As filed with the Securities and Exchange Commission on March 8, 2024

Registration No. 333-274908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

AMENDMENT NO. 6

to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________

BLUERIVER ACQUISITION CORP.
(Exact Name of Registrant as Specified in Its Charter)

_______________________

Cayman Islands*	6770	98-1577027
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

250 West Nottingham Drive, Suite 400
San Antonio, Texas 78209
(210) 832-3305
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_______________________

John Gregg
Randall Mays
250 West Nottingham Drive, Suite 400
San Antonio, Texas 78209
(210) 832-3305
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

Copies to:

John LeClaire Daniel J. Espinoza W. Stuart Ogg Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 Tel: (650) 752-3100	Christopher Melsha Liz Dunshee Andrew Nick Fredrikson & Byron, P.A. 60 South Sixth Street Suite 1500 Minneapolis, Minnesota 55402 Tel: (612) 492-7000

_______________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the business combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

____________

*          Immediately prior to the consummation of the Business Combination described in the proxy statement/prospectus, BlueRiver Acquisition Corp. intends to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation for BlueRiver Acquisition Corp. will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Spinal Stabilization Technologies, Inc.” in connection with the Business Combination, as further described in the proxy statement/prospectus. As used in this proxy statement/prospectus, the term “registrant” refers to BlueRiver Acquisition Corp. (a Cayman Islands exempted company) prior to the Domestication and to the Company (a Delaware corporation) following the Domestication. As used herein, the “Company” refers to BlueRiver Acquisition Corp. as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which in connection with the Domestication and simultaneously with the Business Combination, will change its corporate name to “Spinal Stabilization Technologies, Inc.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The registrant may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. The proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED MARCH 8, 2024

PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF BLUERIVER ACQUISITION CORP.
PROSPECTUS FOR
9,860,428 SHARES OF CLASS A COMMON STOCK AND 9,850,000 WARRANTS OF
BLUERIVER ACQUISITION CORP.
(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF
DELAWARE, WHICH WILL BE RENAMED “SPINAL STABILIZATION TECHNOLOGIES, INC.”
IN CONNECTION WITH THE BUSINESS COMBINATION
DESCRIBED HEREIN)

The board of directors of BlueRiver Acquisition Corp., a Cayman Islands exempted company (“BlueRiver”), has approved (i) the de-registration in the Cayman Islands and the transfer by way of continuation of BlueRiver as a Delaware corporation (the “Domestication”); (ii) the acquisition of certain equity interests in Spinal Stabilization Technologies, LLC (“SST”), by BlueRiver through a merger, pursuant to which SST will become a direct subsidiary of the Company (as defined below) as a result thereof (the “Business Combination”); and (iii) the other transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 21, 2023, by and among BlueRiver Acquisition Corp., BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (such agreement, as amended on February 2, 2024, the “Merger Agreement”) (a copy of which is attached to this proxy statement/prospectus as Annex A). As used in this proxy statement/prospectus, the “Company” refers to BlueRiver as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which, in connection with the Domestication and simultaneously with the consummation of the Business Combination, will change its corporate name to “Spinal Stabilization Technologies, Inc.” We also refer to BlueRiver following the Business Combination as “Surviving Pubco.” As described in this proxy statement/prospectus, BlueRiver’s shareholders are being asked to consider a vote upon (among other things) the Business Combination.

At the effective time of the Domestication and prior to the consummation of the Business Combination, (i) the issued and outstanding Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of BlueRiver will convert automatically by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”); (ii) the issued and outstanding redeemable Public Warrants that were registered pursuant to the Registration Statement on Form S-1 (SEC File No. 333-252050) of BlueRiver (the “IPO registration statement”) will automatically become redeemable Warrants to acquire shares of Class A common stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement (no other changes will be made to the terms of any issued and outstanding public warrants as a result of the Domestication); (iii) each issued and outstanding unit of BlueRiver that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Class A common stock and one-third of one redeemable warrant to acquire one share of Class A common stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement; (iv) each issued and outstanding Class B ordinary share, par value $0.0001 per share (the “Class B ordinary shares”), of BlueRiver will convert automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into one share of Class A common stock; and (v) the issued and outstanding BlueRiver Private Placement Warrants issued in a private placement in connection with BlueRiver’s initial public offering will automatically become Warrants to acquire shares of Class A common stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement (no other changes will be made to the terms of any issued and outstanding Private Placement Warrants as a result of the Domestication).

Accordingly, this prospectus covers 9,860,428 shares of Class A common stock and 9,850,000 Warrants to acquire shares of Class A common stock that will be outstanding following the Business Combination. This prospectus also covers the offer of 9,850,000 shares of Class A common stock underlying Warrants that will be issued and outstanding as a result of the Business Combination. Following the Business Combination, we will be required to file and have declared effective a new registration statement that can be used for the exercise of Public Warrants and exchange of Class V Common Stock and Surviving Company Class A Common Units before such Public Warrants and Class V Common Stock and Surviving Company Class A Common Units may be exercised or exchanged as applicable.

It is anticipated that, upon completion of the Business Combination, and assuming that the Warrant Amendment is not adopted, (1) BlueRiver’s Public Shareholders will own between approximately 4.9% and none of the outstanding Class A Common Stock of the Company, (2) holders of SST membership units immediately prior to the Effective Time (the “SST Holders”) will own between approximately 75.6% and 79.4% of the Class A common stock assuming that all of the Surviving Company Class A Membership Units held prior to such exchange by the SST Holders are exchanged (together with the cancellation of the same number of shares of Class V Common Stock) into shares of Class A common stock of the Company and (3) the investment entities affiliated with the Sponsor, together with BlueRiver’s directors and officers and entities affiliated with such persons (the “Initial Shareholders”) are expected to own between approximately 19.5% and 20.6% of the outstanding Class A Common Stock of the Company (excluding the interest of Randall Mays as an SST Holder). These percentages (i) are based on the assumptions with respect to the exercise of Redemption Rights by Public Shareholders exercise in connection with the Business Combination described in the table below and (ii) do not take into account Public Warrants or Private Placement Warrants to purchase Class A common stock of the Company that will be outstanding immediately following the completion of the Business Combination. If the actual facts are different than these assumptions, the percentage ownership retained by BlueRiver’s Public Shareholders in the Company will be different. Upon the completion of the Business Combination, based on an assumed liquidation on December 26, 2023 pursuant to Section 5.4 of SST’s operating agreement, each Class A1, A2, B1 and B2 Membership Interest unit of SST would be entitled to receive approximately 3.308 Surviving Company Class A Membership Units and a corresponding number of shares of Surviving Pubco Class V Common Stock, which would be exchangeable into approximately 3.308 shares of Class A Common Stock of the Company. Each Class RB2 Membership Interest unit of SST will vest in full and convert into approximately 2.437 Surviving Company Class A Membership Units and a corresponding number of shares of Surviving Pubco Class V Common Stock upon consummation of the Business Combination, which would be exchangeable into approximately 2.437 shares of Class A Common Stock of the Company. Based on the assumed value of $10.00 per share of Class A Common Stock of the Company used in the Merger Agreement to determine the aggregate number of Surviving Company Class A Membership Units and corresponding shares of Surviving Pubco Class V Common Stock issuable to all SST Membership Interest unit holders, the per unit value of each Class A1, A2, B1 and B2 Membership Interest unit of SST and each Class RB2 Membership Interest unit of SST would be approximately $33.08 and $24.37, respectively. The actual numbers of Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock to be issued to the SST Holders are subject to change prior to Closing based on SST’s operating agreement and the Merger Agreement and will set forth on an allocation statement to be delivered by the Company to BlueRiver in connection with the consummation of the transactions contemplated by the Merger Agreement, and the actual value of any Class A Common Stock into which such Surviving Company Class A Membership Units and corresponding shares of Surviving Pubco Class V Common Stock will depend on the trading prices of the Class A Common Stock of the Company at the time of any such exchange, which could vary significantly from the assumptions used above. See the section entitled “Proposal 1 — The Business Combination Proposal — Business Combination Consideration” and “Risk Factors— Risks Related to Our Common Stock and Being a Public Company” for additional information on the Business Combination consideration.

The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, including for SST Holders those shares of Class A common stock issuable upon the exchange of Surviving Company Class A Membership Units and shares of Class V Common Stock into Class A common stock of the Company, under three redemption scenarios (refer to the section of this prospectus titled “Risk factors — Risks Related to the Business Combination and BlueRiver” for the fully dilutive pro forma ownership table).

	No Additional Redemptions(1)%		50% Redemption(2)%		Maximum Redemptions(3)%
SST Holders(4)	24,000,000	75.6%	24,000,000	77.5%	24,000,000	79.4%
Public Stockholders(5)	1,567,710	4.9%	783,855	2.5%	—	—%
BlueRiver Initial Shareholders(6)(7)	6,213,125	19.5%	6,213,125	20.0%	6,213,125	20.6%
Pro forma Class A Common Stock	31,780,835	100.0%	30,996,980	100.0%	30,213,125	100.0%

Potential sources of dilution:
BlueRiver Public Warrants(8)	9,583,270	30.2%	9,583,270	30.9%	9,583,270	31.7%
BlueRiver Private Placement Warrants(8)	266,667	0.8%	266,667	0.9%	266,667	0.9%

____________

(1)      Gives effect that 305,218 Class A Ordinary Shares were redeemed in conjunction with the Extraordinary General Meeting held on February 2, 2024.

(2)      Assumes that 783,855 Class A Ordinary Shares are redeemed for an aggregate redemption payment of approximately $8,442,118 assuming a $10.77 per share redemption price based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024.

(3)      Assumes that 1,567,710 Class A Ordinary Shares are redeemed for an aggregate redemption payment of approximately $16,884,237 assuming a $10.77 per share redemption price based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024.

(4)      Includes 3,479,862 shares of Surviving Pubco Class A Common Stock issuable upon exchange of an aggregate of 3,479,862 Surviving Company Class A Units expected to be issued in the Merger to LLM Family Investment Series 44, L.P., for which Randall Mays serves as Co-Manager of the General Partner, and RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner.

(5)      Excludes 9,583,270 shares issuable on exercise of Public Warrants.

(6)      Excludes 266,667 shares issuable on exercise of Private Placement Warrants.

(7)      Includes 5,413,125 Founders Shares vested at the Closing. Includes 800,000 Private Placement Shares. Excludes 1,774,375 of restricted Founder Shares that are prevented from trading directly following the Business Combination and are also forfeitable, but which retain full voting rights. Excludes Class A shares that may be issuable upon conversion of the Sponsor Note. Excludes 3,479,862 shares of Surviving Pubco Class A Common Stock issuable upon exchange of an aggregate of 3,479,862 Surviving Company Class A Units expected to be issued in the Merger to LLM Family Investment Series 44, L.P., for which Randall Mays serves as Co-Manager of the General Partner, and RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner.

(8)      In the event the Warrant Amendment (as hereinafter defined) is adopted, Surviving Pubco is expected to issue approximately 738,745 shares of Surviving Pubco Class A Common Stock in the aggregate upon the cancellation of such Warrants immediately prior to the Business Combination.

BlueRiver’s units, Class A ordinary shares and warrants are currently listed on the NYSE American stock exchange (the “NYSE American”) under the symbols “BLUA.U,” “BLUA” and “BLUA WS,” respectively. BlueRiver will apply for listing, to be effective at the time of the Business Combination, of the Company’s Class A common stock and warrants on the NYSE American, or another national securities exchange agreed upon by BlueRiver and SST, under the proposed symbols “[•]” and “[•]” respectively.

This proxy statement/prospectus provides shareholders and warrant holders of BlueRiver with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of BlueRiver. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [•], 2024 and is first being mailed to BlueRiver’s shareholders on or about [•], 2024.

BLUERIVER ACQUISITION CORP.

A Cayman Islands Exempted Company
(Company Number 367278)
250 West Nottingham Drive, Suite 400, San Antonio, Texas 78209

To the Shareholders and Warrant Holders of BlueRiver:

You are cordially invited to attend the extraordinary general meeting in lieu of the annual general meeting (the “Shareholders Meeting”) of BlueRiver Acquisition Corp., a Cayman Islands exempted company (“BlueRiver” and, after the Domestication as described below, the “Company”), at [•], at the offices of [•] located at [•], or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

As a warrant holder of BlueRiver, you are cordially invited to attend the meeting of warrant holders (the “Warrant Holders Meeting” and, together with the Shareholders Meeting, the “Special Meetings”) of BlueRiver, at [•], at the offices of [•] located at [•], or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

At the Shareholders Meeting, shareholders of BlueRiver will be asked to consider and vote upon the following proposals:

Proposal No. 1 — The Business Combination Proposal — a proposal, which is referred to herein as the “Business Combination Proposal,” to approve and adopt the Agreement and Plan of Merger, dated effective as of July 21, 2023 (as amended on February 2, 2024 and as may be further amended or supplemented from time to time, the “Merger Agreement”), by and among BlueRiver, BLUA Merger Sub LLC (“Merger Sub”) and Spinal Stabilization Technologies, LLC (“SST”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Merger Agreement, among other things, following the Domestication of BlueRiver to the State of Delaware as described below, BlueRiver will acquire certain equity interests of SST, by way of its wholly-owned subsidiary, Merger Sub, merging with and into SST (the “Merger”), with SST surviving the Merger and becoming a direct subsidiary of the Company as a result thereof (the “Business Combination”).

Proposal No. 2A — the Conversion Amendment Proposal — a proposal, which is referred to herein as the “Conversion Amendment Proposal” to consider and vote upon, by special resolution, to amend the current amended and restated memorandum and articles of association of BlueRiver (the “Existing Organizational Documents”) to provide that the Class B Ordinary Shares may be converted either at the time of the consummation of the initial Business Combination or at any earlier date at the option of the holders of the Class B Ordinary Shares (the “Conversion Amendment”), as described in more detail in the accompanying proxy statement/prospectus.

Proposal No. 2B — The Domestication Proposal — a proposal, which is referred to herein as the “Domestication Proposal,” to consider and vote upon a proposal by special resolution to approve the de-registration of BlueRiver as an exempted company in the Cayman Islands and its registration by way of continuation as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). The Domestication will be effected immediately prior to the consummation of the Business Combination by BlueRiver filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, BlueRiver will become a Delaware corporation and will change its corporate name to “Spinal Stabilization Technologies, Inc.” and all outstanding securities of BlueRiver will convert to outstanding securities of the Company, as described in more detail in the accompanying proxy statement/prospectus

Proposal No. 3 — The Organizational Documents Proposals — proposals, which are referred to herein as the “Organization Documents Proposals,” to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Certificate of Incorporation, to approve the following material differences between the Existing Organizational Documents and the Certificate of Incorporation and the proposed new bylaws (the “Bylaws” and, together with the Certificate of Incorporation, the “Proposed Organizational Documents”) of the Company:

(A)    Organizational Documents Proposal 3A — An amendment to change the authorized share capital of BlueRiver from 200,000,000 Class A ordinary shares of a par value of $0.0001 per share (the “Class A ordinary shares”), 20,000,000 Class B ordinary shares of a par value of $0.0001 per share

(the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 1,000,000 preference shares of a par value of $0.0001 per share, to 250,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), 24,000,000 shares of Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock”) and 10,000,000 shares of preferred stock, $0.0001 par value of the Company (this proposal is referred to herein as “Organizational Documents Proposal 3A”);

(B)    Organizational Documents Proposal 3B — An amendment to authorize the Company Board to make future issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Company Board and as may be permitted by the DGCL (this proposal is referred to herein as “Organizational Documents Proposal 3B”);

(C)    Organizational Documents Proposal 3C — An amendment to adopt Delaware as the exclusive forum for certain stockholder litigation (this proposal is referred to herein as “Organizational Documents Proposal 3C”); and

(D)    Organizational Documents Proposal 3D — Certain other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws to be adopted as part of the Domestication, including (1) changing the post-Business Combination corporate name from “BlueRiver Acquisition Corp.” to “Spinal Stabilization Technologies, Inc.,” which is expected to occur after the Domestication in connection with the Business Combination, (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL, (4) granting an explicit waiver regarding corporate opportunities to non-officer or non-employee directors of the Company and (5) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the board of directors of BlueRiver believes are necessary to adequately address the needs of the Company after the Business Combination (this proposal is referred to herein as “Organizational Documents Proposal 3D”).

Proposal No. 4 — The Equity Incentive Plan Proposal — a proposal, which is referred to herein as the “Equity Incentive Plan Proposal,” to consider and vote upon the approval by ordinary resolution of the Equity Incentive Plan.

Proposal No. 5 — The Charter Proposal — a proposal, which is referred to herein as the “Charter Proposal,” to consider and vote upon a proposal by special resolution, of the amendment and restatement of the Existing Organizational Documents (as defined herein) by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation (the “Certificate of Incorporation”) of the Company (a corporation incorporated in the State of Delaware, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the Certificate of Corporate Domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), including authorization of the change in authorized share capital as indicated therein and the change of name of BlueRiver to “Spinal Stabilization Technologies, Inc.” in connection with the Business Combination.

Proposal No. 6 — The NYSE American Proposal — a proposal, which is referred to herein as the “NYSE American Proposal,” to consider and vote upon a proposal by ordinary resolution to approve, for the purposes of complying with the applicable provisions of NYSE American Listing Rules 712 and 713, the issuance of shares of Class A common stock and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination.

Proposal No. 7 — The Adjournment Proposal — a proposal, which is referred to herein as the “Adjournment Proposal,” to consider and vote upon a proposal by ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

At the Warrant Holders Meeting, warrant holders of BlueRiver will be asked to consider and vote upon the following proposals:

Proposal No. 1 — The Warrant Amendment Proposal — a proposal, which is referred to herein as the “Warrant Amendment Proposal,” to approve and adopt the amendment to the Warrant Agreement (the “Warrant Amendment”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex I, and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Warrant Amendment, among other things, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock.

Proposal No. 2 — The Adjournment Proposal — a proposal, which is referred to herein as the “Warrant Holders Adjournment Proposal,” to consider and vote upon a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting or (b) if the BlueRiver Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals.

Approval of the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Charter Proposal and the NYSE American Proposal are conditions to closing the Business Combination. The Business Combination will be consummated only if the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Charter Proposal and the NYSE American Proposal (collectively, the “Condition Precedent Proposals”) are approved at the Shareholders Meeting, or otherwise waived by the party for whose benefit such condition exists. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other.

In addition, you will be asked to consider and vote upon the Organizational Documents Proposals, the Equity Incentive Plan Proposal and the Adjournment Proposal. None of the Organizational Documents Proposals, the Equity Incentive Plan Proposal or the Adjournment Proposal is conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully in its entirety.

At the effective time of the Domestication and prior to the consummation of the Business Combination, (i) the issued and outstanding Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of BlueRiver will convert automatically by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”); (ii) the issued and outstanding redeemable warrants that were registered pursuant to the Registration Statement on Form S-1 (SEC File No. 333-252050) of BlueRiver (the “IPO registration statement”) will automatically become redeemable warrants to acquire shares of Class A common stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement (no other changes will be made to the terms of any issued and outstanding public warrants as a result of the Domestication); (iii) each issued and outstanding Class B ordinary share, par value $0.0001 per share (the “Class B ordinary shares”), of BlueRiver will convert automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into one share of Class A common stock and (iv) the issued and outstanding warrants of BlueRiver issued in a private placement will automatically become warrants to acquire shares of Class A common stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the applicable warrant agreement (no other changes will be made to the terms of any issued and outstanding private placement warrants as a result of the Domestication). As used herein, “Public Shares” shall mean the Class A ordinary shares and “Public Warrants” shall mean the redeemable warrants to acquire Class A ordinary shares, in each case, that were registered pursuant to the IPO registration statement and the shares of the Class A common stock issued as a matter of law upon the conversion thereof at the effective time of the Domestication. For further details, see “Proposal 2B: The Domestication Proposal.”

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, (i) holders of SST membership units immediately prior to the Effective Time (the “SST Holders”) will (a) retain up to an aggregate of [•] Surviving Company Class A Membership Units, which are non-voting economic interests in SST and (b) receive an equal number of shares of Class V Common Stock, which will be non-economic voting interests in the Company and (ii) assuming no Redemptions, existing stockholders of BlueRiver will retain [•] shares of Class A common stock, and the Company will hold [•] Surviving Company Class A Membership Units, and (iii) BlueRiver will contribute the Available Cash to the Surviving Company. For further details, see “Proposal 1: The Business Combination Proposal — The Merger Agreement — Business Combination Consideration.”

Concurrently with the execution of the Merger Agreement, BlueRiver, SST and the Sponsor Parties entered into the Sponsor Letter Support Agreement on July 21, 2023 (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor Parties have agreed to (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) waive any adjustment to the conversion ratio set forth in the Existing Organizational Documents of BlueRiver, (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to his, her or its shares in BlueRiver prior to the closing of the Business Combination (the date on which such closing occurs, the “Closing Date”), or the earlier termination of the Merger Agreement. For further details, see “Proposal 1: The Business Combination Proposal — The Merger Agreement — Business Combination Consideration.”

Concurrently or promptly after the signing of the Merger Agreement, James Douglas Lutz, MD Dynasty, Leland Lutz Trust, Anne de Compiegne Lutz, SSTIG, The De Compiegne Property Company No. 20, LTD., Twenty S-5, LLC, SFSST LLC, SFSST (OFFSHORE) LLC, LLM Family Investments Series 44, L.P., RTM Partners, LTD. and Dakaros II (collectively, the “Specified SST Members”) entered into a Member Support Agreement (the “Member Support Agreements”) with BlueRiver and SST, pursuant to which the Specified SST Members have agreed to (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) irrevocably appoint BlueRiver or any individual designated by BlueRiver as such Equityholder’s agent, attorney-in-fact and proxy (with Specified SST Members power of substitution and resubstitution) to attend on behalf of such Equityholder any meeting of the Specified SST Members with respect to the Business Combination, and to vote (or cause to be voted) the units of the SST held by such SST Unitholder or consent (or withhold consent) with respect to the Merger Agreement and the transactions contemplated thereby and (iii) be bound by certain other covenants and agreements related to the Business Combination. See “Proposal 1: The Business Combination Proposal — Certain Agreements Related to the Business Combination” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Existing Organizational Documents, a public shareholder may request that BlueRiver redeem all or a portion of such shareholder’s Public Shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company (the “Transfer Agent”), BlueRiver’ transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Public shareholders may elect to redeem their Public Shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to the Transfer Agent, the Company will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the BlueRiver’ trust account established at the consummation of BlueRiver IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of [•], 2024, this would have amounted to approximately $[•] per issued and outstanding Public Share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption takes place immediately following the Domestication. See “Shareholders Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The holders of Class B ordinary shares have agreed to vote all of their ordinary shares in favor of the proposals being presented at the Shareholders Meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. The Class B ordinary shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the holders of Class B ordinary shares own approximately 20% of the issued and outstanding ordinary shares.

The Merger Agreement provides that the obligations of SST to consummate the Business Combination are conditioned on, among other things, that (x) the aggregate amount of cash proceeds available for release to BlueRiver from the Trust Account and (y) the net amount of proceeds actually received by BlueRiver pursuant to any PIPE Financing consummated prior to, or in connection with, the Closing, less the aggregate amount of fees and expenses payable by BlueRiver in connection with the Business Combination and the transactions contemplated thereby that remain unpaid immediately prior to the Closing, shall be at least $10,000,000 (the “Minimum Cash Condition”). If this Minimum Cash Condition is not met, and such condition is not duly waived by SST, then the Merger Agreement could be terminated and the proposed Business Combination may not be consummated. The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, the Merger Agreement provides that the obligations of SST and BlueRiver to consummate the Business Combination are conditioned on, among other things, BlueRiver having, after giving effect to the Business Combination and the transactions contemplated thereby, net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001.

BlueRiver is providing the accompanying shareholder proxy statement/prospectus and accompanying proxy card to BlueRiver’ shareholders in connection with the solicitation of proxies to be voted at the Shareholders Meeting, warrant proxy card to BlueRiver warrant holders in connection with the solicitation of proxies to be voted at the Warrant Holders Meeting and at any adjournments of the extraordinary meeting. Information about the Shareholders Meeting, the Warrant Holders Meeting, the Business Combination and other related business to be considered by BlueRiver’s shareholders at the Shareholders Meeting and BlueRiver’s warrant holdres at the Warrant Holders Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Shareholders Meeting, all of BlueRiver’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 31 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of BlueRiver has approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to BlueRiver’s shareholders in the accompanying proxy statement/prospectus. Further, the board of directors of BlueRiver has approved the Warrant Amendment and unanimously recommends that the warrant holders vote “FOR” the adoption of the Warrant Amendment and “FOR” all other proposals presented to BlueRiver’s warrant holders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of BlueRiver, you should keep in mind that BlueRiver’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder or a warrant holder, as applicable. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of BlueRiver’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The Business Combination Proposal, the Equity Incentive Plan Proposal, the NYSE American Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority, as of the Record Date (as defined in the accompanying proxy statement/prospectus), of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting. The Organizational Documents Proposals are voted upon on a non-binding advisory basis only. The Conversion Amendment Proposal, the Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds, as of the Record Date, of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting. If any of the Conversion Amendment Proposal, the Domestication Proposal, the Business Combination Proposal the Charter Proposal or the NYSE American Proposal fail to receive the required approval by the shareholders of BlueRiver at the Shareholders Meeting, the Business Combination will not be completed.

The Warrant Amendment Proposal will require the affirmative vote of the holders of at least (i) 65% of the outstanding Public Warrants and (ii) 50% of the outstanding Private Placement Warrants, each voting separately as a class. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of the holders of at least 50% of the Warrants present in person, online or represented by proxy at the Warrant Holders Meeting, with such votes cast by BlueRiver warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.

Your vote is very important.    Whether or not you plan to attend the Special Meetings, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares and/or warrants are represented at the Special Meetings. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares and/or warrants are represented and voted at the Special Meetings. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the Shareholders Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. None of the Organizational Documents Proposals, which will be voted upon a non-binding advisory basis only, the Equity Incentive Plan Proposal, the Adjournment Proposal or the Warrant Holder Proposals is conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your shareholder proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Shareholders Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Shareholders Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Shareholders Meeting. If you are a shareholder of record and you attend the Shareholders Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

If you sign, date and return your warrant holder proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Warrant Holders Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Warrant Holders Meeting in person, the effect will be, among other things, that your warrants will not be counted for purposes of determining whether a quorum is present at the Warrant Holders Meeting. If you are a warrant holder of record and you attend the Warrant Holders Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHT, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO BLUERIVER’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SHAREHOLDERS MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT.

On behalf of the board of directors of BlueRiver, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

John Gregg and Randall Mays
Co-Chief Executive Officers and Co-Chairmen

This proxy statement/prospectus provides shareholders and warrant holders of BlueRiver with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of BlueRiver. We encourage you to read this entire document, including the annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [•], 2024, and is first being mailed to BlueRiver’s shareholders and warrant holders on or about [•], 2024.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

BLUERIVER ACQUISITION CORP.

A Cayman Islands Exempted Company
(Company Number 367278)
250 West Nottingham Drive, Suite 400, San Antonio, Texas 78209

TO THE SHAREHOLDERS OF BLUERIVER ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting in lieu of the annual general meeting (the “Shareholders Meeting”) of BlueRiver Acquisition Corp., a Cayman Islands exempted company (“BlueRiver” and, after the Domestication as described below, the “Company”), will be held at [•], Eastern Time, on [•], 2024, at the offices of [•] located at [•], or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

You are cordially invited to attend the Shareholders Meeting, which will be held for the following purposes:

1.      Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and authorize the Agreement and Plan of Merger, dated as of July 21, 2023, by and among BlueRiver Acquisition Corp. (“BlueRiver”), BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (the “SST”) (such agreement, as amended on February 2, 2024, the “Merger Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the business combination whereby (i) BlueRiver will de-register as an exempted company in the Cayman Islands and transfer by way of continuation as a Delaware corporation (the “Domestication”) and (ii) on the Closing Date, following the Domestication, Merger Sub will merge with and into SST (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”) with SST continuing as the surviving entity of the Merger and a subsidiary of BlueRiver (the “Surviving Company”) (the “Business Combination Proposal”);

2.      Proposal No. 2A — the Conversion Amendment Proposal — to consider and vote upon a proposal, by special resolution, to amend the Existing Organizational Documents to provide that the Class B Ordinary Shares may be converted either at the time of the consummation of the initial Business Combination or at any earlier date at the option of the holders of the Class B Ordinary Shares, as described in more detail in the accompanying proxy statement/prospectus (the “Conversion Amendment Proposal”).

3.      Proposal No. 2B — The Domestication Proposal — to consider and vote upon a proposal, by special resolution, to approve the de-registration of BlueRiver as an exempted company in the Cayman Islands and its registration by way of continuation as a corporation incorporated under the laws of the State of Delaware. The Domestication will be effected immediately prior to the consummation of the Business Combination by BlueRiver filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, BlueRiver will become a Delaware corporation and will change its corporate name to “Spinal Stabilization Technologies, Inc.” and all outstanding securities of BlueRiver will convert to outstanding securities of the Company, as described in more detail in the accompanying proxy statement/prospectus (the “Domestication Proposal”).

4.      Proposal No. 3 — The Organizational Documents Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Certificate of Incorporation (collectively, the “Organizational Documents Proposals”), to approve the following material differences between the current amended and restated memorandum and articles of association of

BlueRiver (the “Existing Organizational Documents”) and the Certificate of Incorporation and the proposed new bylaws (the “Bylaws” and, together with the Certificate of Incorporation, the “Proposed Organizational Documents”) of the Company:

(A)    Organizational Documents Proposal 3A — An amendment to change the authorized capital stock of BlueRiver from 200,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 1,000,000 preference shares, par value $0.0001 per share, to 250,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), 24,000,000 shares of Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock”) and 10,000,000 shares of preferred stock, $0.0001 par value of the Company (this proposal is referred to herein as “Organizational Documents Proposal 3A”);

(B)    Organizational Documents Proposal 3B — An amendment to authorize the Company Board to make future issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Company Board and as may be permitted by the DGCL (this proposal is referred to herein as “Organizational Documents Proposal 3B”);

(C)    Organizational Documents Proposal 3C — An amendment to adopt Delaware as the exclusive forum for certain stockholder litigation (this proposal is referred to herein as “Organizational Documents Proposal 3C”); and

(D)    Organizational Documents Proposal 3D — Certain other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws to be adopted as part of the Domestication, including (1) changing the post-Business Combination corporate name from “BlueRiver Acquisition Corp.” to “Spinal Stabilization Technologies, Inc.,” which is expected to occur after the Domestication in connection with the Business Combination, (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL, (4) granting an explicit waiver regarding corporate opportunities to non-officer or non-employee directors of the Company and (5) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the board of directors of BlueRiver believes are necessary to adequately address the needs of the Company after the Business Combination (this proposal is referred to herein as “Organizational Documents Proposal 3D”).

5.      Proposal No. 4 — The Equity Incentive Plan Proposal — to consider and vote upon the approval by ordinary resolution of the Equity Incentive Plan (the “Equity Incentive Plan Proposal”).

6.      Proposal No. 5 — The Charter Proposal — to consider and vote upon a proposal by special resolution, the amendment and restatement of the Existing Organizational Documents (as defined herein) by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation (the “Certificate of Incorporation”) of the Company (a corporation incorporated in the State of Delaware, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the Certificate of Corporate Domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), including authorization of the change in authorized share capital as indicated therein and the change of name of BlueRiver to “Spinal Stabilization Technologies, Inc.” in connection with the Business Combination (the “Charter Proposal”).

7.      Proposal No. 6 — The NYSE American Proposal — to consider and vote upon a proposal by ordinary resolution to approve, for the purposes of complying with the applicable provisions of NYSE American Listing Rules 712 and 713, the issuance of shares of Class A common stock and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination (the “NYSE American Proposal”).

8.      Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (this proposal is referred to herein as the “Adjournment Proposal”).

These Shareholder Proposals are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of ordinary shares of BlueRiver at the close of business on [•], 2024 (the “Record Date”) are entitled to notice of the Shareholders Meeting and to vote and have their votes counted at the Shareholders Meeting and any adjournments of the Shareholders Meeting.

After careful consideration, the board of directors of BlueRiver has determined that the Shareholder Proposals are fair to and in the best interests of BlueRiver and its shareholders and unanimously recommends that the holders of BlueRiver Ordinary Shares entitled to vote with respect to each of the Shareholder Proposals, vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Conversion Amendment Proposal, “FOR” the Domestication Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Charter Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the NYSE American Proposal and “FOR” the Adjournment Proposal.

The existence of any financial and personal interests of one or more of BlueRiver’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BlueRiver and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Shareholder Proposals. See the section entitled “Shareholder Proposal 1: The Business Combination Proposal — Interests of BlueRiver’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Organizational Documents, a Public Shareholder may request that BlueRiver redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares, or (b) hold Public Shares through units, you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“CST”), BlueRiver’s transfer agent, in which you (a) request that BlueRiver redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)   deliver your Public Shares to CST, BlueRiver’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Public Shareholders may seek to have their Public Shares redeemed by BlueRiver, regardless of whether they vote for or against the Business Combination Proposal or any other Shareholder Proposal and whether they held BlueRiver Ordinary Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ordinary shares of BlueRiver on or before [•], 2024 (two (2) business days before the Shareholders Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $16.9 million on February 2, 2024, 2023 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.81. A Public Shareholder who has properly tendered his, her or its Public Shares for Redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be cancelled and the tendered shares will be returned to the relevant Public Shareholders as appropriate.

BlueRiver shareholders who seek to redeem their Public Shares must demand Redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two (2) business days before the Shareholders Meeting) by (a) submitting a written request to the Transfer Agent that BlueRiver redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for Redemption if such holder is acting in concert or as a “group” (as defined in Section 13 d-3 of the Exchange Act) with any other shareholder with respect to ordinary shares of BlueRiver and (c) delivering their ordinary shares, either physically or electronically using DTC’s deposit/withdrawal at custodian system (“DWAC”), at the holder’s option, to the Transfer Agent prior to the Shareholders Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of BlueRiver’ Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by BlueRiver.

Pursuant to the Sponsor Letter Agreement, the Sponsor, officers and directors of BlueRiver have waived all of their Redemption Rights and will not have Redemption Rights with respect to any BlueRiver Shares owned by them, directly or indirectly. Holders of the warrants will not have redemption rights with respect to the warrants.

Each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, and the NYSE American Proposal is interdependent upon the others and must be approved in order for BlueRiver to complete the Business Combination contemplated by the Merger Agreement. If any of the Domestication Proposal, Business Combination Proposal, the Charter Proposal, or the NYSE American Proposal fails to receive the required approval by the shareholders of BlueRiver at the Shareholders Meeting, the Business Combination will not be completed. The Business Combination Proposal, the Equity Incentive Plan Proposal, the NYSE American Proposal and the Adjournment Proposal will require an ordinary resolution, being the approval of the holders of a majority of the ordinary shares, as of the Record Date, of the ordinary shares of BlueRiver that are present and vote at the Shareholders Meeting. The Organizational Documents Proposals are voted upon on a non-binding advisory basis only. The Domestication Proposal and the Charter Proposal will require a special resolution, being the approval of the holders of a majority of at least two-thirds, as of the Record Date, of the ordinary shares of BlueRiver that are present and vote at the Shareholders Meeting.

All shareholders of BlueRiver are cordially invited to attend the Shareholders Meeting in person. To ensure your representation at the Shareholders Meeting, however, you are urged to mark, sign and date the enclosed proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided. If you are a shareholder of record of BlueRiver Ordinary Shares, you may also cast your vote in person at the Shareholders Meeting. If your shares are held in an account at a brokerage firm or bank, or by a nominee, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend the Shareholders Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Whether or not you plan to attend the Shareholders Meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” in the accompanying proxy statement/prospectus.

Your vote is important regardless of the number of shares you own.    Whether you plan to attend the Shareholders Meeting or not, please mark, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

John Gregg, Co-Chief Executive Officer and Co-Chairman

[•], 2024

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE SHAREHOLDER PROPOSALS. YOU MAY EXERCISE YOUR RIGHTS TO DEMAND THAT BLUERIVER REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT WHETHER YOU VOTE FOR OR AGAINST THE SHAREHOLDER PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST TENDER YOUR SHARES TO BLUERIVER’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE SHAREHOLDERS MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “SHAREHOLDERS MEETING — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

NOTICE OF MEETING OF WARRANT HOLDERS

BLUERIVER ACQUISITION CORP.

A Cayman Islands Exempted Company
(Company Number 367278)
250 West Nottingham Drive, Suite 400, San Antonio, Texas 78209

TO THE WARRANT HOLDERS OF BLUERIVER ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a meeting of warrant holders (the “Warrant Holders Meeting”) of BlueRiver Acquisition Corp., a Cayman Islands exempted company (“BlueRiver” and, after the Domestication as described below, the “Company”), will be held at [•], Eastern Time, on [•], 2024, at the offices of [•] located at [•], or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Proposal No. 1 — The Warrant Amendment Proposal — a proposal, which is referred to herein as the “Warrant Amendment Proposal,” to approve and adopt the amendment to the Warrant Agreement (the “Warrant Amendment”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex I, and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Warrant Amendment, among other things, upon the Business Combination, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock.

Proposal No. 2 — The Adjournment Proposal — a proposal, which is referred to herein as the “Warrant Holders Adjournment Proposal,” to consider and vote upon a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting or (b) if the BlueRiver Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals.

You are cordially invited to attend the Warrant Holders Meeting, which will be held for the following purposes:

1.      Proposal No. 1 — The Warrant Amendment Proposal — to approve and adopt the amendment to the Warrant Agreement (the “Warrant Amendment”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex I, and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Warrant Amendment, among other things, on the Closing Date after the Domestication and before the effective time of the Merger, in each case, as contemplated by the Agreement and Plan of Merger, dated as of July 21, 2023, by and among BlueRiver, BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (the “SST”) (such agreement, as amended on February 2, 2024, the “Merger Agreement”), each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Class A common stock, par value $0.0001 per share, of the surviving entity of the Merger and a subsidiary of BlueRiver (the “Warrant Amendment Proposal”).

2.      Proposal No. 2 — The Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting or (b) if the BlueRiver Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals (this proposal is referred to herein as the “Warrant Holders Adjournment Proposal” and together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”).

These Warrant Holder Proposals are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of warrants of BlueRiver at the close of business on [•], 2024 (the “Record Date”) are entitled to notice of the Warrant Holder Meeting and to vote and have their votes counted at the Warrant Holder Meeting and any adjournments of the Warrant Holder Meeting.

After careful consideration, the board of directors of BlueRiver has determined that the Warrant Holder Proposals are fair to and in the best interests of BlueRiver and its warrant holders and unanimously recommends that the holders of BlueRiver Warrants entitled to vote with respect to each of the Warrant Holder Proposals, vote or give instruction to vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal.

The existence of any financial and personal interests of one or more of BlueRiver’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BlueRiver and its warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that warrant holders vote for the Warrant Holder Proposals. See the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

All warrant holders of BlueRiver are cordially invited to attend the Warrant Holders Meeting in person. To ensure your representation at the Warrant Holders Meeting, however, you are urged to mark, sign and date the enclosed proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided. If you are a warrant holder of record of BlueRiver Warrants, you may also cast your vote in person at the Warrant Holders Meeting. If your shares are held in an account at a brokerage firm or bank, or by a nominee, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend the Warrant Holders Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Whether or not you plan to attend the Warrant Holders Meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” in the accompanying proxy statement/prospectus.

Your vote is important regardless of the number of warrants you own.    Whether you plan to attend the Warrant Holders Meeting or not, please mark, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

John Gregg, Co-Chief Executive Officer and Co-Chairman

[•], 2024

Page
ABOUT THIS PROXY STATEMENT/PROSPECTUS	iii
MARKET, INDUSTRY AND OTHER DATA	vi
SELECTED DEFINITIONS	vii
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING	xv
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	xxxv
PROXY STATEMENT/PROSPECTUS SUMMARY	1
SELECTED HISTORICAL FINANCIAL DATA OF SST	26
SELECTED HISTORICAL FINANCIAL DATA OF BLUERIVER	27
SELECTED UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION	29
RISK FACTORS	31
SPECIAL MEETING OF BLUERIVER SHAREHOLDERS	111
THE BUSINESS COMBINATION	116
THE DOMESTICATION	124
PROPOSAL 1 — THE BUSINESS COMBINATION PROPOSAL	125
PROPOSAL 2A — THE CONVERSION AMENDMENT PROPOSAL	159
PROPOSAL 2B — THE DOMESTICATION PROPOSAL	160
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION TO BLUERIVER SHAREHOLDERS	171
PROPOSAL 3: THE ORGANIZATIONAL DOCUMENTS PROPOSALS	187
ORGANIZATIONAL DOCUMENTS PROPOSAL 3A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	190
ORGANIZATIONAL DOCUMENTS PROPOSAL 3B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF THE COMPANY AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	191
ORGANIZATIONAL DOCUMENTS PROPOSAL 3C — APPROVAL OF DELAWARE AS EXCLUSIVE FORUM	192
ORGANIZATIONAL DOCUMENTS PROPOSAL 3D — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS	194
PROPOSAL 4 — THE EQUITY INCENTIVE PLAN PROPOSAL	197
PROPOSAL 5 — THE CHARTER PROPOSAL	205
PROPOSAL 6 — THE NYSE AMERICAN PROPOSAL	206
PROPOSAL 7 — ADJOURNMENT PROPOSAL	208
SST’S BUSINESS	214
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SST	246
BLUERIVER’S BUSINESS	255
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BLUERIVER	258
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	265
MANAGEMENT OF BLUERIVER	276
MANAGEMENT OF SST AND SURVIVING PUBCO FOLLOWING THE BUSINESS COMBINATION	285
EXECUTIVE AND DIRECTOR COMPENSATION OF SST	293
BENEFICIAL OWNERSHIP OF SECURITIES	299
CERTAIN RELATIONSHIPS AND RELATED PARTIES TRANSACTIONS	302
DESCRIPTION OF SURVIVING PUBCO’S SECURITIES	307

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by BlueRiver Acquisition Corp. (“BlueRiver” or “SPAC”) (File No. 333-274908) (the “Registration Statement”), constitutes a prospectus of BlueRiver under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Class A common stock of the Company and warrants to purchase Class A common stock that will be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to (i) the extraordinary general meeting of BlueRiver at which BlueRiver shareholders will be asked to consider and vote upon the proposals to adopt the Business Combination Proposal (as described below), to adopt the Conversion Amendment Proposal (as described below), to adopt the Domestication Proposal (as described below), to adopt the Organizational Documents Proposals (as described below), to adopt the Equity Incentive Plan Proposal (as described below), to adopt the NYSE American Proposal (as described below) and, if necessary, to adopt the Adjournment Proposal (as described below), and (ii) the meeting of BlueRiver at which BlueRiver warrant holders will be asked to consider and vote upon the Warrant Amendment Proposal (as described below) and, if necessary, the Warrant Holders Adjournment Proposal (as described below).

At the Shareholders Meeting, shareholders of BlueRiver will be asked to consider and vote upon the following proposals:

1.      Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and authorize the Agreement and Plan of Merger, dated as of July 21, 2023, by and among BlueRiver Acquisition Corp. (“BlueRiver”), BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company ( “SST”) (such agreement, as amended on February 2, 2024, the “Merger Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference, and the transactions contemplated therein, including the business combination whereby (i) BlueRiver will de-register as an exempted company in the Cayman Islands and transfer by way of continuation as a Delaware corporation (the “Domestication”) and (ii) on the Closing Date, following the Domestication, Merger Sub will merge with and into SST (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”) with SST continuing as the surviving entity of the Merger and a subsidiary of BlueRiver (the “Surviving Company”) (the “Business Combination Proposal”);

2.      Proposal No. 2A — the Conversion Amendment Proposal — to consider and vote upon a proposal, by special resolution, to amend the Existing Organizational Documents to provide that the Class B Ordinary Shares may be converted either at the time of the consummation of the initial Business Combination or at any earlier date at the option of the holders of the Class B Ordinary Shares (the “Conversion Amendment”), as described in more detail in this proxy statement/prospectus (the “Conversion Amendment Proposal”).

3.      Proposal No. 2B — The Domestication Proposal — to consider and vote upon a proposal, by special resolution, to approve the de-registration of BlueRiver as an exempted company in the Cayman Islands and its registration by way of continuation as a corporation incorporated under the laws of the State of Delaware. The Domestication will be effected immediately prior to the consummation of the Business Combination by BlueRiver filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, BlueRiver will become a Delaware corporation and will change its corporate name to “Spinal Stabilization Technologies, Inc.” and all outstanding securities of BlueRiver will convert to outstanding securities of the Company, as described in more detail in this proxy statement/prospectus (the “Domestication Proposal”).

4.      Proposal No. 3 — The Organizational Documents Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Certificate of Incorporation (collectively, the “Organizational Documents Proposals”), to approve the following material differences between the current amended and restated memorandum and articles of association of

BlueRiver (the “Existing Organizational Documents”) and the Certificate of Incorporation and the proposed new bylaws (the “Bylaws” and, together with the Certificate of Incorporation, the “Proposed Organizational Documents”) of the Company:

(A)    Organizational Documents Proposal 3A — An amendment to change the authorized capital stock of BlueRiver from 200,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 1,000,000 preference shares, par value $0.0001 per share, to 250,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), 24,000,000 shares of Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock”) and 10,000,000 shares of preferred stock, $0.0001 par value of the Company (this proposal is referred to herein as “Organizational Documents Proposal 3A”);

(B)    Organizational Documents Proposal 3B — An amendment to authorize the Company Board to make future issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Company Board and as may be permitted by the DGCL (this proposal is referred to herein as “Organizational Documents Proposal 3B”);

(C)    Organizational Documents Proposal 3C — An amendment to adopt Delaware as the exclusive forum for certain stockholder litigation (this proposal is referred to herein as “Organizational Documents Proposal 3C”); and

(D)    Organizational Documents Proposal 3D — Certain other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws to be adopted as part of the Domestication, including (1) changing the post-Business Combination corporate name from “BlueRiver Acquisition Corp.” to “Spinal Stabilization Technologies, Inc.,” which is expected to occur after the Domestication in connection with the Business Combination, (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL, (4) granting an explicit waiver regarding corporate opportunities to non-officer or non-employee directors of the Company and (5) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the board of directors of BlueRiver believes are necessary to adequately address the needs of the Company after the Business Combination (this proposal is referred to herein as “Organizational Documents Proposal 3D”).

5.      Proposal No. 4 — The Equity Incentive Plan Proposal — to consider and vote upon the approval by ordinary resolution of the Equity Incentive Plan (the “Equity Incentive Plan Proposal”).

6.      Proposal No. 5 — The Charter Proposal — to consider and vote upon a proposal, by special resolution, of the amendment and restatement of the Existing Organizational Documents (as defined herein) by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation (the “Certificate of Incorporation”) of the Company (a corporation incorporated in the State of Delaware, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the Certificate of Corporate Domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), including authorization of the change in authorized share capital as indicated therein and the change of name of BlueRiver to “Spinal Stabilization Technologies, Inc.” in connection with the Business Combination (the “Charter Proposal”).

7.      Proposal No. 6 — The NYSE American Proposal — to consider and vote upon a proposal by ordinary resolution to approve, for the purposes of complying with the applicable provisions of NYSE American Listing Rules 712 and 713, the issuance of shares of Class A common stock and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination (the “NYSE American Proposal”).

8.      Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (this proposal is referred to herein as the “Adjournment Proposal”).

At the Warrant Holders Meeting, warrant holders of BlueRiver will be asked to consider and vote upon the following proposals:

1.      Proposal No. 1 — The Warrant Amendment Proposal — to approve and adopt the amendment to the Warrant Agreement (the “Warrant Amendment”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex I, and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Warrant Amendment, among other things, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Class A common stock, par value $0.0001 per share, of the surviving entity of the Merger and a subsidiary of BlueRiver (the “Warrant Amendment Proposal”).

2.      Proposal No. 2 — The Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to approve the adjournment of the Warrant Holders Meeting to a later date or dates,   if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting or (b) if the BlueRiver Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals (this proposal is referred to herein as the “Warrant Holders Adjournment Proposal” and together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”).

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

This proxy statement/prospectus incorporates important business and financial information about BlueRiver that is not included in or delivered with the document.

You may request copies of this proxy statement/prospectus, without charge, by written or oral request to BlueRiver’s proxy solicitor at:

Okapi Partners LLC
Telephone: (855) 208-8903
Bank and Brokers can call at (212) 297-0720
Email: info@okapipartners.com

To obtain timely delivery of requested materials, you must request the documents no later than five business days prior to the date of the Shareholders Meeting and the Warrant Holders Meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

v

MARKET, INDUSTRY AND OTHER DATA

This proxy statement/prospectus contains estimates, projections and other information concerning SST’s industry, including market size and growth of the markets in which it participates, that are based on industry publications and reports and forecasts prepared by its management. In some cases, SST does not expressly refer to the sources from which these estimates and information are derived. While we are not aware of any misstatements regarding the market, industry or other data presented herein, such projections, assumptions and estimates of the future performance of the industry in which SST operates and SST’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain estimates of market opportunity, including internal estimates of the addressable market for SST and forecasts of market growth, included in this proxy statement/prospectus may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this proxy statement/prospectus relating to the size of SST’s target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market SST estimates may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this proxy statement/prospectus, SST’s business could fail to successfully address or compete in such markets, if at all.

Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Certain other amounts that appear in this proxy statement/prospectus may not sum due to rounding.

SELECTED DEFINITIONS

“10% U.S. shareholder”

means a U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of BlueRiver Shares entitled to vote or 10% or more of the total value of all classes of BlueRiver Shares.

“2020 Notes”	means convertible notes that SST issued in 2020 with an original maturity date of November 30, 2021.
“2021 Notes”	means convertible notes that SST issued in 2021 with a maturity date of December 31, 2022.
“2022 Note Conversions”	means the conversion of the 2021 Notes and 2020 Notes into Class B2 Units at a conversion price of approximately $7.11 per Unit.
“2022 Units”	means the B2 Units issued in October 2022 by SST at a purchase price of approximately $7.11 pr unit.
“401(k) Plan”	means the Spinal Stabilization Technology 401(k) Profit Sharing Plan and Trust.
“510(k)”	means clearance of a premarket notification.
“Acquisition Transaction”

means any (w) sale of any assets of SST and its Subsidiaries outside the Ordinary Course of Business, (x) sale of any Equity Securities SST or any of its Subsidiaries (other than the Permitted Financing), (y) listing of any of its Equity Securities on any listing exchange, or (z) merger, joint venture, consolidation, liquidation, dissolution or similar transaction involving SST or any of its Subsidiaries.

“Adjournment Proposal”

means the proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

“Ancillary Documents”	means each agreement, document, instrument and/or certificate entered into in connection with the Merger Agreement or therewith and any and all exhibits and schedules thereto.
“A&R LLCA”	means the Fifth Amended and Restated Company Agreement.
“ARRA”	means the American Recovery and Reinvestment Act 2009.
“ASC”	means accounting Standards Codification.
“ASC 480”	means Topic 480 “Distinguishing Liabilities from Equity.”
“ASC 815”	means FASB ASC Subtopic 815-15 “Derivatives and Hedging — Embedded Derivatives.”
“ASC 820”	means ASC Topic 820, Fair Value Measurement.
“ASU”	means accounting Standards Update.
“Available Cash”

means an amount equal to the sum of (i) the amount of cash available to be released from the Trust Account (after giving effect to all payments to be made as a result of the completion of all Shareholder Redemption Rights), plus (ii) the net amount of proceeds actually received by BlueRiver pursuant to each PIPE Financing.

“BlueRiver”	means BlueRiver Acquisition Corp.
“BlueRiver Board”	means the board of directors of BlueRiver.
“BlueRiver Class A Shares”	means a Class A ordinary share of BlueRiver, par value $0.0001 per share.
“BlueRiver Class B Ordinary Shares Conversion”	means each then issued and outstanding BlueRiver Class B Ordinary Share will convert automatically, on a one-for-one basis, into one share of Surviving Pubco Class A Common Stock.
“BlueRiver Class B Shares”	means a Class B ordinary share of BlueRiver, par value $0.0001 per share.
“BlueRiver Equity Incentive Plan”	means the equity incentive plan form set forth as an annex to the Merger Agreement
“BlueRiver Founder Shares”	means the 7,187,500 BlueRiver Class B Shares held by the Sponsor, which were acquired for an aggregate price of $25,000 prior to the BlueRiver IPO.

“BlueRiver IPO”	means the initial public offering of BlueRiver Acquisition Corp., which was consummated on February 2, 2021.
“BlueRiver Management”	means certain members of BlueRiver’s management.
“BlueRiver Material Adverse Effect”

means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of any of the BlueRiver Parties to consummate the transactions contemplated by the Merger Agreement.

“BlueRiver Ordinary Shares”	means BlueRiver’s Class A Ordinary Shares and Class B Ordinary Shares.
“BlueRiver Public Shareholders”	means all holders of the Public Shares.
“BlueRiver Shares”	means BlueRiver Class A Shares and BlueRiver Class B Shares.
“BlueRiver Warrants”	means the Public Warrants and the Private Placement Warrants.
“Business Combination”	means the acquisition of certain equity interests in SST, by BlueRiver through a merger, pursuant to which SST will become a direct subsidiary of the Company as a result thereof
“Business Combination Proposal”	means a proposal to approve and adopt the Merger Agreement.
“Bylaws”	means the proposed new bylaws.
“Cayman Companies Act”	means the Companies Act (As Revised) of the Cayman Islands.
“CCM”	means Cohen & Company Capital Markets division.
“CCPA”	means the California Consumer Privacy Act, which became effective on January 1, 2020, as amended by the California Privacy Rights Act.
“CDMO”	means contract development and manufacturing organizations.
“CDPA”	means Virginia’s Consumer Data Protection Act.
“Certificate of Incorporation”	means the new certificate of incorporation.
“Charter Proposal”	means the proposal to amend and restate the Existing Organizational Documents.
“Class A Common Stock”	means Class A common stock, par value $0.0001 per share, of the Company.
“Class A Ordinary Shares”	means Class A Ordinary Shares, par value $0.0001 per share, of BlueRiver, each of which will be entitled to one vote.
“Class B Ordinary Shares”	means Class B Ordinary Shares, par value $0.0001 per share, of BlueRiver, each of which will be entitled to one votes.
“Class V Common Stock”	means shares of Class V common stock, par value $0.0001 per share.
“Closing”	means the consummation of the transactions contemplated by the Merger Agreement.
“CMS”	means the Centers for Medicare and Medicaid Services.
“Cohen”	means Cohen and Company Inc.
“Company”

means BlueRiver as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which, in connection with the Domestication and simultaneously with the consummation of the Business Combination, will change its corporate name to “Spinal Stabilization Technologies, Inc.”

“Company Board”	means the board of directors of Surviving Pubco subsequent to the completion of the Business Combination.
“Company Material Adverse Effect”

means any effect, development, event, occurrence, fact, condition, circumstance or change that has had, or would reasonably be expected to have, a material and adverse effect, individually or in the aggregate, on the business, results of operations, financial condition, assets or liabilities of SST and its Subsidiaries, taken as a whole.

“Condition Precedent Proposals”	means the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Charter Proposal and the NYSE American Proposal.
“Conversion Amendment”

means that the Class B Ordinary Shares may be converted either at the time of the consummation of the initial Business Combination or at any earlier date at the option of the holders of the Class B Ordinary Shares.

“Conversion Amendment Proposal”	means a proposal to amend the current amended and restated memorandum and articles of association of BlueRiver.
“Converting Non-U.S. Holder”	means a Non-U.S. Holder that elects to exercise Redemption Rights in respect of all or a portion of its BlueRiver Shares.
“Converting U.S. Holder”	means a U.S. Holder that elects to exercise Redemption Rights in respect of all or a portion of its BlueRiver Shares.
“CPA”	means the Colorado Privacy Act.
“CROs”	means contract research organizations.
“DGCL”	means the Delaware General Corporation Law.
“Disqualifying Disposition”	means the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option.
“Domestication”	means the de-registration of BlueRiver in the Cayman Islands and the transfer by way of continuation of BlueRiver as a Delaware corporation.
“Domestication Proposal”	means a proposal to approve the Domestication.
“Effective Time”	means the effective time of the Business Combination.
“Electing Shareholder”	means A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election.
“Enforcement Action”	means any action brought in any such court to enforce the foregoing.
“Equity Incentive Plan”	Means the SST, Inc. 2023 Equity Incentive Plan.
“Equity Incentive Plan Proposal”	means the approval by ordinary resolution of the Equity Incentive Plan.
“Equity Securities”

means any share, share capital, capital stock, partnership, membership, any other ownership interest or similar interest in any Person (including any share appreciation, phantom stock, performance based, profit participation or similar rights), and any direct or indirect option, warrant, right, security (including debt securities) convertible, exchangeable or exercisable, directly or indirectly, therefor.

“EU”	means European Union.
“EUDAMED”	means EU database on medical devices.
“Exchange Act”	means the Securities Exchange Act of 1934, as amended.
“Existing Organizational Documents”	means the current amended and restated memorandum and articles of association of BlueRiver.
“F Reorganization”	means under Section 368(a)(1)(F) of the Code, a reorganization that is a “mere change in identity, form, or place of organization of one corporation, however effected.”
“FASB”	means the Financial Accounting Standards Board.
“FATCA”	means the Foreign Account Tax Compliance Act.
“FCPA”	means the US Foreign Corrupt Practices Act.
“FDA”	means the United States Food and Drug Administration.
“FDCA”	means the Federal Food, Drug, and Cosmetic Act.
“Foreign Account Tax Compliance Act”	means sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder.

“Foreign Action”	means any action that is the subject matter of which is within the scope of the foregoing is filed in a court other than a court located within the State of Delaware.
“Founder Shares”	means the 6,885,000 BlueRiver Class B ordinary shares and 800,000 BlueRiver Class A ordinary shares, acquired by the Sponsor on October 30, 2020 in exchange for payment of certain BlueRiver expenses.
“FTC”	means the Federal Trade Commission.
“Funds”

means RP Investment Advisors LP, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP SPAC Fund. RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP SPAC Fund.

“GCP”	means Good Clinical Practice requirements.
“General Meeting”

means the January 31, 2023 extraordinary general meeting of shareholders held by BlueRiver to consider and vote upon a proposal to amend BlueRiver’s amended and restated memorandum and articles of association.

“GLP”	means the FDA’s Good Laboratory Practice requirements.
“Goodwin”	means Goodwin Procter LLP.
“HHS”	means the U.S. Department of Health and Human Services.
“HIPAA”	means the Health Insurance Portability and Accountability Act.
“Holders”	means BlueRiver, the Company or any holder of Company membership units immediately prior to the Effective Time.
“Houlihan Capital”	means Houlihan Capital, LLC.
“IDE”	means investigational device exemption application.
“Initial Public Offering”	means BlueRiver’s initial public offering that was declared effective on January 28, 2021.
“Initial Shareholders”	means BlueRiver’s Sponsor, officers and directors.
“Investment Company Act”	means the Investment Company Act of 1940, as amended.
“IPO”	means initial public offering.
“IPO registration statement”	means the Registration Statement on Form S-1 (SEC File No. 333-252050) of BlueRiver.
“IPR&D”	means In-Process Research and Development.
“IRB”	means institutional review board.
“IRS”	means the U.S. Internal Revenue Service.
“ISO”	means International Standards Organization.
“JOBS Act”	means the Jumpstart Our Business Startups Act.
“MDD”	means the Medical Device Directive 93/42/EEC.
“MDR”	means the Medical Device Regulation (EU) No 2017/745.
“Member Support Agreement”

means the Merger Support Agreement entered into by certain members of the Company and the Company, pursuant to which such Company members have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Business Combination), and (ii) be bound by certain transfer restrictions with respect to Company units held by such Company members prior to the Closing.

“Merger”	means BlueRiver will acquire certain equity interests of SST, by way of its wholly-owned subsidiary, Merger Sub, merging with and into SST.

x

“Merger Agreement”

means that certain Agreement and Plan of Merger, dated as of July 21, 2023 and as amended on February 2, 2024, by and among BlueRiver Acquisition Corp., BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver and Spinal Stabilization Technologies, LLC, a Texas limited liability company.

“Merger Consideration”	means a number of Surviving Company Class A Membership Units equal to the quotient determined by dividing $240,000,000 by $10.00 and an equal number of shares of Surviving Pubco Class V Common Stock.
“Merger Sub”	means BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver.
“MHRA”	means the Medicines and Healthcare Products Regulatory Agency.
“Minimum Cash Condition”

means the net amount of proceeds actually received by BlueRiver pursuant to any equity financing consummated prior to, or in connection with, the Closing, less the aggregate amount of fees and expenses payable by BlueRiver in connection with the Business Combination and the transactions contemplated thereby that remain unpaid immediately prior to the Closing, shall be at least $10,000,000.

“MTM”	means mark-to-market.
“Non-Electing Shareholder”	means a U.S. Holder of a PFIC that is not an Electing Shareholder.
“First Extension Non-Redeemed Shares”	means an aggregate of 200,000 shares of BlueRiver sold in its initial public offering that are subject to a First Non-Redemption Agreement.
“First Extension Non-Redemption Agreement”

means the non-redemption agreement entered into on July 25, 2023, by BlueRiver and the Sponsor with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of BlueRiver sold in its initial public offering.

“Second Extension Non-Redeemed Shares”	means an aggregate of 200,000 shares of BlueRiver sold in its initial public offering that are subject to a Second Extension Non-Redemption Agreement.
“Second Extension Non-Redemption Agreement”

means the non-redemption agreement entered into on July 25, 2023, by BlueRiver and the Sponsor with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of BlueRiver sold in its initial public offering.

“Non-U.S. Holder”	means a beneficial owner of BlueRiver Shares or Public Warrants that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.
“NYSE American”	means the NYSE American stock exchange.
“NYSE American Proposal”

means the proposal to approve, for the purposes of complying with the applicable provisions of NYSE American Listing Rules 712 and 713, the issuance of shares of Class A common stock and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination.

“Offer Documents”	means any amendment or supplement to the proxy statement/prospectus or the registration statement.
“Opinion”	means the oral opinion rendered by Houlihan on July 21, 2023 to the BlueRiver Board.
“Ordinary Shares”	means the Class A Ordinary Shares of a par value of $0.0001 per share, and Class B Ordinary Shares of a par value of $0.0001 per share of BlueRiver.
“Organization Documents Proposals”	means the proposal to approve the material differences between the Existing Organizational Documents and the Certificate of Incorporation and the proposed new Bylaws.
“Organization Documents Proposal 3A”	means the proposal to change the authorized capital stock of BlueRiver.
“Organization Documents Proposal 3B”

means the proposal to authorize the Company Board to make future issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Company Board and as may be permitted by the DGCL.

“Organization Documents Proposal 3C”	means the proposal to adopt Delaware as the exclusive forum for certain stockholder litigation.
“Organization Documents Proposal 3D”

means (1) changing the post-Business Combination corporate name from “BlueRiver Acquisition Corp.” to “Spinal Stabilization Technologies, Inc.,” which is expected to occur after the Domestication in connection with the Business Combination, (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL, (4) granting an explicit waiver regarding corporate opportunities to non-officer or non-employee directors of the Company and (5) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

“Over-Allotment Units”	means 3,750,000 additional Units to cover over-allotments.
“PCAOB”	means the Public Company Accounting Oversight Board.
“Permitted Company Financing”

means SST may issue and sell promissory notes in an aggregate principal amount not to exceed $5,000,000 which are convertible into Equity Securities of SST, in each case, on terms and conditions reasonably satisfactory to BlueRiver.

“PFIC”	means a passive foreign investment company, within the meaning of Section 1297 of the Code.
“PHI”	means Protected Health Information.
“PIPE Financing”

means any additional private placement offering of Equity Securities of the Company and any additional private placement of Equity Securities of BlueRiver, on terms mutually acceptable to BlueRiver and the Company, completed at or prior to the Closing to raise proceeds in connection with the transactions contemplated by the Merger Agreement (excluding, for the avoidance of doubt, any working capital loans).

“PIPE Placement Agent”	means Cohen who is acting as placement agent for a potential PIPE Financing.
“PMA”	means premarket approval.
“PMCF”	means post-market clinical follow-up.
“Private Investment Presentation”	means an investor presentation SST shared with BlueRiver.
“Private Investment Projections”	means certain projections prepared by SST management that were presented in the Private Investment Presentation.
“Private Placement”	means the private placement of 800,000 units at a price of $10.00 per unit.
“Private Placement Share”	means the non-redeemable BlueRiver Class A ordinary shares sold to the Sponsor in the Private Placement as part of the Private Placement Units.
“Private Placement Unit”	means the one of the 800,000 units, at a price of $10.00 per unit, each unit consisting of one Private Placement Share and one-third of one Private Placement Warrant.
“Private Placement Warrants”

means the warrants sold to Sponsor in the Private Placement consummated concurrently with BlueRiver IPO, each entitling its holder to purchase one BlueRiver Class A Share at an exercise price of $11.50 per share, subject to adjustment.

“Pre-Money Equity Value”	means an implied pre-money equity value of SST of $240.0 million.
“Proposed Organizational Documents”	means the Certificate of Incorporation and Bylaws of the Company.
“Public Shares”	means all BlueRiver Class A Shares issued in the BlueRiver IPO.
“Public Warrants”	means the redeemable warrants issued in the BlueRiver IPO, each entitling its holder to purchase one BlueRiver Class A Share at an exercise price of $11.50 per share, subject to adjustment.
“Purchase Plan”	means the purchase plan set forth as an annex to the Merger Agreement.

“QEF”	means a qualified election fund.
“QSR”	means the FDA’s Quality System Regulations.
“Registration Statement”	means the Form S-4 filed with the SEC by BlueRiver (File No. 333-274908).
“Related Agreements”	means certain additional agreements entered into or to be entered into pursuant to the Merger Agreement.
“SEC”	means the Securities and Exchange Commission.
“Second Extension”	means an extension of time for the Company to consummate an initial business combination from August 2, 2023 to February 2, 2024.
“Second Extension Proposal”	means the proposal to approve an extension of time for the Company to consummate an initial business combination from August 2, 2023 to February 2, 2024.
“Second Special Meeting”	means the extraordinary general meeting called by the Company to approve an extension of time for the Company to consummate an initial business combination from August 2, 2023 to February 2, 2024.
“Section 16”	means Section 16 of the Exchange Act.
“Section 409A”	means Section 409A of the Code.
“Securities Act”	means the Securities Act of 1933, as amended.
“Shareholders Meeting”	means the extraordinary general meeting in lieu of the annual general meeting of BlueRiver.
“SPAC”	means BlueRiver Acquisition Corp.
“Special Meetings”	means the Shareholders Meeting and the Warrant Holders Meeting.
“Sponsor”	means BlueRiver Ventures, LLC, a Cayman Islands limited liability company.
“Sponsor Note”	means the promissory note agreement entered into with the Sponsor on November 9, 2022.
“Sponsor Support Agreement”

means the Sponsor Support Agreement pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of BlueRiver in respect of the Class B ordinary shares of BlueRiver currently outstanding, (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to 25% of the Class B ordinary shares held by Sponsor immediately prior to the Effective Time, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

“SST”	means Spinal Stabilization Technologies, LLC, a Texas limited liability company.
“SST Holders”	means holders of SST membership units immediately prior to the Effective Time.
“SST Management”	means certain SST Holders who are expected to become officers or directors of the Surviving Pubco at Closing.
“Surviving Company”	means SST continuing as the surviving entity of the Merger and a subsidiary of BlueRiver.
“Summary Pro Forma Information”	means summary unaudited pro forma consolidated combined financial information.
“Surviving Pubco”	means BlueRiver following the Business Combination.
“Redemption Rights”	means the right to elect to redeem BlueRiver Class A Ordinary Shares in accordance the Existing Organizational Documents.
“Termination Date”	means August 2, 2023.
“Third Extension”	means an extension of time for the Company to consummate an initial business combination from February 2, 2024 to August 2, 2024.

“Third Extension Proposal”

means the proposal to approve an extension of time for the Company to consummate an initial business combination from February 2, 2024 up to August 2, 2024 in one month increments upon the payment of an additional $0.025 per month per each Class A Ordinary Share that was not redeemed in connection with the Third Special Meeting.

“Third Special Meeting”	means the extraordinary general meeting called by the Company to approve an extension of time for the Company to consummate an initial business combination from February 2, 2024 to August 2, 2024.
“Transactions”	means the transactions contemplated by the Merger Agreement and the Ancillary Documents.
“Transaction Accounting Adjustments”	means the simplified requirements to depict the accounting for the transaction.
“Trust Account”	means the account established by BlueRiver for the benefit of its public shareholders pursuant to the Trust Agreement.
“Treasury Regulation”	means the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder.
“Trust Agreement”	means the Investment Management Trust Agreement, dated as of February 2, 2021, by and between BlueRiver and the Trustee.
“UDI”	means Unique Device Identification.
“UKBA”	means the United Kingdom Bribery Act.
“UKCA”	means UK Conformity Assessed.
“Unit”	means one of the 28,750,000 units consummated in the Initial Public Offering on February 2, 2021.
“Unit Redemption”

means each holder of Surviving Company Class A Membership Units (other than Surviving Pubco) shall be entitled at any time, to cause Surviving Company to redeem all or a portion of its Common Units in exchange for cash, in which case, the Surviving Pubco Board, may instead, at its option, cause Surviving Pubco, directly or through the Surviving Company, to acquire such Common Units in exchange for cash or new Surviving Pubco Common Shares on a one-for-one basis.

“U.S. GAAP”	means accounting principles generally accepted in the United States of America.
“U.S. Holder”	means a beneficial owner of BlueRiver Shares or Public Warrants that is for U.S. federal income tax purposes.
“Warrants”

means the warrants into which the BlueRiver Warrants convert at the Effective Time, each entitling its holder to purchase one Surviving Pubco Class A Common Stock at a price of $11.50 per share, subject to adjustment.

“Warrant Agreement”	means the Warrant Agreement, dated January 28, 2021, between Continental Stock Transfer & Trust Company and BlueRiver.
“Warrant Amendment”

means the amendment to the Warrant Agreement which shall pursuant to such amendment, cause, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding (x) Public Warrants and (y) Private Placement Warrants to be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock.

“Warrant Amendment Proposal”	means the proposal by the BlueRiver Board to BlueRiver warrant holders to approve the Warrant Amendment.
“Warrant Holders Adjournment Proposal”	means the proposal by the BlueRiver Board to BlueRiver warrant holders to approve the adjournment of the Warrant holders Meeting.
“Warrant Holders Meeting”	means the meeting of BlueRiver warrant holders.
“Warrant Holder Proposals”	means the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal, collectively.
“Withum”	means WithumSmith+Brown, PC.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND
THE EXTRAORDINARY GENERAL MEETING

Q.     Why am I receiving this proxy statement/prospectus?

A.     You are receiving this proxy statement/prospectus in connection with the Shareholders Meeting of BlueRiver’s shareholders and the Warrant Holders Meeting of BlueRiver’s warrant holders. BlueRiver is holding the Shareholders Meeting and the Warrant Holders Meeting to consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q.     What is being voted on at the Shareholders Meeting?

A.     BlueRiver’s shareholders are being asked to consider and vote upon the Business Combination Proposal to approve the Merger Agreement and the Business Combination contemplated thereby. The Merger Agreement provides that, among other things, BlueRiver will acquire certain Surviving Company Class A Membership Units, with BlueRiver continuing to operate as the Company and SST becoming a direct subsidiary of the Company. Shareholder approval of the Merger Agreement and the transactions contemplated thereby is required by the Merger Agreement and the Amended and Restated Memorandum and Articles of Association. A copy of the Merger Agreement is attached to this proxy statement/ prospectus as Annex A and BlueRiver encourages its shareholders to read it in its entirety. See the section entitled “Proposal 1: The Business Combination Proposal.”

BlueRiver’s shareholders are also being asked to consider and vote upon the Conversion Amendment Proposal to amend the Existing Organizational Documents to provide that the Class B Ordinary Shares may be converted either at the time of the consummation of the initial Business Combination or at any earlier date at the option of the holders of the Class B Ordinary Shares, as described in more detail in this proxy statement/prospectus (the “Conversion Amendment Proposal”). See the section entitled “Proposal 2A: The Conversion Amendment Proposal.” BlueRiver’s shareholders are also being asked to consider and vote upon the Domestication Proposal to change the corporate structure and domicile of BlueRiver by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. The Domestication will be effected by BlueRiver filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands and all outstanding securities of BlueRiver will convert to outstanding securities of the Company, as described in more detail in this proxy statement/prospectus. In connection with the Domestication, and simultaneously with the Business Combination, BlueRiver will change its corporate name to “Spinal Stabilization Technologies, Inc.” The Domestication will become effective immediately prior to the completion of the Business Combination. The form of the proposed Delaware Certificate of Incorporation of the Company is attached to this proxy statement/prospectus as Annex B. See the section entitled “Proposal 2B: The Domestication Proposal.”

BlueRiver’s shareholders are also being asked to consider and vote upon a non-binding advisory basis the Organizational Documents Proposals to approve certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents of the Company (a corporation incorporated in the State of Delaware), assuming the Charter Proposal is approved and adopted. See the section entitled “Proposal 3: The Organizational Documents Proposals.”

BlueRiver’s shareholders are also being asked to consider and vote upon the Equity Incentive Plan Proposal to adopt the Equity Incentive Plan. Among other things, the Equity Incentive Plan, which would become effective upon the completion of the Business Combination, is intended to maintain and strengthen the Company’s ability to attract and retain key employees, directors, consultants and certain other individuals providing services to the Company and to motivate them to remain focused on long-term shareholder value. See the section entitled “Proposal 4: The Equity Incentive Plan Proposal.” A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C, and BlueRiver encourages its shareholders to read the plan in its entirety.

BlueRiver’s shareholders are also being asked to consider and vote upon the amendment and restatement of the Existing Organizational Documents in their entirety by the new Certificate of Incorporation, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of

State of Delaware of the certificate of domestication in accordance with Section 388 of the DGCL, including the authorization of the change in authorized share capital as indicated therein and the change of name of BlueRiver to “Spinal Stabilization Technologies, Inc.” in connection with the Business Combination. The new Certificate of Incorporation of the Company is attached hereto as Annex B and BlueRiver encourages its shareholders to read it in its entirety. See the section entitled “Proposal 5: The Charter Proposal.”

BlueRiver’s shareholders are also being asked to consider and vote upon the NYSE American Proposal. Our units, ordinary shares, and public warrants are listed on NYSE American and, as such, we are seeking shareholder approval for the purposes of complying with the applicable provisions of the NYSE American Listing Rules 712 and 713 of the issuance of shares of Class A common stock and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination. See the section entitled “Proposal 6: The NYSE American Proposal.”

BlueRiver’s shareholders are also being asked to consider and vote upon the Adjournment Proposal to adjourn the Shareholders Meeting to a later date or dates, including, if necessary, to permit further solicitation and vote of proxies if it is determined by BlueRiver that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. See the section entitled “Proposal 7: The Adjournment Proposal.”

The presence, in person or by proxy, of BlueRiver shareholders representing one-third of the issued and outstanding BlueRiver Ordinary Shares on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.

Q.     What is being voted on at the Warrant Holders Meeting?

A.     BlueRiver’s warrant holders are being asked to consider and vote upon the Warrant Amendment Proposal to approve the amendment of the Warrant Agreement to provide that, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of shares of Surviving Pubco Class A Common Stock. See the section entitled “Warrant Holder Proposal No. 1—The Warrant Amendment Proposal.”

BlueRiver’s warrant holders are also being asked to consider and vote upon the Warrant Holders Adjournment Proposal to adjourn the Warrant Holders Meeting to a later date or dates, including, if necessary, to permit further solicitation and vote of proxies if it is determined by BlueRiver that more time is necessary or appropriate to approve one or more Warrant Holder Proposals at the Warrant Holders Meeting. See the section entitled “Warrant Holder No. 2: The Warrant Holders Adjournment Proposal.”

The presence, in person or by proxy, of BlueRiver warrant holders representing 50% of the outstanding BlueRiver Warrants on the Record Date and entitled to vote on the Warrant Holder Proposals to be considered at the Warrant Holders Meeting will constitute a quorum for the Warrant Holders Meeting.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q.     Are the Shareholder Proposals conditioned on one another?

A.     Each of the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Charter Proposal and the NYSE American Proposal is interdependent upon the others and each must be approved in order for BlueRiver to complete the Business Combination contemplated by the Merger Agreement. None of the Organizational Documents Proposals, which will be voted upon a non-binding advisory basis only, the Equity Incentive Plan Proposal or the Adjournment Proposal is conditioned upon the approval of any other proposal. The Business Combination Proposal, the Equity Incentive Plan Proposal, the Organization Documents Proposal, the NYSE American Proposal and the Adjournment Proposal will require an ordinary resolution as matter of Cayman Islands law, being the affirmative vote of the holders of a majority, as of the Record Date, of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting. The Charter Proposal, the Conversion Amendment Proposal and the Domestication Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds, as of the Record Date, of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting.

Q.     Why is BlueRiver proposing the Conversion Amendment?

A.     The BlueRiver Board is proposing to amend the Existing Organizational Documents to provide that the Class B Ordinary Shares may be converted either at the time of the consummation of the initial Business Combination or at any earlier date at the option of the holders of the Class B Ordinary Shares (the “Conversion Amendment”), such that the holders of the Class B Ordinary Shares can convert their shares at the effective time of the Domestication and prior to the consummation of the Business Combination.

Q.     Why is BlueRiver proposing the Warrant Amendment?

A.     The BlueRiver Board is proposing to amend the Warrant Agreement to provide that, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of shares of Surviving Pubco Class A Common Stock.

Q.     Why is BlueRiver proposing the Domestication?

A.     The BlueRiver Board believes that it would be in the best interests of BlueRiver to effect the Domestication to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the BlueRiver Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures BlueRiver is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.

The Domestication will not occur unless the BlueRiver shareholders have approved the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE American Proposal and upon the Merger Agreement being in full force and effect prior to the Domestication. The Domestication will only occur upon the simultaneous completion of the Business Combination.

Q.     What is involved with the Domestication?

A.     The Domestication will require BlueRiver to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, which will be the Closing Date, BlueRiver will cease to be an exempted company incorporated under the laws of the Cayman Islands and in connection with the Business Combination, BlueRiver will continue as a Delaware corporation and, simultaneously with the Business Combination, will change its corporate name to “Spinal Stabilization Technologies, Inc.”. The Amended and Restated Memorandum and Articles of Association will be replaced by the Delaware Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q.     When do you expect that the Domestication will be effective?

A.     The Domestication is expected to become effective immediately prior to the completion of the Business Combination.

Q.     How will the Domestication affect my securities of BlueRiver?

A.     Pursuant to the Domestication and the Business Combination and without further action on the part of BlueRiver’s shareholders, each outstanding Class A ordinary share and Class B ordinary share of BlueRiver will convert to one outstanding share of the Company’s Class A common stock. Although it will not be necessary for you to exchange your certificates representing ordinary shares after the Domestication, the

Company will, upon request, exchange your BlueRiver share certificates for the applicable number of shares of Company’s Class A common stock, and all certificates for securities issued after the Domestication will be certificates representing securities of the Company.

Q.     What are the material U.S. federal income tax consequences of the Domestication to Holders of BlueRiver Shares and Warrants?

A.     As discussed more fully under the section entitled “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences” below, the Domestication should constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as BlueRiver, this result is not entirely clear. In the case of a transaction, such as the Domestication, that should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders (as defined in such section) of BlueRiver Shares will be subject to Section 367(b) of the Code and, as a result:

•        a U.S. Holder of BlueRiver Shares whose BlueRiver Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of BlueRiver Shares entitled to vote and less than 10% of the total value of all classes of BlueRiver Shares, will generally not recognize any gain or loss and will generally not be required to include any part of BlueRiver’s earnings in income pursuant to the Domestication;

•        a U.S. Holder of BlueRiver Shares whose BlueRiver Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of BlueRiver Shares entitled to vote and less than 10% of the total value of all classes of BlueRiver Shares will generally recognize gain (but not loss) on the exchange of BlueRiver Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their BlueRiver Shares, provided certain other requirements are satisfied. BlueRiver does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•        a U.S. Holder of BlueRiver Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of BlueRiver Shares entitled to vote or 10% or more of the total value of all classes of BlueRiver Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its BlueRiver Shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. BlueRiver does not expect to have significant cumulative earnings and profits on the date of the Domestication.

In the case of a transaction, such as the Domestication, that should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, a U.S. Holder of BlueRiver Shares or Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its BlueRiver Shares or Public Warrants for the common stock of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Public Warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding BlueRiver Shares or Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because BlueRiver is a blank check company with no current active business, we believe that BlueRiver likely is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of BlueRiver Shares or Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless, in the case of only common stock, such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s BlueRiver Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of BlueRiver. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences — PFIC Considerations.”

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s Company shares after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state and local non-U.S. income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to Public Warrants, see “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences.”

Q.     What are the material U.S. federal income tax consequences to Holders of BlueRiver Shares that exercise their Redemption Rights?

A.     As discussed more fully under the section entitled “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences” below, it is expected that a U.S. Holder (as defined in such section) that exercises its Redemption Rights to receive cash in exchange for its Company shares will generally be treated as selling such Company shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Company shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants).

Additionally, because the Domestication will occur immediately prior to the redemption by any public shareholders, it is expected that U.S. Holders exercising Redemption Rights will be subject to the potential tax consequences of Section 367(b) of the Code and the potential tax consequences of the PFIC rules as a result of the Domestication.

For a description of the tax consequences for Holders of BlueRiver Shares exercising Redemption Rights in connection with the Business Combination, see the sections entitled “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights” and “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights.”

All holders of BlueRiver Shares considering exercising their Redemption Rights are urged to consult their tax advisors on the tax consequences to them of an exercise of Redemption Rights, including the applicability and effect of U.S. federal, state and local non-U.S. income and other tax laws.

Q.     What are the material U.S. federal income tax consequences of the Warrant Amendment?

A.     As discussed more fully under “Material U.S. Federal Income Tax Consequences,” it is expected that, for U.S. federal income tax purposes, the Warrant Amendment should be treated as a tax-free “recapitalization” within the meaning of Section 368(a)(1)(E). As a result of such treatment, U.S. holders and non-U.S. holders of BlueRiver Warrants should generally not recognize gain or loss for U.S. federal income tax purposes on the Warrant Amendment.

All holders of BlueRiver Warrants are urged to consult their tax advisors on the tax consequences to the Warrant Amendment, including the applicability and effect of U.S. federal, state and local non-U.S. income and other tax laws.

Q.     Why is BlueRiver proposing the Business Combination?

A.     BlueRiver was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. Since BlueRiver’s incorporation, the BlueRiver Board has sought to identify suitable candidates in order to effect such a transaction. In its review of SST, the BlueRiver Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the BlueRiver Board has determined that the Business Combination presents a highly-attractive business combination opportunity and is in the best interests of BlueRiver shareholders. The BlueRiver Board believes that, based on its review and consideration, the Business Combination with SST presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Merger Agreement and the Amended and Restated Memorandum and Articles of Association, as well as to comply with NYSE American Listing Rules 712 and 713.

Q.     What will happen in the Business Combination?

A.     The Business Combination consists of a series of transactions pursuant to which (i) BlueRiver will complete the Domestication and (ii) BlueRiver will acquire certain Surviving Company Class A Membership Units in the amounts set forth herein, with BlueRiver continuing to operate as the Company and SST becoming a direct subsidiary of the Company. Upon the completion of the Domestication and the Business Combination, each issued and outstanding Class A ordinary share and Class B ordinary share of BlueRiver will become a share of Class A common stock, and each issued and outstanding warrant to purchase Class A ordinary shares of BlueRiver will become a warrant to purchase an equal number of shares of Class A common stock of the Company.

Q.     What consideration will SST receive in connection with the Business Combination?

A.     In accordance with the terms and subject to the conditions of the Merger Agreement, BlueRiver will effect the Business Combination with SST in exchange for a combination of certain newly-issued equity interests of SST and newly-issued shares of Class V Common Stock of BlueRiver, which will have no economic value, but will entitle each SST Holder to one vote per issued share and will be issued on a one-for-one basis for each membership unit in SST retained by SST Holders following the Business Combination. For further details, see “Proposal 1: The Business Combination Proposal — The Merger Agreement — Consideration to be Received in the Business Combination.”

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow the SST Holders to retain their equity ownership in SST, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Surviving Company Class A Membership Units. The SST Holders will also hold a number of shares of Class V Common Stock equal to the number of Surviving Company Class A Membership Units held by the SST Holders. The shares of Class V Common Stock will have no economic value, but which will entitle the holder thereof to one vote per share at any meeting of the shareholders of the Company. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of BlueRiver will, by contrast, hold their equity ownership in the Company, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and although we believe there will be a tax benefit to the current SST Holders, we do not believe that our Up-C organizational structure will give rise to any significant benefit or detriment to the business or financial performance of the Company. See the section entitled “Risk Factors — Risks Related to the Business Combination and BlueRiver” for additional information on our organizational structure.

Upon the completion of the Business Combination, based on an assumed liquidation on December 26, 2023 pursuant to Section 5.4 of SST’s operating agreement, each Class A1, A2, B1 and B2 Membership Interest unit of SST would be entitled to receive approximately 3.308 Surviving Company Class A Membership Units and a corresponding number of shares of Surviving Pubco Class V Common Stock, which would be exchangeable into approximately 3.308 shares of Class A Common Stock of the Company. Each Class RB2 Membership Interest unit of SST will vest in full and convert into approximately 2.437 Surviving Company

Class A Membership Units and a corresponding number of shares of Surviving Pubco Class V Common Stock upon consummation of the Business Combination, which would be exchangeable into approximately 2.437 shares of Class A Common Stock of the Company. Based on the assumed value of $10.00 per share of Class A Common Stock of the Company used in the Merger Agreement to determine the aggregate number of Surviving Company Class A Membership Units and corresponding shares of Surviving Pubco Class V Common Stock issuable to all SST Membership Interest unit holders, the per unit value of each Class A1, A2, B1 and B2 Membership Interest unit of SST and each Class RB2 Membership Interest unit of SST would be approximately $33.08 and $24.37, respectively.

The actual numbers of Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock to be issued to the SST Holders is subject to change prior to Closing based on SST’s operating agreement and the Merger Agreement and will set forth on an allocation statement to be delivered by the Company to BlueRiver in connection with the consummation of the transactions contemplated by the Merger Agreement, and the actual value of any Class A Common Stock into which such Surviving Company Class A Membership Units and corresponding shares of Surviving Pubco Class V Common Stock will depend on the trading prices of the Class A Common Stock of the Company at the time of any such exchange, which could vary significantly from the assumptions used above. See the section entitled “Proposal 1 — The Business Combination Proposal — Business Combination Consideration” and “Risk Factors — Risks Related to Our Common Stock and Being a Public Company” for additional information on the Business Combination consideration.

Q.     What equity stake will current BlueRiver shareholders and SST hold in the Company immediately after the completion of the Business Combination?

A.      Upon the completion of the Business Combination (assuming, among other things, that no BlueRiver shareholders exercise Redemption Rights with respect to their ordinary shares upon completion of the Business Combination and the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), the current holders of BlueRiver Ordinary Shares are expected to own shares of the Company’s outstanding Class A common stock representing approximately [•]% of the voting power of the Company and the current holders of SST membership units are expected to own shares of the Company’s outstanding Class A common stock representing approximately [•]% of the voting power of the Company.

If any of BlueRiver’s shareholders exercise their Redemption Rights, the percentage of the Company’s outstanding voting stock held by the current holders of BlueRiver Ordinary Shares will decrease and the percentage of the Company’s outstanding voting stock held by the SST Holders will increase, in each case relative to the percentage held if none of the BlueRiver Ordinary Shares are redeemed.

The relative percentage above is for illustrative purposes only and is based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages.”

Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Q.     What is the expected per share value of the cash consideration to be received by BlueRiver in the Business Combination?

A.      As described in “— What happens if a substantial number of Public Shareholders vote in favor of the Business Combination and exercise their redemption rights?” the net cash to the balance sheet of BlueRiver and the total number of Common Stock shares outstanding immediately following the consummation of the Business Combination will depend upon the extent to which Public Shareholders exercise their redemption rights. The Existing Organizational Documents do not provide a specified maximum redemption threshold, except that in no event will BlueRiver redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement, if consummated (such that BlueRiver is not subject to the SEC’s “penny stock” rules). Although the parties to the Business Combination have deemed the value of Class A ordinary shares to be equal to $10.00 per share for purposes of determining the number of Surviving Company Class A Common Units and corresponding non-economic voting shares of Surviving Pubco Class V Common Stock issuable to SST Holders in the Merger, the net cash per Public Share resulting from the proceeds of the Trust Account is expected to be less than $10.00 per share following the Business Combination. Set forth below is a calculation of the net cash per Class A ordinary share resulting from the proceeds of the Trust Account in a no redemption scenario, 50% redemption scenario, and the maximum redemption scenario. Such calculations are based upon (1) the aggregate cash held in the Trust Account as of February 27, 2024 of approximately $16,958,072 and (2) estimated transaction expenses of $7,000,000, excluding the amount expected to be outstanding under the Promissory Note issued by BlueRiver to the Sponsor that will be repaid at the closing of the Business Combination. The table below assumes no debt or equity financing is consummated prior to, or in connection with, the closing of the Business Combination, and that the Warrant Amendment is not consummated.

	Assuming No Additional Redemption(1)	Assuming Additional 50% Redemption(2)	Assuming Maximum Redemption(3)
Public Shares not redeemed	1,567,710	783,855	—
Gross Cash Proceeds in Trust Account	$16,958,072	$8,479,036	$—
Estimated Transaction Expenses	$7,000,000	$7,000,000	$7,000,000
Net Cash Proceeds In Trust Account	$9,958,072	$1,479,036	N/A	*
Total Public Shares Outstanding(4)	7,780,835	6,996,980	6,213,125
Net Cash from Trust Account per BlueRiver Class A Ordinary Share Outstanding	$1.28	$0.21	N/A	*

____________

*        Amount is less than zero.

(1)      This scenario assumes that 1,567,710 Public Shares are not redeemed by BlueRiver shareholders. Reflects the redemption of 305,218 Class A Ordinary Shares in conjunction with the Extraordinary General Meeting held on February 2, 2024.

(2)      This scenario assumes that 783,855 Public Shares are not redeemed by BlueRiver shareholders.

(3)      This scenario assumes that all Public Shares are redeemed by BlueRiver shareholders.

(4)      Excludes 1,774,375 of restricted Founder Shares that are prevented from trading directly following the Business Combination and are also forfeitable. Includes 5,413,125 Founders Shares vested at the Closing. Includes 800,000 Sponsor Private Placement Shares.

The following table shows the potential impact of redemptions on the per share equity value of the outstanding Class A ordinary shares on a pro forma basis as of December 31, 2023 taking into account the per share book equity value of the Company after giving effect to the Business Combination, including the impact of the Class A Common Stock issuable upon exchange of Surviving Company Class A Common Units and corresponding Surviving Pubco Class V Common Stock issued to equity holders of SST in the Merger and assumes that the Warrant Amendment is not consummated:

	Assuming No Additional Redemptions	Assuming 50% Additional Redemptions	Assuming Maximum Redemptions
	($ in thousands, except per share data)
Pro Forma Class A Common Stock Outstanding following Business Combination(1)(2)(3)	31,780,835	30,996,980	30,213,125
Pro Forma Stockholders Equity(2)	$4,484	$(3,958)	$(12,394)
Pro Forma Per Share Stockholders Equity(3)	$0.0003	$(0.000004)	$(0.0003)

____________

(1)      Includes 24,000,000 shares of Company Class A Common Stock issuable upon exchange of Surviving Company Class A Common Units and corresponding Surviving Pubco Class V Common Stock issuable in the Merger. Reflects the redemption of 305,218 Class A Ordinary Shares in conjunction with the Extraordinary General Meeting held on February 2, 2024.

(2)      As of December 31, 2023.

(3)      Excludes 9,583,270 and 266,667 shares of Class A Common Stock issuable upon exercise of Public Warrants and Private Placement Warrants, respectively, each with an exercise price of $11.50 per share (assuming the warrant exchange is not consummated). Such shares are not included as the effect would be anti-dilutive.

Q:     What are the possible sources and the extent of dilution that the Public Shareholders that elect not to redeem their shares will experience in connection with the Business Combination?

A:     After the completion of the Business Combination, Public Shareholders will own a significantly smaller percentage of the Surviving Pubco than they currently own of BlueRiver. Consequently, the Public Shareholders, as a group, will have reduced ownership and voting power in the Surviving Pubco compared to their ownership and voting power in BlueRiver. The table below assumes (1) full exercise of Public Warrants and Private Placement Warrants, and (2) no debt or equity financing is consummated prior to, or in connection with, the closing of the Business Combination. As of the date of this proxy statement/prospectus, the parties have not obtained any binding commitments for a PIPE transaction. If we enter into a PIPE transaction after the date of this proxy statement/prospectus or if a PIPE transaction becomes probable, we will present a scenario that incorporates the additional investment. See “Unaudited Pro Forma Condensed Combined Financial Information.” The following table illustrates the potential impact of redemptions on the ownership percentage of Public Shareholders in a range of redemption scenarios, with the maximum redemption scenario representing the redemption of all Public Shares and assumes that the Warrant Amendment is not adopted.

	Assuming No Additional Redemptions		Assuming 50% of Maximum Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%	Shares	%
Existing SST Holders	24,000,000	57.6%	24,000,000	58.7%	24,000,000	59.9%
Public Shareholders(1)	1,567,710	3.8%	783,855	1.9%	0	0%
Initial Shareholders(2)	6,213,125	14.9%	6,213,125	15.2%	6,213,125	15.5%
Public Warrants(3)	9,583,270	23.0%	9,583,270	23.5%	9,583,270	23.9%
Private Placement Warrants(3)	266,667	0.6%	266,667	0.7%	266,667	0.7%
Total	41,630,772	100.0%	40,846,917	100.0%	40,063,062	100.0%

____________

(1)      Reflects the redemption of 305,218 Class A Ordinary Shares in conjunction with the Extraordinary General Meeting held on February 2, 2024.

(2)      Reflects the shares contained in the 800,000 private placement units held by the Sponsor, but excludes 1,774,375 shares held by the Sponsor that are prevented from trading directly following the Business Combination and are also forfeitable, but which retain full voting rights.

(3)      In the event the Warrant Amendment is adopted, Surviving Pubco is expected to issue approximately 738,745 shares of Surviving Pubco Class A Common Stock in the aggregate upon the cancellation of such Warrants immediately prior to the Business Combination.

Q.     Did the BlueRiver Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     BlueRiver obtained a fairness opinion from its independent financial advisor, Houlihan Capital, LLC (“Houlihan Capital”), with respect to whether the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the stockholders of the Company. Additionally, BlueRiver’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of BlueRiver’s advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, BlueRiver’s officers, directors, and advisors have substantial experience with mergers and acquisitions.

Q.     What will SST and BlueRiver receive in connection with the Business Combination?

A.     In accordance with the terms and subject to the conditions of the Merger Agreement, (i) SST will (a) retain [•] Surviving Company Class A Membership Units and (b) receive [•] shares of Class V Common Stock, which will be non-economic voting stock of the Company, and (ii) BlueRiver will acquire [•] Common Units. For further details, see “Proposal 1: The Business Combination Proposal — The Merger Agreement — Business Combination Consideration.”

Q.     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.     Following the closing of our IPO, an amount equal to $287.5 million ($10.00 per unit) of the net proceeds from our IPO and the sale of the Private Placement Units was placed in the Trust Account. At December 31, 2023, $20.1 million remained and was held in the Trust Account for the purposes of consummating an initial business combination (which will be the Business Combination should it occur). These funds will remain in the Trust Account, except for the withdrawal of interest to for up to six months (in one month increments) pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination) or (2) the redemption of all of the public shares if we are unable to complete a business combination by August 2, 2024, subject to applicable law. In connection with the Third Special Meeting, the holders of an aggregate of 305,218 Class A Ordinary Shares exercised their right to redeem their shares for an aggregate of approximately $ 3,301,573 in cash held in the Trust Account. Following the Third Special Meeting, an aggregate of 1,567,710 Class A Ordinary Shares remained outstanding and approximately $16,958,072 remained in the Trust Account (before the payment of any amounts on account of extension).

If our initial business combination (which will be the Business Combination should it occur) is paid for using equity or debt securities or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination (which will be the Business Combination should it occur) or used for redemptions or purchases of the public shares, we may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of the Company, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q.     What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their Redemption Rights?

A.     Our Public Shareholders are not required to vote “AGAINST” the Business Combination in order to exercise their Redemption Rights, although redemption is only available if the Business Combination is consummated. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

The Merger Agreement provides that the obligations of the parties to consummate the Business Combination are conditioned on, among other things, that (x) the aggregate amount of cash proceeds available for release to BlueRiver from the Trust Account and (y) the net amount of proceeds actually received by BlueRiver pursuant to any equity financing consummated prior to, or in connection with, the Closing, less the aggregate amount of fees and expenses payable by BlueRiver in connection with the Business Combination and the transactions contemplated thereby that remain unpaid immediately prior to the Closing, shall be at least $10,000,000 (the “Minimum Cash Condition”). If this Minimum Cash Condition is not met, and such condition is not duly waived by SST, then the Merger Agreement could be terminated and the proposed Business Combination may not be consummated. The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, the Merger Agreement provides that the obligations of SST and BlueRiver to consummate the Business Combination are conditioned on, among other things, BlueRiver having, after giving effect to the Business Combination and the transactions contemplated thereby, net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001. As of the date of this proxy statement/prospectus, BlueRiver and SST have not obtained any subscriptions for a PIPE Financing. In the event that such subscriptions are obtained prior to the Closing, BlueRiver will disclose such subscriptions in a supplement to this proxy statement/prospectus.

Additionally, as a result of redemptions, the trading market for the Class A common stock of the Company may be less liquid than the market for the Public Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for NYSE American or another national securities exchange.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others: (a) the approval of each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, and the NYSE American Proposal by BlueRiver shareholders; (b) the Merger Agreement and applicable ancillary documents have been approved by the Company members; (c) the Merger Agreement and other applicable ancillary documents have been approved by the requisite BlueRiver shareholders; (d) the waiting period under the HSR Act (or any extension thereof) applicable to the consummation of the transactions contemplated by the Merger Agreement, if any, shall have expired or been terminated; (e) there shall not be any applicable law in effect that makes the consummation of the transactions contemplated by the Merger Agreement illegal or any order in effect preventing the consummation of the transactions contemplated thereby; (f) the Minimum Cash Condition shall be satisfied; (g) this Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and no proceeding seeking such stop order has been threatened or initiated by the SEC that remains pending; (h) after giving effect to the transactions contemplated by the Merger Agreement, the Company has at least $5,000,001 of net tangible assets immediately after the Effective Time; (i) no Company Material Adverse Effect (as defined in the Merger Agreement) has occurred that is continuing; (j) receipt of approval for listing on the NYSE American, or any other national securities exchange that may be agreed upon by BlueRiver and SST, the shares of Class A Common Stock to be issued in connection with the Business Combination; and (k) consummation of the Domestication.

For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled, “Proposal 1: The Business Combination Proposal — The Merger Agreement — Closing Conditions.”

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be completed in the [•]. This timing depends, among other things, on the approval of the Shareholder Proposals to be presented at the Shareholders Meeting and the Warrant Holders Proposals to be presented at the Warrant Holders Meeting. However, the Shareholders Meeting and/or the Warrant Holders Meeting could be adjourned if the Adjournment Proposal and/or the Warrant Holders Adjournment Proposal, as applicable, is adopted at the Shareholders Meeting and/or the Warrant Holders Meeting and BlueRiver elects to adjourn the Shareholders Meeting and/or the Warrant Holders Meeting to a later date or dates to permit further solicitation and vote of proxies if reasonably determined to be necessary or desirable by BlueRiver.

Q.     What happens if the Business Combination is not completed?

A.     If a Public Shareholder has tendered shares to be redeemed but the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. The current deadline set forth in the Amended and Restated Memorandum and Articles of Association for BlueRiver to complete its initial business combination (which will be the Business Combination should it occur) is August 2, 2024 pursuant to the Third Special Meeting.

Q.     Why is BlueRiver proposing the Equity Incentive Plan Proposal?

A.     The purpose of the Equity Incentive Plan is to enable the Company to offer eligible employees, directors and consultants cash and other stock-based and other performance-based incentive awards in order to attract, retain and reward these individuals and strengthen the mutuality of interests between them and the Company’s stockholders. For more information, see the section entitled “Proposal 4: The Equity Incentive Plan Proposal.”

Q.     Why is BlueRiver proposing the NYSE Proposal?

A.     We are proposing the NYSE Proposal to comply with Section 712 and Section 713 of the NYSE American listing rules, which requires stockholder approval prior to the issuance of shares of common stock in certain circumstances, including (i) where the number of shares of common stock to be issued could result in an increase in outstanding common stock, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock or (ii) if any individual director, officer or substantial shareholder of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more. BlueRiver currently expects to issue an estimated [•] shares of Class A common stock (including shares of Class A common stock to be issued upon the exchange or conversion of securities to be outstanding upon consummation of the Business Combination), which is in excess of 20% of the number of BlueRiver Shares outstanding before the Business Combination. Also, Randall Mays, BlueRiver’s Co-Chairman, Co-Chief Executive Officer and Chief Financial Officer and one of the two managers of BlueRiver’s Sponsor and a member of the group of Initial Shareholders through certain affiliated entities. In addition, LLM Family Investment Series 44, L.P., for which Mr. Mays serves as Co-Manager of the General Partner and RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner and holds a 49% equity interest, collectively own approximately 13.39% of SST equity interests prior to the Business Combination. Under the NYSE American listing rules, we are required to obtain stockholder approval of such issuances pursuant to Section 712 and Section 713 of the NYSE American listing rules. Stockholder approval of the NYSE Proposal is also a condition to closing in the Purchase Agreement. See the section entitled “NYSE Proposal” for additional information.

Q.     What amendments will be made to the current constitutional documents of BlueRiver?

A.     The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, BlueRiver’s shareholders also are being asked to consider and vote upon a proposal to approve the Conversion Amendment and the Domestication, and replace our Existing Organizational Documents, in each case, under Cayman Islands law with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Existing Organizational Documents in the following respects:

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal 3A)	The Existing Organizational Documents authorize 221,000,000 shares, consisting of 200,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares and 1,000,000 preference shares.	The Proposed Organizational Documents authorize shares, consisting of 250,000,000 shares of Class A common stock, 24,000,000 shares of Class V Common Stock and 10,000,000 shares of Preferred Stock.
	See paragraph 5 of our Existing Organizational Documents.	See Article IV of the Certificate of Incorporation.
Authorize the Company to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal 3B)

The Existing Organizational Documents authorize the issuance of 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

The Proposed Organizational Documents authorize the Company Board to make issuances of all or any shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL.

	See Article 3.1 of our Existing Organizational Documents.	See Article IV.2. of the Certificate of Incorporation.
Exclusive Forum (Organizational Documents Proposal 3C)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.

The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action under the Exchange Act or the Securities Act.

See Article V. Section 8 of the Bylaws.
Corporate Name (Organizational Documents Proposal 3D)	The Existing Organizational Documents provide the name of the company is “BlueRiver Acquisition Corp.”	The Proposed Organizational Documents will provide that the name of the Company will be “Spinal Stabilization Technologies, Inc.”
	See paragraph 1 of our Existing Organizational Documents.	See Article I of the Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal 3D)	Exempted companies are generally incorporated with perpetual existence.

The Proposed Organizational Documents do not include the requirement to dissolve the Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination.

	Existing Organizational Documents	Proposed Organizational Documents
Takeovers by Interested Stockholders (Organizational Documents Proposal 3D)	The Existing Organizational Documents do not provide restrictions on takeovers of BlueRiver by a related shareholder following a business combination.	The Proposed Organizational Documents will have the Company elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders.
See Article X.1 of the Certificate of Incorporation.
Waiver of Corporate Opportunities (Organizational Documents Proposal 3D)	The Existing Organizational Documents do not provide an explicit waiver of corporate opportunities for BlueRiver or its directors.	The Proposed Organizational Documents will explicitly waive corporate opportunities for the non-employee directors of the Company.
See Article X.2 of the Certificate of Incorporation.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal 3D)	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 49 of our Existing Organizational Documents.

For more information, see the section entitled “Proposal 3: The Organizational Documents Proposals.”

Q.     Why is BlueRiver proposing the Adjournment Proposal?

A.     BlueRiver is proposing the Adjournment Proposal to allow the adjournment of the Shareholders Meeting to a later date or dates, including if necessary to permit further solicitation and vote of proxies if it is determined by BlueRiver that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. Please see the section entitled “Proposal 7: The Adjournment Proposal” for additional information.

Q.     When and where will the Shareholders Meeting be held?

A.     The Shareholders Meeting will be held at [•], Eastern Time, on [•], 2024, at the offices of [•] located at [•], or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. We are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. Only shareholders who held ordinary shares of BlueRiver at the close of business on the Record Date will be entitled to vote at the Shareholders Meeting.

Q.     Who is entitled to vote at the Shareholders Meeting?

A.     BlueRiver has fixed January 19, 2024 as the Record Date. If you were a shareholder of BlueRiver at the close of business on the Record Date, you are entitled to vote on matters that come before the Shareholders Meeting.

Q.     Are the Warrant Holder Proposals conditioned on one another?

A.     None of the Warrant Holders Proposals is conditioned upon the approval of any other proposal.

Q.     Why is BlueRiver proposing the Warrant Amendment Proposal?

A.     BlueRiver is proposing the Warrant Amendment Proposal to approve and adopt the amendment to the Warrant Agreement and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Warrant Amendment, among other things, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock. Please see the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal” for additional information.

Q.     Why is BlueRiver proposing the Warrant Holders Adjournment Proposal?

A.     BlueRiver is proposing the Warrant Holders Adjournment Proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting or (b) if the BlueRiver Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals. Please see the section entitled “Warrant Holder Proposal 2: The Warrant Holders Adjournment Proposal” for additional information.

Q.     How do I vote?

A.     If you are a record owner of your shares or warrants, there are two ways to vote your BlueRiver Shares or BlueRiver Warrants at the Special Meetings:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares and/or warrants as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares and/or warrants, your shares and/or warrants will be voted as recommended by the BlueRiver Board “FOR” the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Equity Incentive Plan Proposal, the NYSE American Proposal, the Charter Proposal, each of the Organizational Documents Proposals and the Adjournment Proposal (if presented) at the Shareholders Meeting and “FOR” the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal (if presented) at the Warrant Holders Meeting. Votes received after a matter has been voted upon at the Special Meetings will not be counted.

You Can Attend the Special Meetings and Vote in Person.    When you arrive, you will receive a ballot that you may use to cast your vote.

If your shares and/or warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares and/or warrants you beneficially own are properly counted. If you wish to attend the Special Meetings and vote in person and your shares and/or warrants are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way BlueRiver can be sure that the broker, bank or nominee has not already voted your shares and/or warrants.

Q.     What if I do not vote my BlueRiver Shares or if I abstain from voting?

A.     The approval of the Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE American Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of a majority, as of the Record Date, of the outstanding BlueRiver Shares that are present and vote at the Shareholders Meeting. The Organizational Documents Proposals are voted upon on a non-binding advisory basis. The Domestication Proposal and the Charter Proposal will require the affirmative vote of the holders of a majority of at least two-thirds, as of the Record Date, of the BlueRiver Shares that are present and vote at the Shareholders Meeting. The Warrant Amendment Proposal will require the affirmative vote of the holders of at least (i) 65% of the outstanding Public Warrants and (ii) 50% of the outstanding Private Placement Warrants, each voting separately as a class. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of the holders of at least 50% of the Warrants present in person, online or represented by proxy at the Warrant Holders Meeting, with such votes cast by BlueRiver warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum. Broker non-votes will not count as votes cast at the Special Meetings and, therefore, will not have any impact on the proposals presented at the Special Meetings. Additionally, with respect to all Shareholder Proposals except for the NYSE American Proposal and the Equity Inventive Plan Proposal, abstentions will not count as votes cast at the Shareholders Meeting and, therefore, will have no effect on the outcome of such proposals. With respect to the NYSE American Proposal and the Equity Inventive Plan Proposal, abstentions will count as a vote “AGAINST” those proposals in accordance with NYSE American listing rules.

Q.     What Proposals must be passed in order for the Business Combination to be completed?

A.     The Business Combination will not be completed unless the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE American Proposal are approved. If BlueRiver does not complete an initial business combination (which will be the Business Combination should it occur) by August 2, 2024, BlueRiver will be required to dissolve and liquidate itself and return the monies held within its Trust Account to its Public Shareholders unless BlueRiver submits and its shareholders approve an extension.

Q.     Why is BlueRiver proposing the Organizational Documents Proposals?

A.     BlueRiver is requesting that its shareholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Certificate of Incorporation that materially affect shareholder rights. This separate vote is not required by Cayman Islands law separate and apart from the Charter Proposal, but pursuant to SEC guidance, BlueRiver is required to submit these provisions to its shareholders separately for approval. However, the shareholder vote regarding this proposal is an advisory vote, and is not binding on BlueRiver and the BlueRiver Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Please see the section entitled “Proposal 3 — The Organizational Documents Proposals” for additional information.

Q.     How does the BlueRiver Board recommend that I vote on the Shareholder Proposals?

A.     The BlueRiver Board recommends that the holders of BlueRiver’s ordinary shares entitled to vote on the Shareholder Proposals, vote as follows:

“FOR” approval of the Business Combination Proposal;

“FOR” approval of the Conversion Amendment Proposal

“FOR” approval of the Domestication Proposal;

“FOR” approval of the Equity Incentive Plan Proposal;

“FOR” approval of the Charter Proposal;

“FOR” approval of each of the Organizational Documents Proposals;

“FOR” approval of the NYSE American Proposal; and

“FOR” approval of the Adjournment Proposal, if presented.

Q.     How does the BlueRiver Board recommend that I vote on the Warrant Holder Proposals?

A.     The BlueRiver Board recommends that the holders of BlueRiver’s warrants entitled to vote on the Warrant Holder Proposals, vote as follows:

“FOR” approval of the Warrant Amendment Proposal; and

“FOR” approval of the Warrant Holders Adjournment Proposal, if presented.

Q.     How many votes do I have?

A.     BlueRiver shareholders have one vote per each ordinary share of BlueRiver held by them on the Record Date for each of the Shareholder Proposals to be voted upon. BlueRiver warrant holders have one vote per each BlueRiver Warrant held by them on the Record Date for each of the Warrant Holder Proposals to be voted upon.

Q.     How will the Sponsor and BlueRiver’s officers and directors vote in connection with the Shareholder Proposals?

A.      As of the Record Date, the Sponsor and BlueRiver’s independent directors owned of record an aggregate of [•] Class B ordinary shares, representing approximately [•]% of the issued and outstanding BlueRiver Shares. Pursuant to the Sponsor Letter Agreement, the Sponsor and BlueRiver’s directors and officers have agreed to vote the ordinary shares owned by them (including the Class B ordinary shares) in favor of the Shareholder Proposals. The Sponsor and BlueRiver’s officers and directors, as of the Record Date, have not acquired any BlueRiver Ordinary Shares during or after our IPO in the open market. However, any subsequent purchases of BlueRiver Ordinary Shares prior to the Record Date by the Sponsor or BlueRiver’s officers and directors in the aftermarket will make it more likely that the Shareholder Proposals will be approved as such shares would be voted in favor of the Shareholder Proposals. As of the Record Date, there were [•] ordinary shares of BlueRiver outstanding.

Q:     What interests do the current officers and directors of BlueRiver have in the Business Combination?

A:     When you consider the BlueRiver Board’s recommendation of the Proposals, you should keep in mind that BlueRiver’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, including that the Sponsor or BlueRiver’s directors and officers can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company. BlueRiver’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. See “The Business Combination — Interests of the Sponsor and BlueRiver Directors and Officers in the Business Combination” for additional information. The BlueRiver Board was aware of and considered these interests, among other matters, in recommending that BlueRiver shareholders vote “FOR” each of the Proposals. These interests include, among other things:

•        the fact that the Sponsor holds 800,000 units acquired at a purchase price of $8,000,000, or $10.00 per unit, which include 800,000 Private Placement Shares and 266,667 Private Placement Warrants;

•        the fact that the Sponsor and BlueRiver’s officers and directors have agreed not to redeem any BlueRiver Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination;

•        the fact that the Sponsor paid an aggregate of $25,000, or approximately $0.0035 per share, for 7,187,500 BlueRiver Founder Shares, 90,000 shares of which were subsequently transferred by the Sponsor to BlueRiver’s independent directors and advisors, and all of which are subject to certain transfer restrictions as described in this proxy statement/prospectus and that such remaining BlueRiver Founder Shares could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $75.5 million, based on the most recent closing price of the BlueRiver Class A Ordinary Shares of $10.50 per share on November 8, 2023;

•        the fact that Randall Mays and John Gregg are managers of BlueRiver and of the Sponsor and each may be deemed to have or share beneficial ownership of the BlueRiver Founder Shares held directly by the Sponsor;

•        the fact that Mr. Mays is the Co-Manager of the General Partner of LLM Family Investment Series 44, L.P. and the Manager of the General Partner of RTM Partners, Ltd., which collectively own approximately 13.39%, or [_____] membership units, of SST equity interests prior to the Business Combination. As a result of the foregoing, Mr. Mays may be deemed to have a significant influence over SST and conflicts of interest in the Business Combination with SST;

•        the fact that RTM Partners II, Ltd., an entity controlled by Randall Mays, will hold a promissory note, which will have a principal amount of up to $3.0 million, will bear interest at a rate of 8.0% per annum, and will mature on the earliest to occur of (i) the completion of the Business Combination, (ii) the completion of another financing transaction, (iii) the completion of a change of control transaction, and (iv) April 30, 2024. The note financing will close [in early 2024] and such promissory note will be repaid in connection with the closing of the Business Combination;

•        if the Trust Account is liquidated, including in the event BlueRiver is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify BlueRiver to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than BlueRiver’s independent registered public accounting firm) for services rendered or products sold to BlueRiver or (b) a prospective target business with which BlueRiver has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•        the fact that BlueRiver’s independent directors and advisors own an aggregate of 90,000 BlueRiver Founder Shares that were transferred from the Sponsor at their original purchase price, or approximately $0.0035 per share, or $315, which if unrestricted and freely tradeable would be valued at approximately $945,000, based on the most recent closing price of the BlueRiver Class A Ordinary Shares of $10.50 per share on November 8, 2023;

•        the fact that the Sponsor and BlueRiver’s officers, and directors may be incentivized to complete the Initial Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and BlueRiver’s officers, and directors would lose their entire investment. As a result, the Sponsor and BlueRiver’s officers, and directors may have a conflict of interest in determining whether SST is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Initial Business Combination;

•        the fact that the Sponsor and BlueRiver’s officers, directors and advisors will lose their entire investment in BlueRiver if an Initial Business Combination is not completed within the Combination Period; and

•        in addition to these interests of the Sponsor and BlueRiver’s officers, directors and advisors, to the fullest extent permitted by applicable laws, the Existing Organizational Documents waives certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Existing Organizational Documents or in the future, and BlueRiver will renounce any expectancy that any of the directors or officers of BlueRiver will offer any such corporate opportunity of which he or she may become aware to BlueRiver. BlueRiver does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, BlueRiver does not believe that the waiver of the application of the corporate opportunity doctrine in the Existing Organizational Documents had any impact on its search for a potential business combination target.

As a result of the lower price paid by our initial shareholders for their BlueRiver Founder Shares, the initial shareholders may generate a profit on those shares even at prices that would generate a significant loss for the Public Shareholders on their Public Shares. For more information regarding certain conflicts of interests of Prime Impact and its affiliates relating to the Business Combination and Proposals to be presented at the extraordinary general meeting, see “The Business Combination — Interests of the Sponsor and Prime Impact Directors and Officers in the Business Combination.”

The Class A Ordinary Shares to be received by the Sponsor in exchange of the BlueRiver Founder Shares will be subject to a contractual lockup. Based on the most recent closing price of the BlueRiver Class A Ordinary Shares of $10.50 per share on November 8, 2023, these shares would be worth approximately $75.5 million.

Q.     Do I have Redemption Rights with respect to my BlueRiver Shares?

A.     Under Section 8.1 of the Amended and Restated Memorandum and Articles of Association, prior to the completion of the Business Combination, BlueRiver will provide all of the Public Shareholders with the opportunity to have their shares redeemed upon the completion of the Business Combination, subject to certain limitations, for cash equal to the applicable redemption price; provided, however, that BlueRiver may not redeem such shares to the extent that such Redemption would result in BlueRiver having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

Public Shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination, whether or not they were holders of BlueRiver Ordinary Shares as of the Record Date or acquired their shares after the Record Date. The Redemptions will be effectuated in accordance with the Amended and Restated Memorandum and Articles of Association and Cayman Islands law. Any Public Shareholder who holds ordinary shares of BlueRiver on or before [•], 2024 (two business days before the Shareholders Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the completion of the Business Combination; provided that such Public Shareholders follow the procedures provided for exercising such Redemption as set forth in the Amended and Restated Memorandum and Articles of Association, as described below, by such date. However, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Shareholders exercising Redemption Rights, regardless of whether such holders vote for or against the Business Combination Proposal and whether such holders are holders of BlueRiver Ordinary Shares as of the Record Date. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. A Public Shareholder will be entitled to receive cash for these shares only if the Business Combination is completed. For more information, see “Shareholders Meeting — Redemption Rights.”

Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of BlueRiver have agreed to waive their redemption rights with respect to all of the BlueRiver ordinary shares held by them in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement.

Q.     May the Sponsor, BlueRiver’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A.      The Sponsor and BlueRiver’s directors, officers, advisors or their affiliates may purchase BlueRiver Shares in privately negotiated transactions or in the open market either prior to or after the Closing, including from BlueRiver shareholders who would have otherwise exercised their Redemption Rights. However, the Sponsor, directors, officers and their affiliates have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions at the date of this proxy statement/prospectus. If BlueRiver engages in such transactions, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M under the Exchange Act. Any such purchase after the Record Date would include a contractual acknowledgement that the selling shareholder, although still the record holder of BlueRiver Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event the Sponsor or BlueRiver’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. None of the Sponsor, or BlueRiver’s directors, officers, advisors, or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act.

Q.     Is there a limit on the number of shares I may redeem?

A.     Each Public Shareholder, together with any affiliate or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by BlueRiver. Any Public Shareholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him or her redeemed for cash.

Q.     How do I exercise my Redemption Rights?

A.     If you are a Public Shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time, on            , 2024 (two business days before the Shareholders Meeting), that BlueRiver redeem your shares for cash, (ii) affirmatively certify in your request to BlueRiver’s Transfer Agent for Redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) and (iii) submit your request in writing to BlueRiver’s Transfer Agent, at the address listed at the end of this section and deliver your share certificates (if any) and other redemption forms to BlueRiver’s Transfer Agent physically or electronically using The Depository Trust Company’s DWAC system at least two business days prior to the vote at the Shareholders Meeting.

Any request for Redemption, once made by a Public Shareholder, may not be withdrawn once submitted to the company unless the Board of Directors of the company determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). In addition, if you deliver your share certificates (if any) and other redemption forms for Redemption to BlueRiver’s Transfer Agent and later decide prior to the Shareholders Meeting not to elect Redemption, you may request that BlueRiver’s Transfer Agent return the shares (physically or electronically). You may make such request by contacting BlueRiver’s Transfer Agent at the phone number or address listed at the end of this section.

Any corrected or changed written demand of Redemption Rights must be received by BlueRiver’s secretary two business days prior to the vote taken on the Business Combination Proposal at the Shareholders Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Shareholders Meeting.

Public Shareholders seeking to exercise their Redemption Rights and opting to deliver share certificates (if any) and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is BlueRiver’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, BlueRiver does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a Public Shareholder properly demands Redemption as described above, then, if the Business Combination is completed, BlueRiver will redeem the shares subject to the Redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your Redemption Rights, then you will be exchanging your BlueRiver Shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Shareholder and you exercise your Redemption Rights, it will not result in either the exercise or loss of any BlueRiver Public Warrants that you may hold. Your BlueRiver Public Warrants will continue to be outstanding following a Redemption of your BlueRiver Shares and will become exercisable in connection with the completion of the Business Combination, subject to the applicable requirements under the terms of the Warrant Agreement, including the filing of a registration statement following the closing of the Business Combination which registers the issuance of Class A common stock upon exercise thereof.

If you intend to seek Redemption of your Public Shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to BlueRiver’s Transfer Agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, NY 10004
Attention: Mark Zimkind
Email: spacredemption@continentalstock.com

Q.     If I am a holder of Units, can I exercise Redemption Rights with respect to my Units?

A.      No. Holders of issued and outstanding Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Public Shares and Public Warrants, or if you hold Units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. The Redemption Rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. You are requested to cause your Public Shares to be separated and delivered to the Transfer Agent by 5:00 p.m., Eastern Time, on [•], 2024 (two business days before the Shareholders Meeting) in order to exercise your Redemption Rights with respect to your Public Shares.

Q.     If I am a holder of BlueRiver Warrants, can I exercise Redemption Rights with respect to my Warrants?

A.     No. The holders of BlueRiver Warrants have no redemption rights with respect to BlueRiver Warrants. Assuming the maximum redemption scenario representing the redemption of all Public Shares and based on the closing price of such BlueRiver Warrants of $             on Nasdaq as of             , 2024, the aggregate value that can be retained by BlueRiver shareholders who have properly exercised their Redemption Rights is $            . The actual market price of the BlueRiver Warrants may be higher or lower on the date that a holder of BlueRiver Warrants seeks to sell or exercise such BlueRiver Warrants. Additionally, BlueRiver cannot assure the holders of BlueRiver Warrants that they will be able to sell their BlueRiver Warrants in the open market as there may not be sufficient liquidity in such BlueRiver Warrants when a holder thereof desires to sell. Further, while the level of BlueRiver Share Redemption will not directly change the value of the BlueRiver Warrants, as the BlueRiver Warrants will remain outstanding regardless of the level of redemptions, as redemptions of BlueRiver Ordinary Shares increase, a holder of BlueRiver Warrants will ultimately own a greater interest in BlueRiver (or, after completion of the Business Combination, the Surviving Pubco) because there would be fewer BlueRiver Ordinary Shares (or, after completion of the Business Combination, the Surviving Pubco Class A Common Stock) outstanding overall. For additional information see “— Ownership of the Post-Business Combination Company After the Closing.”

Q.     What are the risks for the holders of the BlueRiver Warrants?

A.     If the Warrant Amendment is not approved, BlueRiver has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sale price of our Class A ordinary shares or Class A common stock, as applicable, equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. Please note that the closing price of our Class A ordinary shares has not exceeded $18.00 per share for any of the 30 trading days prior to the date of this Registration Statement. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, if the Warrant Amendment is not approved, we may redeem your warrants after they become exercisable for a number of Class A ordinary shares or Class A common stock, as applicable, determined based on the redemption date and the fair market value of our Class A ordinary shares or Class A common stock, as applicable. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A ordinary shares or Class A common stock, as applicable, had your warrants remained outstanding.

In the event that we elect to redeem all of the redeemable warrants, we will fix a date for the redemption. Pursuant to the terms of the warrant agreement, notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the redemption date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding SST’s or BlueRiver’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, SST’s or BlueRiver’s expectations concerning the outlook for their business, market size, clinical trials and regulatory matters, contractual relationships, competition and competitive position, operational performance, developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of BlueRiver as set forth in the sections of this proxy statement/prospectus titled “Proposal 1 — The Business Combination Proposal — BlueRiver’s Board of Directors’ Reasons for the Business Combination,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SST,” and “SST’s Business.” Forward-looking statements also include statements regarding the expected benefits of the proposed Business Combination between SST and BlueRiver.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•        SST’s ability to achieve and maintain regulatory approvals for its medical devices in a timely manner or at all;

•        SST’s relationships with its suppliers and manufacturers, the continued performance of SST’s suppliers and manufacturers, and the availability of adequate raw materials and labor in SST’s supply chain;

•        SST’s ability to raise funds as needed to continue its operations;

•        SST’s ability to scale production of its product candidate to a commercial level;

•        SST’s ability to educate surgeons and patients on the benefits of its product and to adequately train surgeons on the implant procedure;

•        SST’s ability to scale production of its product candidate to a commercial level within its expected timeframe or at all;

•        SST’s ability to hire and train marketing and sales staff and to successfully build a marketing pipeline within its expected timeframe or at all;

•        unexpected clinical outcomes that call into question the safety or effectiveness of SST’s product;

•        SST’s ability to compete effectively in the markets in which it expects to operate;

•        SST’s ability to maintain, expand and protect its intellectual property portfolio;

•        compliance costs and administrative responsibilities associated with SST’s international operations and being a U.S. public company;

•        the rapidly changing and increasingly stringent regulatory environment, including laws, contractual obligations and industry standards relating to privacy, data protection and data security;

•        the effects of health epidemics;

•        the risk that a significant number of BlueRiver’s shareholders elect to redeem their Public Shares;

•        the risk of one or more lawsuits that challenge the Business Combination; and

•        the other matters described in the section titled “Risk Factors” beginning on page 31.

In addition, the Business Combination is subject to the satisfaction of the conditions to the completion of the Business Combination set forth in the Merger Agreement and the absence of events that could give rise to the termination of the Merger Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for SST.

Forward-looking statements set forth herein are based on information currently available as of the date a forward-looking statement is made and speak only as of the date of this proxy statement/prospectus. Neither SST or BlueRiver undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that SST or BlueRiver will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in BlueRiver’s public filings with the SEC or, upon and following the consummation of the Business Combination, in Surviving Pubco’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information” on page 326.

Market and industry data used throughout this proxy statement/prospectus, including statements regarding market size, is based on independent industry surveys and publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While SST is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SST” in this proxy statement/prospectus.

PROXY STATEMENT/PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes, to fully understand the Merger Agreement, the Business Combination, the Warrant Amendment and the other matters being considered at the Shareholders Meeting and the Warrant Holders Meeting. For additional information, see “Where You Can Find More Information” on page 326. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties to the Business Combination

BlueRiver Acquisition Corp. (“BlueRiver”)

BlueRiver Acquisition Corp. is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On February 2, 2021, BlueRiver consummated the IPO of 28,750,000 Units, including the issuance of 3,750,000 additional Units to cover over-allotments, at $10.00 per unit, generating gross proceeds of $287.5 million. Each Unit consists of one Class A ordinary share and one-third of a Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.

Simultaneously with the closing of the IPO, BlueRiver consummated the Private Placement of 800,000 Private Placement Warrants at a price of $10.00 per Private Placement Warrant to our Sponsor, generating gross proceeds of $8,000,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share.

BlueRiver incurred approximately $16,400,000 in transaction costs, including approximately $10,100,000 of deferred underwriting fees in connection with the IPO.

Upon the closing of the IPO and the Private Placement, $287.5 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and certain of the proceeds from the sale of the Private Placement Warrants in the Private Placement was placed in a trust account and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by BlueRiver meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the Investment Company Act, as determined by BlueRiver, until the earlier of: (i) the completion of an initial business combination; and (ii) the distribution of the Trust Account. As of December 31, 2023, there was approximately $20.1 million held in the Trust Account.

BlueRiver’s Units, Class A ordinary shares and Public Warrants are listed on the NYSE American under the symbols “BLUA.U,” “BLUA” and “BLUA WS,” respectively. BlueRiver’s principal executive offices are located at BlueRiver Acquisition Corp., 250 West Nottingham Drive, Suite 400 San Antonio, Texas 78209.

On January 25, 2023, BlueRiver and the Sponsor, entered into a non-redemption agreement (“First Extension Non-Redemption Agreement”) with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of BlueRiver sold in its initial public offering (“First Extension Non-Redeemed Shares”) at the extraordinary general meeting called by the Company (the “First Special Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “First Extension Proposal”) from February 2, 2023 to August 2, 2023 (the “First Extension”). In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such third party or third parties an aggregate of 50,000 shares of BlueRiver held by the Sponsor immediately following consummation of an initial business combination. On January 31, 2023, BlueRiver held the First Special Meeting at which its shareholders voted to extend the time BlueRiver has to consummate an initial business combination from February 2, 2023 to August 2, 2023. In connection with such vote, on January 27, 2023, the holders of an aggregate of 26,738,255 Class A Ordinary Shares, representing approximately 72.78% of the issued and outstanding BlueRiver Class A Ordinary Shares as of such date, exercised their right to redeem their shares for an aggregate of approximately $271,939,156 in cash held in the Trust Account.

On March 28, 2023, BlueRiver initiated the process of converting all of the assets held in the Trust Account into cash, which was deposited in a non-interest bearing account. As of May 4, 2023, BlueRiver deposited the assets held in the Trust Account in an interest-bearing demand deposit account at a bank. Interest on such deposit account is currently 4.6% per annum, but such deposit account carries a variable rate and BlueRiver cannot provide assurances that such rate will not decrease or increase significantly.

On July 25, 2023, BlueRiver and the Sponsor, entered into a non-redemption agreement (“Second Extension Non-Redemption Agreement”) with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of BlueRiver sold in its initial public offering (“Second Extension Non-Redeemed Shares”) at the extraordinary general meeting called by the Company (the “Second Special Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “Second Extension Proposal”) from August 2, 2023 to February 2, 2024 (the “Second Extension”). In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such third party or third parties an aggregate of 40,000 shares of BlueRiver held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Second Special Meeting. On August 2, 2023, the Company held the Second Special Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from August 2, 2023 to February 2, 2024. On February 2, 2024, the Company held the Third Special Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from February 2, 2024 up to August 2, 2024 in one month increments upon the payment of an additional $0.025 per month per each Class A Ordinary Share that was not redeemed in connection with the Third Special Meeting. In connection with such Third Special Meeting, the holders of an aggregate of 305,218 Class A Ordinary Shares exercised their right to redeem their shares for an aggregate of approximately $ 3,301,573 in cash held in the Trust Account. Following the Third Special Meeting, an aggregate of 1,567,710 Class A Ordinary Shares remained outstanding and approximately $16,958,072 remained in the Trust Account (before the payment of any amounts on account of extension).

Upon the effectiveness of the Domestication, BlueRiver will become a Delaware corporation and will change its corporate name to “Spinal Stabilization Technologies, Inc.” and all outstanding securities of BlueRiver will convert to outstanding securities of the Company. BlueRiver will apply for listing, to be effective at the time of the Business Combination, of the Company’s Class A common stock on the NYSE American, or another national securities exchange that may be agreed upon by BlueRiver and SST, under the proposed symbols “[•]” and “[•],” respectively.

BLUA Merger Sub LLC (“Merger Sub”)

Merger Sub is a Delaware corporation and wholly-owned subsidiary of BlueRiver formed for the purpose of effecting the Business Combination. Merger Sub owns no material assets and does not operate any business.

Spinal Stabilization Technologies, LLC (“SST”)

SST is a medical device company dedicated to solving musculoskeletal disorders of the spine. Leveraging its knowledge of spine anatomy, physiology and biomechanics, SST has pioneered a proprietary minimally invasive surgical implant system, PerQdisc, to address degenerative disc disease. Specifically, the PerQdisc implant procedure is designed to replace the nucleus pulposus (“NP”) of an intervertebral disc in the L1-S1 spinal region with an in-situ formed custom implant. We plan, at least initially, to focus on procedures addressing the L3-S1 spinal regions, which SST believes, based on its clinical trial screening and enrollment to date, represents the vast majority of the market. PerQdisc is comprised of a patented silicone implant, and the instruments used to prepare the disc space for implantation. The company is clinical stage and is preparing for its U.S. Food and Drug Administration (“FDA”) Investigational Device Exemption (“IDE”) pivotal study to support a premarket approval (“PMA”) application of PerQdisc as a Class III medical device.

SST’s products and techniques are based on the philosophy that less invasive surgery may be associated with better clinical outcomes and could improve the lives of many patients that have limited options for treating their back pain. SST has an extensive worldwide intellectual property portfolio and is focused on evidence-based medicine and continues to conduct numerous clinical trials.

SST faces significant challenges to market and sell its products. SST was organized as a Texas limited liability company formed in November 2010 and has an accumulated deficit of $50.2 million as of December 31, 2023. SST will need to invest significant additional amounts to obtain FDA approval and build its infrastructure to develop, market, and sell its products.

Although the SST has sold its PerQdisc product in Europe, the CE mark for the PerQdisc device was suspended in September 2022 by SST’s notified body after only limited commercial activity, following a documentary audit by the notified body which determined that there was a lack of clinical data and other information, SST cannot guarantee if or when it will be able to reinstate the CE mark.

Overview of Lower Back Pain Treatment

Low back pain (“LBP”) is one of the most common disabilities, limiting patients’ ability to work, exercise, and engage in other activities they enjoy. LBP has significant economic costs on individuals and the healthcare system, causing lost work, the need for caregivers, and ongoing treatment.

According to a World Health Organization June 2023 report:

•        In 2020, LBP affected 619 million people globally and it is estimated that the number of cases will increase to 843 million cases by 2050, driven largely by population expansion and aging.

•        LBP is the single leading cause of disability worldwide and the condition for which the greatest number of people may benefit from rehabilitation.

•        LBP can be experienced at any age, and most people experience LBP at least once in their life.

•        Prevalence increases with age up to 80 years, while the highest number of LBP cases occurs at the age of 50 – 55 years. LBP is more prevalent in women.

•        Non-specific LBP, in which there is no identifiable cause, is the most common presentation of LBP (about 90% of cases).

LBP may be caused by many factors, including injuries to muscles and connective tissue, herniated or ruptured discs, degenerative disc disease, congenital changes to the spine, and pressure on or damage to nerves along the spine. Determining the cause of LBP is often difficult, and multiple factors may contribute to a patient’s LBP.

Degenerative disc disease (“DDD”) is a term generally applied to degenerative changes seen in the intervertebral disc in patients that have low back pain. Degenerative disc changes can be caused by aging and/or by injury. When DDD is the cause of low back pain, patients are referred to as having discogenic low back pain. According to a 2013 article in the World Journal of Orthopedics, dLBP accounts for 26% to 42% of patients suffering from chronic LBP.

Current treatment options for these patients include medical therapy, which consists of exercise, physical therapy, and local injections for pain, and managing pain via pharmaceutical regimen like chronic opioid use. When a patient’s disc degenerates to a more severe state, treatment options can include spinal surgery like fusion, removal of the damaged portion of a herniated disc, or total disc replacement (“TDR”).

Our Addressable Market

Discogenic low back pain (“dLBP”) is a term generally applied when the affected disc is the actual source of pain. The cause of dLBP may be related to injury sustained by the Nucleus Pulposes (“NP”) (the inner portion of a lumbar disc) or the annulus fibrosis (“AF”) (the outer portion of a lumbar disc) by excessive wear and tear from poor biomechanics, significant accident, or injury. The damage and degradation of the disc leads to inflammation within the NP and microtearing of the AF of the disc that contains the nucleus. The nucleus tissue has poor blood supply and inflammation accumulates while abnormally sensitive nerve endings grow into microtears and render the disc hypersensitive to movements that would not otherwise cause pain.

One of the challenges in treating dLBP is making the correct diagnosis. It is difficult to determine by x-ray whether pain is caused by normal degenerative changes to the disc and other spinal elements, which are very common and are not considered dLBP, versus degenerative disc disease. The result is that dLBP is largely underdiagnosed and many patients with treatable back pain continue to suffer. However, once diagnosed, surgical treatment is often effective if conservative measures fail to provide relief.

The current most common surgical treatments of dLBP are spinal fusion and in some cases total disc replacement (TDR). The goal of spinal fusion procedures is the elimination of disc motion, which has been shown to effectively treat degenerative disc disease that causes pain from a spinal segment becoming hyper mobile as it degenerates. Nucleus replacement surgical approaches have been tried in the past but have been fraught by high failure rates, including subsidence (compression of the spinal disc space), migration (movement of the disc within the spinal disc space) and expulsion (movement of the disc outside of the spinal disc space). The goal of TDR is to replace the lumbar disc with a type of implant that does not fuse the segment but allows for a synthetic disc construct to be placed via a surgery that allows for the spinal segment to have motion. The differences between the different surgical strategies will be further highlighted under the heading “SST’s Business — Clinical Background.”

SST developed the PerQdisc Nucleus Replacement System as a surgical treatment for patients with dLBP. The PerQdisc works by removing the dysfunctional nucleus and replacing it with a silicone implant. The goal is to recreate physiological motion and redistribute the weight bearing forces and mechanical properties of the disc in a more natural fashion that preserves more of the patient’s native anatomy. Our PerQdisc system is designed not only as a nucleus replacement implant that replaces the damaged nucleus tissue, but also to support and prevent further damage to the outer annulus fibers and nearby tissues. The PerQdisc can be implanted through a variety of minimally invasive approaches.

Each year 10.5m people in the U.S. visit their doctors for lower back pain
950k people surgically treated with Discectomy or Fusion
9.6m people treated with non-surgical therapy
400k people
550k people
Discectomy Procedure
Fusion Procedure
190k - 380k people
Near term SST Opportunity
Near term SST Opportunity
PerQdisc Augmented Discectomy $4.8 Billion Market
PerQdisc Degenerative Disc Disease $2.3-4.6 Billion Market

SST is not aware of any studies or other data that have estimated the number of people in the U.S. with moderate-to-severe dLBP. Nonetheless, SST views its initial addressable market in the United States as having two general segments. The first segment are patients seeking surgical approaches to treat their dLBP caused by a disc herniation (i.e., disc bulging with or without nucleus material coming out of the disc through a hole) that requires a discectomy procedure (the removal of all or part of a damaged disc). These patients already need surgery. Approximately 10% of this population of patients will have a re-herniation at the same disc level within two years requiring another surgery to remove re-herniated material according to a 2018 article in The Spine Journal. SST believes that this population of patients and the surgeons treating them with the discectomy procedure would prefer to have a medical implant that can replace the herniated material and plug the hole from the inside to reduce the re-herniation risk.

The second segment for whom the PerQdisc may be a good option versus other more invasive surgeries, is the group of patients that have attempted to treat their low back pain with non-surgical conservative care which has failed, and they are now seeking a surgical option.

For this second segment conservative care is generally defined as at least six months of physical therapy, injections of steroids and other pharmaceutical injections and radio frequency ablation techniques into the disc, the facet joints and/or spinal nerves that may be contributing to the back or leg pain. As part of the conservative management pain medications can also be prescribed which may or may not include a course of opioid therapy.

SST believes a course of conservative care should be undertaken in patients with dLBP prior to being assessed for the PerQdisc implant.

Each year, approximately 10.5 million U.S. patients visit their doctors for treatment of LBP according to the CDC’s National Ambulatory Medical Care Survey and approximately 950,000 patients undergo surgical treatment for their LBP. SST believes that PerQdisc may be a superior alternative to existing procedures for approximately 400,000 patients based on its internal estimates and information collected via discussions with surgeons, as further described below. There is no validated universal source of information that clearly identifies the sizes of these segments based on a specific definition, however. SST expects to learn more about both of the target market segments from data that will be collected from our clinical trial program. Screening patients for inclusion and exclusion into our studies and documenting the severity of their disease will be done prospectively as part of its clinical program. From this work, SST expects that health care economists will be able to begin to estimate the size of these markets and to refine how to define them.

For the approximately 9.6 million patients receiving non-surgical treatments, content in the Medical Advisory Secretariat has estimated that 10 – 20%, or approximately 1.0 million to 1.9 million patients, are unresponsive to non-surgical treatments (i.e., conservative care). Based on SST’s analysis from interviews with physicians, as further described below, SST estimates that 20% of this population, or approximately 190,000 to 380,000 patients, suffer from dLBP and are considering surgery and therefore would be included in its target market. This is only an estimate and since this is not validated or peer reviewed data the accuracy of this number is unknown. Using an estimated price of $12,000 per PerQdisc device kit, SST estimates the combined addressable market for its products in the United States to be $7.1 billion to $9.4 billion annually. These estimates have major limitations. Setting the pricing for the PerQdisc kit and/or the procedure will be an exercise that will be undertaken by a team of health care economists and reimbursement experts the company will engage once the final clinical trial design is approved by the FDA. The data to set the pricing structure for the product and/or the procedure will be collected as part of the clinical trial program. Therefore, the pricing for the PerQdisc kit is only an estimate based on limited data available for TDR and fusion product pricing.

To estimate the number of patients who would be candidates for treatment with PerQdisc, SST has conducted interviews with approximately 10 spinal surgeons, including clinical operators and other individuals SST considers to be opinion leaders in the field, regarding the PerQdisc and the types of patients who they expect will be candidates for treatment with PerQdisc. Our internal estimates are derived from information gained from these interviews. SST expects to learn more about both of the target market segments from data that will be collected from our clinical trial program. Screening patients for inclusion and exclusion into our studies and documenting the severity of their disease will be done prospectively as part of our clinical program. From this work health care economists will be able to begin to estimate the size of these markets and to refine how to define them.

Our Product Candidate — PerQdisc

SST’s PerQdisc implant procedure is a new surgical procedure that may be able to treat numerous subgroups of patients who have back pain secondary to degenerative disc disease. The PerQdisc implant procedure is intended to replace the NP intervertebral disc in the five lumbar spinal region (L1-L5) and in the first sacral disc (S1), although we plan, at least initially, to focus on procedures addressing the L3-S1 spinal regions, which SST believes, based on its clinical trial screening and enrollment to date, represents the vast majority of the market. The NP is the flexible inner portion of the spinal disc. The PerQdisc implant is intended for patients who discogenic pain caused by a single level in the spine, although they may have DDD in multiple discs. Patients must be skeletally mature (at least 21 years old), present with moderate to severe discogenic Low Back Pain (dLBP), and their dLBP must be unresponsive to more conservative, non-surgical treatments. The patient should have no history of prior lumbar spine surgery and have a minimum disc height of 6 mmm. SST defines moderate to severe dLBP as a score of greater than 40 on the Visual Analog Scale (VAS), which measures patient pain intensity, and a score of greater than 40% on the Oswestry Disability Index (ODI), which measures the level of the patient’s disability.

The PerQdisc Nucleus Replacement System includes multiple components including the tools needed to implant the PerQdisc. The patented PerQdisc implant consists of a silicone membrane as an outer chamber with an additional internal chamber. The PerQdisc Access System is a series of dilators and final cannula (surgical delivery tubes) that are used to gain access to the nucleus of the disc. After access is gained, a series of rongeurs (surgical cutting and removal devices) are used to remove the degenerated Nucleus Pulposes (NP) from the disc. The PerQdisc 20A Imaging Balloon is a highly compliant balloon that can be filled with contrast (an imaging dye for x-rays) that is then used to visualize the enucleated space (void in the middle of the disc) and to interrogate the disc for large defects. If there is a defect in the disc anatomy, the Imaging Balloon when filled with contrast and x-rayed will show defects. The PerQdisc 50A Imaging Balloon, a trial implant constructed from the same membrane as the final implant, is then inserted into the enucleated space and filled with contrast. The trial implant balloon is used to determine the expected volume of the final implant as well as the final fill pressure needed to obtain a given volume. Each chamber is independently inflatable. Once the device is placed inside of the prepared enucleated disc space, the inner chamber is filled with radiopaque (can be seen by x-rays during radiography) contrast media to verify the position of the implant, the outer chamber of the implant is then filled with a radiopaque polymer. The liquid polymer cures in situ (in the body) within 10 minutes at body temperature. Once the implant is cured, the delivery system is withdrawn.

Similar to total disc replacement, the PerQdisc is designed as a motion preserving technology. Preclinical testing of the PerQdisc in cadavers has shown that the range of motion of a lumbar segment with the PerQdisc is similar to that of natural healthy nucleus. Additionally, data from patients in NUCLEUS 181 demonstrated maintained range of motion from PerQdisc clinical trials indicate that the range of motion of treated levels is maintained.

In comparison to alternative disc replacement alternatives, SST believes PerQdisc has the following advantages:

•        Disc Access:    The PerQdisc implantation procedure uses a dilation technique (sequential dilation) that minimizes the trauma to the annulus (the outer portion of the disc), which significantly reduces the risk of expulsion of the implant. Previous technologies required an incision, which created a permanent defect, or hole, in the annulus.

•        Pressure Monitoring:    The PerQdisc utilizes balloon technology. The silicone balloon is filled with a silicone polymer. During the filling process, the pressure is monitored inside the implant, which allows for a custom, patient specific implant that completely fills the cavity that was created. Monitoring pressure inside the implant helps prevent under filling, or over filling of the implant which could lead to downstream performance issues, including migration and subsidence.

•        Visibility:    The PerQdisc device uses a polymer infused with Barium Sulfate that allows for excellent visualization intra-operatively, as well as post-op visits. This allows surgeons to closely monitor the implant’s behavior over time. Previous technologies were not as visible using fluoroscopy (a continuously viewable X-ray) and/or traditional X-ray, and required MRI to visualize the implants position.

•        Biocompatibility:    The PerQdisc is comprised of a silicone membrane, and 2-part injectable silicone polymer. Each silicone component has a complete biocompatibility master file. The finished device and delivery components are currently undergoing full ISO 10993 biocompatibility testing in preparation for an FDA IDE submission.

Regulatory Matters

SST’s initial target markets are the U.S. and the European Union. In order to market the PerQdisc in the U.S., SST intends to seek regulatory approval from the U.S. Food and Drug Administration (“FDA”) as a Class III medical device, which requires obtaining FDA’s approval of a premarket approval (“PMA”) application. In addition, SST is required to obtain FDA marketing authorization for the rongeur devices used in connection with the PerQdisc implant procedure, which SST expects to initially pursue through the process authorized under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, as amended (the “FDCA”).

SST is currently preparing to apply for an investigational device exemption (“IDE”), which, if granted, would allow the company to proceed with the registrational clinical trial that will be needed to obtain PMA approval of the PerQdisc. Because the PerQdisc will be considered a “first-of-a-kind” device, SST believes its product will also require review and recommendation by an FDA advisory committee as a step in the PMA process.

To date, SST has not yet completed any clinical trials that would provide sufficient data and results to support the filing of an application for FDA approval for marketing PerQdisc. SST is currently targeting initial enrollment in the U.S. trial in 2024, subject to FDA approval of an IDE, with potential FDA approval of a PMA application by late 2027. However, that timeframe is not guaranteed. If the FDA approves the PerQdisc PMA application, the company expects that it would take approximately three months to initiate commercial production and six months to establish a marketing pipeline. SST cannot guarantee when, if ever, it would first generate revenue or profit.

In Europe, SST initially sought approval to market PerQdisc under the Medical Device Directive 93/42/EEC (“MDD”), and obtained a CE certificate in 2021, which would allow commercialization of its device in the European Union as a Class IIb implantable medical device. However, the CE mark for the PerQdisc device was suspended in September 2022 by SST’s notified body after only limited commercial activity, following a documentary audit by the notified body which determined that there was a lack of clinical data and other information. SST has provided a portion of the information and clinical data that GMED, LNE, its notified body, has requested in order to reinstate its CE mark. GMED initially notified SST that the CE certification would be withdrawn if the issues resulting in the suspension of the CE mark were not resolved before December 29, 2023, but in February 2024 informed SST that it had extended such compliance date to February 9, 2026. There is no guarantee that SST will meet this timeline and therefore its CE mark may be withdrawn. Even if its CE mark is not withdrawn, SST cannot guarantee that its notified body will remove the CE mark suspension or on what timing.

If SST is not successful in reinstating its previously granted CE mark, it will need to re-file and receive approval for a new CE mark under the EU’s Medical Device Regulation 2017/745 (“MDR”), which came into force on May 26, 2021 and repealed the MDD. The PerQdisc device will be classified as a Class III medical device under the MDR which would require SST to comply with extensive pre-market and post-market requirements. Even if its notified body reinstates its CE mark, the reinstatement would be conditioned upon complying with certain MDR requirements. Additionally, SST will be required to re-file and obtain a new CE mark under the MDR by December 31, 2027 in accordance with the transitional provisions of the MDR which allow a certain time period before devices authorized under the MDD must be re-certified under the MDR (subject to compliance with certain requirements).

Risks Relating to SST’s Business

SST has incurred significant losses in every year since inception. The company’s net losses were $7.8 million and $4.8 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, SST had an accumulated deficit of $50.2 million and $42.5 million, respectively. SST expects to continue to incur net losses for the foreseeable future, and expects its research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, SST expects its expenses to increase as it continues its development of, and seek the necessary regulatory approvals for its product candidate, as well as hire additional personnel, pay fees to outside consultants, attorneys and accountants, and, if the planned merger is consummated, incur other increased costs associated with being a public company. In addition, if and when SST obtains regulatory approval to conduct a clinical trial of its product candidate, the PerQdisc, in the United States, SST will also incur increased expenses in what would be the first in human clinical trial for its product in the US.

SST’s business is highly dependent on the success of its product candidate, PerQdisc. If SST is unable to successfully complete clinical development of, obtain regulatory approval for and successfully commercialize PerQdisc for the treatment of patients in approved indications, or if SST experiences delays in doing so, its business will be materially harmed. SST does not expect to generate product sales unless and until it successfully completes development and obtains regulatory approvals for its product candidate both inside and outside the U.S. This includes obtaining reinstatement of its CE mark in the EU under the MDR. If SST obtains regulatory approvals for its product candidate, the company expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Because nucleus replacement is a novel treatment method for chronic discogenic low back pain, SST expects to face challenges gaining market acceptance, in addition to a more complicated regulatory approval process.

Until such time, if ever, that SST can generate substantial product revenue, SST expects to finance its cash needs through equity offerings, debt financings or other capital sources. However, SST may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on its financial condition and on its ability to pursue its business plans and strategies, including its research and development activities. If SST is unable to raise capital, it will need to delay, reduce, or terminate planned activities.

In addition, SST faces other limitations and challenges in implementing its business strategy, such as reliance on a limited number of third-party suppliers, a limited operating history, and the other risks described in the section of this prospectus titled “Risk factors — Risks Related to SST’s Business and Operations.”

The Business Combination

The Merger Agreement

On July 21, 2023, BlueRiver entered into an Agreement and Plan of Merger (as amended on February 2, 2024, the “Merger Agreement”) with Merger Sub and SST. Pursuant to the Merger Agreement, (i) BlueRiver will de-register as an exempted company in the Cayman Islands and transfer by way of continuation as a Delaware corporation (the “Domestication”) and (ii) on the Closing Date, following the Domestication, Merger Sub will merge with and into SST (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”) with SST continuing as the surviving entity of the Merger and a subsidiary of BlueRiver (the “Surviving Company”). We also refer to BlueRiver following the Business Combination as “Surviving Pubco.”

Following the consummation of the Business Combination, the combined company will be organized in an “Up-C” structure. The combined company’s business will continue to operate through the Surviving Company and its subsidiaries and the Surviving Pubco’s sole direct asset will be the equity interests of the Surviving Company held by it.

Ownership of the Post-Business Combination Company After the Closing

It is anticipated that upon completion of the Business Combination and assuming no additional redemptions by BlueRiver public stockholders, BlueRiver’s public stockholders will retain an ownership interest of approximately 4.9% in the Company, the Initial Stockholders and related entities will retain an ownership interest of approximately 19.5% of the Company, and the SST stockholders will own approximately 75.6% of the Company.

The following tables illustrate estimated ownership levels in the Company, immediately following the consummation of the Business Combination, based on the varying levels of redemptions by BlueRiver public stockholders, excluding potential sources of dilution, and the following additional assumptions:

	No Additional Redemptions(1)%		50% Redemption(2)%		Maximum Redemptions(3)%
SST Holders(4)	24,000,000	75.6%	24,000,000	77.5%	24,000,000	79.4%
Public Stockholders(5)	1,567,710	4.9%	783,855	2.5%	—	—%
BlueRiver Initial Shareholders(6)(7)	6,213,125	19.5%	6,213,125	20.0%	6,213,125	20.6%
Pro forma Class A Common Stock as of December 31, 2023	31,780,835	100.0%	30,996,980	100.0%	30,213,125	100.0%

Potential sources of dilution:
SPAC Public Warrants(8)	9,583,270	30.2%	9,583,270	30.9%	9,583,270	31.7%
SPAC Private Placement Warrants(8)	266,667	0.8%	266,667	0.9%	266,667	0.9%

____________

(1)      Gives effect that 305,218 Class A Ordinary Shares were redeemed in conjunction with the Extraordinary General Meeting held on February 2, 2024

(2)      Assumes that 783,855 Class A Ordinary Shares are redeemed for an aggregate redemption payment of approximately $8,442,118 assuming a $10.77 per share redemption price based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024.

(3)      Assumes that 1,567,710 Class A Ordinary Shares are redeemed for an aggregate redemption payment of approximately $16,884,237 assuming a $10.77 per share redemption price based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024.

(4)      Includes 3,479,862 shares of Surviving Pubco Class A Common Stock issuable upon exchange of an aggregate of 3,479,862 Surviving Company Class A Units expected to be issued in the Merger to LLM Family Investment Series 44, L.P., for which Randall Mays serves as Co-Manager of the General Partner, and RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner.

(5)      Excludes 9,583,270 shares issuable on exercise of Public Warrants.

(6)      Excludes 266,667 shares issuable on exercise of Private Placement Warrants.

(7)      Includes 5,413,125 Founders Shares vested at the Closing. Includes 800,000 Private Placement Shares. Excludes 1,774,375 of restricted Founder Shares that are prevented from trading directly following the Business Combination and are also forfeitable, but which retain full voting rights. Excludes Class A shares that may be issuable upon conversion of the Sponsor Note. Excludes 3,479,862 shares of Surviving Pubco Class A Common Stock issuable upon exchange of an aggregate of 3,479,862 Surviving Company Class A Units expected to be issued in the Merger to LLM Family Investment Series 44, L.P., for which Randall Mays serves as Co-Manager of the General Partner, and RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner.

(8)      In the event the Warrant Amendment (as hereinafter defined) is adopted, Surviving Pubco is expected to issue approximately 738,745 shares of Surviving Pubco Class A Common Stock in the aggregate upon the cancellation of such Warrants immediately prior to the Business Combination.

Agreements Entered into in Connection with the Business Combination (page 145)

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, BlueRiver, the Sponsor and the Company entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of BlueRiver in respect of the Class B ordinary shares of BlueRiver currently outstanding, (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to 25% of the Class B ordinary shares held by Sponsor immediately prior to the Effective Time, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Company Member Support Agreement

Concurrently with the execution of the Merger Agreement, BlueRiver, certain members of the Company and the Company entered into a Member Support Agreement (the “Member Support Agreement”), pursuant to which such Company members have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Business Combination), and (ii) be bound by certain transfer restrictions with respect to Company units held by such Company members prior to the Closing.

Fifth Amended and Restated Company Agreement (“A&R LLCA”)

Effective as of immediately before the Effective Time, the Company Operating Agreement shall be amended and restated in its entirety to provide that each SST common unit shall have identical economic rights. The Surviving Company Class A Membership Units will have no voting rights. Under the A&R LLCA, Surviving Pubco will serve as the Managing Member of Surviving Company and have sole governance rights with respect to Surviving Company. The A&R LLCA will prohibit transfers of Surviving Company Class A Membership Units held by the Company Members and will require the prior consent of the Managing Member for such transfers, subject to certain exceptions set forth in the A&R LLCA.

Following the expiration of any applicable lock-up, each holder of Surviving Company Class A Membership Units (other than Surviving Pubco) shall be entitled at any time, to cause Surviving Company to redeem (each, a “Unit Redemption”), all or a portion of its Common Units in exchange for cash, in which case, the Surviving Pubco Board, may instead, at its option, cause Surviving Pubco, directly or through the Surviving Company, to acquire such Common Units in exchange for cash or new Surviving Pubco Common Shares on a one-for-one basis. In connection with any Unit Redemption, a number of shares of Surviving Pubco Class V Common Stock equal to the number of redeemed Common Units will be surrendered and cancelled; provided, however, that, absent a waiver by the Managing Member, any such Exchange is for a minimum of the lesser of 1,000 Common Units or all of the Common Units held by such exchanging holder. The Surviving Company will at all times have 100 members, or fewer, within the meaning of Treasury Regulations Section 1.7704-1(h) and for other applicable U.S. federal income tax purposes. If the Managing Member determines in its sole discretion that additional transfer restrictions are necessary to ensure that the Surviving Company has 100 members, or fewer, at all times, the A&R LLCA will contain additional customary restrictions necessary to prevent interests in the Surviving Company from being treated as “readily tradable on a secondary market or the substantial equivalent thereof ” within the meaning of Section 7704 of the Code.

Under the terms of the A&R, the Surviving Company is obligated to make pro rata tax distributions to holders of Common Units at certain assumed tax rates unless such distribution would not be permitted under applicable law.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Surviving Pubco, the Sponsor and certain stockholders of BlueRiver and certain of their respective affiliates will enter into the Registration Rights Agreement, pursuant to which the Surviving Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Surviving Pubco Class A ordinary shares and other equity securities of the Surviving Pubco that are held by the parties thereto from time to time, subject to the restrictions on transfer therein.

The Registration Rights Agreement will amend and restate the registration rights agreement by and among BlueRiver, the Sponsor and the other parties thereto, dated January 28, 2021 and entered into in connection with BlueRiver’s initial public offering.

Warrant Agreement

Pursuant to the Warrant Amendment, the Warrant Agreement shall be amended to provide that, on the Closing Date after the Domestication and before the effective time of the Merger (x) each of the then outstanding BlueRiver Public Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock, and (y) each of the then outstanding BlueRiver Private Placement Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock.

Date, Time and Place of Shareholders Meeting of BlueRiver’s Shareholders

The Shareholders Meeting will be held at [•] a.m., Eastern Time, on [•], 2024, at the offices of [•] located at [•], and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned, to consider and vote upon the Shareholder Proposals, including, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholders Meeting, each of the Condition Precedent Proposals have not been approved. We are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

Date, Time and Place of Warrant Holders Meeting of BlueRiver’s Warrant Holders

The Warrant Holders Meeting will be held at [•] a.m., Eastern Time, on [•], 2024, at the offices of [•] located at [•], and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned, to consider and vote upon the Warrant Holder Proposals, including, if necessary, the Warrant Holders Adjournment Proposal to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, there are insufficient votes for the approval of the Warrant Amendment Proposal or if the BlueRiver Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals. We are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

Voting Power; Record Date

BlueRiver has fixed the close of business on [•], 2024, as the Record Date for determining the BlueRiver shareholders and/or warrant holders entitled to notice of and to attend and vote at the Special Meetings.

As of the close of business on such date, there were [•] Class A ordinary shares and [•] Class B ordinary shares outstanding and entitled to vote. The Class A ordinary shares and the Class B ordinary shares vote together as a single class, except in the election of directors, as to which only holders of Class B ordinary shares vote, and each share is entitled to one vote per share at the Shareholders Meeting. The Sponsor owns 7,097,500 Class B ordinary shares of BlueRiver. Pursuant to the Sponsor Letter Agreement among BlueRiver, the Sponsor and BlueRiver’s directors and officers, (i) the 7,097,500 Class B ordinary shares owned by the Sponsor and BlueRiver’s independent directors and (ii) any other ordinary shares of BlueRiver owned by the Sponsor or BlueRiver’s officers and directors will be voted in favor of the Business Combination Proposal at the Shareholders Meeting.

Redemption Rights

Pursuant to the Existing Organizational Documents, a Public Shareholder may request of BlueRiver that BlueRiver redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares, or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

(ii)    submit a written request to the Transfer Agent, in which you (a) request that BlueRiver redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)   deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

Public Shareholders may seek to have their Public Shares redeemed by BlueRiver, regardless of whether they vote for or against the Business Combination or any other Shareholder Proposals and whether they held Public Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds Public Shares of BlueRiver on or before, 2023 (two (2) business days before the Shareholders Meeting) will have the right to demand that his or her Public Shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $16.9 million on February 2, 2024 and including anticipated additional interest through the Closing (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.81. A Public Shareholder that has properly tendered his, her or its Public Shares for Redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such Public Shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be cancelled and the tendered Public Shares will be returned to the relevant Public Shareholders as appropriate.

BlueRiver Public Shareholders who seek to redeem their Public Shares must demand Redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two (2) business days before the Shareholders Meeting) by (a) submitting a written request to the Transfer Agent that BlueRiver redeem such Public Shareholder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for Redemption if such Public Shareholder is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) with any other shareholder with respect to ordinary shares of BlueRiver and (c) delivering their Public Shares, either physically or electronically using DTC’s DWAC System, at the Public Shareholder’s option, to the Transfer Agent prior to the Shareholders Meeting. If a Public Shareholder holds the Public Shares in street name, such Public Shareholder will have to coordinate with his, her or its broker to have such Public Shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to Public Shareholders for the return of their shares.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of BlueRiver’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by BlueRiver.

Pursuant to the Sponsor Letter Agreement, the Sponsor and officers and directors of BlueRiver have waived all of their Redemption Rights and will not have Redemption Rights with respect to any BlueRiver Shares owned by them, directly or indirectly.

Holders of the Public Warrants will not have Redemption Rights with respect to the Public Warrants. Assuming the maximum redemption scenario representing the redemption of all Public Shares and based on the closing price of such BlueRiver Warrants of $            on Nasdaq as of            , 2024, the aggregate value that can be retained by BlueRiver shareholders who have properly exercised their Redemption Rights is $            . The actual market price of the BlueRiver Warrants may be higher or lower on the date that a holder of BlueRiver Warrants seeks to sell or exercise such BlueRiver Warrants. Additionally, BlueRiver cannot assure the holders of BlueRiver Warrants that they will be able to sell their BlueRiver Warrants in the open market as there may not be sufficient liquidity in such BlueRiver Warrants when a holder thereof desires to sell. Further, while the level of BlueRiver Share Redemption will not directly change the value of the BlueRiver Warrants, as the BlueRiver Warrants will remain outstanding regardless of the level of redemptions, as redemptions of BlueRiver Ordinary Shares increase, a holder of BlueRiver Warrants will ultimately own a greater interest in BlueRiver (or, after completion of the Business Combination, the Surviving Pubco) because there would be fewer BlueRiver Ordinary Shares (or, after completion of the Business Combination, the Surviving Pubco Class A Common Stock) outstanding overall. For additional information see “— Ownership of the Post-Business Combination Company After the Closing.”

For more information, see “Shareholders Meeting — Redemption Rights.”

Appraisal Rights under the Cayman Companies Act

BlueRiver’s shareholders and warrant holders will not have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.

BlueRiver’s Board of Directors’ Reasons for the Business Combination

On July 21, 2023, the BlueRiver Board adopted, among things, resolutions: (1) determining that the Merger Agreement, each of the Ancillary Documents and the Business Combination Transactions are fair to, advisable and in the best interests of BlueRiver and that it is advisable for BlueRiver to enter into the Merger Agreement and each of the Ancillary Documents and to consummate the Business Combination; (2) determining that the consideration to be issued, paid or exchanged to the shareholders of BlueRiver in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver, and (3) recommending that the shareholders of BlueRiver adopt and approve the Merger Agreement, the Ancillary Documents and each of the proposals submitted to the shareholders of BlueRiver at the extraordinary general meeting. In evaluating the business combination and making these determinations and this recommendation, the BlueRiver Board consulted with the BlueRiver’s management and considered a number of factors.

In particular, the BlueRiver Board considered, among other things, the following general criteria (such factors not weighted or in any order of significance):

•        BlueRiver Management Team’s Relationships and Experience:    BlueRiver capitalizes on its management team’s multi-decade experience as owners, operators, advisors, and investors in their respective target industries. Business combination opportunities were sourced from BlueRiver management team’s extensive and differentiated network of owner, board, corporate executive, family office and CEO-level relationships. BlueRiver was proactive, disciplined and selective in sourcing potential targets that could otherwise not be available to other potential buyers. BlueRiver believes that the experience and capabilities of its management team make it an attractive partner to potential target businesses. In addition, BlueRiver management team maintains relationships with pre-eminent private and public market investors as well as sovereign wealth funds, which could present a number of competitive advantages in deal flow.

•        Compelling Revenue, Free Cash Flow and Value Creation Prospects:    BlueRiver sought to acquire one or more businesses that it believed would have multiple organic and M&A-driven growth opportunities over time. BlueRiver searched for attractive, growth-oriented businesses that exhibited sound, underlying fundamentals as well as demonstrated revenue growth and a clear path to increased profitability and free cash flow generation This includes such potential targets that are, or that BlueRiver believes have the potential to be, a category leader with long-term growth potential.

•        Defensible Market Position:    BlueRiver targeted companies that have a strong market position and significant barriers to entry. BlueRiver believes moats can exist and be created through differentiated technology, product innovation, strong distribution capabilities, diversified customer base, intellectual property and brand or other factors, which lead to low risks of disruption from new technologies or new entrants.

•        Location:    BlueRiver searched for attractive target acquisition opportunities globally, with a particular emphasis on companies in North America, Europe and Asia. BlueRiver drew on its management team’s international contacts in order to source investment opportunities.

•        Management Capability:    BlueRiver targeted companies with strong management teams that have demonstrated the ability to scale and operate on a global basis. Our management team has been committed to providing full support, guidance and additional management talent to assist the target company in executing its strategy. BlueRiver expected that the operating and financial abilities of its management team and board would complement potential target’s management capabilities.

•        Positioned to Benefit from Being a Public Company:    BlueRiver sought companies that demonstrate public market readiness and that it believes would benefit from a partnership with BlueRiver’s management team. BlueRiver expects being a public company will facilitate accretive acquisitions, strengthening the balance sheet, employee retention and recruitment, publicity and other avenues for growth for potential target companies.

•        Sector:    BlueRiver targeted companies in the technology, media, telecommunications and entertainment industries.

•        Size:    BlueRiver sought companies that alone, or through a strategic combination with another company, have an enterprise valuation between $1.0 billion and $3.0 billion, or larger. We believed at this scale we can be most effective in applying the experience and resources of the management team to accelerate growth and enhance profitability.

In considering the business combination, the BlueRiver Board determined that the business combination was an attractive business opportunity that met many of the criteria above.

The BlueRiver Board considered a wide variety of factors in connection with their respective evaluations of the business combination. In light of the complexity of those factors, the BlueRiver Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions; however, individual members of the BlueRiver Board may have given different weight to different factors. In approving the business combination, the BlueRiver Board obtained a fairness opinion from Houlihan Capital. This explanation of the reasons for BlueRiver Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In particular, the BlueRiver Board considered the following factors:

a.      SST’s Large Market Opportunity.    The BlueRiver Board believes that SST could have a strong position in a large market. The BlueRiver Board notes that each year 10.5 million people visit their doctors for lower back pain. The BlueRiver Board believes that if SST’s products receive the required regulatory approval, the products could help alleviate certain types of lower back pain and thus create revenue opportunities for the Company.

b.      SST’s Patent Portfolio.    The BlueRiver Board noted SST’s patent portfolio.

c.      SST’s Clinical Trial Progress and Results.    The BlueRiver Board noted that the PerQdisc Nucleus Replacement System had been granted designation as a Breakthrough Device by the FDA on March 4, 2021. The BlueRiver Board also noted positive results from past clinical trials. Data from NUCLEUS 181, LOPAIN1 and LOPAIN2 showed that patients reported lower disability for low back pain as measured by Oswestry Disability Index (ODI) and lower pain as measured by Visual Analog Scale (VAS).

d.      SST’s Management Team and BlueRiver sponsorship.    The BlueRiver Board believes that SST’s management team has a long track record of driving innovation and developing successful medical technology products. In addition, the BlueRiver Board believes that the BlueRiver management team can provide support, guidance and additional management talent to assist SST in executing its strategy.

e.      Fairness Opinion.    Houlihan Capital delivered an opinion to the BlueRiver Board to the effect that, as of the date of such opinion, and subject to and based on the assumptions, limitations, qualifications, conditions and other matters set forth therein, that the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver.

f.       Review of Negotiated Transaction.    The BlueRiver Board reviewed and considered in detail the terms of the Merger Agreement and the other related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein, including the limited number of conditions and the $10,000,000 net minimum cash condition.

In the course of its deliberations, the BlueRiver Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Early-Stage Company Risk.    The risk that SST is an early-stage company with a history of losses, and that SST will continue to incur significant expenses with the expectation that revenue will be generated in the future, which may not be realized as expected or at all.

•        Growth Risk.    The risk of the viability of the Company’s growth and commercialization strategy.

•        Regulatory Risk.    The risk that SST’s products are not approved by the required regulators. Market Sizing Risk. The risk that SST’s total addressable market opportunity for the Company’s medical device may not materialize into future revenue as expected or at all.

•        Competitive Risk.    The risk that SST has limited ability to compete with large, well-established medical device manufacturers with significant resources.

•        Public Company Risk.    The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•        Benefits May Not Be Achieved Risk.    The risk that the potential benefits of the business combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Redemption Risk.    The risk that a significant number of BlueRiver’s shareholders elect to redeem their Public Shares in connection with the consummation of the Business Combination, which would reduce the amount of cash available to the post-combination company to fund its business plan following the Closing.

•        Shareholder Vote Risk.    The risk that BlueRiver’s shareholders may fail to provide the votes necessary to approve the Business Combination.

•        Litigation Risk.    The risk of potential litigation challenging the business combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Closing Conditions Risk.    The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within BlueRiver’s control.

•        Fees, Expenses and Time Risk.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of SST’s management and BlueRiver’s management required to complete the Business Combination.

•        Other Risks.    Various other risk factors associated with SST’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the BlueRiver Board also considered that certain of the officers and directors of BlueRiver may have interests in the business combination as individuals that are in addition to, and that may be different from, the interests of BlueRiver’s shareholders. You should be aware that the interests described above and presented in more detail in the section titled “— Interests of the Sponsor and BlueRiver Directors and Officers in the Business Combination” present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with Public Shareholders — as such, the Sponsor and its affiliates may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Public Shareholders rather than liquidate. BlueRiver’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the BlueRiver Board, the Merger Agreement and the transactions contemplated therein, including the business combination.

The BlueRiver Board concluded that the potential benefits that it expected BlueRiver and its shareholders to achieve as a result of the business combination outweighed the potentially negative factors associated with the business combination. Accordingly, the BlueRiver Board (i) determined that the Merger Agreement, each of the Ancillary Documents and the Business Combination Transactions are fair to, advisable and in the best interests of BlueRiver and that it was advisable for BlueRiver to enter into the Merger Agreement and each of the Ancillary Documents and to consummate the Business Combination; (ii) determined that the consideration to be issued, paid or exchanged to the shareholders of BlueRiver in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver and the Business Combination is fair from a financial point of view to the securityholders of BlueRiver that are unaffiliated with the Sponsor, and (iii) recommended that the shareholders of BlueRiver adopt and approve the Merger Agreement, the Ancillary Documents and each of the proposals submitted to the shareholders of BlueRiver at the extraordinary general meeting.

Interests of BlueRiver’s Directors and Officers in the Business Combination

When you consider the recommendation of the BlueRiver Board in favor of approval of the Business Combination Proposal, you should keep in mind that certain of BlueRiver’s officers and directors have interests in the Business Combination that may be different from, or in addition to, (or which may conflict with) your interests as a stockholder or a warrant holder generally, including that the Sponsor or BlueRiver’s directors and officers can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company. BlueRiver’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the beneficial ownership of the Sponsor and certain members of the BlueRiver Board of an aggregate of 7,187,500 shares of BlueRiver Class B Common Stock, 800,000 shares of BlueRiver Class A Common Stock and 800,000 Private Placement Warrants, which shares and warrants were acquired for an aggregate investment of $8,025,000 at the time of BlueRiver’s formation and the IPO and would become worthless if BlueRiver does not complete a business combination, as such stockholders have waived any redemption right with respect to those shares. After giving effect to the Business Combination, the Sponsor and certain members of the BlueRiver Board would own up to an aggregate of 7,987,500 shares of Class A Common Stock and 800,000 Private Placement Warrants. Such shares have an aggregate market value of approximately $[•] million, based on the Closing Price of BlueRiver Class A Common Stock of $[•] on [•], 2024, the Record Date;

•        Randall Mays and John Gregg, who are the Co-Chief Executive Officers and Co-Chairmen of the BlueRiver Board, are both managers of the Sponsor, which owns approximately [•]% of BlueRiver prior to the Business Combination. Mr. Mays and Mr. Gregg are each expected to be a director of Surviving Pubco after the Closing. As such, in the future, Mr. Mays and Mr. Gregg may receive fees for their service as a director, which may consist of cash or share-based awards, and any other remuneration that the Surviving Pubco Board determines to pay to its non-employee directors;

•        Mr. Mays is the Co-Manager of the General Partner of LLM Family Investment Series 44, L.P. and the Manager of the General Partner of RTM Partners, Ltd., which collectively own approximately 13.39%, or [•] membership units, of SST equity interests prior to the Business Combination. As a result of the foregoing, Mr. Mays may be deemed to have a significant influence over SST and conflicts of interest in the Business Combination with SST;

•        the continued indemnification of current directors and officers of BlueRiver and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $79,000 from the Sponsor under a promissory note, and the proceeds from the consummation of the Private Placement not held in the Trust Account. We repaid the Note in full on February 5, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us working capital loans. On November 9, 2022, we entered into a promissory note agreement (“Sponsor Note”) with our Sponsor, providing us the ability to borrow up to $1.5 million. On November 17, 2022, we drew down $100,000 under the Sponsor Note agreement. At various dates during the year ended December 31, 2023, the Company drew down an additional $722,500 under the Sponsor Note agreement. As of December 31, 2023 and 2022, there was $822,500 and $100,000, respectively, outstanding under Working Capital Loans; and

•        the fact that our Sponsor, and certain current and former officers and directors will lose their entire investment in us if an initial business combination is not completed.

Proposals to be Put to the Shareholders of BlueRiver Shareholders Meeting

1.      Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and authorize the Agreement and Plan of Merger, dated as of July 21, 2023 and as amended on February 2, 2024, by and among BlueRiver Acquisition Corp., BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver, and Spinal Stabilization Technologies, LLC, a Texas limited liability company, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the business combination whereby (i) BlueRiver will de-register as an exempted company in the Cayman Islands and the transfer by way of continuation as a Delaware corporation and (ii) on the Closing Date, following the Domestication, Merger Sub will merge with and into SST with SST continuing as the surviving entity of the Business Combination and a subsidiary of BlueRiver;

2.      Proposal No. 2A — The Conversion Amendment Proposal — to consider and vote upon, by special resolution, to amend the Existing Organizational Documents to provide that the Class B Ordinary Shares may be converted either at the time of the consummation of the initial Business Combination or at any earlier date at the option of the holders of the Class B Ordinary Shares, as described in more detail in the accompanying proxy statement/prospectus.

3.      Proposal No. 2B — The Domestication Proposal — to consider and vote upon a proposal by special resolution to approve the de-registration of BlueRiver as an exempted company in the Cayman Islands and its registration by way of continuation as a corporation incorporated under the laws of the State of Delaware. The Domestication will be effected immediately prior to the consummation of the Business Combination by BlueRiver filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, BlueRiver will become a Delaware corporation and will change its corporate name to “Spinal Stabilization Technologies, Inc.” and all outstanding securities of BlueRiver will convert to outstanding securities of the Company, as described in more detail in the accompanying proxy statement/prospectus.

4.      Proposal No. 3 — The Organizational Documents Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Certificate of Incorporation (collectively, the “Organizational Documents Proposals”), to approve the following material differences between the current amended and restated memorandum and articles of association of BlueRiver and the Certificate of Incorporation and the proposed new bylaws of the Company:

(A)    Organizational Documents Proposal 3A — An amendment to change the authorized share capital of BlueRiver from 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value

$0.0001 per share, to 250,000,000 shares of Class A common stock, par value $0.0001 per share, 24,000,000 shares of Class V Common Stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, $0.0001 par value per share of the Company;

(B)    Organizational Documents Proposal 3B — An amendment to authorize the Company Board to make future issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Company Board and as may be permitted by the DGCL;

(C)    Organizational Documents Proposal 3C — An amendment to adopt Delaware as the exclusive forum for certain stockholder litigation; and

(D)    Organizational Documents Proposal 3D — Certain other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws to be adopted as part of the Domestication, including (1) changing the post-Business Combination corporate name from “BlueRiver Acquisition Corp.” to “Spinal Stabilization Technologies, Inc.,” which is expected to occur after the Domestication in connection with the Business Combination, (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL, (4) granting an explicit waiver regarding corporate opportunities to non-officer or non-employee directors of the Company and (5) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the board of directors of BlueRiver believes are necessary to adequately address the needs of the Company after the Business Combination.

5.      Proposal No. 4 — The Equity Incentive Plan Proposal — to consider and vote upon the approval by ordinary resolution of the Equity Incentive Plan.

6.      Proposal No. 5 — The Charter Proposal — to consider and vote upon a proposal by special resolution of the amendment and restatement of the Existing Organizational Documents (as defined herein) by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation of the Company (a corporation incorporated in the State of Delaware, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the Certificate of Corporate Domestication in accordance with Section 388 of the Delaware General Corporation Law), including authorization of the change in authorized share capital as indicated therein and the change of name of BlueRiver to “Spinal Stabilization Technologies, Inc.” in connection with the Business Combination.

7.      Proposal No. 6 — The NYSE American Proposal — to consider and vote upon a proposal by ordinary resolution to approve, for the purposes of complying with the applicable provisions of NYSE American Listing Rules 712 and 713, the issuance of shares of Class A common stock and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination.

8.      Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

Recommendation to BlueRiver Shareholders

The BlueRiver Board recommends that shareholders:

•        Vote “FOR” the Business Combination Proposal;

•        Vote “FOR” the Conversion Amendment Proposal;

•        Vote “FOR” the Domestication Proposal;

•        Vote “FOR” the Equity Incentive Plan Proposal;

•        Vote “FOR” the Charter Proposal;

•        Vote “FOR” each of the Organizational Documents Proposals;

•        Vote “FOR” the NYSE American Proposal; and

•        Vote “FOR” the Adjournment Proposal, if presented.

Proposals to be Put to the Warrant Holders of BlueRiver Warrant Holders Meeting

1. Proposal No. 1 — The Warrant Amendment Proposal — to approve and adopt the amendment to the Warrant Agreement and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Warrant Amendment, among other things, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock.

2. Proposal No. 2 — The Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting or (b) if the BlueRiver Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals.

Recommendation to BlueRiver Warrant Holders

The BlueRiver Board recommends that warrant holders:

•        Vote “FOR” the Warrant Amendment Proposal; and

•        Vote “FOR” the Warrant Holders Adjournment Proposal, if presented.

Material U.S. Federal Income Tax Consequences of the Domestication to BlueRiver Shareholders

For a description of the material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of BlueRiver Ordinary Shares, please see “Material U.S. Federal Income Tax Consequences” beginning on page 171.

Anticipated Accounting Treatment

With respect to the Business Combination, BlueRiver will be treated as the accounting acquirer and SST as acquired companies for accounting purposes. Upon consummation of the Business Combination, SST is considered a variable interest entity, or a VIE, and BlueRiver will be considered the primary beneficiary as its ownership will provide the power to direct the activities that most significantly impact SST’s performance and the obligation to absorb the losses and/or receive the benefits of SST that could potentially be significant to SST.

The Business Combination will be treated by BlueRiver as an asset acquisition by BlueRiver in accordance with U.S. GAAP. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition of SST, substantially all the fair value is included in in-process research and development, or IPR&D, as such, the acquisition is expected to be treated as an asset acquisition. For accounting purposes, BlueRiver is considered to be acquiring SST in the Business Combination.

Proxy Solicitation

Proxies with respect to the Shareholders Meeting may be solicited by telephone, by facsimile, by mail, on the Internet or in person. BlueRiver has engaged Okapi Partners LLC to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Shareholders Meeting. A shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Shareholders Meeting — Revoking Your Proxy; Changing Your Vote.”

Quorum and Required Vote for Proposals for the Shareholders Meeting

A quorum of BlueRiver shareholders is necessary to hold the Shareholders Meeting. The presence, in person or by proxy, of BlueRiver shareholders representing one-third of the issued and outstanding BlueRiver Ordinary Shares on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.

Each of the Domestication Proposal, the Business Combination Proposal, the Conversion Amendment Proposal, the Charter Proposal and the NYSE American Proposal is interdependent upon the others and must be approved in order for BlueRiver to complete the Business Combination as contemplated by the Merger Agreement. None of the Organizational Documents Proposals, which will be voted upon a non-binding advisory basis only, the Equity Incentive Plan Proposal or the Adjournment Proposal is conditioned upon the approval of any other proposal. The Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE American Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority, as of the Record Date, of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting. The Domestication Proposal, the Conversion Amendment Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the BlueRiver Ordinary Shares as of the Record Date that are present and vote at the Shareholders Meeting.

Quorum and Required Vote for Proposals for the Warrant Holders Meeting

A quorum of BlueRiver warrant holders is necessary to hold the Warrant Holders Meeting. The presence, in person or by proxy, of BlueRiver warrant holders representing 50% of the outstanding BlueRiver Warrants on the Record Date and entitled to vote on the Warrant Holder Proposals to be considered at the Warrant Holders Meeting will constitute a quorum for the Warrant Holders Meeting.

None of the Warrant Holder Proposals is conditioned upon the approval of any other proposal. The Warrant Amendment Proposal will require the affirmative vote of the holders of at least (i) 65% of the outstanding Public Warrants and (ii) 50% of the outstanding Private Placement Warrants, each voting separately as a class. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of the holders of at least 50% of the Warrants present in person, online or represented by proxy at the Warrant Holders Meeting, with such votes cast by BlueRiver warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.

Comparison of Corporate Governance and Shareholder Rights

When the Domestication is completed, the rights of stockholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Islands Companies Act that will alter certain of the rights of shareholders and affect the powers of the Company Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of the Company as “shareholders.”

	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters

Under the Cayman Islands Companies Act, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Appraisal Rights	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or

	Cayman Islands	Delaware
(d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.
Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.
Stockholder/Shareholder Lawsuits

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal 3C).
Fiduciary Duties of Directors

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Directors must exercise a duty of care and duty of loyalty and good faith to a corporation and its stockholders.
Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud, dishonesty or willful default or to protect from the consequences of committing a crime.	A corporation is generally permitted to indemnify its directors and officers acting in good faith.
Limited Liability of Directors	Liability of directors may be limited, except with regard to their actual fraud or willful default.

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Regulatory Matters

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Registrar of Companies of the Cayman Islands and Secretary of State of the State of Delaware necessary to effectuate the Domestication and (ii) filings required with the SEC pursuant to the reporting requirements applicable to BlueRiver, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to BlueRiver’s shareholders. Based on the anticipated pro-forma voting power of the Company, no filings are required under the HSR Act in connection with the Business Combination; however, such a filing may be required to the extent the anticipated pro forma ownership changes. BlueRiver must comply with applicable U.S. federal and state securities laws in connection with the Domestication, including the filing with NYSE American of a press release disclosing the Domestication, among other things.

Emerging Growth Company

BlueRiver is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in BlueRiver’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. BlueRiver has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, BlueRiver, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of BlueRiver’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of BlueRiver’s IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Summary Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 31. Such risks include, but are not limited to:

Risks Related to SST’s Business and Surviving Pubco Following the Business Combination

•        We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

•        Our business is highly dependent on the success of our product candidate, PerQdisc. If we are unable to successfully complete clinical development of, obtain regulatory approval for and successfully commercialize PerQdisc for the treatment of patients in approved indications, or if we experience delays in doing so, our business will be materially harmed.

•        We will need substantial additional financing to continue developing PerQdisc and implement our operating plans, which financing we may be unable to obtain, or unable to obtain on acceptable terms. If we fail to obtain additional financing, we may be unable to consummate the Business Combination or complete the development and commercialization of our product candidate.

•        Nucleus replacement is a novel treatment method for chronic discogenic low back pain, which creates significant challenges for us.

•        As an organization, we have never successfully completed any registrational clinical trials, and we may be unable to do so for any product candidates we may develop.

•        If hospitals, surgeons, and other healthcare providers are unable to obtain and maintain adequate or any coverage and reimbursement from third-party payors for procedures performed using our products, we may be unable to sell our product, and it is unlikely that it will gain market acceptance.

•        We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if licensed, we may not be able to generate product revenue.

•        We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results will be adversely affected.

Risks Related to SST’s Reliance on Third Parties

•        We are dependent on a limited number of third-party suppliers, some of them single-source and some of them in single locations, for our products and components, and the loss of any of these suppliers, or their inability to deliver products in accordance with our specifications in a timely and cost-effective manner, could materially adversely affect our business.

•        We currently rely and expect to rely in the future on the use of third-party manufacturing facilities or on third parties to manufacture our products. Our business could be adversely affected if we are unable to use third-party manufacturing facilities or if the third-party manufacturers encounter difficulties in production.

Risks Related to Our Common Stock and Being a Public Company

•        Certain of our investors will have significant influence over us after completion of the Business Combination, and their interests may conflict with ours or yours in the future.

•        SST does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.

•        SST’s management has identified a number of material weaknesses in its internal control over financial reporting. If SST is unable to remediate the material weaknesses, or if other control deficiencies are identified, Surviving Pubco may not be able to accurately report financial results, prevent fraud or file timely periodic reports as a public company, which may adversely affect investor confidence and the value of Surviving Pubco’s stock.

•        Since the completion of our IPO, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies. Accordingly, securities of companies such as ours may be more volatile than other securities and may involve special risks.

Risks Related to Organizational Structure After the Business Combination

•        The Surviving Pubco’s only material asset will be its interest in the Surviving Company, and the Surviving Pubco will be accordingly dependent upon distributions from the Surviving Company to pay dividends, taxes and other expenses.

Risks Related to the Business Combination and BlueRiver

•        NYSE American may delist BlueRiver’s securities from its exchange which could limit investors’ ability to make transactions in its securities and subject BlueRiver to additional trading restrictions.

•        Some of BlueRiver’s officers and directors, including Randall Mays, have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether SST is appropriate for BlueRiver’s initial business combination.

•        Our Sponsor and certain of our officers and directors have entered into a letter agreement with us to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

•        The Public Shareholders will experience immediate dilution as a consequence of the issuance of Surviving Pubco Common Stock Shares as consideration in the Business Combination.

•        A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if the Company’s business is doing well.

•        The ability of BlueRiver’s shareholders to exercise Redemption Rights with respect to BlueRiver’s Public Shares may prevent BlueRiver from completing the Business Combination or optimizing its capital structure.

•        Subsequent to the completion of the Business Combination, the Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

•        If the Minimum Cash Condition is waived, BlueRiver does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible to complete a Business Combination in which a substantial majority of BlueRiver’s shareholders do not intend to retain their investment.

•        The Domestication may result in adverse tax consequences for holders of BlueRiver Shares and Public Warrants, including Public Shareholders exercising Redemption Rights.

•        If we are unable to consummate our initial business combination by August 2, 2024, our Public Shareholders may be forced to wait beyond such date before redemption from our Trust Account.

•        The provisions of the Amended and Restated Memorandum and Articles of Association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended with the approval of holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of the company (or 65% of our ordinary shares with respect to amendments to the trust agreement governing the release of funds from our Trust Account), which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend the Amended and Restated Memorandum and Articles of Association to facilitate the completion of the Business Combination that some of our shareholders may not support.

SELECTED HISTORICAL FINANCIAL DATA OF SST

The selected historical consolidated statements of operations data of SST for the years ended December 31, 2023 and 2022 and the historical consolidated balance sheet data as of December 31, 2023 and 2022 are derived from SST’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

SST’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected historical financial data set forth below together with SST’s financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus, the information in the section entitled “SST Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained elsewhere in this proxy statement/prospectus.

SST is providing the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the Business Combination.

Summary Financial Data:

	As of December 31,
	2023	2022
Balance Sheet Data:
Cash and cash equivalents	$655	$2,428
Total assets	$990	$2,835
Total liabilities	$4,938	$910
Total SST stockholders’ equity (deficit)	$(3,947)	$1,925
Total equity	$990	$2,835
	Year Ended December 31,
	2023	2022
Statement of Operations Data:
Revenue
Revenue	$—	$8
Expenses
Research and development	$1,309	$1,220
Selling, general and administrative	$7,006	$3,778
Operating loss	$(8,315)	$(4,995)
Net loss	$(7,780)	$(4,780)
Weighted average shares outstanding, basic and diluted	7,188,734	5,672,483
Basic and diluted net loss per share attributable to common stockholders	$(1.08)	$(0.84)
Statement of Cash Flows Data:
Net cash used in operating activities	$(5,580)	$(4,659)
Net cash used in investing activities	$(1)	$(14)
Net cash provided by financing activities	$3,810	$2,066

SELECTED HISTORICAL FINANCIAL DATA OF BLUERIVER

The following table shows selected consolidated historical financial information of BlueRiver for the periods and as of the dates indicated.

The selected consolidated historical financial information of BlueRiver for the years ended December 31, 2023 and 2022, was derived from the audited consolidated historical financial statements of BlueRiver included elsewhere in this proxy statement/prospectus. The summary historical financial information of BlueRiver for the years ended December 31, 2023 and 2022, was derived from the audited consolidated historical financial statements of BlueRiver included elsewhere in this proxy statement/prospectus.

The following selected consolidated historical financial information should be read together with the financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BlueRiver” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace BlueRiver’s financial statements and the related notes. BlueRiver’s historical results are not necessarily indicative of BlueRiver’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to BlueRiver, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results going forward.

Statement of Operations Data

	For the Years Ended December 31,
	2023	2022
Total costs and expenses	$7,507,491	$1,231,006
Loss from operations	(7,507,491)	(1,231,006)
Other income (expense)
Income from cash and investments held in Trust Account	2,064,972	4,004,716
Change in fair value of derivative warrant liabilities	(197,000)	5,713,000
Gain from extinguishment of deferred underwriting commissions	362,250	—
Change in fair value of working capital loan – related party	800	(800)
Total other income, net	2,231,022	9 ,716,916
Net (loss) income	$(5,276,469)	$8,485,910
Weighted average shares outstanding of Class A ordinary share, basic and diluted	4,878,345	29,550,000
Basic and diluted net (loss) income per ordinary share, Class A ordinary shares	$(0.44)	$0.23
Weighted average shares outstanding of Class B ordinary shares, basic	7,187,500	7,187,500
Weighted average shares outstanding of Class B ordinary shares, diluted	7,187,500	7,187,500
Basic and diluted net (loss) income per share, Class B ordinary shares	$(0.44)	$0.23

Statement of Cash Flows Data

	For the Years Ended December 31,
	2023	2022
Net cash used in operating activities	$(704,466)	$(565,798)
Net cash provided by (used in) investing activities	$273,410,361	$—
Net cash (used in) provided by financing activities	$272,687,861	$25,000

Balance Sheet Data

	As of December 31, 2023	As of December 31, 2022
Total assets	$20,219,293	$291,566,253
Total liabilities	$5,851,390	$11,695,214
Class A ordinary shares subject to possible redemption	$20,079,711	$291,425,100
Total stockholders’ deficit	$(5,711,808)	$(11,554,061)

SELECTED UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma consolidated combined financial information (the “Summary Pro Forma Information”) gives effect to the Business Combination. The Business Combination is expected to be accounted for using the asset acquisition method in accordance with U.S. GAAP. Under this method of accounting, BlueRiver is considered to be the accounting acquirer based on the terms of the Business Combination. The equity at risk for SST is not considered sufficient for SST to finance its activities without additional subordinated financial support, under these assumed redemption scenarios. Therefore, SST is considered a VIE and the primary beneficiary of SST will be treated as the accounting acquirer. BlueRiver will hold a variable interest in SST as it will own 100% of SST’s equity. BlueRiver will be considered the primary beneficiary as it will retain the obligation to absorb the losses and/or receive the benefits of SST that could potentially be significant to SST. The Business Combination is expected to be accounted for as an asset acquisition as substantially all of the fair value is concentrated in In-Process Research and Development (“IPR&D”), an intangible asset. SST’s assets (except for cash) and liabilities will be measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D with no alternative future use being expensed. Operations prior to the Business Combination will be those of SST. The unaudited pro forma consolidated combined balance sheet as of December 31, 2023 combines the historical balance sheet of BlueRiver and the historical balance sheet of SST on a pro forma basis as if the Business Combination and the related transactions contemplated by the Business Combination, summarized below, had been consummated on December 31, 2023. The unaudited pro forma consolidated combined statement of operations for the year ended December 31, 2023 combine the historical statement of operations of BlueRiver and historical statement of operations of SST for such periods on a pro forma basis as if the Business Combination and the transactions contemplated by the Business Combination Agreement, summarized below, had been consummated on January 1, 2023, the beginning of the earliest period presented.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma consolidated combined financial information included in the section titled “Unaudited Pro Forma Consolidated Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma consolidated combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of BlueRiver, historical consolidated financial statements and related notes of SST for the applicable periods and the sections titled “Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations of BlueRiver” and “SST Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what BlueRiver’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of BlueRiver following the asset acquisition.

The unaudited pro forma consolidated combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of BlueRiver Class A Ordinary Shares:

•        No Additional Redemptions Scenario:    This pro forma presentation assumes that no additional Public Stockholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account beyond the redemptions occurring in conjunction with the Extraordinary General Meeting held on February 2, 2024

•        Maximum Redemption Scenario:    This pro forma presentation assumes that 1,567,710 Class A Ordinary Shares subject to redemption are redeemed for an aggregate payment of approximately $16.9 million (based on an estimated per share redemption price of approximately $10.77 that was calculated using the $16.9 million of cash in the Trust Account divided by 1,567,710 Class A Ordinary Shares subject to redemption).In the Maximum Redemption Scenario cash is available at Closing is insufficient to meet the minimum Closing Cash or net assets conditions set forth in the Merger Agreement, therefore a condition of the Closing would not be met and the Business Combination would not be consummated or the Closing Cash condition would need to be waived. The parties expect to enter into PIPE Financing and other financing arrangements as needed prior to Closing to meet these conditions. As of the date of this proxy statement/prospectus, BlueRiver and SST have not obtained any subscriptions for a PIPE Financing. In the event that such subscriptions are obtained prior to the Closing, BlueRiver will disclose such subscriptions in a supplement to this proxy statement/prospectus.

The net tangible assets of the entity after the Business Combination will include the net tangible assets of SST, as increased by the gross proceeds of the Trust Account and decreased by the transaction expenses described in the table below. The net tangible assets could also be increased by the net proceeds of any potential PIPE Financing or additional permitted interim financings once negotiated and obtained prior to closing of the Business Combination.

	Pro Forma Combined
	No Additional Redemptions	Maximum Redemptions
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Consolidated Combined Statement of Operations Data For the Year Ended December 31, 2023
Net loss	$(262,263)	$(262,263)
Basic and diluted net loss per share	$(8.25)	$(8.68)
Weighted average shares outstanding	31,780,835	30,213,125

Summary Unaudited Pro Forma Consolidated Combined Balance Sheet Data As of December 31, 2023
Total assets	$9,528	$335
Total liabilities	$5,044	$12,729
Total stockholders’ equity (deficit)	$4,484	$(12,394)

RISK FACTORS

Following the completion of the Business Combination, Surviving Pubco will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the risks described below before voting your shares. Additional risks and uncertainties that are not presently known to SST and BlueRiver or that they do not currently believe are important to an investor, if they materialize, also may adversely affect the Business Combination. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, Surviving Pubco’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of Surviving Pubco’s securities or, if the Business Combination is not consummated, BlueRiver Class A Shares could decline, and you may lose part or all of the value of any Class A ordinary shares or, if the Business Combination is not consummated, all or any part of the value of any BlueRiver Class A Shares that you hold.

Risks Related to SST’s Business and Surviving Pubco Following the Business Combination

Throughout this section, unless otherwise indicated or the context otherwise requires, references in this section to “SST,” “we,” “us,” “our” and other similar terms refer to SST and its subsidiaries prior to the Business Combination and to the Surviving Pubco and its consolidated subsidiaries after giving effect to the Business Combination.

We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

We are a clinical stage medical device company with a limited operating history, and we have incurred significant net losses since our inception in 2013. We incurred net losses of approximately $7.8 million and $4.8 million for the years ended December 31, 2023 and 2022. As of December 31, 2023 and 2022, we had an accumulated deficit of $50.2 and $42.5 million, respectively. We have funded our operations to date primarily with proceeds from the sale of our equity securities in private financing transactions. We expect to continue to incur net losses for the foreseeable future, and expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continues our development of, and seek the necessary regulatory approvals for our product candidate, as well as hire additional personnel, pay fees to outside consultants, attorneys and accountants, and, if the planned merger is consummated, incur other increased costs associated with being a public company. In addition, if and when we obtain regulatory approval to conduct a clinical trial of our product candidate, the PerQdisc, in the United States, we will also incur increased expenses in what would be the first in human clinical trial for its product in the US.

We have no products approved for commercial sale and we are devoting, and expect to continue devoting, substantially all our financial resources and efforts to the continued development of our PerQdisc product candidate, investments in training and educating surgeons and other healthcare providers, clinical and regulatory matters for our products, and developing manufacturer and supplier relationships. Investment in medical device development, especially clinical stage products, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not successfully undergo or complete necessary clinical trials, fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.

We expect that it could take several years until any of our product candidates, which at present is solely PerQdisc and the tool kit used by surgeons to prepare the disc space for PerQdisc, receive regulatory and marketing approval and are commercialized, and we may never be successful in obtaining regulatory and marketing approval and commercializing product candidates. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our stockholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•        continue our ongoing and planned research and development activities for our PerQdisc device;

•        continue preclinical studies and initiate future clinical trials for PerQdisc;

•        seek to discover and develop additional product candidates and further expand our product pipeline;

•        seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

•        establish sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;

•        develop and refine the manufacturing process for our product candidates;

•        change or add additional manufacturers or suppliers and scale up our internal manufacturing program;

•        establish or supplement relationships with contract development and manufacturing organizations (“CDMOs”), contract research organizations (“CROs”), and other third party collaborators;

•        develop, maintain, expand and protect our intellectual property portfolio;

•        add clinical, quality control, manufacturing, operational, financial and management information systems personnel, including personnel to support our product development and planned future commercialization efforts; and

•        incur additional legal, accounting and other expenses associated with operating as a public company.

Because of the numerous risks and uncertainties associated with the development, manufacturing, delivery and commercialization of spinal stabilization devices, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials or ongoing research and development activities, our expenses could increase, and profitability could be further delayed.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our securities and could impair our ability to raise capital, maintain our research and development efforts, accomplish our strategic objectives, or continue our operations. A decline in the value of our securities could also cause you to lose all or part of your investment.

We have not generated any revenue and may never be profitable.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. To date, we have not generated any revenue. Our sole product candidate, PerQdisc, is in the early clinical stage of development. We do not expect to generate significant revenue unless or until we successfully complete clinical development and obtain regulatory approval of, and then successfully commercialize, our PerQdisc Nucleus Replacement System, which we do not expect to occur for several years.

This will require us to be successful in a range of challenging activities, including, but not limited to, our ability to:

•        successfully complete additional preclinical studies, clinical trials and safety studies for PerQdisc and the associated tool kit to prepare the disc space for the implant, which are required to obtain U.S. and applicable foreign marketing approval;

•        prepare satisfactory submissions for regulatory authorities, and respond to additional demands from regulators;

•        timely file and receive acceptance of an investigational device exemption application (“IDE”), and amendments thereto, as applicable, in order to commence our planned and future clinical trials;

•        reinstate our CE Mark in the EU, because our CE certificate was suspended in September 2022, which may require additional clinical data;

•        successfully enroll subjects in, and complete, clinical trials for PerQdisc;

•        hire additional staff, including clinical, scientific and management personnel and marketing and sales personnel or consultants;

•        if we receive regulatory approvals, maintain a continued acceptable safety profile of our product candidate following such approvals;

•        obtain and maintain acceptance of PerQdisc, if and when approved, by patients, the medical community and third-party payors;

•        establish sufficient commercial manufacturing capabilities through third-party manufacturers, suppliers, vendors and CDMOs for clinical supply and commercial manufacturing of our product candidates;

•        obtain and maintain patent and trade secret protection or regulatory exclusivity for our product candidate;

•        launch commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•        position our product to effectively compete with other medical devices and therapies;

•        obtain and maintain favorable coverage and adequate reimbursement by third-party payors for our product candidate, and obtain favorable physician payments so the medical community will be comfortable offering the PerQdisc to eligible patients;

•        enforce and defend intellectual property rights and claims with respect to our product candidate; and

•        discovering and developing additional product candidates in the future.

These activities will require significant investments. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Moreover, many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercialize our existing or future product candidates. Even if we are able to commercialize our product candidates, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of PerQdisc or any future product candidates, we may be unable to continue operations without continued funding.

Surviving Pubco will be a holding company and its only material asset after completion of the Business Combination will be its interest in SST, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes and pay dividends.

Upon completion of the Business Combination, the Surviving Pubco will be a holding company with no material assets other than its ownership of the Surviving Company Common Units and its managing member interest in SST. As a result, the Surviving Pubco will have no independent means of generating revenue or cash flow. The Surviving Pubco’s ability to pay taxes and pay dividends will depend on the financial results and cash flows of SST and the distributions it receives from SST. Deterioration in the financial condition, earnings or cash flow of SST for any reason could limit or impair SST’s ability to pay such distributions. Additionally, to the extent that the Surviving Pubco needs funds and v are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or SST is otherwise unable to provide such funds, it could materially adversely affect the Surviving Pubco’s liquidity and financial condition.

SST will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of SST Common Units. Accordingly, the Surviving Pubco will be required to pay income taxes on its allocable share of any net taxable income of SST. Under the terms of the LLCA, SST is obligated to make tax distributions to holders of SST Common Units (including the Company) calculated at certain assumed tax rates. The Surviving Pubco intends to cause SST to make ordinary distributions and tax distributions to holders of SST Common Units on a pro rata basis in amounts sufficient to cover all applicable taxes, relevant operating expenses and dividends, if any, declared by the Company. However, as discussed below, SST’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, retention of amounts necessary to satisfy the obligations of SST and restrictions on distributions that would violate any applicable restrictions contained in any future SST debt agreement, or any applicable law, or that would have the effect of rendering SST insolvent.

Additionally, although SST generally will not be subject to any entity-level U.S. federal income tax, it may be liable for adjustments to its tax return, absent an election to the contrary arising out of audits of its tax returns for 2022 and subsequent years. In the event SST’s calculations of taxable income are incorrect, SST and/or its members, including the Surviving Pubco, in later years may be subject to material liabilities.

Dividends on the Company’s common stock, if any, will be paid at the discretion of the Surviving Pubco Board, which will consider, among other things, the Company’s available cash, available borrowings and other funds legally available therefor, taking into account the retention of any amounts necessary to satisfy the obligations of the Surviving Pubco that will not be reimbursed by SST, including any restrictions in then applicable bank financing agreements. Financing arrangements may include restrictive covenants that restrict the Surviving Pubco’s ability to pay dividends or make other distributions to its stockholders. In addition, SST is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of SST (with certain exceptions) exceed the fair value of its assets. SST’s subsidiaries are generally subject to similar legal limitations on their ability to make distributions to SST. If SST does not have sufficient funds to make distributions, the Surviving Pubco’s ability to declare and pay cash dividends may also be restricted or impaired.

SST’s management has determined that SST lacks the financing required to sustain operations for a reasonable period of time, which raises substantial doubt about SST’s ability to continue as a going concern, and we cannot assure you that consummation of the Business Combination will eliminate this concern.

Our management team has determined that we lack the financing required to sustain operations for a reasonable period of time, which raises substantial doubt about our ability to continue as a going concern, as set forth in our notes to financials included elsewhere in this proxy statement/prospectus. There is no assurance that sufficient financing will be available when needed, or at all, to allow us to continue as a going concern.

The substantial doubts about SST’s ability to continue as a going concern relate primarily to its current cash on hand, recurring losses from operations since inception, access to capital and the future cash needed to continue to operate as a going concern. SST’s ability to continue as a going concern is dependent on various factors, and neither SST nor BlueRiver can assure you that the consummation of the Business Combination will eliminate any doubts about SST’s ability to continue as a going concern. For example, if holders of BlueRiver Class A Shares elect to redeem shares in an amount that is above what BlueRiver expects, there may be less cash available to SST at the consummation of the merger than expected. If SST is unable to continue as a going concern, it may be forced to sell assets, seek bankruptcy relief or otherwise restructure its balance sheet or liquidate and you could lose all or a substantial portion of your investment.

In addition, the substantial doubt as to our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. The perception that we may not be able to continue as a going concern may also make it more difficult to operate the business due to concerns about our ability to meet its contractual obligations. Our ability to continue as a going concern is contingent upon, among other factors, the satisfaction of closing conditions for the Business Combination relating to Net Tangible Assets and Available Cash, which are defined in the Merger Agreement and discussed elsewhere in this prospectus, or obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital.

If we are unable to secure additional capital, we may be required to curtail our clinical and research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our clinical and regulatory efforts, which is critical to the realization of our business plan. The accompanying consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. It is not possible for us to predict at this time the potential success of our business. The revenue and income potential of our proposed business and operations are currently unknown. If we cannot continue as a viable entity, you may lose some or all of your investment.

Our limited operating history makes it difficult to evaluate our business and assess our future viability and prospects.

We are a clinical stage company with a limited operating history. We commenced operations in 2013, and our operations to-date have been limited to organizing and planning our development efforts, raising capital, conducting discovery and research activities, filing patent applications, undertaking preclinical and clinical studies, and establishing arrangements with third parties for the manufacture of initial quantities of our PerQdisc device. Our completed clinical trials to-date have been conducted outside of the U.S. and have been limited in size. We have not yet demonstrated our ability to successfully complete any registrational clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Our business is highly dependent on the success of our sole product candidate, PerQdisc. If we are unable to successfully complete clinical development of, obtain regulatory approval for and successfully commercialize PerQdisc for the treatment of patients in approved indications, or if we experience delays in doing so, our business will be materially harmed.

Our business and future success depends on our ability to advance clinical development, obtain regulatory approval of, and then successfully commercialize our surgical implant system, PerQdisc, which is our sole product candidate. We have not identified other potential product candidates outside of PerQdisc, nor have we identified indications beyond the treatment of moderate to severe discogenic low back pain. Unlike spinal fusion surgery, patient candidates for nucleus replacement cannot present with previous spinal injuries, tumors or infections.

Other companies’ nucleus replacement spinal implants have not succeeded in effectiveness or commercialization. The failure of PerQdisc, or the failure of other spinal implant technologies, including for reasons due to safety, efficacy or durability, may impede our ability to develop our product candidates, and significantly influence physicians’, regulators’, and payors’ opinions with regard to the viability of our entire product offering.

Our silicone implant and the accompanying implementation instruments will require additional non-clinical and clinical development, regulatory review and clearance or approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. If PerQdisc encounters safety issues, efficacy problems, manufacturing problems, developmental delays, regulatory issues or other problems, our development plans and business would be significantly harmed.

To date, we have not yet completed any registrational clinical trials that would provide sufficient data and results to support the filing of an application for United States Food and Drug Administration (“FDA”) approval for marketing PerQdisc. In the EU, although we obtained a CE certificate from our notified body and therefore affixed a CE mark to our PerQdisc Nucleus Replacement System Implant in 2021, which would allow commercialization of our PerQdisc device in that region, the indication was limited to replacing the nucleus pulposus of the intervertebral disc in the L1-S1 spinal region in patients with single level discogenic pain, and our CE certificate was suspended in September 2022 after only limited commercial activity, meaning that we cannot, while the suspension remains in place, affix a CE mark and commercialize our PerQdisc device in the EU.

We plan to continue to work with our notified body to remove the suspension of our CE certificate in the EU, and we may in the future pursue expanded indications, but there is no guarantee that we will be successful in either endeavor. In order to remove the suspension of our CE certificate, our notified body has confirmed that it requires compliance with challenging patient consent and data requirements analogous to those required under the MDR. If we are unable to reinstate our CE mark, we will need to re-file and receive approval for a new CE mark, which would require us to comply with challenging MDR requirements. Obtaining and maintaining the CE mark is a significant event upon which our business strategy depends. We will not be able to commercialize PerQdisc in the EU unless or until we achieve this clearance.

We will need substantial additional financing to continue developing PerQdisc and implement our operating plans, which financing we may be unable to obtain, or unable to obtain on acceptable terms. If we fail to obtain additional financing, we may be unable to consummate the Business Combination or complete the development and commercialization of our product candidate.

The closing of the Business Combination is subject to the satisfaction of a condition that BlueRiver have over $5.0 million in net tangible assets remaining after the closing of the BlueRiver Share Redemption (as defined in the Merger Agreement) and that Available Cash (as defined in the Merger Agreement) is equal to or greater than $10.0 million. BlueRiver intends to satisfy such conditions in part through new equity financing conducted through a private placement of its common stock, but such financing remains uncertain. BlueRiver may be unable to secure such financing on acceptable terms or at all, or in an amount sufficient to satisfy the closing condition. If BlueRiver is unable to raise additional capital through new financing sources, and in the event that we are unable to secure additional financing and the closing condition is waived by either party, we may have insufficient capital to operate our business following the closing of the Business Combination and the Surviving Pubco would have total liabilities of $3.5 million (assuming no Public Shareholders exercise redemption rights) or $8.1 million (assuming maximum redemptions of Class A Ordinary Shares).

In addition, we expect to spend a substantial amount of capital in the development and manufacturing of PerQdisc, and we will need substantial additional financing to do so. In particular, we will require substantial additional financing to enable commercial production of PerQdisc, train surgeons and other healthcare providers on our surgical implant system, and initiate and complete registrational trials in multiple regions. Further, if approved, we will require significant additional capital in order to launch and commercialize our surgical implant system. Our expected future capital requirements depend on many factors including expanding our surgeon base, the expansion of our sales force, investment in implants and instruments, scaling manufacturing, and the timing and extent of spending on the development of our technology to increase our product offerings.

As of December 31, 2023, SST had approximately $0.7 million in cash and cash equivalents. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may also need to raise additional capital sooner than we currently anticipate if we choose to expand more rapidly than we presently plan. In any event, we will require additional capital for the further development and commercialization of our product candidates, including funding our internal manufacturing capabilities.

We cannot be certain that additional funding will be available on acceptable terms, on a timely basis, or at all. We have no committed source of additional capital. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidate in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

If we fail to obtain additional financing, we may be unable to consummate the Business Combination.

The closing of the Business Combination is subject to the satisfaction of a condition that the Available Cash (as defined in the Merger Agreement) is equal to or greater than $10,000,000. We intend to satisfy such a condition through new equity financing conducted through the PIPE Financing, but such financings remain uncertain. We may be unable to secure the PIPE Financing or a similar financing on acceptable terms or at all, or in an amount sufficient to satisfy the Available Cash condition noted above. If we are unable to raise additional capital through new financing sources, we may be unable to consummate the Business Combination and in the event that we are unable to secure additional financing and the Available Cash condition is waived by us, we may have insufficient capital to operate our business following the closing of the Business Combination.

We cannot be certain that additional funding (whether through the PIPE Financing or otherwise) will be available on acceptable terms, or at all. We have no committed source of additional capital. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, in addition to not consummating the Business Combination, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our product candidates.

Until such time, if ever, as we can generate substantial revenue from the sale of PerQdisc, we will need substantial additional financing to develop our product candidate and implement our operating plans. We cannot be certain that additional funding will be available on acceptable terms, if at all. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs, which will likely harm our ability to execute on our business plan and continue operations.

Due to inflationary and market factors, equity and debt capital have become substantially more expensive and difficult to raise on attractive terms, especially with respect to securities issued by companies in the medical device and technology sectors. Accordingly, future debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings. If we raise additional funds by issuing equity securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a common stockholder. Any future debt or preferred equity financing may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation or asset sale transactions.

In addition, if we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our research programs or product candidates or grant licenses on terms that may not be favorable to us or that may be at less than the full potential value of such rights. If we are unable to raise additional funds through equity or debt financings or other arrangements with third parties when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Nucleus replacement is a novel treatment method for chronic discogenic low back pain, which creates significant challenges for us.

PerQdisc is a novel product candidate and the use of nucleus replacement as a potential treatment for low back pain is nascent. We will face significant challenges in further advancing our surgical implant system, including:

•        manufacturing our product candidate to our or regulatory specifications and in a timely manner to support our clinical trials, and, if approved, commercialization;

•        sourcing clinical and, if approved, commercial supplies for the raw materials used to manufacture our product candidate;

•        establishing sales and marketing capabilities upon obtaining any regulatory approval to gain market acceptance of a new treatment option;

•        educating surgeons, other medical professionals, and patients about the conditions that PerQdisc is approved to treat, and about its benefits, contraindications, and potential adverse side effects; and

•        educating surgeons on proper placement technique for PerQdisc, as device performance is heavily dependent on implant positioning.

Clinical development involves a complex, lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

To obtain and maintain the requisite regulatory approvals to commercialize any medical devices, we must demonstrate through complex clinical studies and clinical trials that such device is safe and effective in humans. For example, unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”), which is commonly referred to as premarket notification, or 510(k), clearance, or approval of a premarket approval (“PMA”) application from the FDA.

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. The PerQdisc, which includes the disc access system, imaging balloons, implant delivery device, implant fill device, and cartridge dispensing gun, will be considered an implantable device that requires approval of a PMA application. For the rongeur devices that are used in connection with PerQdisc, we expect to initially pursue FDA marketing authorization through the 510(k) process.

In order to conduct the registrational clinical trial that will be required to obtain PMA approval, we must either show that the device presents a nonsignificant risk or obtain an investigational device exemption application (“IDE”). An IDE must be approved in advance by the FDA for a specified number of subjects that are specifically identified in a trial protocol, and a specific number of patients. We are currently preparing to submit an IDE to the FDA, which, if approved, would be our first clinical trial in the United States.

The FDA process for gaining approval for an IDE trial is complex, unpredictable, and time consuming. The FDA may change the requirements needed to be met to gain IDE approval, or the FDA may release new standards or test requirements the company must comply with to gain approval for the trial. In addition to the potential for evolving legal requirements, IDE approval standards may change due to internal FDA changes, such as changes to personnel or policies, and we may not have notice or visibility into whether certain conditions will become subject to change. For example, in the past we have experienced delays in the review process due to turnover in FDA staff reviewers.

We do not know when, or if, we will gain FDA approval for our IDE trial. We plan to make a number of required submissions to the FDA in the second quarter of 2024. The exact timing of these submission is unknown and relies on numerous vendors and consultants to complete complex workstreams on time. The timeline may change substantially over the next several months and during the course of the approval process, which could take years.

Changes to EU regulatory requirements could delay or prevent our ability to commercialize PerQdisc in the EU.

The medical device industry has faced significant regulatory changes in recent years, with global regulatory authorities either changing or adding significant new regulations and requirements. For example, in the EU, the more stringent requirements under the MDR, including the requirement for a post-market clinical follow-up (“PMCF”) program that applies to certain medical devices, including Class IIb implantable medical devices and Class III devices, means a higher threshold must now be met in order to commercialize a device in the EU.

Our PerQdisc CE certificate, which we obtained from our notified body, GMED, LNE, in May 2021, was suspended in September 2022, which means we can no longer affix the CE mark to our device. We plan to continue to work with our notified body to release the suspension of our CE certificate in the EU, but there is no guarantee that we will be successful or on what timing. In order to remove such suspension, our notified body has confirmed that it requires clinical follow-up data (including data with a statistically relevant number of subjects, a follow-up period and target patient population adapted to the device and the technique) in order to reinstate it, which will present challenging patient consent and record-keeping requirements, which presents challenging patient consent and data requirements.

Even if our notified body agrees that our CE mark may be reinstated, as our original CE certificate was issued under the MDD (which has now been revoked and replaced by the MDR), our device must be re-assessed for conformity with the MDR before the expiration of the transition period in order for us to continue to be able to place our product on the market. The PerQdisc device is a class IIb implantable medical device under the MDD. Class IIb implantable medical devices lawfully placed on the market pursuant to the MDD prior to May 26, 2021 may generally continue to be made available on the market or put into service until, at the latest, December 31, 2027, provided certain requirements under the MDR are fulfilled (including requirements for post-market surveillance, quality management systems, and engagement with notified bodies). This application process for certification under the MDR may also require further clinical investigations and a new conformity assessment must be conducted by our notified body to confirm compliance with the MDR. Given the expanded scope of medical devices that require notified body review and approval under the MDR, we expect that our notified body will face resource limitations. Accordingly, our ability to re-file and obtain CE mark under the MDR is a highly uncertain process and is likely to require substantial additional time and expense.

We will not be able to market or commercialize PerQdisc in the EU unless or until we achieve this clearance. There is no guarantee that we will be able to convince our notified body to remove the suspension of PerQdisc’s CE certificate.

Even if we receive regulatory approval to initiate our clinical trials, the results of the clinical trials may not support our product candidate claims, and the trials may result in the occurrence of adverse events.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. We may be unable to establish or achieve primary and secondary clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Differences in trial design between early-stage clinical trials and later-stage clinical trials mean that the results of earlier clinical trials may differ from those in later clinical trials. Our completed clinical trials to-date have been limited in size.

Our product candidate may ultimately fail to show the desired safety and efficacy in clinical settings despite positive results in preclinical studies or having successfully advanced through initial clinical trials. It is also possible that patients enrolled in clinical trials will experience adverse events that are not currently part of the product candidate’s profile. Failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidate.

In addition, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products.

Clinical trials also are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board (“IRB”), and the relevant clinical trial sites must comply with FDA regulations, including but not limited to those relating to Good Clinical Practice (“GCP”) requirements. To conduct a clinical trial, we also are required to obtain the subjects’ informed consent that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA, or the IRB, could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and effectiveness of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe and other countries the clinical study must be approved by a local ethics committee and in some cases, including studies with high- risk devices, by the ministry of health in the applicable country.

We may experience delays in initiating or completing clinical trials and preparing for regulatory submissions. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our current product candidate or any future product candidates. Our costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be reassigned or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our clinical development programs may harm our business, financial condition, and results of operations significantly.

We currently conduct and plan to conduct future clinical studies for our product candidates outside the United States, and the FDA or comparable foreign regulatory authorities may not accept data from such studies.

We are conducting clinical studies that involve international centers. We could also in the future plan to conduct one or more future clinical studies of our product candidates outside the United States, including in Europe. The acceptance of study data from clinical studies conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authorities or notified bodies may be subject to certain conditions or may not be accepted at all.

In cases where data from clinical studies conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the studies were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical study requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements.

In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions where the studies are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority or notified body will accept data from studies conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable regulatory authority or notified body does not accept such data, it would result in the need for additional studies, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

As an organization, we have never successfully completed any registrational clinical trials, and we may be unable to do so for any product candidates we may develop.

We will need to successfully complete registrational clinical trials in order to obtain the approval of the FDA or comparable foreign regulatory authorities to market our product candidate. Carrying out clinical trials, including later-stage registrational clinical trials, is a complicated process. As an organization, we have not previously completed any registrational clinical trials. In order to do so, we will need to build and expand our clinical development and regulatory capabilities, and we may be unable to recruit and train qualified personnel. We also expect to continue to rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to submission and approval of PerQdisc. We may require more time and incur greater costs than expected. We may not succeed in obtaining regulatory approval of any product that we develop, or competitors may develop similar products that reach the market prior to PerQdisc, allowing them to claim market share and creating a barrier to entry for us. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing PerQdisc.

If we encounter difficulties enrolling patients in any of our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment or in patient follow-up activities in our clinical trials for a variety of reasons, including:

•        the patient eligibility and exclusion criteria defined in the protocol;

•        the size of the patient population required for analysis of the clinical trial’s primary endpoints;

•        the proximity of patients to clinical trial sites;

•        the design of the clinical trial;

•        our ability to recruit clinical trial investigators with the appropriate competencies and experience, and the ability of these investigators to identify and enroll suitable patients;

•        perception of the safety profile of our devices;

•        our ability to obtain and maintain patient consents; and

•        the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In particular, some of our clinical trials will require patients that present specific characteristics in degenerative disc disease. Patients must have been unresponsive to conservative therapy, with no prior spine surgery. They must meet certain back pain and disability scores. The spine must be stable, uninjured, and not affected by tumors or infection.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our PerQdisc and any other product candidates that we may introduce in the future.

Our Breakthrough Device Designation from the FDA may not actually lead to a faster development or regulatory review or approval process, and we may be unable to obtain an investigational device exemption.

Our Breakthrough Device Designation is within the discretion of the FDA. While the FDA has granted that designation to PerQdisc, such designation may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures, and neither designation assures ultimate approval by the FDA. In addition, the FDA may later decide that the product no longer meets the qualification conditions and may rescind such designation.

We may not be able to convince physicians that our product is an attractive alternative to existing surgical and non-surgical treatments for low back pain.

Even if we are able to obtain regulatory approvals for PerQdisc, we will be unable to generate revenue unless we are also able to achieve and maintain market adoption and acceptance. In order to do that, we will need to make significant investments in educating surgeons, other medical professionals, and patients. Surgeons, in consultation with their patients, play the primary role in determining the course of treatment and, ultimately, any product that will be used in treatment. In order for us to sell our products successfully, we must demonstrate to surgeons, through education and training, that treatment with PerQdisc is beneficial, safe, and cost-effective for patients as compared to other surgical and non-surgical treatments and as compared to minimally invasive nucleus replacement products that other companies may develop. We will also need to educate surgeons on the proper placement technique for PerQdisc, as performance of our device is heavily dependent on implant positioning.

Because other companies that have attempted to develop nucleus replacement spinal stabilization devices have not been successful, we may face skepticism from spine surgeons and reluctance to use our surgical implementation system to treat moderate to severe discogenic low back pain. Surgeons also may be reluctant to learn the procedure for our surgical implant system because our approved indications will be more limited than what exists for other medical devices. For example, unlike candidates for spinal fusion surgery, patient candidates for nucleus replacement cannot present with other spinal injuries, tumors or infections. Additionally, there are other exclusion criteria that patient candidates for the PerQdisc cannot present with.

If we fail to effectively educate surgeons and other medical professionals about the clinical merits and patient benefits of PerQdisc, and the proper implantation procedure, they may not consider PerQdisc as a treatment option for its indicated conditions. As a result, the adoption of PerQdisc as a viable treatment option will be limited, which will adversely affect our revenues and profitability. Patient candidates for the PerQdisc also must have certain findings on standard Xrays and MRI imaging that are pre-defined in the clinical trial protocols. If they do not have certain findings, then they may not be candidates for the PerQdisc.

Surgeons may also hesitate to change their medical treatment practices for other reasons, including the following:

•        lack of experience with minimally invasive nucleus replacement procedures;

•        perceived liability risks generally associated with the use of new products and procedures;

•        costs associated with the purchase of new products; and

•        time commitment that may be required for training.

Furthermore, we believe surgeons will not widely use our products unless they determine, based on experience, clinical data, and published peer-reviewed publications, that surgical intervention provides benefits or is an attractive alternative to non-surgical treatments of moderate to severe discogenic low back pain. Until we have completed multiple studies with favorable results, some surgeons may be slow to adopt our products, third-party payors may be slow to provide coverage, and we may be subject to greater regulatory and product liability risks. In addition, we believe support of our product relies heavily on long-term data showing its benefits. If we are unable to provide that data, surgeons may not use our products. In such circumstances, we may not achieve expected sales and may be unable to achieve profitability.

The acceptance of PerQdisc by other healthcare professionals, and patients, is also critical to our business success. Many patients with low back pain are cared for by pain physicians and other interventionalists, who are generally trained as anesthesiologists or physical medicine and rehabilitation specialists. These physicians often offer a variety of non-surgical and surgical interventions to patients moderate to severe discogenic low back pain, including, but not limited to, steroid injections, pain medication, physical therapy, radiofrequency ablation of the spinal nerves and other implant technologies. We will need to invest significant time and resources in professional education in order to teach these physicians, and other health care providers, about the benefits of PerQdisc, which we believe will prompt these providers to refer their patients with moderate to severe discogenic low back pain to surgeons who have been trained to perform PerQdisc’s minimally invasive surgical procedure.

These providers may, however, prefer to continue to treat these patients with the interventions they offer because they feel that these interventions are superior or because they have a financial interest in offering additional treatments to these patients. If we are unable to demonstrate to potential referring health care providers the comparative benefits of PerQdisc, and we are therefore unable to prompt sufficient numbers of these providers to refer their patients with moderate to severe discogenic low back pain for treatment by surgeons trained to implant PerQdisc, sales of PerQdisc could be limited, which would adversely affect our business, results of operations and financial condition.

Even if we are able to obtain regulatory approvals for our product candidate, our success will continue to depend on surgeons’ clinical experience with our PerQdisc Nucleus Replacement System. If our device does not result in positive outcomes for patients, or if clinical trials involving the use of our product candidate fail to show meaningful patient benefit, our business will be materially harmed.

Even if we are able to market the PerQdisc in the U.S. or other countries, surgeons initially will have no clinical experience with our device. Surgeons will not know if nucleus replacement surgery will result in patient benefit. If surgeons’ clinical experience with our implants in these procedures is not positive, or if our clinical trials do not show meaningful benefits to the patients undergoing this procedure, we will be unable to gain market acceptance for our product and our business will be materially harmed.

If hospitals, surgeons, and other healthcare providers are unable to obtain and maintain adequate or any coverage and reimbursement from third-party payors for procedures performed using our products, we may be unable to sell our product, and it is unlikely that it will gain market acceptance.

Even if we are able to obtain regulatory approval to market our product, our ability to gain market acceptance and sell our product will depend on the availability of adequate coverage and reimbursement from third-party payors, including, in the United States, government programs such as Medicare and Medicaid, private insurance plans, and managed care programs. Hospitals, surgeons, and other healthcare providers that purchase or use medical devices generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures performed with these devices. In order to qualify for reimbursement for a procedure using our PerQdisc Nucleus Replacement System, both the surgeon and the healthcare facility, either a hospital or ambulatory surgical center, will need to submit claims for reimbursement to the healthcare payor. We may be unable to sell our products on a profitable basis if third-party payors deny coverage, or if reimbursement levels are insufficient to support use of our products by healthcare facilities or to compensate surgeons for their time spent diagnosing patients and performing procedures using our products. Surgeons may be reluctant to put effort into learning and performing our nucleus replacement procedure, as well as to spend time to diagnose patients and obtain prior authorization from insurers, if third-party payors’ physician fee reimbursement levels are lower than what surgeons consider adequate.

Because nucleus replacement is a nascent treatment and no other similar spinal stabilization devices have been successfully commercialized to-date, third-party payors may treat the procedure as experimental or investigational, which would make it unlikely that they would regularly reimburse for the procedure or may increase the risk of claims being subject to frequent denials and/or appeals. Future action by the Centers for Medicare and Medicaid Services (“CMS”) or other third-party payors may further reduce the likelihood of payments to physicians, outpatient surgery centers, and/or hospitals for procedures using our products. For example, volatility in the payment rates that physicians and hospitals receive from CMS may have a material impact on their willingness to perform procedures including our products, as well as place additional pressure on pricing of our implants.

The healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs. Payors are imposing lower payment rates and negotiating reduced contract rates with service providers and being increasingly selective about the technologies and procedures they choose to cover. Payors may adopt policies in the future restricting access to medical technologies like ours and/or the procedures performed using such technologies. Therefore, we cannot be certain that our product or the procedures performed with our product will ever be approved for reimbursement, or approved at levels that will support market acceptance.

Market acceptance of our products in foreign markets may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. We may not obtain additional international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

The healthcare industry is experiencing fundamental changes that may make it more difficult for our product to qualify for reimbursement at levels that would support market acceptance.

Recent political, economic, and regulatory influences are subjecting the healthcare industry to fundamental changes that can impact coverage and reimbursement from third-party payors. We expect that the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2011, as currently enacted or as may be amended in the future, and other healthcare reform measures that may be adopted in the future, could have a material adverse effect on our industry generally and on our ability to maintain or increase sales of our existing products. CMS budget neutrality requirements may impose cuts to the Medicare physician fee schedule, which may be mitigated by acts of Congress or other changes to regulations. Other federal laws, known as budget sequestration, further reduce Medicare’s payments to providers. Under current legislation, the reduction in Medicare payments will vary from 2% under the Budget Control Act of 2011 (currently set to expire in 2031) to 4% if budget sequestration is triggered under the Statutory Pay-As-You-Go Act of 2010.

These reductions may reduce the level of reimbursement for which our product may eventually qualify, which could materially harm our business, and may also reduce providers’ revenues or profits, which could affect their ability to purchase new technologies. Both the federal and state governments in the U.S. and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. Such legislation and regulations may result in decreased reimbursement for medical devices, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices. This could harm our ability to develop and market our products and generate sales, which would adversely affect our business, results of operations and financial condition.

If use of PerQdisc results in adverse events or serious adverse events, this may prevent our product from reaching or staying on the market, require safety warnings or otherwise limit sales.

Unforeseen adverse events and serious adverse events related to our products could arise either during clinical development or, if cleared, approved, or if CE certification has been obtained, after the product has been marketed. In clinical research, the most common adverse event related to our implant has been disruption of the implant, as a result of intraoperative damage to the cartilaginous endplates causing the implant to come into contact with the cortical bone. The surgical technique was updated to mitigate the risk of device disruptions. The most common adverse event related to the PerQdisc procedure was related to an increase in pain after surgery.

Additional adverse effects from our product candidate could arise either during clinical development or, if approved, cleared, or if CE certification has been obtained, after the product has been marketed. If we or others later identify adverse events caused by our product:

•        sales of the product, if any, may decrease significantly, and we may not achieve the anticipated market share;

•        regulatory authorities or our notified body may suspend, limit or withdraw approvals or certifications of such product, or seek an injunction against its manufacture or distribution;

•        regulatory authorities or our notified body may require changes to the labeling of our product. This may include the addition of labeling statements, specific warnings, and contraindications and issuing field alerts to physicians and patients;

•        we may be required to change instructions regarding the way the product is implanted or conduct additional clinical trials;

•        we may be subject to limitations on how we may promote the product;

•        regulatory authorities may require us to temporarily or permanently take our approved product off the market or to conduct other field safety corrective actions;

•        we may be subject to fines, injunctions or the imposition of criminal penalties;

•        we may be required to modify our product;

•        we may be subject to litigation fines or product liability claims; and

•        our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.

We may incur product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product liability claims that are inherent in the testing, design, manufacture, and sale of surgical devices. Orthopedic spine surgeries involve significant risk of serious complications, including bleeding, nerve injury, paralysis, and even death. Surgeons or non-surgeon physicians may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. In addition, if longer-term patient results and experience indicate that our products or any component of a product cause tissue damage, motor impairment, or other adverse effects, we could be subject to significant liability. We could become the subject of product liability lawsuits alleging that component failures, manufacturing flaws, design defects, or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients. Product liability lawsuits and claims, safety alerts, or product recalls, regardless of their ultimate outcome, may have a material adverse effect on our business and our results of operations or financial condition, due to:

•        decreased demand for our product candidates or products that we may develop;

•        injury to our reputation;

•        withdrawal of clinical trial participants;

•        initiation of investigations by regulators;

•        costs to defend the related litigation;

•        a diversion of management’s time and our resources;

•        substantial monetary awards to trial participants or patients;

•        product recalls, withdrawals or labeling, marketing or promotional restrictions;

•        loss of revenue;

•        exhaustion of any available insurance and our capital resources;

•        the inability to commercialize any product candidate; and

•        a decline in our stock price.

Although we maintain third-party product liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial retentions or deductibles that we are responsible for. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, results of operations, and financial condition.

In addition, any product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance rates. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if licensed, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. If we gain regulatory and marketing approval, we intend to develop an in-house marketing organization and direct sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other medical device companies to recruit, hire, train and retain marketing and sales personnel.

If we gain regulatory and marketing approval, we also plan to market and sell our implants through third-party distributors. There can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates entirely by ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

The Company’s ability to be successful following the Business Combination will depend upon the efforts of the Company Board and SST’s key personnel and the loss of such persons could negatively impact the operations and profitability of the Company’s business following the Business Combination.

The Company’s ability to be successful following the Business Combination will be dependent upon the efforts of the Company Board and key personnel. As of September 1, 2023, SST had approximately 10 employees in roles supporting, product development, clinical programs, regulatory, quality, manufacturing and general administrative and accounting, both domestically and internationally. We cannot assure you that, following the Business Combination, the Company Board and the Company’s key personnel will be effective or successful or remain with the Company. The loss of key personnel, or our inability to attract or retain other qualified personnel or advisors, could disrupt various business functions and have a material adverse effect on our business, results of operations, and financial condition. In particular, the loss of the services of our President and Chief Executive Officer, Mark Novotny, our Controller and General Manager of SST Spine Ltd., Brian Dowling, our Vice President of Research and Development, Loren Francis, or our Director of Regulatory and Quality, Molly Bond, could significantly delay or prevent the achievement of our strategic objectives.

Many of our employees have developed specialized skills which are valuable within the medical device and life sciences industry, and, in some cases, in a broader variety of industries. Competition for skilled employees is significant, and some of the labor markets we compete in have experienced tightening in the past year. If these conditions persist, we could experience turnover among our employees, or problems finding and recruiting new employees, which could become difficult and more costly to manage, adversely impacting our results of operation. Sustained pressure in these labor markets could also cause prevailing wages to rise, which could adversely impact our business, results of operation and financial condition.

Our employment agreements with our executive officers and other key personnel do not require them to continue to work for us for any specified period. We do not maintain “key person” insurance for any of our executives or employees. Although our U.S.-based employees, including executives, are generally subject to 24-month non-competition restrictions following termination of their employment, there is no guarantee that these agreements will be enforceable to the full extent of their terms or at all, particularly if pending rulemaking from the Federal Trade Commission is adopted to ban non-competition clauses. If we are unable to enforce these agreements, our executives or other key personnel could terminate their employment with us at any time and the adverse effect resulting from the loss of certain individuals could be compounded by our inability to prevent them from competing with us.

We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results will be adversely affected.

There is intense competition to commercialize an effective treatment for low back pain. Although we are not aware of any other approved nucleus replacement products in any market worldwide, other companies are researching this treatment option, including major medical device companies with more established reputations and longer histories of operations, and that have substantially greater financial, technical, and marketing resources than we do. These companies have greater resources to devote to research and development, and they may succeed in developing products that would render PerQdisc obsolete or noncompetitive. Many of these companies also have large sales forces which allow them to reach more surgeons.

We also compete with companies that offer spine fusion and total disc replacement products. Some of our current and potential competitors have wide product offerings for spine and orthopedic surgery, which allow them to bundle products in order to win large hospital group contracts and can create a barrier to entry for us. For example, some of our competitors offer fusion and or total disc replacement products which integrate with their surgical navigation and robotics platforms, enabling navigation of their procedures or performance of these procedures by surgical robots. If these competitors use technology, contracts, or intellectual property measures to limit or eliminate the compatibility of their surgical imaging, navigation and robotic systems with our products, sales of our product could be limited, which could adversely affect our business and results of operations.

We also expect there to be a continued push for non-surgical alternatives. Potential competitors are attempting to develop cell-based therapies for simple direct injection into a spinal disc or direct injection of biologic products or stem cells to try and rehabilitate the disc itself. Many of these potential competitors are early-stage smaller companies and target interventional pain and other physicians not trained as orthopedic and neurological surgeons for use of these products.

The existence of alternative treatments, and the introduction by competitors of products that are or claim to be superior to PerQdisc, may make it difficult to differentiate the benefits of our product over competing products and therapies. In addition, the entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the market generally.

Our ability to compete successfully will depend on our ability to obtain regulatory approvals for PerQdisc in the U.S. and other countries, reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors, and be viewed as safer, less invasive, and more effective than alternatives available for similar purposes as demonstrated in peer-reviewed clinical publications. Because of the size of the potential market, other companies have dedicated, and likely will continue to dedicate, significant resources to developing competing products, and our competitive position will be subject to rapid change.

In the United States and Europe, we believe that our primary competitors marketing implantable devices currently are Medtronic, Johnson & Johnson, NuVasive, Stryker, and Globus, as well as a number of development-stage privately held companies. At any time, these or other industry participants may develop alternative treatments, products or procedures for the treatment of the low back pain that compete directly or indirectly with our PerQdisc Nucleus Replacement System. They may also develop and patent processes or products earlier than we can, or obtain domestic and international regulatory clearances or approvals and CE certification for competing products in the EU, more rapidly than we can, which could impair our ability to develop and commercialize similar processes or products. If alternative treatments are, or are perceived to be, superior to our products, we may be unable to successfully commercialize our product candidate, and our business will be materially harmed.

In the future our products may become obsolete, which would negatively affect operations and financial condition.

The medical device industry is characterized by rapid and significant change. Currently, PerQdisc is our sole product candidate, and we have not identified other potential product candidates outside of PerQdisc. There can be no assurance that other companies will not succeed in developing or marketing devices and products that are more effective than PerQdisc or that would render our PerQdisc surgical implant system obsolete or noncompetitive. Additionally, new surgical procedures, medications and other therapies could be developed that replace or reduce the importance of our product.

As a result, without the timely introduction of new products and enhancements, our product may become obsolete over time. We might not be able to successfully develop, obtain domestic and international regulatory clearances or approvals, or CE certification for, or market new or modified products, and our future products, if any, might not be accepted by the surgeons or the third-party payors who reimburse for many of the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including those described elsewhere in this “Risk Factors” discussion. See “— Modifications to our products may require 510(k) clearances or premarket approvals and new conformity assessment by our notified body, or may require us to cease marketing or recall the modified products until clearances, approvals, or CE certification are obtained.”

If we do not develop and obtain domestic and international regulatory clearances or approvals and CE certification for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our business could be adversely affected. Our research and development efforts may require a substantial investment of time and money before we are adequately able to determine the commercial viability of a new product, technology, material, or other innovation. In some cases, following a successful product development effort, we may need to invest substantial resources in surgical instrumentation and implant inventory, prior to launch of the product, and before we understand the demand for such product. If we overestimate the demand for such products and invest too heavily in inventory to support the product line, we may not achieve a positive return on such investments, which could cause our financial results to suffer. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

Pricing pressure from our competitors, changes in third-party coverage and reimbursement, healthcare provider consolidation, payor consolidation and the presence of “physician-owned distributorships” may impact our ability to eventually sell our product at prices necessary to support our current business strategies.

If competitive forces drive down the prices we expect to be able to charge for our product, the viability of our business strategy may be adversely affected and we may determine to abandon development of our product candidate or pursue alternative strategies. The low back pain market attracts numerous new companies and technologies. We believe there will be continuing increased pricing pressure.

Consolidation in the healthcare industry, including both third-party payors and healthcare providers, could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, results of operations, or financial condition.

Because healthcare costs have risen significantly over the past several years, numerous initiatives and reforms initiated by legislators, regulators, and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to aggregate purchasing power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks, and large single accounts continue to use their market power to consolidate purchasing decisions for hospitals.

We expect that market demand, government regulation, third-party coverage, and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products, and adversely impact our business, results of operations, or financial condition. We will face similar risks relating to adverse changes in coverage and reimbursement procedures and policies in Europe and other international markets.

Practice trends or other factors, including the COVID-19 pandemic, have caused, and may continue to cause, procedures to shift from the hospital environment to ambulatory surgical centers, or ASCs, where pressure on the prices of our products is generally more acute.

We anticipate that more outpatient eligible procedures will be performed in ASCs as a cost control measure within the healthcare system. This shift accelerated during the COVID-19 pandemic, and we expect it to continue because ASCs are generally a more economically favorable site of service, and surgeons performing the procedures sometimes have ownership interests in the ASC. Because ASC facility fee reimbursement is typically less than facility fee reimbursement for hospitals and due to surgeons’ economic interest in ASCs, we would expect to experience more pressure on the pricing of our products by ASCs than by hospitals, and we would expect the average price for which we sell our products to ASCs to be less than the average prices we would be able to charge to hospitals. In addition, some surgeons may choose to use fewer implants due to their interest in the profitability of the ASC. An accelerated shift of procedures using our products to ASCs could adversely impact the potential average selling price of our product and may affect our business strategy.

We are subject to a variety of risks associated with global operations that could adversely affect our profitability and operating results.

Commercialization of PerQdisc in international markets is an element of our business strategy and involves risk. Operations in different countries, including the purchase of components and products from international sources, and the shipment of our products from the U.S. to Ireland for kitting, could expose us to additional and greater risks and potential costs, including:

•        fluctuations in currency exchange rates,

•        cross-border shipment delays that may affect our ability to deliver products to trial sites in a timely manner,

•        healthcare reform legislation,

•        the need to comply with different regulatory regimes worldwide that are subject to change and that could restrict our ability to manufacture and sell our products, including but not limited to challenging MDR requirements,

•        local product preferences and product requirements,

•        longer-term receivables than are typical in the U.S.,

•        economic sanctions, export controls, trade protection measures, tariffs and other border taxes, and import or export licensing requirements,

•        less intellectual property protection in some countries outside the U.S. than exists in the U.S.,

•        different labor regulations and workforce instability,

•        political and economic instability, including as a result of wars and insurrections,

•        the expiration and non-renewal of foreign tax rulings and/or grants,

•        potentially negative consequences from changes in or interpretations of tax laws, and

•        economic instability and inflation, recession or interest rate fluctuations.

The Russia-Ukraine conflict and resulting sanctions and export restrictions, as well as the changing relationship between the U.S. and China, are creating barriers to doing business in these countries and adversely impacting global supply chains. While we have no manufacturing, distribution or direct material suppliers in these regions, we continue to closely monitor the potential raw material/sub-tier supplier impact in Russia, Ukraine, Belarus and China. China and Russia are significant contributors to the global supply of silicon, which is a key raw material for our product. Additional sanctions, export restrictions, and potential countermeasures within Russia may lead to greater uncertainty and geopolitical shifts in Asia that could cause additional adverse impacts on global supply chains and our business, results of operations, financial condition, and cash flows.

If our security measures, or those of our collaborators, contractors, consultants or other third parties upon whom we rely, are compromised or the security, confidentiality, integrity or availability of our information technology, software, services, networks, communications or data is compromised, limited or fails, we could experience a material adverse impact.

The efficient operation of our business depends on our information technology systems. In the ordinary course of our business, we may collect, process, receive, store, use, generate, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively processing) proprietary, confidential and sensitive information, including personal data (including health information), clinical trial data, intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We rely on our information technology systems to effectively manage:

•        accounting and financial functions;

•        compliance and regulatory reporting requirements;

•        clinical trial databases;

•        our quality management system;

•        engineering and product development tasks; and

•        our research and development data.

Our information technology systems are vulnerable to damage or interruption from:

•        earthquakes, fires, floods, and other natural disasters;

•        terrorist attacks and attacks by computer viruses or hackers or internal or external breaches of our cybersecurity;

•        power losses; and

•        computer systems, internet, telecommunications, or data network failures.

The failure of our information technology systems to perform as we anticipate or our failure to effectively implement new systems could disrupt our business operations, prevent or delay our clinical trials and regulatory approval processes, and prompt allegations of legal liability, all of which could have a material adverse effect on our reputation, business, results of operations, and financial condition. Our limited staffing and resources mean that we are able to devote less attention to our information technology environment than some larger companies, which affects our internal controls as well as our overall vulnerability to a breach.

Cybersecurity attacks, incidents, and interruptions are becoming increasingly prevalent and severe and can result in: the unauthorized publication of our confidential business or proprietary information; the unauthorized release of employee, customer or vendor data and payment information; significant interruptions, delays, or outages in our operations; disruptions to our clinical trials; loss of data (including data related to clinical trials); modification, destruction, loss, alteration, encryption, disclosure of, or access to other sensitive information; significant expense to restore data or systems; reputational loss; and the diversion of funds. In addition, the cost and operational consequences of implementing further data protection or data restoration measures could be significant.

We may also share or receive sensitive information from third parties, which presents risks. For example, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach to our information technology systems or the third-party information technology systems that support us and our services. Our ability to monitor third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If a third party upon whom we rely experiences a security incident or is perceived to have experienced a security incident, we may also experience disruptions to our ability to manufacture or deliver our product candidate, or other adverse consequences.

We may expend significant resources, or modify our business activities and operations, including our clinical trial activities, in an effort to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or use industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

We may experience phishing attacks on our email systems, other cyber-attacks, industrial espionage, insider threats, computer denial-of-service attacks, computer viruses, ransomware and other malware, wire fraud or other cyber incidents. Although we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. In addition, other entities that we work with, including our manufacturers, suppliers, clinical trial sites, and vendors, may experience incidents that would have an adverse impact on our business.

We may be unable to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Any failure to prevent or mitigate security incidents or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state, federal, and international law and may cause a material adverse impact to our reputation, affect our ability to conduct our clinical trials and potentially disrupt our business.

Applicable data protection laws, privacy policies and data protection obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may also experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that the limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or adequately mitigate liabilities arising out of our privacy and security practices, or that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Epidemic diseases, or the perception of their effects, may continue to adversely affect our business, financial condition, results of operations, or cash flows.

As the COVID-19 global pandemic enters its fourth year, the impact of COVID-19 on our business remains highly dependent on future developments, which are uncertain and unpredictable. Surgery for back pain is typically considered an elective procedure, which patients or healthcare providers may choose to delay in the event of any infectious disease outbreak. In addition, an outbreak of an infectious disease or an escalation of the COVID-19 pandemic, and governmental and societal responses to such events, could:

•        halt or suspend our clinical trials;

•        result in temporary closures of our facilities or the facilities of our suppliers and their contract manufacturers;

•        create delays or difficulties in enrolling and retaining patients in our clinical trials, including as a result of limitations imposed by federal, state or local governments or public concerns about contracting COVID-19 or any other infectious diseases;

•        interrupt key clinical trial activities, such as obtaining laboratory materials for collecting patient samples, clinical trial site data monitoring and efficacy, safety and translational data collection, processing and analyses, due to limitations on travel imposed or recommended by federal, state or local governments, employers and others or interruption of clinical trial subject visits, which may impact the collection and integrity of subject data and clinical study endpoints;

•        delay or disrupt the initiation or expansion of clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;

•        increase adverse events and deaths in our clinical trials due to COVID-19 or other infections from an infectious disease;

•        increase rates of patients withdrawing from our clinical trials following enrollment as a result of contracting an infectious disease, such as COVID-19, or being forced to quarantine;

•        divert of healthcare resources away from the conduct of clinical trials or inability of clinical trial sites to hire and retain staff, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•        delay or disrupt preclinical experiments and studies due to restrictions of on-site staff and unforeseen circumstances at contract research organizations and vendors;

•        interrupt or delay the operations of the FDA, the EMA, Notified Bodies, Competent Authorities, Ministries of Health, and comparable foreign regulatory agencies;

•        create interruptions or delays in receiving supplies of our raw materials or product candidates from our suppliers and CDMOs due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems, or due to prioritization of production for specific therapies or vaccines to address a public health crisis;

•        limit employee resources that would otherwise be focused on advancing our business, including because of sickness of employees or their families, including executive officers and other key employees, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions;

•        cause other disruptions to employee productivity, such as due to limited in person contact and reduction in employee morale; and

•        state and local government responses to a health epidemic or pandemic included and may in the future include “shelter in place,” “”stay at home” and similar types of orders, which have previously limited and may in the future limit travel and business operations in our locations, the location of our clinical trial sites, and the location of key vendors.

Any of these events could have a material adverse effect on our business.

In addition, the COVID-19 pandemic has adversely affected, and may continue to adversely affect, the economies and financial markets of many countries, which may result in a period of regional, national, and global economic slowdown or regional, national, or global recessions that could curtail or delay spending by hospitals and affect demand for medical devices. These market disruptions could impair our ability to raise capital.

COVID-19 and the current financial, economic, and capital markets environment, and future developments in these and other areas present material uncertainty and risk with respect to our business, preclinical studies, clinical trials, performance, and financial condition. Due to the uncertain scope and duration of the pandemic and uncertain timing of global recovery and economic normalization, we are unable to estimate the long-term impacts on our operations and financial results.

The existence and further duration of the COVID-19 pandemic may also further exacerbate certain of the risks described herein.

We may encounter facility disruptions that would affect our ability to deliver packaged products to trial sites and customers, which could result in an adverse effect on our business and financial results.

We contract manufacture 100% of our products at a third-party facility in the U.S. The sub-assemblies are then shipped to our facility in Kilkenny, Ireland. We package 100% of our PerQdisc procedure kits at our Kilkenny facility, and from there we ship the kits to clinical trial sites or hospitals. Our Kilkenny facility is ISO-certified for the design, development, and manufacture of orthopedic implants. Accordingly, we are required to obtain and maintain various quality assurance and quality management certifications, including those issued by GMED, LNE our notified body. We are required to demonstrate continuing compliance with applicable regulatory requirements to maintain these certifications and will continue to be periodically inspected by international regulatory authorities for certification purposes. If the Kilkenny facility fails an ISO inspection, product development may still continue; however, a failed inspection may result in delivery delays to trial sites and customers, damage to our reputation, and could result in additional scrutiny of our CE certification by our notified body.

In addition to complying with regulatory requirements, we must assemble our products in adequate quantities and at an acceptable cost in order to commercialize PerQdisc and become profitable. Increasing our capacity to assemble, test and distribute our products will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

•        maintaining quality control and assurance;

•        providing component and service availability;

•        maintaining adequate control policies and procedures;

•        hiring and retaining qualified personnel; and

•        responding appropriately to any facility shut-downs, which occur due to public health crises, labor shortages or disputes, natural disasters such as hurricanes, tornadoes, earthquakes, or wildfires, closures from riots or public protests, and actions by businesses, communities and governments in response to any of the foregoing.

If we are unable to satisfy commercial demand for our products due to our inability to contract-manufacture, assemble and test, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use our competitors’ products.

Risks Related to SST’s Reliance on Third Parties

Reduction or interruption in supply or other manufacturing difficulties may adversely affect our ability to conduct clinical trials and obtain regulatory approvals.

The manufacture of our PerQdisc Nucleus Replacement System requires the timely delivery of a sufficient amount of quality components and materials and is highly exacting and complex, due in part to strict regulatory requirements.

We, our contract manufacturer, and certain of our suppliers are required to comply with all applicable domestic and international regulations and current good manufacturing practices, which cover, among other things, the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of our products. If we or our any of the third parties that supply or manufacture our product or its components fail to adhere to current good manufacturing practice requirements, this could delay production of our product and lead to fines, difficulties in obtaining regulatory approvals, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on our financial condition or results of operations.

In addition, disruptions in the manufacturing, sterilization, or delivery process for any reason, including those that are outside of our direct control, could adversely affect our ability to complete our clinical trials, or complete them in a timely manner, and to receive regulatory approvals for our product. Mistakes and mishandling are not uncommon and can affect supply and delivery. Some of these risks include:

•        infrastructure, information and equipment malfunction;

•        failure to follow specific protocols and procedures;

•        failure to complete sterilization on time or in compliance with the required regulatory standards;

•        transportation and import and export risk;

•        delays in analytical results or failure of analytical techniques that we depend on for quality control and release of products;

•        defective raw materials, raw material availability, or other supply chain disruptions, including those caused by material and labor supply shortages in the wake of COVID-19; and

•        latent defects that may become apparent after products have been delivered for use in a clinical trial.

If any of these risks were to materialize, they could jeopardize the quality and safety of our products, which could prevent or delay our clinical trials, product development, and regulatory approval process.

We are dependent on a limited number of third-party suppliers, some of them single-source and some of them in single locations, for our products and components, and the loss of any of these suppliers, or their inability to deliver products in accordance with our specifications in a timely and cost-effective manner, could materially adversely affect our business.

We currently rely on a limited number of suppliers for silicone and other component materials. For us to be successful, our suppliers must be able to provide us with products and components in adequate quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable prices, and on a timely basis.

All of the silicone materials of construction for the PerQdisc implant and imaging balloon membranes are sourced from a single supplier, and we currently are not aware of acceptable alternative suppliers. Although we maintain an inventory of raw materials that would allow us to continue manufacturing our product for several months if our supply was disrupted, any long-term disruption to our silicone parts supplier would significantly harm our business. Under our Master Supply Agreement, our supplier would be required to provide six months’ notice in order to terminate the agreement; however, that may not be sufficient time for us to find an acceptable alternative. We cannot guarantee that the Master Supply Agreement will be renewed on acceptable terms or at all, which means that our production may be halted or delayed upon its expiration, and we cannot guarantee that our supplier will continue to adequately perform under the terms of the agreement.

In addition, our Master Supply Agreement requires us to purchase 100% of our silicone requirements from this supplier, which further limits our ability to procure backup arrangements that would meet our needs.

We cannot assure investors that we will be able to obtain sufficient quantities of silicone or other components in the future. We may be unable to renew the agreements with our manufacturer and suppliers upon their respective expirations or terminations. Even if we are able to renew these agreements, we may be unable to do so with pricing and other terms that are favorable to us. Moreover, our dependence on such a limited number of suppliers exposes us to risks, including, among other things:

•        suppliers may fail to comply with regulatory requirements or make errors in manufacturing that could negatively affect the safety or effectiveness of our products or cause delays in product deliveries;

•        suppliers may fail to maintain good manufacturing practices, leading to quality control problems or regulatory findings that could cause disruptions in their manufacturing processes and lead to delays in deliveries of our products;

•        suppliers may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•        suppliers may lose access to critical services, raw materials and components, or experience significant delays in obtaining them, resulting in an interruption in the manufacture and delivery of our products;

•        we may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

•        fluctuations in demand for products that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

•        our suppliers may wish to discontinue supplying components or services to us for risk management reasons;

•        we may not be able to find new or alternative components or reconfigure our processes in a timely manner if the necessary supplies or components become unavailable; and

•        our suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

In addition, our suppliers may experience facility shut-downs, which occur due to public health crises, labor shortages or disputes, natural disasters such as hurricanes, tornadoes, earthquakes, or wildfires, closures from riots or public protests, and actions by businesses, communities and governments in response to any of the foregoing. One of the facilities used by our single-source silicone supplier is located in a region in California prone to natural disasters, and we may experience a supply disruption if they are forced to relocate significant operations to alternative facilities on an unplanned basis.

If any one or more of these risks materialize, it could significantly increase our costs and impact our ability to complete our clinical trials and obtain regulatory approvals for our product candidate. If we are unable to complete our clinical trials in a timely manner, our ability to obtain regulatory approvals, commercialize our product and generate revenue will be impaired. Additionally, we could be forced to seek alternative sources of supply, which may be difficult.

In addition, most of our supply and manufacturing agreements do not have minimum manufacturing or purchase obligations. As such, with many of our suppliers, we have no obligation to buy any given quantity of products, and the suppliers have no obligation to sell us or to manufacture for us any given quantity of components or products. As a result, our ability to purchase adequate quantities of components or our products may be limited, and we may not be able to convince suppliers to make components and products available to us in some instances.

In addition, there is a risk that certain components could be discontinued and no longer available to us. We may be required to make significant “last time” purchases of component inventory that is being discontinued by the supplier to ensure supply continuity.

If we fail to obtain sufficient quantities of high-quality components to meet demand for our products in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Securing a replacement third-party manufacturer or supplier could be difficult. The introduction of new or alternative manufacturers or suppliers also may require design changes to our PerQdisc surgical implant system that would be subject to additional domestic and international regulatory clearances or approvals and the review of our notified body.

Because of the nature of our internal quality control requirements, regulatory requirements, and the custom and proprietary nature of the parts, we may not be able to quickly engage additional or replacement suppliers for many of our critical components. We may also be required to assess any potential new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production and clinical trial costs, experience delays in the regulatory approval process, suffer damage to our reputation, and experience an adverse effect on our business and financial results.

We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA, our notified body and the competent authorities in the countries of the EU, or other foreign regulatory authorities, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to delays in obtaining clearances or approvals, regulatory action including warning letters, product recalls, termination of distribution, product seizures, civil, administrative, or criminal penalties and the suspension, variation, or withdrawal of our CE certification. We could incur delays while we locate and engage qualified alternative suppliers, and we may be unable to engage alternative suppliers on favorable terms or at all. Any such disruption or increased expenses could harm our product development and commercialization efforts and adversely affect our ability to generate sales.

We currently rely and expect to rely in the future on the use of third-party manufacturing facilities or on third parties to manufacture our products. Our business could be adversely affected if we are unable to use third-party manufacturing facilities or if the third-party manufacturers encounter difficulties in production.

We contract manufacture 100% of our PerQdisc Nucleus Replacement Systems through Prospect Life Sciences (“PLS”) at a third-party facility in Colorado, pursuant to project-based statements of work that are governed by Master Terms & Conditions. Our current statements of work can be terminated upon 30 days’ notice by either party. In the event such agreements are terminated by either party upon 30 days’ notice, PLS will work with us to provide six months of our inventory requirements. We also rely on third-party manufacturers and manufacturing facilities for component parts, and procure important third-party services, such as sterilization services, at a facility located in California. Our current Master Terms & Conditions had an initial five-year term and were extended through August 23, 2026. We cannot guarantee that our service providers will perform to our specifications or will continue to perform under the terms of our existing contracts. If any third-party manufacturer with whom we contract fails to perform its obligations we will be forced to enter into an agreement with a different manufacturer. We cannot guarantee that we will be able to find alternative service providers in a timely manner and upon reasonable terms, or at all.

Our manufacturer operates at a facility in a single location, and substantially all of our inventory of component supplies and finished goods is held at that location prior to its shipment to our Kilkenny facility. A local public health crisis, vandalism, terrorism, or a natural or other disaster, such as a fire or flood, could damage or destroy equipment or our inventory of component supplies or finished products, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our manufacturer’s facilities could harm our business, financial condition, and operating results.

We may not control the manufacturing process of, and may be completely dependent on, our contract manufacturing partners for compliance with regulatory requirements. Beyond periodic audits, we have no control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our programs or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and materially adversely affect our ability to develop, obtain regulatory approval for or market our programs, if approved. Similarly, our failure, or the failure of our CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and harm our business and results of operations.

Moreover, our dependence on such a limited number of manufacturers exposes us to risks, including, among other things:

•        our manufacturers may lose access to critical services, raw materials and components, or experience significant delays in obtaining them, resulting in an interruption in the manufacture and delivery of our products;

•        we may experience delays in delivery by our manufacturers due to changes in demand from us or their other customers;

•        fluctuations in demand for products that our manufacturers produce for others may affect their ability or willingness to deliver products to us in a timely manner;

•        our manufacturers may wish to discontinue supplying components or services to us for risk management reasons;

•        our manufacturers may experience facility shut-downs, which occur due to public health crises, labor shortages or disputes, natural disasters such as hurricanes, tornadoes, earthquakes, or wildfires, closures from riots or public protests, and actions by businesses, communities and governments in response to any of the foregoing;

•        we may not be able to find new or alternative manufacturers or reconfigure our processes in a timely manner if the necessary components or services become unavailable; and

•        our manufacturers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We and any of our CMOs may also face product seizure or detention or refusal to permit the import or export of products. Our business could be materially adversely affected by business disruptions to our third-party providers that could materially adversely affect our anticipated timelines, potential future revenue and financial condition and increase our costs and expenses. Each of these risks could delay or prevent the completion of our preclinical studies and clinical trials or the approval of our product candidate by the FDA, result in higher costs or adversely impact commercialization of our product candidate.

We have not yet caused our products to be manufactured on a commercial scale and may not be able to do so, if approved.

If any suppliers or manufacturers on which we will rely fail to supply or manufacture quantities of our products at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability, our business, financial condition and prospects could be materially and adversely affected.

We currently rely, and plan to rely in the future, on third parties to conduct and support our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our programs.

We have utilized and plan to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract testing labs, specialized vendors, and strategic partners, to conduct and support our preclinical studies and clinical trials under agreements with us. We will rely heavily on these third parties over the course of our preclinical studies and clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff.

Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP regulations, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our programs in clinical development. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether they devote sufficient time and resources to our programs. These third parties may be involved in mergers, acquisitions or similar transactions and may have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could negatively affect their performance on our behalf and the timing thereof and could lead to products that compete directly or indirectly with our current or future programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our programs.

Disruptions at the FDA and other government agencies, both domestic and internationally, which may be caused by funding shortages, lack of qualified personnel, or global health concerns, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical personnel and stop critical activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Currently, the FDA is funded through March 2024, and failure of the U.S. Congress to pass a funding bill prior to the expiration of the current stopgap would be expected to cause a disruption in the FDA’s operations. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, supply agreements, or partnerships with third-parties that may not result in the generation of significant future revenue and may ultimately harm our competitive position.

In the ordinary course of our business, we may, in the future, enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships, supply agreements, or other arrangements to develop products and to pursue new markets and revenue streams. Proposing, negotiating, and implementing these arrangements may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements, and some potential partners may be reluctant to enter into arrangements with us prior to our product receiving full regulatory approval.

We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in significant revenue and could be terminated prior to experiencing any business benefit.

Disputes between us and our business parties may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements may not provide us with full intellectual property rights, or could impose various commercial or other obligations on us, which may adversely affect our competitive position.

Risks Related to Our Legal and Regulatory Environment

We, our suppliers, and our third-party manufacturers are subject to extensive governmental regulation both in the U.S. and abroad, and failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The FDA and other U.S. and foreign governmental agencies regulate, among other things, with respect to medical devices:

•        design, development, and manufacturing;

•        testing, labeling, content, and language of instructions for use and storage;

•        clinical trials;

•        product safety;

•        marketing, sales, and distribution;

•        premarket clearance and approval;

•        conformity assessment procedures;

•        record keeping procedures;

•        advertising and promotion;

•        compliance with good manufacturing practices requirements;

•        recalls and field safety corrective actions;

•        post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•        post-market approval studies; and

•        product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, difficulties achieving new product clearances, higher than anticipated costs or lower than anticipated sales.

We must obtain FDA premarket approval in order to market and sell our product in the U.S., which is a complex, lengthy, and unpredictable process. If we are unable to obtain premarket approval, our business will be materially adversely affected.

Before we can market or sell a new regulated product in the U.S., with limited exceptions, we must obtain either clearance under Section 510(k) of the FDCA or approval of a PMA application from the FDA. The PerQdisc implant is regulated as a Class III device, which means that we must pursue the complex and expensive PMA application process. Moreover, because the PerQdisc will be considered a “first-of-a-kind” device, we believe our product will require review and recommendation by an FDA advisory panel, which is a particularly unpredictable and complex step in the PMA process.

The process of obtaining a PMA is costly, uncertain, and typically takes from one to three years, or even longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining domestic and international regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•        we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended uses;

•        the data from our preclinical studies and clinical trials may be insufficient to support clearance or approval, where required; or

•        the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay clearance or approval of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis. Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability.

Our devices must be approved under the medical devices legislation in the EU in order to be marketed in the EU. If we are unable to obtain and maintain a CE mark for our devices, our business will be materially adversely affected.

International jurisdictions require separate regulatory approvals and compliance with numerous and varying regulatory requirements. In the EU, a single regulatory approval process exists, and conformity with its requirements is required to affix a CE mark to our medical devices, without which they cannot be marketed or sold in the EU. To obtain a CE mark, devices must meet minimum standards of performance, safety, and quality, and then, according to their classification, undergo a conformity assessment procedure. Except for low-risk medical devices, a conformity assessment procedure requires the intervention of a third-party organization designated by the competent authorities of an EU country, known as a notified body. The competent authorities of the EU countries separately regulate the clinical research for medical devices and the market surveillance of products once they are placed on the market.

The PerQdisc was categorized as a class IIb device according to the MDD. Under the MDR (which has repealed and replaced the MDD), the PerQdisc device will be up classified as a class III medical device. MDR classification of medical devices is a risk-based system that takes into account the vulnerability of the human body and the potential risks associated with the medical device. The device classification system uses criteria such as duration of contact with the body, degree of invasiveness, local versus systemic effects, and potential toxicity. The MDR classification rules are established in Annex VIII of Regulation (EU) 2017/745 on medical devices (MDR). The medical device classification dictates the regulations that are applicable to the device and outlines conformity assessment routes as well as clinical investigation requirements and post-market surveillance requirements.

Our PerQdisc CE certificate, which we obtained from our notified body, GMED, LNE, in May 2021, was suspended in September 2022 meaning we can no longer affix the CE mark to our PerQdisc device. We plan to continue to work with our notified body to remove the suspension of our CE certificate in the EU, but there is no guarantee that we will be successful or on what timing. In order to remove the suspension of our CE certificate, our notified body has confirmed that they require clinical evaluation data (including data with a statistically relevant number of subjects, a follow-up period and target patient population adapted to the device and the technique), which will present challenging patient consent and record-keeping requirements.

Even if our notified body agrees that our CE mark may be reinstated, as our original CE certificate was issued under the MDD (which has now been repealed and replaced by the MDR), our device must be re-assessed for conformity with the MDR before the expiration of the transition period in order for us to continue to be able to place our product on the market. The PerQdisc device is a class IIb implantable medical device under the MDD. Class IIb implantable medical devices lawfully placed on the market pursuant to the MDD prior to May 26, 2021 may generally continue to be made available on the market or put into service until, at the latest, December 31, 2027, provided certain requirements under the MDR are fulfilled (including requirements for post-market surveillance, quality management systems, and engagement with notified bodies). This application process for certification under the MDR may require further clinical investigations and a new conformity assessment must be conducted by our notified body to confirm compliance with the MDR. Given the expanded scope of medical devices that require notified body review and approval under the MDR, we expect that our notified body will face resource limitations. Accordingly, our ability to re-file and obtain our CE mark under the MDR is a highly uncertain process and is likely to require substantial additional time and expense. See “— U.S. and European regulatory reforms may make it more difficult and costly for us to obtain regulatory clearances or approvals, and to manufacture, market, and distribute our products after approval is obtained.”

We will not be able to market or commercialize PerQdisc in the EU unless or until we achieve this clearance. There is no guarantee that we will be able to convince our notified body to remove the suspension for PerQdisc’s CE certificate.

We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries.

The MDR and associated rules are generally applicable in the European Economic Area, which consists of the 27 EU Member States plus Norway, Liechtenstein and Iceland. In addition to the U.S. and the EU, we intend to continue to seek domestic and international regulatory clearance or approval to market our product in Great Britain (i.e., England, Wales and Scotland), Japan, China, and other key markets. The approval procedures vary among countries and may involve requirements for substantial additional testing, and the time required to obtain approval may differ from country to country.

For example, we must register our device with the Medicines and Healthcare Products Regulatory Agency (“MHRA”) before we are able to place them on the Great Britain Market. The MHRA will only register devices where the manufacturer or their United Kingdom Responsible Person has a registered place of business in the United Kingdom. Manufacturers based outside the United Kingdom will need to appoint a UK Responsible Person that has a registered place of business in the United Kingdom to register devices with the MHRA. In Great Britain, all medical devices also will require a UK Conformity Assessed (“UKCA”) mark. CE certificates issued by EU notified bodies will remain valid until, at the latest, June 30, 2030, but UKCA marks are not recognized in the EU. The rules for placing medical devices on the market in Northern Ireland, which is part of the United Kingdom, differ from those in the rest of the United Kingdom. We cannot guarantee that we will be able to comply with these regulations, which would prevent us from marketing or selling our products in Great Britain.

Clearance or approval by the FDA or obtaining a CE certification does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval, or a CE certification for a medical device in the EU, in addition to other risks. The time required to obtain foreign approval may differ from that required to obtain FDA clearance or approval, or a CE certification in the EU, and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any market. If we fail to receive necessary approvals or certifications to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations, and financial condition could be adversely affected.

U.S. and European regulatory reforms may make it more difficult and costly for us to obtain regulatory clearances or approvals, and to manufacture, market, and distribute our products after approval is obtained.

From time to time, Congress introduces legislation that could significantly change the statutory provisions governing the regulatory approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA, including as a result of leadership, personnel and structural changes within the FDA as well as federal election outcomes. Regulations and guidance may be revised or reinterpreted in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times for our product candidate, and could make it more difficult and costly to obtain clearance or approval. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval for our product would jeopardize our ability to continue operations.

The MDR was published by the E.U. in 2017 and became effective on May 26, 2021. New medical devices marketed in the EU now require certification according to these new requirements, however devices with an existing certificate under the MDD must be certified under the MDR before the expiration of the applicable transition period. The PerQdisc device is a class IIb implantable medical device under the MDD. Class IIb implantable medical devices lawfully placed on the market pursuant to the MDD prior to May 26, 2021 may generally continue to be made available on the market or put into service until, at the latest, December 31, 2027, provided certain requirements under the MDR are met (including requirements for post-market surveillance, quality management systems, and engagement with notified bodies). However, SST’s CE mark for PerQdisc as a class IIb device under the MDD was suspended and is unlikely to be reinstated. As a result, SST will likely need to re-file for a CE mark under the new MDR, pursuant to which the PerQdisc is a class III medical device.

The new EU MDR includes significant changes to the rules for placing medical devices on the market and requires extensive post-market surveillance. Changes include:

•        strengthening the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market;

•        strengthening of the clinical data requirements related to medical devices;

•        strengthening of the designation and monitoring processes governing notified bodies;

•        creating the obligation for manufacturers and authorized representative to have a person responsible for regulatory compliance continuously at their disposal;

•        providing that authorized representatives are held legally responsible and liable for defective products placed on the EU market;

•        providing for increased traceability of medical devices following the introduction of a Unique Device Identification (“UDI”), system;

•        creating new rules governing the reprocessing of medical devices; and

•        creating increased transparency with the establishment of an EU database on medical devices (“EUDAMED”) containing information on economic operators, CE certificates, notified bodies, clinical investigations, UDI and device registration, adverse event reporting and market surveillance that would be available to the public.

The MDR also substantially impacts clinical investigations of medical devices. Among other things, it imposes specific obligations concerning incapacitated subjects, minors, pregnant or breastfeeding women and clinical investigations in emergency situations. In addition to detailed provisions concerning the authorization and conduct of clinical investigations, the MDR imposes on non-EU sponsors a responsibility to appoint a legal representative established in the EU and an obligation on EU Member States to ensure that systems for compensation for any damage suffered by a subject resulting from participation in a clinical investigation conducted on their territory are in place and places on sponsors and investigators the obligation to ensure they make use of these systems.

It will be challenging for us to comply with the MDR’s heightened compliance standards for PMCF. The PMCF process requires a full investigation protocol and collecting clinical data on a significant number of patients after a product is commercialized. The data collection process requires patient consent procedures that many hospitals are unable or unwilling to comply with, which restricts the number of available sites for conducting the clinical follow-up that the MDR requires. We expect these requirements to restrict the number of centers who are willing to purchase our product, which will harm our business.

The Company and the Notified Bodies who will oversee compliance to the new MDR face significant uncertainties as the MDR is rolled out and enforced by the applicable regulatory authorities in the upcoming years. Notified Bodies have lengthened their review times and may not have sufficient resources or expertise to implement the MDR, which could result in the issuance of CE marks under the MDR to be significantly delayed, canceled, or otherwise rejected. Penalties for regulatory non-compliance can be severe, including fines and revocation or suspension of a company’s business license, mandatory price reductions and criminal sanctions.

In addition, in Great Britain, all medical devices will require a UK Conformity Assessed (“UKCA”) mark. Compliance with the UK medical devices legislation is a prerequisite to be able to affix the UKCA mark to our products, when and if approved, without which they cannot be sold or marketed in Great Britain.

Even if our products are approved by regulatory authorities, if we, our contractors, or our suppliers fail to comply with ongoing FDA or other foreign regulatory requirements, or if we experience unanticipated problems with our current or future products, these products could be subject to restrictions or withdrawal from the market.

If we receive regulatory clearance or approval of PerQdisc or other future products, we will remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, post-approval clinical data, sale, promotion, import, export, registration, and listing of devices.

In addition, we will be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting to the FDA and the EU authorities of adverse events and malfunctions related to our products and submitting periodic reports to the FDA. If we fail to report these events to the FDA or applicable authority in another country within the required timeframes, the FDA or other applicable authorities could take enforcement action against us.

We and our suppliers and manufacturers also must continue to comply with FDA’s Quality System Regulations (“QSR”) and International Standards Organization (“ISO”) regulations for the manufacture of our products and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, and shipping of any product for which we obtain regulatory clearance or approval, or a CE certification.

The FDA and other regulatory authorities, including foreign authorities, have broad enforcement powers. The failure by us or one of our suppliers to comply with applicable statutes and regulations, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•        untitled letters, warning letters, fines, injunctions, consent, and civil penalties;

•        unanticipated expenditures to address or defend such actions;

•        customer notifications for repair, replacement, refunds;

•        voluntary or mandatory recall, detention, or seizure of our products;

•        operating restrictions or partial suspension or total shutdown of production;

•        refusing or delaying our requests for 510(k) clearance or PMA and conformity assessments of new products or modified products;

•        changes to labeling and limitations on the intended uses for which the product may be marketed;

•        withdrawing 510(k) clearances or PMA approvals that have already been granted;

•        future additional suspensions, variations or withdrawals of CE certificates;

•        refusal to grant export approval for our products; and

•        criminal prosecution.

If product malfunctions do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Regulatory enforcement or inquiries, or other increased scrutiny on us, could also adversely affect our reputation and the perceived safety and effectiveness of our products, which would dissuade some surgeons from using them. In addition, our response to adverse regulatory action could result in inability to produce our products in a cost-effective and timely manner or at all, decreased sales, higher prices, lower margins, additional unplanned costs or actions, damage to our reputation, and could have material adverse effect on our reputation, business, results of operations, and financial condition.

We may be subject to enforcement action, including fines, penalties or injunctions, if we are determined to be engaging in the off-label promotion of our products.

If we obtain approval for PerQdisc or any future product candidates, our promotional materials and training methods must comply with FDA and other applicable national and foreign laws and regulations, including the prohibition of the promotion of off-label use. Physicians may use our products off-label, as the FDA and equivalent third country authorities do not restrict or regulate a physician’s choice of treatment within the practice of medicine.

If the FDA or foreign or state regulator determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, require us to stop promoting our products for those specific procedures until we obtain FDA or third country authority clearance or approval for them, or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fines, and criminal penalties. Such an event could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false or fraudulent claims for payment of government fund.

In that event, our reputation could be damaged and adoption of the products would be impaired. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

Modifications to our products may require 510(k) clearances or premarket approvals and new conformity assessment by our notified body, or may require us to cease marketing or recall the modified products until clearances, approvals, or CE certifications are obtained.

If we obtain regulatory approvals to market PerQdisc, we will continue to consider product improvements in order to remain competitive. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, for products initially cleared through a 510(k), any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. Both the 510(k) and PMA processes can be uncertain, expensive and lengthy and require the payment of significant fees, unless exempt.

The FDA requires every manufacturer to determine and document whether a proposed modification would require additional clearance or approval, which is dependent on whether the proposed modification could significantly affect safety or effectiveness of a previously approved product or represents a major change in its intended use. The FDA may review any manufacturer’s decision and may not agree with the manufacturer’s decisions regarding whether new clearances or approvals are necessary. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until such marketing authorization has been granted. The FDA may also on its own initiative determine that a new clearance or approval is required. If we market and sell a modified product without obtaining a new clearance or approval that the FDA deems to be required, we may be subject to significant enforcement actions, regulatory fines, or penalties, which could require us to redesign our products and harm our operating results.

Where we determine that modifications to our products require a 510(k) clearance or PMA, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. FDA’s ongoing review of the 510(k) program may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when we must submit a new application for a modification to a previously cleared product, or by applying more onerous review criteria to such submissions.

In the EU, we must inform the notified body that carried out the conformity assessment of the medical devices we market or sell in the EU of any planned substantial changes to our quality system, manufacturing process, or changes to our devices which could affect compliance with the essential requirements or the devices’ intended use. The notified body will then assess the changes and verify whether they affect the products’ conformity with the general safety and performance requirements under the EU medical devices legislation. There can be no assurances that the assessment will be favorable and that the notified body will attest to our compliance with the applicable requirements, which will prevent us from selling our products in the EU. Moreover, any substantial changes that take place in the coming years may impact the continuing effectiveness of our CE certification that was issued on the basis of the MDD.

There is no guarantee that the FDA will grant 510(k) clearance or PMA of our future products or that our notified body will issue the required CE certificate, and failure to obtain necessary clearances or approvals for our future products would adversely affect our business prospects.

We and our sales representatives must comply with U.S. federal and state fraud and abuse laws, including those relating to healthcare provider kickbacks and false claims for reimbursement, and other applicable federal and state healthcare laws, as well as equivalent foreign laws, and failure to comply could negatively affect our business.

Healthcare providers, distributors and third-party payors play a primary role in the distribution, recommendation, ordering, and purchasing of any implant or other medical device for which we have or obtain marketing clearance or approval. If we obtain regulatory approval for PerQdisc and begin commercializing our surgical implant system, particularly if such activities occur in the United States, we expect that our arrangements with customers and third-party payors will expose us to the risk that our employees, independent contractors, principal investigators, consultants, vendors, or third-party distributors may engage in fraudulent or other illegal activity.

Misconduct by these parties could include, among other infractions or violations, intentional, reckless and/or negligent conduct or unauthorized activity that violates FDA regulations, manufacturing standards, federal and state healthcare fraud and abuse laws and regulations, laws that require the true, complete, and accurate reporting of financial information or data, other commercial or regulatory laws or requirements, and equivalent foreign rules. It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations, and government authorities may conclude that our business practices do not comply with applicable fraud and abuse or other healthcare laws and regulations or guidance despite our good faith efforts to comply.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, physician self-referral and false claims laws. Our relationships and our potential distributors’ relationships with surgeons, other healthcare professionals, and hospitals are subject to scrutiny under these laws. For example, we are subject to the federal health care Anti-Kickback Statute, the federal civil False Claims Act, the Health Insurance Portability and Accountability Act (“HIPAA”) and the U.S. Physician Payments Sunshine Act, each of which is described in detail in the sections entitled, “SST’s Business — Healthcare Fraud and Abuse” and “SST’s Business — Data Privacy and Security Laws.”

Certain states and countries also have enacted analogous state and foreign law equivalents of each of the above federal laws and may also mandate implementation of corporate compliance programs, require compliance with the industry’s voluntary compliance guidelines, impose restrictions on device manufacturer marketing practices, and/or require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities. Many of these state and foreign laws differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If we or our employees are found to have violated any of the above laws we may be subject to significant administrative, civil and criminal penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare, Medicaid, and equivalent foreign programs, significant fines, monetary penalties and damages, imposition of compliance obligations and monitoring, the curtailment or restructuring of our operations, and damage to our reputation.

We have relationships with physicians and other professionals who may in the future become customers or refer patients and other professionals to our product. For example, certain SST equity owners are surgeons who have either purchased SST membership units or received units as consideration for services. At the Effective Time, the SST membership units held by these individuals will convert into Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock in accordance with the Merger Agreement. In addition, we currently compensate three surgeons for consulting and advisory services that they provide to us, including Dr. Frank Phillips, who is expected to serve on the Board of Surviving Pubco following the Business Combination. Certain of these individuals also hold Class RB2 Units of SST, which are incentive awards intended to constitute profits interests. Their Class RB2 Units will vest in full and convert into Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock upon consummation of the Business Combination, as provided in the Merger Agreement.

While we endeavor to comply with applicable exceptions and safe harbors under anti-kickback and other laws, certain of our current arrangements with physicians and other potential referral sources may not qualify for safe harbor protection. Failure to meet a safe harbor does not mean that the arrangement necessarily violates a statute, but it may subject the arrangements to greater scrutiny. We cannot offer assurances our practices will be found to comply with these regulations. Regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to significant penalties and criminal, civil and administrative liability. We would be materially and adversely affected if regulatory agencies interpret our financial relationships with surgeons who order our products to be in violation of applicable laws and we were unable to comply with such laws.

Various state and federal regulatory and enforcement agencies continue actively to investigate violations of health care laws and regulations. To enforce compliance with the federal laws, the U.S. Department of Justice exercises continued scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with a government investigation can be time- and resource-consuming and can divert management’s attention from the business. Additionally, if a healthcare company settles an investigation with the Department of Justice or other law enforcement agencies, it may need to agree to additional onerous compliance and reporting requirements as part of a consent decree, deferred or non-prosecution agreement, or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our financial condition and divert resources and the attention of our management from operating our business.

The scope and enforcement of these laws is uncertain and subject to rapid change. The shifting compliance environment and the need to build and maintain robust and expandable systems and processes to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that we may run afoul of one or more of the requirements or that federal or state regulatory authorities might challenge our current or future activities under these laws. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

Our failure to adequately protect personal information in compliance with evolving legal requirements could harm our business.

In the ordinary course of our business, we collect and store sensitive data, including legally protected personally identifiable information. We collect this kind of information for billing, reimbursement support, marketing purposes, post-marketing safety vigilance, servicing potential warranty claims and during the course of clinical trials. In doing so, we are subject to various federal, state and foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers, such as HIPAA in the U.S. and regulations in the European Union (“EU”), which are described in detail in the section entitled “SST’s Business — Data Privacy and Security Laws.”

The California Consumer Privacy Act, which became effective on January 1, 2020, as amended by the California Privacy Rights Act (“CCPA”), requires a broad range of businesses to honor the requests of California residents to access and require deletion of their personal information, opt out of certain personal information sharing, receive detailed information about how their personal information is used and shared, correct inaccurate personal information, and limit the use and disclosure of certain sensitive personal information. The CCPA provides for civil penalties of up to $7,500 for intentional violations, and a private right of action for data breaches that allows private plaintiffs to seek the greater of actual damages or statutory damages of up to $750 per consumer per data breach. These remedies are expected to increase data breach litigation. Although the CCPA includes exemptions for certain clinical trials data, and protected health information governed by HIPAA, the law may increase our compliance costs and potential liability with respect to other personal information we collect about California residents.

Our compliance costs and potential liability with respect to personal information may also increase in response to other states adopting and considering initiative regarding protection of personal information, including Virginia’s Consumer Data Protection Act (“CDPA”), the Colorado Privacy Act (“CPA”), and comprehensive data privacy legislation in Utah and Connecticut. While these laws are similar in certain respects, the laws differ and compliance with one law does not equate to compliance with the other laws. Several other states (including Washington, New York, and Minnesota) also are considering comprehensive privacy legislation that could further complicate and increase the cost of complying with various state privacy laws. If states pass a patchwork of privacy laws, this also could increase pressure on the U.S. Congress to harmonize privacy laws through federal legislation.

We have in the past, and could be in the future, subject to data breaches. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement actions against us, which could harm our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the U.S., and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Moreover, if the relevant laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our data practices or the operation of our products, or if we expand into new regions and are required to comply with new requirements, we may need to expend resources in order to change our business operations, data practices, or the manner in which our products operate. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products.

We are subject to regulatory risks associated with our non-U.S. operations.

The US Foreign Corrupt Practices Act (“FCPA”) prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Other anti-corruption or anti-bribery laws, such as the United Kingdom Bribery Act (“UKBA”), prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business in foreign countries. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of slush funds from which such improper payments can be made. Because of the predominance of government-sponsored healthcare systems around the world, many of our customer relationships outside of the U.S. are with governmental entities and are therefore subject to such anti-bribery laws. Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, and result in a material adverse effect on our business, results of operations, and financial condition. We also could suffer severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures, including further changes or enhancements to our procedures, policies, and controls, as well as potential personnel changes and disciplinary actions.

Furthermore, we are subject to anti-boycott laws, anti-money laundering laws, and the export controls and economic embargo rules and regulations of the U.S., including, but not limited to, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as the laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute, or otherwise transfer our products or technology to prohibited countries or persons. A determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines and enforcement actions and civil and/or criminal sanctions, the disgorgement of profits, and the imposition of a court-appointed monitor, as well as the denial of export privileges, and may have an adverse effect on our reputation. In addition, an allegation that we have failed to comply may distract our management and other personnel and disrupt our operations.

We are subject to environmental laws and regulations that can impose significant costs and expose us to potential financial liabilities.

The manufacture of certain of our products, including our implants and products, and the handling of materials used in the product testing process involve the use of biological, hazardous and/or radioactive materials and wastes. Our business and facilities and those of our suppliers are subject to foreign, federal, state, and local laws and regulations relating to the protection of human health and the environment, including those governing the use, manufacture, storage, handling, and disposal of, and exposure to, such materials and wastes. We own and operate certain x-ray equipment at our facilities which requires adoption of a radiation safety plan. Our failure to follow such safety plan or otherwise use this equipment properly could be hazardous to our employees and expose us to liability as the employer. In addition, under some environmental laws and regulations, we could be held responsible for costs relating to any contamination at our past or present facilities and at third-party waste disposal sites even if such contamination was not caused by us. A failure to comply with current or future environmental laws and regulations could result in severe fines or penalties. Any such expenses or liability could have a significant negative impact on our business, results of operations, and financial condition.

Climate change, or legal, regulatory or market measures to address climate change may materially adversely affect our financial condition and business operations.

Climate change presents risks to our current and future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or flooding. Such extreme weather conditions and other conditions caused by or related to climate change could increase our operational costs, pose physical risks to our facilities and adversely impact our supply chain, including: manufacturing and distribution networks, the availability and cost of raw materials and components, energy supply, transportation, or other inputs necessary for the operation of our business. We rely on a single-source supplier with a facility in an area that is prone to natural disasters, which could disrupt their ability to timely deliver product components to us.

The impacts of climate change on global water resources may result in water scarcity, which could impact our ability to access sufficient quantities of water in certain locations and result in increased costs. Concerns over climate change could have an impact on customer demand for our products and result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment.

Although it is difficult to predict and adequately prepare to meet the challenges to our business posed by climate change, if new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet the regulatory obligations as well as adverse impacts on raw material sourcing, manufacturing operations and the distribution of our products.

Risks Related to Our Intellectual Property

If we or our licensors fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, or if the scope of our patents is not sufficiently broad, the value of our intellectual property rights would diminish and our ability to successfully commercialize our products may be impaired.

We protect our intellectual property through a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, trade secret and other intellectual property laws. As of March 7, 2024, we own 17 issued U.S. patents and 3 pending U.S. patent applications, and we own or have an ownership interest in 36 issued foreign patents and 9 pending foreign patent applications. We have focused our foreign patent efforts in commercially relevant jurisdictions, including China, Europe, and Japan. Our current patents covering the PerQdisc implant have projected expiration dates ranging from 2030-2039. Competitors may try to market similar devices upon the expiration of the patents, and we are currently unaware of any third party that is infringing (or has infringed) our issued patents.

As of March 7, 2024, we have one allowed trademark in the United States. We have sought protection for this trademark in 6 countries including the 27 member countries of the European Union through the Madrid Protocol.

The patent position of medical device and diagnostic companies generally is highly uncertain and involves complex legal and factual questions which are dependent upon the current legal and intellectual property context, extant legal precedent and interpretations of the law by individuals, and for which legal principles remain unresolved. In recent years, patent rights have been the subject of significant litigation. As a result, the issuance, scope, validity, enforceability and commercial value of the patent rights we rely on are highly uncertain.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Pending and future patent applications may not result in patents being issued at all, may not result in patents being issued in a manner which protect our technology or products, or may not result in patents being issued which effectively prevent others from commercializing competitive technologies and products. In addition, to the extent that we are unable to obtain and maintain patent protection for our technologies or product, or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of any of our planned products.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the U.S., the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we or were the first to file for patent protection of such inventions. If third parties have filed prior patent applications on inventions claimed in our patents or applications that were filed on or before March 15, 2013, an interference proceeding in the U.S. can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the U.S. can be initiated by such third parties to determine whether our invention was derived from theirs.

While we generally apply for patents in those countries where we intend to make, have made, use, or sell our products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure investors that any of our patent applications, including any future licensed-in or owned jointly or completely by us, will be found to be patentable, including over our own prior art publications or patent literature, or will issue as patents. The determination that a patent application or patent claim meets all the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the U.S. Patent and Trademark Office, or the USPTO, or by a court or other trier of fact in the U.S., or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. We cannot make assurances as to the scope or breadth of any claims that may issue from our pending and future patent applications, such that the rights granted to us under our patents, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, those rights, in the U.S. or foreign jurisdictions, could be opposed, contested, or circumvented by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Any such challenge, if successful, could limit patent protection for our technology and products and/or materially harm our business. Moreover, given the amount of time required for the development, testing and regulatory review of new planned products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage.

The issuance of a patent is non-conclusive as to its inventorship, scope, validity or enforceability, and the patents we rely on may be challenged in the courts or patent offices in the U.S. and abroad. There is no assurance that all the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the USPTO or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivation proceedings, ex parte reexaminations, inter partes review, supplemental examinations, or interference proceedings or challenges in district court, in the U.S. or in various foreign patent offices, including both national and regional, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. Patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage. An adverse determination in any such challenge may result in loss of the patent or in patent application or patent claims being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction of the scope of one or more claims of the patent or patent application, any of which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products.

The failure of our patents to adequately protect our technology might make it easier for our competitors to offer the same or similar products or technologies. Competitors, who may have greater resources and may have made significant investments in competing technologies, may be able to design around our patents or develop products that provide outcomes that are comparable to ours without infringing on our intellectual property rights, or may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our technologies and products.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

The U.S. Congress is responsible for passing laws establishing patentability standards. As with any laws, implementation is left to federal agencies and the federal courts based on their interpretations of the laws. Interpretation of patent standards can vary significantly within the USPTO, and across the various federal courts, including the U.S. Supreme Court. Recently, the Supreme Court has ruled on several patent cases, generally limiting the types of inventions that can be patented. Further, there are open questions regarding interpretation of patentability standards that the Supreme Court has yet to decisively address. Absent clear guidance from the Supreme Court, the USPTO has become increasingly conservative in its interpretation of patent laws and standards.

In addition to increasing uncertainty with regard to our ability to obtain patents in the future, the legal landscape in the U.S. has created uncertainty with respect to the value of patents. Depending on any actions by Congress, and future decisions by the lower federal courts and the U.S. Supreme Court, along with interpretations by the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

For example, the U.S. enacted and implemented the America Invents Act of 2011, a wide-ranging patent reform legislation. Further, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents or future patents.

We may not be able to protect or enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our planned products throughout the world may be prohibitively expensive to us. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. For example, a European Unified Patent Court (UPC) came into force during 2023. The UPC will be a common patent court to hear patent infringement and revocation proceedings effective for member states of the European Union. This could enable third parties to seek revocation of any of our European patents or licensed-in European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which any such European patent is validated. Any such revocation and loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time, and may adversely affect our ability to enforce our European patents, whether owned or licensed-in, or defend the validity thereof. We, or our licensor, may decide to opt out our European patents and patent applications from the UPC. If certain formalities and requirements are not met, however, these European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. We cannot be certain that our owned (jointly or fully) or licensed-in European patents or European patent applications will avoid falling under the jurisdiction of the UPC, if we or our licensor decide to opt out of the UPC.

Additionally, laws of some countries outside of the U.S. and Europe do not afford intellectual property protection to the same extent as the laws of the U.S. and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the U.S. and Europe or from selling or importing products made from our inventions in and into the U.S. or other jurisdictions. Consequently, competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as in the U.S. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in international jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Further, such proceedings could put our patents (in that or other jurisdictions) at risk of being invalidated, held unenforceable or interpreted narrowly; put our pending patent applications at risk of not issuing; and provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, we cannot ensure that we will be able to initiate or maintain the same level or quality of patent protection in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of the patents we rely on or narrow the scope of our patent protection. Due to differences between foreign and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. Even if patents are granted outside the U.S., effective enforcement in those countries may not be available. Countries other than the U.S. may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing products. Countries other than the U.S. may, under certain circumstances, force us to grant a license under our patents to a competitor, thus allowing the competitor to compete with us in that jurisdiction or forcing us to lower the price of our product in that jurisdiction. As most of our issued patents are concentrated in the U.S., Europe, China, and Australia, we lack a corresponding scope of patent protection outside of these countries. Additionally, because we have more issued patents in the U.S. than any other jurisdiction and some foreign jurisdictions have subject matter limitations, the scope of protection in other countries is not as extensive as the US scope of protection. For example, patent laws in various jurisdictions, including jurisdictions covering significant commercial markets, such as the European Patent Office, China and Japan, restrict the patentability of methods of treatment of the human body more than U.S. law does. In countries where we do not have significant patent protection, we may not be able to stop a competitor from marketing products in such countries that are the same as or similar to our products.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors and have registered or applied to register many of these trademarks. We cannot assure investors that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure investors that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position.

We also rely on trade secrets, know-how, technology and other proprietary information, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality and intellectual property assignment agreements with parties that develop intellectual property for us and/or have access to it, such as our officers, employees, consultants, collaborators, vendors, and advisors. These agreements are designed to protect our proprietary information; however, we cannot provide assurances that all such agreements have been duly executed. However, in the event of unauthorized use or disclosure or other breaches of such agreements, which may include any disclosure to or misappropriation by third parties of our confidential proprietary information, we may not be provided with meaningful protection for our trade secrets or other proprietary information, and which could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in the market. In addition, our trade secrets, know-how, technology and other proprietary information may otherwise become known or be independently discovered by competitors or other third parties, and we cannot be certain that our trade secrets, know-how, technology and other proprietary information will not be disclosed or that competitors or other third parties will not otherwise gain access to our trade secrets, know-how, technology and other proprietary information, or that technology relevant to our business will not be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees, consultants, collaborators, vendors, or advisors that are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations.

To the extent that our commercial partners, collaborators, employees, vendors, advisors, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. In addition, intellectual property laws in foreign countries may not protect trade secrets and confidential information to the same extent as the laws of the U.S. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition, and results of operations could be materially adversely affected.

We may need to acquire or license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that we may determine are important or necessary to the development of our technology and products, and as such, we may enter into licensing agreements to maintain our competitive position. In addition, it may be necessary for us to use the patented or proprietary technology of one or more third parties to commercialize our current and future products. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

If we determine to license or acquire third-party intellectual property and we are unable to acquire such intellectual property outright, or obtain licenses to such intellectual property from such third parties when needed or on commercially reasonable terms, our ability to commercialize our products at such time would likely be delayed or we may have to abandon development of that product or program and our business and financial condition could suffer. If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property, and as such we may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, where potential future licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty, or other obligations on us. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, which may include such licensors to allege that we have breached our license agreement with them, and accordingly seek damages or to terminate our license, which could adversely affect our competitive business position and harm our business prospects, which may include the ability to successfully develop and commercialize the affected product(s).

If we in-license additional technologies or products in the future, we might become dependent on proprietary rights from third parties with respect to those technologies or products. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to our ability to develop and commercialize any product subject to such licenses.

We may become involved in legal proceedings to protect or enforce our intellectual property rights, which could be expensive, time consuming, or unsuccessful.

If a competitor infringes upon one of our patents, trademarks, or other intellectual property rights, enforcing those patents, trademarks, and other rights may be difficult and time consuming. Litigation is inherently expensive, and the outcome is often uncertain. Even if successful, any litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources to defend our patents or trademarks against challenges or to enforce our intellectual property rights. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. As a result, we may conclude that even if a competitor is infringing any of our patents, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, if third parties infringe any intellectual property that is not material to the products that we make, have made, use, or sell, it may be impractical for us to enforce this intellectual property against those third parties.

Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, in an infringement proceeding, a court may decide that a patent we are asserting is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patents we are asserting do not cover the technology in question. With respect to a counterclaim of invalidity, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. An adverse result in any litigation proceeding could put one or more patents at risk of being invalidated or interpreted narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. If any of our patents are found invalid or unenforceable, or construed narrowly, our ability to stop the other party from launching a competitive product would be materially impaired. Further, such adverse outcomes could limit our ability to assert those patents against future competitors. Loss of patent protection would have a material adverse impact on our business.

Even if we establish infringement of any of our patents by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay us a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on our business.

Litigation often involves significant amounts of public disclosures. Such disclosures could have a materially adverse impact on our competitive position or our stock prices. During any litigation, we would be required to produce voluminous records related to our patents and our research and development activities in a process called discovery. The discovery process may result in the disclosure of some of our confidential information. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments.

Concurrently with an infringement litigation, third parties may also be able to challenge the validity of our patents before administrative bodies in the U.S. or abroad. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our products, potentially negatively impacting any concurrent litigation.

Interference or derivation proceedings provoked by third parties or brought by USPTO or any other patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to patents and patent applications. In addition to challenges during litigation, third parties can challenge the validity of our patents in the U.S. using post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent filed March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which may result in a loss of the challenged patent right to us. We may become involved in proceedings, including oppositions, interferences, derivation proceedings inter partes reviews, patent nullification proceedings, or re-examinations, challenging our patent rights or the patent rights of others, and the outcome of any such proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, important patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Our business also could be harmed if a prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may also become involved in disputes with others regarding the ownership of intellectual property rights. If we are unable to resolve these disputes, we could lose valuable intellectual property rights.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on our reputation. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

We may be subject to damages resulting from claims that we, our employees, or our third-party distributors have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Some of our employees, consultants, contractors, advisors, or vendors were previously employed or are employed by universities, or at other biotechnology, medical device, or pharmaceutical companies, including our competitors or potential competitors, and in some cases were employed until recently. Some of these employees, consultants, contractors, advisors, consultants, or vendors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such employment. In the future, we may engage third-party distributors who sell, or in the past have sold, products of our competitors. We may be subject to claims that we, our employees, consultants, contractors, advisors, consultants, vendors, or third-party distributors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these current or former employers, competitors or other third parties. Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our business to the infringement claims discussed below.

Even if we are successful in defending against these claims, litigation or other legal proceedings relating to such claims could result in substantial costs, divert the attention of management from our core business. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and securities analysts or investors could perceive these results to be negative, all of which could harm our reputation. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could have a material adverse effect on our ability to compete in the marketplace. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. There can be no assurance that this type of litigation will not occur, and any future litigation or the threat thereof may adversely affect our ability to hire additional direct sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations, and financial condition.

Others may challenge inventorship or claim an ownership interest in our intellectual property which could expose us to litigation and have a significant adverse effect on our prospects.

Determinations of inventorship can be subjective. While we undertake to accurately identify correct inventorship of inventions made on our behalf by our employees, consultants and contractors, an employee, consultant or contractor may disagree with our determination of inventorship and assert a claim of inventorship. Any disagreement over inventorship could result in our being forced to defend our determination of inventorship in a legal action which could result in substantial costs and be a distraction to our senior management and scientific personnel.

While we typically require employees, consultants and contractors who may develop intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in obtaining execution of assignment agreements with each party who in fact develops intellectual property that we regard as our own. If we are unsuccessful in obtaining assignment agreements from an employee, consultant or contractor who develops intellectual property on our behalf, the employee, consultant or contractor may later claim ownership of the invention. Any disagreement over ownership of intellectual property could result in our losing ownership, or exclusive ownership, of the contested intellectual property, paying monetary damages and/or being enjoined from clinical testing, manufacturing and marketing of the affected product candidate(s). Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, and/or prevent us from developing or marketing our existing or future products.

Patent litigation is prevalent in the medical device and diagnostic sectors. Our commercial success will depend in part on upon our ability and that of our distributors, contract manufacturers, and suppliers to manufacture, to market, to sell our planned products, and to use our proprietary technologies without infringing the patents or misappropriating or otherwise violating the proprietary rights of third parties. Significant litigation regarding patent rights exists in our industry. Our competitors in both the U.S. and abroad, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with our ability to make and sell our products. We may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Third parties may assert infringement claims against us based on existing or future intellectual property rights. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that we may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Medical device and diagnostic industries have produced a significant number of patents and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable and we may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion.

We have conducted a limited review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved, and the uncertainty of litigation increase the risk of management’s attention being diverted to patent litigation. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. Further, as the number of participants in the medical device industry grows, the possibility of intellectual property infringement claims against us increases.

If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages, including treble, or triple, damages if an infringement is found to be willful, and/or royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations, and financial condition. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or product.

Risks Related to Our Common Stock and Being a Public Company

Certain of our investors will have significant influence over us after completion of the Business Combination, and their interests may conflict with ours or yours in the future.

Immediately following the Business Combination, investment entities affiliated with the Sponsor and Randall Mays, together with BlueRiver’s directors and officers and entities affiliated with such persons (the “Initial Shareholders”) will own, collectively, approximately 19.3% of our outstanding common stock, assuming that none of BlueRiver’s outstanding public shares are redeemed in connection with the Business Combination, and approximately 20.6% of our outstanding common stock, assuming that assuming the redemption of all Public Shares (being our estimate of the maximum number of Public Shares that could be redeemed in connection with the Business Combination in order to satisfy the closing conditions contained in the Merger Agreement). In addition, certain SST Holders who are expected to become officers or directors of the Surviving Pubco at Closing (the “SST Management”) will collectively own approximately 28.2% of our outstanding common stock, assuming that none of BlueRiver’s outstanding public shares are redeemed in connection with the Business Combination, and approximately 30.0% of our outstanding common stock, assuming the redemption of all Public Shares.

For so long as the Initial Shareholders and the SST Management continue to own a significant percentage of our stock, they will be able to significantly influence the composition of our board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, the Initial Shareholders and the SST Management, and certain individuals within these groups, will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our certificate of incorporation and bylaws, which govern the rights attached to our common stock. In particular, for so long as the Initial Shareholders and the SST Management continue to own a significant percentage of our stock, the Initial Shareholders and the SST Management will be able to cause or prevent a change of control of us or a change in the composition of our board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

The Initial Shareholders, their affiliates, and certain SST Holders also engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of their business activities, the Initial Shareholders, their affiliates, and certain SST Holders may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. In addition, the Initial Shareholders, SST Management, and certain SST Holders may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.

SST does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.

SST does not have experience operating as a public company subject to U.S. federal securities laws. SST’s officers and directors lack experience in managing a public company subject to U.S. federal securities laws, which makes their ability to comply with applicable laws, rules and regulations uncertain. SST’s failure to comply with all applicable laws, rules and regulations could subject SST to U.S. regulatory scrutiny or sanction, which could harm its reputation and share price.

SST has not previously been required to prepare or file periodic or other reports with the SEC or to comply with the other requirements of U.S. federal securities laws. They have not previously been required to establish and maintain the disclosure controls and procedures, and internal control over financial reporting applicable to an entity that is a foreign private issuer under U.S. federal securities laws, including the Sarbanes-Oxley Act. SST may experience errors, mistakes and lapses in processes and controls, resulting in failure to meet requisite U.S. standards.

As a public company subject to U.S. federal securities laws, SST will incur significant legal, accounting, insurance, compliance, and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations may require members of its management and its finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled.

If it fails to adequately implement the required governance and control framework, SST may fail to comply with the applicable rules or requirements associated with being a public company subject to U.S. federal securities laws. Such failure could result in the loss of investor confidence, could harm SST’s reputation, and cause the market price of SST Ordinary Shares to decline.

Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner or result in making filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, as well as damage to SST’s reputation, business, financial condition, operating results and share price.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act, stock exchange listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition and results of operations.

SST’s management has identified a number of material weaknesses in its internal control over financial reporting. If SST is unable to remediate the material weaknesses, or if other control deficiencies are identified, Surviving Pubco may not be able to accurately report financial results, prevent fraud or file timely periodic reports as a public company, which may adversely affect investor confidence and the value of Surviving Pubco’s stock.

As a private company, SST was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. As a public company, Surviving Pubco will be required to provide management’s attestation on internal control over financial reporting. If Surviving Pubco is unable to establish or maintain appropriate internal control over financial reporting or implement these additional requirements in a timely manner or with adequate compliance, it could result in material misstatements in its consolidated financial statements, failure to meet its reporting obligations on a timely basis, increases in compliance costs, and subject Surviving Pubco to adverse regulatory consequences, all of which may adversely affect investor confidence in Surviving Pubco and the value of Surviving Pubco Common Stock.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, SST management identified a number of material weaknesses in internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that were identified as of December 31, 2022 are material weaknesses related to inappropriate user access to our information technology systems and our accounting for our convertible debt instruments, profit interest units, income taxes and inventory.

We are currently assessing remedial measures, and further strengthening our accounting staff and internal controls, by temporarily engaging external accounting experts with the appropriate knowledge to supplement our internal resources. We plan to take additional steps to remediate the material weaknesses and improve our accounting function, including:

•        hiring additional senior level and staff accountants to support the timely completion of financial close procedures and provide additional needed technical expertise; and

•        in the interim, continuing to engage third parties as required to assist with technical accounting, application of new accounting standards, tax matters and valuations and the technical accounting associated with business combinations resulting from potential future acquisitions.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these procedures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our shares to decline.

Since the completion of BlueRiver’s IPO, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies. Accordingly, securities of companies such as ours may be more volatile than other securities and may involve special risks.

Since the completion of BlueRiver’s IPO, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies like ours. Throughout 2022, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, our securities are subject to potential downward pressures, which may result in high levels of exercise of redemptions rights, reducing the cash available from the Trust Account. If there are substantial redemptions, there will be a lower public float of the Surviving Pubco Common Stock shares following the Closing, which may cause further volatility in the price of our securities and adversely impact our ability to secure financing following the closing of the Business Combination.

Securities of companies formed through mergers with special purpose acquisition companies such as ours may experience a material decline in price relative to the share price of the special purpose acquisition companies prior to the merger.

As with most special purpose acquisition companies’ initial public offerings in recent years, BlueRiver issued shares for $10.00 per share upon the closing of its IPO. As with other special purpose acquisition companies, the $10.00 per share price of BlueRiver reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the closing of the Business Combination. Following Closing, the shares outstanding will no longer have any such Redemption Right and may be dependent upon the fundamental value of the combined company, as well as other relevant factors such as market conditions and trading multiples, and the securities of other companies formed through mergers with special purpose acquisition companies in recent years may be significantly less than $10.00 per share.

The market price of the Class A common stock after the Business Combination may be affected by factors different from those currently affecting the price of the BlueRiver Class A ordinary shares, and the value of the Company’s Class A Common Stock and the Surviving Company Class A Membership Interests and corresponding Surviving Pubco Class V Common Stock exchangeable into such Class A Common Stock may be significantly less than current trading prices of BlueRiver Class A ordinary shares.

Upon completion of the Business Combination, holders of SST Membership Interest units will become holders of Surviving Company Class A Membership Interests and corresponding non-economic voting shares of Surviving Pubco Class V Common Stock. Prior to the Business Combination, BlueRiver has limited operations. Upon completion of the Business Combination, the Company’s results of operations will depend upon the performance of the SST business, which is affected by factors that are different from those currently affecting the results of operations of BlueRiver. Accordingly, the market price of the Class A Common Stock following the Business Combination and the value of the per unit merger consideration to existing SST Membership Units may be significantly less than the $10.00 assumed value used in the Merger Agreement used for determining the total number of Surviving Company Class A Membership Interests and corresponding Surviving Pubco Class V Common Stock exchangeable into such Class A Common Stock received by the SST equityholders in the Business Combination. For details of factors affecting the results of operations of SST, see “— Risks Related to SST’s Business and Surviving Pubco Following the Business Combination.”

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

Following the completion of the Business Combination, we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report following the completion of the Business Combination. The process of designing and implementing internal control over financial reporting required to comply with this requirement will be time-consuming, costly and complicated. If during the evaluation and testing process we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. See “— SST’s management has identified a number of material weaknesses in its internal control over financial reporting. If SST is unable to remediate the material weaknesses, or if other control deficiencies are identified, Surviving Pubco may not be able to accurately report financial results, prevent fraud or file timely periodic reports as a public company, which may adversely affect investor confidence and the value of Surviving Pubco’s stock.” In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

In addition, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for as long as we qualify for scaled “smaller reporting company” disclosure under the Exchange Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our certificate of incorporation and bylaws to be effective in connection with the closing of the Business Combination and the Delaware General Corporation Law, or the DGCL, contain provisions that could delay or prevent a change in control of our company, even if such an event might be beneficial to our stockholders. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•        a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•        the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•        the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•        the requirement that directors may only be removed from the Company Board for cause;

•        the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors, or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of the Company Board and stockholder meetings;

•        the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of the Company Board to amend the Bylaws, which may allow the Company Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for our stockholders to realize value in a corporate transaction.

The forms of the Certificate of Incorporation and Bylaws are attached as Annex B and D to this proxy statement/prospectus and we urge you to read them.

Our bylaws will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our bylaws to be effective in connection with the closing of the Business Combination, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or these Bylaws, or (iv) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. The forgoing provisions will not apply to any claims arising under the Exchange Act or the Securities Act and, unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

This choice of forum provision in our bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Surviving Pubco or its directors, officers, or other employees and this limitation may have the effect of discouraging lawsuits or make the Surviving

Pubco securities less attractive to investors. Further, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against the Surviving Pubco its directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, the Surviving Pubco would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Certificate or Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and the Surviving Pubco cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in the Surviving Pubco’s Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, it may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm the Surviving Pubco’s business.

Because we have no current plans to pay regular cash dividends on our common stock following the Business Combination, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following the Business Combination. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board may deem relevant. In addition, our ability to pay dividends may in the future be limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur.

Risks Related to Organizational Structure After the Business Combination

The Surviving Pubco’s only material asset will be its interest in the Surviving Company, and the Surviving Pubco will be accordingly dependent upon distributions from the Surviving Company to pay dividends, taxes and other expenses.

Upon the consummation of the Business Combination, Surviving Pubco will be a holding company with no material assets other than its equity interests in the Surviving Company. As such, Surviving Pubco will not have any independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of the Surviving Company and its subsidiaries. We note that the Business Combination will be structured as an Up-C transaction, whereby the SST Holders will retain a direct equity ownership in the Surviving Company, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Surviving Company Class A Membership Units, which will be redeemable at the option of the holder of such units, and if such option is exercised, will be exchangeable, at the option of Surviving Pubco, for an equal number of shares of Surviving Pubco Class A Common Stock or cash (together with the cancellation of an equal number of shares of Surviving Pubco Class V Common Stock). We intend to cause the Surviving Company to make distributions to Surviving Pubco, in an amount at least sufficient to allow for the payment of all applicable taxes, and to pay the corporate and other overhead expenses of the Surviving Pubco. There can be no assurance, however, that the Surviving Company and its subsidiaries will generate sufficient cash flow to distribute funds to Surviving Pubco, or that applicable legal or, if any, contractual restrictions, will permit such distributions. It could materially and adversely affect the liquidity and financial condition of the Surviving Pubco if the Surviving Company is restricted from, or otherwise unable to, distribute sufficient cash to Surviving Pubco.

Risks Related to the Business Combination and BlueRiver

NYSE American may delist BlueRiver’s securities from its exchange which could limit investors’ ability to make transactions in its securities and subject BlueRiver to additional trading restrictions.

The NYSE American LLC Company Guide Section 119(b) requires that a special purpose acquisition company must complete one or more business combinations within thirty six months following its IPO. On February 2, 2024, we held the Third Special Meeting at which the shareholders voted to extend the time we have to consummate an initial business combination from February 2, 2024 to August 2, 2024. This extended our ability to complete a business combination until the forty two month anniversary of our IPO, which will take us beyond the permitted period for a business combination under the foregoing NYSE American rule. Therefore, we received a delisting notice from the NYSE American on February 2, 2024 even if the extension proposal was approved.

As indicated in the letter from NYSE American, we had a right to a review of the delisting determination by a Committee of the Board of the NYSE American. The Company provided a written request for such review and has a hearing scheduled before the NYSE Listing Qualifications Panel (“Panel”) scheduled for March 26, 2024. At the hearing, the Company plans to present to the Panel a plan for the combined company to meet the initial listing requirements for the NYSE American following the Business Combination.

We and the holders of our securities could be materially adversely impacted if our securities are delisted from NYSE American due to non-compliance with the above rule. In particular:

•        the price of our securities will likely decrease as a result of the loss of market efficiencies associated with NYSE American;

•        holders may be unable to sell or purchase our securities when they wish to do so;

•        we may become subject to shareholder litigation;

•        we may lose the interest of institutional investors in our securities;

•        we may lose media and analyst coverage;

•        we would likely lose any active trading market for our securities, as our securities may then only be traded on one of the over-the-counter markets, if at all; and

•        brokers and sellers may be required to comply with certain state “blue sky” laws with respect to resales of our securities if they are no longer listed on a national securities exchange.

Our Sponsor and certain of our officers and directors have entered into a letter agreement with us to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor Parties have agreed to vote all their Public Shares and Class B ordinary shares in favor of all the proposals being presented at the Shareholders Meeting, including the Business Combination Proposal. As of the date of this proxy statement/prospectus, the Sponsor Parties and other holders of the Class B ordinary shares own approximately 20% of the issued and outstanding ordinary shares.

The Sponsor and certain of BlueRiver’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, and BlueRiver’s directors were aware of and considered such interests, among other matters, in recommending that shareholders vote in favor of approval of the Business Combination Proposals.

When you consider the BlueRiver Board’s recommendation of the Proposals, you should keep in mind that BlueRiver’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, including that the Sponsor or BlueRiver’s directors and officers can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company. These interests include, among other things:

•        the fact that the Sponsor holds 800,000 units acquired at a purchase price of $8,000,000, or $10.00 per unit, which include 266,667 Private Warrants;

•        the fact that the Sponsor and BlueRiver’s officers and directors have agreed not to redeem any BlueRiver Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination;

•        the fact that the Sponsor paid an aggregate of $25,000, or approximately $0.0035 per share, for 7,187,500 BlueRiver Founder Shares, 90,000 shares of which were subsequently transferred by the Sponsor to BlueRiver’s independent directors and advisors, and all of which are subject to certain transfer restrictions as described in this proxy statement/prospectus and that such remaining BlueRiver

Founder Shares could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $75.5 million, based on the most recent closing price of the BlueRiver Class A Ordinary Shares of $10.50 per share on November 8, 2023;

•        the fact that Randall Mays and John Gregg are managers of BlueRiver and of the Sponsor and each may be deemed to have or share beneficial ownership of the BlueRiver Founder Shares held directly by the Sponsor;

•        the fact that Mr. Mays is the Co-Manager of the General Partner of LLM Family Investment Series 44, L.P. and the Manager of the General Partner of RTM Partners, Ltd., which collectively own approximately 13.39%, or [_____] membership units, of SST equity interests prior to the Business Combination. As a result of the foregoing, Mr. Mays may be deemed to have a significant influence over SST and conflicts of interest in the Business Combination with SST;

•        if the Trust Account is liquidated, including in the event BlueRiver is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify BlueRiver to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than BlueRiver’s independent registered public accounting firm) for services rendered or products sold to BlueRiver or (b) a prospective target business with which BlueRiver has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•        the fact that BlueRiver’s independent directors and advisors own an aggregate of 90,000 BlueRiver Founder Shares that were transferred from the Sponsor at their original purchase price, or approximately $0.0035 per share, or $315, which if unrestricted and freely tradeable would be valued at approximately $945,000, based on the most recent closing price of the BlueRiver Class A Ordinary Shares of $10.50 per share on November 8, 2023;

•        the fact that the Sponsor and BlueRiver’s officers, and directors may be incentivized to complete the Initial Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and BlueRiver’s officers, and directors would lose their entire investment. As a result, the Sponsor and BlueRiver’s officers, and directors may have a conflict of interest in determining whether SST is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Initial Business Combination;

•        the fact that the Sponsor and BlueRiver’s officers, directors and advisors will lose their entire investment in BlueRiver if an Initial Business Combination is not completed within the Combination Period; and

•        in addition to these interests of the Sponsor and BlueRiver’s officers, directors and advisors, to the fullest extent permitted by applicable laws, the Existing Organizational Documents waives certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Existing Organizational Documents or in the future, and BlueRiver will renounce any expectancy that any of the directors or officers of BlueRiver will offer any such corporate opportunity of which he or she may become aware to BlueRiver. BlueRiver does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, BlueRiver does not believe that the waiver of the application of the corporate opportunity doctrine in the Existing Organizational Documents had any impact on its search for a potential business combination target.

The BlueRiver Board was aware of and considered these interests, among other matters, in reaching the determination to approve the Business Combination and the Business Combination Agreement and in recommending that the holders of BlueRiver Ordinary Shares vote to approve the Business Combination and adopt the Business Combination Agreement. See “The Business Combination — Interests of the Sponsor and Prime Impact Directors and Officers in the Business Combination.”

The Public Shareholders will experience immediate dilution as a consequence of the issuance of Surviving Pubco Common Stock Shares as consideration in the Business Combination.

The issuance of additional Surviving Pubco Common Stock Shares in the Business Combination, including the issuance of any Surviving Pubco Common Stock Shares after the Closing of the Business Combination pursuant to any potential PIPE financing, will dilute the equity interests of our existing shareholders and may adversely affect prevailing market prices for the Public Shares and/or Public Warrants. The Public Shareholders who do not redeem their public shares may experience dilution from several additional sources to varying degrees in connection with and after the Business Combination. Additionally, Surviving Pubco following the Closing may determine, subject to the receipt of any shareholder or stock exchange approvals that may be required, to issue additional Surviving Pubco Common Stock Shares or other equity securities of equal or senior rank in connection with privately negotiated transactions following the consummation of the Business Combination.

The issuance of additional Surviving Pubco Common Stock Shares (or other equity securities of equal or senior rank) could have the following effects for holders of Public Shares who elect not to redeem their shares:

•        your proportionate ownership interest in Surviving Pubco following the Closing will decrease;

•        the relative voting strength of each previously outstanding Surviving Pubco Common Stock Shares following the Business Combination will be diminished; or

•        the market price of the Surviving Pubco Common Stock Shares and the Public Warrants may decline.

The below sensitivity table shows the potential impact of redemptions on share ownership by non-redeeming shareholders in a no redemption scenario, 50% redemption scenario, and the maximum redemption scenario and assumes that the Warrant Amendment is not adopted. The sensitivity table below also sets forth the potential additional dilutive impact of each of the below additional dilution sources in each redemption scenario. The information in the below sensitivity table has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below sensitivity table. In addition, certain percentages presented in the below sensitivity table reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

	Assuming No Redemptions(1)		Assuming 50% of Maximum Redemptions(1)		Assuming Maximum Redemptions(1)
	Shares	%	Shares	%	Shares	%
Existing SST Equityholders	24,000,000	57.6%	24,000,000	58.7%	24,000,000	59.9%
Public Shareholders	1,567,710	3.8%	783,855	1.9%	0	0%
Initial Shareholders	6,213,125	14.9%	6,213,125	15.2%	6,213,125	15.5%
Public Warrants	9,583,270	23.0%	9,583,270	23.5%	9,583,270	23.9%
Private Placement Warrants	266,667	0.6%	266,667	0.7%	266,667	0.7%
Total	41,630,772	100.0%	40,846,917	100.0%	40,063,062	100.0%

____________

(1)      Reflects the warrants contained in the 800,000 private placement units held by the Sponsor, but excludes 1,774,375 shares held by the Sponsor that are prevented from trading directly following the Business Combination and are also forfeitable, but which retain full voting rights.

On closing, the trading price per share value of Surviving Pubco Common Stock Shares may be less than the per share value of the Trust Account.

Although the parties to the Business Combination have agreed the relative consideration to be provided to SST members and BlueRiver shareholders on the basis that Surviving Pubco Class A Common Stock are valued at $10.00 per share, the cash backed value per share of Surviving Pubco Class A Common Stock following the Business Combination is expected to be substantially less than $10.00 per share. See “Questions and Answers About the Proposals for Shareholders — What is the expected per share value of the cash consideration to be received by Surviving Pubco in the Business Combination?” The cash held in the Trust Account as of February 2, 2024 was approximately $10.81 per Public Share. Accordingly, Public Shareholders who do not exercise redemption rights will receive Surviving Pubco Common Stock Shares that will have a value to them ascribed by their trading price as of two business days prior to the General Meeting, which may be substantially less than the amount they would have received upon exercise of redemption rights. In particular, the shares of most companies that are the result of a recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices substantially below $10.00 per share. As such Public Shareholders who do not exercise redemptions right may hold securities that never obtain a value equal to or exceeding the per share value of the Trust Account.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if the Company’s business is doing well.

Sales of a substantial number of shares of the Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Class A common stock. Upon completion of the Business Combination, BlueRiver’s Initial Shareholders and their affiliated entities will own approximately 19.4% of the outstanding shares of the Class A common stock, assuming no Public Shareholders redeem their Public Shares in connection with the Business Combination, or approximately 20.6% of the outstanding Class A common stock, assuming that all Public Shares (being our estimate of the maximum number of Public Shares that could be redeemed in connection with the Business Combination in order to satisfy the closing conditions contained in the Merger Agreement) are redeemed in connection with the Business Combination. While the Initial Shareholders will agree, and will continue to be subject, to certain restrictions regarding the transfer of the Class A common stock, these shares may be sold after the expiration of the applicable lock-up restrictions. We may file one or more registration statements prior to or shortly after the Closing to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of the Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.

In addition, going public via a business combination with a special purpose acquisition company does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a transaction with a special purpose acquisition company, the value of the company is established by means of negotiations between the target company, the special purpose acquisition company and, in some cases, “PIPE” investors who agree to purchase shares at the time of the Business Combination. There has not been any PIPE financing committed prior to the execution and announcement of the Merger Agreement. The process of establishing the value of a company in a business combination with a special purpose acquisition company may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Merger Agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is often no such book of demand built up in connection with special purpose acquisition company transactions and no underwriters with the responsibility of stabilizing the share price, which may result in the share price being harder to sustain after the consummation of the Business Combination.

The exercise of BlueRiver’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in BlueRiver’s shareholders’ or warrant holders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require BlueRiver to agree to amend the Merger Agreement, to consent to certain actions taken by SST or to waive rights that BlueRiver is entitled to under the Merger Agreement. Such events could arise because of changes in the course of SST’s business, a request by SST to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on the SST’s business and would entitle BlueRiver to terminate the Merger Agreement. In any such circumstances, it would be at BlueRiver’s discretion, acting through the BlueRiver Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for BlueRiver and its shareholders and/or warrant holders and and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, BlueRiver does not believe there will be any changes or waivers that BlueRiver’s directors and executive officers would be likely to make after shareholder and/or warrant holder approval of the BlueRiver Shareholder Proposals and/or Warrant Holder Proposals have been obtained. While certain changes could be made without further shareholder and/or warrant holder approval, BlueRiver intends to circulate a new or amended proxy statement/prospectus and resolicit BlueRiver’s shareholders if changes to the terms of the Business Combination that would have a material impact on its shareholders are required prior to the vote on the BlueRiver Shareholder Proposals and/or Warrant Holder Proposals.

The ability of BlueRiver’s shareholders to exercise Redemption Rights with respect to BlueRiver’s Public Shares may prevent BlueRiver from completing the Business Combination or optimizing its capital structure.

BlueRiver does not know how many shareholders will ultimately exercise their Redemption Rights in connection with the Business Combination. As such, the Business Combination is structured based on BlueRiver’s expectations (and those of the other parties to the Merger Agreement) as to the number of shares that will be submitted for Redemption. In addition, if a larger number of shares are submitted for Redemption than BlueRiver initially expected, BlueRiver may need to seek to arrange for additional third party financing to be able to satisfy the Minimum Cash Condition at Closing.

If too many Public Shareholders elect to redeem their shares and additional third-party financing is not available to BlueRiver, BlueRiver may not be able to complete the Business Combination. Even if such third-party financing is available, BlueRiver’s ability to obtain such financing is subject to restrictions set forth in the Merger Agreement. For information regarding the parameters of such restrictions, please see the sections of this proxy statement/prospectus entitled “Proposal 1: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” and “Proposal 1: The Business Combination Proposal — The Merger Agreement — Closing Conditions.”

Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this proxy statement/ prospectus entitled “Risk Factors — Risks Related to the Business Combination and BlueRiver.”

Subsequent to the completion of the Business Combination, the Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

BlueRiver cannot assure you that the due diligence BlueRiver has conducted on SST will reveal all material issues that may be present with regard to SST, or that factors outside of BlueRiver’s or SST’s control will not later arise. As a result of unidentified issues or factors outside of BlueRiver’s or SST’s control, the Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if BlueRiver’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by BlueRiver. Even though these charges may be non-cash items that would not have an immediate impact on the Company’s liquidity, the fact that the Company reports charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause the Company to violate leverage or other covenants to which it may be subject. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-downs.

Some of BlueRiver’s officers and directors, including Randall Mays, have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether SST is appropriate for BlueRiver’s initial business combination.

The personal and financial interests of BlueRiver’s Sponsor, officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of the Company following the Business Combination.

BlueRiver’s Sponsor and independent directors own an aggregate of 7,187,500 Class B ordinary shares, respectively, which were initially acquired prior to BlueRiver’s IPO for an aggregate purchase price of $25,000 and BlueRiver’s directors and officers have pecuniary interests in such ordinary shares through their ownership interest in the Sponsor. Such shares had an aggregate market value of approximately $[•] million based on the last sale price of $[•] per share on the NYSE American on [•], 2024. In addition, the Sponsor purchased an aggregate of 800,000 Private Placement Units for an aggregate purchase price of $8,000,000, consisting of private placement shares and private placement warrants, each exercisable for one ordinary share of BlueRiver at $11.50 per share. BlueRiver’s Amended and Restated Memorandum and Articles of Association require BlueRiver to complete an initial business combination (which will be the Business Combination should it occur) by August 2, 2024. If the Business Combination is not completed and BlueRiver is forced to wind up, dissolve and liquidate in accordance with the Amended and Restated Memorandum and Articles of Association, the Class B ordinary shares currently held by BlueRiver’s Sponsor and independent directors and the Private Placement Warrants held by the Sponsor and/or the independent directors will be worthless (as the holders have waived liquidation rights with respect to such ordinary shares).

Randall Mays is the Co-Manager of the General Partner of LLM Family Investment Series 44, L.P. and the Manager of the General Partner of RTM Partners, Ltd., which collectively own approximately 13.39% of SST equity interests prior to the Business Combination. In addition, RTM Partners II, Ltd., an entity controlled by Randall Mays, will hold a promissory note, which will have a principal amount of up to $3.0 million, will bear interest at a rate of 8.0% per annum, and will mature on the earliest to occur of (i) the completion of the Business Combination, (ii) the completion of another financing transaction, (iii) the completion of a change of control transaction, and (iv) April 30, 2024. The note financing will close [in early 2024] and such promissory note will be repaid in connection with the closing of the Business Combination. As a result of the foregoing, Mr. Mays may be deemed to have a significant influence over SST and conflicts of interest in the Business Combination with SST.

BlueRiver’s Sponsor, directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination. At the Closing, BlueRiver’s Sponsor, directors and officers, and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on BlueRiver’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. If an initial business combination is not completed prior to August 2, 2024, BlueRiver’s Sponsor, directors and officers, or any of their respective affiliates will not be eligible for any such reimbursement.

Certain officers and directors of BlueRiver also participate in arrangements that may be argued to provide them with other interests in the Business Combination that are different from yours, including, among others, arrangements for the continued service as directors of the Company.

Further, BlueRiver’s Sponsor, officers and directors have, pursuant to the Sponsor Letter Agreement, each agreed (i) to vote any BlueRiver shares owned by them in favor of the Business Combination and (ii) not to redeem any shares in connection with a shareholder vote to approve the Business Combination.

The existence of financial and personal interests of one or more of BlueRiver’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BlueRiver and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BlueRiver’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

BlueRiver’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the BlueRiver Board, the Merger Agreement and the transactions contemplated therein, including the Merger. However, the BlueRiver Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed to BlueRiver’s board of directors in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests could exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if BlueRiver public stockholders redeem a substantial portion of the BlueRiver Class A shares. The BlueRiver Board concluded that the potential benefits that it expected BlueRiver and its shareholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the BlueRiver Board determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of BlueRiver and its shareholders.

These interests, among others, may influence or have influenced the Sponsor and the officers and directors of BlueRiver to support or approve the Business Combination. For more information concerning the interests of BlueRiver’s officers and directors, see the section entitled “Proposal 1: The Business Combination Proposal — Interests of BlueRiver’s Directors and Officers and Others in the Business Combination” included elsewhere in this proxy statement/prospectus.

We will need substantial additional financing to implement our operating plans, which financing we may be unable to obtain, or unable to obtain on acceptable terms. If we fail to obtain additional financing, we may be unable to consummate the Business Combination.

The closing of the Business Combination is subject to the satisfaction of a condition that the Available Acquiror Cash (as defined in the Merger Agreement) shall be no less than $100,000,000. We intend to satisfy such a condition through new equity financing conducted through a private placement of New iLearningEngines Common Stock and through the Debt Financing, but such financings remain uncertain. We may be unable to secure such financings on acceptable terms or at all, or in an amount sufficient to satisfy the Minimum Cash Condition. If we are unable to raise additional capital through new financing sources, we may be unable to consummate the Business Combination and in the event that we are unable to secure additional financing and the Minimum Cash Condition is waived by us, we may have insufficient capital to operate our business following the closing of the Business Combination.

In addition, we expect to spend a substantial amount of capital in the development of our platform, and we will need substantial additional financing to do so. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may also need to raise additional capital sooner than we currently anticipate if we choose to expand more rapidly than we presently plan. In any event, we will require additional capital for the further development and commercialization of our platform.

We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our platform or other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

If the Minimum Cash Condition is waived, BlueRiver does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible to complete a Business Combination in which a substantial majority of BlueRiver’s shareholders do not intend to retain their investment.

The Amended and Restated Memorandum and Articles of Association does not provide a specified maximum redemption threshold, except that in no event will BlueRiver redeem its Public Shares in an amount that would cause its net tangible assets, without regard to any assets or liabilities of the Target Companies, to be less than $5,000,001 immediately prior to the completion of the Business Combination (such that BlueRiver is not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement contained in the Merger Agreement.

As a result of these conditions, BlueRiver may be able to complete the Business Combination even if a substantial majority of BlueRiver’s Public Shareholders do not agree with the Business Combination and have redeemed their shares.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the BlueRiver Board will not have the ability to adjourn the Shareholders Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The BlueRiver Board is seeking approval to adjourn the Shareholders Meeting to a later date or dates if, at the Shareholders Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the BlueRiver Board will not have the ability to adjourn the Shareholders Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.

The NYSE American may delist the Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.

BlueRiver’s Public Shares, Public Warrants and Units are currently listed on the NYSE American and it is a condition to the Business Combination that the Company materially comply with its covenant that the Company’s Class A ordinary shares remain listed on the NYSE American through closing of the Business Combination and that BlueRiver uses reasonable best efforts to ensure that the Surviving Pubco is listed as a public company, and that shares of Surviving Pubco Class A Common Stock are listed on a national securities exchange.

However, BlueRiver cannot assure you that the Company’s securities will continue to be listed on the NYSE American or any other national securities exchange in the future. In order to continue listing our securities on the NYSE American prior to the Business Combination, we must maintain certain financial, share price and, subject to change as a result of recent rule changes proposed by the NYSE American, distribution levels. Generally, we must maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of our securities (currently 300 public holders). NYSE American Listing Rules Section 119(b) also requires that a special purpose acquisition company must complete one or more business combinations within three years of the effectiveness of its IPO registration statement. In addition, our units will not be traded after completion of the Business Combination, and, in connection with the Business Combination, the Company is required to demonstrate compliance with NYSE American’s initial listing requirements, which are more rigorous than NYSE American’s continued listing requirements, in order to continue to maintain the listing of the Company’s securities on the NYSE American. In addition to the listing requirements for the Company’s Class A common stock, the NYSE American imposes listing standards on warrants. BlueRiver cannot assure you that the Company will be able to meet those initial listing requirements, in which case SST will not be obligated to complete the Business Combination. In addition, it is possible that the Company’s Class A common stock and Public Warrants will cease to meet the listing requirements of the NYSE American or any other national securities exchange following the Business Combination.

If NYSE American delists the Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, BlueRiver expects the Company’s securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that the Company’s Class A common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our units and our Class A ordinary shares and warrants are listed on the NYSE American, our units, Class A ordinary shares and warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE American, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Public Shares.

Securities research analysts may establish and publish their own periodic projections for the Company following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our Class A common stock could be adversely affected.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of the combined Company’s results if the Business Combination is completed.

BlueRiver and SST currently operate as separate companies and have had no prior history as a combined entity, and SST’s and the Company’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the Company. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from BlueRiver’s and SST’s historical financial statements and certain adjustments and assumptions have been made regarding the Company after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of the Company.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the Company’s financial condition or results of operations following the Closing. Any potential decline in the Company’s financial condition or results of operations may cause significant variations in the stock price of the Company.

During the pendency of the Business Combination, BlueRiver will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Certain covenants in the Merger Agreement impede the ability of BlueRiver to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, BlueRiver may be at a disadvantage to its competitors during that period. In addition, while the Merger Agreement is in effect, neither BlueRiver nor SST may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to BlueRiver’s shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.

If the conditions to the Merger Agreement are not met, the Business Combination may not occur.

Even if the Merger Agreement is approved by the shareholders of BlueRiver, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Merger Agreement, see the section entitled “Proposal 1: The Business Combination Proposal — The Merger Agreement — Closing Conditions.” BlueRiver and SST may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause BlueRiver and SST to each lose some or all of the intended benefits of the Business Combination.

Because BlueRiver is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Because BlueRiver is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. BlueRiver is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon BlueRiver’s directors or officers, or enforce judgments obtained in the United States courts against BlueRiver’s directors or officers.

Until the Domestication is effected, BlueRiver’s corporate affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to BlueRiver under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of BlueRiver’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against BlueRiver judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against BlueRiver predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the BlueRiver Board or controlling shareholders than they would as public shareholders of a United States company.

The Domestication may result in adverse tax consequences for holders of BlueRiver Shares and Public Warrants, including Public Shareholders exercising Redemption Rights.

As discussed more fully under “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences” the Domestication should constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as BlueRiver, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder (as that term is defined in the section entitled “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences”) of BlueRiver Shares generally would recognize a gain or loss with respect to its BlueRiver Shares in an amount equal to the difference, if any, between the fair market value of the corresponding common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in its BlueRiver Shares surrendered. Additionally, because the Domestication will occur immediately prior to the redemption by U.S. Holders that exercise Redemption Rights, U.S. Holders exercising Redemption Rights will be subject to the potential tax consequences of the Domestication.

Subject to the PFIC rules described in further detail below, in the case of a transaction, such as the Domestication, that should qualify as a reorganization under Section 368(a)(1)(F) of the Code, U.S. Holders of BlueRiver Shares will be subject to Section 367(b) of the Code, and as a result:

•        a U.S. Holder of BlueRiver Shares whose BlueRiver Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of BlueRiver Shares entitled to vote and less than 10% of the total value of all classes of BlueRiver Shares, will generally not recognize any gain or loss and will generally not be required to include any part of BlueRiver’s earnings in income pursuant to the Domestication;

•        a U.S. Holder of BlueRiver Shares whose BlueRiver Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of BlueRiver Shares entitled to vote and less than 10% of the total value of all classes of BlueRiver Shares will generally recognize gain (but not loss) on the exchange of BlueRiver Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their BlueRiver Shares, provided certain other requirements are satisfied. BlueRiver does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•        a U.S. Holder of BlueRiver Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of BlueRiver Shares entitled to vote or 10% or more of the total value of all classes of BlueRiver Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its BlueRiver Shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. BlueRiver does not expect to have significant cumulative earnings and profits on the date of the Domestication.

In the case of a transaction, such as the Domestication, that should qualify as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of BlueRiver Shares or Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its BlueRiver Shares or Public Warrants for the common stock or warrants of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Public Warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding BlueRiver Shares or Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because BlueRiver is a blank check company with no current active business, we believe that it is likely that BlueRiver is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of BlueRiver Shares or Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless, in the case of only common stock, such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s BlueRiver Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of BlueRiver. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences” below) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s Company shares after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state and local and non-U.S. income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences.”

Upon completion of the Business Combination, the rights of holders of the Company’s common stock arising under the DGCL will differ from and may be less favorable to the rights of holders of BlueRiver’s ordinary shares arising under Cayman Islands law.

Upon completion of the Business Combination, the rights of holders of the Company’s common stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the Cayman Islands Companies Act, and, therefore, some rights of holders of the Company’s common stock could differ from the rights that holders of BlueRiver Ordinary Shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under Delaware law. This change could increase the likelihood that the Company becomes involved in costly litigation, which could have a material adverse effect on the Company.

For a more detailed description of the rights of holders of the Company’s common stock under the DGCL and how they may differ from the rights of holders of BlueRiver Ordinary Shares under Cayman Islands law, please see the section entitled “Proposal 2B: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”

Delaware law, the Certificate of Incorporation and Bylaws will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Certificate of Incorporation and Bylaws that will be in effect upon completion of the Business Combination differ from the Amended and Restated Memorandum and Articles of Association. Among other differences, the Certificate of Incorporation and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company Board and therefore depress the trading price of the Company’s Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Company Board or taking other corporate actions, including effecting changes in management. Among other things, the Certificate of Incorporation and Bylaws include provisions regarding:

•        a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Company Board;

•        the ability of the Company Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the limitation of the liability of, and the indemnification of, the Company’s directors and officers;

•        the right of the Company Board to elect a director to fill a vacancy created by the expansion of the Company Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Company Board;

•        the requirement that directors may only be removed from the Company Board for cause;

•        the requirement that a special meeting of stockholders may be called only by the Company Board, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of the Company Board and stockholder meetings;

•        the requirement for the affirmative vote of holders of (i) (a) at least 66-2/3%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Company’s Certificate of Incorporation, and (ii) (a) at least 66-2/3%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Company’s Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of the Company Board to amend the Bylaws, which may allow the Company Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company Board or management.

Any provision of the Certificate of Incorporation, Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for the Company’s common stock.

The forms of the Certificate of Incorporation and Bylaws are attached as Annex B and D to this proxy statement/prospectus and we urge you to read them.

The Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Company’s stockholders, which could limit the Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or other employees.

The Certificate of Incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach; (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery; or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Certificate of Incorporation. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect the Company’s business, financial condition and results of operations and result in a diversion of the time and resources of the Company’s management and board of directors.

The Certificate of Incorporation will not limit the ability of the Sponsor or its affiliates to compete with the Company.

The Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the healthcare industry. In the ordinary course of their business activities, the Sponsor and its affiliates may engage in activities where their interests conflict with the Company’s interests or those of its stockholders. The Certificate of Incorporation will provide that none of the Sponsor, any of its affiliates or any director who is not employed by the Company (including any non-employee director who serves as one of its officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which the Company operates. The Sponsor and its affiliates also may pursue, in their capacities other than as directors of the Company, acquisition opportunities that may be complementary to the Company’s business, and, as a result, those acquisition opportunities may not be available to the Company. In addition, the Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

BlueRiver’s officers and directors and/or their affiliates may enter into agreements to purchase or control voting power of BlueRiver’s securities prior to the Shareholders Meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the BlueRiver Shares.

At any time prior to the Shareholders Meeting, during a period when they are not then aware of any material nonpublic information regarding BlueRiver or its securities, BlueRiver’s officers and directors and/or their affiliates may enter into a written plan to purchase BlueRiver’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time prior to the Shareholders Meeting, during a period when they are not then aware of any material nonpublic information regarding BlueRiver or its securities, BlueRiver’s officers and directors and/or their respective affiliates may (i) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other Shareholder Proposals, (ii) execute agreements to purchase such shares from institutional and other investors in the future, and/or (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal or the other Shareholder Proposals. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that BlueRiver’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling Public Shareholders would be required to revoke their prior elections to redeem their shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer of shares or Warrants owned by the Sponsor for nominal value to such investors or holders.

The purpose of such share purchases and other transactions by BlueRiver’s officers and directors and/or their respective affiliates would be to increase the likelihood of satisfaction of the requirements that (x) the holders of the requisite number of BlueRiver Shares present and voting at the Shareholders Meeting vote in favor of the Business Combination Proposal and the other Shareholder Proposals and/or (y) BlueRiver will (without regard to any assets or liabilities of the Target Companies) have at least $5,000,001 in net tangible assets immediately prior to the Closing or satisfy the Minimum Cash Condition account holders of Public Shares that properly demanded Redemption of their shares for cash, when, in each case, it appears that such requirements would otherwise not be met.

Entering into any such arrangements may have a depressive effect on the BlueRiver Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Shareholders Meeting.

As of the date of this proxy statement/prospectus, except as noted above, BlueRiver’s directors and officers and their affiliates have not entered into any such agreements. BlueRiver will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the Redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The Company will be an “emerging growth company” and a “smaller reporting company” following the Business Combination, which means it will be subject to fewer public company disclosure requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and the Company will be fan “emerging growth company” following completion of the Business Combination. We have made certain elections with regard to the reduced disclosure obligations in this proxy statement/prospectus. For example, we have provided only two years of audited financial statements for SST and we have not included all of the executive compensation information that would be required if we were not an emerging growth company.

For as long as the Company continues to be an emerging growth company, it will be eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, and (iv) not being required to provide audited financial statements for certain periods. In addition, we will choose to take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies. That means that we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of its financials to those of other public companies more difficult.

The Company could be an emerging growth company for up to five years after the closing of BlueRiver’s Initial Public Offering, or January 28, 2026. If, however, certain events occur prior to the end of such five-year period, including if the Company becomes a “large accelerated filer,” if its annual gross revenue exceeds $1.235 billion or if it issues more than $1.0 billion of non- convertible debt in any three-year period, it would cease to be an emerging growth company prior to the end of such five-year period. Based on, among other things, SST’s projected revenue and market capitalization, we expect that the Company will remain an emerging growth company until January 28, 2026.

We are also a “smaller reporting company” as defined in the Exchange Act. The Company may continue to be a smaller reporting company even after it is no longer an emerging growth company. The Company may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the value of its common stock held by non-affiliates is less than $250.0 million, as measured on the last business day of its second fiscal quarter, or its annual revenue is less than $100.0 million during the most recently completed fiscal year and the value of our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

As a result of our emerging growth company and smaller reporting company status, the information provided to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

An active trading market for our common stock may not be available on a consistent basis to provide stockholders with adequate liquidity. The price of our common stock may be extremely volatile, and stockholders could lose all or part of their investment.

The trading price of our common stock following the completion of the Business Combination is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general, and the markets for BlueRiver post-business combination businesses in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations could cause you to lose all or part of your investment.

In addition, medical device stocks have historically experienced volatility. If the market for healthcare stocks or the stock market, in general, experience a further loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations, or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Moreover, we expect that ownership of our common stock will be concentrated among a small group of investors following closing of the Business Combination, and our price volatility may be greater if our public float and trading volume are low. If the market price of our common stock falls after the completion of the Business Combination, you may not realize any return on your investment in the Surviving Pubco and you may lose some or all of your investment.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, results of operations, and financial condition.

The Company’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Company to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Company’s Class A common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and board of directors’ attention and resources from the Company’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the Company’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, the Company may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

In connection with the Business Combination, the Sponsor, initial shareholders, directors, executive officers, advisors and their affiliates may elect to purchase shares or Public Warrants from Public Shareholders, which may influence a vote on a proposed business combination and reduce the public “Float” of our Class A ordinary shares.

In connection with the Business Combination, the Sponsor, initial shareholders, directors, executive officers, advisors or their affiliates may purchase shares or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or Public Warrants in such transactions.

However, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M or the tender offer rules under the Exchange Act. Any such privately negotiated purchases may be effected at purchase prices that are no greater than the per share pro rata portion of the Trust Account. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the Sponsor, BlueRiver’s directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares during a restricted period under Regulation M under the Exchange Act or on any terms prohibited by the tender offer rules, to the extent applicable. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor, initial shareholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Public Warrants would be to reduce the number of Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of our Class A ordinary shares or Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of the Company might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

If a shareholder fails to receive notice of our offer to redeem our Public Shares in connection with the Business Combination, such shares may not be redeemed.

We will comply with the proxy rules, when conducting redemptions in connection with the Business Combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation that we furnish to holders of our Public Shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem or tender Public Shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.

You have no rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

Our Public Shareholders are entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) our completion of an initial business combination (which will be the Business Combination should it occur), and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend our Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination (which will be the Business Combination should it occur); and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination (which will be the Business Combination should it occur) by August 2, 2024, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or warrants, potentially at a loss.

If you or a “group” of shareholders are deemed to hold in excess of 15% of our Class A ordinary shares, you will lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares.

The Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the shares sold in the IPO without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third party claims against us. Since the consummation of the IPO, we have sought and will continue to seek to have vendors, service providers, prospective target businesses, and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders. However, in certain instances we have not been able to obtain such a waiver in agreements that we have executed. Further, under certain circumstances parties that have executed such a waiver may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If determining whether to enter into an agreement with a third party that refuses to execute a waiver of such claims to the monies held in the Trust Account, our management has and will consider whether competitive alternatives are reasonably available to us, and have historically only entered into agreements with third parties without such a waiver in situations where management believes that such third party’s engagement is in the best interests of the Company under the circumstances.

Upon redemption of our Public Shares, if we are unable to complete the initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the initial business combination, we may be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Although no such claims have been brought against us or threatened to date, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors to the extent they are brought in the future. Pursuant to a letter agreement, the Sponsor agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

The Public Shareholders will experience dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination.

BlueRiver’s public stockholders will experience immediate dilution as a consequence of the issuance of common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that BlueRiver’s public stockholders have on the management of BlueRiver.

It is anticipated that upon completion of the Business Combination and assuming no additional redemptions by BlueRiver public stockholders, BlueRiver’s public stockholders will retain an ownership interest of approximately 26.8% in the Company, the Initial Shareholders and related entities will retain an ownership interest of approximately 15.6% of the Company, and the SST stockholders will own approximately 57.6%.

The ownership percentage does not take into account (i) the additional redemption of any Public Shares by the BlueRiver public stockholders or (ii) the issuance of any additional shares pursuant to the potential sources of dilution noted below. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the BlueRiver stockholders will be different. See “Unaudited Pro Forma Consolidated Combined Financial Information.”

The following table shows all possible sources and the extent of dilution, pursuant to the exercise and conversion of Private Warrants and Placement Warrants, that our shareholders who elect not to redeem their shares may experience in connection with the Merger, assuming minimum redemptions, intermediate levels of redemption and maximum redemptions scenarios:

	No Additional Redemptions(1)%		50% Redemption(2)%		Maximum Redemptions(3)%
SST Holders	24,000,000	57.6%	24,000,000	58.7%	24,000,000	59.9%
Public Stockholders(4)	11,150,980	26.8%	10,367,125	25.4%	9,583,270	23.9%
BlueRiver Initial Shareholders(5)(6)	6,479,792	15.6%	6,479,792	15.9%	6,479,792	16.2%
Pro forma fully diluted Class A Common Stock	41,630,772	100.0%	40,846,917	100.0%	40,063,062	100.0%

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(1)      Gives effect that 305,218 Class A Ordinary Shares were redeemed in conjunction with the Extraordinary General Meeting held on February 2, 2024

(2)      Assumes that 783,855 Class A Ordinary Shares are redeemed for an aggregate redemption payment of approximately $8,442,118 assuming a $10.77 per share redemption price based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024.

(3)      Assumes that 1,567,710 Class A Ordinary Shares are redeemed for an aggregate redemption payment of approximately $16,884,237 assuming a $10.77 per share redemption price based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024.

(4)      Includes 9,583,270 shares issuable on exercise of Public Warrants.

(5)      Includes 266,667 shares issuable on exercise of Private Warrants.

(6)      Excludes 1,774,375 of restricted Founder Shares that are prevented from trading directly following the Business Combination and are also forfeitable, but which retain full voting rights. Includes 5,413,125 Founders Shares vested at the Closing. Includes 800,000 Sponsor Private Placement Shares. Excludes Class A shares that may be issuable upon conversion of the Sponsor Note. Excludes 3,479,862 shares of Surviving Pubco Class A Common Stock issuable upon exchange of an aggregate of 3,479,862 Surviving Company Class A Units expected to be issued in the Merger to LLM Family Investment Series 44, L.P., for which Randall Mays serves as Co-Manager of the General Partner, and RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares).

Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We do not believe that our principal activities and the Business Combination will subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination (which shall be the Business Combination should it occur); (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination (which shall be the Business Combination should it occur); or (iii) absent an initial business combination (which shall be the Business Combination should it occur) by August 2, 2024, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we are unable to complete the Business Combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our warrants will expire worthless.

In the adopting release for the final SPAC rules adopted by the SEC (the “2024 SPAC Rules”) where the SEC formally adopted some of the SEC’s proposed rules for SPACs that were released on March 30, 2022, the SEC provided guidance that a SPAC’s potential status as an “investment company” depends on a variety of factors, such as a SPAC’s duration, asset composition, business purpose and activities and “is a question of facts and circumstances” requiring individualized analysis. In addition, the longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate BlueRiver. If we were deemed to be subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. Unless we are able to conduct our activities so that we would not be deemed an investment company, we would either register as an investment company or wind down and abandon our efforts to complete the Business Combination and instead liquidate BlueRiver. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in as cash items which would further reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of BlueRiver. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, on March 28, 2023, BlueRiver initiated the process of converting all of the assets held in the Trust Account into cash, which was deposited in a non-interest bearing account. As of May 4, 2023, BlueRiver deposited the assets held in the Trust Account in an interest-bearing demand deposit account at a bank. Interest on such deposit account is currently 4.6% per annum, but such deposit account carries a variable rate and BlueRiver cannot provide assurances that such rate will not decrease or increase significantly.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to consummate the Business Combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to consummate the Business Combination, and results of operations.

The fairness opinion delivered by Houlihan Capital will not reflect changes in circumstances between the date of the Merger Agreement and the completion of the Business Combination.

The opinion delivered by Houlihan Capital, BlueRiver’s financial advisor, addresses the fairness of (i) the consideration in the Transactions from a financial point of view to the BlueRiver and (ii) the fair market value of SST equals or exceeds 80% of the amount held by the BlueRiver in trust for benefit of its Public Shareholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the Trust Account)

only as of the date that the Merger Agreement was executed. The BlueRiver Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus and BlueRiver does not anticipate asking its financial advisor to update its opinion prior to the closing. Changes in the operations and prospects of SST or BlueRiver, general market and economic conditions and other factors that may be beyond their control, and on which the fairness opinion was based, may alter the value of SST or BlueRiver or the prices of Surviving Pubco Common Stock Shares or BlueRiver Ordinary Shares by the time the Business Combination is completed. The opinion did not speak as of the time the transaction will be completed or as of any date other than the date of such opinion and the BlueRiver Board does not anticipate asking Houlihan Capital to update its opinion. The BlueRiver Board recommendation that BlueRiver’s shareholders vote “FOR” approval of the Business Combination Proposal, however, is made as of the date of this proxy statement/prospectus.

The opinion delivered by Houlihan Capital is included as Annex F to this proxy statement/prospectus. For a description of the opinion and a summary of the material financial analysis performed in connection with rendering such opinion, please refer to “Proposal 1 — The Business Combination Proposal.”

BlueRiver may waive one or more of the conditions to the Business Combination.

BlueRiver may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by the Existing Organizational Documents and applicable laws. For example, it is a condition to BlueRiver’s obligation to close the Business Combination that certain of SST’s representations and warranties be true and correct in all material respects as of the date of the Merger Agreement and the Effective Time. However, if the BlueRiver Board determines that it is in the best interests of BlueRiver to proceed with the Business Combination, then the BlueRiver Board may elect to waive that condition and close the Business Combination. See “The Business Combination — Conditions to Closing of the Business Combination.”

If the Business Combination is unsuccessful, you would have to wait for liquidation in order to redeem your shares.

If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.

If we are unable to consummate our initial business combination by August 2, 2024, our Public Shareholders may be forced to wait beyond such date before redemption from our Trust Account.

If we are unable to consummate our initial business combination (which shall be the Business Combination should it occur) by August 2, 2024, the proceeds then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes paid or payable), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically pursuant to the Amended and Restated Memorandum and Articles of Association prior to any voluntary winding up.

If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of Cayman Islands law. In that case, investors may be forced to wait beyond August 2, 2024, before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their Class A ordinary shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete our initial business combination.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and the Company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

You may only be able to exercise your Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Class A common stock from such exercise than if you were to exercise such warrants for cash.

The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Class A common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption. If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of Class A common stock from such exercise than if you were to exercise such warrants for cash.

The grant of registration rights to our shareholders and holders of our Private Placement Warrants and the future exercise of such rights may adversely affect the market price of our Class A common stock.

Upon the completion of the Business Combination, the Registration Rights Agreement will replace the Original Registration Rights Agreement. The Registration Rights in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex E. Pursuant to Registration Rights Agreement, certain equityholders of the Company (including Sponsor, each of the directors and executive officers of the Company immediately after the Effective Time and the independent directors of BlueRiver) will have customary registration rights (including demand and piggy-back rights, subject to cooperation and cut-back provisions) with respect to (i) the Class A common stock (including the Class A common stock issued in exchange for Surviving Company Class A Membership Units, upon the issuance thereof or lapse of transfer restrictions applicable thereto), (ii) Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants, and (iii) any common stock of the Company or any subsidiary of the Company issued or issuable with respect to the securities referred to in clause (i) and (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Class A common stock of the Company.

We may have been a passive foreign investment company, or “PFIC,” which could result in adverse United States federal income tax consequences to U.S. investors.

Because BlueRiver is a blank check company with no current active operating business, we believe that it is likely that BlueRiver is classified as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. If we have been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a beneficial owner of BlueRiver Shares or Public Warrants who or that is a “U.S. Holder” as that term is defined in the section entitled “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences,” such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements, including as a result of the Domestication. The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules, including as a result of the Domestication, including the applicability and effect of U.S. federal, state and local and non-U.S. income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Proposal 2B: The Domestication Proposal — Material U.S. Federal Income Tax Consequences.”

Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in corporate tax rates, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes which could harm our results of operations.

There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. If a state tax authority successfully asserts that our activities give rise to a nexus, we could be subject to state and local taxation, including penalties and interest attributable to prior periods. Such tax assessments, penalties and interest may adversely impact our results of operations.

The provisions of the Amended and Restated Memorandum and Articles of Association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended with the approval of holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of the company (or 65% of our ordinary shares with respect to amendments to the trust agreement governing the release of funds from our Trust Account), which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend the Amended and Restated Memorandum and Articles of Association to facilitate the completion of the Business Combination that some of our shareholders may not support.

The Amended and Restated Memorandum and Articles of Association provide that any of its provisions related to pre-Business Combination activity (including the requirement to deposit proceeds of the IPO and the private placement of warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide Redemption Rights to Public Shareholders as described herein) may be amended if approved by special resolution, meaning holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of the company, and corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by holders of 65% of our ordinary shares. BlueRiver’s directors and executive officers, who collectively beneficially owned 20% of our issued and outstanding ordinary shares, will participate in any vote to amend the Amended and Restated Memorandum and Articles of Association and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of the Amended and Restated Memorandum and Articles of Association which govern our pre-Business Combination behavior more easily than some other special purpose acquisition companies, and this may increase our ability to complete the Business Combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of the Amended and Restated Memorandum and Articles of Association.

The Sponsor, executive officers and directors agreed, pursuant to agreements with us, that they will not propose any amendment to the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with the Business Combination or to redeem 100% of our Public Shares if we do not complete the Business Combination within the completion window, unless we provide our Public Shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes paid or payable), divided by the number of then outstanding Public Shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor, executive officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

Our management’s ability to require holders of our public warrants to exercise such public warrants on a cashless basis will cause holders to receive fewer Class A ordinary shares upon their exercise of the public warrants than they would have received had they been able to exercise their public warrants for cash.

If we call our public warrants for redemption after the redemption criteria have been satisfied, our management will have the option to require any holder that wishes to exercise its public warrants (including any public warrants held by the Sponsor, officers, directors or their permitted transferees) to do so on a “cashless basis.” If our management chooses to require holders to exercise their public warrants on a cashless basis, the number of BLUA Class A ordinary shares received by a holder upon exercise will be fewer than it would have been had such holder exercised their public warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in us.

Our warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants and rights, respectively, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with our company.

Our warrant and rights agreements provide that, subject to applicable law, (a) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, (b) any action, proceeding or claim against us arising out of or relating in any way to the rights agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (c) in each case, we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant and rights agreements do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants or rights, as applicable, shall be deemed to have notice of, and consented to, the forum provisions in our warrant and rights agreement, as applicable. If any action, the subject matter of which is within the scope of the forum provisions of the warrant or rights agreement, as applicable, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants or rights, as applicable, such holder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (ii) having service of process made upon such warrant holder or rights holder, as applicable, in any such enforcement action by service upon such warrant or rights holder’s counsel in the foreign action as agent for such warrant holder or right holder, as applicable.

This choice-of-forum provision may limit a warrant or right holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our warrant or rights agreements to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations, and result in a diversion of the time and resources of our management and board of directors.

After Closing, warrants will become exercisable for Surviving Corporation Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Outstanding warrants to purchase shares of Surviving Corporation Common Stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of Surviving Corporation Common Stock will be issued, which will result in dilution to the holders of Surviving Corporation Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Surviving Corporation Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the public warrants may expire worthless.

Because each unit contains one-third of one redeemable warrant and only a whole warrant may be exercised, the units may be worth less than units of other blank check companies.

Each unit contains one-third of one redeemable warrant. Pursuant to the warrant agreement, no fractional warrants will be issued upon separation of the units, and only whole units will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder. This is different from other blank check companies whose units include one ordinary share and one whole warrant or a greater fraction of one whole warrant to purchase one share. We have established the components of the units in this way in order to reduce the dilutive effect of the warrants upon completion of a business combination since the warrants will be exercisable in the aggregate for one-third of the number of shares compared to units that each contain a whole warrant to purchase one share, thus making us, we believe, a more attractive merger partner for target businesses. Nevertheless, this unit structure may cause our units to be worth less than if a unit included one whole warrant or a greater fraction of one whole warrant to purchase one share.

We may amend the terms of the warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 65% of the then outstanding Public Warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Class A ordinary shares or Class A common stock, as applicable, purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sale price of our Class A ordinary shares or Class A common stock, as applicable, equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. Please note that the closing price of our Class A ordinary shares has not exceeded $18.00 per share for any of the 30 trading days prior to the date of this Registration Statement. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, we may redeem your warrants after they become exercisable for a number of Class A ordinary shares or Class A common stock, as applicable, determined based on the redemption date and the fair market value of our Class A ordinary shares or Class A common stock, as applicable. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A ordinary shares or Class A common stock, as applicable, had your warrants remained outstanding.

In the event that we elect to redeem all of the redeemable warrants, we will fix a date for the redemption. Pursuant to the terms of the warrant agreement, notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the redemption date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

Our warrants may have an adverse effect on the market price of our Class A Common Stock.

We issued warrants to purchase 9,583,333 of our Class A ordinary shares as part of the units offered in the IPO and, simultaneously with the closing of the IPO, we issued in a private placement warrants to purchase 800,000 of our Class A ordinary shares as part of the units, each exercisable to purchase one Class A ordinary share at $11.50 per share. Upon the Domestication, the warrants will entitle the holders to purchase shares of Class A common stock of the Company. Such warrants, when exercised, will increase the number of issued and outstanding Class A common stock and reduce the value of the Class A common stock.

The private placement warrants are identical to the warrants sold as part of the units except that, so long as they are held by our Sponsor or its permitted transferees: (1) they will not be redeemable by us; (2) they (including the Class A ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by our Sponsor until 30 days after the completion of our initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) the holders thereof (including with respect to the ordinary shares issuable upon exercise of these warrants) are entitled to registration rights.

BlueRiver may be subject to the excise tax included in the Inflation Reduction Act of 2022 in connection with redemptions of its stock.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (H.R. 5376), which, among other things, imposes a 1% excise tax on certain domestic corporations that repurchase their stock on or after January 1, 2023, or the Excise Tax. The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions. The Excise Tax is expected to apply to any redemptions of BlueRiver stock occurring on or after January 1, 2023, including redemptions in connection with the Business Combination, unless an exemption is available. Issuances of securities in connection with the Business Combination (including any financing) are expected to reduce the amount of the Excise Tax in connection with redemptions occurring in the same taxable year, but the fair market value of securities redeemed may exceed the fair market value of securities issued. In addition, BlueRiver may be required to use funds from sources other than the assets of BlueRiver to pay the Excise Tax, and such amounts could be material. BlueRiver shareholders that do not redeem their shares in connection with the Business Combination may economically bear the impact of the Excise Tax, if any.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

In connection with our assessment of going concern considerations in accordance with ASU 2014 – 15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we determined that our liquidity condition, mandatory liquidation and subsequent dissolution, should we be unable to complete a business combination by August 2, 2024, raises substantial doubt about our ability to continue as a going concern. It is uncertain that we will be able to consummate a business combination by this time or whether we may seek an extension of the acquisition period. If we are unable to complete a business combination, then we will cease all operations except for the purpose of liquidating.

Goldman Sachs & Co. LLC (“Goldman Sachs”), the underwriter in our IPO, was to be compensated in part on a deferred basis for already-rendered underwriting services in connection with our IPO, yet Goldman Sachs gratuitously waived such compensation.

Pursuant to a letter dated September 21, 2023, Goldman Sachs, the underwriter in our IPO, has gratuitously waived any entitlement to the deferred underwriting fee that accrued from their participation in our IPO in the amount of approximately $10.1 million, despite already having performed all obligations to earn such fee. This fee was agreed among us and Goldman Sachs in the IPO underwriting agreement dated January 28, 2021. While Goldman Sachs claims no role and did not participate in any aspect of the proposed Business Combination, and we have no other contractual relationship with Goldman Sachs, investors should be aware that the gratuitous waiver of a deferred underwriting fee is unusual. Goldman Sachs has not affirmatively disclaimed any responsibility for any of the disclosure in this proxy statement/prospectus, but neither has it reviewed, been involved with in any way, or affirmatively taken any responsibility for such disclosure, which may mean some investors will find the Business Combination less attractive.

SPECIAL MEETING OF BLUERIVER SHAREHOLDERS

Date, Time and Place of Shareholders Meeting

BlueRiver’s shareholders meeting is to be held at [•] a.m., Eastern Time, on, [•], 2024, at the offices of [•] located at [•], and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. We are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

Purpose of the Shareholders Meeting

At the Shareholders Meeting, BlueRiver is asking holders of its ordinary shares:

•        to consider and vote upon a proposal to adopt and approve the Business Combination. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

•        to consider and vote upon the Conversion Amendment Proposal;

•        to consider and vote upon the Domestication Proposal. The forms of the proposed Certificate of Incorporation and proposed Bylaws of the Company to become effective upon the Domestication are attached to this proxy statement/prospectus as Annex B and Annex D, respectively;

•        to consider and vote upon the approval of the Equity Incentive Plan. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C;

•        to consider and vote upon the approval of the new Certificate of Incorporation. A copy of the Certificate of Incorporation is attached to this proxy statement/prospectus as Annex B;

•        to consider and vote upon, on a non-binding advisory basis, each of the Organizational Documents Proposals and thereby (i) authorize change to authorized capital stock, (ii) authorize the Company Board to make issuances of preferred stock, (iii) adopt Delaware as the exclusive forum for certain stockholder litigation and (iv) approve other changes to be made in connection with the adoption of organizational documents. A copy of the proposed Certificate of Incorporation and proposed Bylaws is attached to this proxy statement/prospectus as Annex B and D, respectively; and

•        to consider and vote upon the proposal to approve the issuance of shares of Class A common stock in connection with the Business Combination and any PIPE financing, to the extent such issuance would require a shareholder vote under NYSE American Listing Rules 712 and 713.

Recommendation of the BlueRiver Board with Respect to the Proposals

The BlueRiver Board has approved each of the Proposals.

The BlueRiver Board recommends that shareholders:

•        Vote “FOR” the Business Combination Proposal;

•        Vote “FOR” the Conversion Amendment Proposal;

•        Vote “FOR” the Domestication Proposal;

•        Vote “FOR” the Equity Incentive Plan Proposal;

•        Vote “FOR” the Charter Proposal;

•        Vote “FOR” each of the Organizational Documents Proposals;

•        Vote “FOR” the NYSE American Proposal; and

•        Vote “FOR” the Adjournment Proposals.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

BlueRiver has fixed the close of business on [•], 2024, as the Record Date for determining the BlueRiver shareholders entitled to notice of and to attend and vote at the Shareholders Meeting. As of the close of business on such date, there were [•] Class A ordinary shares and [•] Class B ordinary shares outstanding and entitled to vote. The Class A ordinary shares and the Class B ordinary shares vote together as a single class, except in the election of directors, as to which only the Class B ordinary shares vote, and each share is entitled to one vote per share at the Shareholders Meeting.

The Sponsor owns 7,097,500 Class B ordinary shares. Pursuant to the Sponsor Letter Agreement among BlueRiver, the Sponsor and BlueRiver’s directors and officers, (i) the 7,097,500 Class B ordinary shares owned by the Sponsor and (ii) any other ordinary shares of BlueRiver owned by the Sponsor or BlueRiver’s officers and directors will be voted in favor of the Business Combination Proposal at the Shareholders Meeting. Under the Merger Agreement, BlueRiver agreed to enforce the voting obligations contained in the Sponsor Letter Agreement against the Sponsor and the BlueRiver officers and directors.

Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of BlueRiver have agreed to waive their redemption rights with respect to all of the BlueRiver ordinary shares held by them in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement.

Quorum and Vote Required for Approval

A quorum of BlueRiver shareholders is necessary to hold the Shareholders Meeting. The presence, in person or by proxy, of BlueRiver shareholders representing one-third of the issued and outstanding BlueRiver Ordinary Shares on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.

Each of the Domestication Proposal, the Conversion Amendment Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE American Proposal is interdependent upon the others and must be approved in order for BlueRiver to complete the Business Combination as contemplated by the Merger Agreement. None of the Organizational Documents Proposals, which will be voted upon a non-binding advisory basis only, the Equity Incentive Plan Proposal or the Adjournment Proposal is conditioned upon the approval of any other proposal. The Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE American Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority, as of the Record Date, of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting. The Organizational Documents Proposals are voted upon on a non-binding advisory basis. The Conversion Amendment Proposal, the Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds, as of the Record Date, of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting. If any of the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Charter Proposal or the NYSE American Proposal fails to receive the required approval, none of the Proposals will be approved and the Business Combination will not be completed.

Voting Your Shares

Each BlueRiver Share that you own in your name entitles you to one vote. If you are a record owner of your shares and/or warrants, there are two ways to vote your BlueRiver Shares at the Shareholders Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the BlueRiver Board “FOR” the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Equity Incentive Plan Proposal, the Charter Proposal, the NYSE American Proposal and each of the Organizational Documents Proposals.

You Can Attend the Shareholders Meeting and Vote in Person.    When you arrive, you will receive a ballot that you may use to cast your vote.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Shareholders Meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way BlueRiver can be sure that the broker, bank or nominee has not already voted your shares.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum. Broker non-votes will not count as votes cast at the Shareholders Meeting and, therefore, will not have any impact on the proposals presented at the Shareholders Meeting. Additionally, with respect to all Shareholder Proposals except for the NYSE American Proposal and the Equity Inventive Plan Proposal, abstentions will not count as votes cast at the Shareholders Meeting and, therefore, will have no effect on the outcome of such proposals. With respect to the NYSE American Proposal and the Equity Inventive Plan Proposal, abstentions will count as a vote “AGAINST” those proposals in accordance with NYSE American listing rules.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify BlueRiver’s secretary in writing before the Shareholders Meeting that you have revoked your proxy; or

•        You may attend the Shareholders Meeting, revoke your proxy and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Redemption Rights

Pursuant to the Existing Organizational Documents, a Public Shareholder may request of BlueRiver that the Company redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares, or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

(ii)    submit a written request to the Transfer Agent, in which you (a) request that the Company redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)   deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

Public Shareholders may seek to have their Public Shares redeemed by BlueRiver, regardless of whether they vote for or against the Business Combination Proposal or any other Shareholder Proposals and whether they held Public Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds Public Shares of BlueRiver on or before, [•], 2024 (two (2) business days before the Shareholders Meeting) will have the right to demand that his or her Public Shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $16.9 million on February 2, 2024 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.81. A Public Shareholder that has properly tendered his or her Public Shares for Redemption will be entitled to receive his or her pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such Public Shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be cancelled and the tendered Public Shares will be returned to the relevant Public Shareholders as appropriate.

BlueRiver Public Shareholders who seek to redeem their Public Shares must demand Redemption no later than, [•] Eastern Time, on [•], 2024 (two (2) business days before the Shareholders Meeting) by (i) submitting a written request to the Transfer Agent that BlueRiver redeem such Public Shareholder’s Public Shares for cash, (ii) affirmatively certifying in such request to the Transfer Agent for Redemption if such Public Shareholder is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) with any other shareholder with respect to Public Shares of BlueRiver and (iii) delivering their ordinary shares, either physically or electronically using DTC’s DWAC System, at the Public Shareholder’s option, to the Transfer Agent prior to the Shareholders Meeting. If a Public Shareholder holds the Public Shares in street name, such Public Shareholder will have to coordinate with his or her broker to have such Public Shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to Public Shareholders for the return of their shares.

Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to the company unless the Board of Directors of the company determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). Furthermore, if a Public Shareholder demands Redemption of such shares and subsequently decides prior to the applicable date not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically).

Any corrected or changed written demand of Redemption Rights must be received by BlueRiver’s secretary two business days prior to the vote taken on the Business Combination Proposal at the Shareholders Meeting. No demand for Redemption will be honored unless the Public Shareholder’s Share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Shareholders Meeting.

Public Shareholders seeking to exercise their Redemption Rights and opting to deliver share certificates (if any) and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is BlueRiver’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, BlueRiver does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

A Public Shareholder will be entitled to receive cash for these shares only if the shareholder properly demands Redemption as described above and the Business Combination is completed. If a Public Shareholder properly seeks Redemption and the Business Combination is completed, BlueRiver will redeem these shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Public Shareholders who exercised their Redemption Rights will not be entitled to receive cash for their shares. In such case, BlueRiver will promptly return any shares delivered by the Public Shareholders. BlueRiver and SST will not complete the Business Combination if, immediately prior to the Closing and after payment of all transaction and other expenses payable by BlueRiver and payments for Redemptions (but without regard to any assets or liabilities of the Target Companies), BlueRiver does not have net tangible assets of at least $5,000,001. It is a condition to SST’s obligations to complete the Business Combination that the Minimum Cash Condition be satisfied. However, SST may waive this condition in whole or in part. For more information, see the section entitled “Proposal 1: The Business Combination Proposal — The Merger Agreement — Closing Conditions.”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of BlueRiver’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by BlueRiver.

Pursuant to the Sponsor Letter Agreement, the Sponsor, officers and directors of BlueRiver have waived all of their Redemption Rights and will not have Redemption Rights with respect to any BlueRiver Shares owned by them, directly or indirectly.

Holders of the BlueRiver Warrants will not have redemption rights with respect to the BlueRiver Warrants.

The closing price of BlueRiver Class A ordinary shares on [•], 2024 was $[•]. The cash held in the Trust Account as of [•], 2024 was approximately $[•] per Public Share. Prior to exercising Redemption Rights, shareholders should verify the market price of BlueRiver Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their Redemption Rights if the market price per share is higher than the Redemption price. BlueRiver cannot assure its shareholders that they will be able to sell their BlueRiver Shares in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its Redemption Rights pursuant to the procedures set forth herein will be entitled to receive a pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay BlueRiver’s taxes.

Appraisal Rights

BlueRiver’s shareholders do not have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.

Proxy Solicitation

BlueRiver is soliciting proxies on behalf of the BlueRiver Board. This solicitation is being made by mail but also may be made by telephone or in person. BlueRiver and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. BlueRiver will bear all of the costs of the solicitation, which BlueRiver estimates will be approximately $[•] in the aggregate. BlueRiver has engaged Okapi Partners LLC as proxy solicitor to assist in the solicitation of proxies.

BlueRiver will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. BlueRiver will reimburse them for their reasonable expenses.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Shareholders Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “— Revoking Your Proxy.”

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits BlueRiver, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this proxy statement/prospectus to any household at which two or more BlueRiver shareholders reside if they appear to be members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding ordinary shares of BlueRiver, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Who Can Answer Your Questions About Voting Your Shares?

If you are a holder of BlueRiver’s ordinary shares and have any questions about how to vote or direct a vote in respect of your securities, you may call Okapi Partners LLC, our proxy solicitor, by calling (855) 208-8903, or banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com.

THE BUSINESS COMBINATION

The following is a discussion of the proposed Business Combination and the Merger Agreement. This is a summary only and may not contain all of the information that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. BlueRiver shareholders are urged to read this entire proxy statement/prospectus carefully, including the Merger Agreement, for a more complete understanding of the Business Combination.

Background to the Business Combination

BlueRiver is a blank check company incorporated on October 19, 2020 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

The proposed Business Combination was the result of an extensive search for a potential transaction using the network, investing and operating experience of our management team, including our board of directors. The terms of the Merger Agreement were the result of extensive negotiations between BlueRiver and Spinal Stabilization Technologies, LLC (“SST”). The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.

On February 2, 2021, BlueRiver completed its initial public offering of 28,750,000 units, including 3,750,000 units subject to the underwriter’s over-allotment option, at a price of $10.00 per unit, generating gross proceeds of $287,500,000 before transaction costs (including deferred underwriting expenses which Goldman Sachs has waived). Each BlueRiver unit consisted of one BlueRiver Class A ordinary share and one-third of one Public Warrant. Each Public Warrant entitles the holder thereof to purchase one BlueRiver Class A ordinary share at a price of $11.50 per share, subject to certain adjustments. Simultaneously with the closing of the initial public offering, BlueRiver completed the private placement with the Sponsor of 800,000 units at a price of $10.00 per private placement unit, generating gross proceeds of $8,000,000.

Initially, BlueRiver’s amended and restated memorandum and articles of association provided that BlueRiver must complete its initial business combination by February 2, 2023, which was 24 months from the closing of BlueRiver’s initial public offering. On January 31, 2023, BlueRiver’s shareholders approved an amendment to BlueRiver’s amended and restated memorandum and articles of association to extend the date by which BlueRiver’s has to consummate its initial business combination for up to an additional six months to August 2, 2023 to provide BlueRiver with additional time to consummate its initial business combination. In connection with such vote, the holders of an aggregate of 26,738,255 BlueRiver Class A ordinary shares exercised their right to redeem their shares for an aggregate of $271,939,156 in cash held in the Trust Account. On August 2, 2023, BlueRiver’s shareholders approved an additional amendment to BlueRiver’s amended and restated memorandum and articles of association to extend the date by which BlueRiver has to consummate its initial business combination for up to an additional six months to February 2, 2024 to provide BlueRiver with additional time to consummate its initial business combination. On February 2, 2024, BlueRiver’s shareholders approved an additional amendment to BlueRiver’s amended and restated memorandum and articles of association to extend the date by which BlueRiver has to consummate its initial business combination for up to an additional six months up to August 2, 2024 in one month increments upon the payment of an additional $0.025 per month per each Class A Ordinary Share that was not redeemed in connection with the Third Special Meeting, to provide BlueRiver with additional time to consummate its initial business combination. In connection with such Third Special Meeting, the holders of an aggregate of 305,218 Class A Ordinary Shares exercised their right to redeem their shares for an aggregate of approximately $3,301,573 in cash held in the Trust Account. Following the Third Special Meeting, an aggregate of 1,567,710 Class A Ordinary Shares remained outstanding and approximately $16,958,072 remained in the Trust Account (before the payment of any amounts on account of extension).

BlueRiver did not select any business combination target in advance of its initial public offering and did not, nor did anyone on its behalf, initiate any substantive discussions, directly or indirectly, with any potential business combination target in advance of its initial public offering.

After completing its initial public offering, BlueRiver’s Board considered targets that met, among other things, the following general criteria (such factors not weighted or in any order of significance):

•        Compelling Revenue, Free Cash Flow and Value Creation Prospects:    BlueRiver sought to acquire one or more businesses that it believed would have multiple organic and M&A-driven growth opportunities over time. BlueRiver searched for attractive, growth-oriented businesses that exhibited sound, underlying fundamentals as well as demonstrated revenue growth and a clear path to increased profitability and free cash flow generation. This included such potential targets that were, or that BlueRiver believed had the potential to be, a category leader with long-term growth potential.

•        Defensible Market Position:    BlueRiver targeted companies that it believed to have strong market positions in markets with significant barriers to entry. BlueRiver believes moats can exist and be created through differentiated technology, product innovation, strong distribution capabilities, diversified customer base, intellectual property and brand or other factors, which lead to low risks of disruption from new technologies or new entrants.

•        Location:    BlueRiver searched for attractive target acquisition opportunities globally, with a particular emphasis on companies in North America, Europe and Asia. BlueRiver drew on its management team’s international contacts in order to source investment opportunities.

•        Management Capability:    BlueRiver targeted companies with strong management teams that have demonstrated the ability to scale and operate on a global basis. BlueRiver’s management team has been committed from the outset to providing full support, guidance and additional management talent to assist the target company in executing its strategy. BlueRiver expected that the operating and financial abilities of its management team and board would complement potential target’s management capabilities.

•        Positioned to Benefit from Being a Public Company:    BlueRiver sought companies that demonstrate public market readiness and that BlueRiver believes would benefit from a partnership with BlueRiver’s management team.

•        Sector:    BlueRiver initially planned to target companies in the technology, media, telecommunications and entertainment industries, before ultimately expanding to different sectors.

•        Size:    BlueRiver initially sought companies that alone, or through a strategic combination with another company, have an enterprise valuation between $1.0 billion and $3.0 billion, or larger.

Since the completion of its initial public offering, BlueRiver considered numerous potential target businesses with the objective of consummating its initial business combination. BlueRiver’s initial target exploration focused on certain targets with whom BlueRiver’s directors and management, or Sponsor, were already familiar through their networks and investment activities, and who could satisfy some or all the key criteria for a business combination target described in the investment criteria above. As the initial exploration progressed, the list of potential business combination partners was refined to exclude potential partners who BlueRiver’s management believed were unlikely to consider a business combination with BlueRiver and to include potential partners who did not meet all or most of the key criteria described in the investment criteria above, but BlueRiver’s management and board of directors otherwise believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational experience, and network of BlueRiver’s management team and board of directors.

BlueRiver began the search process for a potential business combination shortly after the completion of its IPO on February 2, 2021 and continued until signing an exclusivity agreement with SST on January 10, 2023. During that period, BlueRiver’s management team continually developed a list of potential target companies that they believed may be interested in pursuing a merger transaction with BlueRiver. BlueRiver contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies in the technology, media, telecom and other sectors. In the process that led to identifying SST as an attractive investment opportunity, BlueRiver’s management team engaged in preliminary conversations regarding a potential business combination with all of the approximately 160 potential targets and/or their advisors, including SST, that were considered by BlueRiver. These potential targets and/or their advisors were either known to BlueRiver’s management or were introduced to BlueRiver through its management’s network and BlueRiver did not use a financial advisor in identifying these potential targets or evaluating them. During the period beginning in February 2021 and ending in October 2022, BlueRiver entered into non-disclosure agreements with approximately 120 of such potential business combination targets. BlueRiver entered into non-disclosure agreement with the potential business combination targets that BlueRiver was interested in based on their potential to fit in BlueRiver’s business combination target criteria and their initial interest in pursuing a potential SPAC transaction. The non-disclosure agreements entered into with the potential targets contained customary non-disclosure and non-use provisions and a customary Trust Account waiver provision pursuant to which the potential targets waived any right, title, interest or claim in BlueRiver’s Trust Account and agreed not to seek recourse against BlueRiver’s Trust Account for any reason.

Such non-disclosure agreements do not contain any standstill or similar provisions. During the period beginning in February of 2021 and ending in December of 2022, BlueRiver conducted preliminary due diligence and/or engaged in more detailed discussions with approximately 35 of those companies. Of those potential business combination targets, during the period beginning in March of 2021 and ending in November of 2022, BlueRiver submitted non-binding letters of intent to 7 companies, including SST. Of these 7 targets, one was SST, four were technology companies, each with an enterprise valuation of over $1.0 billion, and two were media and entertainment companies with enterprise valuations under $1.0 billion. BlueRiver did not move forward with these targets because the parties could not come to an agreement on the deal terms or the potential target decided not to pursue a deal with a SPAC. Other than SST, negotiations with the other six targets ended between March 2021 and November 2022. BlueRiver submitted one letter of intent to a potential business combination target in the technology industry on March 21, 2021 after the completion of its IPO, on or around March 31, 2021 the potential business combination was abandoned as the target company decided they were not interested in the transaction, one letter of intent to one potential business combination target in the technology industry on May 20, 2021, on or around May 30, 2021, the potential business combination was abandoned as the target company held an auction where BlueRiver was not chosen, one letter of intent to a potential business combination target in the technology industry on June 15 2021, on or around August 20, 2021, the potential business combination was abandoned as the target company decided to pursue an alternative transaction, one letter of intent to a potential business combination target in the technology industry on December 14, 2021, on or about December 30, 2021, the potential business combination was abandoned as the target company decided they were not interested in the transaction, one letter of intent to a potential business combination target in the media and entertainment industry on November 23, 2022, on or around November 28, 2022, the potential business combination was abandoned as the target company was no longer interested in the transaction, and one letter of intent to a potential business combination target in the media and entertainment industry on November 22, 2022, on or about November 30, 2022, the potential business combination was abandoned as the target company was no longer interested in the transaction. BlueRiver abandoned further negotiations with the other 28 potential targets with which it engaged in more detailed discussions because these potential targets did not meet BlueRiver’s criteria including (i) having compelling revenue, free cash flow and value creation prospects, (ii) public company readiness, (iii) size of the enterprise value and (iv) ability to create synergies with BlueRiver management’s expertise and relationships. Ultimately, without foreclosing the possibility of a future business combination involving these potential targets, BlueRiver determined to abandon each of its other potential initial business combination targets to which it delivered a letter of intent, other than SST, because (i) such other potential targets pursued an alternative transaction or strategy, (ii) BlueRiver did not meet such potential targets’ valuation expectations, (iii) BlueRiver determined that the targets would not be a suitable business combination partner for BlueRiver based on, among other factors, further due diligence indicating that the targets’ business did not meet BlueRiver’s investment criteria or the terms on which the potential targets would be willing to consider a potential business combination transaction would not have been advantageous to BlueRiver and its shareholders and/or (iv) BlueRiver concluded that a business combination transaction with SST aligned more closely with BlueRiver’s investment criteria and, among other things, SST was receptive to a valuation and consideration structure that would be advantageous to BlueRiver and its shareholders.

As part of this process, between the consummation of BlueRiver’s initial public offering and January 24, 2023, representatives of BlueRiver, including John Gregg, Co-Chief Executive Officer of BlueRiver and Co-Chairman of the BlueRiver board of directors, Randall Mays, Co-Chief Executive Officer of BlueRiver, Chief Financial Officer of BlueRiver and Co-Chairman of the BlueRiver board of directors, and Eric Medina, Managing Director of BlueRiver, had multiple discussions with SST and various other companies. Representatives of BlueRiver participated in management presentations and engaged in due diligence and discussions directly with the potential targets’ senior executives. Following these discussions, BlueRiver discontinued its review of potential business combinations with other companies. Ultimately, BlueRiver determined SST to be the most attractive opportunity based on several factors including SST’s large market opportunity, SST’s patent portfolio, SST’s clinical trial progress and results and SST’s management team.

On September 14, 2022, Mr. Mays, who is also a director and shareholder of SST, introduced Mark Novotny, President and CEO of SST to Mr. Gregg and Mr. Medina. Due to his interest in SST, Mr. Mays agreed that he would abstain from voting or making any decisions on behalf of BlueRiver relating to a potential business combination with SST, and Mr. Gregg agreed to lead the discussions with SST along with Mr. Medina on behalf of BlueRiver.

On September 14, 2022, BlueRiver and SST executed a mutual confidentiality agreement, which did not contain a standstill or similar provision, and subsequently, SST began to share confidential information regarding its business with BlueRiver. Such confidential information included an investor presentation (the “Private Investment Presentation”) that included certain projections prepared by SST management (the “Private Investment Projections”). The Private Investment Presentation, including the Private Investment Projections, was prepared by SST solely with respect to a potential private investment into SST by unrelated third parties and were not used for or relied upon for any other purpose.

Between September 15, 2022, and January 10, 2023, Mr. Gregg and Mr. Medina held regular informal teleconferences with each BlueRiver director, other than Mr. Mays, to update such directors on the progress of discussions with SST and other potential business combination targets. During such discussions, Mr. Gregg and Mr. Medina advised each of the BlueRiver directors that Mr. Mays is a director and shareholder of SST and that Mr. Mays had, thus, recused himself from any BlueRiver decisions relating to the potential business combination with SST but would be available to participate in management calls with Mr. Gregg and Mr. Medina from time to time as requested to assist them in evaluating SST’s business. During such informal discussions, the BlueRiver directors were also provided the Private Investment Presentation, which included the Private Investment Projections. However, the BlueRiver management team and directors determined that the Private Investment Projections were overly speculative and unreliable for use by BlueRiver in connection with a potential business combination between BlueRiver and SST for, among other reasons, the Private Investment Projections included revenue from markets that required a CE certificate for SST’s PerQdisc device, and at such time, the CE certificate had already been suspended by SST’s EU notified body and there was no clear timeline for removing the suspension. Accordingly, the Private Investment Projections were not utilized by BlueRiver or the BlueRiver Board in connection with its consideration of the proposed business combination with SST.

On September 19, 2022, BlueRiver’s management team (including Mr. Gregg, Mr. Mays and Mr. Medina, Managing Director of BlueRiver) and SST (including Mark Novotny, President and CEO of SST) held a conference call to provide background information about SST and its industry and to explore a potential business combination. Mr. Mays participated in this call at the request of Mr. Gregg and Mr. Medina to listen to the management presentation and be available to answer their questions based on his knowledge of SST’s business.

On December 7, 2022, BlueRiver’s management team (including Mr. Gregg, Mr. Mays and Mr. Medina and SST (including Mr. Novotny) held a conference call for SST to provide an update on SST’s operations and further discuss a potential business combination. Mr. Mays again participated in this call at the request of Mr. Gregg and Mr. Medina hear the update on SST’s business operations and be of assistance to Mr. Gregg and Mr. Medina. Following the conference call on December 7, 2022, Mr. Medina, Mr. Novotny and Loren Francis, Vice President R&D and Operations of SST, held an in-person meeting in Miami, Florida to discuss SST’s operations, review SST’s clinical trial program, doctor training program and the potential business combination.

During the next four weeks, representatives of BlueRiver (including Mr. Gregg, and Mr. Medina) and SST (including Mr. Novotny and Brian Dowling, CFO of SST), held multiple conference calls and email exchanges in connection with BlueRiver’s initial business, financial and clinical due diligence investigation.

On December 8, 2022, Mr. Medina and Mr. Dowling held a conference call to discuss SST’s operations, historical financial statements for fiscal 2020, 2021 and 2022, audit status and plan and further discuss a potential business combination.

On December 16, 2022, Mr. Medina, Mr. Dowling and representatives of WithumSmith+Brown, PC (“Withum”) held a conference call to discuss SST’s historical financial statements for fiscal 2020, 2021 and 2022 and to discuss SST engaging Withum to provide audit services to SST.

On January 4, 2023, Mr. Medina, and Mr. Dowling held a conference call to discuss SST’s operations, historical financial results, audit plan and plan and further discuss a potential business combination.

On January 10, 2023, BlueRiver sent SST a non-binding letter of intent regarding a potential business combination between BlueRiver and SST, which reflected an implied pre-money equity value of SST of $240.0 million (“Pre-Money Equity Value”). The Pre-Money Equity Value was consistent on an aggregate basis with BlueRiver’s evaluation of SST’s business based on the BlueRiver’s evaluation of SST’s total available market, the designation of the PerQdisc Nucleus Replacement System as a Breakthrough Device by the FDA, SST’s clinical trial results to date that data from NUCLEUS 181 and LOPAIN1 showed that patients reported lower disability for low back pain as measured by Oswestry Disability Index (ODI) and lower pain as measured by Visual Analog Scale (VAS), the upcoming regulatory goals for the company, including its FDA trials and CE mark review, and considering the competitive dynamics of the industry in which SST operates, supports the thesis that the combined company could reasonably support a value above the Pre-Money Equity Value.

On January 5, 2023, Cohen and Company Inc. (“Cohen”) began assisting BlueRiver with its initial extension.

On January 18, 2023, Mr. Gregg and Mr. Novotny held an in-person meeting in a restaurant at the Denver Airport to discuss SST’s business, the potential business combination and the non-binding letter of intent sent on January 10, 2023.

On January 20, 2023, following further discussions between the parties, SST sent BlueRiver a revised non-binding letter of intent, agreeing to a pre-money equity value of $240.0 million and provided that SST and BlueRiver would jointly seek to raise a bridge financing of approximately $1.5 million to provide capital to SST to continue executing on its business plan until the business combination was completed.

On January 24, 2023, BlueRiver held a board meeting attended by John Gregg, Randall Mays, Eric Medina, Anne Farlow, Alok Sama and John Sununu to discuss the potential business combination with SST. During the board meeting, Mr. Mays reiterated to the Board that he owned equity in SST, was a member of the board of managers of SST and that he was, thus, recusing himself from substantive discussions or opining on the potential business combination between BlueRiver and SST. Each of the other BlueRiver directors confirmed that he or she was not aware of any potential conflicts of interest involving such director or the proposed business combination with SST. Following the discussion of Mr. Mays’ recusal, Mr. Gregg and Mr. Medina presented the potential business combination between BlueRiver and SST to the remaining directors. The presentation included a review of the terms of the proposed transaction, including a draft timeline to complete the potential business combination and a discussion of the pre money equity value of $240.0 million. Existing SST shareholders would retain 100% of their equity and would own approximately 70% of the voting power of the combined company on a pro forma basis (excluding BlueRiver’s outstanding warrants) at closing based on certain assumptions relating to the size of a potential PIPE investment and redemptions by BlueRiver’s public shareholders. BlueRiver and SST agreed that BlueRiver would seek to raise a $40.0 million PIPE financing prior to the closing of the business combination. Following the presentation by Mr. Gregg and Mr. Medina, Mr. Novotny joined the BlueRiver board meeting to present SST’s business to the board and participated in a question and answer session. The BlueRiver board then asked Mr. Novotny to exit the meeting. At the end of the meeting, the BlueRiver board unanimously authorized, with Mr. Mays abstaining, BlueRiver’s management team to execute the proposed non-binding letter of intent.

On January 24, 2023, following the approval by the BlueRiver board, Mr. Gregg, on behalf of BlueRiver, and Mr. Novotny, on behalf of SST, executed a non-binding letter of intent (subject to due diligence and negotiation of definitive agreements) which reflected an implied pre money equity value of $240.0 million and contemplated a PIPE investment of $40.0 million to be funded concurrent with the consummation of the business combination. In connection with the entry into the letter of intent, SST agreed not to continue or engage in any discussions or negotiations, or enter into any agreements, with respect to a competing acquisition proposal transaction within 365 days of signing the non-binding letter of intent, or around January 24, 2024, or if earlier, the time at which SST provides written notice to BlueRiver of the termination of the exclusivity contemplated by the letter of intent.

On January 27, 2023, Mr. Medina and Mr. Dowling held a conference call to discuss SST’s operations, historical financials, audit status and process to enter into definitive agreements and further discuss a potential business combination.

On January 31, 2023, BlueRiver held its extraordinary general meeting of its shareholders to consider and vote upon the extension proposal, which was approved.

On February 1, 2023, Mr. Medina, Mr. Dowling and a representative of Withum held a conference call to review Withum’s proposal to audit SST’s historical financials in preparation for a potential business combination.

On March 22, 2023, BlueRiver engaged Cohen to act as placement agent for the PIPE investment (in such capacity, the “PIPE Placement Agent”) based on Cohen’s knowledge and experience with similar PIPE investments. Cohen subsequently initiated conversations with prospective investors as part of the PIPE investment process. On February 14, 2023, Mr. Gregg and Mr. Medina, representatives of Cohen and Mr. Novotny and Mr. Dowling held a kick off organization meeting to present the working group, review the timeline and key steps of the transaction and PIPE process, discuss SST business strategy and discuss potential investors in the PIPE process. BlueRiver and Cohen executed the engagement letter on March 22, 2023 that confirmed V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”), would act as BlueRiver capital markets advisor in connection with its business combination transaction with SST. CCM’s fees are contingent on the closing of the business combination transaction with SST and the successful raise of the PIPE investment. For these services, CCM would receive a $2.0 million advisory fee and a percentage of the gross proceeds raised in a PIPE.

During the following seven weeks between February 14, 2023 and April 4, 2023, BlueRiver and Cohen continued its ongoing business, financial and clinical diligence review of SST, including historical clinical trial results and SST’s projected clinical trial schedule, while helping the company finalize an investor presentation for PIPE investors. Starting the week of April 3, 2023, until the week of April 24, 2023, BlueRiver, SST and Cohen held confidential meetings with 11 potential PIPE investors to discuss their interest in participating in the PIPE.

On May 16, 2023, BlueRiver, Goodwin Procter LLP (“Goodwin”) outside counsel to BlueRiver, SST, Kreager Mitchell outside counsel to SST, and ADKF outside tax advisor to SST, held a call to discuss tax implications of the business combination between BlueRiver and SST and the potential for using an Up-C structure. Goodwin provided an overview of the pros and cons to the SST Members of an Up-C structure including outlining the various rights that the SST Members would retain in an Up-C structure. SST management asked follow up questions related to the differences between an Up-C structure and a traditional merger. SST management also asked Goodwin questions relating to the Domestication process and the implications of moving from a Cayman Islands domicile to a Delaware domicile.

During the following five weeks between May 16, 2023 and June 21, 2023, representatives of BlueRiver, Goodwin, Kreager Mitchell, ADKF and SST management, had additional communications regarding the proposed Up-C structure, including among other things, the impact of any tax considerations and whether an Up-C structure would result in significant benefit or detriment to the business or financial performance of the combined business. As a result of such discussions, BlueRiver and SST, with the advice of their respective tax advisors, determined that an “Up-C” structure would be beneficial to the SST Members and would not negatively impact the combined company.

On May 31, 2023, BlueRiver and Houlihan Capital executed a confidentiality agreement and began to share confidential information regarding the potential business combination between BlueRiver and SST. BlueRiver and Houlihan discussed the potential engagement for Houlihan Capital to provide a fairness opinion on the transaction to the BlueRiver board.

On June 21, 2023, Goodwin, on behalf of BlueRiver, emailed Kreager Mitchell and SST a draft of the Merger Agreement between BlueRiver and SST, which draft contemplated an Up-C structure, and which BlueRiver had reviewed and discussed with Goodwin in detail. The decision to use an Up-C structure was mutually agreed to achieve SST’s goals of maintaining the benefits of passthrough taxation for the SST Holders without significant benefit or detriment to the business or financial performance of the combined business.

On June 28, 2023, Mr. Kreager, Mr. Gretzinger, Dan Espinoza of Goodwin, Mr. Novotny, Mr. Dowling, Mr. Medina and Kreager Mitchell participated in a video conference to discuss, among other things, material terms of the draft Merger Agreement, including the size of a potential PIPE transaction, whether to include a $10 million minimum cash condition, and the composition of Surviving Pubco’s board of directors, drafting responsibilities for certain ancillary agreements and the timeline for preparing, negotiating and finalizing definitive documentation, an investor presentation and this proxy statement/prospectus.

During the following three weeks between June 21, 2023 and July 18, 2023, BlueRiver, Goodwin, Kreager Mitchell and SST exchanged drafts of the Merger Agreement and drafts and/or summaries of the ancillary documents, including a Term Sheet for Limited Liability Company Agreement of BLUA Merger Sub LLC, the surviving operating company in the business combination between BlueRiver and SST, the sponsor support agreement and the company member support agreement. The various drafts exchanged reflected the parties’ negotiations on, among other things, SST’s request for a $10 million minimum cash condition to closing, post-announcement diligence items, and other matters.

On July 10, 2023, Goodwin emailed Kreager Mitchell a revised draft of the Merger Agreement reflecting the conversations of the June 28 video conference. Such revisions relating to, among other matters, (i) revised representations, warranties and covenants for BlueRiver and SST, and (ii) the inclusion of a $10 million minimum cash condition requested by SST. On July 10, 2023, Goodwin also emailed Kreager Mitchell drafts of the Sponsor Support Agreement, Member Support Agreement and a term sheet for the amended and restated LLC agreement of the Surviving Company.

On July 13, 2023, Kreager Mitchell emailed Goodwin a revised draft of the merger agreement, which proposed revisions related to, among other matters, (i) revised definitions for the calculation of BlueRiver’s transaction costs, (ii) revised representations, warranties and covenants for BlueRiver and SST, and (iii) the inclusions of vesting terms of the Sponsor’s Class B ordinary shares to align the interests of the Sponsor with the long term interests of the combined company’s shareholders.

On July 14, 2023, BlueRiver’s management discussed the formal engagement of Houlihan Capital, including the terms of a proposed engagement letter between Houlihan Capital and BlueRiver, and noted Houlihan Capital’s qualifications, professional reputation, experience and expertise as a financial advisor for transactions in the medical device industry. Based on these factors, BlueRiver’s board authorized the engagement of Houlihan Capital to serve as BlueRiver’s financial advisor in connection with the proposed Business Combination between BlueRiver and SST. Later on July 14, 2023, BlueRiver formally engaged Houlihan Capital pursuant to an engagement letter to prepare a fairness opinion for the BlueRiver board regarding the proposed Business Combination. During the course of the engagement of Houlihan Capital, Houlihan Capital advised BlueRiver that it was not aware of any potential conflicts of interest of Houlihan Capital and concluded that there were no conflicts that would impair the ability of Houlihan Capital to provide a fairness opinion.

On July 17, 2023, Goodwin emailed Kreager Mitchell a revised draft of the Merger Agreement that included revisions relating to, among other matters, (a) revised representations, warranties and covenants for BlueRiver and SST, and (b) the ability of BlueRiver to terminate the Merger Agreement: (i) if BlueRiver determines, in its sole discretion, not to proceed with consummating the transactions contemplated by the Merger Agreement in connection with BlueRiver’s ongoing due diligence review of the SST and its Affiliates; or (ii) if SST has not obtained, and delivered to BlueRiver, requisite Member Support Agreements, and (c) the ability of SST to terminate the Merger Agreement at any time prior to fourteen (14) days following the later of (i) the date of the Merger Agreement, and (ii) the date on which BlueRiver delivers specified disclosure schedules to SST, SST determines in its sole discretion not to proceed with consummating the transactions contemplated by the Merger Agreement in connection with SST’s ongoing due diligence review of BlueRiver.

Between July 18, 2023 and July 21, 2023, Goodwin and Kreager Mitchell exchanged several drafts of the Merger Agreement, related exhibits to the Merger Agreement and specified ancillary documents, aiming to finalize the terms of the various provisions therein. The material terms included, (i) the post-close lock up period, (iii) whether to include a $10 minimum cash condition, (iv) which party would be responsible for paying applicable the regulatory filing fees, and (vi) the composition of Pubco’s initial board of directors, which was agreed not be finalized until after the Merger Agreement was executed.

On July 21, 2023, the BlueRiver board met, together with representatives of Goodwin to review the terms of the proposed Business Combination with SST and the proposed final definitive documentation. In addition, Houlihan Capital joined the meeting to present to the BlueRiver board their fairness opinion regarding the potential business combination between BlueRiver and SST. Following an initial discussion between the Board and Goodwin, Mr. Mays exited the meeting leaving the remaining BlueRiver directors alone to review the transaction. During the meeting, Mr. Gregg and Mr. Medina provided the board with a comprehensive overview of SST’s business, strategy, the results and findings of BlueRiver’s preliminary due diligence process and the PIPE process status. Following such presentation, Houlihan Capital presented its methodology overview and financial analyses conducted in connection with the proposed Business Combination in support of Houlihan Capital’s proposed fairness opinion. Houlihan Capital rendered its opinion orally that the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver.

BlueRiver’s board, with the assistance of Goodwin, discussed and reviewed a summary of the material terms of the proposed Merger Agreement and the key ancillary agreements (copies of all of which were provided to all of the members of the BlueRiver board in advance of the meeting), the potential benefits of, and risks relating to the proposed business combination, the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination, and the fact that the Merger Agreement contained a further due diligence condition that would allow BlueRiver’s management to complete further due diligence investigation of SST. Representatives from Goodwin reminded BlueRiver’s board of its fiduciary duties in connection with a business combination transaction. Following additional discussion on these and related matters, BlueRiver’s board, with Mr. Mays abstaining, determined that it was in the best interests of BlueRiver and its shareholders to proceed with executing the Merger Agreement on the terms discussed and based on the documents reviewed.

On July 21, 2023, BlueRiver entered into an Agreement and Plan of Merger with BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver (“Merger Sub”), and Spinal Stabilization Technologies, LLC. The combined company will be organized in an “Up-C” structure. The combined company’s business will continue to operate through the Surviving Company and its subsidiaries and the Surviving Pubco’s sole direct asset will be the equity interests of the Surviving Company held by it.

On July 21, 2023, the SST board of managers met, together with representatives of Kreager Mitchell, to review the terms of the proposed Business Combination and the proposed final Merger Agreement. Mr. Mays recused himself from the meeting. SST’s board of managers, with the assistance of Kreager Mitchell, discussed and reviewed a summary of the material terms of the proposed Merger Agreement (a copy of which was provided to all of the members of the SST board of managers in advance of the meeting), including the variances between the Merger Agreement and the letter of intent, as well as the need to prepare and negotiate additional ancillary agreements prior to closing the business combination. The SST board of managers considered the potential benefits of, and risks relating to, the proposed business combination, including without limitation, the financing that would be made available through the PIPE financing as part of the business combination, the availability of alternative financing, SST’s ongoing capital requirements through commercialization and the long term benefits of access to the capital markets to raise funds as a public company, the opportunities for liquidity that the transaction would offer SST’s existing members, the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination, the proposed timeline for closing the PIPE and the business combination, and the fact that the Merger Agreement contained conditions that would allow SST’s management to complete further due diligence investigation of BlueRiver and negotiate the final ancillary agreements. Following additional discussion on these and related matters, SST’s board of managers determined, without Mr. Mays participating, that it was in the best interests of SST and its members to proceed with executing the Merger Agreement on the terms discussed and based on the documents reviewed.

On July 24, 2023, a press release was issued announcing the Business Combination. Shortly after, BlueRiver filed a current report on Form 8-K attaching the press release, the Merger Agreement, the sponsor support agreement and the company member support agreement.

On July 28, 2023, BlueRiver filed a current report on Form 8-K and attached the investor presentation previously provided to the potential PIPE investors.

THE DOMESTICATION

Overview

BlueRiver is proposing to change its corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of BlueRiver under the applicable laws of Cayman Islands and the State of Delaware as described under the section entitled “— Manner of Effecting the Domestication and the Legal Effect of the Domestication.”

The Domestication will be effected by the filing of a Certificate of Corporate Domestication and the Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register BlueRiver with the Registrar of Companies of the Cayman Islands. In connection with the Domestication, all outstanding securities of BlueRiver will convert to outstanding securities of the continuing Delaware corporation. The Domestication will become effective immediately prior to the completion of the Business Combination. The proposed Certificate of Incorporation, which will become effective upon the Domestication, is attached to this proxy statement/prospectus as Annex B.

At the effective time of the Domestication, which will be the Closing Date, the separate existence of BlueRiver will cease as a Cayman Islands exempted company and will become and continue as a Delaware corporation. The Memorandum and Articles of Association will be replaced by the Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and you will become a stockholder of the Company with all rights as such governed by Delaware law.

In connection with the Domestication and simultaneously with the Business Combination, the corporate name of BlueRiver will change to “Spinal Stabilization Technologies, Inc.”

Reasons for the Domestication

The BlueRiver Board believes that it would be in the best interests of BlueRiver, simultaneously with the completion of the Business Combination, to effect the Domestication. The primary reason for the Domestication is to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

In addition, because the Company will operate within the United States following the Business Combination, it was the view of the BlueRiver Board that the Company should also be structured as a corporation organized in the United States. In addition, the BlueRiver Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures BlueRiver is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.

Anticipated Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of BlueRiver. There will be no accounting effect or change in the carrying amount of the assets and liabilities of BlueRiver as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of BlueRiver immediately following the Domestication will be the same as those immediately prior to the Domestication.

PROPOSAL 1 — THE BUSINESS COMBINATION PROPOSAL

This subsection of this proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the business combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which may be subject to contractual standards of materiality applicable to the contracting parties that differ from what may be viewed as material to shareholders. The representations and warranties in the Merger Agreement and the items listed in the Schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

Overview

BlueRiver is asking its shareholders to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). BlueRiver shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby. Please see “ — The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

We may complete the Business Combination only if it is approved by holders of a majority, as of the Record Date, of the BlueRiver Shares that are present and vote at the Shareholders Meeting. If any of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal or the NYSE American Proposal fails to receive the required BlueRiver shareholder approval, the Business Combination will not be completed.

The Merger Agreement

On July 21, 2023, BlueRiver, Merger Sub and SST entered into the Merger Agreement, which provides for, among other things, the following transactions:

(a)     On the Closing Date, prior to the Effective Time (as defined in the Merger Agreement), BlueRiver will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and transferring by way of continuation and domesticating as a corporation incorporated under the laws of the State of Delaware, upon which BlueRiver will change its name to “Spinal Stabilization Technologies, Inc.”

(b)    On the Closing Date, promptly following the consummation of the Domestication, Merger Sub will merge with and into SST, with SST surviving the merger and becoming a direct subsidiary of BlueRiver.

(c)     SST Holders will receive Surviving Company Class A Membership Units and Surviving Pubco Class V Common Stock.

(d)    Existing shareholders of BlueRiver will retain Class A common stock, which are the voting common stock in the Company.

(e)     BlueRiver will contribute the proceeds of its Trust Account (after giving effect of the Redemptions), together with the proceeds from any PIPE financing, as consideration for the Business Combination, to be used to make a cash contribution to SST, which will be used to pay off existing debt and for general corporate purposes, after payment of transaction expenses.

This Business Combination is being accomplished through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C structure allows the current SST Holders to retain their equity ownership in SST, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of post-merger SST units and provides potential future tax benefits for both the Surviving Corporation and the post-merger SST equity holders after they ultimately exchange their pass-through interests for shares of Class A common stock. We believe that the SST Holders will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. Upon completion of the Business Combination, the Surviving Corporation will be a holding company with no material assets other than its ownership of the SST Common Units and its managing member interest in SST. As a result, the Company will have no independent means of generating revenue or cash flow. Although we believe that there will be a tax benefit to the current SST Holders, we do not believe that the Up-C organizational structure will give rise to any significant benefit or detriment to the business or financial performance of the Company.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing of the Business Combination, including any Subscription Agreements, the Fifth Amended and Restated Limited Liability Company Agreement, the Registration Rights Agreement, the Member Support Agreements and the Sponsor Letter Agreement (each as defined in the accompanying proxy statement/prospectus). See “— Related Agreements” for more information.

Existing Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of BlueRiver and SST, respectively.

BlueRiver (Current Structure)

Organizational Structure Following the Business Combination

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Domestication and the Business Combination, assuming no completion of a PIPE financing, no redemption of the existing BlueRiver Public Shareholders Class A Shares, and the cancellation and exchange of each BlueRiver Warrant for 0.075 shares of Surviving Pubco Class A Common Stock.

Our organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership-C (or Up-C) corporation structure. This organizational structure will allow the existing SST Holders to retain their equity ownership in SST, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of SST Class A Membership Units. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of BlueRiver will, by contrast, hold their equity ownership in Surviving Pubco, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. We do not believe that our Up-C organizational structure will give rise to any significant benefit or detriment to our business or financial performance. See the section entitled “Risk Factors — Risks Related to the Business Combination and BlueRiver” for additional information on our organizational structure.

Effect of the Domestication on Existing BlueRiver Equity in the Business Combination

The Domestication will result in, among other things, the following, each of which will occur prior to the Effective Time on the Closing Date:

(a)     each then issued and outstanding BlueRiver Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of Surviving Pubco Class A Common Stock;

(b)    each then issued and outstanding BlueRiver Class B Ordinary Share will convert automatically, on a one-for-one basis, into one share of Surviving Pubco Class A Common Stock (the “BlueRiver Class B Ordinary Shares Conversion”);

(c)     each then issued and outstanding BlueRiver Common Warrant will convert automatically, on a one-for-one basis, into a warrant to acquire Surviving Pubco Class A Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the converted BlueRiver Common Warrant;

(d)    each then issued and outstanding BlueRiver Sponsor Warrant will convert automatically, on a one-for-one basis, into a warrant to acquire Surviving Pubco Class A Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) the converted BlueRiver Sponsor Warrant; and

(e)     a series of Surviving Pubco Class V Common Stock shall be authorized, each share of which will have voting rights equal to a share of Surviving Pubco Class A Common Stock but which shall have no entitlement to earnings or distributions of the Surviving Pubco.

Business Combination Consideration

At the Effective Time, by virtue of the Business Combination and without any action on the part of BlueRiver, the Company or any holder of Company membership units immediately prior to the Effective Time (the “Holders”), each Company membership unit that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become the right to receive the portion of the shares of Surviving Company Class A Membership Units and Surviving Pubco Class V Common Stock representing, in the aggregate, the Merger Consideration (with each Holder receiving a number of Surviving Company Class A Membership Units and a corresponding number of Surviving Pubco Class V Common Stock equal to the quotient of (a) the amount of cash that the Holder would have received had the Company sold all of its assets and made a final liquidating distribution of cash to the Holders in an amount equal to $240,000,000 in accordance with Section 5.4 of the Company’s operating agreement, divided by (b) $10.00), in each case, as more particularly set forth on an allocation statement to be delivered by the Company to BlueRiver in connection with the consummation of the transactions contemplated by the Merger Agreement (the “Closing”). For purposes of the Merger Agreement, the “Merger Consideration” means a number of Surviving Company Class A Membership Units equal to the quotient determined by dividing $240,000,000 by $10.00 and an equal number of shares of Surviving Pubco Class V Common Stock.

Upon the completion of the Business Combination, based on an assumed liquidation on December 26, 2023 pursuant to Section 5.4 of SST’s operating agreement, each Class A1, A2, B1 and B2 Membership Interest unit of SST would be entitled to receive approximately 3.308 Surviving Company Class A Membership Units and a corresponding number of shares of Surviving Pubco Class V Common Stock, which would be exchangeable into approximately 3.308 shares of Class A Common Stock of the Company. Each Class RB2 Membership Interest unit of SST will vest in full and convert into approximately 2.437 Surviving Company Class A Membership Units and a corresponding number of shares of Surviving Pubco Class V Common Stock upon consummation of the Business Combination, which would be exchangeable into approximately 2.437 shares of Class A Common Stock of the Company. Based on the assumed value of $10.00 per share of Class A Common Stock of the Company used in the Merger Agreement to determine the aggregate number of Surviving Company Class A Membership Units and corresponding shares of Surviving Pubco Class V Common Stock issuable to all SST Membership Interest unit holders, the per unit value of each Class A1, A2, B1 and B2 Membership Interest unit of SST and each Class RB2 Membership Interest unit of SST would be approximately $33.08 and $24.37, respectively The actual numbers of Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock to be issued to the SST Holders is subject to change prior to Closing based on SST’s operating agreement and the Merger Agreement and will set forth on an allocation statement to be delivered by the Company to BlueRiver in connection with the consummation of the transactions contemplated by the Merger Agreement, and the actual value of any Class A Common Stock into which such Surviving Company Class A Membership Units and corresponding shares of Surviving Pubco Class V Common Stock will depend on the trading prices of the Class A Common Stock of the Company at the time of any such exchange, which could vary significantly from the assumptions used above. See the section entitled “Proposal 1 — The Business Combination Proposal — Business Combination Consideration” and “Risk Factors — Risks Related to Our Common Stock and Being a Public Company” for additional information on the Business Combination consideration.

The Minimum Cash Condition

SST’s obligations to complete the Business Combination are contingent upon Available Cash (after the payment of the BlueRiver Expenses and Company Transaction Expenses) being greater than or equal to $10,000,000 (the “Minimum Cash Condition”). Under the Merger Agreement, if BlueRiver fails to meet the minimum cash condition, SST may waive such minimum cash condition.

Aggregate Transaction Proceeds

The Aggregate Transaction Proceeds will be used to pay the BlueRiver Expenses and Company Transaction Expenses as of the Effective Time, and for general corporate purposes after the Business Combination.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Merger Agreement is required to take place electronically by exchange of the Closing deliverables on the third (3rd) business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “— Conditions to Closing of the Business Combination” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as BlueRiver and SST may agree in writing.

Conditions to Closing of the Business Combination

The obligations of the parties to complete the Closing are subject to various conditions, including customary conditions of each party and the following mutual conditions of the parties unless waived in writing by all such parties:

•        expiration of the waiting period under the HSR Act;

•        the Class A common stock of Surviving Pubco contemplated to be listed pursuant to the Merger Agreement shall have been listed on an approved stock exchange and shall be eligible for continued listing on an approved stock exchange immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to Closing);

•        there will not be in force any applicable law or governmental order enjoining, prohibiting, making illegal, or preventing the consummation of the Business Combination;

•        the requisite approval of the BlueRiver shareholders shall have been obtained;

•        the requisite approval of the members of SST shall have been obtained;

•        the registration statement on Form S-4 (as such filing is amended or supplemented, and including the proxy statement/prospectus contained therein) shall have become effective, no stop order shall have been issued by the SEC with respect to the registration statement and no action seeking such stop order shall have been threatened or initiated;

•        upon the Closing, after giving effect to the completion of any redemptions, Surviving Pubco having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001;

•        the Domestication shall have been consummated;

•        the Minimum Cash Condition shall have been met;

•        the forms of specified ancillary agreements, and the economic and voting rights, pending release from transfer restrictions to be associated with 25% of the shares of Surviving Pubco Class A Common Stock to be received by the Sponsor in connection with the BlueRiver Class B Ordinary Shares Conversion and held by Sponsor at the Effective Time, in each case, will have been mutually agreed to by the parties;

•        a specified waiver letter will be in full force and effect.

The obligations of SST to complete the Closing are subject to various conditions, unless waived in writing by SST:

•        the representations and warranties of SST contained in the Merger Agreement (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), other than the representations and warranties related to corporate organization of SST and its subsidiaries, due authorization to enter the Merger Agreement and related documentation, capitalization of SST and its subsidiaries, brokers’ fees and no occurrence of a material adverse effect, must be true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•        the representations and warranties of SST regarding no occurrence of a material adverse effect must be true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made anew at and as of that time;

•        the representations and warranties of SST set forth in the Merger Agreement related to corporate organization of SST and its subsidiaries, due authorization to enter the Merger Agreement and related documentation, capitalization of SST and its subsidiaries and brokers’ fees (without giving effect to any materiality or “material adverse effect” or similar qualifications therein), must have been true and correct in all respects as of the date of the Merger Agreement and as of Closing Date, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct in all respects inaccuracies as of such earlier date);

•        each of the covenants of BlueRiver and Merger Sub to be performed as of or prior to the Closing shall have been performed in all material respects;

•        from the date of the Merger Agreement there shall not have occurred a material adverse effect on BlueRiver; and

•        the Company shall have received from BlueRiver the Amended and Restated Registration Rights Agreement, duly executed by Sponsor and the Surviving Pubco, the Surviving Company A&R LLCA, duly executed by the Surviving Pubco, and  a certificate signed by an officer of the Surviving Pubco, dated the Closing Date, certifying that the Closing conditions specified in the Merger Agreement have been fulfilled.

The obligations of BlueRiver and Merger Sub to complete the Closing are subject to various conditions, unless waived in writing by BlueRiver:

•        the representations and warranties of the BlueRiver parties set forth in the Merger Agreement (without giving effect to any materiality or “BlueRiver material adverse effect” or similar qualifications therein), other than the representations and warranties set forth in the Merger Agreement related to the corporate organization of the BlueRiver parties, due authorization to enter the Merger Agreement and related documentation, capitalization of the BlueRiver parties, brokers’ fees and no occurrence of a material adverse effect, must be true and correct as of the date of the Merger Agreement and as of the date of Closing, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a BlueRiver material adverse effect;

•        the representations and warranties of the BlueRiver parties set forth in the Merger Agreement related to no occurrence of a BlueRiver material adverse effect representation have been true and correct as of the date of the Merger Agreement and as of the Closing date, as if made anew at and as of that time;

•        the representations and warranties of the BlueRiver parties set forth in the Merger Agreement related to corporate organization of the BlueRiver parties, due authorization to enter the Merger Agreement and related documentation, capitalization of the BlueRiver parties and brokers’ fees (without giving effect to any materiality or “BlueRiver material adverse effect” or similar qualifications therein), must have been true and correct in all respects as of the date of the Merger Agreement and as of Closing Date, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct in all respects inaccuracies as of such earlier date);

•        each of the covenants of SST to be performed as of or prior to the Closing shall have been performed in all material respects;

•        from the date of the Merger Agreement there shall not have occurred a material adverse effect on SST or its subsidiaries; and

•        BlueRiver shall have received from SST the Amended and Restated Registration Rights Agreement, duly executed by SST, the Surviving Company A&R LLCA, duly executed by SST, and a certificate signed by an officer of SST, dated the Closing Date, certifying that the Closing conditions specified in the Merger Agreement have been fulfilled.

Representations and Warranties

Under the merger agreement, the BlueRiver parties made customary representations and warranties relating to: corporate organization; due authorization of BlueRiver parties to enter into the Business Combination and the Merger Agreement; the execution of the Merger Agreement not contravening BlueRiver’s organizational documents and material contracts, and not violating any required license or liens; absence of legal proceedings or orders against BlueRiver; governmental authorities and consents; BlueRiver capitalization; absence of material liabilities not disclosed on BlueRiver’s financial statements or occurred since the last fiscal year; timeliness and completeness of required SEC filings; the outstanding BlueRiver Ordinary Shares’ compliance with listing rules; registration statement and proxy statement; brokers’ fees; trust account; compliance with laws and permits; absence of certain changes to the conduct of BlueRiver parties’ business; no ownership of real property; absence of material contracts with certain liabilities; absence of existing transactions with affiliates; due filing of tax returns, payment of outstanding taxes and compliance with applicable tax laws; independent investigation; and no additional representations and warranties and no outside reliance.

Under the merger agreement, SST made customary representations and warranties relating to: corporate organization of SST; subsidiaries; due authorization of SST to enter into the Business Combination and the Merger Agreement; the execution of the Merger Agreement not contravening SST’s organizational documents and material contracts, and not violating any required license or liens; governmental authorizations and consents; capitalization of SST; compliance of SST’s financial statements with accounting standards and the maintenance of systems of internal accounting controls, and absence of any unlawful activity regarding such internal accounting controls; absence of material liabilities not disclosed on SST’s financial statements or occurred since the last fiscal year; absence of legal proceedings or orders against SST; compliance with applicable laws and holding of required permits on the operation of SST’s business; validity, enforceability and no default of SST’s material contracts; compliance of SST’s existing benefit plans with applicable laws; compliance with employment and labor laws; due filing of tax returns, payment of outstanding taxes and compliance with applicable tax laws; absence of brokers to which fees are due in connection with the Business Combination; enforceability of SST’s insurance policies and compliance of SST with the terms thereof; no ownership of real property, and validity of such parties’ leasehold interests; compliance with applicable environmental laws; absence of material changes to the conduct of the business of SST; absence of existing transactions with affiliates; validity and enforceability of SST’s intellectual property rights; compliance with applicable privacy and data security laws, and maintenance of privacy policies; accuracy and completeness of the listing of SST’s top customers and vendors; SST’s compliance with applicable anti-corruption laws; accuracy and completeness of SST’s statements in registration statement and proxy statement; and no additional representations and warranties and no outside reliance.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of BlueRiver and SST are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of BlueRiver and SST are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a “BlueRiver Material Adverse Effect” means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of any of the BlueRiver Parties to consummate the transactions contemplated by the Merger Agreement provided, however, that no effect, development, event, occurrence, fact, condition, circumstance or change, to the extent resulting from any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a “BlueRiver Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) the taking by the BlueRiver or any of its Subsidiaries of any COVID-19 Response Measures; (ii) any change in interest rates or economic, financial or market conditions generally to the extent that such change does not have a materially disproportionate impact on the BlueRiver and its Subsidiaries, taken as a whole, as compared to other U.S. special purpose acquisition companies; (iii) the announcement or the execution of the Merger Agreement, the pendency or consummation of the Merger or the performance of the Merger Agreement (or the obligations thereunder); provided that this clause (iii) shall not prevent a determination that a breach of any representation and warranty set forth herein which addresses the consequences of the execution and performance of the Merger or the consummation of the Merger has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a BlueRiver Material Adverse Effect; or (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, any epidemic or pandemic (including the COVID-19 pandemic) and any other force majeure event to the extent that such event does not have a materially disproportionate impact on BlueRiver and its Subsidiaries, taken as a whole, as compared to other participants in the same industry.

Pursuant to the Merger Agreement, a “Company Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that has had, or would reasonably be expected to have, a material and adverse effect, individually or in the aggregate, on the business, results of operations, financial condition, assets or liabilities of SST and its Subsidiaries, taken as a whole; provided, however, that no effect, development, event, occurrence, fact, condition, circumstance or change, to the extent resulting from any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) the taking by the Company or any of its Subsidiaries of any COVID-19 Response Measures; (ii) any change in interest rates or economic, financial or market conditions generally to the extent that such change does not have a materially disproportionate impact on SST and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of the Merger Agreement (or the obligations hereunder); provided that this clause (iii) shall not prevent a determination that a breach of any representation and warranty set forth herein which addresses the consequences of the execution and performance of the Merger Agreement or the consummation of the Merger has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material

Adverse Effect; (iv) any change generally affecting any of the industries or markets in which SST or any of its Subsidiaries operates to the extent that such change does not have a materially disproportionate impact on SST and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; or (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, any epidemic or pandemic (including the COVID-19 pandemic) and any other force majeure event to the extent that such event does not have a materially disproportionate impact on SST and its Subsidiaries, taken as a whole, as compared to other participants in the same industry.

Covenants of the Parties

Covenants of SST

SST made certain covenants under the Merger Agreement, including, among others, the following, subject to certain exceptions and limitations:

•        From the date of the Merger Agreement until the earlier of the Closing date, SST will, and will cause its subsidiaries to, except as expressly required by the Merger Agreement, as consented to by BlueRiver in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by law, use commercially reasonable efforts to operate its business only in the ordinary course of business, as defined in the Merger Agreement, including using reasonable best efforts to (x) preserve the business of SST, (y) maintain the services of certain key employees and (z) maintain the existing business relationships of SST. Without limiting the generality of the foregoing, except as set forth on the Schedules, as required by law (including any COVID-19 measures) or as consented to by BlueRiver in writing, from the date of the Merger Agreement until the Closing date, SST will not, and SST will cause its subsidiaries not to:

•        change, amend or propose to amend the certificate of formation, operating agreement or other organizational documents of SST or any of its subsidiaries, including the Company Operating Agreement;

•        directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any equity securities of SST, including any common units or incentive units or the equity interests of any of its subsidiaries, any securities convertible into or exercisable or exchangeable for any such equity interests, or any rights, warrants or options to acquire, any such equity interests or any phantom stock, phantom stock rights, stock appreciation rights or stock-based performance units;

•        make or declare any dividend or distribution (whether in the form of cash or other property) that would cause SST to incur any indebtedness;

•        other than in the ordinary course of business, (i) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any significant contract or (ii) materially amend, extend or renew any significant contract;

•        grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former director, officer, employee or individual independent contractor of SST or any of its subsidiaries (each a “service provider”), (ii) increase the compensation or benefits provided to any current or former service provider, (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former service provider, (iv) establish, adopt, enter into, amend or terminate any SST benefit plan or labor contract or (v) (x) hire any employees with an annual cash compensation of over $150,000 other than to (A) fill vacancies arising due to terminations of employment of employees or (B) fill an open position listed on the Schedules or (y) terminate the employment of any employees other than for cause or in the ordinary course of business in accordance with past practices;

•        acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other person;

•        repurchase, prepay, redeem or incur, create, assume or otherwise become liable for indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of SST or any of its subsidiaries, enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person, or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any other person other than another direct or indirect wholly owned subsidiary of SST, (iii) cancel or forgive any debts or other amounts owed to SST or any of its subsidiaries or (iv) commit to do any of the foregoing;

•        make any payment to (a) a SST equity holder, (b) a former or current director, officer, manager, indirect or direct equityholder, optionholder or member of SST or any of its subsidiaries or (c) any affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act of 1934), of any person described in the foregoing clauses (a) through (c), in each case, other than SST or any of its subsidiaries, other than distributions and dividends allowed pursuant to the Merger Agreement and other than payments consisting of salary and benefits to any person described in the foregoing clauses (a) through (c) in such person’s capacity as an officer, director or other service provider to SST or any of its Subsidiaries;

•        make or change any tax election, (ii) take or fail to take any action that would result in SST or its subsidiaries (other than the subsidiaries listed on the Schedules) being treated as other than a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes, (iii) take or fail to take any action that would reasonably be expected to prevent, impair or impede the intended tax treatment, (iv) adopt or change any tax accounting method, (v) settle or compromise any tax liability, (vi) enter into any Closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. tax law), (vii) file any amended tax return, (viii) consent to any extension or waiver of the statute of limitations regarding any amount of taxes, (ix) settle or consent to any claim or assessment relating to any amount of taxes or (x) consent to any extension or waiver of the statute of limitations for any such claim or assessment;

•        except for non-exclusive licenses granted in the ordinary course of business, assign, transfer, license, abandon, sell, lease, sublicense, modify, terminate, permit to lapse, create or incur any lien (other than a permitted lien, as defined in the Merger Agreement) on, or otherwise fail to take any action necessary to maintain, enforce or protect any intellectual property owned (or purported to be owned) by SST or any of its subsidiaries (“owned intellectual property”);

•        commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened action that would reasonably be expected to (A) result in any material restriction on SST or any of its subsidiaries, (B) result in a payment of greater than $25,000 individually or $50,000 in the aggregate or (C) involve any equitable remedies or admission of wrongdoing, or (ii) other than in the ordinary course of business, waive, release or assign any claims or rights of SST and any of its subsidiaries;

•        sell, lease, license, sublicense, exchange, mortgage, pledge, create any liens (other than permitted liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any liens (other than permitted liens) on or dispose of, any tangible or intangible assets, properties, securities, or interests of SST or any of its subsidiaries that are worth more than $50,000 (individually or in the aggregate) other than non-exclusive licenses of owned intellectual property granted in the ordinary course of business;

•        merge or consolidate itself or any of its subsidiaries with any person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of, SST or any of its subsidiaries;

•        make any change in financial accounting methods, principles or practices of SST and its subsidiaries, except insofar as may have been required by a change in GAAP or law or to obtain compliance with U.S. Public Company Accounting Oversight Board auditing standards;

•        permit any insurance policies listed on the Schedules to be canceled or terminated without using commercially reasonable efforts to prevent such cancellation or termination, other than if, in connection with such cancellation or termination, a replacement policy having comparable deductions and providing coverage substantially similar to the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

•        change, in any material respect, (i) the cash management practices of SST and its subsidiaries or (ii) the policies, practices and procedures of SST and its subsidiaries with respect to collection of accounts receivable and establishment of reserves for uncollectible accounts;

•        make any commitments for capital expenditures or incur any liabilities by SST or any of its subsidiaries in respect of capital expenditures, in either case that individually exceed $25,000 or in the aggregate exceed $50,000;

•        materially amend, modify or terminate any material permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a governmental authority (“permits”), other than routine renewals, or fail to maintain or timely obtain any permit that is material to the ongoing operations of SST and its subsidiaries; or

•        enter into any agreement to do any prohibited action listed above.

Notwithstanding the foregoing, SST may issue and sell promissory notes in an aggregate principal amount not to exceed $5,000,000 which are convertible into Equity Securities of SST, in each case, on terms and conditions reasonably satisfactory to BlueRiver (collectively, “Permitted Company Financing”).

•        SST will take all actions necessary to cause the affiliate transactions as set forth in the Schedules to be terminated without any further force and effect, and there will be no further obligations or continuing liabilities of any of the relevant parties thereunder or in connection therewith following the Closing. Prior to the Closing, SST will deliver to BlueRiver written evidence reasonably satisfactory to BlueRiver of such termination.

•        SST will use commercially reasonable efforts to obtain the consent from Company Members holding Company Membership Units required pursuant to the Company Operating Agreement and applicable Law to approve the Merger Agreement, the Ancillary Documents and the transactions contemplated herein and therein, including the Merger and the amendment of the Company Operating Agreement to be in substantially the form of the Surviving Company A&R LLCA as promptly as practicable, and in any event within three (3) business days, following the date that BlueRiver receives, and notifies SST of BlueRiver’s receipt of, SEC approval and effectiveness of the registration statement or proxy statement/prospectus. Promptly following receipt of the approval of the SST equity holders, SST will deliver a copy of the applicable written consents to BlueRiver.

•        SST will use commercially reasonable efforts obtain, as soon as practical, but in no event later than thirty (30) days following the date of the Merger Agreement, duly and validly executed Member Support Agreements from Company Members holding Company Membership Units required pursuant to the Company Operating Agreement and applicable Law to approve the Merger Agreement, the Ancillary Documents and the transactions contemplated herein and therein, including the Merger and the amendment of the Company Operating Agreement to be in substantially the form of the Surviving Company A&R LLCA, in a form mutually agreeable to BlueRiver and SST.

Covenants of BlueRiver

BlueRiver made certain covenants under the Merger Agreement, including, among others, the following, subject to certain exceptions and limitations:

•        From the date of the Merger Agreement until the Closing date, except as set forth in the Schedules, as contemplated by the Merger Agreement, as required by law or as consented to by SST in writing, BlueRiver will not, and BlueRiver will cause the other BlueRiver parties not to:

•        change, amend or propose to amend (i) the existing organizational documents or the certificate of incorporation, bylaws or other organizational documents of any BlueRiver party or (ii) the trust agreement or any other agreement related to the trust agreement;

•        adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of capital stock of any BlueRiver party, other than (i) in connection with the exercise of any warrants outstanding on the date of the Merger Agreement, (ii) any redemption made in connection with the redemption rights of the BlueRiver shareholders, (iii) in connection with any private placement of securities conducted by BlueRiver after the date of the Merger Agreement or (iv) as otherwise required by the existing organizational documents in order to consummate the transactions contemplated hereby;

•        merge or consolidate itself with any person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of BlueRiver (other than pursuant to the Merger Agreement); or

•        make or change any tax election, (ii) take or fail to take any action that would reasonably be expected to prevent, impair or impede the intended tax treatment, (iii) adopt or change any tax accounting method, (iv) settle or compromise any tax liability, (v) enter into any Closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign tax law), (vi) file any amended tax return, (vii) consent to any extension or waiver of the statute of limitations regarding any amount of taxes, (viii) settle or consent to any claim or assessment relating to taxes or (ix) consent to any extension or waiver of the statute of limitations for any such claim or assessment.

•        For a period of five (5) years after the Closing and to the extent consistent with all applicable laws, Surviving Pubco will make or cause to be made available to the holder representative all books, records and documents of SST and each of its subsidiaries (and the assistance of employees responsible for such books, records and documents) during regular business hours as may be reasonably necessary solely for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any action involving any SST equity holder (other than any action against Surviving Pubco or any of its affiliates, including SST and its subsidiaries, that relates to the subject matter of the Merger Agreement), or (b) preparing and delivering any accounting or other statement provided for under the Merger Agreement; provided, however, that access to such books, records, documents and employees will (i) be conducted in a manner reasonably calculated to minimize disruptions with the normal operation of SST and its subsidiaries and the reasonable out-of-pocket expenses of SST and its subsidiaries incurred in connection therewith will be paid by the holder representative and (ii) be permitted only to the extent it does not violate any obligation of confidentiality or jeopardize attorney-client privilege.

•        From the date of the Merger Agreement through the Closing, BlueRiver will ensure that BlueRiver remains listed as a public company, and that its Class A ordinary shares remain listed, on NYSE American. BlueRiver shall use reasonable best efforts to ensure that the Surviving Pubco is listed as a public company, and that shares of Class A common stock are listed on an approved listing exchange as of the Effective Time.

•        From the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time, each of the Parties shall, and each of them shall cause its respective Subsidiaries, controlled Affiliates and Representatives to, reasonably cooperate in a timely manner in connection with any Equity Financing (for purposes of this paragraph, as defined in the Merger Agreement) or any other financing arrangement the Parties may mutually agree to seek in connection with the transactions contemplated by the Merger Agreement. Without limiting the generality of the foregoing, each of the Parties shall, and each of them shall cause its respective Subsidiaries, controlled Affiliates and Representatives to (a) provide such information and assistance as any of the other Parties may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries), (b) granting such access to third parties the other Parties or their respective Subsidiaries and Representatives may be reasonably request in connection with any Equity

Financing and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such any Equity Financing (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). BlueRiver shall use commercially reasonable efforts to cause an Equity Financing resulting in additional Available Cash of not less than $10 Million to be consummated substantially concurrently with the Closing on terms and conditions mutually agreeable to BlueRiver and SST.

•        Prior to the Closing, the board of directors of BlueRiver, or an appropriate committee thereof, will adopt a resolution consistent with the interpretive guidance of the SEC relating to Rule 16b-3(d) under the Exchange Act, such that the acquisition of shares of Class A common stock pursuant to the Merger Agreement by any officer or director of SST who is expected to become a “covered person” of BlueRiver for purposes of Section 16 of the Exchange Act (“Section 16”) will be exempt acquisitions for purposes of Section 16.

Joint Covenants

•        The BlueRiver parties agree that all rights held by each present and former director and officer of SST and any of its subsidiaries to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time, whether asserted or claimed prior to, at, or after the effective time, provided in the respective certificate of formation, operating agreement or other organizational documents of SST or such subsidiary in effect on the date of the Merger Agreement will survive the business combination and will continue in full force and effect. Without limiting the foregoing, Surviving Pubco will cause SST and each of its subsidiaries (i) to maintain for a period of not less than six (6) years from the effective time provisions in its certificate of formation, operating agreement and other organizational documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of SST’s and its subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those persons than the provisions of the certificate of formation, operating agreement and other organizational documents of SST or such subsidiary, as applicable, in each case, as of the date of the Merger Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law, and (iii) for a period of six years from the Closing Date, to indemnify and hold harmless each present and former officer, director, manager or member of BlueRiver and the Sponsor against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent permitted by law.

•        SST will cause coverage to be extended under the current, or new, directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the effective time. If any claim is asserted or made within such six (6) year period, the provisions of the joint indemnification and insurance covenant of the Merger Agreement will be continued in respect of such claim until the final disposition thereof.

•        Notwithstanding anything contained in the Merger Agreement to the contrary, the joint indemnification and insurance covenant of the Merger Agreement will survive the consummation of the business combination indefinitely and will be binding, jointly and severally, on all successors and assigns of Surviving Pubco and SST. In the event that Surviving Pubco or SST or any of their respective successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Surviving Pubco or SST, as the case may be, will succeed to the obligations set forth in the joint indemnification and insurance covenant of the Merger Agreement.

•        Surviving Pubco will maintain customary D&O insurance on behalf of any person who is or was a director or officer of Surviving Pubco (at any time, including prior to the date hereof) against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not Surviving Pubco would have the power to indemnify such person against such liability under the provisions of the proposed organizational documents or Section 145 of the DGCL or any other provision of law.

•        As promptly as reasonably practicable after the date of the Merger Agreement, BlueRiver and SST will prepare, and BlueRiver will file with the SEC, (i) a proxy statement/prospectus in connection with the business combination to be filed as part of the registration statement and sent to the BlueRiver shareholders relating to the BlueRiver extraordinary general meeting for the purposes of the approval of the Transaction Proposals and (ii) the registration statement, in which the proxy statement will be included as a prospectus. BlueRiver and SST will use commercially reasonable efforts to cooperate, and cause their respective subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the proxy statement/prospectus and the registration statement. BlueRiver will use its commercially reasonable efforts to cause the proxy statement/prospectus and the registration statement to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after the filing thereof and to keep the registration statement effective as long as is necessary to consummate the business combination.

•        BlueRiver will as promptly as practicable notify SST of any correspondence with the SEC relating to the proxy statement/prospectus, the receipt of any oral or written comments from the SEC relating to the proxy statement/prospectus, and any request by the SEC for any amendment to the proxy statement/prospectus or for additional information. BlueRiver will cooperate and provide SST with a reasonable opportunity to review and comment on the proxy statement/prospectus (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and give due consideration to all comments reasonably proposed by SST in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the parties will provide each other with copies of all such filings made and correspondence with the SEC. BlueRiver will use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the business combination, and each of SST and the holder representative will promptly furnish all information concerning SST as may be reasonably requested in connection with any such action. Each of BlueRiver, SST and the holder representative will use reasonable best efforts to promptly furnish to each other party all information concerning itself, its subsidiaries, officers, directors, managers, members and stockholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the proxy statement/prospectus, the registration statement or any other statement, filing, notice or application made by or on behalf of BlueRiver, SST and the holder representative or their respective subsidiaries, as applicable, to the SEC or an approved stock exchange in connection with the business combination (including any amendment or supplement to the proxy statement/prospectus or the registration statement) (collectively, the “offer documents”). BlueRiver will advise SST, promptly after BlueRiver receives notice thereof, of the time when the registration statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the ordinary shares or Class A common stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the proxy statement/prospectus, the registration statement or the other offer documents or for additional information.

•        Without limiting the generality of the bullet immediately above, as promptly as reasonably practicable, but in no event later than August 21, 2023, SST will furnish to BlueRiver for inclusion in the Proxy Statement and the Registration Statement (a) all required financial statements of SST and its Subsidiaries together with any required pro forma financial statements, in each case, that are required to be included in the initial Proxy Statement and the Registration Statement. From the date of the Merger Agreement and ending on the earlier of the Closing and the valid termination of the Merger Agreement, SST must deliver to BlueRiver any audited or unaudited financial statements together, in each case, that are required to be included in the Proxy Statement and Registration Statement. All such financial statements, together with any audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of SST and Subsidiaries that are required to be included in the Proxy Statement and the Registration Statement, as applicable, (A) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) in the case of any audited financial statements, will be audited in accordance with the standards of the Public Company Accounting Oversight Board and contain an unqualified report of SST’s auditor and (C) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable)).

•        Each of BlueRiver and SST will use commercially reasonable efforts to ensure that none of the information related to it or any of its affiliates, supplied by or on its behalf for inclusion or incorporation by reference in (i) either proxy statement/prospectus will, as of the date it is first mailed to the BlueRiver shareholders, or at the time of the BlueRiver shareholders’ extraordinary general meeting, or (ii) the registration statement will, at the time the registration statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the effective time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

•        If, at any time prior to the effective time, any information relating to BlueRiver, SST or any of their respective subsidiaries, affiliates, directors or officers, as applicable, or the SST equity holders is discovered by any of BlueRiver or SST and is required to be set forth in an amendment or supplement to either proxy statement/prospectus or the registration statement, so that such proxy statement/prospectus or the registration statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other parties and an appropriate amendment or supplement describing such information will, subject to the terms of the Merger Agreement, be promptly filed by BlueRiver with the SEC and, to the extent required by law, disseminated to the BlueRiver shareholders.

•        BlueRiver will take, in accordance with applicable law, any approved stock exchange rules, and the existing organizational documents, all action necessary to call, hold and convene the extraordinary general meeting of BlueRiver shareholders to consider and vote upon the Transaction Proposals and to provide the shareholders with the opportunity to effect a BlueRiver share redemption in connection therewith as promptly as reasonably practicable after the date that the registration statement is declared effective under the Securities Act. BlueRiver will, through the board of directors of BlueRiver, recommend to its shareholders (including in the proxy statement/prospectus) and solicit approval of (i) the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the business combination, (ii) the domestication, (iii) in connection with the domestication, the amendment of the existing organizational documents and approval of the proposed organizational documents, (iv) the issuance of Class V Common Stock and Class A common stock in connection with the business combination, (v) the adoption of the BlueRiver Equity Incentive Plan (as defined below) and the purchase plan (as defined below), (vi) the election of the directors constituting the board of directors of Surviving Pubco, (vii) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the proxy statement, the registration statement or correspondence related thereto, (viii) the adoption and approval of any other proposals as reasonably agreed by BlueRiver and SST to be necessary or appropriate in connection with the business combination and (ix) adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

•        Notwithstanding anything to the contrary contained in the Merger Agreement, once the extraordinary general meeting to consider and vote upon the Transaction Proposals has been called and noticed, BlueRiver will not postpone or adjourn the extraordinary general meeting without the consent of SST, other than (i) for the absence of a quorum, in which event BlueRiver will postpone the meeting up to three (3) times for up to ten (10) business days each time, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that BlueRiver has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the BlueRiver shareholders prior to the extraordinary general meeting, or (iii) a one-time postponement of up to ten (10) business days to solicit additional proxies from BlueRiver shareholders to the extent BlueRiver has determined that such postponement is reasonably necessary to obtain the approval of the Transaction Proposals.

•        Upon satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the trustee (which notice BlueRiver will provide to the trustee in accordance with the terms of the trust agreement), in accordance with, subject to and pursuant to the trust agreement and the existing organizational documents, (a) at the Closing, (i) BlueRiver will cause the documents, opinions and notices required to be delivered to the trustee pursuant to the trust agreement to be so delivered, and (ii) will cause the trustee to (A) pay as and when due all amounts payable for BlueRiver share redemptions and (B) pay all amounts then available in the trust account in accordance with the Merger Agreement and the trust agreement, and (b) thereafter, the trust account will terminate, except as otherwise provided therein.

•        BlueRiver and SST will mutually agree upon and issue a press release announcing the effectiveness of the Merger Agreement. BlueRiver and SST will cooperate in good faith with respect to the prompt preparation of, and, as promptly as practicable after the effective date of the Merger Agreement (but in any event within four (4) business days thereafter), BlueRiver will file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of the Merger Agreement as of its effective date. Prior to Closing, BlueRiver and SST will mutually agree upon and prepare the Closing press release announcing the consummation of the transactions contemplated by the Merger Agreement. Concurrently with or promptly after the Closing, BlueRiver will issue such Closing press release. BlueRiver and SST will cooperate in good faith with respect to the preparation of, and, at least five (5) days prior to the Closing, BlueRiver will prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by SST and its accountant. Concurrently with the Closing, or as soon as practicable (but in any event within four (4) business days) thereafter, Surviving Pubco will file such 8-K with the SEC.

•        Prior to the effectiveness of the registration statement, BlueRiver will approve, and subject to approval of the shareholders of BlueRiver, adopt an equity incentive plan that provides for grant of awards to employees and other service providers of Surviving Pubco and its subsidiaries, with a total pool of awards of Class A ordinary shares not exceeding ten percent (10%) of the aggregate number of the sum of (i) Class A ordinary shares outstanding at Closing and (ii) securities convertible into Class A ordinary shares, with an annual “evergreen” increase of not more than three percent (3%) of the Class A ordinary shares outstanding as of the day prior to such increase, in the form set forth as an annex to the Merger Agreement (the “BlueRiver Equity Incentive Plan”) and (b) an employee stock purchase plan, that provides for grant of purchase rights with respect to Class A ordinary shares to employees of Surviving Pubco and its subsidiaries, with a total pool of shares of Class A ordinary shares not exceeding one percent (1%) of the aggregate number of the sum of (i) Class A ordinary shares outstanding at Closing and (ii) securities convertible into Class A ordinary shares, with an annual “evergreen” increase of one percent (1%) of the Class A ordinary shares outstanding as of the day prior to such increase, in the form set forth as an annex to the Merger Agreement (the “Purchase Plan”). The parties have waived the condition to approve and adopt the Purchase Plan.

•        During the time period from the date of the Merger Agreement until the Closing date, neither SST nor its Subsidiaries will, nor will they authorize or permit their respective Representatives to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any (w) sale of any assets of SST and its Subsidiaries outside the Ordinary Course of Business, (x) sale of any Equity Securities SST or any of its Subsidiaries (other than the Permitted Financing), (y) listing of any of its Equity Securities on any listing exchange, or (z) merger, joint venture, consolidation, liquidation, dissolution or similar transaction involving SST or any of its Subsidiaries (each, an “Acquisition Transaction”), (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of Equity Securities of SST or any of its Subsidiaries in connection with any proposal or offer that could reasonably be expected to lead to an Acquisition Transaction, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, Merger Agreement, option agreement, joint venture agreement, partnership agreement or other arrangement relating to any Acquisition Transaction or any proposal or offer that could reasonably be expected to lead to an Acquisition Transaction, (v) commence, continue, permit or renew any due diligence investigation regarding any Acquisition Transaction, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its controlled Affiliates or Representatives to take any such action. SST shall, and shall cause its Subsidiaries to and shall direct its and their respective controlled Affiliates and Representatives acting on its behalf to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Acquisition Transaction (other than the Transactions). SST also agrees that it will promptly request each special purpose acquisition corporation that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Transaction to return or destroy all confidential information furnished to such person by or on behalf of SST prior to the date hereof. During the Interim Period, SST shall notify BlueRiver promptly after receipt by SST, its Subsidiaries or any of their respective securityholders or Representatives of any inquiry or proposal with respect to an Acquisition Transaction, any inquiry that would reasonably be expected to lead to an Acquisition Transaction or any request for information relating to SST or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of SST or any of its Subsidiaries by any third party, in each case, that is related to or that would reasonably be expected to lead to an Acquisition Transaction. In such notice, SST shall identify the third party making any such inquiry, proposal, indication or request with respect to an Acquisition Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. SST shall keep BlueRiver informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Acquisition Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.

Board of Directors

The parties agreed in the Merger Agreement to take all necessary action to cause the board of directors of Surviving Pubco as of immediately following the Closing to consist of a number of directors to be mutually agreed between BlueRiver and SST; provided, that, a majority of the initial directors of the Surviving Pubco Board will be designated by SST, provided, further, that board of directors of Surviving Pubco as of immediately following the Closing shall include the following individuals: H. Joseph de Compiegne, Randall Mays, Vic Bertrand, Mark Novotny, John Gregg, John E. Sununu and Dr. Frank Phillips. Each designee will meet the director qualification and eligibility criteria of the Nominating and Corporate Governance committee of the board of directors of BlueRiver, and a number of designees will qualify as independent directors as determined by the board of directors of BlueRiver such that a majority of the directors as of immediately following the Closing will qualify as independent directors. Surviving Pubco’s board of directors will be assigned to classes as mutually agreed between the parties.

Survival of Representations, Warranties and Covenants

None of the representations, warranties, covenants and agreements in the Merger Agreement or in any instrument, document or certificate delivered pursuant to the Merger Agreement will survive the effective time, except for (i) those covenants or agreements contained therein which by their terms expressly apply in whole or in part after the effective time and then only to such extent such covenants and agreements have been fully performed and (ii) any claim based upon fraud (as defined by the Merger Agreement).

Termination

The Merger Agreement may be terminated under certain circumstances, including, by either party if the Closing has not occurred on or before February 2, 2024; provided, that the Merger Agreement may not be terminated, solely as a result of the Closing not occurring prior to February 2, 2024, by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Merger Agreement and such breach or violation is the primary cause of the failure of a condition set forth in Article 10 of the Merger on or prior to February 2, 2024. On February 2, 2024, BlueRiver, Merger Sub and SST entered into an Amendment to Agreement and Plan of Merger in order to extend the Termination Date of the Merger Agreement from February 2, 2024 to March 31, 2024. The Merger may also be terminated by BlueRiver if: (i) BlueRiver determines, in its sole discretion, not to proceed with consummating the transactions contemplated by the Merger Agreement in connection with BlueRiver’s ongoing due diligence review of the SST and its Affiliates; or (ii) if SST has not obtained, and delivered to BlueRiver, the Member Support Agreements comprising the requisite number of Company Membership Units required (A) to approve this Agreement, including the transactions contemplated therein, Ancillary Documents and the Merger, and (B) to approve any amendments to the Company Governing Document, in each case under the Company Governing Document and applicable Law, within thirty days following the date of the Merger Agreement; or (ii) if SST has not obtained, and delivered to BlueRiver, the Company Member Approval within three Business Days following the effective date of the Registration Statement. SST may terminate the Merger Agreement at any time prior to fourteen (14) days following the later of (i) the date of the Merger Agreement, and (ii) the date on which BlueRiver delivers specified disclosure schedules to SST, if SST determines in its sole discretion not to proceed with consummating the transactions contemplated by the Merger Agreement in connection with SST’s ongoing due diligence review of BlueRiver.

Expenses

The fees and expenses incurred in connection with the Merger Agreement and the applicable ancillary documents, and, in each case, the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses, whether or not the transactions contemplated herein are consummated; provided, that if the Merger is consummated, the Surviving Pubco shall be responsible for paying all such expenses.

Governing Law

The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, except to the extent that the provisions of the Texas Business Organizations Code are applicable, in which case the Texas Business Organizations Code shall apply.

Amendments

Prior to the Closing, the Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Company and BlueRiver; provided, the initial Holder Representative shall become a party to this Agreement solely in its capacity as the initial Holder Representative upon the valid execution by the Holder Representative of a joinder to this Agreement in a form reasonably satisfactory to BlueRiver. Following the Closing, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Company and the Holder Representative.

Ownership of the Company

As of the date of this proxy statement/prospectus, there are [•] ordinary shares issued and outstanding, which includes an aggregate of 7,187,500 Class B ordinary shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 9,849,937 warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of Class A common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of BlueRiver’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination), BlueRiver’s fully-diluted share capital would be [•] ordinary shares.

The following table illustrates varying ownership levels in SST’s common stock immediately following the consummation of the Business Combination, assuming varying levels of redemptions by the public shareholders, assumes that the Warrant Amendment is not adopted and that the Business Combination and the transactions contemplated by the Merger Agreement are consummated in accordance with the terms of the Merger Agreement.

	No Additional Redemptions(1)%		50% Redemption(2)%		Maximum Redemptions(3)%
SST Holders(4)	24,000,000	75.6%	24,000,000	77.5%	24,000,000	79.4%
Public Stockholders(5)	1,567,710	4.9%	783,855	2.5%	—	—%
BlueRiver Initial Shareholders(6)(7)	6,213,125	19.5%	6,213,125	20.0%	6,213,125	20.6%
Pro forma Class A Common Stock	31,780,835	100.0%	30,996,980	100.0%	30,213,125	100.0%

Potential sources of dilution:
SPAC Public Warrants(8)	9,583,270	30.2%	9,583,270	30.9%	9,583,270	31.7%
SPAC Private Placement Warrants(8)	266,667	0.8%	266,667	0.9%	266,667	0.9%

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(1)      Gives effect that 305,218 Class A Ordinary Shares were redeemed in conjunction with the Extraordinary General Meeting held on February 2, 2024.

(2)      Assumes that 783,855 Class A Ordinary Shares are redeemed for an aggregate redemption payment of approximately $8,442,118 assuming a $10.77 per share redemption price based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024.

(3)      Assumes that 1,567,710 Class A Ordinary Shares are redeemed for an aggregate redemption payment of approximately $16,884,237 assuming a $10.77 per share redemption price based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024.

(4)      Includes 3,479,862 shares of Surviving Pubco Class A Common Stock issuable upon exchange of an aggregate of 3,479,862 Surviving Company Class A Units expected to be issued in the Merger to LLM Family Investment Series 44, L.P., for which Randall Mays serves as Co-Manager of the General Partner, and RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner.

(5)      Excludes 9,583,270 shares issuable on exercise of Public Warrants.

(6)      Excludes 266,667 shares issuable on exercise of Private Placement Warrants.

(7)      Includes 5,413,125 Founders Shares vested at the Closing. Includes 800,000 Private Placement Shares. Excludes 1,774,375 of restricted Founder Shares that are prevented from trading directly following the Business Combination and are also forfeitable, but which retain full voting rights. Excludes Class A shares that may be issuable upon conversion of the Sponsor Note. Excludes 3,479,862 shares of Surviving Pubco Class A Common Stock issuable upon exchange of an aggregate of 3,479,862 Surviving Company Class A Units expected to be issued in the Merger to LLM Family Investment Series 44, L.P., for which Randall Mays serves as Co-Manager of the General Partner, and RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner.

(8)      In the event the Warrant Amendment (as hereinafter defined) is adopted, Surviving Pubco is expected to issue approximately 738,745 shares of Surviving Pubco Class A Common Stock in the aggregate upon the cancellation of such Warrants immediately prior to the Business Combination.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Fifth Amended and Restated Company Agreement (“A&R LLCA”)

Effective as of immediately before the Effective Time, the Company Operating Agreement shall be amended and restated in its entirety to provide that each SST common unit shall have identical economic rights. The Surviving Company Class A Membership Units will have no voting rights. Under the A&R LLCA, Surviving Pubco will serve as the Managing Member of Surviving Company and have sole governance rights with respect to Surviving Company. The A&R LLCA will prohibit transfers of Surviving Company Class A Membership Units held by the Company Members and will require the prior consent of the Managing Member for such transfers, subject to certain exceptions set forth in the A&R LLCA.

Following the expiration of any applicable lock-up, each holder of Surviving Company Class A Membership Units (other than Surviving Pubco) shall be entitled at any time, to cause Surviving Company to redeem (each, a “Unit Redemption”), all or a portion of its Common Units in exchange for cash, in which case, the Surviving Pubco Board, may instead, at its option, cause Surviving Pubco, directly or through the Surviving Company, to acquire such Common Units in exchange for cash or new Surviving Pubco Common Shares on a one-for-one basis. In connection with any Unit Redemption, a number of shares of Surviving Pubco Class V Common Stock equal to the number of redeemed Common Units will be surrendered and cancelled; provided, however, that, absent a waiver by the Managing Member, any such Exchange is for a minimum of the lesser of 1,000 Common Units or all of the Common Units held by such exchanging holder. The Surviving Company will at all times have 100 members, or fewer, within the meaning of Treasury Regulations Section 1.7704-1(h) and for other applicable U.S. federal income tax purposes. If the Managing Member determines in its sole discretion that additional transfer restrictions are necessary to ensure that the Surviving Company has 100 members, or fewer, at all times, the A&R LLCA will contain additional customary restrictions necessary to prevent interests in the Surviving Company from being treated as “readily tradable on a secondary market or the substantial equivalent thereof” within the meaning of Section 7704 of the Code.

Under the terms of the A&R, the Surviving Company is obligated to make pro rata tax distributions to holders of Common Units at certain assumed tax rates unless such distribution would not be permitted under applicable law.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, BlueRiver, the Sponsor and SST entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of BlueRiver in respect of the Class B ordinary shares of BlueRiver currently outstanding, (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to 25% of the Class B ordinary shares held by Sponsor immediately prior to the Effective Time, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, the Sponsor and certain directors and officers of BlueRiver have agreed to waive their redemption rights with respect to all of the BlueRiver ordinary shares held by them in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement.

Company Member Support Agreement

Concurrently with the execution of the Merger Agreement, BlueRiver, certain members of SST and the Company entered into a Member Support Agreement (the “Member Support Agreement”), pursuant to which such Company members have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), and (ii) be bound by certain transfer restrictions with respect to Company units held by such SST members prior to the Closing.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Surviving Pubco, the Sponsor and certain stockholders of BlueRiver and certain of their respective affiliates will enter into the Registration Rights Agreement, pursuant to which the Surviving Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Surviving Pubco Class A ordinary shares and other equity securities of the Surviving Pubco that are held by the parties thereto from time to time, subject to the restrictions on transfer therein.

The Registration Rights Agreement will amend and restate the registration rights agreement by and among BlueRiver, the Sponsor and the other parties thereto, dated January 28, 2021 and entered into in connection with BlueRiver’s initial public offering.

Exchange Listing

BlueRiver’s units (each consisting of one Class A ordinary share and one-third of one redeemable warrant), Class A ordinary shares and warrants (each to purchase one Class A ordinary share) are currently traded on NYSE American under the symbols “BLUA.U,” “BLUA” and “BLUA WS.” At the closing of the Business Combination,

BlueRiver’s units will separate into their component shares of the Company’s Class A common stock and warrants so that the units will no longer trade separately under “BLUA.U.” BlueRiver has applied for the listing of the Company’s Class A common stock and warrants on [•] under the ticker symbols “[•]” and “[•],” respectively.

BlueRiver Board’s Reasons for the Approval of the Business Combination

On July 21, 2023, the BlueRiver Board adopted, among things, resolutions: (1) determining that the Merger Agreement, each of the Ancillary Documents and the Business Combination Transactions are fair to, advisable and in the best interests of BlueRiver and that it is advisable for BlueRiver to enter into the Merger Agreement and each of the Ancillary Documents and to consummate the Business Combination; (2) determining that the consideration to be issued, paid or exchanged to the shareholders of BlueRiver in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver, and (3) recommending that the shareholders of BlueRiver adopt and approve the Merger Agreement, the Ancillary Documents and each of the proposals submitted to the shareholders of BlueRiver at the extraordinary general meeting. In evaluating the business combination and making these determinations and this recommendation, the BlueRiver Board consulted with the BlueRiver’s management and considered a number of factors.

In particular, the BlueRiver Board considered, among other things, the following general criteria (such factors not weighted or in any order of significance):

•        BlueRiver Management Team’s Relationships and Experience:    BlueRiver capitalizes on its management team’s multi-decade experience as owners, operators, advisors, and investors in their respective target industries. Business combination opportunities were sourced from BlueRiver management team’s extensive and differentiated network of owner, board, corporate executive, family office and CEO-level relationships. BlueRiver was proactive, disciplined and selective in sourcing potential targets that could otherwise not be available to other potential buyers. BlueRiver believes that the experience and capabilities of its management team make it an attractive partner to potential target businesses. In addition, BlueRiver management team maintains relationships with pre-eminent private and public market investors as well as sovereign wealth funds, which could present a number of competitive advantages in deal flow.

•        Compelling Revenue, Free Cash Flow and Value Creation Prospects:    BlueRiver sought to acquire one or more businesses that it believed would have multiple organic and M&A-driven growth opportunities over time. BlueRiver searched for attractive, growth-oriented businesses that exhibited sound, underlying fundamentals as well as demonstrated revenue growth and a clear path to increased profitability and free cash flow generation This includes potential targets that are, or that BlueRiver believes have the potential to be, a category leader with long-term growth potential.

•        Defensible Market Position:    BlueRiver targeted companies that have a strong market position and significant barriers to entry. BlueRiver believes moats can exist and be created through differentiated technology, product innovation, strong distribution capabilities, diversified customer base, intellectual property and brand or other factors, which lead to low risks of disruption from new technologies or new entrants.

•        Location:    BlueRiver searched for attractive target acquisition opportunities globally, with a particular emphasis on companies in North America, Europe and Asia. BlueRiver drew on its management team’s international contacts in order to source investment opportunities.

•        Management Capability:    BlueRiver targeted companies with strong management teams that have demonstrated the ability to scale and operate on a global basis. Our management team has been committed to providing full support, guidance and additional management talent to assist the target company in executing its strategy. BlueRiver expected that the operating and financial abilities of its management team and board would complement potential target’s management capabilities.

•        Positioned to Benefit from Being a Public Company:    BlueRiver sought companies that demonstrate public market readiness and that it believes would benefit from a partnership with BlueRiver’s management team. BlueRiver expects being a public company will facilitate accretive acquisitions, strengthening the balance sheet, employee retention and recruitment, publicity and other avenues for growth for potential target companies.

•        Sector:    BlueRiver targeted companies in the technology, media, telecommunications and entertainment industries.

•        Size:    BlueRiver sought companies that alone, or through a strategic combination with another company, have an enterprise valuation between $1.0 billion and $3.0 billion, or larger. We believed at this scale we can be most effective in applying the experience and resources of the management team to accelerate growth and enhance profitability.

In considering the business combination, the BlueRiver Board determined that the business combination was an attractive business opportunity that met many of the criteria above.

The BlueRiver Board considered a wide variety of factors in connection with their respective evaluations of the business combination. In light of the complexity of those factors, the BlueRiver Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions; however, individual members of the BlueRiver Board may have given different weight to different factors. In approving the business combination, the BlueRiver Board obtained a fairness opinion from Houlihan Capital. This explanation of the reasons for BlueRiver Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In particular, the BlueRiver Board considered the following factors:

•        SST’s Large Market Opportunity.    The BlueRiver Board believes that SST could have a strong position in a large market. The BlueRiver Board notes that each year 10.5 million people visit their doctors for lower back pain. The BlueRiver Board believes that if SST’s products receive the required regulatory approvals, the products could help alleviate certain types of lower back pain and thus create revenue opportunities for the Company.

•        SST’s Patent Portfolio.    The BlueRiver Board noted SST’s patent portfolio.

•        SST’s Clinical Trial Progress and Results.    The BlueRiver Board noted that the PerQdisc Nucleus Replacement System was granted designation as a Breakthrough Device by the FDA on March 4, 2021. The BlueRiver Board also noted positive results from past clinical trials. Data from NUCLEUS 181 and LOPAIN1 showed that patients reported lower disability for low back pain as measured by Oswestry Disability Index (ODI) and lower pain as measured by Visual Analog Scale (VAS).

•        SST’s Management Team and BlueRiver sponsorship.    The BlueRiver Board believes that SST’s management team has a long track record of driving innovation and developing successful medical technology products. In addition, the BlueRiver Board believes that the BlueRiver management team can provide support, guidance and additional management talent to assist SST in executing its strategy.

•        Fairness Opinion.    Houlihan Capital delivered an opinion to the BlueRiver Board to the effect that, as of the date of such opinion, and subject to and based on the assumptions, limitations, qualifications, conditions and other matters set forth therein, that the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver.

•        Review of Negotiated Transaction.    The BlueRiver Board reviewed and considered in detail the terms of the Merger Agreement and the other related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein, including the limited number of conditions and the $10,000,000 net minimum cash condition.

In the course of its deliberations, the BlueRiver Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Early-Stage Company Risk.    The risk that SST is an early-stage company with a history of losses, and that SST will continue to incur significant expenses with the expectation that revenue will be generated in the future, which may not be realized as expected or at all.

•        Growth Risk.    The risk that SST’s growth and commercialization strategy will not be viable.

•        Regulatory Risk.    The risk that SST’s products are not approved by the required regulators.

•        Market Sizing Risk.    The risk that SST’s total addressable market opportunity for the Company’s medical device may not materialize into future revenue as expected or at all.

•        Competitive Risk.    The risk that SST has limited ability to compete with large, well-established medical device manufacturers with significant resources and to keep pace with rapid changes to the medical device market.

•        Public Company Risk.    The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•        Benefits May Not Be Achieved Risk.    The risk that the potential benefits of the business combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Redemption Risk.    The risk that a significant number of BlueRiver’s shareholders elect to redeem their Public Shares in connection with the consummation of the Business Combination, which would reduce the amount of cash available to the post-combination company to fund its business plan following the Closing.

•        Shareholder Vote Risk.    The risk that BlueRiver’s shareholders may fail to provide the votes necessary to approve the Business Combination.

•        Litigation Risk.    The risk of potential litigation challenging the business combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Closing Conditions Risk.    The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within BlueRiver’s control.

•        Fees, Expenses and Time Risk.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of SST’s management and BlueRiver’s management required to complete the Business Combination.

•        Other Risks.    Various other risk factors associated with SST’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the BlueRiver Board also considered that certain of the officers and directors of BlueRiver may have interests in the business combination as individuals that are in addition to, and that may be different from, the interests of BlueRiver’s shareholders. You should be aware that the interests described above and presented in more detail in the section titled “— Interests of the Sponsor and BlueRiver Directors and Officers in the Business Combination” present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with Public Shareholders — as such, the Sponsor and its affiliates may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Public Shareholders rather than liquidate. BlueRiver’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the BlueRiver Board, the Merger Agreement and the transactions contemplated therein, including the Business Combination.

The BlueRiver Board concluded that the potential benefits that it expected BlueRiver and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the BlueRiver Board (i) determined that the Merger Agreement, each of the Ancillary Documents and the Business Combination Transactions are fair to, advisable and in the best interests of BlueRiver and that it was advisable for BlueRiver to enter into the Merger Agreement and each of the Ancillary Documents and to consummate the Business Combination; (ii) determined that the consideration to be issued, paid or exchanged to the shareholders of BlueRiver in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver and the Business Combination is fair from a financial point of view to the securityholders of BlueRiver that are unaffiliated with the Sponsor, and (iii) recommended that the shareholders of BlueRiver adopt and approve the Merger Agreement, the Ancillary Documents and each of the proposals submitted to the shareholders of BlueRiver at the extraordinary general meeting.

Interests of BlueRiver’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the BlueRiver Board in favor of approval of the Business Combination Proposal, you should keep in mind that certain of BlueRiver’s officers and directors have interests in the Business Combination that may be different from, or in addition to, (or which may conflict with) your interests as a stockholder and/or a warrant holder. These interests include, among other things:

•        the beneficial ownership of the Sponsor and certain members of the BlueRiver Board of an aggregate of 7,187,500 shares of BlueRiver Class B Common Stock, 800,000 shares of BlueRiver Class A Common Stock and 800,000 Private Placement Warrants, which shares and warrants were acquired for an aggregate investment of $8,025,000 at the time of BlueRiver’s formation and the IPO and would become worthless if BlueRiver does not complete a business combination, as such stockholders have waived any redemption right with respect to those shares. After giving effect to the Business Combination, the Sponsor and certain members of the BlueRiver Board would own up to an aggregate of 7,987,500 shares of Class A Common Stock and 800,000 Private Placement Warrants. Such shares have an aggregate market value of approximately $[•] million, based on the Closing Price of BlueRiver Class A Common Stock of $[•] on [•], 2024, the Record Date;

•        Randall Mays and John Gregg, who are the Co-Chief Executive Officers and Co-Chairmen of the BlueRiver Board, are both managers of the Sponsor, which owns approximately [•]% of BlueRiver prior to the Business Combination. Mr. Mays and Mr. Gregg are each expected to be a director of Surviving Pubco after the Closing. As such, in the future, Mr. Mays and Mr. Gregg may receive fees for their service as a director, which may consist of cash or share-based awards, and any other remuneration that the Surviving Pubco Board determines to pay to its non-employee directors;

•        Mr. Mays is the Co-Manager of the General Partner of LLM Family Investment Series 44, L.P. and the Manager of the General Partner of RTM Partners, Ltd., which collectively own approximately 13.39% of SST equity interests prior to the Business Combination. In addition, RTM Partners II, Ltd., an entity controlled by Randall Mays, will hold a promissory note, which will have a principal amount of up to $3.0 million, will bear interest at a rate of 8.0% per annum, and will mature on the earliest to occur of (i) the completion of the Business Combination, (ii) the completion of another financing transaction, (iii) the completion of a change of control transaction, and (iv) April 30, 2024. The note financing will close [in early 2024] and such promissory note will be repaid in connection with the closing of the Business Combination. As a result of the foregoing, Mr. Mays may be deemed to have a significant influence over SST and conflicts of interest in the Business Combination with SST;

•        the continued indemnification of current directors and officers of BlueRiver and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, and certain current and former officers and directors will lose their entire investment in us if an initial business combination is not completed.

Opinion of Financial Advisor to the BlueRiver Board

BlueRiver retained Houlihan Capital to act as its financial advisor in connection with the Business Combination. BlueRiver selected Houlihan Capital to act as its financial advisor based on Houlihan Capital’s qualifications, expertise, reputation, knowledge of the industry in which BlueRiver operates, and knowledge of BlueRiver’s business and affairs.

On July 21, 2023, Houlihan Capital rendered an oral opinion to the BlueRiver Board, which was confirmed by delivery of a written opinion dated July 21, 2023 (the “Opinion”), to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver.

The full text of the written Opinion of Houlihan Capital delivered to the BlueRiver Board, dated July 21, 2023, is attached as Annex F and incorporated by reference into this proxy statement/prospectus in its entirety. The Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Houlihan Capital in connection with the Opinion (which are also summarized herein). The description of Houlihan Capital’s written Opinion set forth in this proxy statement/prospectus is qualified in its entirety by the full text of such Opinion.

Houlihan Capital’s Opinion was provided for the use and benefit of the BlueRiver Board (in its capacity as such and not in any other capacity) in its evaluation of the Business Combination (and, in its engagement letter, Houlihan Capital provided its consent to the inclusion of the text of its Opinion as part of this proxy statement/consent solicitation statement/prospectus). As described in “— BlueRiver Board’s Reasons for the Approval of the Business Combination”, the members of the BlueRiver Board considered a wide variety of factors in connection with their respective evaluations of the Business Combination, including the Opinion. Houlihan

Capital’s only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date of such opinion, the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver. The Opinion does not constitute a recommendation to proceed with the Business Combination. Houlihan Capital’s Opinion did not address any other aspect or implications of the Business Combination and does not constitute an opinion, advice, or recommendation as to how any shareholder of BlueRiver should vote at the extraordinary general meeting. In addition, the Opinion did not in any manner address the prices at which the securities of Surviving Pubco would trade following the consummation of the Business Combination or at any time. All shareholders of BlueRiver are urged to, and should, read the Opinion carefully and in its entirety. Houlihan Capital’s Opinion was approved by a Houlihan Capital fairness opinion committee.

In connection with rendering its opinion, Houlihan Capital, among other things:

•        Held discussions with certain members of BlueRiver’s management (“BlueRiver Management”) and SST’s management (“SST Management”) regarding the Business Combination and the historical performance of SST;

•        Review of information provided by BlueRiver and SST including, but not limited to:

•        Non-binding letter of intent between BlueRiver and SST, dated January 20, 2023;

•        SST investor presentation, dated April 2023;

•        Sources and Uses schedule for the Business Combination;

•        Capitalization table pro forma for the Business Combination;

•        SST unaudited financial statements for fiscal years 2021 and 2022

•        Discussed with BlueRiver Management and SST Management the status of current outstanding legal and environmental claims (if any) and confirmed that any potential related financial exposure has been properly disclosed;

•        Reviewed the industry in which SST operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

•        Developed indications of value for SST using generally accepted valuation methodologies; and

•        Reviewed certain other relevant, publicly available information, including economic, industry, and SST specific information.

Houlihan Capital was not provided with, did not procure, and did not prepare any financial projections of SST and consequently did not rely on any such financial projections in analyzing the Business Combination or in rendering its Opinion.

In connection with its review, Houlihan Capital relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by Houlihan Capital and assumed such accuracy and completeness for purposes of rendering an opinion. In addition, Houlihan Capital did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of BlueRiver or SST, nor, except as stated herein, was it furnished with any such evaluation or appraisal. Houlihan Capital further relied upon the assurances and representations from BlueRiver Management that they are unaware of any facts that would make the information provided to Houlihan Capital to be incomplete or misleading in any material respect for the purposes of the Opinion. Houlihan Capital has not assumed responsibility for any independent verification of this information nor has it assumed any obligation to verify this information. Nothing came to Houlihan Capital’s attention in the course of the engagement which would lead Houlihan Capital to believe that (i) any information provided to Houlihan Capital or assumptions made by Houlihan Capital are insufficient or inaccurate in any material respect or (ii) it is unreasonable for Houlihan Capital to use and rely upon such information or make such assumptions.

Houlihan Capital expressed no opinion as to the market price or value of Surviving Pubco’s Public Shares after the announcement or consummation of the Business Combination. Houlihan Capital did not express any opinion as to fair value or the solvency of Surviving Pubco following the closing of the Business Combination. In rendering its Opinion, Houlihan Capital assumed that the final executed form of the Merger Agreement would not differ in any material respect from the applicable drafts that it reviewed, that the Business Combination would be consummated in accordance with the terms of the Merger Agreement without any waiver or modification that could be material to

Houlihan Capital’s analysis, and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement. Houlihan Capital assumed, with the consent of BlueRiver’s Board, that all governmental, regulatory or other consents and approvals necessary for the completion of the Business Combination would be obtained except to the extent that could not be material to its analysis. Houlihan Capital also was not requested to, and did not, participate in the structuring or negotiation of the Business Combination. Except as described in this summary, BlueRiver’s Board imposed no other instructions or limitations on Houlihan Capital with respect to the investigations made or procedures followed by Houlihan Capital in rendering its Opinion.

In connection with the preparation of the Opinion, Houlihan Capital made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

The following is a summary of the material financial and comparative analyses presented by Houlihan Capital to BlueRiver’s Board at its meeting held on July 21, 2023, in connection with its Opinion. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Houlihan Capital’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Houlihan Capital. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Houlihan Capital. The summary of Houlihan Capital’s financial analyses described below is not a complete description of the analyses underlying its Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

Several analytical methodologies were employed by Houlihan Capital in its Opinion, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In arriving at the Opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by Houlihan Capital and in the context of the circumstances of the Business Combination. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

The conclusions Houlihan Capital has reached are based on all the analyses and factors presented in the Opinion taken as a whole and also on application of its own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. Houlihan Capital therefore gives no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Valuation Overview

In assessing whether the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver, Houlihan Capital compared the price per share at which the unaffiliated shareholders may redeem their shares against the fair market value of Surviving Pubco per share pro forma for the Business Combination calculated by Houlihan Capital. If the fair market value of Surviving Pubco per share pro forma for the Business Combination exceeds the redemption value (estimated by BlueRiver Management to be approximately $10.50 per share at the close of the Business Combination), then the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver.

There are three primary approaches that have traditionally been used to estimate fair market value: the adjusted book value approach, the market approach (which includes the comparable transactions method), and the income approach, each as briefly described below.

Adjusted Book Value Approach.    The adjusted book value approach estimates fair value based on the principle of substitution, assuming that a prudent investor would pay no more for an asset than the amount for which the asset or property could be reproduced or replaced, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach is typically considered appropriate for highly capital-intensive businesses, real estate holding companies, or other types of holding companies where the value of the entity is derived primarily from the underlying assets held by the entity and not from additional value added from labor or profitable use of the assets owned. This valuation approach may also be used to value companies that are in bankruptcy or liquidation, or those that are otherwise not considered a going concern. Because SST operates as a going concern business and is not asset intensive, Houlihan Capital did not utilize the adjusted book value approach in support of its Opinion.

Income Approach.    The income approach is a calculation of the present value of the future monetary benefits expected to flow to the owner of the subject asset. A commonly applied methodology under the Income Approach is the Discounted Cash Flow Method. Using a discounted cash flow analysis, value is indicated from all the future cash flows attributable to the firm or asset, discounted to present value at an appropriate required rate of return. A detailed multi-year forecast was not available, and therefore, Houlihan Capital did not utilize the income approach in support of its Opinion.

Market Approach.    The market approach references actual transactions of the asset to be valued, similar assets, or assets that can otherwise be used to infer the value of the subject asset. The application of methods within the market approach often requires identifying companies comparable to a subject company, observing transaction prices of those companies’ securities, deriving valuation multiples based on the ratio of such transaction prices to financial metrics (e.g., Revenue, EBITDA, Tangible Book Value, Book Value), and then applying selected valuation multiples to the subject company’s same financial metrics.

The Guideline Public Company Method is a valuation method within the Market Approach that involves identifying and selecting guideline public companies with financial and operating characteristics similar to the enterprise being valued. Once publicly traded peer group companies are identified, valuation multiples can be derived from the publicly traded market transaction data (stock prices), adjusted for comparability, and then applied to the financial metrics of the subject enterprise to estimate the value of the subject enterprise’s equity, total invested capital, or enterprise value (total invested capital less cash and cash equivalents).

The Comparable Transactions Method is another commonly used method under the Market Approach. This valuation method involves determining valuation multiples from sales of companies with financial and operating characteristics considered reasonably similar to those of the company being valued and applying representative multiples to the financial metrics of the subject company to estimate value, similar to the Guideline Public Company Method.

With other primary approaches to value unavailable, Houlihan Capital sought to develop as many indications of value for SST under the market approach as possible. Standard metrics from which to derive and then apply multiples are not available for clinical stage medical device companies and a financial forecast was not available, so Houlihan Capital was limited in its analysis to direct observation of values of firms identified as most similar to SST, including a curated list of guideline public companies and M&A transactions.

Guideline Public Company Analysis

Houlihan Capital analyzed the values of public companies that are reasonably comparable to SST in terms of leading indications, stage, and relative size. Houlihan Capital was able to identify a set of commercial-stage medical device companies that were reasonably comparable to SST. Any company that, in Houlihan Capital’s judgment, sufficiently met the criteria was not excluded from the analysis. Houlihan Capital then applied certain adjustments to the enterprise values of each guideline public company in order to account for certain qualitative differences between each company and SST.

For guideline public companies with spinal-indicated products and non-spinal-indicated products, Houlihan Capital leveraged public filings to calculate the proportional amount of the company’s revenue attributable to spinal products (where available) and multiplied the enterprise value by that proportion.

Houlihan Capital then applied a probability adjustment to account for the fact that, as of the date of the Opinion, SST had not yet received approvals for full commercialization of its product from the FDA. Based on a cross-sectional study of medical device approvals in the U.S. (BMJ 2016;353:i2587), Houlihan Capital applied a probability of regulatory approval adjustment of approximately 45%. Given SST’s CE approval, Breakthrough Device status, and proximity to an FDA trial, among other things, Houlihan Capital believes that a 45% probability of success is low for SST but used the unadjusted study data for conservatism. Houlihan Capital then applied this adjustment to the enterprise values of each guideline public company.

The exhibit below includes further details about the guideline public companies, including their primary indications, stage, and an analysis of relative comparability to SST.

Houlihan Capital concluded that the Guideline Public Company analysis indicates a range of $300 million to $600 million for the enterprise value of SST.

Guideline Transaction Analysis

Houlihan Capital analyzed the implied values of comparable companies from M&A transactions that closed within 5 years of its Opinion. Any company that, in Houlihan Capital’s judgment, sufficiently met the criteria was not excluded from the analysis. As with the Guideline Public Company method, Houlihan Capital applied a probability of regulatory approval adjustment of approximately 45%.

Spinal Stabilization Technologies
Guideline Transaction Analysis
As of July 20, 2023

Buyer	Target	Transaction Close Date[1]	Primary Indications/ Procedures	Stage	Houlihan Commentary	Implied Transaction TEV[1]	Adjusted TEV[3]
Globus Medical, Inc.	NuVasive, Inc.	NA[2]	Spinal Fusion, Degenerative Disc Disease	Commercial	NuVasive represents a larger vision of what an expanded product set could look like for the Target. NuVasive is similarly spine focused, with the addition of international scale. Product offerings target similar indications to PerQdisc.	$2,924.8	$1,369.8
Orthofix Medical Inc.	SeaSpine Holdings Corporation	1/4/2023	Spinal Fusion, Spinal Implants, Spinal Fixation	Commercial	Comparable size and scope to the Target with product offerings targeting key indications and spinal focus.	$344.7	$161.5
NuVasive, Inc.	Simplify Medical, Inc.	2/24/2021	Disc Replacement	Commercial	Targeted indications align very closely with PerQdisc. Technologies include surgical methodologies that the Target hopes to supersede.	$198.4	$92.9
Boston Scientific Corporation	Vertiflex Inc.	6/11/2019	Spinal Stenosis	Commercial	Strong focus on single indication aligns well with the Target. Though the Target's product is not applicable for the specific Spinal Stenosis indication.	$565.0	$264.6
Stryker Corporation	K2M Group Holdings, Inc.	11/9/2018	Degenerative Spinal Conditions	Commercial	K2M has a more diversified product portfolio encompassing many spinal pathologies including fusion and fixation, disc replacement, and deformity correction. K2M is much larger than the Target, but has similar focus on spinal indications.	$1,351.5	$633.0
						Mean	**$ 504.4**
						Median	**$ 264.6**

[1] Per S&P Capital IQ.

[2] As of the Date of Value, this transaction has not closed. The two parties have entered into a definitive agreement and expect to close the transaction in Q3 2023. We have displayed the transaction here as we believe the comparability of the Target and NuVasive warrants its inclusion.

[3] TEV adjusted for probability of approval for orthopedic medical devices calculated at approximately 45% using data from BMJ 2016;353:i2587.

Houlihan Capital concluded that the Guideline Transactions analysis indicates a range of $265 million to $500 million for the enterprise value of SST.

Fairness Opinion Conclusion

To determine the indicated fair market value of Surviving Pubco stock pro forma for the Business Combination, Houlihan Capital started with the enterprise value of SST determined within the Guideline Public Company and Guideline Transactions methods, subtracted the projected Business Combination expenses of approximately $7 million, assumed no cash remaining in BlueRiver’s trust account upon the consummation of the Business Combination after giving effect to redemptions from BlueRiver’s public shareholders, assumed cash to be raised in an Equity Financing to equal $40 million PIPE, subtracted the pro forma debt of SST, subtracted the value of the Contingent Sponsor Shares (as calculated by Houlihan Capital using a Monte Carlo analysis), and subtracted the values of the Public Warrants and Sponsor Warrants (as calculated by Houlihan Capital using the Black-Scholes option pricing model). These calculations indicated that the fair market value of Surviving Pubco stock pro forma for the Business Combination is $8.97 to $16.57 per share. Since BlueRiver Management’s expectation, as of the date of the Opinion, for the redemption value at the close of the Business Combination ($10.50 per share) is within this range, Houlihan Capital determined that, as of the date of its Opinion, the consideration to be issued or paid in the Business Combination is fair from a financial point of view to the shareholders of BlueRiver.

Houlihan Capital Conflict Disclosure and Fees

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals or affiliates, has any ownership or other beneficial interests in any party to the Merger Agreement or any of their affiliates and has provided no previous investment banking or consulting services to any party to the Merger Agreement or any of their affiliates. There is no current agreement between Houlihan Capital, its principals, or affiliates and any party to the Merger Agreement or any of their affiliates providing for the provision of future services by Houlihan Capital, its principals, or any of its affiliates to or for the benefit of any party to the Merger Agreement or any of their affiliates. Houlihan Capital was engaged on a fixed fee basis, and their compensation is not contingent upon the completion of the Business Combination. Houlihan Capital’s fees to BlueRiver for services in connection with issuing the Opinion were $200,000.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of the outstanding Class A Ordinary Shares are redeemed in connection with the Business Combination and (ii) assuming that the maximum number of BlueRiver’s outstanding Class A Ordinary Shares are redeemed in connection with the Business Combination. For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Consolidated Combined Financial Information.”

No Additional Redemptions

Sources of Funds (in millions)		Uses (in millions)
Cash held in Trust Account	$16.9	Common stock of Combined Company issued to SST Stockholders(1)	$240.0
Common stock of Combined Company issued to SST Stockholders(1)	240.0	Transaction and other costs(2)	8.4
		Cash to Combined Company balance sheet	8.5
Total Sources	$256.9	Total Uses	$256.9

____________

(1)      Shares issued to SST Stockholders are at a deemed value of $10.00 per share. Assumes 24,000,000 shares of New SST Class A Common Stock issued. See the section entitled “Unaudited Pro Forma Consolidated Combined Financial Information” for more details.

(2)      Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions. This amount includes $2.8 million in advisory fees payable to Cohen.

Maximum Redemptions(1)

Sources of Funds (in millions)		Uses (in millions)
Common stock of Combined Company issued to SST Stockholders(2)	$240.0	Common stock of Combined Company issued to SST Stockholders(2)	$240.0
Total Sources	$240.0	Total Uses	$240.0

____________

(1)      For the year ended December 31, 2023 assumes that the remaining 1,567,710 Public Shares are redeemed for aggregate redemption payments of approximately $16.6 million (assuming a $10.77 per share redemption price and based on funds in the Trust Account for the year ended December 31, 2023, and updated for the redemptions which took place on February 2, 2024), which is the maximum amount of redemptions. The Maximum Redemption Scenario is included for illustrative purposes only, as the parties expect to enter into PIPE Financing and other financing arrangements as needed to meet the Available Cash condition prior to Closing.

(2)      Shares issued to SST Stockholders are at a deemed value of $10.00 per share. Assumes 24,000,000 shares of New SST Class A Common Stock issued. See the section entitled “Unaudited Pro Forma Consolidated Combined Financial Information” for more details.

Satisfaction of 80% Test

It is a requirement under the Existing Organizational Documents that any business acquired by BlueRiver have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of SST generally used to approve the transaction, the BlueRiver Board determined that this requirement was met. The BlueRiver Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of BlueRiver and its shareholders and appropriately reflected SST’s value. In reaching this determination, the BlueRiver Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as SST’s historical growth rate and its potential for future growth in revenue and profits. The BlueRiver Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of SST met this requirement and make the other determinations regarding the transaction.

Interests of the Sponsor and BlueRiver Directors and Officers in the Business Combination

Interests of Sponsor and BlueRiver Directors and Officers

In considering the recommendation of the BlueRiver Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of BlueRiver’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, including that the Sponsor or BlueRiver’s directors and officers can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company. BlueRiver’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor holds 800,000 units acquired at a purchase price of $8,000,000, or $10.00 per unit, which include 266,667 Private Warrants;

•        the fact that the Sponsor and BlueRiver’s officers and directors have agreed not to redeem any BlueRiver Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination;

•        the fact that the Sponsor paid an aggregate of $25,000, or approximately $0.0035 per share, for 7,187,500 BlueRiver Founder Shares, 90,000 shares of which were subsequently transferred by the Sponsor to BlueRiver’s independent directors and advisors, and all of which are subject to certain transfer restrictions as described in this proxy statement/prospectus and that such remaining BlueRiver Founder Shares could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $75.5 million, based on the most recent closing price of the BlueRiver Class A Ordinary Shares of $10.50 per share on November 8, 2023;

•        the fact that Randall Mays and John Gregg are managers of BlueRiver and of the Sponsor and each may be deemed to have or share beneficial ownership of the BlueRiver Founder Shares held directly by the Sponsor;

•        the fact that RTM Partners II, Ltd., an entity controlled by Randall Mays, will hold a promissory note, which will have a principal amount of up to $3.0 million, will bear interest at a rate of 8.0% per annum, and will mature on the earliest to occur of (i) the completion of the Business Combination, (ii) the completion of another financing transaction, (iii) the completion of a change of control transaction, and (iv) April 30, 2024. The note financing will close [in early 2024] and such promissory note will be repaid in connection with the closing of the Business Combination;

•        the fact that Mr. Mays is the Co-Manager of the General Partner of LLM Family Investment Series 44, L.P. and the Manager of the General Partner of RTM Partners, Ltd., which collectively own approximately 13.39%, or [_____] membership units,of SST equity interests prior to the Business Combination. As a result of the foregoing, Mr. Mays may be deemed to have a significant influence over SST and conflicts of interest in the Business Combination with SST;

•        if the Trust Account is liquidated, including in the event BlueRiver is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify BlueRiver to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than BlueRiver’s independent registered public accounting firm) for services rendered or products sold to BlueRiver or (b) a prospective target business with which BlueRiver has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•         the fact that BlueRiver’s independent directors and advisors own an aggregate of 90,000 BlueRiver Founder Shares that were transferred from the Sponsor at their original purchase price, or approximately $0.0035 per share, or $315, which if unrestricted and freely tradeable would be valued at approximately $945,000, based on the most recent closing price of the BlueRiver Class A Ordinary Shares of $10.50 per share on November 8, 2023;

•        the fact that the Sponsor and BlueRiver’s officers, and directors may be incentivized to complete the Initial Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and BlueRiver’s officers, and directors would lose their entire investment. As a result, the Sponsor and BlueRiver’s officers, and directors may have a conflict of interest in determining whether SST is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Initial Business Combination;

•        the fact that the Sponsor and BlueRiver’s officers, directors and advisors will lose their entire investment in BlueRiver if an Initial Business Combination is not completed within the Combination Period; and

•        in addition to these interests of the Sponsor and BlueRiver’s officers, directors and advisors, to the fullest extent permitted by applicable laws, the Existing Organizational Documents waives certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Existing Organizational Documents or in the future, and BlueRiver will renounce any expectancy that any of the directors or officers of BlueRiver will offer any such corporate opportunity of which he or she may become aware to BlueRiver. BlueRiver does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, BlueRiver does not believe that the waiver of the application of the corporate opportunity doctrine in the Existing Organizational Documents had any impact on its search for a potential business combination target.

The existence of financial and personal interests of one or more of BlueRiver’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BlueRiver and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BlueRiver’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

BlueRiver’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the BlueRiver Board, the Merger Agreement and the transactions contemplated therein, including the Merger. However, the BlueRiver Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if BlueRiver public stockholders redeem a substantial portion of the BlueRiver Class A shares. The BlueRiver Board concluded that the potential benefits that it expected BlueRiver and its shareholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the BlueRiver Board determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of BlueRiver and its shareholders.

Potential Purchases of Public Shares

In connection with the shareholder vote to approve the Business Combination, the Sponsor, BlueRiver’s directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase Public Shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. There is no limit on the number of Public Shares the Sponsor, BlueRiver’s directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of the NYSE American. However, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M or the tender offer rules under the Exchange Act. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, the Sponsor, BlueRiver’s directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. None of the Sponsor, BlueRiver’s directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such Public Shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser.

In the event that the Sponsor or BlueRiver’s directors, officers, advisors, or any of their respective affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of Public Shares could be to (a) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or (b) to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of BlueRiver’s Public Shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of BlueRiver’s Class A Ordinary Shares may be reduced and the number of beneficial holders of BlueRiver’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of BlueRiver’s securities on a national securities exchange.

The Sponsor, BlueRiver’s officers, directors, advisors or any of their respective affiliates anticipate that they may identify the shareholders with whom the Sponsor, BlueRiver’s officers, directors, advisors or any of their respective affiliates may pursue privately negotiated purchases by either the shareholders contacting them directly or by receipt of redemption requests submitted by shareholders following mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor, BlueRiver’s officers, directors, advisors or any of their respective affiliates enter into a privately negotiated purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such shareholder has already submitted a proxy with respect to the Business Combination but only if such shares have not already been voted at the extraordinary general meeting related to the Business Combination. The Sponsor, BlueRiver’s officers, directors, advisors, or any of their respective affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will only purchase Public Shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by the Sponsor or BlueRiver’s officers, directors, advisors, or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor, BlueRiver’s officers, directors, advisors and any of their respective affiliates will not make purchases of BlueRiver Class A Ordinary Shares if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act.

Anticipated Accounting Treatment

With respect to the Business Combination, BlueRiver will be treated as the accounting acquirer and SST as acquired companies for accounting purposes. Upon consummation of the Business Combination, SST is considered a variable interest entity, or a VIE, and BlueRiver will be considered the primary beneficiary as its ownership will provide the power to direct the activities that most significantly impact SST’s performance and the obligation to absorb the losses and/or receive the benefits of SST that could potentially be significant to SST.

The Business Combination will be treated by BlueRiver as an asset acquisition by BlueRiver in accordance with U.S. GAAP. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition of SST, substantially all the fair value is included in in-process research and development, or IPR&D, as such, the acquisition is expected to be treated as an asset acquisition. For accounting purposes, BlueRiver is considered to be acquiring SST in the Business Combination.

Regulatory Matters

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirement or approval, (i) except for filings with the Cayman Islands and Delaware necessary to effectuate the Domestication and (ii) the Business Combination and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the entry of BlueRiver Acquisition Corp. into the Agreement and Plan of Merger, dated as of July 21, 2023 (as amended, restated, supplemented and/or otherwise modified from time to time, the “Merger Agreement”), by and among BlueRiver Acquisition Corp., Merger Sub and SST, the consummation of the transactions contemplated by the Merger Agreement, including the issuance of the acquisition consideration thereunder, and the performance by BlueRiver Acquisition Corp. of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

Vote Required for Approval with Respect to the Business Combination Proposal

The approval of the Business Combination Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority, as of the Record Date, of the BlueRiver Shares that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal or the NYSE American Proposal fails to receive the required shareholder approval, the Business Combination will not be completed. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

The Sponsor, directors and officers have agreed to vote any ordinary shares owned by them in favor of the Business Combination pursuant to the Sponsor Letter Agreement. As of the Record Date, such shareholders beneficially owned [•] Class B ordinary shares, excluding shares issuable upon the exercise of warrants. As of the date hereof, the Sponsor and BlueRiver’s directors and officers have not purchased any additional ordinary shares.

PROPOSAL 2A — THE CONVERSION AMENDMENT PROPOSAL

Overview

The Conversion Amendment Proposal asks BlueRiver shareholders to consider and vote upon, by special resolution, a proposal to amend the Existing Organizational Documents to effect the Conversion Amendment, such the Class B Ordinary Shares may be converted either at the time of the consummation of the initial Business Combination or at any earlier date at the option of the holders of the Class B Ordinary Shares, which will allow the holders of the Class B Ordinary Shares to convert their shares at the effective time of the Domestication and prior to the consummation of the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution:

(a)     Article 17.2 of BlueRiver Acquisition Corp.’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 17.2:

“Class B Shares may be converted into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) concurrently with or immediately following the consummation of a Business Combination at the option of the holders thereof or at any earlier date at the option of the holders of the Class B Shares (where the holders of such Shares have waived any right to receive funds from the Trust Fund).”

(b)    Article 49.10 of BlueRiver Acquisition Corp.’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.10:

“Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Account; or (b) vote as a class with Public Shares: (i) on any Business Combination; and (ii) to approve an amendment to the Articles to (x) extend the time to consummate a Business Combination beyond 30 months from the consummation of the IPO, or (y) amend this Article 49.10(b)(ii).”

Vote Required for Approval with Respect to Conversion Amendment Proposal

The approval of the Conversion Amendment Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds, as of the Record Date, of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

The Conversion Amendment Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination is not approved, the Conversion Amendment Proposal will have no effect, even if approved by BlueRiver’s shareholders.

Recommendation of the BlueRiver Board with Respect to the Conversion Amendment Proposal

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE CONVERSION AMENDMENT PROPOSAL.

PROPOSAL 2B — THE DOMESTICATION PROPOSAL

Overview

BlueRiver is proposing to change its corporate structure and deregister as an exempted company incorporated under the laws of the Cayman Islands and transfer by way of continuation as a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of BlueRiver under the applicable laws of Cayman Islands and the State of Delaware as described under the section entitled “— Manner of Effecting the Domestication and the Legal Effect of the Domestication.”

The Domestication will be effected by the filing of a Certificate of Corporate Domestication and the Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register BlueRiver with the Registrar of Companies of the Cayman Islands. In connection with the Domestication, all outstanding securities of BlueRiver will convert to outstanding securities of the continuing Delaware corporation. The Domestication will become effective immediately prior to the completion of the Business Combination. The proposed Certificate of Incorporation, which will become effective upon the Domestication, is attached to this proxy statement/prospectus as Annex B.

At the effective time of the Domestication, which will be the Closing Date, the separate existence of BlueRiver will cease as a Cayman Islands exempted company and will become and continue as a Delaware corporation. The Memorandum and Articles of Association will be replaced by the Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and you will become a stockholder of the Company with all rights as such governed by Delaware law.

In connection with the Domestication and simultaneously with the Business Combination, the corporate name of BlueRiver will change to “Spinal Stabilization Technologies, Inc.”

Reasons for the Domestication

The BlueRiver Board believes that it would be in the best interests of BlueRiver, simultaneously with the completion of the Business Combination, to effect the Domestication. The primary reason for the Domestication is to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

In addition, because the Company will operate within the United States following the Business Combination, it was the view of the BlueRiver Board that the Company should also be structured as a corporation organized in the United States. In addition, the BlueRiver Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures BlueRiver is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.

Reasons for the Name Change

The BlueRiver Board believes that it would be in the best interests of BlueRiver to, in connection with the Domestication and simultaneously with the Business Combination, change the corporate name to “Spinal Stabilization Technologies, Inc.” in order to more accurately reflect the business purpose and activities of the Company.

Regulatory Approvals; Third Party Consents

BlueRiver is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication; however, because the Domestication must occur immediately prior to the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described below under the section entitled “Proposal 1: The Business Combination Proposal.” BlueRiver must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with NYSE American of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon BlueRiver and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Certificate of Incorporation and Bylaws

Commencing with the effective time of the Domestication, which will be the Closing Date, the Certificate of Incorporation and Bylaws will govern the rights of stockholders in the Company.

A chart comparing your rights as a holder of ordinary shares of BlueRiver as a Cayman Islands exempted company with your rights as a holder of the Company’s Class A common stock as a Delaware corporation can be found below in “— Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”

Directors and Officers Following the Domestication and the Business Combination

H. Joseph de Compiegne, John Gregg, Randall Mays, Vic Bertrand, Mark Novotny, John E. Sununu and Dr. Frank Phillips, subject to the reasonable approval of BlueRiver, will comprise the Board appointed in connection with the Domestication and the completion of the Business Combination. The officers of the Company following the completion of the Domestication and the Business Combination will be the officers of SST who held such positions immediately prior to the completion of the Business Combination and the Domestication.

Tax Consequences to Holders of BlueRiver Shares Who Receive Company Common Stock as a Result of the Domestication

In connection with the Domestication, holders of BlueRiver Shares who do not elect to exercise their Redemption Rights will receive shares of Class A common stock. For a discussion of the material U.S. federal income tax consequences of the Domestication, see the section entitled “— Material U.S. Federal Income Tax Consequences.”

Manner of Effecting the Domestication and the Legal Effect of the Domestication

Delaware Law

Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The Domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate and the Certificate of Incorporation must be approved by the same authorization required to approve the Domestication.

When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware laws, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication); but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.

Cayman Islands Law

If the Domestication Proposal is approved, BlueRiver will also apply to deregister as a Cayman Islands exempted company pursuant to the Cayman Islands Companies Act. Upon the deregistration, BlueRiver will no longer be subject to the provisions of the Cayman Islands Companies Act. Except as provided in the Cayman Islands Companies Act, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of BlueRiver or any other person.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication

When the Domestication is completed, the rights of stockholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Islands Companies Act that will alter certain of the rights of shareholders and affect the powers of the Company Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of the Company as “shareholders.”

	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

	Cayman Islands	Delaware

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters

Under the Cayman Islands Companies Act, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Appraisal Rights	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.
Stockholder/Shareholder Lawsuits

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal 3C).
Fiduciary Duties of Directors	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.	Directors must exercise a duty of care and duty of loyalty and good faith to a corporation and its stockholders.

	Cayman Islands	Delaware

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud, dishonesty or willful default or to protect from the consequences of committing a crime.	A corporation is generally permitted to indemnify its directors and officers acting in good faith.
Limited Liability of Directors	Liability of directors may be limited, except with regard to their actual fraud or willful default.

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication

When the Domestication is completed, the rights of shareholders will be governed by the Certificate of Incorporation and Bylaws, rather than the Amended and Restated Memorandum and Articles of Association (which will cease to be effective) and the rights of shareholders and the scope of the powers of the Company Board and management will be altered as a result.

Shareholders should consider the following summary comparison of the Certificate of Incorporation and Bylaws, on the one hand, and the Amended and Restated Memorandum and Articles of Association, on the other. This comparison assumes that the changes to be made to the proposed Certificate of Incorporation and proposed Bylaws in connection with the Organizational Documents Proposals are approved. This comparison is not intended to be complete and is qualified in its entirety by reference to the Amended and Restated Memorandum and Articles of Association and the proposed Certificate of Incorporation and Bylaws of the Company. You should read the form of Certificate of Incorporation and form of Bylaws attached to this proxy statement/prospectus as Annex B and Annex D, respectively, carefully in their entirety.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
Corporate Purpose
The purpose shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.	The objects for which BlueRiver was established are unrestricted and it shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Capital Stock

The total number of shares of all classes of capital stock which the Company shall have authority to issue is of which 250,000,000 shares shall be Class A common stock, par value $0.0001 per share, 24,000,000 shares shall be Class V Common Stock, par value $0.0001 per share and 10,000,000 shares shall be Preferred Stock, par value $0.0001 per share.

BlueRiver’s authorized share capital is $22,100 divided into 200,000,000 Class A ordinary shares of a par value of $0.0001 per share, 20,000,000 Class B ordinary shares of a par value of $0.0001 per share and 1,000,000 preference shares of a par value $0.0001 per share.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association

Preferred Stock

The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series the number of shares constituting such series and the designation, the voting powers (if any), and the powers, preferences and relative, participating, optional, or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the Class A common stock, Class V Common Stock or Preferred Stock, unless a vote of any such holders is required pursuant to the Certificate of Incorporation or any Preferred Stock Designation.

Preference Shares

The Directors may allot, issue, grant options over or otherwise dispose of preference shares (including fractions of a preference share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Cayman Islands Companies Act and the articles of association) vary such rights.

Common Stock

Each holder of Class A common stock and Class V Common Stock is entitled to one vote for each share of Class A common stock and Class V Common Stock, respectively, held of record by such holder on all matters on which stockholders generally are entitled to vote.

Ordinary Shares

The Directors may allot, issue, grant options over or otherwise dispose of Ordinary Shares (including fractions of an Ordinary Share) with or without preferred, deferred or other rights or restrictions, Whether in regard to dividends or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also(subject to the Cayman Islands Companies Act and the articles of association) vary such rights.

Directors; Classes

Subject to the Certificate of Incorporation, the Board of Directors will determine the number of directors who will serve on the board. The exact number of directors will be fixed from time to time by a majority of the Board of Directors. The Board of Directors will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the closing of the Business Combination. Class II and Class III directors shall initially serve for a term expiring at the second and third annual meeting of stockholders following the closing of the Business Combination, respectively. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the third succeeding annual meeting of stockholders. There will be no limit on the number of terms a director may serve on the Board of Directors.

The holders of the ordinary shares may, by ordinary resolution, increase or decrease the number of directors. The Board of Directors are divided into three classes designated as Class I, Class II and Class III. Class I directors initially served for a term expiring at the 2021 annual general meeting of the company. Class II and Class III directors’ terms expire at the 2022 and 2023 annual general meeting, respectively. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting are elected for a term of three years. There is no limit on the number of terms a director may serve on the board of Directors.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
Board Vacancies; Removal

Any vacancy on the Board of Directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office.

Except as the Cayman Islands Companies Act or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors or cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the charter documents),or by the sole remaining Director. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

Stockholder/Shareholder Voting

Election of directors need not be by ballot unless the Bylaws so provide.

Subject to the rights of holders of any series of Preferred Stock, special meetings of the stockholders of the Company may be called only by a majority of the total number of authorized Directors, whether or not there exist any vacancies or unfilled seats in previously authorized directorships (the “Whole Board), acting pursuant to a resolution approved by the affirmative vote of a majority of the Whole Board.

Stockholders must comply with certain advance notice procedures to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting.

Except with respect to any action required or permitted to be taken by the holders of Class V Common Stock, voting separately as a class, or pursuant to a certificate of designation by the holders of one or more series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, any action required or permitted to be taken by the holders of stock of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Votes of shareholders shall be decided on a poll.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
Amendments to the Governing Documents

The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to, or repeal the Bylaws.

Except as otherwise provided therein, the Bylaws of the Company may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders, called for such purpose, by the affirmative vote of not less than 66-2/3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

Certain provisions of the Certificate of Incorporation may only be amended, altered, repealed, or rescinded by the affirmative vote of the holders of at least 66-2/3% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

The Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of the shareholders
Authority of the Directors

The directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company; subject, nevertheless, to the provisions of the statutes of Delaware, of the Certificate of Incorporation, and to any Bylaws from time to time made by the stockholders; provided, however, that no Bylaw so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.

The business shall be managed by the Directors who may exercise all the powers of the company.
Liability of Directors

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company with respect to events occurring prior to the time of such repeal or modification.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Amended and Restated Memorandum and Articles of Association provides for indemnification of officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
Indemnification of Directors, Officers, Employees and Others

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever, by reason of the fact that he or she is or was a director or an officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by Delaware law against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith, provided, however, that, except in certain circumstances, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Company Board. An indemnitee shall also have the right to be paid by the Company the expenses(including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the Bylaws.

See “Liability of Directors” above
Exclusive Forum

(a) Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings: (A) any derivative action or proceeding brought on behalf of the Company; (B) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders; (C) any action asserting a claim against the Company or any current or former director or officer or other employee of the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws (including any right, obligation or remedy thereunder); (D) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (F) any action asserting a claim that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over any indispensable parties named as defendants.

No Similar Provision

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association

The foregoing shall not apply to any claims arising under the Exchange Act or the Securities Act; and (b) unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any action that is the subject matter of which is within the scope of the foregoing is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the foregoing (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. If any provision of the Bylaws becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from the Bylaws, and the court will replace such illegal, void or unenforceable provision of the Bylaws with a valid and enforceable provision that most accurately reflects the Company’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of the Bylaws shall be enforceable in accordance with its terms. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of the foregoing.

Business Opportunities

The Company renounces any interest or expectancy that it has in, or right to be offered an opportunity to participate in, any business opportunities that may be a corporate opportunity for its directors or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our employees. Non-employee directors or his or her affiliates have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no

No Similar Provision

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association

duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Company does not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. A business opportunity will not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that (i) the Company is neither financially or legally, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company, (iii) is one in which the Company has no interest or expectancy or (iv) is presented to any account for the benefit of a member of the Board or such member’s affiliate over which such member of the Board has no direct or indirect influence or control, including, but not limited to, a blind trust.

Transactions with Certain Stockholders/Shareholders

The Company has elected not to be subject to provisions Section 203 of the DGCL, which generally prohibits “interested stockholders” (stockholders holding 15% or more of the outstanding stock) from engaging in business combinations with the Company for a period of time unless certain conditions are met.

No Similar Provision

Material U.S. Federal Income Tax Consequences

The following discussion (this “tax disclosure”) sets forth material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of BlueRiver Shares and Public Warrants. The following discussion also summarizes (i) material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of BlueRiver Shares that elect to have their BlueRiver Shares redeemed for cash if the Business Combination is completed, (ii) material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders of BlueRiver Public Warrants in connection with the receipt of Company common stock pursuant to the terms of the Warrant Amendment, and (iii) material U.S. federal income tax consequences for Non-U.S. Holders of owning and disposing of the Company’s common stock or warrants after the Domestication. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein.

For purposes of this discussion, because any Unit is separable at the option of the holder, BlueRiver is treating any Class A ordinary share and one-third of a Public Warrant held by a U.S. Holder in the form of a single Unit as separate instruments and is assuming that the Unit itself will not be treated as an integrated instrument. Accordingly, the separation of a Unit in connection with the consummation of the Business Combination should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. U.S. Holders of BlueRiver Shares and Public Warrants are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination (including any Redemption) with respect to any Class A ordinary shares and Public Warrants held through a Unit of BlueRiver (including alternative characterizations of a Unit).

For purposes of this summary, a “U.S. Holder” means a beneficial owner of BlueRiver Shares or Public Warrants that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of BlueRiver Shares or Public Warrants that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.

This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances or status. In particular, this discussion considers only holders that hold BlueRiver Shares or Public Warrants as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special treatment under U.S. federal income tax law, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        certain expatriates or former long-term residents of the United States;

•        persons that acquired BlueRiver Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•        persons that hold BlueRiver Shares or Public Warrants as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        U.S. persons required to accelerate the recognition of any item of gross income with respect to BlueRiver Shares or Public Warrants as a result of such income being recognized on an applicable financial statement;

•        persons that hold BlueRiver securities and SST securities at, or prior to, the Business Combination; persons who actually or constructively own 5 percent or more of the shares of BlueRiver by vote or value (except as specifically provided below);

•        foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•        the Sponsor or its affiliates.

This discussion does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state or local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of BlueRiver Shares or Public Warrants. Additionally, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold BlueRiver Shares or Public Warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of BlueRiver Shares or Public Warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partner and such partnership. Holders of BlueRiver Shares or Public Warrants are urged to consult with their tax advisors regarding the specific tax consequences to such holders. This discussion also assumes that any distribution made (or deemed made) on BlueRiver Shares or Public Warrants and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of BlueRiver Shares or Public Warrants will be in U.S. dollars. We have not sought, and do not intend to seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax consequences described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF BLUERIVER SHARES AND PUBLIC WARRANTS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE BENEFICIAL OWNERS OF BLUERIVER SHARES AND PUBLIC WARRANTS TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, EXERCISING REDEMPTION RIGHTS, AND OWNING AND DISPOSING OF THE COMPANY’S COMMON STOCK AND WARRANTS AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of BlueRiver Shares

The discussion under this heading “—Tax Consequences of the Domestication to U.S. Holders of BlueRiver Shares” constitutes the opinion of Goodwin Procter LLP, United States tax counsel to BlueRiver, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders of BlueRiver Shares and Public Warrants as a result of the Domestication, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of BlueRiver.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and transferring by way of continuation and domesticating as a corporation incorporated under the laws of the State of Delaware.

The Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as BlueRiver, this result is not entirely clear. It is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

In the case of a transaction, such as the Domestication, that should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, except as otherwise provided in this tax disclosure, including with respect to the PFIC rules and Section 367 of the Code, a U.S. Holder of BlueRiver Shares would not be expected to recognize gain or loss upon the exchange of its BlueRiver Shares solely for Company Shares or exchange of its Public Warrants solely for Company warrants pursuant to the Domestication. The Domestication should be treated for U.S. federal income tax purposes as if BlueRiver (i) transferred all of its assets and liabilities to the Company in exchange for all of the outstanding common stock and warrants of the Company; and then (ii) distributed the common stock and warrants of the Company to the shareholders and warrant holders of BlueRiver in liquidation of BlueRiver.

In the case of a transaction, such as the Domestication, that should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, subject to the PFIC rules discussed below: (i) a U.S. Holder’s tax basis in a share of common stock or a warrant of the Company received in connection with the Domestication should be the same as its tax basis in the BlueRiver Share and Public Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a Company share or warrant received by a U.S. Holder in the Domestication should include such U.S. Holder’s holding period for the BlueRiver Share or Public Warrant surrendered in exchange therefor.

If the Domestication fails to qualify as a reorganization under Section 368 of the Code, a U.S. Holder of BlueRiver Shares would recognize gain or loss with respect to its BlueRiver Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Company Shares received in the Domestication and the U.S. Holder’s adjusted tax basis in its BlueRiver Shares surrendered. The U.S. Holder’s basis in the Company Shares would be equal to the fair market value of that stock on the date of the Domestication and such U.S. Holder’s holding period for the Company Shares would begin on the day following the date of the Domestication. Shareholders who hold different blocks of BlueRiver Shares (generally, shares of BlueRiver purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of BlueRiver Shares. The remainder of this discussion assumes that the Domestication will qualify as a “reorganization.”

Because the Domestication will occur immediately prior to the redemption by U.S. Holders that exercise Redemption Rights with respect to BlueRiver Shares, U.S. Holders exercising such Redemption Rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising Redemption Rights with respect to their BlueRiver Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.

Tax Consequences for U.S. Holders of Public Warrants

Subject to the considerations described below relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to the PFIC rules, a U.S. Holder of Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued Company warrants in the Domestication. A U.S. Holder’s tax basis in a Public Warrant received in the Domestication should be the same as its tax basis in the Public Warrant surrendered in exchange therefore, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below). A U.S. Holder’s holding period for a Public Warrant received in the Domestication should include such U.S. Holder’s holding period for the Public Warrant surrendered in exchange therefor.

PFIC Considerations

Assuming the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, the Domestication may still be a taxable event to U.S. Holders of BlueRiver Shares or Public Warrants under the passive foreign investment company, or PFIC, provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below. Because BlueRiver is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a review of its financial statements, BlueRiver believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2022, and will likely be considered a PFIC for its current taxable year.

Effect of PFIC Rules on the Domestication

Assuming the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC must recognize gain, notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would generally require taxable gain recognition by a Non-Electing Shareholder, as described below, with respect to its exchange of BlueRiver Shares for Company Shares and Public Warrants for Company warrants in the Domestication if BlueRiver were classified as a PFIC at any time during such U.S. Holder’s holding period therefor. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed below under the section entitled “— Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) of the Code should not apply to an Electing Shareholder with respect to its BlueRiver Shares for which a timely QEF election, QEF election with a purging election, or MTM election is made, as each such election is described below. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. BlueRiver will not be eligible for the “start-up exception.” BlueRiver does not believe it will qualify for the “start-up exception.”

If BlueRiver is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of BlueRiver Shares or Public Warrants and, solely with respect to the BlueRiver Shares, the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for BlueRiver’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) BlueRiver Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are discussed further below, such U.S. Holder is expected to be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its BlueRiver Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the BlueRiver Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the BlueRiver Shares.

Under these rules, the U.S. Holder’s gain or excess distribution is expected to be allocated ratably over the U.S. Holder’s holding period for the BlueRiver Shares or Public Warrants. The amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of BlueRiver’s first taxable year in which it qualified as a PFIC, is expected to be taxed as ordinary income. The amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period is expected to be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax is expected to be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of the U.S. Holder. Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the section entitled “— Effects of Section 367(b) to U.S. Holders of BlueRiver Shares”) is expected to be treated as gain subject to these rules.

In general, if BlueRiver is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its BlueRiver Shares (but not Public Warrants) by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of BlueRiver Shares will depend on whether the U.S. Holder has made a timely and effective election to treat BlueRiver as a qualified electing fund, or QEF, under Section 1295 of the Code, for BlueRiver’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) BlueRiver Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as discussed below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder of a PFIC that is not an Electing Shareholder is hereinafter referred to as a “Non-Electing Shareholder.”

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

A U.S. Holder’s ability to make a QEF election with respect to its BlueRiver Shares is contingent upon, among other things, the provision by BlueRiver of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon written request, BlueRiver will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that BlueRiver will timely provide such information that is required to make and maintain the QEF election. A U.S. Holder is not able to make a QEF election with respect to Public Warrants. An Electing Shareholder making a valid and timely QEF election generally is not expected to be subject to the adverse PFIC rules discussed above with respect to their BlueRiver Shares. As a result, such a U.S. Holder is not expected to recognize gain or loss as a result of the Domestication except to the extent described under the section entitled “— Effects of Section 367(b) to U.S. Holders of BlueRiver Shares” and subject to the discussion above under the section entitled “— Tax Consequences of the Domestication to U.S. Holders of BlueRiver Shares,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of BlueRiver, whether or not such amounts are actually distributed.

As indicated above, if a U.S. Holder of BlueRiver Shares has not made a timely and effective QEF election with respect to BlueRiver’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) BlueRiver Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its BlueRiver Shares for their fair market value on the “qualification date.” The qualification date is the first day of BlueRiver’s tax year in which BlueRiver qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held BlueRiver Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder is expected to increase the adjusted tax basis in its BlueRiver Shares by the amount of the gain recognized and also is expected to have a new holding period in the BlueRiver Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) BlueRiver Shares and for which BlueRiver is determined to be a PFIC, such holder is not expected to be subject to the PFIC rules described above in respect to its BlueRiver Shares. Instead, the U.S. Holder is expected to include as ordinary income each year the excess, if any, of the fair market value of its BlueRiver Shares at the end of its taxable year over the adjusted basis in its BlueRiver Shares. The U.S. Holder is also expected to be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its BlueRiver Shares over the fair market value of its BlueRiver Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its BlueRiver Shares is expected to be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the BlueRiver Shares will be treated as ordinary income. Shareholders who hold different blocks of BlueRiver Shares (generally, shares of BlueRiver purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE American, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the BlueRiver Shares are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders are not expected to be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the MTM election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules are expected to apply to certain dispositions of, distributions on and other amounts taxable with respect to BlueRiver Shares. An MTM election is not available with respect to Public Warrants. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of an MTM election in respect to BlueRiver Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of BlueRiver Shares is urged to consult its tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of BlueRiver Shares

In addition to the PFIC rules discussed above, Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Section 367 of the Code imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will apply to U.S. Holders of BlueRiver Shares on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption by U.S. Holders that exercise Redemption Rights with respect to BlueRiver Shares, U.S. Holders exercising such Redemption Rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication.

A.      U.S. Holders Who Own More Than 10 Percent of the Voting Power or Value of BlueRiver

A U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of BlueRiver Shares entitled to vote or 10% or more of the total value of all classes of BlueRiver Shares (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the BlueRiver Shares it directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power of all classes of BlueRiver Shares or 10% or more of the total value of all classes of BlueRiver Shares. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of BlueRiver Shares entitled to vote or 10% or more of the total value of all classes of BlueRiver Shares and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its BlueRiver Shares is the net positive earnings and profits of BlueRiver attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

BlueRiver does not expect to have significant cumulative net earnings and profits on the date of the Domestication. If BlueRiver does not have positive cumulative net earnings and profits through the date of the Domestication, then a 10% U.S. Shareholder is not expected to be required to include in gross income an “all earnings and profits amount” with respect to its BlueRiver Shares. However, the determination of earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of BlueRiver’s cumulative net earnings and profits could be positive through the date of the Domestication in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulation Section 1.367(b)-2 as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Such U.S. Holders that are corporate shareholders should consult their tax advisors as to the applicability of the Section 245 of the Code in their particular circumstances.

B.      U.S. Holders Whose BlueRiver Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10 Percent of the Voting Power of BlueRiver and Less than 10 Percent of the Total Value of BlueRiver

A U.S. Holder whose BlueRiver Shares have a fair market value of $50,000 or more on the date of Domestication but who beneficially owns (directly, indirectly or constructively) less than 10% of the total combined voting power of all classes of BlueRiver Shares entitled to vote and less than 10% of the total value of all classes of BlueRiver Shares will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder must recognize gain (but not loss) with respect to Company Shares received in the Domestication in an amount equal to the excess of the fair market value of the Company Shares received over the U.S. Holder’s adjusted tax basis in the BlueRiver Shares deemed surrendered in the Domestication. Shareholders who hold different blocks of BlueRiver Shares (generally, shares of BlueRiver purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its BlueRiver Shares under Section 367(b) of the Code. There are, however, a number of specific conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange;

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from BlueRiver establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s BlueRiver Shares, and (B) a representation that the U.S. Holder has notified BlueRiver (or the Company) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to BlueRiver or the Company no later than the date such tax return is filed. In connection with this election, BlueRiver may in its discretion provide each U.S. Holder eligible to make such an election with information regarding BlueRiver’s earnings and profits upon written request.

As noted above, if it were determined that BlueRiver has positive cumulative earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its BlueRiver Shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C.     U.S. Holders Whose BlueRiver Shares Have a Fair Market Value of Less Than $50,000 and Who Own Less Than 10 Percent of the Voting Power of BlueRiver and Less than 10 Percent of the Total Value of BlueRiver.

A U.S. Holder whose BlueRiver Shares have a fair market value of less than $50,000 on the date of Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of BlueRiver Shares entitled to vote and less than 10% of the total value of all classes of BlueRiver Shares, is not expected to be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and is not expected to be required to include any part of the “all earnings and profits amount” in income.

Tax Consequences for U.S. Holders of Public Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described above relating to the PFIC rules, a U.S. Holder of Public Warrants is not expected to be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued Company warrants in the Domestication.

All U.S. Holders of BlueRiver Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights

This section is addressed to U.S. Holders of BlueRiver Shares (which will be exchanged for Company shares in the Domestication) that elect to exercise Redemption Rights to receive cash in exchange for BlueRiver Shares and is subject in its entirety to the discussion of the Domestication, the “passive foreign investment company” or “PFIC” rules and Section 367 of the Code as discussed above under the section entitled “— Material U.S. Federal Income Tax Consequences.” For purposes of this discussion, a “Converting U.S. Holder” is a U.S. Holder that elects to exercise Redemption Rights in respect of all or a portion of its BlueRiver Shares.

The U.S. federal income tax consequences to a U.S. Holder of BlueRiver Shares (which will be exchanged for Company shares in the Domestication) that exercises Redemption Rights to receive cash in exchange for all or a portion of its BlueRiver Shares will depend on whether the redemption qualifies as a sale of Company shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the Converting U.S. Holder. If the redemption qualifies as a sale of such U.S. Holder’s Company shares redeemed, such U.S. Holder will recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in Company shares redeemed. A U.S. Holder’s adjusted tax basis in its BlueRiver Shares will generally be equal to the cost of such BlueRiver Shares. This gain or loss should generally be long-term capital gain or loss if the holding period of such BlueRiver Shares is more than one year at the time of the redemption. However, it is possible that because of the Redemption Rights associated with the BlueRiver Shares, the holding period of such shares may not be considered to begin until the date of such redemption (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of BlueRiver Shares (generally, shares of BlueRiver purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them.

The redemption of Company shares geneIally will qualify as a sale of the Company shares redeemed if such redemption (i) is “substantially disproportionate,” (ii) results in a “complete termination” of such U.S. Holder’s interest in the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the Converting U.S. Holder. For purposes of such tests with respect to a Converting U.S. Holder, that Converting U.S. Holder may be deemed to own not only shares actually owned, but also constructively owned, which in some cases may include shares such holder may acquire pursuant to options (generally including Company warrants received in respect of Public Warrants in the Domestication) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the redemption will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding voting shares (including all classes that carry voting rights) of the Company is reduced immediately after the redemption to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the redemption; (ii) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding Company shares (both voting and nonvoting) immediately after the redemption is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of the Company entitled to vote. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the Company shares actually and constructively owned by such U.S. Holder are redeemed or (ii) all of the Company shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the Company shares owned by certain family members and such U.S. Holder does not constructively own any other Company shares and otherwise complies with specific conditions. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. However, the redemption generally must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of the Company. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. If the shareholder’s relative interest in the corporation is a small minority interest and the shareholder exercises no control over corporate affairs, taking into account the effect of Redemptions by other shareholders, and its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder may be regarded as having a meaningful reduction in its interest pursuant to a published ruling in which the IRS indicated that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder is urged to consult with its tax advisors as to the tax consequences to it of any Redemption of its Company shares.

If none of the tests described above applies and subject to the PFIC rules discussed above, the consideration paid to the Converting U.S. Holder will generally be treated as dividend income for U.S. federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits. Any distribution in excess of such earnings and profits will reduce the Converting U.S. Holder’s basis in the Company shares (but not below zero) and any remaining excess will be treated as capital gain realized on the sale or other disposition of the Company shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the Company shares redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Company shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Company warrants or possibly in other Company shares constructively owned by such U.S. Holder. Shareholders who hold different blocks of BlueRiver Shares (generally, shares of BlueRiver or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them.

Because the Domestication will occur immediately prior to the redemption by U.S. Holders that exercise Redemption Rights, U.S. Holders exercising Redemption Rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR COMPANY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Tax Consequences of the Warrant Amendment to U.S. Holders of BlueRiver Warrants

It is expected that, for U.S. federal income tax purposes, the Warrant Amendment should be treated as a tax-free “recapitalization” pursuant to Section 368(a)(1)(E) of the Code. As a result of such treatment, (i) U.S. Holders of Company warrants should not recognize gain or loss for U.S. federal income tax purposes in connection the Warrant Amendment (ii) the aggregate tax basis of the BlueRiver Shares received by a U.S. Holder after the Warrant Amendment should equal the U.S. Holder’s aggregate tax basis in the Company warrants prior to the Warrant Amendment, and (iii) the holding period for the BlueRiver Shares received by a U.S. Holder after the Warrant Amendment should include such U.S. Holder’s holding period for the Company warrants prior to the Warrant Amendment.

Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of an exchange of Company warrants for BlueRiver Shares, there can be no assurance in this regard, and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. Holders to recognize taxable income on the exchange of Company warrants for BlueRiver Shares. For example, if the IRS or a court were to view the exchange as the issuance of the BlueRiver Shares to an exchanging holder having a value in excess of the Company warrants surrendered by such holder, such excess value could be viewed as a constructive dividend or a fee received in consideration for consenting to the Warrant Amendment (which dividend or fee may be taxable as ordinary income). Alternatively, if the exchange of Company warrants for BlueRiver Shares were not treated as a recapitalization for U.S. federal income tax purposes, exchanging U.S. Holders may be subject to taxation in a manner analogous to the rules applicable to distributions on, or dispositions of, BlueRiver Shares described below under “U.S. Holders — Distribution on BlueRiver Shares” and “U.S. Holders — Sale, Exchange or Other Disposition of BlueRiver Shares and Public Warrants.”

Distributions on BlueRiver Shares

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to BlueRiver Shares, to the extent the distribution is paid out of BlueRiver’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its BlueRiver Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the BlueRiver Shares and will be treated as described under the section entitled “— Sale, Exchange or Other Disposition of BlueRiver Shares and Public Warrants” below.

Dividends that BlueRiver pays to a U.S. Holder that is a taxable corporation generally are expected to qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that BlueRiver pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to BlueRiver Shares may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of BlueRiver Shares and Public Warrants

Upon a sale or other taxable disposition of BlueRiver Shares or Public Warrants which, in general, would include a redemption of BlueRiver Shares or Public Warrants that is treated as a sale of such securities as described above and below, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the BlueRiver Shares or Public Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its BlueRiver Shares or Public Warrants so disposed of. See “— Tax Consequences of the Domestication to U.S. Holders of BlueRiver Shares” above for discussion of a U.S. Holder’s adjusted tax basis in its BlueRiver Shares and/or Public Warrants following the Domestication. See “— Exercise, Lapse or Redemption of BlueRiver Public Warrants” below for a discussion regarding a U.S. Holder’s tax basis in BlueRiver Shares acquired pursuant to the exercise of a BlueRiver Public Warrant.

Exercise, Lapse or Redemption of BlueRiver Public Warrants

Except as discussed below with respect to the cashless exercise of a BlueRiver Public Warrant, a U.S. Holder will not recognize taxable gain or loss as a result of the acquisition of BlueRiver Shares upon exercise of a BlueRiver Public Warrant for cash. The U.S. Holder’s tax basis in the BlueRiver Share received upon exercise of the BlueRiver Public Warrant will be an amount equal to the sum of the U.S. Holder’s tax basis in the BlueRiver Public Warrant, and the exercise price of such BlueRiver Public Warrant. It is unclear whether a U.S. Holder’s holding period for the BlueRiver Shares received upon exercise of the BlueRiver Public Warrant will commence on the date of exercise of the BlueRiver Public Warrant or the day following the date of exercise of the BlueRiver Public Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the BlueRiver Public Warrant. If a BlueRiver Public Warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss equal to such U.S. Holder’s tax basis in the BlueRiver Public Warrant. See “— Tax Consequences for U.S. Holders of Public Warrants” above for a discussion of a U.S. Holder’s adjusted tax basis in its BlueRiver Public Warrants following the Domestication.

The tax consequences of a cashless exercise of a BlueRiver Public Warrant are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the BlueRiver Shares received generally should equal the U.S. Holder’s tax basis in the BlueRiver Public Warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the BlueRiver Shares would be treated as commencing on the date of exercise of the BlueRiver Public Warrant or the day following the date of exercise of the BlueRiver Public Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the BlueRiver Shares received would include the holding period of the BlueRiver Public Warrants.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of BlueRiver Public Warrants having a value equal to the exercise price for the total number of BlueRiver Public Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the BlueRiver Public Warrants deemed surrendered and the U.S. Holder’s tax basis in the BlueRiver Public Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the BlueRiver Shares received would equal the sum of the U.S. Holder’s tax basis in the BlueRiver Public Warrants exercised, and the exercise price of such BlueRiver Public Warrants. It is unclear whether a U.S. Holder’s holding period for the BlueRiver Shares would commence on the date of exercise of the BlueRiver Public Warrant or the day following the date of exercise of the BlueRiver Public Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the BlueRiver Public Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the BlueRiver Shares received, there can be no assurance as to which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

The U.S. federal income tax consequences of an exercise of a BlueRiver Public Warrant occurring after BlueRiver’s giving notice of an intention to redeem the BlueRiver Public Warrants described in the section entitled “Description of the Company’s Securities — Warrants” are unclear under current law. In the case of a cashless exercise, the exercise may be treated either as if BlueRiver redeemed such BlueRiver Public Warrant for BlueRiver Shares or as an exercise of the BlueRiver Public Warrant. If the cashless exercise of BlueRiver Public Warrants for BlueRiver Shares is treated as a redemption, then such redemption should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s tax basis in the BlueRiver Shares received should equal the U.S. Holder’s tax basis in the BlueRiver Public Warrants and the holding period of the BlueRiver Shares should include the holding period of the BlueRiver Public Warrants. Alternatively, if the cashless exercise of a BlueRiver Public Warrant is treated as such, the U.S. federal income tax consequences generally should be as described above in the second and third paragraphs under the heading “— Exercise, Lapse or Redemption of BlueRiver Public Warrants.” In the case of an exercise of a BlueRiver Public Warrant for cash, the U.S. federal income tax treatment generally should be as described above in the first paragraph under the heading “— Exercise, Lapse or Redemption of BlueRiver Public Warrants.” Due to the lack of clarity under current law regarding the treatment described in this paragraph, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a BlueRiver Public Warrant occurring after BlueRiver’s giving notice of an intention to redeem the BlueRiver Public Warrant as described above.

If BlueRiver redeems BlueRiver Public Warrants for cash or if BlueRiver purchases BlueRiver Public Warrants in an open market transaction, such redemption or purchase will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “— Sale, Exchange or Other Disposition of BlueRiver Shares and Public Warrants.”

Possible Constructive Distributions.

The terms of each BlueRiver Public Warrant provide for an adjustment to the exercise price of the BlueRiver Public Warrant or an increase in the BlueRiver Shares issuable on exercise in certain circumstances discussed in “Description of the Company’s Securities — Warrants.” An adjustment which has the effect of preventing dilution is not taxable. The U.S. Holders of the BlueRiver Public Warrants would, however, be treated as receiving a constructive distribution from BlueRiver if, for example, the adjustment increases the U.S. Holder’s proportionate interest in BlueRiver’s assets or earnings and profits (e.g., through a decrease to the exercise price or an increase in the number of BlueRiver Shares that would be obtained upon exercise) as a result of a distribution of cash or other property to the U.S. Holders of BlueRiver Shares which is taxable to them as described under the section entitled “— Distributions on BlueRiver Shares” above. For example, U.S. Holders of BlueRiver Public Warrants would be treated as receiving a constructive distribution from BlueRiver where the exercise price of the BlueRiver Public Warrants is reduced in connection with the payment of certain dividends as described in “Description of the Company’s Securities — Warrants.” Such constructive distribution received by a U.S. Holder would be subject to U.S. federal income tax in the same manner as if the U.S. Holders of the BlueRiver Public Warrant received a cash distribution from BlueRiver equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to BlueRiver Public Warrants are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences of any such constructive distribution with respect to a BlueRiver Public Warrant.

Non-U.S. Holders

Tax Consequences of the Warrant Amendment to Non-U.S. Holders of BlueRiver Warrants

A Non-U.S. Holder’s exchange of Company warrants for BlueRiver Shares pursuant to terms of the Warrant Amendment should generally have the same tax consequences as described above for U.S. Holders under “U.S. Holders — Tax Consequences of the Warrant Amendment to U.S. Holders of BlueRiver Warrants.”

Alternatively, if the exchange of Company warrants for shares of Surviving Pubco Class A Common Stock were not treated as a recapitalization for U.S. federal income tax purposes, exchanging Non-U.S. Holders may be subject to taxation in a manner analogous to the rules applicable to distributions on, or dispositions of, BlueRiver Shares described below under “Non-U.S. Holders — Tax Consequences for Non-U.S. Holders of Owning and Disposing of the Company’s Common Stock.”

Tax Consequences for Non-U.S. Holders of Owning and Disposing of the Company’s Common Stock

Distributions on Company Shares

Distributions of cash or property to a Non-U.S. Holder in respect of Company Shares received in the Domestication will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the Company Shares. Any remaining excess will be treated as capital gain and will be treated as described below under the section entitled “— Sale, Exchange or Other Disposition of BlueRiver Shares and Public Warrants.”

Dividends paid to a Non-U.S. Holder of Company Shares will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Company Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Company Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Company Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Sale, Exchange or Other Disposition of BlueRiver Shares and Public Warrants

A non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of BlueRiver Shares or Public Warrants unless:

(i)     such non-U.S. Holder is an individual who was present in the United States for a period or periods aggregating 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)    the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)   BlueRiver is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) the BlueRiver Shares are not considered to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period more than 5% of outstanding BlueRiver Shares.

If paragraph (iii) above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale exchange or other disposition of BlueRiver Shares or Public Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such BlueRiver Shares or Public Warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. BlueRiver will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect BlueRiver to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual and in nature and subject to change, and no assurance can be provided as to whether BlueRiver will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights

This section is addressed to Non-U.S. Holders of BlueRiver Shares that elect to exercise Redemption Rights to receive cash in exchange for all or a portion of their BlueRiver Shares. For purposes of this discussion, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that elects to exercise Redemption Rights in respect of all or a portion of its BlueRiver Shares.

Because the Domestication will occur immediately prior to the redemption of Non-U.S. Holders that exercise Redemption Rights with respect to BlueRiver Shares, the U.S. federal income tax consequences to a Converting Non-U.S. Holder will depend on whether the redemption qualifies as a sale of the Company shares redeemed, as described above under the section entitled “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” If such a redemption qualifies as a sale of Company shares, the U.S. federal income tax consequences to the Converting Non-U.S. Holder will be as described above under the section entitled “— Gain on Disposition of Company Shares.” If such a redemption does not qualify as a sale of Company shares, the Converting Non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under the section entitled “— Distributions on Company Shares.”

Converting Non-U.S. Holders of BlueRiver Shares considering exercising their Redemption Rights are urged to consult their tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

Exercise, Lapse or Redemption of BlueRiver Public Warrants

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a BlueRiver Public Warrant, or the lapse of a BlueRiver Public Warrant held by a non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. Holder, as described above under the section entitled “— U.S. Holders — Exercise, Lapse or Redemption of BlueRiver Public Warrants,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under the section entitled “— Sale, Exchange or Other Disposition of BlueRiver Shares and Public Warrants.” If BlueRiver redeems BlueRiver Public Warrants for cash or if it purchases BlueRiver Public Warrants in an open market transaction, such redemption or purchase will be treated as a disposition to the non-U.S. Holder, the consequences of which would be similar to those described above under the section entitled “— Sale, Exchange or Other Disposition of BlueRiver Shares and Public Warrants.”

Possible Constructive Distributions.

The terms of each BlueRiver Public Warrant provide for an adjustment to the exercise price of the BlueRiver Public Warrant or an increase in the BlueRiver Shares issuable on exercise in certain circumstances discussed in “Description of the Company’s Securities — Warrants.” As described above under the section entitled “— U.S. Holders — Possible Constructive Distributions,” certain adjustments with respect to the BlueRiver Public Warrants can give rise to a constructive distribution. Any constructive distribution received by a non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such non-U.S. holder received a cash distribution from BlueRiver equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a non-U.S. Holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the non-U.S. holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to BlueRiver Public Warrants are complex, and non-U.S. Holders are urged to consult their tax advisors on the tax consequences of any such constructive distribution with respect to a BlueRiver Public Warrant.

Information Reporting and Backup Withholding

The Company generally must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale of Company Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including Company Shares and Company warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Company Shares and Company warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, Company Shares and Company warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of Company shares. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including Company shares or Company warrants), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders are urged to consult their tax advisors regarding the possible implications of FATCA on their investment in Company Shares and Company warrants.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of BlueRiver. There will be no accounting effect or change in the carrying amount of the assets and liabilities of BlueRiver as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of BlueRiver immediately following the Domestication will be the same as those immediately prior to the Domestication.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that BlueRiver Acquisition Corp. be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of BlueRiver Acquisition Corp. and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of BlueRiver Acquisition Corp. in the State of Delaware as a corporation, governed by the Certificate of Incorporation attached as Annex B and Bylaws attached as Annex D to the proxy statement/ prospectus in respect of the Shareholders Meeting of the Company, with the laws of the State of Delaware, the name of the Company be changed from “BlueRiver Acquisition Corp.” to “Spinal Stabilization Technologies, Inc.”

Vote Required for Approval with Respect to the Domestication Proposal

The approval of the Domestication Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds, as of the Record Date, of the BlueRiver Ordinary Shares that are present and vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by BlueRiver’s shareholders.

Recommendation of the BlueRiver Board with Respect to the Domestication Proposal

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.

PROPOSAL 3: THE ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

BlueRiver’s shareholders are asked to consider and vote upon, on a non-binding advisory basis, four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are not conditioned on the approval of any other proposal.

In the judgment of the BlueRiver Board, these provisions are necessary to adequately address the needs of BlueRiver and its stockholders following the consummation of the Business Combination and the Domestication. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, BlueRiver intends that the Certificate of Incorporation in the form set forth on Annex B will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Charter Proposal.

The Proposed Organizational Documents differ materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between our Amended and Restated Memorandum and Articles of Association and the proposed Certificate of Incorporation and Bylaws for the Company. This summary is qualified by reference to the complete text of the Existing Organizational Documents of BlueRiver, attached to this proxy statement/prospectus as Annex B, the complete text of the proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex C, and the complete text of the proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by the Cayman Islands law and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the section entitled “Proposal 2B: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication,” “Proposal 2B: The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication” and “Proposal 5: The Charter Proposal.”

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal 3A)	The Existing Organizational Documents authorize 221,000,000 shares, consisting of 200,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares and 1,000,000 preference shares.	The Proposed Organizational Documents authorize shares, consisting of 250,000,000 shares of Class A common stock, 24,000,000 shares of Class V Common Stock and 10,000,000 shares of Preferred Stock.

	See paragraph 5 of our Existing Organizational Documents.	See Article IV of the Certificate of Incorporation.

Authorize the Company to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal 3B)

The Existing Organizational Documents authorize the issuance of 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

The Proposed Organizational Documents authorize the Company Board to make issuances of all or any shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL.

	Existing Organizational Documents	Proposed Organizational Documents
	See Article 3.1 of our Existing Organizational Documents	See Article IV.2. of the Certificate of Incorporation.

Exclusive Forum (Organizational Documents Proposal 3C)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.

The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action under the Exchange Act or the Securities Act.

See Article V. Section 8 of the Bylaws.

Corporate Name (Organizational Documents Proposal 3D)	The Existing Organizational Documents provide the name of the company is “BlueRiver Acquisition Corp.”	The Proposed Organizational Documents will provide that the name of the Company will be “Spinal Stabilization Technologies, Inc.”

	See paragraph 1 of our Existing Organizational Documents.	See Article I of the Certificate of Incorporation

Perpetual Existence (Organizational Documents Proposal 3D)	Exempted Companies are generally incorporated with perpetual existence.

The Proposed Organizational Documents do not include the requirement to dissolve the Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination.

Takeovers by Interested Stockholders (Organizational Documents Proposal 3D)	The Existing Organizational Documents do not provide restrictions on takeovers of BlueRiver by a related shareholder following a business combination.	The Proposed Organizational Documents will have the Company elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders.

See Article X.1. of the Certificate of Incorporation

Waiver of Corporate Opportunities (Organizational Documents Proposal 3D)	The Existing Organizational Documents do not provide an explicit waiver of corporate opportunities for BlueRiver or its directors.	The Proposed Organizational Documents will explicitly waive corporate opportunities for the non-employee directors of the Company.

See Article X.2. of the Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal 3D)

The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

See Article 49 of our Existing Organizational Documents.

The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

Resolution to be Voted Upon

The full text of the resolution to be passed in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents is as follows:

“RESOLVED, as a non-binding advisory resolution, that the proposed Certificate of Incorporation and proposed Bylaws (copies of which are attached to the proxy statement/prospectus in respect of the Shareholders Meeting as Annex B and Annex D, respectively), will be approved and adopted with such principal changes as described in Organizational Documents Proposals 3A-D.”

Vote Required for Approval with Respect to the Organizational Documents Proposals

The approval of the Organizational Documents proposals will require the affirmative vote of holders of the majority of the BlueRiver Ordinary Shares, represented in person or by proxy and entitled to vote at the Shareholders Meeting. Accordingly, a BlueRiver shareholder’s failure to vote by proxy or to vote in person, as well as an abstention from voting and a broker non-vote with regard to the Organizational Documents Proposals will have no effect on the governance Organizational Documents Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Organizational Documents Proposal.

As discussed above, a vote to approve the Organizational Documents Proposals is an advisory vote, and therefore, is not binding on BlueRiver or its Board. Accordingly, regardless of the outcome of the non-binding advisory vote, BlueRiver intends that each of the proposed Certificate of Incorporation and Bylaws of the Company, in the form set forth on Annex B and Annex D of the proxy statement and prospectus, respectively, and containing the provisions noted above, will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Charter Proposal.

If any of the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Charter Proposal, or the NYSE American Proposal fails to receive the required shareholder approval, the Business Combination will not be completed. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

Recommendation of the BlueRiver Board with Respect to the Organizational Documents Proposals

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT THE BLUERIVER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3A — APPROVAL OF AUTHORIZATION OF
CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal 3A — An amendment to change the authorized capital stock of BlueRiver from (i) 200,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares and 1,000,000 preference shares of BlueRiver to (ii) 250,000,000 shares of the Class A common stock, 24,000,000 shares of Class V Common Stock and 10,000,000 shares of Preferred Stock of Surviving Pubco.

As of the date of this proxy statement/prospectus, there are [•] ordinary shares issued and outstanding, which includes an aggregate of 7,187,500 Class B ordinary shares held by the Sponsor and BlueRiver’s independent directors and officers. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 9,849,937 Warrants to acquire ordinary shares, which comprise the 266,667 Private Placement Warrants held by Sponsor and the 9,583,270 Public Warrants.

In connection with the Business Combination, at the Closing, Surviving Pubco will issue shares of Class V Common Stock to the SST Holders. For further details, see “Proposal 1: The Business Combination Proposal — The Merger Agreement — Business Combination Consideration.”

In order to ensure that the Company has sufficient authorized capital for future issuances, including for any Class V Common Stock held by the SST Holders which, together with an equal number of Surviving Company Class A Membership Units, will be exchanged for Class A common stock pursuant to the Second Amended and Restated Limited Liability Company Agreement, our board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of the Company change the authorized capital stock of BlueRiver from (i) 200,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares and 1,000,000 preference shares of BlueRiver to (ii) 250,000,000 shares of Class A common stock of the Company, 24,000,000 shares of Class V Common Stock of the Company and 10,000,000 shares of Preferred Stock of the Company.

This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex B and Annex D, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of the Company that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Recommendation of the BlueRiver Board

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT BLUERIVER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3A.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF THE COMPANY AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal 3B — An amendment to authorize the Company Board to make issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL.

Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 3B, which is, in the judgment of our board of directors, necessary to adequately address the needs of the Company after the Business Combination.

Under Organizational Documents Proposal 3A, there will be 10,000,000 authorized shares of Preferred Stock of the Company. Organizational Documents Proposal 3B will allow for issuance of any or all of these shares of Preferred Stock from time to time at the discretion of the Company Board, as may be permitted by the DGCL, and without further stockholder action, except as it relates to any certificate of designation of any series of Preferred Stock. The shares of Preferred Stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex B and Annex D, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued Preferred Stock may enable the Company Board to render it more difficult or to discourage an attempt to obtain control of the Company and thereby protect continuity of or entrench its management, which may adversely affect the market price of the Class A common stock. If, in the due exercise of its fiduciary obligations, for example, the Company Board was to determine that a takeover proposal was not in the best interests of the Company, such Preferred Stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Company Board to issue the authorized Preferred Stock on its own volition will enable the Company to have the flexibility to issue such Preferred Stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. The Company currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Recommendation of the BlueRiver Board

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT BLUERIVER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3B.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3C — APPROVAL OF
DELAWARE AS EXCLUSIVE FORUM

Overview

Organizational Documents Proposal 3C — An amendment to adopt Delaware as the exclusive forum for certain stockholder litigation.

Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 3C, which is, in the judgment of our board of directors, necessary to adequately address the needs of the Company after the Business Combination.

The proposed Bylaws provide that, (a) unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the U.S. federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings:

•        any derivative action or proceeding brought on behalf of the Company;

•        any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders;

•        any action asserting a claim against the Company or any current or former director or officer or other employee of the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws (including any right, obligation or remedy thereunder);

•        any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws;

•        any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or

•        any action asserting a claim that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over any indispensable parties named as defendants. The foregoing shall not apply to any claims arising under the Exchange Act or the Securities Act; and

•        the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act.

If any action that is the subject matter of which is within the scope of the foregoing is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the foregoing (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

If any provision of the Bylaws becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from the Bylaws, and the court will replace such illegal, void or unenforceable provision of the Bylaws with a valid and enforceable provision that most accurately reflects the Company’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of the Bylaws shall be enforceable in accordance with its terms.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of the foregoing.

This summary is qualified by reference to the complete text of the proposed Bylaws of the Company, a copy of which are attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the proposed Bylaws in its entirety for a more complete description of its terms.

Reasons for the Amendments

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist the Company in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and perceived level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The BlueRiver Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, the Company will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

Adopting U.S. federal district courts as the exclusive forum for resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act is intended to assist the Company in resolving such disputes in a consistent manner with greater uniformity of procedures and precedents. The ability to require such claims to be brought within a single judicial system will help to assure consistent consideration of the issues, encourage consistent application of a relatively known body of case law and perceived level of expertise. The BlueRiver Board believes that the U.S. federal district courts are best suited to address disputed involving actions arising under the Exchange Act and the Securities Act given that the Securities Act given that such laws have been enacted by the federal government. This provides stockholders and the post-combination company with more predictability regarding the outcome of disputes arising under the Exchange Act and the Securities Act.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Recommendation of the BlueRiver Board of Directors

THE BLUERIVER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLUERIVER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3C.

ORGANIZATIONAL DOCUMENTS PROPOSAL 3D — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal 3D — An amendment to authorize all other changes in connection with the replacement of the Existing Organizational Documents with the Certificate of Incorporation and Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex B and Annex D, respectively), including

•        changing the corporate name from “BlueRiver Acquisition Corp.” to “Spinal Stabilization Technologies, Inc.” (which will occur as part of the Domestication in connection with the Business Combination),

•        making the Company’s corporate existence perpetual,

•        electing to not be governed by Section 203 of the DGCL,

•        granting an explicit waiver regarding corporate opportunities to the non-employee directors of the Company, and

•        removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the BlueRiver Board believes are necessary to adequately address the needs of the Company after the Business Combination.

Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 3D, which is, in the judgment of the BlueRiver Board, necessary to adequately address the needs of the Company after the Business Combination.

The Proposed Organizational Documents will provide that the name of the corporation will be “Spinal Stabilization Technologies, Inc.” However, this name change will occur in connection with the Business Combination and as part of the Domestication and associated adoption of the Proposed Organizational Documents. In addition, the Proposed Organizational Documents will make the Company’s corporate existence perpetual.

The proposed Certificate of Incorporation of the Company explicitly “opts out” of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the board of directors. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203, unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders.

The Proposed Organizational Documents will also provide an explicit waiver of corporate opportunities to the non-employee directors of the Company.

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the Trust Account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Organizational Documents) because following the consummation of the Business Combination, the Company will not be a blank check company.

Adoption of each of the Organizational Documents Proposals, assuming approval of each of the Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of BlueRiver’s Existing Organizational Documents with the Company’s Proposed Organizational Documents. While certain material changes between the Existing Organizational Documents and the Proposed Organizational Documents have been unbundled into distinct Organizational Documents Proposals or otherwise identified in this Organizational

Documents Proposal 3D, there are other differences between the Existing and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if we adopt this Organizational Documents Proposal 3D. Accordingly, we encourage shareholders to carefully review the terms of the proposed Certificate of Incorporation and proposed Bylaws of the Company, attached hereto as Annex B and Annex D, respectively, as well as the information set under the section entitled “Proposal 2B: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication.”

Reasons for the Amendments

Corporate Name

The BlueRiver Board believes that changing the post-business combination corporate name from “BlueRiver Acquisition Corp.” to “Spinal Stabilization Technologies, Inc.” is desirable to reflect the Business Combination with SST and to clearly identify Spinal Stabilization Technologies, Inc. as the publicly traded entity.

Perpetual Existence

The BlueRiver Board believes that making the Company’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the BlueRiver Board believes that it is the most appropriate period for the Company following the Business Combination.

Takeovers by Interested Stockholders

The Proposed Organizational Documents explicitly “opt out” of Section 203 of the DGCL. The BlueRiver Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of the Company without paying a fair premium to all stockholders. Thus, the BlueRiver Board has determined that the provisions opting out of Section 203 included in Certificate of Incorporation are in the best interests of the post-combination company.

Waiver of Corporate Opportunities

The BlueRiver Board believes that granting this waiver is essential to our ability to retain and attract qualified directors. We expect that qualified directors would likely engage in business activities outside of the Company and would anticipate that such outside experience would be beneficial to any such director’s board service for and management of the Company. The BlueRiver Board believes that without such a waiver, qualified directors could be dissuaded from serving on the Company Board if they are concerned that their directorship could foreclose them from, or expose them to potential liability for, pursuing commercial opportunities in their individual capacity (including in connection with other entities unrelated to the Company and its affiliates). The BlueRiver Board believes that the corporate opportunity waiver included in the Proposed Organizational Documents provides a clear delineation between what constitutes a corporate opportunity for the Company and what constitutes a commercial opportunity that a director may otherwise pursue in his or her individual capacity, and that such clarity will enable the Company to attract and retain qualified directors.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve the Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the BlueRiver Board believes it is the most appropriate period for the Company following the Business Combination. In addition, certain other provisions in our current certificate require that proceeds from the BlueRiver’s initial public offering be held in the Trust Account until a business combination or liquidation of BlueRiver has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Recommendation of the BlueRiver Board

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT BLUERIVER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 3D.

PROPOSAL 4 — THE EQUITY INCENTIVE PLAN PROPOSAL

We are seeking shareholder approval for the SST, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan is being adopted in connection with the Business Combination and will become effective immediately prior to the Closing subject to approval by BlueRiver shareholders. The Surviving Company will cease issuing incentive units following completion of the Merger. The Equity Incentive Plan, if approved by BlueRiver’s Board and shareholders will allow Surviving Pubco to provide equity awards as part of Surviving Pubco’s compensation program, an important tool for motivating, attracting and retaining talented employees and other service providers and for providing incentives that promote Surviving Pubco’s business and increased shareholder value.

Both the BlueRiver Board and compensation committee believe that long-term incentive compensation programs help align more closely the interests of management, employees and shareholders to create long-term shareholder value. Equity plans such as the Equity Incentive Plan increase Surviving Pubco’s ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, help Surviving Pubco to recruit, reward, motivate, and retain talented personnel. Both the BlueRiver Board and the SST Boards believe that the approval of the Equity Incentive Plan is essential to Surviving Pubco’s continued success, and in particular, Surviving Pubco’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which Surviving Pubco will compete. Such awards also are crucial to Surviving Pubco’s ability to motivate employees to achieve its goals.

Certain Key Plan Provisions

•        The Equity Incentive Plan will continue until terminated by the Surviving Pubco Board (or the compensation committee of the Surviving Pubco Board, if applicable), but no incentive stock options may be granted after the tenth anniversary of the earlier of the adoption of the Equity Incentive Plan by the BlueRiver Board or the approval of the Equity Incentive Plan by the BlueRiver shareholders.

•        The Equity Incentive Plan provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other awards.

•        The Equity Incentive Plan will be administered by the Surviving Pubco Board, or a committee to which authority is delegated by the Surviving Pubco Board.

Summary of the Equity Incentive Plan

The following paragraphs provide a summary of the principal features of the Equity Incentive Plan and its operation. However, this summary is not a complete description of all of the provisions of the Equity Incentive Plan and is qualified in its entirety by the specific language of the Equity Incentive Plan. A copy of the Equity Incentive Plan is attached as Annex C to this proxy statement/prospectus.

Purposes of the Equity Incentive Plan

The purposes of the Equity Incentive Plan are: to attract and retain the best available personnel for positions of substantial responsibility with Surviving Pubco or any parent or subsidiary of Surviving Pubco; to provide additional incentive to eligible employees, directors, and consultants; and to promote the success of the Surviving Pubco business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other awards as the administrator of the Equity Incentive Plan may determine.

Summary of the Equity Incentive Plan

The following paragraphs provide a summary of the principal features of the Equity Incentive Plan and its operation. However, this summary is not a complete description of all of the provisions of the Equity Incentive Plan and is qualified in its entirety by the specific language of the Equity Incentive Plan. A copy of the Equity Incentive Plan is attached as Annex C to this proxy statement/prospectus.

Purposes of the Equity Incentive Plan

The purposes of the Equity Incentive Plan are: to attract and retain the best available personnel for positions of substantial responsibility with Surviving Pubco or any parent or subsidiary of Surviving Pubco; to provide additional incentive to eligible employees, directors, and consultants; and to promote the success of the Surviving Pubco business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other awards as the administrator of the Equity Incentive Plan may determine.

Eligibility

Equity Incentive Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to Surviving Pubco’s employees and any of its parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards and other awards to employees, directors and consultants of Surviving Pubco and employees and consultants of any of Surviving Pubco’s parents or subsidiaries. Following the Closing, we expect Surviving Pubco to have seven non-employee directors. As of June 30, 2023, SST and its subsidiaries had approximately 10 employees and approximately 25 independent contractors and consultants.

Authorized Shares; Adjustments

Subject to the adjustment provisions contained in the Equity Incentive Plan, a total of [•] shares of Surviving Pubco Class A Common Stock will be reserved for issuance pursuant to the Equity Incentive Plan. The number of shares reserved for issuance will be automatically increased by a number of shares equal to 3% of the outstanding shares of Pubco Class A Common Stock, with such increase occurring on the first day of the third fiscal quarter of each year beginning with fiscal 2024.

Shares issued under the Equity Incentive Plan will be authorized but unissued or reacquired shares of common stock. Shares subject to awards granted under the Equity Incentive Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the Equity Incentive Plan. Additionally, shares issued pursuant to awards under the Equity Incentive Plan that Surviving Pubco repurchases or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, will become available for future grant under the Equity Incentive Plan.

If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of Surviving Pubco, or other change in the corporate structure of Surviving Pubco affecting the shares occurs (other than any ordinary dividends or other ordinary distributions), the administrator of the Equity Incentive Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the Equity Incentive Plan, will adjust the number and class of shares that may be delivered under the Equity Incentive Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the Equity Incentive Plan.

Plan Administration

The Surviving Pubco Board or one or more committees appointed by the Surviving Pubco Board will have authority to administer the Equity Incentive Plan or to appoint an administrator of the plan. The administrator may also delegate to one or more of Surviving Pubco’s officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards. Initially, the compensation committee of the Surviving Pubco Board will administer the Equity Incentive Plan.

In addition, to the extent it is desirable to qualify transactions under the Equity Incentive Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the Equity Incentive Plan, the administrator has the power to administer the Equity Incentive Plan and make all determinations deemed necessary or advisable for administering the Equity Incentive Plan, including, but not limited to, the power to determine the fair market value of Surviving Pubco Class A Common Stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the Equity Incentive Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the Equity Incentive Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the Equity Incentive Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. In addition, subject to the terms of Equity Incentive Plan, the administrator also has the power to modify outstanding awards under Equity Incentive Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any materially adversely affected participant. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

Types of Awards

The Equity Incentive Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance awards and other awards. A brief description of each award type follows.

Stock Options

Incentive stock options and nonqualified stock options may be granted under Equity Incentive Plan pursuant to stock option agreements adopted by the administrator. A stock option entitles a participant to purchase a specified number of shares of Surviving Pubco Class A Common Stock during a specified term at an exercise price. The per share exercise price of options granted under the Equity Incentive Plan generally must be equal to at least 100% of the fair market value of a share of Surviving Pubco Class A Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of Surviving Pubco’s (or any of its parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of Surviving Pubco Class A Common Stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include (1) cash, check, bank draft or money order, (2) the tender of shares of Surviving Pubco Class A Common Stock previously owned by the optionholder, (3) a broker-assisted cashless exercise, (4) a net exercise of the option if it is an nonqualified stock option, and (5) other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the option will remain exercisable for 12 months following the cessation of service. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the Equity Incentive Plan, the administrator determines the terms of options. Until shares are issued under an option, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the Equity Incentive Plan, as summarized further above.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Surviving Pubco Class A Common Stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation rights for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the stock appreciation rights will remain exercisable for six months following the cessation of service. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of Surviving Pubco Class A Common Stock, or a combination of both, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the Equity Incentive Plan, as summarized further above.

Restricted Stock

Restricted stock may be granted under Equity Incentive Plan. Restricted stock awards are grants of shares of Surviving Pubco Class A Common Stock that may have vesting requirements as specified in the restricted stock award agreements adopted by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of Equity Incentive Plan, will determine the terms and conditions of such awards. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to Surviving Pubco or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in Surviving Pubco’s favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under Equity Incentive Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one share of Surviving Pubco Class A Common Stock. Subject to the provisions of Equity Incentive Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment, as specified in the restricted stock unit award agreements adopted by the administrator. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Restricted stock unit awards may be granted in consideration for any form of legal consideration. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Awards

Performance awards may be granted under Equity Incentive Plan. Performance awards are awards that may be earned in whole or in part upon the attainment of performance goals or other vesting criteria that the administrator may determine, and may be denominated in cash or stock. Subject to the terms and conditions of Equity Incentive Plan, the administrator can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, Surviving Pubco Class A Common Stock. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Other Awards

The administrator may grant other awards based in whole or in part by reference to Surviving Pubco Class A Common Stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.

Non-Transferability of Awards

Unless the administrator provides otherwise, the Equity Incentive Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Dissolution or Liquidation

Unless otherwise provided in the award agreements, if there is a proposed liquidation or dissolution of Surviving Pubco, all awards, to the extent that they have not been previously exercised or vested, will terminate immediately before the consummation of such event. However, the Surviving Pubco Board may determine to cause some or all awards to become fully vested or exercisable before the dissolution or liquidation.

Corporate Transaction

In the event of a corporate transaction, the outstanding awards may be treated in accordance with one or more of the following methods as determined by the Surviving Pubco Board in its sole discretion: (i) settle such awards for an amount of cash or securities, where in the case of stock options and stock appreciation rights, the value of such amount will be equal to the in-the-money spread value of such awards; (ii) provide for the assumption or substitution of such awards with new awards that will substantially preserve the applicable terms of any affected awards previously granted under the Surviving Pubco Equity Incentive Plan; (iii) modify the terms of such awards to add events, conditions or circumstances (including termination of employment or service within a specified period after a corporate transaction) upon which the vesting of such awards will accelerate; (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue after closing or (v) provide that for a period of at least 20 days prior to the corporate transaction, any stock options or stock appreciation rights that would not otherwise become exercisable prior to the corporate transaction will be exercisable and that any stock options or stock appreciation rights not exercised prior to the consummation of the corporate transaction will terminate after the closing.

Under the Equity Incentive Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of Surviving Pubco’s assets, (2) a sale or other disposition of at least 50% of the total combined voting power of Surviving Pubco’s outstanding securities, (3) a merger, consolidation or similar transaction following which Surviving Pubco is not the surviving corporation, (4) a merger, consolidation or similar transaction following which Surviving Pubco is the surviving corporation but (x) the shares of common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction or (y) the securities possessing more than 50% of the total combined voting power of Surviving Pubco’s outstanding securities are transferred to a person or persons different from those who held such securities prior to such merger or (5) a complete liquidation or dissolution of Surviving Pubco.

Forfeiture and Clawback

Awards will be subject to any clawback policy Surviving Pubco is required to adopt pursuant to the listing standards of any national securities exchange or association on which Surviving Pubco securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to Surviving Pubco or reimburse Surviving Pubco for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of Surviving Pubco as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination

The Equity Incentive Plan will become effective upon the later to occur of (a) its adoption by the BlueRiver Board or (b) the Closing date, and will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten-year anniversary of the earlier of the adoption of the Surviving Pubco Equity Incentive Plan by the BlueRiver Board or the approval of the Surviving Pubco Equity Incentive Plan by BlueRiver stockholders. In addition, the administrator will have the authority to amend, suspend, or terminate the Surviving Pubco Equity Incentive Plan or any part of the Surviving Pubco Equity Incentive Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent. No awards may be granted under the Surviving Pubco Equity Incentive Plan while it is suspended or after it is terminated.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the Equity Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances. This summary is not intended as tax advice to participants, and participants should consult their own tax advisors.

Incentive Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant or exercise of an option that qualifies as an incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the date of exercise of the option, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized with respect to the share disposition, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the date of exercise of the option is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise (unless the shares are disposed of in the same year as the option exercise). In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant of such an option. However, upon exercising the option, the participant generally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale or other disposition of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income for ordinary income tax purposes is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant, pursuant to Section 83(b) of the Code, may elect to accelerate the ordinary income tax event to the date of acquisition of the shares by filing an election with the IRS generally no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units and Performance Awards

There generally are no immediate tax consequences of receiving an award of restricted stock units or a performance award. A participant who is granted restricted stock units or performance awards generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the time of settlement of the award upon vesting. If the participant is an employee, generally such ordinary income is subject to income tax withholding and certain employment tax withholdings. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A

Section 409A of the Code (“Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the Equity Incentive Plan to a participant subject to U.S. income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with the requirements of Section 409A, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for Surviving Pubco

Surviving Pubco generally will be entitled to a tax deduction in connection with an award under the Equity Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to the Surviving Pubco chief executive officer and certain “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND SURVIVING PUBCO WITH RESPECT TO AWARDS UNDER THE EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the Equity Incentive Plan is in the discretion of the administrator and therefore cannot be determined in advance. SST previously has not sponsored an equity incentive plan, and, therefore, the aggregate number of shares of Surviving Pubco Class A Common Stock which would have been received by or allocated to the Surviving Pubco named executive officers, executive officers, as a group, directors who are not executive officers, as a group, and all other current employees who are not executive officers, as a group is not determinable. As of [•], 2024, the closing price of a share of Class A Ordinary Shares of BlueRiver was $[•].

Equity Compensation Plan Information

As of December 31, 2023, we did not maintain any equity compensation plans.

Registration with the SEC

If the Equity Incentive Plan is approved by our shareholders and becomes effective, Surviving Pubco intends to file a registration statement on Form S-8 with the SEC registering the shares reserved for issuance under the Equity Incentive Plan as soon as reasonably practicable after Surviving Pubco becomes eligible to use such form after the Closing.

Vote Required for Approval

Approval of the Equity Incentive Plan will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority as of the Record Date of the BlueRiver Shares that are present and vote on such proposal at the Shareholders Meeting. If the Business Combination is not approved, the Equity Incentive Plan Proposal will not be presented at the Shareholders Meeting. The Equity Incentive Plan will only become effective if the Business Combination is completed. The Equity Incentive Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum. Broker non-votes will not count as votes cast at the Shareholders Meeting and, therefore, will not have any impact on the proposals presented at the Shareholders Meeting. However, with respect to the Equity Inventive Plan Proposal, abstentions will count as a vote “AGAINST” those proposals in accordance with NYSE American listing rules.

Recommendation of the BlueRiver Board of Directors

BLUERIVER’S BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS
VOTE “FOR” THE Equity Incentive Plan PROPOSAL.

PROPOSAL 5 — THE CHARTER PROPOSAL

Overview

BlueRiver shareholders are also being asked to adopt the new Certificate of Incorporation in the form attached hereto as Annex B, which, in the judgment of the BlueRiver Board, is necessary to adequately address the needs of BlueRiver following the Domestication and the consummation of the Business Combination.

For a summary of the key differences between the Amended and Restated Memorandum and Articles of Association of BlueRiver under Cayman Islands law and the new Certificate of Incorporation under the DGCL, please see “Proposal 3: The Organizational Documents Proposals.” The summary is qualified in its entirety by reference to the full text of the Certificate of Incorporation, a copy of which is included as Annex B to this proxy statement/prospectus.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of BlueRiver Acquisition Corp. currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed Certificate of Incorporation (copy of which is attached to the proxy statement/prospectus in respect of the Shareholders Meeting as Annex B) including the authorization of the change in authorized share capital as indicated therein and the change of name to ‘Spinal Stabilization Technologies, Inc.’”

Vote Required for Approval With Respect to the Charter Proposal

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the BlueRiver Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

If any of the Business Combination Proposal, the Conversion Amendment Proposal, the Domestication Proposal, the Charter Proposal, or the NYSE American Proposal fails to receive the required shareholder approval, the Business Combination will not be completed.

Recommendation of the BlueRiver Board with Respect to the Charter Proposal

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT THE BLUERIVER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSAL 6 — THE NYSE AMERICAN PROPOSAL

Overview

The NYSE American Proposal — to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the NYSE American Listing Rules 712 and 713, the issuance of shares of Class A common stock and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination.

Reasons for the Approval for Purposes of NYSE American Listing Rules 712 and 713

Under NYSE American Listing Rules 712 and 713, a company is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, if the number of shares of common stock to be issued could result in an increase in outstanding common stock, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. In the Business Combination, BlueRiver currently expects to issue an estimated [•] shares of Class A common stock (including shares of Class A common stock to be issued upon the exchange or conversion of securities to be outstanding upon consummation of the Business Combination), which is in excess of 20% of the number of BlueRiver Shares outstanding before the Business Combination.

Additionally, pursuant to NYSE American Listing Rules 712 and 713, when a NYSE American-listed company proposes to issue securities in connection with the Business Combination of the stock or assets of another company, stockholder approval is required if any individual director, officer or substantial shareholder of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more. NYSE American Listing Rule 713 defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NYSE American-listed company. Randall Mays is BlueRiver’s Co-Chairman, Co-Chief Executive Officer and Chief Financial Officer and one of the two managers of BlueRiver’s Sponsor and a member of the group of Initial Shareholders through certain affiliated entities. As of [•], Mr. Mays, through affiliated entities, beneficially owns outstanding equity of SST and BlueRiver. For a description of Mr. Mays’ beneficial ownership interests, see “Beneficial Ownership of Securities.”

In the event that this proposal is not approved by BlueRiver shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by BlueRiver shareholders, but the Merger Agreement is not consummated, the Company will not issue such shares of Class A common stock or securities convertible or exchangeable into shares of Class A common stock.

Vote Required for Approval with Respect to the NYSE American Proposal

The approval of the NYSE American Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued BlueRiver Ordinary Shares present in person or represented by proxy at the Shareholders Meeting and entitled to vote on such matter. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum. Broker non-votes will not count as votes cast at the Shareholders Meeting and, therefore, will not have any impact on the proposals presented at the Shareholders Meeting. However, with respect to the NYSE American Proposal, abstentions will count as a vote “AGAINST” those proposals in accordance with NYSE American listing rules. The NYSE American Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NYSE American Listing Rules 712 and 713, the issuance of shares of Class A common stock and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination.”

Recommendation of the BlueRiver Board

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT BLUERIVER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE AMERICAN PROPOSAL.

PROPOSAL 7 — ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the BlueRiver Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Shareholders Meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for Sponsor and BlueRiver and the BlueRiver shareholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be submitted at the Shareholders Meeting. See “Proposal 1: The Business Combination Proposal — Interests of BlueRiver’s Directors and Officers and Others in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Shareholders Meeting and is not approved by the shareholders, the BlueRiver Board may not be able to adjourn the Shareholders Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Shareholders Meeting to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the BlueRiver Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

The Adjournment Proposal is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Shareholders Meeting be approved.”

Recommendation of the BlueRiver Board

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT BLUERIVER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of BlueRiver’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of BlueRiver and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BlueRiver’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled See “Proposal 1: The Business Combination Proposal — Interests of BlueRiver’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

SPECIAL MEETING OF BLUERIVER WARRANT HOLDERS

Date, Time and Place of Warrant Holders Meeting

BlueRiver’s warrant holders meeting is to be held at [•] a.m., Eastern Time, on, 2023, at the offices of [•] located at [•], and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. We are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.

Purpose of the Warrant Holders Meeting

At the Warrant Holders Meeting, BlueRiver is asking holders of its warrants:

•        to consider and vote upon the Warrant Amendment attached to this proxy statement/prospectus as Annex I, pursuant to which, on the Closing Date after the Domestication and before the effective time of the Merger, each of the outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock (the “Warrant Amendment Proposal”); and

•        to consider and vote upon a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting (the “Warrant Holders Adjournment Proposal” and, together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”) to be effective as of the date of the Warrant Holders Meeting.

Recommendation of the BlueRiver Board with Respect to the Proposals

The BlueRiver Board has approved each of the Proposals.

The BlueRiver Board recommends that warrant holders:

•        Vote “FOR” the Warrant Amendment Proposal; and

•        Vote “FOR” the Adjournment Proposals, if presented.

Record Date; Outstanding Warrants; Warrant Holders Entitled to Vote

BlueRiver has fixed the close of business on            , 2024, as the Record Date for determining the BlueRiver warrant holders entitled to notice of and to attend and vote at the Warrant Holders Meeting. As of the close of business on such date, there were 9,583,270 Public Warrants and 266,667 Private Placement Warrants outstanding and entitled to vote. Each BlueRiver Warrant is entitled to one vote per warrant at the Warrant Holders Meeting.

As of the Record Date, the Initial Shareholders own 100% of the outstanding Private Placement Warrants and none of the Public Warrants. Accordingly, it is expected that the Private Placement Warrants held by the Initial Shareholders will be voted in favor of the Warrant Amendment Proposal and only the affirmative vote of the holders of at least 65% of the outstanding Public Warrants will be required to approve any of the Warrant Amendment Proposals. The BlueRiver Warrants will expire worthless if BlueRiver does not consummate an initial business combination by the Termination Date.

Quorum and Vote Required for Approval

A quorum of BlueRiver warrant holders is necessary to hold the Warrant Holders Meeting. The presence, in person or by proxy, of BlueRiver warrant holders representing 50% of the outstanding BlueRiver Warrants on the Record Date and entitled to vote on the Warrant Holder Proposals to be considered at the Warrant Holders Meeting will constitute a quorum for the Warrant Holders Meeting.

None of the Warrant Holder Proposals is conditioned upon the approval of any other proposal. The Warrant Amendment Proposal will require the affirmative vote of the holders of at least (i) 65% of the outstanding Public Warrants and (ii) 50% of the outstanding Private Placement Warrants, each voting separately as a class. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of the holders of at least 50% of the Warrants present in person, online or represented by proxy at the Warrant Holders Meeting, with such votes cast by BlueRiver warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.

Voting Your Warrants

Each BlueRiver Warrant that you own in your name entitles you to one vote. If you are a record owner of your warrants, there are two ways to vote your BlueRiver Warrants at the Warrant Holders Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your warrants as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your warrants, your warrants will be voted as recommended by the BlueRiver Board “FOR” the Warrant Amendment Proposal.

You Can Attend the Warrant Holders Meeting and Vote in Person.    When you arrive, you will receive a ballot that you may use to cast your vote.

If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the warrants you beneficially own are properly counted. If you wish to attend the Warrant Holders Meeting and vote in person and your warrants are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way BlueRiver can be sure that the broker, bank or nominee has not already voted your warrants.

Abstentions and Broker Non-Votes

In general, if your BlueRiver Warrants are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your BlueRiver Warrants, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your BlueRiver Warrants unvoted or vote your BlueRiver Warrants on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” BlueRiver Warrants that are returned to BlueRiver but marked by brokers as “not voted” will be treated as BlueRiver Warrants present for purposes of determining the presence of quorum on all matters, but they will not be treated as BlueRiver Warrants voted on the matter and will, therefore, have the effect of an “AGAINST” vote on the Warrant Amendment Proposal. Under applicable self-regulatory organization rules, your broker, bank or nominee cannot vote your BlueRiver Warrants with respect to “non-discretionary” matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. BlueRiver believes that none of the Warrant Holder Proposals to be presented at the Warrant Holders Meeting are routine matters and that each such Warrant Holder Proposal is, therefore, a “non-discretionary” matter. As such, without your voting instructions, your brokerage firm cannot vote your BlueRiver Warrants on any Warrant Holder Proposal to be voted on at the Warrant Holders Meeting.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your warrants and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify BlueRiver’s secretary in writing before the Warrant Holders Meeting that you have revoked your proxy; or

•        You may attend the Warrant Holders Meeting, revoke your proxy and vote in person as described above.

If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Redemption Rights

Holders of the BlueRiver Warrants will not have redemption rights with respect to the BlueRiver Warrants.

Appraisal Rights

BlueRiver’s warrant holders do not have appraisal rights under Cayman Islands law or otherwise in connection with the Warrant Amendment Proposal or the other Proposals.

Proxy Solicitation

BlueRiver is soliciting proxies on behalf of the BlueRiver Board. This solicitation is being made by mail but also may be made by telephone or in person. BlueRiver and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. BlueRiver will bear all of the costs of the solicitation, which BlueRiver estimates will be approximately $ in the aggregate. BlueRiver has engaged [•] as proxy solicitor to assist in the solicitation of proxies.

BlueRiver will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. BlueRiver will reimburse them for their reasonable expenses.

If a warrant holder grants a proxy, it may still vote its warrants in person if it revokes its proxy before the Warrant Holders Meeting. A warrant holder may also change its vote by submitting a later-dated proxy as described in the section entitled “— Revoking Your Proxy.”

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits BlueRiver, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this proxy statement/prospectus to any household at which two or more BlueRiver warrant holders reside if they appear to be members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials.

A number of brokerage firms have instituted householding for warrants held in “street name.” If you and members of your household have multiple accounts holding warrants of BlueRiver, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Who Can Answer Your Questions About Voting Your Warrants?

If you are a holder of BlueRiver’s warrants and have any questions about how to vote or direct a vote in respect of your securities, you may call Okapi Partners LLC, our proxy solicitor, by calling (855) 208-8903, or banks and brokers can call collect at (212) 297-0720, or by emailing info@okapipartners.com.

WARRANT HOLDER PROPOSAL 1 — THE WARRANT AMENDMENT PROPOSAL

Overview

The Warrant Amendment Proposal — to approve and adopt the amendment to the Warrant Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex I, and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Warrant Amendment, among other things, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A Common Stock. In the event the Warrant Amendment is adopted, Surviving Pubco is expected to issue approximately 738,745 shares of Surviving Pubco Class A Common Stock in the aggregate upon the cancellation of such Warrants immediately prior to the Business Combination.

Consequences if the Warrant Amendment Proposal is Not Approved

The Business Combination is not conditioned upon the approval of the Warrant Amendment Proposal. If the Warrant Amendment is not approved, the Public Warrants and Private Placement Warrants will remain outstanding, exercisable for Surviving Pubco Class A Common Stock in accordance with the terms of the Warrant Agreement.

Vote Required for Approval with Respect to the Warrant Amendment Proposal

The approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least (i) 65% of the outstanding Public Warrants and (ii) 50% of the outstanding Private Placement Warrants, each voting separately as a class. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will count as a vote “AGAINST” the Warrant Amendment Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, that the amendment to the Warrant Agreement in connection with the Business Combination be approved.”

Recommendation of the BlueRiver Board

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT BLUERIVER WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.

WARRANT HOLDER PROPOSAL 2 — WARRANT HOLDERS ADJOURNMENT PROPOSAL

Overview

The Warrant Holders Adjournment Proposal allows the BlueRiver Board to submit a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Warrant Holders Meeting to approve the Warrant Amendment Proposal, or (b) if the BlueRiver Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals. The purpose of the Warrant Holders Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for Sponsor and BlueRiver and the BlueRiver warrant holders to take steps or make arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be submitted at the Warrant Holders Meeting. See “Proposal 1: The Business Combination Proposal — Interests of BlueRiver’s Directors and Officers and Others in the Business Combination.”

Consequences if the Warrant Holders Adjournment Proposal is Not Approved

If the Warrant Holders Adjournment Proposal is presented to the Warrant Holders Meeting and is not approved by the warrant holders, the BlueRiver Board may not be able to adjourn the Warrant Holders Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Warrant Holders Meeting to approve the Warrant Amendment Proposal. In such event, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of at least 50% of the BlueRiver Warrants, in each case represented in person or by proxy and entitled to vote thereon and who vote at the Warrant Holders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Warrant Holders Adjournment Proposal at the Warrant Holders Meeting.

The Warrant Holders Adjournment Proposal is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, that the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Warrant Holders Meeting be approved.”

Recommendation of the BlueRiver Board

THE BLUERIVER BOARD UNANIMOUSLY RECOMMENDS THAT BLUERIVER WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT HOLDERS ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of BlueRiver’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of BlueRiver and its warrant holders and what he or they may believe is best for himself or themselves in determining to recommend that warrant holders vote for the proposals. In addition, BlueRiver’s officers have interests in the Business Combination that may conflict with your interests as a warrant holder. See the section entitled See “Proposal 1: The Business Combination Proposal — Interests of BlueRiver’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

SST’S BUSINESS

Description of Spinal Stabilization Technologies (SST) Business

We are a medical device company dedicated to solving musculoskeletal disorders of the spine. Leveraging our knowledge of spine anatomy, physiology and biomechanics, we have pioneered a proprietary minimally invasive surgical implant system to address degenerative disc disease. Specifically, our technology is designed to replace the nucleus pulposus (“NP”) of an intervertebral disk in the L1-S1 spinal region with an in-situ (in the body) formed custom implant. We plan, at least initially, to focus on procedures addressing the L3-S1 spinal regions, which SST believes , based on its clinical trial screening and enrollment to date, represents the vast majority of the market. Our products include a patented silicone implant, and the instruments used to prepare the disc space for implantation. The company is clinical stage and is preparing for its U.S. Food and Drug Administration (“FDA”) Investigational Device Exemption (“IDE”) pivotal study to support a premarket approval (“PMA”) application.

SST’s products and techniques are based on the philosophy that less invasive surgery may be associated with better clinical outcomes and could improve the lives of many patients that have limited options for treating their back pain. SST has an extensive worldwide intellectual property portfolio and is focused on evidence-based medicine and continues to conduct numerous clinical trials.

Overview of Lower Back Pain Treatment

Low back pain (LBP) is one of the most common disabilities, limiting patients’ ability to work, exercise, and engage in other activities they enjoy. LBP has significant economic costs on individuals and the healthcare system, causing lost work, the need for caregivers, and ongoing treatment.

According to a World Health Organization June 2023 report:

•        In 2020, low back pain (LBP) affected 619 million people globally and it is estimated that the number of cases will increase to 843 million cases by 2050, driven largely by population expansion and aging.

•        LBP is the single leading cause of disability worldwide and the condition for which the greatest number of people may benefit from rehabilitation.

•        LBP can be experienced at any age, and most people experience LBP at least once in their life.

•        Prevalence increases with age up to 80 years, while the highest number of LBP cases occurs at the age of 50 – 55 years. LBP is more prevalent in women.

•        Non-specific LBP, in which there is no identifiable cause, is the most common presentation of LBP (about 90% of cases).

LBP may be caused by many factors, including injuries to muscles and connective tissue, herniated or ruptured discs, degenerative disc disease, congenital changes to the spine, and pressure on or damage to nerves along the spine. Determining the cause of LBP is often difficult, and multiple factors may contribute to a patient’s LBP.

Degenerative disc disease (“DDD”) is a term generally applied to degenerative changes seen in the intervertebral disc in patients that have low back pain. Degenerative disc changes can be caused by aging and/or by injury. When DDD is the cause of low back pain, patients are referred to as having discogenic low back pain (“dLBP”). According to a 2013 article in the World Journal of Orthopedics, dLBP accounts for 26% to 42% of patients suffering from chronic LBP.

Current treatment options for these patients include medical therapy, which consists of exercise, physical therapy and local injections for pain, and managing pain via pharmaceutical regimen like chronic opioid use. When a patient’s disc degenerates to a more severe state, treatment options can include spinal surgery like fusion, removal of the damaged portion of a herniated disc, or total disc replacement (“TDR”).

Our Addressable Market

Discogenic low back pain is a term generally applied when the affected disc is the actual source of pain. The cause of dLBP may be related to injury sustained by the NP or the annulus fibrosis (“AF”) by excessive wear and tear from poor biomechanics, significant accident, or injury. The damage to the disc leads to inflammation within the NP and microtearing of the AF of the disc that contains the nucleus. The nucleus tissue has poor blood supply and inflammation accumulates while abnormally sensitive nerve endings grow into microtears and render the disc hypersensitive to movements that would not otherwise cause pain.

One of the challenges in treating dLBP is making the correct diagnosis. It is difficult to determine by x-ray whether pain is caused by normal degenerative changes to the disc and other spinal elements, which are very common and are not considered dLBP, versus degenerative disc disease. The result is that dLBP is largely underdiagnosed and many patients with treatable back pain continue to suffer. However, once diagnosed, surgical treatment is often extremely effective if conservative measures fail to provide relief.

The current most common surgical treatments of dLBP are spinal fusion and in some cases total disc replacement. The goal of these procedures is the elimination of disc motion by boney fusion of the suspected spinal segment and/or total removal of disc material and replacement of the disc space with total disc replacement device. Nucleus replacement surgery has been tried in the past but has been fraught by high failure rates, including subsidence (compression of the spinal disc space), migration (movement of the disc within the spinal disc space), and expulsion (movement of the disc outside of the spinal disc space).

SST developed the PerQdisc Nucleus Replacement System as a surgical treatment for patients with dLBP. The PerQdisc works by replacing a portion of the dysfunctional nucleus pulposes and replacing it with a silicone implant. The goal is to recreate physiological motion and redistribute the weight bearing forces and mechanical properties of the disc in a more natural fashion. Our PerQdisc system is designed not only as a nucleus replacement implant that replaces the damaged nucleus tissue, but also to support and possibly prevent further damage to the outer annulus fibers and nearby tissues. The PerQdisc can be implanted through a variety of minimally invasive approaches.

We are not aware of any studies or other data that have estimated the number of people in the U.S. with moderate-to-severe dLBP. Nonetheless, we view our initial addressable market in the United States as having two general segments. The first segment consists of patients seeking surgical approaches to treat their dLBP caused by a disc herniation (i.e., disc bulging with or without nucleus material coming out of the disc through a hole) that requires a discectomy procedure. These patients already require surgery. Approximately 10% of this population of patients will have a re-herniation at the same disc level within two years, which will require another surgery to remove the re-herniated material. We believe that this population of patients and the surgeons treating them with the discectomy (the removal of all or part of a damaged disc) procedure would prefer to have a medical implant that can replace the herniated material and plug the hole from the inside to reduce the re-herniation risk.

The second segment of patients for whom the PerQdisc may be preferred versus other more invasive surgeries, are those that have attempted to treat their low back pain with non-surgical conservative care that has failed and who then seek a surgical option.

For this second segment, conservative care is generally defined as at least six months of physical therapy, injections of steroids and other pharmaceutical injections and radio frequency ablation techniques into the disc, the facet joints and/or spinal nerves that may be contributing to the back or leg pain. As part of the conservative care, pain medications can also be prescribed which may or may not include a course of opioid therapy.

We believe a course of conservative care should be undertaken in patients with dLBP prior to being assessed for the PerQdisc implant.

Each year, approximately 10.5 million U.S. patients visit their doctors for treatment of LBP according to the CDC’s National Ambulatory Medical Care Survey. Of the approximately 950,000 patients receiving surgical treatment, we believe that PerQdisc may be a superior alternative to existing procedures for approximately 400,000 patients based on internal estimates and information collected via discussions with surgeons, which are further described below. There is no validated universal source of information that clearly identifies the sizes of these segments based on a specific definition.

For the approximately 9.6 million patients receiving non-surgical treatments, content in the Medical Advisory Secretariat has estimated that 10-20%, or approximately 1.0 million to 1.9 million patients, are unresponsive to non-surgical treatments (conservative care). Based on our analysis from interviews with physicians, as further described below, we estimate that 20% of this population, or approximately 190,000 to 380,000 patients, suffer from dLBP and are considering surgery and would therefore be included in our target market. This is only an estimate and since this is not validated or peer reviewed data the accuracy of this number is unknown. Using an estimated price of $12,000 per PerQdisc device kit, we estimate the combined addressable market for our products in the United States to be $7.1 billion to $9.4 billion annually. These estimates have major limitations, however. Setting the pricing for the PerQdisc kit and/or the procedure will be an exercise that will be undertaken by a team of health care economists and reimbursement experts that we plan to engage once the final clinical trial design is approved by the FDA. The data to set the pricing structure for the product and/or the procedure will be collected as part of the clinical trial program. Therefore, the pricing for the PerQdisc kit is only an estimate based on limited data available for TDR and fusion product pricing.

To estimate the number of patients who would be candidates for treatment with PerQdisc, we have conducted interviews with approximately 10 spinal surgeons, including clinical operators and other individuals we consider to be opinion leaders in the field, regarding the PerQdisc and the types of patients who they expect will be candidates for treatment with PerQdisc. Our internal estimates are derived from information derived from these interviews. We expect to learn more about both of the target market segments from data that will be collected from our clinical trial program. Screening patients for inclusion and exclusion into our studies and documenting the severity of their disease will be done prospectively as part of our clinical program. From this work health care economists will be able to begin to estimate the size of these markets and to refine how to define them.

We do not have any validated or peer reviewed data available at this time to make determinations as to the definitions of the market segments, treatment algorithms, including conservative care versus surgery or the pricing structures used in the jurisdictions where we may market PerQdisc in the future. Since we do not have the required information, we can make no credible estimation of the size of these foreign markets.

Our Product Candidate — PerQdisc

Our PerQdisc implant procedure is a new surgical procedure that may be able to treat numerous subgroups of patients who have back pain secondary to degenerative disc disease. The PerQdisc implant procedure is intended to replace the NP intervertebral disc in the five lumbar spinal region (L1-L5) and in the first sacral disc (S1), although we plan, at least initially, to focus on procedures addressing the L3-S1 spinal regions, which SST believes, based on its clinical trial screening and enrollment to date, represents the vast majority of the market. The NP is the flexible inner portion of the spinal disc. The PerQdisc implant is intended for patients who discogenic pain caused by a single level in the spine, although they may have DDD in multiple discs. Patients must be skeletally mature (at least 21 years old), present with moderate to severe discogenic dLBP, and their dLBP must be unresponsive to more conservative, non-surgical treatments. The patient should have no history of prior lumbar spine surgery and have a minimum disc height of 6 mmm. We define moderate to severe dLBP as a score of greater than 40 on the Visual Analog Scale (VAS), which measures patient pain intensity, and a score of greater than 40% on the Oswestry Disability Index (ODI), which measures the level of the patient’s disability.

The PerQdisc Nucleus Replacement System includes multiple components including the tools needed to implant the PerQdisc. The patented PerQdisc implant consists of a silicone membrane as an outer chamber with an additional internal chamber. The PerQdisc Access System is a series of dilators and final cannula (surgical delivery tubes) that are used to gain access to the nucleus of the disc. After access is gained, a series of rongeurs (surgical cutting and removal devices) are used to remove the degenerated Nucleus Pulposes (“NP”) from the disc. The PerQdisc 20A Imaging Balloon is a highly compliant balloon that can be filled with contrast (an imaging dye for x-rays) that is then used to visualize the enucleated space (void in the middle of the disc) and to interrogate the disc for large defects. If there is a defect in the disc anatomy the Imaging Balloon when filled with contrast and x-rayed will show defects. The PerQdisc 50A Imaging Balloon, a trial implant constructed from the same membrane as the final implant, is then inserted into the enucleated space and filled with contrast. The trial implant balloon is used to determine the expected volume of the final implant as well as the final fill pressure needed to obtain a given volume. Each chamber is independently inflatable. Once the device is placed inside of the prepared enucleated disc space, the inner chamber is filled with radiopaque contrast media to verify the position of the implant, the outer chamber of the implant is then filled with a radiopaque polymer. The liquid polymer cures in situ within 10 minutes at body temperature. Once the implant is cured, the delivery system is withdrawn.

Similar to total disc replacement, the PerQdisc is designed as a motion preserving technology. Preclinical testing of the PerQdisc in cadavers has shown that the range of motion of a lumbar segment with the PerQdisc is similar to that of natural healthy nucleus. Additionally, data from patients in NUCLEUS 181 demonstrated maintained range of motion from PerQdisc clinical trials indicate that the range of motion of treated levels is maintained.

In comparison to alternative disc replacement alternatives, we believe PerQdisc has the following advantages:

•        Disc Access:    The PerQdisc implantation procedure uses a dilation technique (sequential dilation) that minimizes the trauma to the annulus (the outer portion of the disc), which significantly reduces the risk of expulsion of the implant. Previous technologies required an incision, which created a permanent defect, or hole, in the annulus.

•        Pressure Monitoring:    The PerQdisc utilizes balloon technology. The silicone balloon is filled with a silicone polymer. During the filling process, the pressure is monitored inside the implant, which allows for a custom, patient specific implant that completely fills the cavity that was created. Monitoring pressure inside the implant helps prevent under filling, or over filling of the implant which could lead to downstream performance issues, including migration and subsidence.

•        Visibility:    The PerQdisc device uses a polymer infused with Barium Sulfate that allows for excellent visualization intra-operatively, as well as post-op visits. This allows surgeons to closely monitor the implant’s behavior over time. Previous technologies were not as visible using fluoroscopy (a continuously viewable X-ray) and/or traditional and/or X-ray, and required MRI to visualize the implants position.

•        Biocompatibility:    The PerQdisc is comprised of a silicone membrane, and 2-part injectable silicone polymer. Each silicone comment as a complete biocompatibility master file. The finished device and delivery components are currently undergoing full ISO 10993 biocompatibility testing in preparation for an FDA IDE submission.

Clinical Background

SST is the developer of the PerQdisc Nucleus Replacement System. The PerQdisc is an in-situ formed silicone-based prothesis designed to replace the nucleus pulposus of the intervertebral disc in the L1-S1 spinal region), although SST plans, at least initially, to focus on procedures addressing the L3-S1 spinal regions, which SST believes, based on its clinical trial screening and enrollment to date, represents the vast majority of the market.. SST is a clinical stage company that has completed two outside the United States (OUS) studies and is currently enrolling two additional OUS studies. The company received “Breakthrough Device Designation” from the FDA and is in discussions to finalize an IDE trial design that will allow us to begin the clinical trials that are necessary for the approval process. There can be no guarantee that we will obtain FDA approval for our device or the timeframe on which approval may be obtained.

We believe the PerQdisc, if approved, will fill an unmet medical need for the intended patient population presenting with moderate to severe dLBP. There is a gap in availability of less invasive surgical treatments for patients with this debilitating condition who have failed conservative therapy and have single-level discogenic back pain. The medical device and surgeon community typically uses the term “less invasive” to refer to procedures involving a smaller incision site and a less aggressive preparation of the spinal level where the surgery is being performed, and can also refer to procedures in which no screws or rods are used to hold the implant in place. Nucleus replacement is a less invasive procedure that allows for a motion preserving (patient’s spine is still flexible and can move in a normal way) alternative to interbody fusion and total disc replacement for patients with chronic discogenic low back pain that have failed conservative treatment. The goal of nucleus replacement is to reduce chronic low back pain with or without leg pain by removing the pain-generating nucleus, maintaining disc height, and preserving range of motion. The table below describes some of the differences across various procedures:

Total disc replacement (TDR) devices are implanted by removing the entire lumbar disc including the endplates and hammering the disc replacement device into the inferior and superior vertebral bodies. Total lumbar disc replacement devices consist of two metal (typically cobalt chrome) endplates and an articulating ball and socket made of a metal or a polymer. Compared to TDR surgery the PerQdisc surgical procedure is much less invasive and consists of exposing a small (1 cm) portion of the annulus versus a large incision and a large exposure at the disc (see image below). With PerQdisc a series of dilators creates a 7 mm access hole where a series of ronguers (surgical instruments) are used to remove a portion of the nucleus pulposus from the disc. The annulus is left intact. With a large surgical exposure the resultant fibroses after the surgery can make repeat surgery complicated and higher risk.

NUCLEUS 181 (Clinicaltrials.gov ID: NCT04004156)

In January 2019, we initiated a clinical study of our minimally invasive PerQdisc Nucleus Replacement System, called the NUCLEUS 181 study. The NUCLEUS 181 study was a prospective, open-label, multi-center study designed to collect safety data, but was not statistically powered. A total of nine subjects were enrolled in the study from sites in Germany, Belgium, Croatia and Canada. The PerQdisc was used for surgical replacement of a single nucleus pulposus between spinal lumbar discs L1-S1 using an anterior (from the patient’s abdomen) or a lateral transpsoas (going through the Psoas muscle on the patient’s side) surgical approach.

The composite endpoints of the NUCLEUS 181 study included the following:

•        Rate of revision surgery at the treated level at 90 days and 2 years following implantation;

•        Rate of expulsion at 14 days, 60 days, 90 days and 2 years following implantation;

•        Rate of new herniation at the treated level at 90 days and 2 years as determined by MRI;

•        Rate of new radiculopathy (pinched nerves) at 90 days and 2 years following implantation;

•        MRI assessment of the endplate Modic changes (bone marrow lesions) at 90 days and 2 years following implantation;

•        Rate of surgical procedure technical success;

•        Improvement in degree of disability as measured by the Oswestry Disability Index (ODI) composite score at 90 days and 2 years.

•        Improvement in back pain as measured by 10-centimeter Visual Analog Scale (VAS) at 90 days and 2 years.

Secondary endpoints in the NUCLEUS 181 study included the following: leg pain as measured by 10-centimeter Visual Analog Scale (excluding patients without leg pain at baseline); preservation of height at the treated disc level on follow-up compared to pre-operative imaging; range of motion on flexion/extension (different spinal position) radiographs; incidence of maintenance or improvement in neurological status; incidence of serious adverse events that are related to the procedure or the device; incidence of later revisions surgeries or crossover to established procedures or techniques; incidence of device migration; incidence of device placement success (technical success); current pain and analgesic medications (dose and frequency); and ability to return to work.

NUCLEUS 181 Enrollment Criteria

To be eligible for enrollment, patients in the NUCLEUS 181 study were required to be skeletally mature, at least 22 years of age and presenting with symptomatic back pain with or without leg pain attributed to single level (i.e., single disc) degenerative disc disease (DDD). In addition, patients must have been unresponsive to conservative therapy for a minimum of six months, with no prior lumbar spine surgery. Patients in the NUCLEUS 181 trial must also have had a back pain VAS score of greater than or equal to 40, and an ODI score great than or equal to 40.

The VAS and ODI are two common methods used to measure pain. Under the VAS, patients rate their pain on a linear scale, which for subjects in the NUCLEUS 181 ranged from 0 to 100. The ODI measures pain based on a patient-completed questionnaire that provides a subjective score of level of function (disability) in activities of daily living, including lifting, the ability to care for oneself, the ability to walk, the ability to sit, sexual function, the ability to stand, social life, sleep quality, and the ability to travel. Patients are scored based on their “degree of disability” as follows:

•        0% – 20%: Minimal disability

•        21% – 40%: Moderate Disability

•        41% – 60%: Severe Disability

•        61% – 80%: Crippling back pain

•        81% – 100%: Bed-bound

NUCLEUS 181 Study Results

For the nine patients enrolled in the NUCLEUS 181 study, the average baseline back pain VAS score was 70.78, and the average baseline ODI score was 54. Four of the patients enrolled (44.4%) were on opioids at baseline. At 90 days following implant of the PerQdisc, four of nine patients experienced reduction in disability and pain that was determined to be clinically relevant for ODI (decrease >15) and back pain VAS (decrease >20 mm). At the 2-year follow-up timepoint, all five of the patients remaining in the study had clinically significant reductions in disability and pain based on ODI (decrease >15) and back VAS (decrease >20 mm). At two years following the implant procedure, the mean change in ODI score from baseline was a decrease of 44 in the 5 patients that retained the PerQdisc device and the mean change for back pain VAS compared to baseline was a decrease of 61.2 mm.

The data from the NUCLEUS 181 study indicated that the PerQdisc device was expulsion resistant and resulted in clinically relevant reduction in ODI and VAS scores for patients up to two years following the implant procedure. Of the eight patients with baseline leg pain, the rate of leg pain VAS improvement at 90 days post-implant was 100% (8 of 8 patients). At the point of two years following the implant procedure, of those patients initially experiencing leg pain, all four of the patients remaining in the study that had baseline leg pain continued to report leg pain VAS improvement (the fifth patient remaining in the study did not have baseline leg pain). The average change in disc height at 90-days was 0.34 mm (N=8) and the average disc height change at 2 years was -0.68 mm (N=5). The average change in Range of Motion at 90-days was 4.49 (N=8) and the average Range of Motion change at 2 years was -3.42 (N=5). One patient reported a sensory deficit at left L5 dermatome during the screening visit, which was resolved for all follow-up timepoints after surgery. Another patient reported a sensory deficit at left L1 dermatome during the 14-day follow-up visit, which was resolved and not reported during all remaining follow-up visits (60-day follow-up through 2-year follow-up). All patients had normal left and right motor strength, bladder and sexual function at screening and all the way through 2-year follow-up.

The adverse device effects from the PerQdisc that were observed in the NUCLEUS 181 study were largely determined to be due to surgical technique. With a refinement in the surgical procedure, we believe that the pain and disability reduction of the PerQdisc device indicates that the benefit of the PerQdisc device outweighs the risk. Four revisions were observed in the trial, and the patients were successfully converted to alternative therapies, either fusion or TDR, without any complications. A total of 10 serious adverse events were reported that were related to the PerQdisc device or procedure: subsidence, implant migration, breaking or cracking, and adverse tissue RX/inflammation. There were no expulsions reported for the 9 implanted patients. Four surgical revisions have occurred in the nine patients. One patient was determined to have a device migration outside of the disc space at each of one and two-years post implant procedure. At the two-year follow-up for this patient, the device was measured to be 3 mm outside of the disc space. In summary, three patients experienced device subsidence, six patients experienced implant migration, breaking or cracking and one patient experienced adverse tissue reaction/inflammation, each of which is a serious adverse event. The rate of device migration was determined to be 11.1% (1 of 9 patients). All nine device implantations were determined to be a technical success. At 90-days post-implant, 5 of 8 patients had the same or improved work status compared to baseline, 2 of 8 patients were not working for other unrelated reasons and 1 of 8 patients deteriorated and was unable to work 90-days post-implant. At two years, 4 of 5 patients reported working with no restrictions and 1 of 5 patients reported being unable to work due to low back condition.

Patients who withdrew from the trial were not calculated into the results listed above after their withdrawal date. Four of nine patients withdrew from the study. All four patients were considered to be withdrawn after their revision surgery. All data prior to the patient’s withdrawal has been reported.

The trial saw 5 of 9 patients complete their two-year follow up, which included one of the patients who had been on opioids at baseline. At two years, these patients had an average back pain VAS score of 10.6, and ODI score of 8.8. None of these patients were taking opioids at the two-year mark. The last patient’s follow-up visit was in March 2022.

LOPAIN1 (Clinicaltrials.gov ID: NCT04141098)

In September 2019, we initiated our LOPAIN1 clinical trial of our PerQdisc Nucleus Replacement System. LOPAIN1 was a prospective, open-label, non-randomized, single-center study that collected safety and efficacy data. Although the LOPAIN1 study was intended to be statistically powered, enrollment was terminated at 9 patients when PerQdisc received its CE mark in May 2021. All patients were enrolled from a single center in Asuncion, Paraguay. The PerQdisc was used for surgical replacement of a single nucleus pulposus between spinal lumbar discs L1-S1 using an anterior retroperitoneal (from the patient’s abdomen) or lateral transpsoas (going through the Psoas muscle on the patient’s side) approach.

The primary endpoints for the LOPAIN1 study included the following:

•        Post-implantation improvement in degree of disability measure by ODI at six months;

•        Post-implantation improvement in back pain as measured by the 100 millimeter VAS at six months; and

•        Expulsion rate calculated and compared to previous studies where a prosthetic disc nucleus was used at six months.

Secondary endpoints included preservation of intervertebral disc height at the treated level compared to pre-implant imaging; preservation of range of motion on flexion/extension radiographs as compared to pre-operative radiographs; improvement/maintenance of baseline neurologic status based on physical assessment; incidence of serious adverse events related to the implant procedure or device, incidence of revisions surgeries; improvement or deterioration of the Analgesic Pain Score; improvement or deterioration in overall health as assessed by the Roland Morris Disability Index; and rate of procedure technical success (defined as device is implanted and in good position).

LOPAIN1 Enrollment Criteria

To be eligible for enrollment in the LOPAIN1 study, patients were required to be skeletally mature and between 21 and 60 years of age presenting with symptomatic back pain who were unresponsive to non-surgical conservative treatments for at least six months, with or without leg pain attributed to single or multi-level degenerative disc disease (DDD). Patients with prior spine surgery were excluded from the study. The most significant difference between the LOPAIN1 study and the NUCLEUS 181 study is that patients with multiple level DDD were accepted, as long as a single disc was identified as the pain generator. In addition, enrolled patients in the LOPAIN1 study must have had a back pain VAS score greater than or equal to 40, and an ODI score greater than or equal to 40.

LOPAIN1 Study Results

The average back pain VAS and ODI scores for the nine patients enrolled in the LOPAIN1 study was 74.67 and 64.67, respectively, and five of the patients enrolled (55.6%) were on opioids at baseline. At follow-up visits conducted at six months following implantation, the reduction in disability and pain was clinically relevant in all seven of the patients continuing in the study for ODI (decrease >15) and 6 of 7 patients for back pain VAS (decrease >20 mm). The mean change in ODI from baseline at 6-months was a decrease of 55 in these seven patients. The mean change for back pain VAS at six-months compared to baseline was a decrease of 59.43 mm. The rate of device expulsion at 6 months was 14.29% (1 of 7). Of the five patients that were on opioids at baseline, none were on opioids at two years following implantation. Two patients experienced increased back pain that required facet blocks, one patient experienced increased back pain without facet blocks (medication only), two patients experienced implant migration, breaking or cracking and one patient experienced device expulsion. Three of nine patients withdrew from the study. All three patients were considered to be withdrawn after their revision surgery. Patients who withdrew from the trial were not calculated into the results listed above after their withdrawal date. All data prior to the patient’s withdrawal has been reported. The last patient’s follow up visit was completed in February 2023.

Similar to the NUCLEUS 181 study, the results of the LOPAIN1 study support that the PerQdisc device was generally well tolerated and showed a clinically relevant reduction in ODI and VAS for patients with the PerQdisc device after 2 years, indicating that there is benefit to the PerQdisc device. The adverse device effects that were seen were largely determined to be due to surgical technique. With a refinement in the surgical procedure, we believe that the pain and disability reduction of the PerQdisc device indicates that the benefit of the PerQdisc device outweighs the risks.

Next steps after NUCLEUS 181 and LOPAIN1

SST is currently finalizing the Clinical Evaluation Report (CER) and plans to publish the findings from the NUCLEUS 181 and LOPAIN1 studies. The drastic reduction in pain, disability, and opioid use from the patients that completed the 2-year follow up is encouraging. The data demonstrated the importance of implant positioning on device performance. The company continues investing in additional studies to refine the surgical technique and patient selection criteria. These data collection efforts intend to allow for characterizing clinical performance in a statistically reliable manner.

LOPAIN2 (Clinicaltrials.gov ID: NCT05508360)

This study is a prospective, open-label, multi-center study that will collect additional safety and efficacy data for the minimally invasive PerQdisc Nucleus Replacement System. The trial will include 72 patients aged at least 21 years presenting with back pain of discogenic origin. Patients will have degenerative disc disease (DDD) in one or more lumbar discs but the discogenic pain must be limited to a single level. The trial is currently enrolling patients in centers in Latin America, with ten patients enrolled as of November 1, 2023. We expect the 72 patients sample size to provide enough data to reliably characterize and estimate the PerQdisc performance.

LOPAIN3 (Clinicaltrials.gov ID: NCT05732818)

This study is intended to expand the indications for the PerQdisc Nucleus Replacement System. Patients that suffer clinically significant lumbar disc herniations currently undergo discectomy, which is a standard surgical procedure where a surgeon removes a portion of the bulging disc that is putting pressure on a nearby nerve and causing either back pain or leg pain or both. When a portion of the disc is removed with a discectomy procedure the nerves in the region of the herniation or disc bulge is decompressed thereby treating the pain caused by nerve compression. The standard discectomy procedure does not correct the annular (outer part of the disc) microtears associated with the herniation and is associated with a risk for re-herniation. In addition, the progressive loss of disc height and overall lack of disc turgor and weight bearing capacity may create downstream degenerative changes that lead to chronic low back pain and premature spondylosis (damage to the cartilage or bone of the neck). This study is a first-in-human, prospective, multi-center clinical study intended to gather clinical data on the feasibility, safety, and efficacy of performing the PerQdisc procedure concurrently following a successful discectomy using a minimally invasive posterolateral (through the patient’s back) approach. This study will include 50 patients that are at least 21 years or older, presenting with symptomatic radiculopathy (pinched or damaged nerve) from a focal lumbar disc herniation (herniation toward the back in a low back disc) that requires surgical decompression. The trial is currently enrolling in centers in Latin America and the country of Georgia, with plans to expand into different regions. As of November 1, 2023, one patient is enrolled in the LOPAIN3 study.

Coverage and Reimbursement

Once we receive FDA market authorization, our implants will be purchased by hospitals, ambulatory surgical centers, and other healthcare facilities that rely on third-party payors to cover and reimburse the costs of procedures that use our implants. No uniform policy of coverage or reimbursement for medical technology exists among all third-party payors; and coverage and reimbursement for procedures using our implants can differ significantly by setting of care, payor type and region. Outside the United States, reimbursement levels will vary significantly by country and by region within some countries.

Third-party payors may include government healthcare programs such as Medicare or Medicaid, private insurers or managed care organizations. The Centers for Medicare & Medicaid Services (“CMS”) is responsible for administering the Medicare program in the U.S. and, along with its contractors, establishes coverage and reimbursement policies for the Medicare program. In addition to coverage policies, third-party payors regularly update reimbursement amounts and sometimes revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ambulatory surgical centers for procedures that use our products.

Although substantially all U.S. third-party payors reimburse for spinal procedures, we cannot assure that government or private payors will cover and reimbursement the procedures for which our implants will be used in the future or that payment rates for reimbursement will be adequate. If governmental and private payers’ policies do not cover surgical procedures performed using our products, we may not be able to generate the revenues necessary to support our business.

In addition to payments to hospitals for procedures using our technology, third-party payors also make separate payments to physicians for their professional services when they perform surgeries to use medical device implants. Physicians generally bill for such services using a coding system known as Current Procedural Terminology, or CPT, codes. Physician services performed in connection with the implant of our products (once in receipt of FDA market authorization) will likely be billed using a variety of CPT codes. Physicians may choose not to use our products if reimbursement amounts do not justify the additional costs expended when employing our products.

In general, third-party reimbursement programs in the U.S. and abroad, whether government-funded or commercially insured, are developing a variety of increasingly sophisticated methods of controlling healthcare costs, including prospective reimbursement and capitation programs, group purchasing, reducing benefit coverage, requiring second opinions prior to major surgery, negotiating reductions to charges on patient bills, promoting healthier lifestyle initiatives and exploring more cost-effective methods of delivering healthcare. These types of cost containment programs, as well as legislative or regulatory changes to reimbursement policies, could limit the amount which healthcare providers may be willing to pay for our medical devices.

Healthcare Professional Training and Education

We have significantly invested in developing training techniques for surgeons who implant our product. If we are able to obtain FDA approval for the PerQdisc, we will need to make considerable continued investments in expanding our training program to expand the number of surgeons capable of implanting our product and support positive clinical outcomes.

Sales and Marketing

As of September 2023, we have not started sales operations. As soon as we gain FDA approval, we plan to market and sell our implants primarily through a direct sales force and third-party distributors. Our target customer base includes a large number of surgeons who perform spine surgery worldwide.

After we obtain regulatory approval, we also believe it will be essential to raise awareness among lower back pain sufferers, especially among people who have not been responsive to non-surgical solutions but who have not previously considered surgical solutions, that their symptoms may be treatable with a new minimally invasive surgical treatment. To raise patient awareness, we will implement targeted marketing, education and direct outreach programs. We continually update our website and have social media initiatives where we post content to educate and engage patients who may be candidates for our procedures. We plan to make additional investments to further increase patient awareness after we gain approval, and we will need to ensure that these communications comply with regulatory requirements.

Research and Development

Research and development is an important part of our business plan. Our development team will assess data from clinical trials and consult with surgeons who are key opinion leaders in order continue to improve our product and competitive position. Over time, we expect we will need to assess new indications and develop new products and techniques in order to respond to market needs. We anticipate that research and development expenses will continue to increase in the future.

Competition

We believe that the PerQdisc, if approved, will represent an important expansion in the available alternatives for surgical treatments of DDD and dLBP by offering a less invasive, proprietary surgical implant system. Over the past several years, other companies have recognized the multi-billion dollar addressable market opportunity and have attempted to develop nucleus replacement products and procedures for this population of patients. Millions of dollars have been spent by R&D teams to solve the complex problem of nucleus replacement. As of September 2023, there are no approved nucleus replacement products in any market worldwide. As such, we believe PerQdisc, if approved, has the potential to be the first commercially available product.

We expect competitors to enter the market — with new non-surgical treatments, with other less invasive surgical and non-surgical treatments, or eventually with nucleus replacement products — and an increased number of new product introductions by existing competitors. Many of our competitors in the treatment of DDD and dLBP are large, publicly traded companies that can dedicate far greater resources to the minimally invasive nucleus replacement market than we can. These companies often have wide product portfolios for spine and orthopedic surgery, which allow them to bundle products in order to win large hospital group contracts and can create a barrier to entry for us. For example, some of our competitors offer fusion and/or total disc replacement products which integrate with their surgical navigation and robotics platforms, enabling navigation of their procedures or robotic assistance for the surgical procedure itself. None of these large, established companies have a Nucleus Replacement product or procedure and none of these companies have a silicone-based implant system. Many of these companies also have large sales forces which allow them to reach more surgeons.

In addition, we expect there to be a continued push for non-surgical alternatives. Potential competitors are attempting to develop cell-based therapies for simple direct injection into a spinal disc or direct injection of biologic products or stem cells to try and rehabilitate the disc itself. Many of these potential competitors are early-stage smaller companies and target interventional pain and other physicians not trained as orthopedic and neurological surgeons for use of these products.

Since we expect to be the first to market with this novel technique and technology, we believe we will have a number of years to build a high-performance medical device company. The following are the primary competitive factors on which companies compete in our industry:

•        product and clinical procedure safety and effectiveness;

•        ease of surgical technique and use of associated instruments;

•        published clinical outcomes and evidence;

•        sales force effectiveness;

•        product support and service, and customer service;

•        comprehensive training, including disease, anatomy, diagnosis and treatment;

•        product innovation and the speed of innovation;

•        intellectual property;

•        accountability and responsiveness to customer demands;

•        scientific (biomechanics) data; and

•        pricing and reimbursement.

Intellectual Property

We protect our intellectual property through a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, trade secret and other intellectual property laws. As of March 7, 2024, we own 17 issued U.S. patents and 3 pending U.S. patent applications, and we own or have an ownership interest in 36 issued foreign patents and 9 pending foreign patent applications. We have focused our foreign patent efforts in commercially relevant jurisdictions, including China, Europe, and Japan. Our current patents covering the PerQdisc implant have projected expiry dates ranging from 2026-2039. Competitors may try to market similar devices upon the expiration of the patents.

As of March 7, 2024, we have one allowed trademark in the United States. We have sought protection for this trademark in 6 countries including the 27 member countries of the European Union through the Madrid Protocol.

We also rely upon trade secrets, know-how and continuing technological innovation, and may rely upon licensing opportunities in the future, to develop and maintain our competitive position. We may seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their agreements.

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. There can be no assurance that patents will be issued from any of our pending applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by our patents but that compete with our proprietary technology and products. Furthermore, numerous U.S. and foreign issued patents and patent applications owned by third parties exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be applications currently unknown to us that may later result in issued patents that our existing or future products or proprietary technologies may be alleged and/or found to infringe.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, we may need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how and brands, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could be costly and could divert our attention from other functions and responsibilities. Adverse determinations in litigation could reduce the barriers to entry that we have established for the PerQdisc implant, or subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing, selling or using the PerQdisc implant, any of which could severely harm our business.

SST’s patent portfolio includes patents and applications of varying scope with device claims, method claims, and kit claims. Such patent claims are related to spinal implant devices, methods of implanting spinal implant devices, methods of manufacturing spinal implant devices, and kits of components for implanting spinal implant devices. The table below summarizes our patent portfolio as of March 7, 2024, including the type of patent protection. Unless otherwise indicated, each of these patents is exclusively owned by SST.

Patents and Patent Applications

Issue Date	Patent No.	Title	Jurisdiction	Brief Description	Type of Patent Protection	Estimated Expiry Date(1)
1/17/2023	11553940	ARTICULATING SURGICAL INSTRUMENTS SUCH AS RONGEURS	United States	The patent pertains to an articulating surgical instrument such as a rongeur that includes an angular rotation mechanism.	Article of manufacture.	11/30/2039
2/21/2024	3568092	ARTICULATING SURGICAL INSTRUMENTS SUCH AS RONGEURS	Europe	The patent pertains to an articulating surgical instrument such as a rongeur that includes an angular rotation mechanism.	Article of manufacture.	1/12/2038
10/28/2022	ZL201880021815.4	A SURGICAL CUTTING INSTRUMENT	China	The patent pertains to a surgical cutting instrument having a rack that can be moved forward and rearward in a reciprocating linear motion.	Article of manufacture.	1/12/2038
3/22/2023	3576646	A SURGICAL CUTTING INSTRUMENT	Germany	The patent pertains to a surgical cutting instrument having a rack that can be moved forward and rearward in a reciprocating linear motion.	Article of manufacture.	1/12/2038
3/22/2023	3576646	A SURGICAL CUTTING INSTRUMENT	France	The patent pertains to a surgical cutting instrument having a rack that can be moved forward and rearward in a reciprocating linear motion.	Article of manufacture.	1/12/2038
3/22/2023	3576646	A SURGICAL CUTTING INSTRUMENT	United Kingdom	The patent pertains to a surgical cutting instrument having a rack that can be moved forward and rearward in a reciprocating linear motion.	Article of manufacture.	1/12/2038

Issue Date	Patent No.	Title	Jurisdiction	Brief Description	Type of Patent Protection	Estimated Expiry Date(1)
9/27/2022	11452531	A SURGICAL CUTTING INSTRUMENT	United States	The patent pertains to a surgical cutting instrument having a rack that can be moved forward and rearward in a reciprocating linear motion.	Article of manufacture.	2/9/2039
6/11/2019	10314714	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United States of America	The patent pertains to a methods of manufacturing a percutaneously deployed implantable disc replacement apparatus having inner and outer enclosures.	Process.	5/17/2037
5/2/2023	11638649	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United States of America	The patent pertains to a percutaneously deployed implantable disc replacement apparatus having inner and outer enclosures.	Article of manufacture.	7/12/2038
	18/310478	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United States of America	The application pertains to a percutaneously deployed implantable disc replacement having inner and outer enclosures and methods of manufacturing such an implant.	Article of manufacture; process.
3/8/2023	3215069	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	Germany	The patent pertains to a percutaneously deployed implantable disc replacement apparatus which is inflatable with an in-situ curable liquid polymer.	Article of manufacture.	11/4/2035
3/8/2023	3215069	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	France	The patent pertains to a percutaneously deployed implantable disc replacement apparatus which is inflatable with an in-situ curable liquid polymer.	Article of manufacture.	11/4/2035
3/8/2023	3215069	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United Kingdom	The patent pertains to a percutaneously deployed implantable disc replacement apparatus which is inflatable with an in-situ curable liquid polymer.	Article of manufacture.	11/4/2035
9/29/2020	10786360	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United States of America	The patent pertains to a percutaneously deployed implantable disc replacement apparatus which is inflatable with an in-situ curable liquid polymer and a kit for implanting such a disc replacement.	Article of manufacture.	3/20/2039
4/25/2023	11633287	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United States of America	The patent pertains to a percutaneously deployed implantable disc replacement apparatus which is inflatable with an in-situ curable liquid polymer and a method of implanting such a disc replacement.	Article of manufacture.	11/4/2035

Issue Date	Patent No.	Title	Jurisdiction	Brief Description	Type of Patent Protection	Estimated Expiry Date(1)
9/5/2019	2014241883	PROSTHETIC SPINAL DISK NUCLEUS	Australia	The patent pertains to a percutaneously deployed implantable disc replacement apparatus with inner and outer chambers and a sealing valve and a method of implanting such a disc replacement.	Article of manufacture; process.	3/3/2034
8/17/2021	2906340	PROSTHETIC SPINAL DISK NUCLEUS	Canada	The patent pertains to a percutaneously deployed implantable disc replacement apparatus with inner and outer chambers and a sealing valve.	Article of manufacture.	3/3/2034
9/1/2017	ZL201480022461.7	PROSTHETIC SPINAL DISK NUCLEUS	China	The patent pertains to a kit for percutaneously deploying an implantable disc replacement apparatus with inner and outer chambers and a sealing valve.	Article of manufacture.	3/3/2034
7/5/2017	2967910	PROSTHETIC SPINAL DISK NUCLEUS	Germany	The patent pertains to a percutaneously deployed implantable disc replacement apparatus with inner and outer chambers and a sealing valve.	Article of manufacture.	3/3/2034
7/5/2017	2967910	PROSTHETIC SPINAL DISK NUCLEUS	France	The patent pertains to a percutaneously deployed implantable disc replacement apparatus with inner and outer chambers and a sealing valve.	Article of manufacture.	3/3/2034
7/5/2017	2967910	PROSTHETIC SPINAL DISK NUCLEUS	United Kingdom	The patent pertains to a percutaneously deployed implantable disc replacement apparatus with inner and outer chambers and a sealing valve.	Article of manufacture.	3/3/2034
10/19/2023	460586	PROSTHETIC SPINAL DISK NUCLEUS	India	The patent pertains to a percutaneously deployed implantable disc replacement apparatus with inner and outer chambers and a sealing valve.	Article of manufacture.	3/3/2034
8/9/2019	6568512	PROSTHETIC SPINAL DISK NUCLEUS	Japan	The patent pertains to a percutaneously deployed implantable disc replacement apparatus with inner and outer chambers and a sealing valve.	Article of manufacture.	3/3/2034
7/13/2021	10-2279062	PROSTHETIC SPINAL DISK NUCLEUS	Republic of Korea	The patent pertains to a percutaneously deployed implantable disc replacement apparatus with inner and outer chambers and a sealing valve.	Article of manufacture.	3/3/2034

Issue Date	Patent No.	Title	Jurisdiction	Brief Description	Type of Patent Protection	Estimated Expiry Date(1)
1/17/2017	9545321	PROSTHETIC SPINAL DISK NUCLEUS	United States of America	The patent pertains to a percutaneously deployed implantable disc replacement apparatus and a method of implanting such a disc replacement.	Article of manufacture.	3/14/2033
8/9/2022	11406513	PROSTHETIC SPINAL DISK NUCLEUS	United States of America	The patent pertains to a method of implanting a prosthetic intervertebral disc implant.	Process.	3/14/2033
3/29/2016	9295479	SURGICAL DEVICE	United States of America	The patent pertains to an apparatus for removing a portion of nucleus pulposus from an intervertebral disc.	Article of manufacture.	5/10/2034
1/28/2014	8636803	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United States of America	The patent pertains to a multi-chamber implant apparatus with a re-sealable valve mechanism which is formed in situ.	Article of manufacture.	2/6/2032
3/14/2017	9592130	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United States of America	The patent pertains to a percutaneously deployed implantable disc replacement apparatus.	Article of manufacture.	5/5/2031
7/24/2018	10028839	PERCUTANEOUS IMPLANTABLE NUCLEAR PROSTHESIS	United States of America	The patent pertains to a method of implanting a disc replacement apparatus.	Process.	4/2/2030
10/14/2021	2016349205	NUCLEAR IMPLANT APPARATUS AND METHOD FOLLOWING PARTIAL NUCLECTOMY	Australia	The patent pertains to an apparatus for reinforcing a damaged annulus fibrosus which is formed in situ and methods of reinforcing a damaged annulus fibrosus.	Article of manufacture; process.	11/3/2036
11/7/2023	3004526	NUCLEAR IMPLANT APPARATUS AND METHOD FOLLOWING PARTIAL NUCLECTOMY	Canada	The patent pertains to an apparatus for reinforcing a damaged annulus fibrosus.	Article of manufacture.	11/3/2036
7/24/2020	ZL201680069969.1	NUCLEAR IMPLANT APPARATUS	China	The patent pertains to an apparatus for reinforcing a damaged annulus fibrosus which is formed in situ.	Article of manufacture.	11/3/2036
	16808831.8	NUCLEAR IMPLANT APPARATUS AND METHOD FOLLOWING PARTIAL NUCLECTOMY	European Patent Office	The application pertains to an apparatus for reinforcing a damaged annulus fibrosus which is formed in situ.	Article of manufacture.	11/3/2036

Issue Date	Patent No.	Title	Jurisdiction	Brief Description	Type of Patent Protection	Estimated Expiry Date(1)
4/18/2022	7060512	NUCLEAR IMPLANT APPARATUS AND METHOD FOLLOWING PARTIAL NUCLECTOMY	Japan	The patent pertains to an apparatus for reinforcing a damaged annulus fibrosus which is formed in situ.	Article of manufacture.	11/3/2036
	10-2018-7015721	NUCLEAR IMPLANT APPARATUS AND METHOD FOLLOWING PARTIAL NUCLECTOMY	Republic of Korea	The application pertains to an apparatus for reinforcing a damaged annulus fibrosus which is formed in situ.	Article of manufacture.
11/8/2016	9486323	NUCLEAR IMPLANT APPARATUS AND METHOD FOLLOWING PARTIAL NUCLECTOMY	United States of America	The patent pertains to an apparatus for reinforcing a damaged annulus fibrosus which is formed in situ.	Article of manufacture.	11/6/2035
1/7/2020	10524923	NUCLEAR IMPLANT APPARATUS AND METHOD FOLLOWING PARTIAL NUCLECTOMY	United States of America	The patent pertains to an apparatus for reinforcing a damaged annulus fibrosus which is formed in situ.	Article of manufacture.	1/15/2036
8/26/2021	2016315964	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Australia	The patent pertains to kits for percutaneously implanting a disc replacement apparatus, disc replacement apparatuses, and methods implanting a dis replacement apparatus.	Article of manufacture; process.	9/1/2036
	2997117	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Canada	The application pertains to kits for percutaneously implanting a disc replacement apparatus, disc replacement apparatuses, and methods implanting a dis replacement apparatus.	Article of manufacture; process.	9/1/2036
3/9/2021	ZL201680058105.X	IMPLANTABLE NUCLEAR PROSTHESIS (2)	China	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Belgium	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Switzerland	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	8/31/2036

Issue Date	Patent No.	Title	Jurisdiction	Brief Description	Type of Patent Protection	Estimated Expiry Date(1)
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Germany	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Spain	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	France	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	United Kingdom	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Italy	Kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Netherlands	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Norway	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Poland	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
1/8/2020	3344156	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Sweden	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
5/28/2021	6891176	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Japan	The patent pertains to a percutaneously deployed implantable disc replacement apparatus.	Article of manufacture.	9/1/2036
11/24/2023	10-2607758	IMPLANTABLE NUCLEAR PROSTHESIS (2)	Republic of Korea	The patent pertains to kits for percutaneously implanting a disc replacement apparatus and disc replacement apparatuses.	Article of manufacture.	9/1/2036
3/3/2020	10575967	IMPLANTABLE NUCLEAR PROSTHESIS (2)	United States of America	The patent pertains to a percutaneously deployed implantable disc replacement apparatus and a method of implanting such a disc replacement.	Article of manufacture; process.	7/22/2037

Issue Date	Patent No.	Title	Jurisdiction	Brief Description	Type of Patent Protection	Estimated Expiry Date(1)
2/14/2023	11576793	IMPLANTABLE NUCLEAR PROSTHESIS (2)	United States of America	The patent relates to kits for percutaneously implanting an inter-vertebral disc prosthesis with expandable annular enclosure and nuclear enclosure.	Article of manufacture.	11/28/2037
	18/168475	IMPLANTABLE NUCLEAR PROSTHESIS (2)	United States of America	The application pertains to a kit for implanting a nucleus replacement device and a nucleus replacement device.	Article of manufacture.
	2019384660	IMPLANTABLE NUCLEAR PROSTHESIS, KITS, AND RELATED METHODS	Australia	The application pertains to a kit for implanting a nucleus replacement device and a nucleus replacement device.	Article of manufacture.	9/4/2039
	3111639	IMPLANTABLE NUCLEAR PROSTHESIS, KITS, AND RELATED METHODS	Canada	The application pertains to a kit for implanting a nucleus replacement device and a nucleus replacement device.	Article of manufacture.	9/4/2039
	201980069826.4	IMPLANTABLE NUCLEAR PROSTHESIS, KITS, AND RELATED METHODS	China	The application pertains to a kit for implanting a nucleus replacement device and a nucleus replacement device.	Article of manufacture.
	19886958.8	IMPLANTABLE NUCLEAR PROSTHESIS, KITS, AND RELATED METHODS	European Patent Office	The application pertains to a kit for implanting a nucleus replacement device and a nucleus replacement device.	Article of manufacture.	9/4/2039
	2021-536678	IMPLANTABLE NUCLEAR PROSTHESIS, KITS, AND RELATED METHODS	Japan	The application pertains to a kit for implanting a nucleus replacement device and a nucleus replacement device.	Article of manufacture.
	10-2021-7009165	IMPLANTABLE NUCLEAR PROSTHESIS, KITS, AND RELATED METHODS	Republic of Korea	The application pertains to a kit for implanting a nucleus replacement device and a nucleus replacement device.	Article of manufacture.

Issue Date	Patent No.	Title	Jurisdiction	Brief Description	Type of Patent Protection	Estimated Expiry Date(1)
9/5/2023	11744710	IMPLANTABLE NUCLEAR PROSTHESIS, KITS, AND RELATED METHODS	United States of America

This patent pertains to an inter-vertebral disc prosthesis apparatus intended for percutaneous deployment with an expandable annular enclosure and nuclear enclosure and a kit for implanting such a device.

					Article of manufacture.	9/15/2039
	18/450321	IMPLANTABLE NUCLEAR PROSTHESIS, KITS, AND RELATED METHODS	United States of America	The application pertains to a kit for implanting a nucleus replacement device, a nucleus replacement device, and a method of implanting a nucleus replacement device.	Article of manufacture; process.

____________

(1)      Nominal expiration date based on earliest effective filing date. Not including any possible patent term extensions or adjustments

(2)      One of the named co-inventors has not signed a patent assignment assigning his rights to SST related to this application. The other two co-inventors have signed an assignment of their rights to SST.

Government Regulation

Regulation of Our Products and Business

The PerQdisc implant is subject to extensive and ongoing regulation worldwide as a long-term implant and medical device. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the United States, Europe, Japan, China and other countries. The most significant applicable regulations for our products are, in the U.S., the Federal Food, Drug, and Cosmetic Act (“FDCA”) as implemented and enforced by the FDA, and in EU, the Medical Device Regulation (EU) No 2017/745 (“MDR”). The FDA, our notified body, and other regulatory agencies govern the activities that we perform or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses, including the following:

•        product design, research, development, nonclinical and clinical research, and manufacture;

•        product testing, labeling, packaging, and storage;

•        record keeping procedures;

•        product marketing, promotion, advertising, sales, distribution, export, and import; and

•        post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions, and repair or recall of products.

U.S. Regulation of Medical Devices

In the U.S., there are numerous FDA regulatory requirements governing the development, clearance or approval and marketing of our products. These include:

•        regulations requiring that preclinical testing be performed in accordance with FDA’s Good Laboratory Practice (“GLP”) requirements;

•        IDEs to conduct clinical trials for significant risk devices and regulations requiring that clinical trials be conducted in accordance with FDA’s Good Clinical Practice (“GCP”) requirements, which include extensive monitoring, recordkeeping, and reporting requirements;

•        regulations pertaining to premarket clearance or approval of medical devices, such as regulations pertaining to clearance of a premarket notification (“510(k)”), the grant of a de novo request for classification, or approval of a PMA application;

•        the Quality System Regulation (“QSR”), which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•        product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•        packaging, storage and labeling regulations, including pertaining to Unique Device Identification, and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•        clearance of product modifications for 510(k)-cleared products that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices or approval of supplemental PMA applications for certain changes to an approved device;

•        medical device reporting (“MDR”) regulations, which require manufacturers to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•        post-approval restrictions or conditions, including post-approval study commitments;

•        post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•        the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•        regulations pertaining to voluntary recalls, imports and exports; and

•        notices of corrections or removals.

Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as issuance of warning letters, import detentions, civil monetary penalties and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, PerQdisc, and any other medical device we wish to commercially distribute in the United States will require either 510(k) clearance or approval of a PMA application from the FDA. The FDA classifies medical devices into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness.

Devices deemed to pose lower risks are placed in either Class I or II, which typically requires the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as “510(k) clearance.” Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring approval of a PMA application, or “PMA approval,” before marketing of the Class III device can proceed. Unless subject to an exemption or waiver, FDA collects user fees.

The PerQdisc, which includes the disc access system, imaging balloons, implant delivery device, implant fill device, and cartridge dispensing gun, will be considered an implantable, Class III device that requires approval of a PMA application. Moreover, FDA generally refers “first-of-a-kind” devices, such as the PerQdisc, to an FDA advisory panel for review and recommendation, which is a particularly unpredictable and complex step in the PMA process. For the custom rongeur devices that are used in connection with PerQdisc, we expect to initially pursue U.S. FDA clearance through the 510(k) process, and we may seek marketing authorization for some of our future product candidates through FDA’s de novo classification process.

Clinical Trials

In order to conduct the registrational clinical trial that will be required to obtain PMA approval, we must either show that the device presents a nonsignificant risk or obtain an investigational device exemption application (“IDE”) prior to commencement of human clinical investigation. An IDE must be approved in advance by the FDA for a specified number of subjects that are specifically identified in a trial protocol, and a specific number of patients. We are currently preparing to submit an IDE to the FDA, which, if approved, would be our first clinical trial in the United States.

The FDA process for gaining approval for an IDE trial is complex, unpredictable, and time consuming. An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA may change the requirements needed to be met to gain IDE approval, or the FDA may release new standards or test requirements the company must comply with to gain approval for the trial. In addition to the potential for evolving legal requirements, IDE approval standards may change due to internal FDA changes, such as changes to personnel or policies, and we may not have notice or visibility into whether certain conditions will become subject to change. For example, in the past we have experienced delays in the review process due to turnover in FDA staff reviewers. We plan to make a number of required submissions to the FDA in the second quarter of 2024 in order to continue to proceed with the IDE approval process. Subject to FDA approval of our IDE, we are currently targeting initial enrollment in our FDA trial in 2024 and, subject to the results of such trial, FDA approval of a PMA application by late 2027.

After obtaining approval for our IDE trial, we will need to conduct clinical trials in compliance with FDA’s GCP requirements to proceed with the FDA approval process, including compliance with FDA’s extensive monitoring, recordkeeping and reporting requirements.

Clinical trials must be conducted under the oversight of an institutional review board (IRB), and the relevant clinical trial sites must comply with FDA regulations, including but not limited to those relating to GCP. To conduct a clinical trial, we also are required to obtain the subjects’ informed consent that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA, or the IRB, could suspend, discontinue, or impose other sanctions on a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Information about certain clinical trials must be submitted within specific timeframes for public dissemination on the ClinicalTrials.gov website. Required records and reports are subject to inspection by the FDA.

Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and effectiveness of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States.

PMA Approval Process

The PMA process is complex and time-consuming. A PMA application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, typically including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling.

After a PMA application is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. Under the FDCA, the FDA has 180 days to review a filed PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. Although the FDA is not bound by the advisory panel decision, the panel’s recommendations are important to the FDA’s overall decision making process. In addition, the FDA may conduct a preapproval inspection of the manufacturing facility to ensure compliance with QSR requirements. The agency also may inspect one or more clinical sites to assure compliance with FDA’s regulations.

Upon completion of the PMA application review, the FDA may: (i) approve the PMA application which authorizes commercial marketing with specific prescribing information for one or more indications, which can be more limited than those originally sought; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA application is approvable and states what additional information the FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset.

Approval by the FDA of original PMAs or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an original PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory panel.

For the custom rongeur devices that are used in connection with PerQdisc, we expect to initially pursue U.S. FDA approval through the 510(k) process. To obtain 510(k) clearance for a medical device, an applicant must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics, or (ii) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise different questions of safety and effectiveness than the predicate device and is at least as safe and effective as the predicate device. A showing of substantial equivalence sometimes, but not always, requires clinical data.

Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information before the FDA will proceed with additional review of the submission. By regulation, the FDA has 90 days from acceptance of the 510(k) submission for review to review and issue a determination. As a practical matter, clearance often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, for example, due to a finding of a lack of a predicate device, or that the proposed device has a new intended use or different technological characteristic that raise different questions of safety or effectiveness when the proposed device is compared to the cited predicate device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA application requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process, which is a marketing pathway to classify low to medium risk medical devices for which general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the device’s intended use, but for which there is no legally marketed predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, if the modification changes the classification of the product to Class III, PMA approval. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance. Many minor modifications today are accomplished by a “letter to file” in which the manufacturer documents the rationale for the change and why a new 510(k) is not required. However, the FDA may review such letters to file to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Expedited Development and Review Programs

FDA’s Breakthrough Devices Program is a voluntary program offered to manufacturers of certain medical devices and device-led combination products that may provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. The goal of the program is to provide patients and health care providers with more timely access to qualifying devices by expediting their development, assessment and review, while preserving the statutory standards for marketing authorization.

The program is available to medical devices that meet certain eligibility criteria, including that the device provides more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions, and that the device meets one of the following criteria: (i) the device represents a breakthrough technology, (ii) no approved or cleared alternatives exist, (iii) the device offers significant advantages over existing approved or cleared alternatives, or (iv) the availability of the device is in the best interest of patients. Breakthrough Device designation provides certain benefits to device developers, including more interactive and timely communications with FDA staff, use of postmarket data collection, when scientifically appropriate, to facilitate expedited and efficient development and review of the device, opportunities for efficient and flexible clinical study design, and prioritized review of premarket submissions.

Manufacturing Regulations

FDA requires manufacturers of medical device to register their facilities. The FDA has broad post-market and regulatory enforcement powers. Manufacturers are subject to announced and unannounced inspections by the FDA to determine compliance with the QSR and other regulations, and these inspections may include assessment of our manufacturing operations and those of our subcontractors. Failure by manufacturers or their suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

•        untitled letters, warning letters, fines, injunctions, consent decrees, and civil penalties;

•        unanticipated expenditures to address or defend such actions;

•        customer notifications for repair, replacement, refunds;

•        recall, detention or seizure of our products;

•        operating restrictions or partial suspension or total shutdown of production;

•        refusing or delaying our requests for 510(k) clearance or PMA approval of new products or modified products;

•        operating restrictions;

•        withdrawing 510(k) clearances or PMA approvals that have already been granted;

•        refusal to grant export approval for our products; or

•        criminal prosecution.

Post-Market Regulation

After a device is approved and placed on the market, numerous regulatory requirements continue to apply. These include:

•        Product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•        the QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of the manufacturing process, and under recently adopted harmonization rules will conform to the requirements ISO 13485:2016 that we currently meet;

•        packaging, storage and labeling regulations, including pertaining to Unique Device Identification, and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indications;

•        clearance of product modifications for 510(k)-cleared products that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•        approval of product modifications that affect the safety or effectiveness of one of our approved devices;

•        MDR regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•        post-approval restrictions or conditions, including post-approval study commitments;

•        post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•        the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•        regulations pertaining to voluntary recalls, imports and exports; and

•        notices of corrections or removals.

Labeling, advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine, or criminal penalties. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, we could be subject to additional significant penalties, such as exclusion from participation in federal healthcare programs, and our reputation could be damaged, and adoption of the products would be impaired.

In addition, under the federal Lanham Act and similar state laws, competitors, and others can initiate litigation relating to advertising claims.

Failure to comply with applicable post-market requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as issuance of warning letters, import detentions, civil monetary penalties and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

Regulatory Status

In April 2021 we obtained ISO 13485 certification from our notified body, GMED, LNE, for the design, development and manufacture of spinal orthopedic implants. SST maintains current ISO 13485 certification of the Kilkenny, Ireland facility.

In May 2021 we obtained a CE Certificate from our notified body, GMED, LNE, and affixed a CE mark to our PerQdisc Nucleus Replacement System to allow commercialization of our PerQdisc device in the EU. In the EU PerQdisc Nucleus Replacement System was intended to replace the nucleus pulposus of the intervertebral disc in the L1-S1 spinal region in patients with single level discogenic pain. The PerQdisc CE Mark was suspended in September 2022, and our notified body has confirmed that it requires additional clinical data (including data with a statistically relevant number of subjects, a follow-up period and target patient population adapted to the device and the technique) or clinical study data in order to reinstate it, which will present challenging patient consent and record-keeping requirements. We plan to continue to work with our notified body to remove the suspension of the CE Mark in the EU, but there is no guarantee that our notified body will remove the suspension or on what timing. Regardless of whether the CE Mark is reinstated, we will need to apply for a CE Mark under the new MDR in order to continue to place our product on the market. The PerQdisc device is a class IIb implantable medical device under the MDD. Class IIb implantable medical devices lawfully placed on the market pursuant to the MDD prior to May 26, 2021 may generally continue to be made available on the market or put into service until, at the latest, December 31, 2027, provided certain requirements under the MDR are fulfilled (including requirements for post-market surveillance, quality management systems, and engagement with notified bodies). There is no guarantee that we will be able to reinstate our CE Mark or obtain a CE Mark under the new MDR when we apply.

As of May 26, 2021, the EU no longer applies the Mutual Recognition Agreement between the EU and Switzerland. Accordingly, manufacturers outside of Switzerland are required to appoint a Swiss authorized representative in compliance with the Swiss Medical Device Ordinance. As a consequence, we have appointed an authorized representative in Switzerland and continue to work to meet Swiss requirements for the import of medical devices.

We have been in discussions with the FDA regarding an IDE trial for the PerQdisc Nucleus Replacement System. We intend to submit the PerQdisc IDE by second quarter of 2024. Subject to FDA approval of our IDE, we are currently targeting initial enrollment in our FDA trial in 2024 and, subject to the results of such trial, FDA approval of a PMA application by late 2027. However, FDA approval is not guaranteed, and each step of the process may take longer than we have planned.

Medical Device Regulation Outside the U.S.

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in other countries. For example, our devices are currently required to comply with the Medical Device Regulation, or MDR, in the EU. The higher the class of the device, the greater the involvement of a notified body in the conformity assessment. For class III devices, a premarket clinical investigation is compulsory, with some exceptions such as modifications of an existing device, demonstrated equivalence to CE-marked device, placed on the market under the MDD for which sufficient clinical data is already available, and specific exemptions in Article 61(6)(b) of the MDR. For Class III devices, the notified body must also follow the clinical evaluation consultation procedure where certain documentation including the clinical evaluation report is submitted for review by expert panels. The notified body must notify the Member State competent authorities of the certificates it has been granted for Class III devices. The manufacturer also must update the post-market clinical follow-up evaluation report and periodic safety update report annually.

The MDR is, among other things, intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation. The MDR includes significant requirements for placing medical devices on the market and requires extensive post-market surveillance. Among other things, it:

•        requires medical devices to meet more stringent criteria before being placed on the market and reinforces surveillance once they are available;

•        strengthens the clinical data requirements related to medical devices;

•        strengthens the designation and monitoring processes governing notified bodies;

•        establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•        provides for increased traceability of medical devices following the introduction of a Unique Device Identification system;

•        sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•        strengthens the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

The MDR substantially augments those aspects of the MDD governing clinical investigations of medical devices. In addition to detailed provisions concerning the authorization and conduct of clinical investigations, the MDR imposes on non-EU sponsors a responsibility to appoint a legal representative established in the EU and an obligation on EU Member States to ensure that systems exist to compensate clinical investigation participants who are harmed in that jurisdiction due to their participation.

The MDR classifies medical devices based on a risk-based system that takes into account the vulnerability of the human body and the potential risks associated with the medical device. The device classification system uses criteria such as duration of contact with the body, degree of invasiveness, local versus systemic effects, and potential toxicity. The MDR classification rules are established in Annex VIII of the MDR. The medical device classification dictates the regulations that are applicable to the device and outlines conformity assessment routes as well as clinical investigation requirements and post-market surveillance requirements. The MDR classification rules, which are set forth in Annex VIII of the MDR, categorizes medical devices in one of four classes, summarized as follows:

•        Class I: low-risk, non-invasive (i.e., does not enter a patient’s body) devices.

•        Class IIa: medium-risk, invasive devices designed for transient (less than one hour) or short-term (less than 30 days) use.

•        Class IIb: medium-to-high risk devices that are either active (i.e., the device’s operation depends on an energy source) or invasive, and designed for long-term (more than 30 days) use or that are implantable.

•        Class III: high-risk, invasive devices that are designed for long-term use or that are implantable.

Under the MDR, the PerQdisc will be classified as a Class III medical device. The higher the class of the device, the greater the involvement of a notified body in the conformity assessment. A premarket clinical investigation is generally required under the MDR for Class III devices, with some exceptions such as modifications of an existing device, demonstrated equivalence to a CE-marked device, placement on the market under the MDD for which sufficient clinical data is already available, and other specific exemptions described in the MDR. For Class III devices, the notified body must also follow the clinical evaluation consultation procedure where certain documentation including the clinical evaluation report is submitted for review by expert panels. The notified body must notify the Member State competent authorities of the certificates that have been granted for Class III devices. The manufacturer also must update the post-market clinical follow-up evaluation report and periodic safety update report annually. The MDR and the requirement for a post-market clinical follow-up (“PMCF”) program for all Class IIb implantable medical devices and Class III devices currently presents a major limitation to commercializing any such medical devices in the EU. The PMCF process requires a full investigation protocol and collecting clinical data on a significant number of patients after a product is commercialized. The data collection process requires patient consent procedures.

The Company and the Notified Bodies who will oversee compliance to the new MDR face significant uncertainties as the MDR is rolled out and enforced by the applicable regulatory authorities in the upcoming years. Notified Bodies have lengthened their review times and may not have sufficient resources or expertise to implement MDR, which could result in the issuance of CE marks under MDR to be significantly delayed, canceled, or otherwise rejected. Penalties for regulatory non-compliance can be severe, including fines and revocation or suspension of a company’s business license, mandatory price reductions and criminal sanctions.

GMED, LNE is SST’s current Notified Body. As the Notified Body, GMED has the responsibility of assessing the PerQdisc Nucleus Replacement System as a medical device. The Notified Body has the ability to grant a CE-mark to each device prior to the device being placed on the market. The role of Notified Body is to conduct a conformity assessment under the MDR. The conformity assessment involves an audit of the manufacturer’s quality management system and, in the case of a Class III device, a review of the relevant technical documentation in support of the safety and performance requirements for the medical device.

The aforementioned EU rules are generally applicable in the European Economic Area, which consists of the 27 EU Member States plus Norway, Liechtenstein and Iceland.

The Medicines and Healthcare Products Regulatory Agency (“MHRA”) is the regulatory authority responsible for the Great Britain (i.e. England, Wales and Scotland) medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended) that sought to give effect to the three pre-existing EU directives governing active implantable medical devices, general medical devices and in vitro diagnostic medical devices. In general, Northern Ireland continues to be governed by EU rules according to the Northern Ireland Protocol. Following the end of the Brexit transitional period on January 1, 2021, new regulations require medical devices to be registered with the MHRA before being placed on the Great Britain market. The MHRA will only register devices where the manufacturer or their United Kingdom Responsible Person has a registered place of business in the United Kingdom. Manufacturers based outside the United Kingdom will need to appoint a UK Responsible Person that has a registered place of business in the United Kingdom to register devices with the MHRA. In Great Britain, all medical devices will require a UK Conformity Assessed (“UKCA”) mark but

CE marks issued by EU notified bodies will remain valid until, at the latest, June 30, 2030 depending on device type, classification and the applicable EU legislation under which the device was CE marked. However, UKCA marking will not be recognized in the EU. The rules for placing medical devices on the market in Northern Ireland, which is part of the United Kingdom, differ from those in the rest of the United Kingdom. Compliance with this legislation is a prerequisite to be able to affix the UKCA mark to our products, when and if approved, without which they cannot be sold or marketed in Great Britain.

In Europe, the advertising and promotion of our products is currently subject to the provisions of Directive 2006/114/EC concerning misleading and comparative advertising, Directive 2005/29/EC on unfair commercial practices, and the Medical Device Regulation, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Healthcare Fraud and Abuse

Federal and state governmental agencies and equivalent foreign authorities subject the healthcare industry to scrutiny, including heightened civil and criminal enforcement efforts. These laws limit the kinds of financial arrangements we may have with hospitals, ambulatory surgical centers, physicians, and other potential purchasers and prescribers of our products. Federal and state healthcare fraud and abuse laws apply to our business whenever a customer submits a claim for an item or service that is reimbursable under Medicare, Medicaid, or other government funded healthcare programs. The laws that may affect our ability to operate include:

•        the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, arrangement for, or recommendation of, items or services for which payment may be made, in whole or in part, under federal healthcare programs, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of, or a specific intent to violate, the law;

•        the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds; knowingly making, using, or causing to be made or used, a false record or statement to get a false claim paid or to avoid, decrease, or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Actions under the False Claims Act may be brought by the government or as a qui tam action by a private individual in the name of the government and to share in any monetary recovery. There are also criminal penalties for making or presenting a false or fictitious or fraudulent claim to the federal government;

•        the federal Health Insurance Portability and Accountability Act of 1996, which imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program including private third-party payors, or knowingly and willfully falsifying, concealing, or covering up a material fact or making a materially false, fictitious, or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items, or services;

•        the federal U.S. Physician Payments Sunshine Act, implemented by the Centers for Medicare & Medicaid Services (“CMS”) as the Open Payments program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS, information related to payments and other “transfers of value” made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (including physician assistants and nurse practitioners), and teaching hospitals, and requires applicable manufacturers to report annually to CMS ownership and investment interests held by physicians and their immediate family members and payments or other “transfers of value” to such physician owners;

•        analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers and patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state beneficiary inducement laws, and state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If we or our employees are found to have violated any of the above laws we may be subject to significant administrative, civil and criminal penalties, including imprisonment, exclusion from participation in federal health care programs, such as Medicare and Medicaid, significant fines, monetary penalties and damages, the restructuring or curtailment of our operations, imposition of compliance obligations and monitoring, and damage to our reputation. For a more detailed description of the federal and state health care fraud and abuse laws, see the risk factor “We and our sales representatives must comply with U.S. federal and state fraud and abuse laws, including those relating to healthcare provider kickbacks and false claims for reimbursement, and other applicable federal and state healthcare laws, as well as equivalent foreign laws, and failure to comply could negatively affect our business” in the Risks Related to Our Legal and Regulatory Environment section of Item 1A of this Annual Report on Form 10-K.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws in other countries, such as the United Kingdom Bribery Act, generally prohibit companies and their intermediaries from making improper payments to government officials and/or other persons for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws.

Both the federal and state governments in the U.S. and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. Such legislation and regulations may result in decreased reimbursement for medical devices, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices.

Environmental Regulations

We outsource much of the manufacturing of our products. Therefore we have not incurred significant expenses relating to our compliance with federal, state, or local environmental laws and do not expect to incur significant expenses in the foreseeable future. However, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot predict with any certainty that future material capital or operating expenditures will not be required in order to comply with applicable environmental laws and regulations.

Data Privacy and Security Laws

We are also subject to various federal, state and foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers, such as the Health Insurance Portability and Accountability Act, and its implementing regulations, as amended by Health Information Technology for Economic and Clinical Health Act enacted under the American Recovery and Reinvestment Act 2009 (“ARRA”) (collectively, “HIPAA”), in the United States.

HIPAA imposes obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HIPAA also requires the notification of patients, reporting to the U.S. Department of Health and Human Services (“HHS”), and other compliance actions, in the event of a breach of unsecured Protected Health Information (“PHI”). Required notification must be provided without unreasonable delay and in no event later than 60 calendar days after discovery of the breach, under HIPAA. In addition, if the PHI of 500 or more individuals is improperly used or disclosed, HHS would post the notification on its website, and we may be required to notify the media. Failure to comply with the HIPAA privacy and security standards can result in significant civil monetary penalties, and, in certain circumstances, criminal penalties, including imprisonment.

In addition, even when HIPAA does not apply other federal and state laws impose security obligations. For example, according to the Federal Trade Commission (“FTC”), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Medical data is considered sensitive data that merits stronger safeguards.

In the European Union (“EU”), we are subject to laws relating to our collection, control, processing and other use of personal data (i.e., data relating to an identifiable living individual). We process personal data in relation to our operations. We process data of our employees, consultants, certain individuals who may be affiliated with our customers, including physician users of our products and, in the context of clinical investigations, patients. The personal data may include sensitive personal data including health information. The data privacy regime in the EU includes the EU General Data Protection Regulation, or the GDPR, effective on May 25, 2018 and the E-Privacy Directive 2002/58/EC and the national laws implementing it. Each EU Member State may adopt additional legislation implementing these regulations into its own national data privacy regime and therefore the laws may differ by jurisdiction, sometimes significantly. We need to ensure compliance with the rules in each jurisdiction where we are established or are otherwise subject to local privacy laws.

The GDPR is directly applicable in each EU Member State. This should, in principle, result in a more uniform application of data privacy laws across the EU. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to be transparent and to disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant-the greater of €20 million or 4% of global turnover. The GDPR provides that EU Member States may introduce further conditions, including limitations, to the processing of genetic, biometric, or health data, which could limit our ability to collect, use and share personal data, or could cause our compliance costs to increase, ultimately having an adverse impact on our business. Each EU Member State may also adopt additional related legislation and guidance in its own national data privacy regime and therefore the laws may differ by jurisdiction, sometimes significantly. We need to ensure compliance with the rules in each jurisdiction where we are established or are otherwise subject to local privacy laws.

We are subject to the supervision of local data protection authorities in those jurisdictions where we are established or otherwise subject to applicable law. We depend on a number of third parties in relation to our provision of our services, a number of which process personal data on our behalf. With each such provider we enter into contractual arrangements to ensure that they only process personal data according to our instructions and applicable laws, and that they have sufficient technical and organizational security measures in place to fulfil their related obligations. Where we transfer personal data outside the EEA, we do so in compliance with the relevant data export requirements. We take our data protection obligations seriously, as any improper disclosure, particularly with regard to our customers’ sensitive personal data, could negatively impact our business and/or our reputation.

Manufacturing and Supply

We use third-party manufacturers to produce our implants and instruments. To mitigate supply risk, we use a rolling twelve month forecast and take into consideration production lead times to maintain adequate levels of inventory. Most of our instruments have secondary manufacturing suppliers and we continually work with additional manufacturers as our secondary suppliers. Substantially all of our products, including all of our implants, are manufactured in the United States and Ireland or Germany.

Our primary supplier for the PerQdisc is Prospect Life Sciences (PLS). We entered into a non-exclusive Manufacturing, Quality and Supply Agreement with PLS on August 23, 2018. The agreement had an initial five year term that was extended through August 23, 2026. Pursuant to this agreement, PLS manufactures the components of the PerQdisc Nucleus Replacement System in accordance with our specifications, including both purchased components, as well as custom components which become our finished PerQdisc Nucleus Replacement System. The current agreement does not require us to purchase product in excess of our forecasted amounts. SST purchases all components needed to manufacture the PerQdisc Nucleus Replacement System. PLS manufactures the devices and bills at agreed to time and material rates. The agreement provides for continued operation under its terms following expiration. The agreement may be terminated early by either party, with or without cause, upon 30 days’ prior written notice to the other party. PLS is currently our only manufacturer of the PerQdisc Nucleus Replacement System.

The PerQdisc implant and imaging balloon membranes are constructed of silicone. Additionally, the fill material for the PerQdisc implant requires a proprietary room temperature vulcanizing (hardening) silicone. All silicone materials of construction are supplied by NuSil (Carpinteria, CA), with whom SST has a master supply agreement, effective January 21, 2021 and with an initial term through December 31, 2026. The agreement automatically renews for successive one-year periods unless a party provides written notice of intent to terminate the agreement no later than six months prior to the expiration of the then-current period. The agreement contains customary termination provisions in the event of a material breach by either party that is not cured within 45-days after written notice thereof, or if a party becomes insolvent, files for bankruptcy protection or other similar event. Additionally, NuSil may reduce quantities it has agreed to provide to us under the agreement in the event of an act of God or similar unpredictable event, and may immediately terminate the agreement, or sales of one or more specific products under the agreement, in the event of serious adverse experience with an application in which its products are used or incorporated, which causes NuSil to determine, in its sole discretion, that the risks of continuation of sales under the agreement outweigh its benefits. During the initial term, our agreement does not permit NuSil to discontinue any product that we purchase thereunder, unless it is prohibited by law or a government authority from manufacturing the product, or a necessary raw material is no longer available from any source. After the initial term of the agreement, NuSil must provide us with six months’ notice of elective decisions to discontinue any products we purchase under the agreement, and prompt or immediate notice if a discontinuation results from notice that a necessary raw material is no longer available from any source or that NuSil is no longer able to provide the product due to an applicable law prohibiting or penalizing the manufacture or sale of the product. Under our agreement with NuSil, we agreed to purchase all of our requirements for silicone materials used in our PerQdisc implant from NuSil, and NuSil has agreed not to manufacture or sell products to any other person containing certain silicone materials for any application or use in the treatment of degenerative disc disease of the spine. The agreement provides us with fixed pricing on the silicone, silicone adhesives and primer material used to construct the PerQdisc implant and PerQdisc imaging balloon membranes.

The PerQdisc implant and imaging balloon membrane materials are manufactured through a liquid injection molding process by GFE LLC (Cape Neddick, ME) under the terms of our standard supplier quality agreement and individual purchase orders delivered to GFE. In addition to GFE, we have duplicated the molding process at our contract manufacturer Prospect Life Sciences in order to meet future production demands and to act as a backup supplier to GFE LLC.

The PerQdisc Nucleus Replacement System requires a number of pituitary rongeurs (reusable surgical instruments) to perform the nuclectomy process (removal of diseased disc to make space for the PerQdisc), which means removing a portion of the inner portion of a lumbar disc called the nucleus. These custom rongeurs that are used (and re-used) in every one of our procedures are manufactured by PSM Medical GmbH (Gunningen, Germany) under our standard supplier quality agreement and individual purchase orders delivered to PSM, which are made in the ordinary course of business and upon which we are not substantially dependent.

Our supplier quality agreements require our suppliers to adhere to appropriate quality systems, maintain certain records, permit quality system audits and provide validations upon our request, and require supplied products to be traceable to the materials and processes used, and the dates of manufacture. Suppliers are required to inform us of any change in materials, design, processes, procedures, or facilities that may affect the ability of the purchased product or service to meet specified requirements, and to provide certificates of conformance when required by our specifications. Our form of supplier quality agreement is attached hereto as Exhibit 10.21.

We believe that our manufacturing operations, and those of our suppliers, comply with the QSR, as well as Medical Devices Regulations in the EU. Manufacturing facilities that produce medical devices or component parts intended for distribution world-wide are subject to regulation and periodic planned and unannounced inspection by the FDA and other domestic and international regulatory agencies.

We are required to obtain and maintain various quality assurance and quality management certifications, including those issued by GMED, LNE our notified body. GMED, LNE has issued the following international certifications: Quality Management System ISO13485:2016 for our location in Kilkenny, Ireland. SST maintains an ISO 13485 certified facility in Kilkenny Ireland. The ISO certification is for the design, development, and manufacture of orthopedic implants.

We are required to demonstrate continuing compliance with applicable regulatory requirements to maintain these certifications and will continue to be periodically inspected by international regulatory authorities for certification purposes. Further, we and certain of our suppliers are required to comply with all applicable regulations and current good manufacturing practices. As set forth above, these FDA and international regulations cover, among other things, the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of our products. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections. If we or our manufacturers fail to adhere to current good manufacturing practice requirements, this could delay production of our products and lead to fines, difficulties in obtaining regulatory approvals, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on our financial condition or results of operations.

Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. We are not currently party to any legal proceedings.

Product Liability and Insurance

We maintain insurance that we believe to be customary for a business in our industry and stage of development. If we obtain FDA approval and are able to market and sell our products, we will be subject to greater risk of financial exposure to product liability claims and will need to expand our insurance coverage. We cannot assure you that these policies will be sufficient to cover all or substantially all losses that we experience.

Human Capital Resources

Our ability to recruit, develop and retain highly skilled talent is a significant determinant of our success. As of September 1, 2023, we had approximately 10 employees in roles supporting, product development, Clinical programs, Regulatory, Quality, manufacturing and general administrative and accounting, both domestically and internationally. We consider our relationship with our employees to be good. None of our employees are represented by a labor union or party to a collective bargaining agreement.

Company History

SST was founded in 2010 by the main inventors of the PerQdisc concept, Interventional Radiologists Nadi Hibri, M.D. and Jim Lutz Mark, M.D. Our current President and Chief Executive Officer, Mark Novotny started with the inventors as a consultant and then joined full time in the CEO role in November 2015.

Properties

We lease a 9,395 square foot facility in Kilkenny, Ireland, which we use for design, development, manufacturing, and assembly of our PerQdisc implant and the tool kit used by surgeons to prepare the disc space for PerQdisc. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.

Corporate Information

We were organized as a Texas limited liability company on November 30, 2010. Our principal executive offices are located at P.O. Box 90622, San Antonio, Texas 78209 and our telephone number is (201) 787-1221. We also have a facility in Kilkenny Ireland, the address is Unit 4, Kilkenny Enterprise Center, IDA Ireland Purcellsinch Business Park, Dublin Road, Kilkenny, Ireland. Our website address is www.sstspine.com. We entered into a business combination with BlueRiver on July 21, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF SST

You should read the following discussion and analysis of SST’s financial condition and results of operations together with our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, together with related notes thereto included elsewhere in this proxy statement/prospectus. The discussion and the analysis should also be read together with the section of this proxy statement/prospectus entitled “Information About SST.” The following discussion contains forward-looking statements based upon SST’s current expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and/or elsewhere in this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. In this section, unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “us”, “SST,” “SST’s,” and “its” refer to Spinal Stabilization Technologies, LLC and its consolidated subsidiaries.

Overview

We are a medical device company dedicated to solving musculoskeletal disorders of the spine. Leveraging our knowledge of spine anatomy, physiology and biomechanics, we have pioneered a proprietary minimally invasive surgical implant system to address degenerative disc disease. Specifically, our technology is designed to replace the nucleus pulposus of a lumbar disc with an in-situ formed custom implant. Our products include a patented silicone implant, and the instruments used to prepare the disc space for implantation. The company is clinical stage and is preparing for its US FDA Investigational Device Exemption (IDE) pivotal study to support a premarket approval (PMA) filing.

SST’s products and techniques are based on the philosophy that less invasive surgery may be associated with better clinical outcomes and could improve the lives of many patients that have limited options for treating their back pain. SST has an extensive worldwide intellectual property portfolio and is focused on evidence-based medicine and continues to conduct numerous clinical trials.

In May 2021, we obtained a CE Certificate from our notified body, GMED, LNE, and affixed a CE mark to our PerQdisc Nucleus Replacement System to allow commercialization of our PerQdisc device in the EU. In the EU PerQdisc Nucleus Replacement System was intended to replace the nucleus pulposus of the intervertebral disc in the L1-S1 spinal region in patients with single level discogenic pain. The PerQdisc CE Mark was suspended in September 2022, and our notified body has confirmed that it requires additional clinical data (including data with a statistically relevant number of subjects, a follow-up period and target patient population adapted to the device and the technique) or clinical study data in order to reinstate it, which will present challenging patient consent and record-keeping requirements. We plan to continue to work with our notified body to remove the suspension of the CE Mark in the EU, but there is no guarantee that our notified body will remove the suspension or on what timing. Regardless of whether the CE Mark is reinstated, we will need to apply for a CE Mark under the new MDR in order to continue to place our product on the market. The PerQdisc device is a class IIb implantable medical device under the MDD. Class IIb implantable medical devices lawfully placed on the market pursuant to the MDD prior to May 26, 2021 may generally continue to be made available on the market or put into service until, at the latest, December 31, 2027, provided certain requirements under the MDR are fulfilled (including requirements for post-market surveillance, quality management systems, and engagement with notified bodies). There is no guarantee that we will be able to reinstate our CE Mark or obtain a CE Mark under the new MDR when we apply.

Our net losses were $7.8 million and $4.8 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and December 31, 2022, we had an accumulated deficit of $50.2 million and $42.5 million, respectively. We have funded our operations to date primarily through the issuance of our equity securities and convertible debt. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek the necessary regulatory approvals for our product candidate, as well as hire additional personnel, pay fees to outside consultants, attorneys and accountants, and, if the planned merger is consummated, incur other increased costs associated with being a public company. In addition, if and when we obtain regulatory approval to conduct a clinical trial of our product candidate, the PerQdisc, in the United States, we will also incur increased expenses in what would be the first in human clinical trial in the US. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, if any, and our expenditures on other research and development activities. We anticipate that our expenses will increase significantly in connection with our ongoing activities, if and as we:

•        continue our research and development efforts for our PerQdisc product candidate, including through clinical trials;

•        seek additional regulatory and marketing approvals in jurisdictions inside and outside the United States;

•        establish a sales, marketing and distribution infrastructure to commercialize our product candidate;

•        rely on our third-party suppliers and manufacturers to obtain adequate supply of materials and components for our products;

•        seek to maintain, protect, and expand our intellectual property portfolio;

•        seek to identify, hire, and retain additional skilled personnel;

•        create additional infrastructure to support our operations as a public company and our product candidate development and planned future commercialization efforts; and

•        experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies or additional supportive studies in order to pursue marketing approval.

We expect that our financial performance will fluctuate quarterly and yearly due to the development status of our PerQdisc product candidate and our efforts to obtain regulatory approval and commercialize the PerQdisc product candidate.

We do not expect to generate product sales unless and until we successfully complete development and obtain regulatory approvals for our product candidate both inside and outside the U.S. This includes getting our CE Mark reinstated in the EU under the new MDR regulatory framework. If we obtain regulatory approvals for our product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies, including our research and development activities. If we are unable to raise capital, we will need to delay, reduce, or terminate planned activities.

Recent Developments

In the third quarter of 2023, the Company issued an aggregate principal amount of $3.1 million of convertible notes. The principal amount of each convertible note will automatically convert into the right to receive the same consideration that the noteholder would have received in the Business Combination if the 2023 Note had converted into Class B2 Units of SST at a conversion price of $22.72 per Class B2 Unit immediately prior to the consummation of the Business Combination, and otherwise on the same terms as those received by the holders of Class B2 Units of SST in the Business Combination. The convertible notes do not bear interest and have a maturity date of March 31, 2024.

On January 9, 2024, the SST board of managers approved a debt financing in which SST will borrow up to $3.0 million to finance SST’s operations through closing of the Business Combination. In connection therewith, on January 11, 2024, the Company entered into a promissory note (the “Note”) with RTM Partners II, Ltd. (the “Holder”), an entity controlled by Randall Mays, who is a member of the SST board of managers and beneficial owner of more than 10% of the outstanding SST membership units. Per the terms of the Note, the Company borrowed $1.0 million on January 12, 2024 and an additional $1.0 million on March 4, 2024, which shall be due and payable in full on the earliest of (a) the consummation of a Qualified Financing (as defined within the Note agreement), (b) the consummation of a Change of Control (as defined within the Note), (c) the consummation of a SPAC Acquisition (as defined within the Note), and (d) April 30, 2024 (the earliest of such dates, the “Maturity Date”). The Note carries an interest rate of 8% per annum and may be prepaid, in whole or in part, at any time without premium or penalty. The Note is not convertible into equity securities of SST.

COVID-19 Business Update

The COVID-19 pandemic continues to evolve. While it appears that conditions have improved in the United States and its most severe effects have subsided, the future impact of COVID-19 or a similar health disruption is highly uncertain and subject to change. We cannot predict the full extent of potential delays or impacts on our business, our clinical trials, health care systems, third parties with whom we engage or the global economy as a whole, but if we or any of the third parties with whom we engage, including personnel at contract manufacturing operations, or, other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timeline presently planned could be materially and adversely impacted. While we have been able to continue to execute our overall business plan, some of our business activities have taken longer to complete than anticipated. Overall, we recognize the challenges of product supply and product candidate development during a pandemic, and we will continue to closely monitor events as they develop and plan for alternative and mitigating measures if needed.

Key Components of Our Results of Operations

Expenses

The Company’s research and development expenses consist primarily of costs associated with the Company’s:

•        clinical costs incurred directly with clinical research hospitals and conducting surgeon training laboratories.

•        Product testing and development

•        pre-launch inventory costs,

•        costs incurred with our contract manufacturer.

The substantial majority of our research and development costs as of December 31, 2023 and December 31, 2022 were incurred on the clinical trials required to gain commercial approval of our PerQdisc product candidate.

Our products require human clinical trials to obtain regulatory approval for commercial sales.

In May 2021 we obtained a CE Certificate from our notified body, GMED, LNE, and affixed a CE mark to our PerQdisc Nucleus Replacement System to allow commercialization of our PerQdisc device in the EU. In the EU, PerQdisc Nucleus Replacement System was intended to replace the nucleus pulposus of the intervertebral disc in the L1-S1 spinal region in patients with single level discogenic pain. The PerQdisc CE Mark was suspended in September 2022, and our notified body has confirmed that it requires additional clinical data (including data with a statistically relevant number of subjects, a follow-up period and target patient population adapted to the device and the technique) or clinical study data in order to reinstate it, which will present challenging patient consent and record-keeping requirements. We plan to continue to work with our notified body to remove the suspension of the CE Mark in the EU, but there is no guarantee that our notified body will remove the suspension or on what timing. Regardless of whether the CE Mark is reinstated, we will need to apply for a CE Mark under the new MDR in order to continue to place our product on the market. The PerQdisc device is a class IIb implantable medical device under the MDD. Class IIb implantable medical devices lawfully placed on the market pursuant to the MDD prior to May 26, 2021 may generally continue to be made available on the market or put into service until, at the latest, 31 December 2027, provided certain requirements under the MDR are fulfilled (including requirements for post-market surveillance, quality management systems, and engagement with notified bodies). There is no guarantee that we will be able to reinstate our CE Mark or obtain a CE Mark under the new MDR when we apply.

In September 2022, our notified body, GMED, LNE notified us that they have suspended our CE certificate following a documentary audit which was conducted in April 2022 by GMED, LNE. GMED, LNE confirmed that the CE certificate was suspended for the following reasons: (i) the absence of strong data on safety and performance on the PerQdisc device itself, (ii) questions regarding the benefit-risk balance of the PerQdisc device due to the high rate of revision surgeries, and (iii) the failure to implement the post-market clinical follow-up trial in relation to the PerQdisc device as planned, without a proper justification. GMED, LNE subsequently notified us that we must satisfy the following conditions by February 9, 2026 in order to remove the suspension of our CE certificate: (x) a satisfactory action plan for the manufactured PerQdisc devices, which includes a list of PerQdisc devices sold, a list of actions taken by SST on PerQdisc devices implanted in patients (if applicable) at the time of the CE certificate suspension, and actions taken by SST for PerQdisc devices that were manufactured before and after the suspension of the CE certificate, (y) a favorable review of the clinical investigation protocol, and (z) a favorable review of a clinical evaluation report including exhaustive clinical data with a statistically relevant number of subjects, a follow-up period and an ethnic origin population adapted to the PerQdisc device and technique. SST has provided the action plan and the clinical investigation protocol to GMED, LNE, but GMED, LNE has not confirmed that conditions (x) and (y) have been satisfied yet. SST is in ongoing discussions with GMED, LNE to have the suspension removed and expects a final decision some time in 2024.

We cannot determine with certainty the size, duration, or completion costs of future clinical trials or if or when they may be completed. Furthermore, we do not know if the clinical trials will show positive or negative results or what those results will mean for regulatory approval or commercialization efforts.

The duration, costs and timing of future clinical trials and development of our product candidate will depend on a variety of factors, including:

•        the scope, rate of progress, and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;

•        future clinical trial results;

•        potential changes in government regulation;

•        potential changes in the reimbursement landscape; and

•        the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of our PerQdisc device could mean a significant change in the costs and timing associated with the development of the device. If the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in the enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We expect that our research and development expenses will continue to increase for the foreseeable future especially as we seek approval to conduct a first in man clinical trial with the FDA in the USA. If the PerQdisc device progresses through clinical trials in the U.S. and globally the product will generally have higher research and development costs than those in earlier stages of research and development, primarily due to running clinical trials while also preparing for the needs of commercialization. There are numerous factors associated with the successful commercialization of the PerQdisc device in the future, including trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control may impact our clinical development program and plans.

General and administrative expenses

General and administrative expenses consist primarily of salaries, benefits, and other related costs for personnel. Administrative expenses also include professional fees for legal, patent, consulting, accounting, tax and audit services, travel expenses and facility-related expenses, which include expenses for rent and maintenance of our facility in Ireland, technology, and other operating costs.

We expect our general and administrative expenses to increase in the foreseeable future as we increase our administrative personnel to support our continuing growth, our costs of marketing and selling expenses, our costs of expanding our operations and operating as a public company. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory, and other fees and services associated with maintaining compliance with stock exchange listing rules, Securities and Exchange Commission (“SEC”) requirements, director and officer insurance costs and investor relations costs associated with being a public company.

Interest Income

We earn interest income on funds invested with Morgan Stanley. The income varies depending on funds available and invested and also the rate of return. The market has picked up significantly in 2023 and interest income earned reflects this.

Loss from changes in fair value of convertible notes payable (related party)

We elected the fair value option for convertible notes payable (related party), and accordingly, convertible notes payable (related party) are recorded at fair value at each reporting date on the consolidated balance sheets. Loss from changes in fair value and interest related to convertible notes accrued of convertible notes payable consists of changes in the fair value during each reporting period.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

	Year Ended December 31,		Change in
	2023	2022	$	%
Gross profit	—	2,738	(2,738)	(100)%

Operating expenses:
Research and development	1,308,754	1,220,166	88,588	7%
General and administrative	7,006,089	3,778,081	3,228,008	85%
Total operating expenses	$8,314,843	$4,998,247	3,316,596	66%
Loss from operations	$(8,314,843)	$(4,995,509)	(3,319,334)	66%

Other income
Interest income	39,361	45,518	(6,157)	(14)%
Change in fair value of convertible notes payable	495,654	169,000	326,654	193%
Total other income	$535,015	$214,518	320,497	149%
Loss before provision for income taxes	$(7,779,828)	$(4,780,991)	(2,998,837)	63%
Provision for income taxes	$—	$—	—	—
Net loss	$(7,779,828)	$(4,780,991)	(2,998,837)	63%

Research and development expenses

The following table summarizes the components of our research and development expenses for the years ended December 31, 2023 and 2022:

	For the Year Ended, December 31		Change in
	2023	2022	$	%
Clinical Testing	386,807	746,169	(359,362)	(48)%
R&D Product Costs	888,893	473,997	414,896	88%
Other R&D costs	33,054	—	33,054	—
	1,308,754	1,220,166	88,588	7%

Research and Development expenses increased $88,000 or 7%, to $1.3 million for the year ended December 31, 2023 compared to $1.2 million for the year ended December 31, 2022. While there was an increase in R&D testing costs associated with the filing for the IDE trial in the USA, this was mostly offset by a decrease in clinical costs in 2023. Higher clinical costs were incurred in 2022 in setting up a new clinical trial (LoPain 2) in six sites in South America with a new Clinical Research Organisation.

General and administrative expenses

General and administrative expenses increased $3.2 million, or 85%, to $7.0 million for the year ended December 31, 2023 compared to $3.8 million for the year ended December 31, 2022. This change is primarily due to (i) a $1.2 million cost associated with employee incentive units issued in 2023, no such costs were incurred in the same period in 2022 and (ii) an increase in audit, accounting and professional service fees of $1.7 million due to the pending merger transaction.

Loss from changes in fair value of convertible notes payable (related party)

Net gain from changes in fair value of convertible notes payable increased $326,654 from a gain of $169,000 for the year ended December 31, 2022 to a gain of $495,654 for the year ended December 31, 2023. All outstanding convertible notes were converted to equity as of December 31, 2022 and a new convertible note of $3.1 million was issued in the year ended December 31, 2023.

Revenue and Cost of Goods Sold

SST sold a total of three PerQDisc kits in 2022, for one surgery in Switzerland and two surgeries in Poland. As these were SST’s first commercial sales they were sold at a discounted price. The cost of goods includes the total direct cost of all components from our suppliers, labor costs of producing the PerQDisc kit, kit sterilization costs and shipping costs.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses for the foreseeable future as we advance the clinical development of our product. We have funded our operations to date primarily with proceeds from raising funds from issuing equity securities and convertible notes. As of December 31, 2023 and December 31, 2022, respectively, we had $655,000 and $2.4 million of cash and cash equivalents.

We proactively manage our access to capital to support liquidity and continued growth. Our sources of capital include issuances of equity and convertible notes.

We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations on terms favorable to us or at all. If we are unable to raise sufficient financing when needed or events or circumstances occur such that we do not meet our strategic plans, we may be required to reduce certain discretionary spending, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures, which could have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives. These matters raise substantial doubt about our ability to continue as a going concern. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk factors — Risks Related to SST’s Business and Operations.”

Cash Flows

	Year Ended December 31,
	2023	2022
Net cash provided by (used in):
Operating activities	$(5,580,389)	$(4,659,311)
Investing activities	(945)	(14,001)
Financing Activities	3,809,687	2,065,792
Effect of exchange rate changes on cash	(1,189)	(3,684)
Net increase (decrease) in cash and cash equivalents	(1,772,836)	(2,611,204)

Net cash used in operating activities for the year ended December 31, 2023 was $5.6 million, primarily consisting of our net loss of $7.8 million, partially offset by the non-cash charge of $1.2 million relating to incentive unit compensation expense and an increase of accrued liabilities and accounts payable of $1.5 million. There was also a gain in the change in fair value of convertible notes held at December 31, 2023 of $495,000.

We will continue to evaluate our capital requirements for both short-term and long-term liquidity needs, which could be affected by various risks and uncertainties, including, but not limited to, the effects of the current inflationary environment, rising interest rates, and other risks detailed in the Risk Factors Summary.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $3.8 million and consisted of $707,033 in proceeds from the issuance of SST B2 equity units and $3.1in proceeds from the issuance of convertible debt.

Net cash provided by financing activities for the year ended December 31, 2022 was $2.1 million and consisted of proceeds from the issuance of B2 equity units of the company.

Contractual Obligations and Commitments

Our principal commitments consist of our operating lease for our manufacturing facility in Ireland. As we are past year two of this five year lease we have the option to break the lease at 90 days notice and the payment of three months rent. The highest annual rent is in year 5 for €90,000 ($96,000).

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under the rules and regulations of the SEC.

Related Party Arrangements

The Company maintains consulting agreements with members. During the years ended December 31, 2023 and 2022, the Company paid $518,319 and $354,110, respectively, as a result of these consulting agreements. These amounts are included in general and administrative expenses within the statement of operations. Additionally, the Company has conducted various financings in which certain persons who are expected to be directors, executive officers, or significant owners of the Company, or their family members or entities with which they are affiliated, have participated. See “Certain Relationships and Related Party Transactions — Certain Transactions of SST — Convertible Notes.”

The Company issued convertible debt to related parties in the year ended December 31, 2023 amounting to an aggregate principal of $2,802,654. Previous related party debt was converted on October 31, 2022.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of our operations is based on our consolidated financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States. Certain amounts included in or affecting the consolidated financial statements presented in this proxy statement/prospectus and related disclosure must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the consolidated financial statements are prepared. Management believes that the accounting policies set forth below comprise the most important “critical accounting policies” for the company. A “critical accounting policy” is one which is both important to the portrayal of our financial condition and results of operations and that involves difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such policies on an ongoing basis, based upon historical results and experience, consultation with experts and other methods that management considers reasonable in the particular circumstances under which the judgments and estimates are made, as well as management’s forecasts as to the manner in which such circumstances may change in the future.

Fair Value Measurement

We determine the fair value of financial assets and liabilities using the fair value hierarchy established in ASC Topic 820, Fair Value Measurement (“ASC 820”). ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The hierarchy describes three levels of inputs that may be used to measure fair value, as follows:

Level 1	—	Observable inputs, such as quoted prices in active markets for identical assets and liabilities.
Level 2	—

Observable inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available.

Research and development expenses

We will incur substantial expenses associated with clinical trials, prototyping, improvements and testing. Accounting for clinical trials relating to activities performed by external vendors requires us to exercise significant estimates in regard to the timing and accounting for these expenses. We estimate costs of research and development activities conducted by service providers, which include the conduct of sponsored research and contract manufacturing activities. The diverse nature of services being provided for our clinical trials and other arrangements, the different compensation arrangements that exist for each type of service and reliance on timely information from our suppliers complicates the estimation of accruals for services rendered by third parties in connection with clinical trials. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in the accrued expenses or prepaid expenses on the balance sheets and within research and development expense on the consolidated statements of operations. In estimating the duration of a clinical study, we evaluate the start-up, treatment and wrap-up periods, compensation arrangements and services rendered attributable to each clinical trial.

We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We make significant judgments and estimates in determining the accrued liabilities and prepaid expense balances in each reporting period. As actual costs become known, we adjust our accrued liabilities or prepaid expenses. We have not experienced any material differences between accrued costs and actual costs incurred since our inception.

Our expenses related to clinical trials will be based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions that may be used to conduct and manage clinical trials on our behalf. We will accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we will modify our estimates of accrued expenses accordingly on a prospective basis.

Recently Issued/Adopted Accounting Pronouncements

A discussion of recently issued accounting pronouncements and recently adopted accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements for the years ended December 31, 2023 and 2022 included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including currency risk, credit and counterparty risk, and inflation risk, as set out below. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner. Save as disclosed below, we did not hedge or consider it necessary to hedge any of these risks.

Currency Risk

Foreign currency risk is the risk that the value of a financial instrument fluctuates because of the change in foreign exchange rates. We primarily operate in the United States and Ireland with most of the transactions settled in the United States dollar. Our presentation and functional currency is the United States dollar. Certain bank balances, deposits and other payables are denominated in the Euro, which exposes us to foreign currency risk. However, any transactions that may be conducted in foreign currencies are not expected to have a material effect on our results of operations, financial position or cash flows.

Inflation Risk

Inflationary factors, such as increases in our cost of goods sold and selling and operating expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin and selling and marketing and operating expenses as a percentage of our revenue if the selling prices of our products do not increase as much as or more than these increased costs.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or no not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public and private companies, we, as an emerging growth company, can adopt the new or revised standard at the time the private companies adopt the new or revised standard, until such time we are no longer considered to be an emerging growth company. At times, we may elect to early adopt a new or revised standard.

BLUERIVER’S BUSINESS

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to BlueRiver Acquisition Corporation (“BlueRiver”).

Overview

BlueRiver is a blank check company incorporated as a Cayman Islands exempted company on October 19, 2020. BlueRiver is formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Initial Public Offering

On February 2, 2021, BlueRiver completed its initial public offering (“IPO”) of 28,750,000 units (each, a “Unit” and collectively, the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 3,750,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $287.5 million, and incurring offering costs of approximately $16.4 million, inclusive of approximately $10.1 million in deferred underwriting commissions.

Simultaneously with the closing of the IPO, BlueRiver consummated the private placement (“Private Placement”) of 800,000 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”), at a price of $10.00 per Private Placement Unit with the Sponsor, generating gross proceeds of approximately $8.0 million.

Upon the closing of the IPO and the Private Placement, $287.5 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States at JP Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, and were invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by us, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. On March 28, 2023, BlueRiver initiated the process of converting all of the assets held in the Trust Account into cash, which was deposited in a non-interest bearing account. As of May 4, 2023, BlueRiver deposited the assets held in the Trust Account in an interest-bearing demand deposit account at a bank. Interest on such deposit account is currently 4.6% per annum, but such deposit account carries a variable rate and BlueRiver cannot provide assurances that such rate will not decrease or increase significantly. Except with respect to interest earned on the funds in the Trust Account that may be released to us to pay income taxes, if any, the proceeds from IPO and the sale of the Private Placement Units held in the Trust Account will not be released from the Trust Account (1) to BlueRiver until the completion of its Initial Business Combination or (2) to its public shareholders, until the earliest of: (a) the completion of our Initial Business Combination, and then only in connection with those Class A ordinary shares that such shareholders properly elect to redeem, subject to certain limitations, (b) the redemption of any public shares properly tendered in connection with a (i) shareholder vote to amend our amended and restated memorandum and articles of association to modify the substance or timing of its obligation to provide holders of its Class A ordinary shares the right to have their shares redeemed in connection with its Initial Business Combination within 24 months from the closing of the IPO, or as such period may be extended, or (ii) with respect to any other provisions relating to shareholders’ rights of holders of our Class A ordinary shares or pre-Initial Business Combination activity and (c) the redemption of all of our public shares if we have not completed our initial Business Combination within 24 months from the closing of the IPO, or as such period may be extended, subject to applicable law.

The BlueRiver Founder Shares that we issued prior to the IPO will automatically convert into BlueRiver Class A Ordinary Shares at the time of the Business Combination on a one-for-one basis. In connection with the execution of the Merger Agreement, the initial stockholders entered into an agreement pursuant to which, among other things, the initial stockholders will vote all BlueRiver Founder Shares held by them in favor of the adoption and approval of the Merger Agreement and the Business Combination.

BlueRiver intends to effectuate the Business Combination using cash from the proceeds of its IPO, the sale of the Private Placement Units, and from additional issuances, if any, of shares, debt or a combination of shares and debt. However, BlueRiver cannot assure you that it will be able to complete the Business Combination.

Initial Business Combination

BlueRiver must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to BlueRiver’s management for working capital purposes) at the time of the signing of the agreement to enter into the Initial Business Combination.

Extension of Deadline to Complete an Initial Business Combination

On January 31, 2023, BlueRiver held an extraordinary general meeting of shareholders (the “General Meeting”) to consider and vote upon a proposal to amend BlueRiver’s amended and restated memorandum and articles of association to: (i) extend from February 2, 2023 to August 2, 2023, the date (the “Termination Date”) by which, if BlueRiver has not consummated a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving BlueRiver, with one or more businesses or entities (a “Business Combination”), BlueRiver must (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Class A ordinary shares sold in BlueRiver’s IPO (the “Public Shares”); and (c) as promptly as reasonably possible following such redemption, subject to the approval of BlueRiver’s remaining shareholders and the directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. In connection with the General Meeting and vote to extend the Termination Date, shareholders elected to redeem 26,738,255 Public Shares. Following such redemptions, approximately $19,849,725 million remained in the Trust Account and 2,011,744 Public Shares remained issued and outstanding.

On August 2, 2023, BlueRiver held an extraordinary general meeting of shareholders (the “Second General Meeting”) to consider and vote upon a proposal to amend BlueRiver’s amended and restated memorandum and articles of association to extend the Termination Date from August 2, 2023 to February 2, 2024. In connection with the Second General Meeting and vote to extend the Termination Date, shareholders elected to redeem 138,816 Public Shares. Following such redemptions approximately $19,849,725 million remained in the Trust Account and 1,872,928 Public Shares remained issued and outstanding.

On February 2, 2024, BlueRiver held an extraordinary general meeting of shareholders (the “Third General Meeting”) to consider and vote upon a proposal to amend BlueRiver’s amended and restated memorandum and articles of association to extend the Termination Date from February 2, 2024, up to 6 times by an additional 1 month each month after the Original Termination Date, by resolution of our board of directors, upon deposit of $0.025 into the Company’s Trust Account for each Public Share that was not redeemed in connection with the Third General Meeting until August 2, 2024. In connection with the Third General Meeting and vote to extend the Termination Date, shareholders elected to redeem 305,218 Public Shares. Following such redemptions, approximately $16,958,072 million remained in the Trust Account and 1,567,710 Public Shares remained issued and outstanding.

Transfer to NYSE American

On March 9, 2023, BlueRiver announced its intention to transfer the listing of its securities from NYSE to the NYSE American LLC (“NYSE American”). BlueRiver’s decision to transfer to the NYSE American was made to permit the continued listing of its securities following recent redemptions of its Class A common stock in connection with the vote to extend the deadline by which BlueRiver must complete its initial Business Combination. In connection with the transfer, BlueRiver voluntarily delisted from the NYSE. On March 13, 2023, the trading in the securities of BlueRiver was halted at the close of the market by the NYSE due to BlueRiver’s inability to meet the requirements of Section 802.01B of the NYSE’s Listed Company Manual. On March 21, 2023, BlueRiver was authorized to list its securities on the NYSE American and began trading on the NYSE American on March 24, 2023.

Notice of Delisting

On February 2, 2024, the Company received a letter from the NYSE American stating that the staff of NYSE Regulation has determined to commence proceedings to delist the Company’s Class A ordinary shares, Units and Warrants (collectively, the “Securities”) pursuant to Sections 119(b) and 119(f) of the NYSE American Company Guide because the Company failed to consummate a business combination within 36 months of the effectiveness of its initial public offering registration statement, or such shorter period that the Company specified in its registration statement. As indicated in the letter from NYSE American, the Company has a right to a review of the delisting determination by a Committee of the Board of Directors of the Exchange, and on February 9, 2024, the Company requested such review hearing.

Redemption Rights for Holders of Public Shares

BlueRiver is providing its Public Shareholders with the opportunity to elect to redeem all or a portion of their BlueRiver Class A ordinary shares for cash, equal to a pro rata share of the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of [•], 2024, the amount in the Trust Account, including interest not previously released to us to pay our taxes, is $[•]. Our Sponsor, officers and directors have agreed to waive, for no consideration, their redemption rights with respect to the BlueRiver Founder Shares and any Public Shares purchased during or after the IPO in connection with the consummation of the Business Combination. The BlueRiver Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price applicable to Public Shares that are redeemed.

Submission of Initial Business Combination to a Shareholder Vote

The extraordinary general meeting to which this proxy statement/prospectus relates is being held to solicit your approval of, among other things, the Business Combination, which would constitute an Initial Business Combination under the terms of the Existing Organizational Documents. Unlike some other business combinations, BlueRiver’s Public Shareholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then Public Shareholders electing to exercise their redemption rights will not be entitled to receive such payments. BlueRiver’s Sponsor, directors and officers have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the Business Combination.

Limitation on Redemption Rights

Notwithstanding the foregoing, the Existing Organizational Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares included in the units sold in the IPO.

Employees

BlueRiver currently has three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until BlueRiver has completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process BlueRiver is in.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against BlueRiver or any members of its management team in their capacity as such.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BLUERIVER

Throughout this section, unless otherwise noted, references to “the Company,” “BlueRiver Acquisition Corp.,” “BlueRiver,” “our,” “us” or “we” refer to BlueRiver Acquisition Corp. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Cautionary Note Regarding Forward-Looking Statements

The following discussion includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page xxxv and “Risk Factors” beginning on page 31.

Overview

BlueRiver is a blank check company incorporated as a Cayman Islands limited liability company on October 19, 2020. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Our sponsor is BlueRiver Ventures, LLC, a Cayman Islands limited liability company (the “Sponsor”). The registration statement for our initial public offering was declared effective on January 28, 2021 (the “Initial Public Offering”). On February 2, 2021, we consummated its Initial Public Offering of 28,750,000 units (each, a “Unit” and collectively, the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 3,750,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $287.5 million, and incurring offering costs of approximately $16.4 million, inclusive of approximately $10.1 million in deferred underwriting commissions.

Simultaneously with the closing of the Initial Public Offering, we consummated the private placement (“Private Placement”) of 800,000 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”), at a price of $10.00 per Private Placement Unit with the Sponsor, generating gross proceeds of approximately $8.0 million.

Upon the closing of the Initial Public Offering and the Private Placement, $287.5 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States at JP Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by us, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

On March 28, 2023, BlueRiver initiated the process of converting all of the assets held in the Trust Account into cash, which was deposited in a non-interest bearing account. As of May 4, 2023, BlueRiver deposited the assets held in the Trust Account in an interest-bearing demand deposit account at a bank. Interest on such deposit account is currently 4.6% per annum, but such deposit account carries a variable rate and BlueRiver cannot provide assurances that such rate will not decrease or increase significantly.

Our management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that we will be able to complete a Business Combination successfully. We must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount) at the time of the signing of the agreement to enter into the initial Business Combination. However, we will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target business or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

If we are unable to complete a Business Combination by the Termination Date, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to consummate a Business Combination by the Termination Date.

Extension of Termination Date and Trust Account Redemptions

On January 31, 2023, we held a Special Meeting at which the shareholders voted to extend the time we have to consummate an initial business combination from February 2, 2023 to August 2, 2023. In connection with such vote, the holders of an aggregate of 26,738,255 Public Shares exercised their right to redeem their shares for an aggregate of $271,939,156 in cash held in the Trust Account. Following such redemptions, approximately $20,989,598 million remained in the Trust Account and 2,011,744 Public Shares remain issued and outstanding.

On August 2, 2023, we held a Second Special Meeting at which the shareholders voted to extend the time we have to consummate an initial business combination from August 2, 2023 to February 2, 2024. In connection with such vote, shareholders elected to redeem 138,816 Public Shares. Following such redemptions, approximately $19,849,725 million remained in the Trust Account and 1,872,928 Public Shares remain issued and outstanding.

On February 2, 2024, we held the Third Special Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from February 2, 2024 up to August 2, 2024 in one month increments upon the payment of an additional $0.025 per month per each Class A Ordinary Share that was not redeemed in connection with the Third Special Meeting. In connection with such Third Special Meeting, the holders of an aggregate of 305,218 Class A Ordinary Shares exercised their right to redeem their shares for an aggregate of approximately $ 3,301,573 in cash held in the Trust Account. Following the Third Special Meeting, an aggregate of 1,567,710 Class A Ordinary Shares remained outstanding and approximately $16,958,072 remained in the Trust Account (before the payment of any amounts on account of extension).

Proposed Business Combination

On July 21, 2023, the Company (including the successor after the Domestication (as defined below), entered into an Agreement and Plan of Merger (as amended on February 2, 2024, the “Merger Agreement”) with BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (“SST”). Pursuant to the Merger Agreement, (i) BlueRiver will de-register as an exempted company in the Cayman Islands and transfer by way of continuation as a Delaware corporation (the “Domestication”) and (ii) on the Closing Date, following the Domestication, Merger Sub will merge with and into SST (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”) with SST continuing as the surviving entity of the Merger and a subsidiary of the Company.

On October 10, 2023, the Company filed a preliminary Registration Statement on Form S-4 in relation to the agreement and plan of merger with the Merger Sub, and SST, which Registration Statement has been subsequently amended but has not yet become effective.

Liquidity and Going Concern

As of December 31, 2023, we had approximately $40,000 in cash and a working capital deficit of approximately $5.2 million.

Our liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $79,000 from the Sponsor under a promissory note, and the proceeds from the consummation of the Private Placement not held in the Trust Account. We repaid the Note in full on February 5, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us working capital loans. On November 9, 2022, we entered into a promissory note agreement (“Sponsor Note”) with our Sponsor, providing us the ability to borrow up to $1.5 million. On November 17, 2022, we drew down $100,000 under the Sponsor Note agreement. At various dates during the year ended December 31, 2023, the Company drew down an additional $722,500 under the Sponsor Note agreement. As of December 31, 2023 and 2022, there was $822,500 and $100,000, respectively, outstanding under Working Capital Loans.

Management has determined that we do not have sufficient funds and may need to borrow from our Sponsor to fund our working capital needs until the consummation of an initial Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition, and mandatory liquidation and subsequent dissolution raises substantial doubt about the our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after August 2, 2024. The consolidated financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern. We intend to complete a Business Combination before the mandatory liquidation date.

Results of Operations

Our entire activity since inception up to December 31, 2023 was in preparation for our formation and the Initial Public Offering, and since the Initial Public Offering, our search for a prospective target for our Business Combination. We will not be generating any operating revenues until the closing and completion of our initial Business Combination.

For the year ended December 31, 2023, we had net loss of approximately $5.3 million, which consisted of approximately $197,000 change in fair value of derivative liabilities, approximately $6.9 million in general and administrative expenses and $600,000 in general and administrative expenses to related party, partially offset by approximately $800 of change in fair value of working capital loans - related party, approximately $2.1 million from investment income on the Trust Account and gain from extinguishment of deferred underwriting commissions of approximately $362,000.

For the year ended December 31, 2022, we had net income of approximately $8.5 million, which consisted of approximately $5.7 million change in fair value of derivative liabilities, approximately $4.0 million from investment income on the Trust Account, and $800 of change in fair value of working capital loan — related party, partially offset by approximately $631,000 in general and administrative expenses and $600,000 in general and administrative expenses to related party.

Contractual Obligations

Registration Rights

The holders of Founder Shares, Private Placement Units, Private Placement Shares, Private Placement Warrants, Class A ordinary shares underlying the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Founder Shares and upon conversion of the Working Capital Loans), were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon consummation of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of its Business Combination. However, the registration and shareholder rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement our initial shareholders entered into and (ii) in the case of the Private Placement Warrants and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of our Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 3,750,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters fully exercised the over-allotment option on February 2, 2021.

The underwriter, Goldman Sachs, was entitled to an underwriting discount of $0.20 per Unit, or approximately $5.8 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.1 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. Goldman Sachs has agreed to waive the deferred underwriting commissions pursuant to a letter dated September 21, 2023. Goldman Sachs did not provide BlueRiver a reason for waiving its deferred underwriting commission and BlueRiver did not contact Goldman Sachs to seek to ascertain its reasons for such waiver. Neither BlueRiver nor SST will speculate as to Goldman Sachs’ motivations for waiving its deferred underwriting commission. BlueRiver is unaware of any disagreements with Goldman Sachs regarding the disclosure in this proxy statement/prospectus.

No relationship existed between Goldman Sachs and BlueRiver after the close of BlueRiver’s IPO, and Goldman Sachs had no role in the identification or evaluation of any business combination targets. Therefore, BlueRiver was motivated to agree to the waiver of Goldman Sachs’ deferred underwriting commission. Additionally, Goldman Sachs has not assisted with preparing or reviewing this proxy statement/prospectus, any of its underlying disclosure or any materials reviewed by BlueRiver’s board of directors or management as part of the proposed Business Combination. Goldman Sachs’s lack of involvement in the proposed Business Combination indicates that Goldman Sachs does not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the proposed Business Combination, and investors should not place any reliance on the fact that Goldman Sachs was previously involved in BlueRiver’s IPO.

Critical Accounting Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting estimates:

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to the Financial Accounting

Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and FASB ASC Subtopic 815-15 “Derivatives and Hedging — Embedded Derivatives” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants (as defined in Note 4) (collectively, the “warrants”) are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they are exercised. The initial fair value of the Public Warrants and the fair value of the Private Placement Warrants has been estimated using a binomial lattice model in a risk-neutral framework. As the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. The fair value of the warrants as of December 31, 2023 and 2022 is based on observable listed prices for such warrants. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Working Capital Loan — Related Party

We have elected the fair value option to account for its working capital loan-related party with our Sponsor. As a result of applying the fair value option, we record each draw at fair value with a gain or loss recognized as of December 31, 2023 and 2022, and subsequent changes in fair value are recorded as change in the fair value of working capital loan-related party on the consolidated statements of operations. It was determined that the conversion option was de minimis, as such the Company has recorded the Working Capital Loans at par value.

Non-redemption Agreement

On January 25, 2023, the Sponsor entered into Non-Redemption Agreements with various shareholders of the Company pursuant to which these shareholders have committed not to redeem their BLUA shares in connection with the Special Meeting held on January 31, 2023, but still retained their right to redeem in connection with the closing of the Business Combination. The commitment to not redeem was accepted by holders of 1,932,000 shares of Class A ordinary shares. In consideration of this agreement, the Sponsor agreed to transfer a portion of its Class B ordinary shares to the Non-Redeeming Shareholders at the closing of the Business Combination. Each Shareholder committed to maintain at least 9.9% of the identified stock and in return will obtain 50,000 of the identified shares as Class B ordinary shares. The Company estimated the aggregate fair value of the 483,000 founders shares attributable to the Non-Redeeming Shareholders to be $1,842,346 or $3.81 per share. Each Non-Redeeming Shareholder acquired from the Sponsor an indirect economic interest in the Founder Shares. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, in substance, it was recognized by the Company as a capital contribution by the Sponsor to induce these holders of the Class A shares not to redeem, with a corresponding charge to additional paid-in capital to recognize the fair value of the shares transferred as an offering cost.

On July 25, 2023, the Company and the Sponsor, entered into a non-redemption agreement (“Non-Redemption Agreement”) with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of the Company sold in its initial public offering (“Non-Redeemed Shares”) at the special meeting called by the Company (the “Second Special Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “Second Extension Proposal”) from August 2, 2023 to February 2, 2024 (the “Second Extension”). In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such third party or third parties an aggregate of 40,000 shares of the Company held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Second Special Meeting. On August 2, 2023, the Company held the Second Special Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from August 2, 2023 to February 2, 2024.

Third Special Meeting

On February 2, 2024, the Company held the special meeting (the “Third Special Meeting”) to approve an extension of time for the Company to consummate an initial business combination from February 2, 2024 up to August 2, 2024 in one month increments upon the payment of an additional $0.025 per month per each Class A Ordinary Share that was not redeemed in connection with the Third Special Meeting. In connection with such Third Special Meeting, the holders of an aggregate of 305,218 Class A Ordinary Shares exercised their right to redeem their shares for an aggregate of approximately $ 3,301,573 in cash held in the trust account. Following the Third Special Meeting, an aggregate of 1,567,710 Class A Ordinary Shares remained outstanding and approximately $16,958,072 remained in the trust account (before the payment of any amounts on account of extension).

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 — Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual consolidated financial statements that have not yet been issued or made available for issuance. We are still evaluating the impact of this pronouncement on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This update is effective beginning with the Company’s 2024 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Our management does not believe that any other recently issued, but not yet effective, accounting standards updates if currently adopted would have a material effect on the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION

BlueRiver is providing the following unaudited pro forma condensed consolidated combined financial information to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed consolidated combined financial information presents the combination of the financial information of BlueRiver and SST adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed consolidated combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Capitalized terms included below have the same meaning as defined elsewhere in this proxy statement/prospectus

The historical financial information of BlueRiver was derived from the audited condensed consolidated financial statements of BlueRiver as of and for the year ended December 31, 2023, included elsewhere in this proxy statement/prospectus. The historical financial information of SST was derived from the audited condensed consolidated financial statements of SST as of and for the year ended December 31, 2023, included elsewhere in this proxy statement/prospectus. Such unaudited pro forma financial information has been prepared on a basis consistent with the audited financial statements of BlueRiver and SST, respectively, and should be read in conjunction with the audited historical financial statements and related notes thereto, the sections titled “Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations of BlueRiver” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Spinal Stabilization Technologies” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed consolidated combined balance sheet as of December 31, 2023 combines the historical balance sheet of BlueRiver and the historical balance sheet of SST on a pro forma basis as if the Business Combination and the related transactions contemplated by the Merger Agreement, summarized below, had been consummated on December 31, 2023. The unaudited pro forma condensed consolidated combined statements of operations for the year ended December 31, 2023 combine the historical statements of operations of BlueRiver and historical statements of operations of SST for such periods on a pro forma basis as if the Business Combination and the transactions contemplated by the Merger Agreement, summarized below, had been consummated on January 1, 2023, the beginning of the earliest period presented. There were no pro forma adjustments required to eliminate activities between the companies.

These unaudited pro forma condensed consolidated combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the period presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed consolidated combined financial information.

Description of the Business Combination

On July 21, 2023, BlueRiver entered into the Merger Agreement, pursuant to which the Business Combination between BlueRiver and SST will be effected in two steps. First, prior to the Closing, BlueRiver will effect the Domestication by deregistering in the Cayman Islands and domesticating as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and the Companies Act. Second, at the Closing, the Business Combination will be effected by Merger Sub merging with and into SST, with SST surviving such merger as the surviving entity. Upon consummation of the Merger, SST will become a wholly owned subsidiary of BlueRiver. BlueRiver will then change its name to “Spinal Stabilization Technologies, LLC”

At the Effective Time each SST membership unit that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become the right to receive the portion of the shares of Surviving Company Class A Membership Units and Surviving Pubco Class V Common Stock representing, in the aggregate, the Merger Consideration (with each Holder receiving a number of Surviving Company Class A Membership Units and a corresponding number of Surviving PubCo Class V Common Stock equal to the quotient of (a) the amount of cash that the Holder would have received had the Company sold all of its assets and made a final liquidating distribution of cash to the Holders in an amount equal to $240,000,000, divided by (b) $10.00).

For purposes of the Merger Agreement, the “Merger Consideration” means a number of Surviving Company Class A Membership Units equal to the quotient determined by dividing $240,000,000 by $10.00 and an equal number of shares of Surviving Pubco Class V Common Stock.

Extension Proposals

On August 8, 2023, BlueRiver filed a proxy statement detailing an Extraordinary General Meeting held to approve the Extension Proposal from its shareholders to amend the Company’s articles of association to: (a) extend from August 2, 2023 to February 2, 2024, the date by which, if the Company has not consummated a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving one or more businesses or entities, the Company must: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares; and (iii) as promptly as reasonably possible following such redemption liquidate and dissolve.

The submission of the Extension Proposal to amend BlueRiver’s articles of association entitled holders of public shares to redeem their shares for their pro rata portion of the funds held in the trust account established at the time of the BlueRiver initial public offering. In connection with the Extraordinary General Meeting, as of August 8, 2023, 138,816 shares of BlueRiver Class A Ordinary Shares were redeemed.

On February 2, 2024, BlueRiver held an Extraordinary General Meeting to approve the Extension Proposal from its shareholders to amend the Company’s articles of association to: (a) extend from February 2, 2024 to August 2, 2024, the date by which, if the Company has not consummated a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving one or more businesses or entities, the Company must: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares; and (iii) as promptly as reasonably possible following such redemption liquidate and dissolve.

The submission of the Extension Proposal to amend BlueRiver’s articles of association entitled holders of public shares to redeem their shares for their pro rata portion of the funds held in the trust account established at the time of the BlueRiver initial public offering. In connection with the Extraordinary General Meeting, as of February 2, 2024, 305,218 shares of BlueRiver Class A Ordinary Shares were redeemed.

The unaudited pro forma condensed consolidated combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of Class A Common Stock:

•        No Additional Redemptions Scenario:    This pro forma presentation assumes that no additional Public Stockholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account beyond the redemptions occurring in conjunction with the Extraordinary General Meeting held on February 2, 2024,

•        Maximum Redemption Scenario:    This pro forma presentation assumes that 1,567,710 Class A Ordinary Shares subject to redemption are redeemed for an aggregate payment of approximately $16.9 million (based on an estimated per share redemption price of approximately $10.77 that was calculated using the $16.9 million of cash in the Trust Account divided by 1,567,710 Class A Ordinary Shares subject to redemption). In the Maximum Redemption Scenario cash available at Closing is insufficient to meet the minimum Closing Cash or net assets conditions set forth in the Merger Agreement, therefore a condition of the Closing would not be met and the Business Combination would not be consummated or the Closing Cash condition would need to be waived. The parties expect to enter into PIPE Financing and other financing arrangements as needed prior to Closing to meet these conditions. As of the date of this proxy statement/prospectus, BlueRiver and SST have not obtained any subscriptions for a PIPE Financing. In the event that such subscriptions are obtained prior to the Closing, BlueRiver will disclose such subscriptions in a supplement to this proxy statement/prospectus.

The net tangible assets of the entity after the Business Combination will include the net tangible assets of SST, as increased by the gross proceeds of the Trust Account and decreased by the transaction expenses described in the table below. The net tangible assets could also be increased by the net proceeds of any potential PIPE Financing or additional permitted interim financings once negotiated and obtained prior to closing of the Business Combination.

The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, including for SST Holders those shares of Class A common stock issuable upon the exchange of SST Common Units and shares of Class V common stock into Class A common stock of the Company:

	Assuming No Additional Redemptions (Shares)%		Assuming 50% Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
SST Holders	24,000,000	75.6%	24,000,000	77.5%	24,000,000	79.4%
Public Stockholders(1)(2)	1,567,710	4.9%	783,855	2.5%	—	—%
BlueRiver Initial Shareholders(3)	6,213,125	19.5%	6,213,125	20.0%	6,213,125	20.6%
Pro forma Class A Common Stock as of December 31, 2023	31,780,835	100.0%	30,996,980	100.0%	30,213,125	100.0%

____________

(1)      Excludes 9,583,270 shares issuable on exercise of Public Warrants.

(2)      Reflects the redemption of 305,218 Class A Ordinary Shares in conjunction with the Extraordinary General Meeting held on February 2, 2024.

(3)      Includes 5,413,125 Founders Shares vested at the Closing. Includes 800,000 Private Placement Shares. Excludes Class A shares that may be issuable upon conversion of the Sponsor Note. Excludes 1,774,375 of restricted Founder Shares that are prevented from trading directly following the Business Combination and are also forfeitable, but which retain full voting rights. Excludes 3,479,862 shares of Surviving Pubco Class A Common Stock issuable upon exchange of an aggregate of 3,479,862 Surviving Company Class A Units expected to be issued in the Merger to LLM Family Investment Series 44, L.P., for which Randall Mays serves as Co-Manager of the General Partner, and RTM Partners, Ltd., for which Mr. Mays serves as Manager of.

The presentation of pro forma financial statements is dependent upon which entity in the Business Combination is considered the accounting acquirer.

The Business Combination is expected to be accounted for using the asset acquisition method in accordance with U.S. GAAP. Under this method of accounting, BlueRiver is considered to be the accounting acquirer based on the terms of the Merger Agreement. Upon consummation of the Business Combination, the expected cash on hand results in the equity at risk being considered insufficient for SST to finance its activities without additional subordinated financial support, under these assumed redemption presentations. Therefore, SST is considered a VIE and the primary beneficiary of SST will be treated as the accounting acquirer. BlueRiver will hold a 100% voting interest and 38.2% economic interest in SST and will own 100% of SST’s equity. As such, BlueRiver will be considered the primary beneficiary as it will retain the obligation to absorb the losses and/or receive the benefits of SST that could potentially be significant to SST. The Business Combination is expected to be accounted for as an asset acquisition as substantially all of the fair value is concentrated in In-Process Research and Development (“IPR&D”), an intangible asset. SST’s assets and liabilities will be measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D with no alternative future use being expensed.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2023
(in thousands, except share and per share data)

	BlueRiver Acquisition Corp. (Historical)	Spinal Stabilization Technologies, LLC (Historical)	Transaction Accounting Adjustments (Assuming No Additional Redemptions		Pro Forma Combined (Assuming No Additional Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Current assets
Cash and cash equivalents	$40	$655	$16,878	A	$9,193	$(9,193)	H	$—
			(7,095)	B
			(1,285)	C
Prepaid expenses and other current assets	—	168	—		168	—		168
Total current assets	40	823	8,498		9,361	(9,193)		168
Property and equipment, net	—	36	—		36	—		36
Operating lease right-of-use assets	—	131	—		131	—		131
Cash and investments held in Trust Account	20,180	—	(20,180)	A	—	—		—
Total assets	$20,220	$990	$(11,682)		$9,528	$(9,193)		$335

LIABILITIES, REDEEMABLE ORDINARY SHARES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$2,377	$214	$(2,290)	B	$301	$—		$301
Working capital loan – related party	823	—	—		823	—		823
Accrued expenses and other current liabilities	2,060	1,976	(672)	C	3,364	7,685	H	11,049
Current portion of lease liability	—	94	—		94	—		94
Due to related party	21	—	—		21	—		21
Convertible notes payable at fair value	—	2,607	(2,607)	E	—	—		—
Total current liabilities	5,281	4,891	(5,569)		4,603	7,685		12,288
Lease liability, net of current portion	—	47	—		47	—		47
Derivative warrant liabilities	394	—	—	G	394	—		394
Deferred legal fees	177	—	(177)	B	—	—		—
Total liabilities	5,852	4,938	(5,746)		5,044	7,685		12,729

Class A ordinary shares subject to possible redemption	20,080	—	$(3,302)	A	$—	—		—
			(16,778)	D

Stockholders’ equity (deficit)
Class A1 Units, no par value, 690,000 Units issued and outstanding as of December 31, 2023	—	1	(1)	E	—	—		—
Class A2 Units, no par value, 230,000 Units issued and outstanding as of December 31, 2023	—	—	—	E	—	—		—
Class B1 Units, no par value, 195,714 Units issued and outstanding as of December 31, 2023	—	7,250	(7,250)	E	—	—		—
Class B2 Units, no par value, 6,145,395 Units issued and outstanding as of December 31, 2023	—	38,951	(38,951)	E	—	—		—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 800,000 non-redeemable shares issued and outstanding as of December 31, 2023	—	—	—		—	—		—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 7,187,500 shares issued and outstanding as of December 31, 2023	1	—	(1)	D	—	—		—

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2023 — (Continued)
(in thousands, except share and per share data)

	BlueRiver Acquisition Corp. (Historical)	Spinal Stabilization Technologies, LLC (Historical)	Transaction Accounting Adjustments (Assuming No Additional Redemptions		Pro Forma Combined (Assuming No Additional Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Class A Common Stock	—	—	1	D	3	—		3
			2	F
			—	G
Additional paid-in capital	1,418	—	16,778	D	256,853	(16,878)	H	239,975
			(1,341)	E
			239,998	F
			—	G
Accumulated other comprehensive income (loss)	—	85	(85)	E	—	—		—
Accumulated deficit	(7,131)	(50,235)	(4,628)	B	(252,372)	—		(252,372)
			(613)	C
			50,235	E
			(240,000)	F
Total stockholders’ equity (deficit)	(5,712)	(3,948)	$14,144		$4,484	(16,878)		$(12,394)
Total liabilities, redeemable ordinary shares and stockholders’ equity (deficit)	$20,220	$990	$(11,682)		$9,528	$(9,193)		$335

See accompanying notes to the unaudited pro forma condensed consolidated combined financial statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(in thousands, except share and per share data)

	BlueRiver Acquisition Corp. (Historical)	Spinal Stabilization Technologies, LLC (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Additional Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Operating Income
Revenue	$—	$—	$—		$—	$—	$—
Cost of goods sold	—	—	$—		—	$—	—
Gross profit	—	—	—		—	—	—

Operating expenses:
Research and development	—	1,309	—		1,309	—	1,309
In process research and development write off	—	—	248,500	C.1	248,500	—	248,500
General and administrative	6,907	7,006	613	B.1	12,059	—	12,059
			(2,467)	F.1
General and administrative – related party	600	—	—		600	—	600
Total operating expenses	7,507	8,315	246,646		262,468	—	262,468
Loss from operations	(7,507)	(8,315)	(246,646)		(262,468)	—	(262,468)

Other income (loss)
Income from investments held in Trust Account	2,065	—	(2,065)	A.1	—	—	—
Change in fair value of derivative warrant liabilities	(197)	—	—	D.1	(197)	—	(197)
Change in fair value of working capital loan – related party	1	—	—		1	—	1
Gain from extinguishment of deferred underwriting commissions	362	—	—		362	—	362
Change in fair value of convertible notes payable	—	496	(496)	E.1	—	—	—
Interest income	—	39	—		39	—	39
Total other income (expense)	2,231	535	(2,561)		205	—	205
Net loss	(5,276)	(7,780)	(249,207)		(262,263)	—	(262,263)

Other comprehensive loss:
Foreign currency translation adjustment	$—	(4)	$—		(4)	$—	$(4)
Comprehensive loss	$(5,276)	$(7,784)	$(249,207)		$(262,267)	0	$(262,267)

Net loss per share (Note 5)
Basic and diluted weighted average shares outstanding, Class A ordinary shares	4,878,345	—			31,780,835		30,213,125
Basic and diluted weighted average shares outstanding, Class A common stock	—	7,188,734
Basic and diluted net loss per share	$(0.44)	$(1.08)			$(8.25)		$(8.68)
Basic and diluted weighted average shares outstanding, Class B ordinary shares	7,187,500	—			—		—
Basic and diluted net loss per share	$(0.44)	—			—		—

See accompanying notes to the unaudited pro forma condensed consolidated combined financial statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
COMBINED FINANCIAL INFORMATION

Note 1.  Basis of Presentation

The Business Combination is expected to be accounted for as an asset acquisition in accordance with U.S. GAAP. Under this method of accounting, BlueRiver will be treated as the “accounting acquirer” and SST as the “accounting acquiree” for financial reporting purposes. For accounting purposes, the Business Combination will be accounted for as an asset acquisition as substantially all of the fair value is concentrated in IPR&D, an intangible asset. SST’s assets (except for cash) and liabilities will be measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D with no alternative future use being expensed. The fair value measurements utilize estimates based on key assumptions of the Business Combination, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined subsequent to the Business Combination, and the final amounts of the assets acquired, and liabilities assumed may differ materially from the values recorded in the pro forma financial information.

The unaudited pro forma condensed consolidated combined balance sheet as of December 31, 2023 gives effect to the Business Combination and related transactions as if they had been completed on December 31, 2023. The unaudited pro forma condensed consolidated combined statements of operations for the year ended December 31, 2023 give effect to the Business Combination and related transactions as if they had been completed on January 1, 2023. All periods are presented on the basis that BlueRiver is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on currently available information and certain assumptions and methodologies that BlueRiver management believes are reasonable under the circumstances. The unaudited condensed consolidated combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the differences may be material. BlueRiver management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated combined financial information.

The unaudited pro forma condensed consolidated combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed consolidated combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical consolidated financial statements and notes thereto of BlueRiver and SST included elsewhere in this proxy statement/prospectus.

Note 2.  Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed consolidated combined financial information. As a result, the unaudited pro forma condensed consolidated combined financial information does not assume any differences in accounting policies.

As part of the preparation of these unaudited pro forma condensed consolidated combined financial statements, certain reclassifications were made to align BlueRiver’s financial statement presentation with that of SST.

Note 3.  Preliminary Purchase Price

The accompanying unaudited pro forma condensed consolidated combined financial statements reflect an estimated preliminary purchase price of approximately $247.2 million comprised of equity consideration of approximately $240.0 million and BlueRiver transaction costs of $7.2 million.

The table below represents the total preliminary purchase price (dollars in thousands, except share data):

Number of Class V Common Stock of the combined company to be issued	24,000,000
Multiplied by the Share Value, per the Merger Agreement	$10.00
Total	$240,000
BlueRiver estimated transaction costs	7,164
Total purchase price	$247,164

For purposes of this pro forma analysis, the above purchase price has been allocated based on the relative fair value of the fair value of assets and liabilities acquired (in thousands):

Purchase Price Allocation:
Net working capital (including cash)	$(1,461)
Long-term assets	125
Acquired in-process research and development	248,500
Net assets acquired	$247,164

The guidance in ASC 805 requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. The initial screen test was met as BlueRiver determined that substantially all of the fair value was concentrated in the acquired IPR&D. The fair value of the IPR&D was determined to be approximately $248.5 million before the purchase price was allocated among the assets and liabilities acquired, as shown above.

IPR&D represents the R&D assets of SST which were in-process, but not yet completed, and which BlueRiver has the opportunity to advance. Current accounting standards require that the fair value of IPR&D projects acquired in an asset acquisition with no alternative future use be allocated a portion of the consideration transferred and charged to expense at the acquisition date. The actual purchase price allocated to IPR&D will fluctuate until the closing date of the merger based on changes in the share price identified above, and as such the final valuation of the IPR&D consideration and the amounts allocated to assets acquired and liabilities assumed could differ significantly from the current estimate.

The IPR&D acquired by BlueRiver represents SST’s development and clinical trials for one single IPR&D project: the PerQdisc Nucleus Replacement System for the treatment of degenerative disc disorder. The entire amount of the fair value of the acquired IPR&D is assigned to this project. SST is in process of developing the PerQdisc Nucleus Replacement System in two regulatory jurisdictions: Europe and the United States. Both jurisdictions are at the beginning phases of clinical trials and are either currently enrolling patients or gaining approval to enroll patients. In neither jurisdiction have clinical trials commenced.

Estimated costs to be incurred to complete clinical trials and obtain approval for sale in Europe and the US are $6.0 million and $20.6 million, respectively.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments related to acquired IPR&D. These estimates and assumptions include assumptions of commercialization of the IPR&D and the estimated revenue growth of the IPR&D after commercialization has been achieved. Management has not finalized valuations or done a full assessment of all of the accounting elements of the items included in the transaction accounting adjustments to the unaudited pro forma condensed consolidated combined financial information. The full assessment and finalization of valuations will be completed prior to finalizing the accounting related to the Business Combination. As the unaudited proforma condensed consolidated combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

Note 4.  Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information

The unaudited pro forma condensed consolidated combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed consolidated combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain estimates, assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed consolidated combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. BlueRiver has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated combined financial information. There were no pro forma adjustments required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information does not include an income tax adjustment. Upon closing of the Business Combination, it is likely that the combined company will record a valuation allowance against the total U.S. and state deferred tax assets as the recoverability of the tax assets is uncertain. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the period presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed consolidated combined statements of operations are based upon the number of shares of New SST Class A Common Stock outstanding, assuming the Business Combination and related transactions occurred on the beginning of the earliest period presented.

Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet:

The adjustments included in the unaudited pro forma condensed consolidated combined balance sheet as of December 31, 2023 are as follows:

A.     Reflects the redemption of 305,218 Class A Ordinary Shares for an aggregate redemption payment of $3.3 million using a redemption price of $10.82 per share and the reclassification of the remaining marketable securities of $16.9 million held in the Trust Account to cash and cash equivalents.

B.      Represents BlueRiver’s transaction costs, included within the purchase price (Note 3), of $7.2 million inclusive of advisory, banking, printing, legal, accounting fees and other professional fees that were incurred as a direct and incremental part of the Business Combination. $2.5 million was already incurred, $2.4 million of which is accrued and reflected in the historical financial statements of BlueRiver, and $0.1 million has already been paid.

C.     Represents SST’s transaction costs of $2.4 million inclusive of advisory, banking, legal and other professional fees that are expensed as a part of the Business Combination within accumulated deficit. Of the transaction costs, $1.8 million was already incurred, of which $0.7 is accrued and reflected in the historical financial statements of SST, and $1.1 million has already been paid.

D.     Reflects the reclassification of the remaining $16.8 million of BlueRiver Class A Ordinary Shares subject to possible redemption to permanent equity as well as the conversion of existing BlueRiver Class A and Class B Ordinary Shares to New SST Class A Common Stock.

E.      Reflects the elimination of SST’s convertible notes and historical outstanding equity comprised of 7,261,109 no par value member units, accumulated deficit of $50.2 million, and $0.1 million in accumulated comprehensive income, reflected as an decrease in additional paid-in capital.

F.      Reflects the Merger Consideration, including the estimated fair value of 24,000,000 shares of Class A Common Stock, estimated transaction costs, as well as the adjustment to accumulated deficit for the acquired IPR&D as follows:

December 31, 2023
(in thousands)
Expensed IPR&D acquired (C.1)	$248,500
Net working capital (including cash)	(1,461)
Long-term assets	125
Less: Transaction costs included within purchase consideration	(7,164)
Total adjustment to accumulated deficit (F)	$240,000

G.     This adjustment is for illustrative purposes and is reflective of the proposed cancellation and exchange of both the 9,583,270 BlueRiver Public Warrants and the 266,667 BlueRiver Private Placement Warrants by BlueRiver for 738,745 shares of Surviving Company Class A Common Stock as described in the Warrant Amendment Proposal within the Notice of Extraordinary Meeting of Warrant Holders within this proxy/prospectus statement.. The Warrant Amendment Proposal will require the affirmative vote of at least 65% of each (i) the outstanding Public Warrant holders and (ii) the outstanding Private Placement Warrant holders. This vote will occur at Closing and if approved, the warrants would be exchanged for Class A Common Stock. Therefore, because of the contingency, this adjustment is not reflected in the pro forma balances presented.

H.     Reflects the full redemption of 1,567,710 outstanding public shares for a payment of $16.9 million in cash, representing the full value of the Trust Account. In the Maximum Redemption Scenario $7.7 million of the transaction expenses in adjustment (B) are instead accrued as a liability. The Maximum Redemption Scenario is included for illustrative purposes only, as the parties expect to enter into PIPE Financing and other financing arrangements as needed prior to Closing.

Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 2023 are as follows:

A.1   Reflects elimination of investment income on the Trust Account.

B.1    Reflects estimated SST transactions costs of $0.6 million as if incurred on January 1, 2023, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed consolidated combined statement of operations. The amount presented is comprised of transaction costs that were not yet recognized and expensed in the historical statement of operations as part of the Business Combination. These costs are non-recurring.

C.1   Reflects the impact of expensing the acquired IPR&D upon consummation of the asset acquisition (Note 3). These costs are non-recurring.

D.1   Reflects the illustrative presentation of the change in fair value in derivative warrant liabilities as result of the proposed and contingent exchange referenced in adjustment G above. Because of the contingent vote at Closing, this adjustment is not reflected in the pro forma balances presented.

E.1    Reflects the conversion of the Company’s convertible notes to common stock upon closing of the Business Combination and the associated elimination of the change in fair value attributable to the Company’s convertible notes.

F.1    Reflects the reclassification to include transaction costs incurred as part of the total cost of the asset acquisition. These transaction costs are included in the total cost of IPR&D written off in adjustment C.1.

Note 5.  Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2023. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of the period presented.

The unaudited pro forma condensed consolidated combined financial information has been prepared to present two alternative scenarios with respect to redemption of Common Stock by Public Stockholders at the time of the Business Combination for the year ended December 31, 2023 (amounts in thousands except share and per share amounts):

	Year Ended December 31, 2023(1)
	No Additional Redemptions	Maximum Redemption Scenario
	(in thousands, except share and per share data)
Pro forma net loss	$(262,263)	$(262,263)
Weighted average shares outstanding – basic and diluted	31,780,835	30,213,125
Net loss per share – basic and diluted	$(8.25)	$(8.68)
Excluded securities:(2)
Restricted Deferred Founders Shares	1,774,375	1,774,375
SPAC Public Warrants	9,583,270	9,583,270
SPAC Private Placement Warrants	266,667	266,667

____________

(1)      Pro forma net loss per share includes the related pro forma adjustments as referred to within the section “Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

(2)      The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive and/or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period presented.

MANAGEMENT OF BLUERIVER

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to BlueRiver.

Our current executive officers and directors are set forth below:

Name	Age	Position
John Gregg	59	Co-Chairman and Co-Chief Executive Officer
Randall Mays	58	Co-Chairman, Co-Chief Executive Officer and Chief Financial Officer
Eric Medina	35	Managing Director, Head of Finance and Corporate Development
Anne Farlow	57	Director
Alok Sama	60	Director
John E. Sununu	58	Director

Executive Officers

John Gregg, Co-Chairman and Co-Chief Executive Officer

John Gregg has been our Co-Chairman and Co-Chief Executive Officer since October 2020. Mr. Gregg has been the founder of Bluewater Ventures since 2003. Bluewater Ventures represents his family office and focuses on investing in special situations in the technology, media, telecom and entertainment industries. Mr. Gregg previously held various leadership roles including Head of Corporate Development and CFO from 1994 to 2003 for NTL Inc (now Virgin Media), a NYSE-listed cable communications company. Mr. Gregg also served as a Managing Director in charge of corporate finance and development for Cellular Communications Inc, Cellular Communications Intl, and Cellular Communication Puerto Rico Inc, three Nasdaq-listed companies. He was Managing Director and Chief Restructuring Officer of Iesy GMBH and the Managing Director of Cablecom GMBH, the largest Swiss broadband provider. Over his 30-year career in the TMT sector, he has negotiated over 50 acquisitions, divestitures and corporate restructurings and arranged over $18 billion in strategic investments. He has successfully led operational restructurings in companies varying in size from 500 to 25,000. He was the Vice Chair and co-founder of Virgin Net and served as the Executive Chairman of Carat Security and Centigon, both providers of global mobile security solutions. Mr. Gregg received his MBA from Harvard Business School and his undergraduate degree from Georgetown University.

Randall Mays, Co-Chairman, Co-Chief Executive Officer and Chief Financial Officer

Randall Mays has been our Co-Chairman, Co-Chief Executive Officer and Chief Financial Officer since October 2020. Mr. Mays has been the Founder & CEO of Running M Capital and Co-Managing Partner of Mays Family Enterprises since 2013. He sits on the boards of Live Nation Entertainment, Digital Defense, Spinal Stabilization Technologies, BuildGroup Technology Fund, Live Undiscovered Music (LÜM), Mind Science Foundation and the Mays Family Foundation. Running M Capital is a private investment firm supporting innovative and passionate entrepreneurs with novel ideas and technologies. Mays Family Enterprises (MFE) is a family office fund that partners with trusted and experienced management teams to invest in profitable companies with strong opportunities to grow their core businesses and pursue new market opportunities. After graduating from Harvard Business School in 1991, Mr. Mays began his career at Goldman Sachs & Co. working with the mergers and acquisitions team before joining Clear Channel Communications. Mr. Mays spent almost 20 years at Clear Channel Communications (now iHeartCommunications), a Fortune 500 mass media corporation, holding various leadership roles including Vice Chairman, President and CFO from 1993 to 2013. During his tenure, Clear Channel Communications (NYSE:CCU) was one of the best performing stocks for the decade of the 1990’s. Mr. Mays helped manage over 40,000 employees, global operations, strategy, corporate development and capital markets. Since joining the company, Mr. Mays supported Clear Channel Communications’ growth from a handful of radio stations to an enterprise with over 1,200 radio stations, one of the largest outdoor advertising businesses in the world and the largest live entertainment company. Annual revenue grew during that period from approximately $100 million to over $6.9 billion in 2008, when the company was sold. While at Clear Channel, Mr. Mays led the strategic initiative to further consolidate the Live Entertainment business through its wholly owned subsidiary Clear Channel Entertainment. Mr. Mays oversaw its spinout into the publicly traded company now known as Live Nation

Entertainment (NYSE:LVY). During this period, Mr. Mays was the CEO of Clear Channel Entertainment and served as the Chairman of Live Nation from its inception until its merger with Ticket Master. After stepping down as Chairman in 2010, Mr. Mays has served on the board as Chair of the Nominating and Governance Committee and a member of the Executive Committee. Mr. Mays also served on the board of Clear Channel Outdoor (NYSE:CCO), XM Satellite Radio, American Tower Corporation, and CNET Technologies. He has recently joined the Bridge Builders Collaborative, an investment group focused on technology to redefine mindfulness and social wellness. Mr. Mays received his MBA from Harvard Business School and his undergraduate degree from University of Texas.

Eric Medina, Managing Director, Head of Finance and Corporate Development

Eric Medina has been our Managing Director, Head of Finance and Corporate Development since October 2020. Mr. Medina previously worked at Westhook Capital, a private equity fund where he was responsible for sourcing, executing and managing new platform investments, from 2019 to 2020. Prior to Westhook Capital, Mr. Medina was a Vice President at aPriori Capital Partners, an independent leveraged buyout fund advisor created in connection with the spin-off of DLJ Merchant Banking Partners from Credit Suisse from 2012 to 2018. Prior to DLJ Merchant Banking Partners, Eric served as an investment banking analyst in in the TMT group at Credit Suisse. He began his career as an energy trader with Barclays Capital. Mr. Medina holds a BBA from the Ross School of Business at the University of Michigan.

Directors

Anne Farlow, Director

Anne Farlow, a director, is an experienced private equity investment professional and currently serves as Non-Executive Chairman of the Board of Pershing Square Holdings, Ltd. Ms. Farlow was selected to serve on the Board due to her experience investing in technology, media and telecommunications industries, her substantial mergers and acquisitions experience and her long history of serving on the boards of multiple companies. Ms. Farlow, a Hong Kong resident, has been the independent Chairman of Pershing Square Holdings, Ltd. since 2014. Pershing Square Holdings, Ltd is an investment holding company which is listed in on the London Stock Exchange and on Euronext, and is a constituent of the FTSE 100 index. Since 2005, she has been an active investor in and nonexecutive director of various unlisted companies. From 2000 to 2005, she was a director of Providence Equity Partners in London, and was one of the partners responsible for investing a $2.8 billion fund in telecom and media companies in Europe. From 1992 to 2000, she was a director of Electra Partners in London and JF Electra in Hong Kong. Prior to working in private equity, Ms. Farlow worked as a banker for Morgan Stanley in New York, and as a management consultant for Bain and Company in London, Sydney and Jakarta. Ms. Farlow graduated from Cambridge University with a MA in engineering in 1986 and a MEng in chemical engineering in 1987. She obtained an MBA from Harvard Business School in 1991.

Alok Sama, Director

Alok Sama, a director, was formerly the President and CFO of SoftBank Group International , where he was responsible for the finance functions for SoftBank Group International and its operating affiliates. Alok was selected to serve on the Board due to his experience in technology, media and telecommunications industries, his substantial mergers and acquisitions experience and his long history of serving on the boards of multiple companies. Alok served as CFO of SoftBank Group International from September 2014 to July 2016 and President and CFO from July 2016 to April 2019. Alok served as a Senior Advisor of SoftBank Group International from April 2019 to February 2020. Alok also served as Chief Strategy Officer for SoftBank Group, where his responsibilities included corporate development, M&A, all proprietary investments and investor relations. While at SoftBank, Alok led the announced $59 billion merger of Sprint and T-Mobile, SoftBank’s $34 billion acquisition of ARM Holdings Plc, the $10 billion disposition of SoftBank’s stake in Alibaba Group Holding, SoftBank’s $8.6 billion sale of Supercell Oy to Tencent Holdings, and the restructuring of SoftBank’s holding in Yahoo Japan. He was also responsible for multiple growth capital investments across technology verticals, including ridesharing, fintech and communications. Alok additionally represented SoftBank as a Board member at ARM Holdings from August 2016 to April 2019, Fortress Investment Group from June 2018 to May 2019, Brightstar Corp from January 2016 to April 2019, SoftBank Energy from June 2016 to June 2020, SoFi from October 2018 to September 2020, SoftBank Group Capital and Airtel Africa from November 2018 to May 2019. Alok has over 30 years of investment banking, capital markets and investment experience in New York, London and Hong Kong. Prior to his time at SoftBank, Alok was a senior Managing Director at Morgan Stanley. While at Morgan Stanley, he led the firm’s communications practice in Europe and its TMT practice in the Asia-Pacific region. He also established Morgan Stanley’s capital markets business in Asia as well as its investment banking practice in India. His experience at Morgan Stanley included M&A advisory, IPOs, restructurings and financing transactions for clients in North America, Europe and Asia. Alok also co-founded Baer Capital Partners, an alternative asset management firm focused on India with over $300 million in assets, in partnership with the Baer family and Dubai Holdings.

John E. Sununu, Director

John E. Sununu, a director, served as a U.S. Senator from New Hampshire from 2003 to 2009. He was a member of the Committees on Banking, Commerce, Finance and Foreign Relations, and he was appointed the Congressional Representative to the United Nations General Assembly. Senator Sununu was selected to serve on the Board due to his experience in government and corporate leadership. Senator Sununu provides important insights on government relations, public policy and business matters relevant to us. Before his election to the Senate, Senator Sununu served three terms as a member of the U.S. House of Representatives from New Hampshire’s 1st District from 1996 to 2002, where he was vice chairman of the Budget Committee and a member of the Appropriations Committee. During his twelve years in Congress, he drafted and helped pass several important pieces of legislation, including the Internet Tax Freedom Act, the Survivors Benefit Act and the New England Wilderness Act. Prior to serving in Congress, Senator Sununu served as chief financial officer for Teletrol Systems, a manufacturer of building control systems. Senator Sununu formerly served as a director of Time Warner Cable Inc. He has been a director of Boston Scientific since 2009 and as Council member of Lloyd’s of London since 2019. He received his B.S. and M.S. degrees in Mechanical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Number and Terms of Office of Officers and Directors

Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The term of office of the first class of directors, consisting of John Sununu will expire at our first general annual meeting. The term of office of the second class of directors, consisting of Anne Farlow and Alok Sama, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of John Gregg and Randall Mays, will expire at our third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Founder Shares may remove a member of the board of directors for any reason.

Pursuant to an agreement, our sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for appointment to our board of directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provides that our officers may consist of one or more chairman of the board, chief executive officer, chief financial officer, chief business officer, president, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director Independence

The NYSE American’s listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship with the company which in the opinion of the company’s board of directors, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in the NYSE American’s listing standards and applicable SEC rules. Our board of directors has determined that Anne Farlow, Alok Sama and John Sununu are “independent directors” as defined in the NYSE American’s listing standards and applicable SEC rules.

Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating and corporate governance committee and a compensation committee.

Subject to phase-in rules and a limited exception, the rules of the NYSE American and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the NYSE American require that the compensation committee of a listed company be comprised solely of independent directors. Each committee will operate under a charter that has been approved by our board and will have the composition and responsibilities described below. The charter of each committee is available on our website at www.blueriverspac.com/corporate-governance/governance-documents.

Audit Committee

We have established an audit committee of the board of directors.

Our board of directors has determined that each of Anne Farlow, Alok Sama and John E. Sununu are independent. Alok Sama serves as the chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE American and our board of directors has determined that qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The audit committee operates pursuant to a charter and is responsible for:

•        evaluating the performance of our independent registered public accounting firm, determining whether to retain the service of our independent registered public accounting firm, and approving the engagement of our current or any new independent registered public accounting firm;

•        meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•        monitoring the independence of the independent registered public accounting firm;

•        verifying the rotation of the lead (or coordinating) audit target having primary responsibility for the audit and the audit target responsible for reviewing the audit as required by law;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•        determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        review with management and our independent registered public accounting firm annual and quarterly financial statements, the results of our annual audits, and other financial disclosures made in our filings with the SEC; and

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Nominating and Corporate Governance Committee

We have established a nominating committee of our board of directors. The members of our nominating and corporate governance committee are Anne Farlow, Alok Sama and John E. Sununu, and John Sununu serves as the chairman of the nominating and corporate governance committee. Our board of directors has determined that each of Anne Farlow, Alok Sama and John E. Sununu are independent.

The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating and corporate governance committee considers persons identified by its members, management, shareholders, investment bankers and others.

The nominating and corporate governance committee operates pursuant to a charter, which details the purpose and responsibilities of the nominating and corporate governance committee. The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

Under the charter, the committee’s responsibilities include:

•        identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual meeting of shareholders or to fill vacancies on the board of directors;

•        developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

Guidelines for Selecting Director Nominees

The nominating and corporate governance committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a compensation committee of our board of directors. The members of our compensation committee are Anne Farlow, Alok Sama and John E. Sununu and Anne Farlow serves as chairman of the compensation committee.

Our board of directors has determined that each of Anne Farlow, Alok Sama and John E. Sununu are independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other Section 16 executive officers; reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of our sponsor of $50,000 per month subject to adjustment based on actual costs incurred for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics is available on our website at www.blueriverspac.com/corporate-governance/governance-documents. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K, other than technical, administrative or other non-substantive amendments.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different sections of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and may only decide to present it to us if such entity rejects the opportunity and consummating the same would not violate any restrictive covenants to which such officers and directors are subject. Notwithstanding the foregoing, we may pursue an Affiliated Joint Acquisition opportunity with an entity to which an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by issuing to such entity a class of equity or equity-linked securities. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
Anne Farlow	Pershing Square Holdings Ltd.	Investment Company	Director, Non-Executive Chairman
Alok Sama	Warburg Pincus LLC	Private Equity	Senior Advisor
	The Raine Group	Merchant Bank	Senior Advisor
John Sununu	Boston Scientific Corporation (NYSE: BSX)		Director
	Lloyds of London		Director
	Sorenson Communication		Director

Potential investors should also be aware of the following other potential conflicts of interest:

•        Mr. Mays is the Co-Manager of the General Partner of LLM Family Investment Series 44, L.P. and the Manager of the General Partner of RTM Partners, Ltd., which collectively own approximately 13.39% of SST prior to the Business Combination. In addition, RTM Partners II, Ltd., an entity controlled by Randall Mays, will hold a promissory note, which will have a principal amount of up to $3.0 million, will bear interest at a rate of 8.0% per annum, and will mature on the earliest to occur of (i) the completion of the Business Combination, (ii) the completion of another financing transaction, (iii) the completion of a change of control transaction, and (iv) April 30, 2024. The note financing will close [in early 2024] and such promissory note will be repaid in connection with the closing of the Business Combination. As a result of the foregoing, Mr. Mays may be deemed to have a significant influence over SST and conflicts of interest in the Business Combination with SST.

•        Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any fulltime employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•        Our Sponsor subscribed for Founder Shares prior to our Initial Public Offering and purchased private placement units in a transaction that closed simultaneously with the closing of the Initial Public Offering. Our sponsor and our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares, private placement shares and any public shares purchased during or after the Initial Public Offering in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of the Initial Public Offering or during any Extension Period or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares or pre-initial business combination activity. Additionally, our sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if we fail to complete our initial business combination within the required time period. If we do not complete our initial business combination within the required time period, the private placement units and the underlying securities will expire worthless. Except as described herein, our sponsor and our management team have agreed not to transfer, assign or sell any of their Founder Shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the private placement units, the private placement shares, the private placement warrants and the Class A ordinary shares underlying such warrants, will not be transferable until 30 days following the completion of our initial business combination. Because each of our executive officers and director nominees will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We are not prohibited from pursuing an initial business combination or subsequent transaction with a company that is affiliated with our sponsor, founders, officers or directors, or any of their respective affiliates. In the event we seek to complete our initial business combination with a company that is affiliated with our sponsor or any of our founders, officers or directors, or any of their respective affiliates, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that such an initial business combination or transaction is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our sponsor or any of our existing officers or directors, or any of their respective affiliates, be paid by us any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination. Further, commencing on the date our securities were first listed on the NYSE, we will also reimburse an affiliate of our sponsor for office space, secretarial and administrative services provided to us in the amount of $50,000 per month subject to adjustment based on actual costs incurred.

The existence of financial and personal interests of one or more of BlueRiver’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BlueRiver and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BlueRiver’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

BlueRiver’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the BlueRiver Board, the Merger Agreement and the transactions contemplated therein, including the Merger. However, the BlueRiver Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed to the BlueRiver Board and would be included in this proxy statement/prospectus, (ii) these disparate interests could exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if BlueRiver public stockholders redeem a substantial portion of the BlueRiver Class A shares. The BlueRiver Board concluded that the potential benefits that it expected BlueRiver and its shareholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the BlueRiver Board determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of BlueRiver and its shareholders.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Our Sponsor and each member of our management team have agreed to vote their Founder Shares, private placement shares and public shares purchased during or after the Initial Public Offering in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated

We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

MANAGEMENT OF SST AND SURVIVING PUBCO FOLLOWING THE BUSINESS COMBINATION

The executive officers of the Surviving Pubco following the Business Combination are expected to be the same as SST’s current executive officers. The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as executive officers of the Surviving Pubco following the completion of the Business Combination.

Name	Age	Position(s)
Mark Novotny	56	President, Chief Executive Officer
Brian Dowling	54	Finance Director, General Manager of SST Spine Ltd.
Loren Francis	47	Vice President of Research and Development, Operations

The Surviving Pubco board following the Business Combination is expected to be comprised of H. Joseph de Compiegne, John Gregg, Randall Mays, Vic Bertrand, Mark Novotny, John E. Sununu and Dr. Frank Phillips. Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office. The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors following the completion of the Business Combination.

Name	Age	Position(s)
Vic Bertrand	54	Director
H. Joseph de Compiegne	63	Director
John Gregg	59	Director
Randall Mays	58	Director
Mark Novotny	56	President, Chief Executive Officer; Director
Dr. Frank Phillips	63	Director
John E. Sununu	58	Director

Executive Officers

Mark Novotny — President, Chief Executive Officer

Mark Novotny is expected to serve as President and Chief Executive Officer, and as a Director of the Surviving Pubco board following the completion of the Business Combination. Mr. Novotny has served as President of SST for the past ten years and brings over 28 years of experience in the medical device industry. Prior to joining SST, Mr. Novotny most recently served as Chairman of the board of directors of CardioMech AS, a privately held medical device company based in Norway, from 2018 until 2023. He also served as Interim Chief Executive Officer of NexGen Medical Systems, Inc. in 2014 and as Chief Operating Officer and President of CeloNova Biosciences, Inc. from 2012 to 2013. Previously, Mr. Novotny was employed for over ten years at Boston Scientific, holding various positions of increasing responsibility, including most recently as Vice President of Marketing. Mr. Novotny received his Bachelor of Science in Information Systems from the University of San Francisco.

Among other attributes, skills and qualifications, we believe Mr. Novotny is qualified to serve as a member of the Surviving Pubco board given his experience as SST’s President and his extensive history with SST’s business and products. We also believe that his service on the Surviving Pubco board will allow him to act as a conduit between the Surviving Pubco board and the members of management and other employees of Surviving Pubco.

Brian Dowling — Finance Director, General Manager of SST Spine Ltd.

Brian Dowling is expected to serve as Surviving Pubco’s Finance Director and the General Manager of SST Spine Ltd., our Irish subsidiary, following the completion of the Business Combination. Mr. Dowling currently serves as Finance Director of SST and General Manager of SST Spine Ltd., positions he has held since 2015. Mr. Dowling is a Chartered Accounting with over 25 years of experience in Europe, the United States and China across financial planning and analysis and financial control roles. Prior to joining SST, Mr. Dowling served as Interim Financial Controller of Start Mortgages Limited from 2014 to 2015, as Finance Consultant, RGP Consulting for Sandvik Mining and Construction from 2013 to 2014 and as International Financial Controller for Beats by Dr. Dre from 2012 to 2013. Mr. Dowling received a LeavingCert Pass from CBS Charleville, Co. Cork and a Pass in Final Admitting Exam from the Institute of Chartered Accountants in Ireland.

Loren Francis — Vice President of Research and Development, Operations

Loren Francis is expected to serve as Vice President of Research and Development, Operations of Surviving Pubco following the Business Combination. Mr. Francis joined SST in 2015 as Director of Research and Development until assuming his current role as Vice President of Research and Development, Operations in 2019. Mr. Francis has over 15 years of experience in the field of biomechanics, spine injury mechanics and medical device development. Prior to joining SST, Mr. Francis was a Senior Product Development Engineer at Kinetic Concepts, Inc. from 2013 to 2015. Previously, Mr. Francis was employed for over ten years at Southwest Research Institute, including four years as Senior Research Engineer. Mr. Francis holds both a Bachelor of Science and a Master of Science in Mechanical Engineering from the University of Texas at San Antonio.

Non-Executive Directors

Vic Bertrand, Director

Vic Bertrand is expected to serve as a member of the Surviving Pubco board following the Business Combination. Mr. Bertrand is currently the President of Stratinn Inc., a business-to-business growth consultancy and is a member of the Board of Managers of SST. He also serves on the boards of two privately held companies as well as a company that is listed on the TSX Venture Exchange in Canada. Mr. Bertrand previously served as President and Chief Executive Officer of Toys “R” Us Canada from 2019 to 2021. Prior to that, Mr. Bertrand was employed for 28 years with MEGA Brands as Director, Chief Innovation Officer and Chief Operating Officer. Mr. Bertrand graduated from West Island College.

Among other attributes, skills and qualifications, we believe Mr. Bertrand is qualified to serve as a member of the Surviving Pubco board based on his extensive leadership, operations, and innovation experience and his knowledge of the medical device industry.

H. Joseph de Compiegne, Director

H. Joseph de Compiegne is expected to serve as a member of the Surviving Pubco board following the Business Combination. Mr. de Compiegne has over 38 years of experience in the oil and gas industry. Mr. de Compiegne currently serves as the Chairman of the Board of Managers of SST and is also the Managing Partner of Fred W. Shield and Company, a privately held mineral partnership with offices in Midland and San Antonio, Texas. Additionally, Mr. de Compiegne serves as a director of Sivalls, Inc., a privately held manufacturer of equipment for the oil and gas industry.

Among other attributes, skills and qualifications, we believe Mr. de Compiegne is qualified to serve as a member of the Surviving Pubco board based on his extensive leadership and financial experience, his experience with matters relating to manufacturing, supply chains, and commercial agreements, and his familiarity with SST’s business.

John Gregg, Director

John Gregg is expected to serve as a member of the Surviving Pubco board following the Business Combination. Mr. Gregg has been the founder of Bluewater Ventures since 2003. Bluewater Ventures represents his family office and focuses on investing in special situations in the technology, media, telecom and entertainment industries. Mr. Gregg previously held various leadership roles including Head of Corporate Development and CFO from 1994 to 2003 for NTL Inc (now Virgin Media), a NYSE-listed cable communications company. Mr. Gregg also served as a Managing Director in charge of corporate finance and development for Cellular Communications Inc, Cellular Communications Intl, and Cellular Communication Puerto Rico Inc, three Nasdaq-listed companies. He was Managing Director and Chief Restructuring Officer of Iesy GMBH and the Managing Director of Cablecom GMBH, the largest Swiss broadband provider. Over his 30-year career in the TMT sector, he has negotiated over 50 acquisitions, divestitures and corporate restructurings and arranged over $18 billion in strategic investments. He has successfully led operational restructurings in companies varying in size from 500 to 25,000. He was the

Vice Chair and co-founder of Virgin Net and served as the Executive Chairman of Carat Security and Centigon, both providers of global mobile security solutions. Mr. Gregg received his MBA from Harvard Business School and his undergraduate degree from Georgetown University.

Among other attributes, skills and qualifications, we believe Mr. Gregg is qualified to serve as a director of the Surviving Pubco board based on his financial experience and leadership roles in publicly traded companies.

Randall Mays, Director

Randall Mays is expected to serve as a member of the Surviving Pubco board following the Business Combination. Mr. Mays is currently a member of the Board of Managers of SST and has over 30 years of experience in the fields of corporate finance and venture capital. Mr. Mays is also the Co-Chair, Chief Executive Officer and Chief Financial Officer of BlueRiver. Mr. Mays is the founder and Chief Executive Officer of Running M Capital, a private investment firm, and a Partner in Bridge Builders Collaborative, a privately held venture capital firm investing in start-up companies focused on mental health. Mr. Mays also serves on numerous boards of directors, including as a director of Live Nation Entertainment (NYSE: LYV), a position he has held since 2005 and of BuildGroup, a position he has held since 2018. Previously, Mr. Mays served as Chairman of Digital Defense, Inc. from 2008 to 2021, as a director of N12 Technologies, Inc. from 2015 to 2019, as a director of CNET (now ZW Data Action Technologies, Nasdaq: CNET) from 2002 to 2005, as a director of American Tower Corp (NYSE: AMT) from 1998 to 2005 and as a director of Sirius XM Radio Inc. (now Sirius XM Holdings, Inc., Nasdaq: SIRI). Mr. Mays was employed for 19 years at Clear Channel Communications, where he served as director, Vice Chairman, President and CFO. He also served as director, President and CFO of Clear Channel Outdoor (NYSE:CCO). He previously held positions at Goldman Sachs and Trammell Crow Company. Mr. Mays holds a bachelor’s degree in business from the University of Texas and an M.B.A. from Harvard Business School.

Among other attributes, skills and qualifications, we believe Mr. Mays is qualified to serve as a member of the Surviving Pubco board based on his leadership experience in both public and private companies and his experience working in the investment community and with investment firms, which will enable him to bring valuable insight and knowledge to the Surviving Pubco board.

Frank Phillips, M.D., Director

Dr. Frank Phillips is the Director of the Division of Spine Surgery and a Professor of Orthopedic Surgery at Rush University Medical Center. Dr. Phillips specializes in minimally invasive cervical and lumbar reconstructive surgery and has participated in the development of and pioneered a number of minimally invasive spinal techniques that are now widely used. He is also a leader in motion preserving procedures and was a principal investigator in F.D.A. trials on cervical disc replacement. Dr. Phillips received his MBBCh from the University of Witwatersrand in Johannesburg, South Africa, completed his Orthopedic residency at the University of Chicago Medical Center and served a spine fellowship at Case Western Reserve University School of Medicine. Dr. Phillips is board certified by the American Board of Orthopedic Surgery.

Among other attributes, skills and qualifications, we believe Dr. Phillips is qualified to serve as a member of the Surviving Pubco board based on his expertise in minimally invasive cervical and lumbar reconstructive surgery and his familiarity with the conduct of FDA clinical trials.

John E. Sununu, Director

John E. Sununu is expected to serve as a member of the Surviving Pubco board following the Business Combination. He was a member of the Committees on Banking, Commerce, Finance and Foreign Relations, and he was appointed the Congressional Representative to the United Nations General Assembly. Senator Sununu was selected to serve on the Board due to his experience in government and corporate leadership. Senator Sununu provides important insights on government relations, public policy and business matters relevant to us. Before his election to the Senate, Senator Sununu served three terms as a member of the U.S. House of Representatives from New Hampshire’s 1st District from 1996 to 2002, where he was vice chairman of the Budget Committee and a member of the Appropriations Committee. During his twelve years in Congress, he drafted and helped pass several important pieces of legislation, including the Internet Tax Freedom Act, the Survivors Benefit Act and the New England Wilderness Act. Prior to serving in Congress, Senator Sununu served as chief financial officer for Teletrol Systems, a manufacturer of building control systems. Senator Sununu formerly served as a director of

Time Warner Cable Inc. He has been a director of Boston Scientific since 2009 and as Council member of Lloyd’s of London since 2019. He received his B.S. and M.S. degrees in Mechanical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Among other attributes, skills and qualifications, we believe Senator Sununu is qualified to serve as a member of the Surviving Pubco board based on his leadership and political experience, as well as his expertise in government relations.

Number and Terms of Office of Directors

As discussed more fully under the section entitled “Proposal 1: The Business Combination Proposal”, following the Closing, the Surviving Pubco board will initially consist of seven directors, who will be assigned to classes as mutually agreed by BlueRiver and SST. A majority of the initial directors of the Surviving Pubco board will be designated by SST.

The board of directors of Surviving Pubco immediately following the Closing will include the following individuals: H. Joseph de Compiegne, John Gregg, Randall Mays, Vic Bertrand, Mark Novotny, John E. Sununu and Dr. Frank Phillips.

Each designee will meet the director qualification and eligibility criteria of the Nominating and Corporate Governance committee of the board of directors of BlueRiver, and a number of designees will qualify as independent directors, as determined by the board of directors of BlueRiver, such that a majority of the directors as of immediately following the Closing will qualify as independent directors.

Following the Closing, and subject to the Surviving Pubco’s Certificate of Incorporation, the Surviving Pubco’s Board of Directors will determine the number of directors who will serve on the board. The exact number of directors will be fixed from time to time by a majority of the Board of Directors. The Certificate of Incorporation further provides that the Board of Directors will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the closing of the Business Combination. Class II and Class III directors shall initially serve for a term expiring at the second and third annual meeting of stockholders following the closing of the Business Combination, respectively. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the third succeeding annual meeting of stockholders. There will be no limit on the number of terms a director may serve on the Board of Directors.

For more information on the expected structure of the Board of Directors, see “Proposal 2B: The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication,” “Proposal 3: The Organizational Documents Proposals,” and “Proposal 5: The Charter Proposal.”

Director Independence

In connection with the Business Combination, we intend to apply to list the Company’s Class A common stock for trading on the NYSE American or another national securities exchange that is agreed upon by BlueRiver and SST. Under applicable listing standards, independent directors must comprise a majority of a listed company’s board of directors. In addition, [•] rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees meet applicable independence criteria.

The Surviving Pubco board has undertaken a review of the independence of each director and considered whether each director has a material relationship with Surviving Pubco that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities and all other facts and circumstances that the Surviving Pubco board deems relevant in determining independence, including the transactions involving them that are described in the section entitled, “Certain Relationships and Related Parties Transactions.” As a result of this review, we anticipate that Mr. Bertrand, Mr. de Compiegne, Mr. Mays, Mr. Gregg, Dr. Phillips and Mr. Sununu will be considered “independent directors” as defined under the rules of the approved stock exchange and the applicable rules of the Exchange Act.

Board Leadership Structure

We expect that the Surviving Pubco board will maintain flexibility to select an executive or independent chairperson of the board, and to consider designating a lead independent director in the event that an executive is serving in the role of board chair. It is expected that [•] will initially be elected to serve as chairperson of the board and will be responsible for, among other matters, serving as a liaison between the board and the CEO, approving board meeting agendas, facilitating communication of annual board evaluation feedback, and participating with the compensation committee in the annual CEO performance evaluation.

We believe that this leadership structure will allow our CEO to focus his time and energy on managing our business, while our chairperson provides time and attention to board oversight and governance. However, we believe that no single leadership model is right for all companies and at all times, and the Surviving Pubco board will review its leadership structure as appropriate to ensure it continues to be in the best interests of Surviving Pubco and its stockholders. The Surviving Pubco board may adjust its board leadership structure based on circumstances existing from time to time and based on criteria that are in the Surviving Pubco’s best interests and the best interests of its stockholders, including the composition, skills, diversity and experience of the board and its members, specific challenges faced by the Surviving Pubco or the industry in which it operates, and governance efficiency.

Corporate Governance Guidelines and Code of Business Conduct

The Surviving Pubco board intends to adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and its policies and standards relating to board leadership structure and other matters.

In addition, the Surviving Pubco board will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer and other executive and senior financial officers. The full text of the Surviving Pubco’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics will be posted on the Corporate Governance portion of its website. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and officers on the same website.

The Board’s Risk Oversight Role

The Surviving Pubco board will oversee risks related to the Surviving Pubco and its business as a whole, including its strategy, business performance, capital structure, management selection, compensation programs, stockholder engagement, corporate reputation, cybersecurity and privacy matters, and regulatory risks. The Surviving Pubco board will discharge various aspects of its oversight responsibilities through its standing committees, which will in turn report to the Surviving Pubco board regularly regarding their activities. We will evaluate risks over the short-, medium- and long-term horizons.

In particular, the responsibility for monitoring and assessing strategic risk exposure and strategic opportunities will be administered through the Surviving Pubco board as a whole, and the audit committee will have the responsibility to consider and discuss the Surviving Pubco’s accounting, reporting, and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls, developments that create major financial risk, cyber risk, operational risk, and review of related party transactions. In addition, the audit committee will have responsibility to establish procedures for receiving, retaining and addressing complaints relating to accounting and auditing matters. We believe that this structure is beneficial because the audit committee’s regular meetings with management, including the finance, legal, internal audit and information technology functions, enable the committee to review and discuss these matters and their impact on Surviving Pubco’s business. The audit committee will summarize for the Surviving Pubco board issues that present significant financial, cyber, operational, compliance, and controls-related risks, and the appropriate mitigating factors.

The nominating and corporate governance committee will oversee board composition and corporate governance matters and will receive reports from management on ethics and whistleblower matters that fall outside of the audit committee’s scope of review. The nominating and corporate governance committee will report to the Surviving Pubco board on these matters to the extent they present significant risks.

The compensation committee will review Surviving Pubco’s incentive compensation arrangements to determine whether they encourage excessive risk-taking and discuss with management the relationship between risk management policies and practices and compensation.

The responsibilities of the standing committees are described in more detail below.

Committees of the Board

Audit Committee

Surviving Pubco’s audit committee will consist of [•], [•] and [•]. [•] will be the chairman of Surviving Pubco’s audit committee. Surviving Pubco has determined that [•], [•] and [•] satisfy the “independence” requirements of the approved stock exchange and Rule 10A-3 under the Exchange Act and that each member of the audit committee is financially literate. In addition, following the Business Combination, the Surviving Pubco board will determine which member of its audit committee is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. This designation does not impose on either any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and the Surviving Pubco board. In arriving at this determination, the Surviving Pubco board will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The audit committee will oversee Surviving Pubco’s accounting and financial reporting processes and the audits of the Surviving Pubco’s financial statements. The audit committee will be responsible for, among other things:

•        selecting a qualified firm to serve as the independent registered public accounting firm to audit the Surviving Pubco’s financial statements;

•        helping to ensure the independence and performance of the independent registered public accounting firm;

•        discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, the Surviving Pubco’s interim and year-end financial statements;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing and overseeing the Surviving Pubco’s policies on risk assessment and risk management, including enterprise risk management;

•        reviewing related person transactions;

•        reviewing the adequacy and effectiveness of internal control policies and procedures and the Surviving Pubco’s disclosure controls and procedures; and

•        approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimus non-audit services, to be performed by the independent registered public accounting firm.

The Surviving Pubco board will adopt a written charter for the audit committee which will be available on the Surviving Pubco’s website upon the completion of the Business Combination.

Compensation Committee

Surviving Pubco’s compensation committee will consist of [•], [•] and [•]. [•] will be the chairman of Surviving Pubco’s compensation committee. Surviving Pubco has determined that [•], [•] and [•] satisfy the “independence” requirements of the approved stock exchange and is a non-employee director as defined by Rule 16b-3 of the Exchange Act.

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to Surviving Pubco’s directors and executive officers. Surviving Pubco’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

•        reviewing, approving and determining the compensation of the Surviving Pubco’s officers and key employees;

•        reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the Surviving Pubco board or any committee thereof;

•        administering the Surviving Pubco’s equity compensation plans;

•        reviewing, approving and making recommendations to the Surviving Pubco board regarding incentive compensation and equity compensation plans; and

•        overseeing general policies relating to compensation and benefits of the Surviving Pubco’s employees.

The Surviving Pubco board will adopt a written charter for the compensation committee, which will be available on its website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

Surviving Pubco’s nominating and corporate governance committee will consist of [•], [•] and [•]. [•] will be the chairperson of Surviving Pubco’s nominating and corporate governance committee. Surviving Pubco has determined that [•], [•] and [•] satisfy the “independence” requirements of the approved stock exchange.

The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of Surviving Pubco’s board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying, evaluating and selecting, or making recommendations to the Surviving Pubco board regarding, nominees for election to the Surviving Pubco board and its committees;

•        evaluating the performance of the Surviving Pubco board;

•        considering, and making recommendations to the Surviving Pubco board regarding the composition of the Surviving Pubco board and its committees;

•        monitoring developments in corporate governance practices; and

•        developing, and making recommendations to the Surviving Pubco board regarding, corporate governance guidelines and matters.

The Surviving Pubco board will adopt a written charter for the nominating and corporate governance committee, which will be available on its website upon the completion of the Business Combination.

Code of Conduct and Ethics

Following the Business Combination, the Surviving Pubco will adopt a code of business conduct and ethics that applies to all of its directors, executive officers, and employees. Surviving Pubco will make its code of business conduct and ethics publicly available on its website. Surviving Pubco also intends to disclose on its website any substantive amendments to its code of business conduct and ethics, as well as waivers of the code of business conduct and ethics that apply to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, or any other officer, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K.

Limitation of Liability and Indemnification of Directors and Officers

The Proposed Organizational Documents will limit a director’s and officer’s liability to the fullest extent permitted under the DGCL; provided, however, that, except in certain circumstances, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Company Board. An indemnitee shall also have the right to be paid by the Company the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the Bylaws.

The DGCL provides that directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except for liability:

•        for any transaction from which the director or officer derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for a director under Section 174 of the DGCL;

•        for any breach of a duty of loyalty to the corporation or its stockholders; or

•        for an officer in any action by or in the right of the corporation.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of the directors and officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Proposed Organizational Documents will provide that Surviving Pubco will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person will also be entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, Surviving Pubco expects to enter into separate indemnification agreements with each of its directors and officers. These agreements, among other things, are expected to require Surviving Pubco to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

Surviving Pubco plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers will be insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Proposed Organizational Documents and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION OF SST

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers. References in this section to “we”, “our”, “us”, the “Company” and “SST”, generally refer to SST prior to the Business Combination and to Surviving Pubco following the Business Combination.

This section discusses the material components of the executive compensation program offered to the executive officers of SST who would have been “named executive officers” for 2023 and who will serve as executive officers of Surviving Pubco following the consummation of the Business Combination. Such executive officers consist of the following persons, referred to herein as our named executive officers (the “NEOs”):

•        Mark Novotny, our President;

•        Loren Francis, our Vice President of Research & Development and Operations; and

•        Brian Dowling, our Controller and General Manager of SST Spine Ltd.

Each of Messrs. Novotny, Francis and Dowling will serve the Surviving Pubco in the same capacities after the closing of the Business Combination.

This discussion summarizes our historical compensation practices and may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that the Surviving Pubco adopts following the closing of the Business Combination could vary significantly from our historical practices and currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents information regarding the compensation earned or received by our NEOs for services rendered during the fiscal years ended December 31, 2023 and 2022.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Mark Novotny,	2023	$350,000	753,755	$42,494	$1,146,249
President and CEO	2022	$350,000	$—	$36,369	$386,369
Loren Francis,	2023	$230,000	188,436	$32,982	$451,418
VP of R&D and Operations	2022	$230,000	$—	$28,957	$258,957
Brian Dowling,	2023	$189,394	188,436	$16,193	$395,379
Finance Director, Gen. Man.	2022	$185,500	$—	$15,767	$201,267

____________

(1)      Mr. Dowling earns a current annual base salary of €175,000 per year. Dollar amounts for Mr. Dowling are based on a blended conversion rate for the applicable fiscal year.

(2)      Amounts shown relate to Class RB2 Units of SST. Class RB2 Units are intended to constitute profits interests for federal income tax purpose, and do not have voting rights. Amounts shown reflect the fair value computed as of the grant date in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, excluding any estimates of forfeitures related to service-based vesting conditions. See “Narrative Disclosure to Summary Compensation Table — SST Profits Interest Awards” for more information about the awards.

For information regarding assumptions underlying the valuation of equity awards, see Note 12 to SST’s audited consolidated financial statements that are included elsewhere in this proxy statement/prospectus. These amounts do not correspond to the actual value that may be recognized by holders upon the vesting or sale of the applicable awards.

(3)      This column includes health insurance premiums paid by SST on behalf of NEOs. For 2023, the amounts included $30,244 for Mr. Novotny and $24,932 for Mr. Francis. For U.S.-based NEOs, this column also includes the contribution by SST to match the executive’s contribution to the Spinal Stabilization Technology 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”). SST makes corresponding pension contributions for non-U.S. employees, including Mr. Dowling. In 2023, payments to Mr. Dowling totaled $11,364, which was 6% of his salary, pursuant to the pension benefit that we offer to Irish employees. For more information, see the section entitled “Employee Benefits.”

Narrative Disclosure to Summary Compensation Table

Overview

The primary elements of compensation for SST’s named executive officer are base salary, annual performance bonuses, and incentive equity awards. SST’s named executive officer also participate in employee benefit plans and programs that SST offers to its other employees, as described below. SST’s executive compensation program is designed to attract, retain and reward key employees, to incentivize them based on the achievement of key performance goals, and to align their interests with the interests of SST’s equity holders.

Base Salaries

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the year ended December 31, 2023, the annual base salaries for each of Mr. Novotny, Mr. Francis, and Mr. Dowling were approximately $350,000, $230,000 and $189,000, respectively.

Annual Cash Bonuses

Each of our NEOs is eligible to earn an annual cash bonus as determined by our board of directors in its discretion. For 2023, Mr. Novotny and Mr. Dowling were eligible to receive bonuses in an amount determined at the Board’s discretion. Mr. Francis was eligible to earn a discretionary bonus of up to 30% of his base salary, although historically the Board has capped the maximum available bonus at 25% of base salary for Mr. Francis.

SST Profits Interest Awards

In order to incentivize and retain certain employees and other key service providers, SST has granted Class RB2 Units, which are intended to enable such individuals to participate in the long-term growth and financial success of SST. The Class RB2 Units are a special class of B2 units structured to qualify as “profits interests” for tax purposes. Pursuant to the SST LLC Agreement, the Company is permitted to issue Class RB2 Units in an amount that represents up to 10% of its total number of Units then outstanding (including any then outstanding Class RB2 Units). SST’s Class RB2 Units provide unitholders with the right to receive a percentage of SST’s future profits and distributions, subject to the return of capital contributions to all other SST members and certain other preferred distribution rights. After all of the foregoing distributions are made, and if the aggregate value of such distributions exceeds the “valuation threshold” specified in the respective award, the Class RB2 unitholders are entitled to receive distributions pro-rata with all members in proportion to their respective membership interests.

SST’s Class RB2 Units generally vest based on achievement of company performance objectives and/or continued service. On April 21, 2023, SST granted 71,089, 17,772, and 17,772 Class RB2 Units to each of Mark Novotny, Loren Francis, and Brian Dowling, respectively, at a pre-issuance value of approximately $10.60 per Unit. All of these outstanding Class RB2 Units immediately revert to SST if SST terminates the executive’s Service Relationship with SST for “Cause” at any time (as these terms are defined in the Restricted Incentive B2 Unit Agreements), and all of the outstanding Class RB2 Units immediately vest and are no longer subject to forfeiture upon a Sale of the Company (as the term is defined in the Company Agreement).

As of December 31, 2023, there were 540,355 outstanding Class RB2 Units of SST, all of which were vested. Based on SST’s capitalization as of December 31, 2023, and contingent on the consummation of the Business Combination, the outstanding Class RB2 Units that are held by executives and other employees will convert into an aggregate of approximately 1.3 million Surviving Company Class A Membership Units and an equal number of shares of Surviving Pubco Class V Common Stock at the Effective Time of the Merger.

Employee Benefits

Employee Benefits

Our named executive officers are eligible to participate in the SST employee benefit plans, including SST’s medical, dental, vision, group life and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. SST also maintains a 401(k) plan for the benefit of its eligible employees, including those who are named executive officers, as discussed in the section below entitled “— 401(k) Plan” and maintains a pension benefit for Irish employees, including those who are named executive officers, as discussed in the section below entitled “— Pension Benefit.”

401(k) Plan

SST maintains a retirement savings plan, or 401(k) plan, that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Under the Spinal Stabilization Technology 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”), eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Code. SST’s employees’ pre-tax contributions are allocated to each participant’s individual account and participants are immediately and fully vested in their contributions. Under the provisions of the 401(k) Plan, SST makes automatic matching contributions equal to the participant’s elective deferrals up to 1% of eligible compensation, plus 50% of a participant’s elective deferrals that exceed 1% of eligible compensation, up to 6% of eligible compensation. In addition, SST may make discretionary profit-sharing contributions on a pro rata basis based on each qualifying participant’s compensation relative to the total compensation of all qualifying participants.

The 401(k) Plan is intended to be qualified under Section 401(a) of the Code with the 401(k) Plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan.

Pension Benefit

Our Irish subsidiary maintains a pension benefit for Irish employees whereby 6% of the employee’s salary is paid to those individuals in order to pay into their own pension fund.

Employment Agreements with Our Named Executive Officers

SST initially entered into employment agreements with each of the NEOs in connection with the commencement of their employment with SST, which set forth the terms and conditions of each executive’s employment. The material terms of each NEO’s employment agreements are summarized below.

Employment Agreement with Mark Novotny

SST entered into an employment agreement with Mark Novotny in May 2016, pursuant to which SST employs Mr. Novotny as its President and Chief Executive Officer. Mr. Novotny earns a current annual base salary of $350,000, is eligible to receive an annual discretionary bonus, and is eligible to participate in the benefits plans generally available to Company employees.

Mr. Novotny’s employment is at-will, and he is entitled to severance in an amount equal to six-months’ of his then-current salary, conditioned on his execution of a separation and release agreement, if the Company terminates his employment without “cause” (as defined in the Employment Agreement). As a condition of his employment, Mr. Novotny signed our Noncompetition and Confidentiality Agreement, pursuant to which he has assigned to the Company all technology created by him during the term of his employment and all existing and future intellectual property rights relating to that technology. Mr. Novotny is also subject to a 24-month non-competition restriction following his employment with SST, as well as restrictions on soliciting customers, vendors, and employees.

Employment Agreement with Loren Francis

SST entered into an employment agreement with Loren Francis in September 2015, pursuant to which SST employs Mr. Francis as its Vice President of Research and Development and Operations. Mr. Francis earns a current annual base salary of $230,000 per year, is entitled to an annual discretionary bonus of up to 30% of his current base salary under his Employment Agreement, which the Board has historically capped at 25%, and is eligible to participate in the benefits plans generally available to Company employees.

Mr. Francis’ employment is at-will, and he is entitled to a severance amount equal to two-months’ salary, conditioned on his execution of a separation and release agreement, if he is terminated without “cause” (as defined in the Employment Agreement). As a condition of his employment, Mr. Francis signed our Noncompetition and Confidentiality Agreement, pursuant to which he has assigned to the Company all technology created by him during the term of his employment and all existing and future intellectual property rights relating to that technology. Mr. Francis is also subject to a 24-month non-competition restriction following his employment with SST, as well as restrictions on soliciting customers, vendors, and employees.

Employment Agreement with Brian Dowling

SST entered into an employment agreement with Brian Dowling in October 2015, pursuant to which SST employs Mr. Dowling as its Controller and as the General Manager of SST Spine Ltd. Mr. Dowling earns a current annual base salary of €175,000 per year. Based on the blended conversion rate of 0.924 applicable during our 2023 fiscal year, this equates to an annual salary of approximately $189,394. Mr. Dowling is also eligible to receive a bonus based on achievement of pre-agreed objectives.

Under Mr. Dowling’s current Employment Agreement, we are required to provide one months’ notice prior to terminating his employment, unless the termination is due to dishonesty, gross misconduct, criminal offense, or serious breach of employment terms. In lieu of providing notice, we have the option of paying Mr. Dowling his salary, prorated to the notice period. Mr. Dowling is subject to non-solicitation and non-compete obligations for six months following his separation from service, for any reason.

Surviving Pubco Equity Incentive Plan

For more information about the Surviving Pubco’s Equity Incentive Plan, see the section entitled “Proposal 4 — The Equity Incentive Plan Proposal.”

Outstanding Equity Awards at 2023 Fiscal Year End

The table below reflects all outstanding equity awards made to each of the NEOs that were outstanding at the end of fiscal year 2023.

Name	Option Awards(1)
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Mark Novotny	8/8/2016(2)	28,785	—	—	—
	11/1/2018(3)	193,590	—	—	—
	4/21/2023(4)	71,089	—	—	—
Loren Francis	8/8/2016(2)	7,029	—	—	—
	11/1/2018(3)	48,563	—	—	—
	4/21/2023(4)	17,772	—	—	—
Brian Dowling	8/8/2016(2)	7,029	—	—	—
	11/1/2018(3)	48,563	—	—	—
	4/21/2023(4)	17,772	—	—	—

____________

(1)      Amounts reported in the “Option Awards” column reflect grants of Class RB2 Units of SST that were outstanding as of the end of the 2023 fiscal year. The Class RB2 Units are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Class B Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature”.

All of the Class RB2 Units immediately vest and are no longer subject to forfeiture upon a Sale of the Company (as the term is defined in the Company Agreement). Based on our capitalization as of December 31, 2023, and contingent on the consummation of the Business Combination, we expect each outstanding RB2 Unit will convert into approximately 2.44 Surviving Company Class A Membership Units and an equal number of shares of Surviving Pubco Class V Common Stock at the Effective Time of the Merger. All outstanding vested and unvested RB2 Units immediately revert to SST if SST terminates the executive’s Service Relationship with SST for “Cause” at any time (as these terms are defined in the Restricted Incentive B2 Unit Agreements).

(2)      Represents an award of Class RB2 Units of SST granted on August 8, 2016, with pre-issuance value of approximately $2.89 per Unit as of the date of grant. 35% of the Class RB2 Units granted in this award were forfeited due to not achieving certain objectives by February 15, 2018, and 35% of the Class RB2 Units granted in this award were forfeited due to not achieving certain objectives by August 31, 2018. The remainder of the award was vested and outstanding as of December 31, 2023.

(3)      Includes awards of Class RB2 Units of SST granted on November 1, 2018, with a grant-date fair values of approximately $2.92 and $1.75 per Unit. In 2021, SST modified a vesting condition for these awards, as described in “Narrative Disclosure to Summary Compensation Table — SST Profits Interest Awards,” which resulted in an incremental fair value of $1.70 and $0.54, respectively, per Unit as of the date of the modification. Based on continued service and achievement of certain performance goals, the awards were fully vested and outstanding as of December 31, 2023.

(4)      Represents an award of Class RB2 Units of SST granted on April 21, 2023, with pre-issuance value of approximately $10.60 per Unit as of the date of grant. The Class RB2 Units granted in this award will be forfeited if the recipient’s Service Relationship is terminated for “Cause” at any time (as these terms are defined in the Restricted Incentive B2 Unit Agreements), and all of the outstanding Class RB2 Units granted in the awards immediately vest and are no longer subject to forfeiture upon a Sale of the Company (as the term is defined in the Company Agreement).

Potential Payments and Benefits upon a Termination or Change in Control

Our named executive officers are entitled to severance in amounts ranging from two to six months of their salary if we terminate their employment without “cause” (as defined in their Employment Agreements), conditioned upon their execution of a separation agreement and release. For more information, see the sub-section entitled “— Employment Agreements with Our Named Executive Officers.”

Our named executive officers have received equity incentive compensation in the form of Class RB2 Units. These units immediately vest and are no longer subject to forfeiture upon a Sale of the Company (as the term is defined in the Company Agreement). Based on our capitalization as of December 31, 2023, and contingent on the consummation of the Business Combination, we expect that each outstanding RB2 Unit will convert into approximately 2.44 Surviving Company Class A Membership Units and an equal number of shares of Surviving Pubco Class V Common Stock at the Effective Time of the Merger. For more information, see the sub-section entitled “— SST Profits Interest Awards.”

Director Compensation of SST

The following table sets forth compensation earned and paid during the fiscal year ended December 31, 2023 to the non-employee members of SST’s board of directors who will serve as a director of the Company following the Business Combination. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors. No additional compensation is paid to Mr. Novotny for his service on SST’s board.

In addition, we reimburse non-employee members of our board of directors for reasonable travel expenses, and for out-of-pocket costs incurred in attending meetings of our board of directors or events attended on behalf of the Company.

Non-Employee Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
H. Joseph de Compiegne	—	—	—	—	—
Randall Mays	—	—	—	—	—
Vic Bertrand	—	—	—	—	—
Dr. Frank Phillips(1)	—	—	—	$71,500	$71,500

____________

(1)      Dr. Phillips receives a monthly retainer fee of up to $6,500 for consulting services as a spine surgeon advisor, clinical and regulatory observation, advisory, and training services to SST, pursuant to a three-year Consulting Agreement with SST dated February 1, 2023. We also reimburse Dr. Phillips for all pre-approved reasonable travel expenses in accordance with our generally applicable reimbursement policies and procedures. The Consulting Agreement is terminable by either party upon 30 days’ notice.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of BlueRiver Ordinary Shares as of the date of this proxy statement/prospectus by:

•        each person known by BlueRiver to be the beneficial owner of 5% or more of BlueRiver Ordinary Shares;

•        each of BlueRiver’s current officers and directors; and

•        all of BlueRiver’s current officers and directors, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of BlueRiver in the table below is calculated based on [•] BlueRiver Ordinary Shares issued and outstanding as of [•], 2024.

Name of Beneficial Owners(1)	Class A ordinary shares		Class B ordinary shares(2)		Approximate Percentage of Outstanding Shares
	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Randall Mays(3)	800,000	28.5%	7,097,500	98.7%	78.98%
John Gregg(3)	800,000	28.5%	7,097,500	98.7%	78.98%
Anne Farlow	—	—	30,000	*	*
Alok Sama	—	—	30,000	*	*
John E. Sununu	—	—	30,000	*	*
All directors and officers as a group (six individuals)
BlueRiver Ventures, LLC (our sponsor)(3)	800,000	28.5%	7,097,500	98.7%	78.98%
RP Investment Advisors LP(4)	201,016	7.1%	—	—	2.0%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of each of the following entities and individuals is 250 West Nottingham Drive, Suite 400, San Antonio, Texas 78209.

(2)      Interests shown consist solely of Founder Shares, classified as Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of our initial business combination.

(3)      The shares reported herein are held in the name of our sponsor. Our sponsor is governed by two managers, Randall Mays and John Gregg. As such, Messrs. Mays and Gregg have voting and investment discretion with respect to the Class B ordinary shares held of record by our sponsor and may be deemed to have shared beneficial ownership of the Class B ordinary shares held directly by our sponsor. Each Messrs. Mays and Gregg disclaims beneficial ownership of our ordinary shares held by our sponsor except to their pecuniary interest therein.

(4)      The shares reported herein are held by and on behalf of each of RP Investment Advisors LP, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP SPAC Fund. RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP SPAC Fund (the “Funds”) are the record and direct beneficial owners of the securities covered by this statement. Richard Pilosof is the Chief Executive Officer of the Funds. RP Investment Advisors LP is the investment advisor of, and may be deemed to beneficially own securities owned by, the Funds. The address of the principal business office of each of the reporting persons is 39 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3.

The following table sets forth information regarding the expected beneficial ownership of Surviving Pubco shares of Class A common stock immediately following the consummation of the Business Combination by:

•        each person known by Surviving Pubco who will be the beneficial owner of more than 5% of the outstanding Surviving Pubco Class A common stock immediately following the consummation of the Business Combination;

•        each person who will become an executive officer or a director of Surviving Pubco upon consummation of the Business Combination; and

•        all of the executive officers and directors of Surviving Pubco as a group upon consummation of the Business Combination.

Except as otherwise noted herein, the number and percentage of Surviving Pubco Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Surviving Pubco Class A common stock as to which the holder has sole or shared voting power or investment power and also any Surviving Pubco Class A common stock which the holder has the right to acquire within 60 days of through the exercise of any option, warrant or any other right, including shares of non-economic voting Class V Common Stock that may be exchanged, together with Surviving Company Class A Membership Units, for Class A common stock

The expected beneficial ownership percentages set forth in the table below have been determined based on the following:

	Post-Business Combination (Assuming No Redemption and No Exercise of Dissent Rights)		Post-Business Combination (Assuming Maximum Redemption of BlueRiver Class A Shares)
Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares
5% or Greater Shareholders
Steadfast Financial LP(2)	6,634,849	20.7%	6,634,849	22.0%
Balloon, LLC(3)	2,725,321	8.5%	2,725,321	9.0%
The Mary Louise Trust(4)	2,100,321	6.5%	2,100,321	7.0%
BlueRiver Ventures, LLC(5)	7,897,500	24.6%	7,897,500	26.1%

Directors and Executive Officers
Mark Novotny	715,082	2.2%	715,082	2.4%
Loren Francis	178,771	*	178,771	*
Brian Dowling	178,771	— *	178,771	*
H. Joseph de Compiegne(6)	2,889,957	9.0%	2,889,957	9.6%
Randall Mays(7)	11,377,362	35.5%	11,377,362	37.7%
Vic Bertrand(8)	683,725	2.1%	683,725	2.3%
Dr. Frank Phillips	20,730	*	20,730	*
John Gregg(9)	7,897,500	24.6%	7,897,500	26.1%
John E. Sununu	30,000	*	30,000	*
All executive officers and directors as a group (9 persons)	16,074,398	50.1%	16,074,398	53.2%

____________

*        Less than 1%.

(1)      Unless otherwise noted, the business address of each of the following entities and individuals is c/o Spinal Stabilization Technologies, P.O. Box 90622, San Antonio, TX 78209.

(2)      The shares reported herein are held by and on behalf of each of SFSST LLC and SSFSST (Offshore) LLC. Steadfast Financial LP is the investment advisor of, and may be deemed to beneficially own securities owned by, the Funds. Robert S. Pitts, Jr. is the controlling principal of the Funds. The address of the principal business office of each of the reporting persons is 450 Park Avenue, 20th Floor, New York, NY 10022.

(3)      The address of the reporting person is P.O. Box 10310, San Antonio, TX 78210. Jack Lewis exercises voting and dispositive control over the units held by Balloon, LLC.

(4)      Judy and Malda Hibri have shared voting and investment discretion with respect to the shares reported herein.

(5)      The shares reported herein are held in the name of BlueRiver’s sponsor. BlueRiver’s sponsor is governed by two managers, Randall Mays and John Gregg. As such, Messrs. Mays and Gregg have voting and investment discretion with respect to the shares held of record by BlueRiver’s sponsor and may be deemed to have shared beneficial ownership of the shares held directly by BlueRiver’s sponsor. Each Messrs. Mays and Gregg disclaims beneficial ownership of the shares held by BlueRiver’s sponsor.

(6)      The shares reported herein include 1,334,721 shares held by Twenty S-5, LLC, for which Mr. de Compiegne has sole voting and investment power, and 1,555,236 shares held by The de Compiegne Property Company No. 20, Ltd., for which Mr. de Compiegne has sole voting and investment discretion.

(7)      The shares reported herein include 1,689,730 shares held by LLM Family Investment Series 44, L.P., for which Mr. Mays has shared voting and investment power, 1,790,132 shares held by RTM Partners, Ltd., for which Mr. Mays has sole investment and voting discretion and 7,897,500 shares held by BlueRiver Ventures, LLC, of which Mr. Mays has disclaimed beneficial ownership.

(8)      The shares reported herein represent 1,471,257 shares held by SSTIG Canada Inc., for which Mr. Bertrand has sole investment and voting discretion.

(9)      All of the shares reported herein are held by BlueRiver Ventures, LLC, of which Mr. Gregg disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTIES TRANSACTIONS

Certain Transactions of BlueRiver

On October 30, 2020, our sponsor paid $25,000, or approximately $0.0035 per share, to cover for certain expenses in consideration for 7,187,500 Founder Shares. The number of Founder Shares issued was determined based on the expectation that such Founder Shares represented approximately 20% of the issued and outstanding shares upon completion of the Initial Public Offering. The Founder Shares (including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Our sponsor purchased 800,000 private placement units for a purchase price of $8,000,000 in a private placement that occurred simultaneously with the closing of the initial Public Offering. As such, our sponsor’s interest in this transaction is valued at $8,000,000. The private placement units and Class A ordinary shares issued upon the exercise or conversion thereof may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

As more fully discussed in the section of the Company’s final prospectus entitled “Management - Conflicts of Interest,” if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

We are reimbursing an affiliate of our sponsor for office space, secretarial and administrative services provided to members of our management team in an amount of $50,000 per month subject to adjustment based on actual costs incurred. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

No compensation of any kind, including finder’s and consulting fees, will be paid to our sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors or their respective affiliates may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans would need to be repaid only.

Merger Agreement

On July 21, 2023, BlueRiver entered into the Merger Agreement with SST and Merger Sub, the Sponsor Support Agreement with SST and the Sponsor, and the Company Member Support Agreement with SST and certain Company Members. Randall Mays, BlueRiver’s Co-Chairman, Co-Chief Executive Officer and Chief Financial Officer and one of the two managers of BlueRiver’s Sponsor and a member of the group of Initial Shareholders through certain affiliated entities, also serves as a director of SST. As of [•], Mr. Mays, through affiliated entities, beneficially owns outstanding equity of SST and BlueRiver. For a description of the Merger Agreement, including the Related Agreements and the Merger Consideration, see “Proposal 1: The Business Combination Proposal — The Merger Agreement.” For a description of Mr. Mays’ beneficial ownership interests, see “Beneficial Ownership of Securities.”

Policy for Approval of Related Party Transactions

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a Code of Ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board of directors) or as disclosed in our public filings with the SEC. Under our Code of Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. A form of the Code of Ethics that we adopted is filed as an exhibit to the registration statement of which the Company prospectus forms a part.

In addition, our audit committee, pursuant to our written charter, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers or directors, or our or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsor, officers or directors unless we, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view. There will be no finder’s fees, reimbursements or cash payments made by us to our founders, officers or directors or our or any of their respective affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of the Initial Public Offering and the sale of the private placement units held in the trust account prior to the completion of our initial business combination:

•        repayment of an aggregate of up to $300,000 in loans made to us by our founders to cover offering-related and organizational expenses;

•        payment to an affiliate of our sponsor of a total of $50,000 per month subject to adjustment based on actual costs incurred, for up to 24 months, for office space, administrative and support services;

•        reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination.

•        These payments may be funded using the net proceeds of the Initial Public Offering and the sale of the private placement units not held in the trust account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the trust account released to us in connection therewith.

Certain Transactions of SST

Merger Agreement

On July 21, 2023, SST entered into the Merger Agreement with BlueRiver and Merger Sub, the Sponsor Support Agreement with BlueRiver and the Sponsor, and the Company Member Support Agreement with BlueRiver and certain Company Members. Randall Mays, an SST director, also serves as BlueRiver’s Co-Chairman, Co-Chief Executive Officer and Chief Financial Officer. He is one of the two managers of BlueRiver’s Sponsor and a member of the group of Initial Shareholders through certain affiliated entities. As of [•], Mr. Mays, through affiliated entities, beneficially owns outstanding equity of SST and BlueRiver. For a description of the Merger Agreement, including the Related Agreements and the Merger Consideration, see “Proposal 1: The Business Combination Proposal — The Merger Agreement.” For a description of Mr. Mays’ beneficial ownership interests, see “Beneficial Ownership of Securities.”

Convertible Notes

2024 Bridge Note

On January 9, 2024, the SST board of managers approved a debt financing in which SST will borrow up to $3.0 million to finance SST’s operations through closing of the Business Combination. SST borrowed $1.0 million on January 12, 2024 and an additional $1.0 million on March 4, 2024, through issuance of a promissory note to RTM Partners II, Ltd., an entity controlled by Randall Mays, who is a member of the SST board of managers and beneficial owner of more than 10% of the outstanding SST membership units (the “Bridge Note”). The Bridge Note will bear interest at a rate of 8.0% per annum, and will mature on the earlies to occur of (i) the completion of the Business Combination, (ii) the completion of another financing transaction, (iii) the completion of a change of control transaction, and (iv) April 30, 2024. SST expects the funds borrowed under Bridge Note financing will be repaid in connection with the closing of the Business Combination. The Bridge Note will not be convertible into equity securities of SST.

2023 Convertible Notes

In the third quarter of 2023, SST issued convertible notes with a maturity date of March 31, 2024 (the “2023 Notes”). The 2023 Notes do not bear interest. The principal amount of each note will automatically convert into the right to receive the same consideration that the noteholder would have received in the Business Combination if the 2023 Note had converted into Class B2 Units of SST at a conversion price of $22.72 per Unit immediately prior to the consummation of the Business Combination, and otherwise on the same terms as those received by the holders of Class B2 Units of SST in the Business Combination. Certain persons who are expected to be directors or executives of Surviving Pubco, or their family members or entities with which they are affiliated, participated in this financing, as follows:

Director	Note Purchase Price ($)	Corresponding Number of Class B2 Units
H. Joseph de Compiegne	$452,709(1)	19,926
Randall Mays	$500,000(2)	22,004
Dr. Frank Phillips	$100,000(3)	4,401

____________

(1)      Represents a $100,000 investment by the de Compiegne Property Company No. 20, Ltd., for which Mr. de Compiegne serves as President of the General Partner, individually through a trust holds a 33% equity interest, and collectively with trusts controlled by his immediate family members holds 100% of the equity interests; a $264,288 investment by Twenty S-5, LLC, for which Mr. de Compiegne serves as Manager and indirectly holds a 30% equity interest; a $33,078 investment by Anne de Compiegne Lutz, Mr. de Compiegne’s sister; and a $55,343 investment by The Leland Lutz Trust, a trust for which Anne de Compiegne Lutz is a beneficiary and her husband serves as trustee.

(2)      Represents an investment by RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner and holds a 49% equity interest.

(3)      Represents an investment by Elim Enterprises LP, in which Dr. Phillips is the Managing Partner, and holds, together with his wife Denise Walt, an approximate 96% equity interest.

2022 Stock Purchase

In October 2022, SST issued B2 Units (the “2022 Units”) at a purchase price of approximately $7.11 per Unit. Certain persons who are expected to be directors or executives of Surviving Pubco, or their family members or entities with which they are affiliated, participated in this financing, as follows:

Director	Unit Purchase Price ($)	Corresponding Number of Class B2 Units
H. Joseph de Compiegne	$628,083(1)	88,376
Mark Novotny	$25,211(2)	3,547
Randall Mays	$728,343(3)	102,483
Vic Bertrand	$782,053(4)	110,041

____________

(1)      Represents a $266,907 investment by the de Compiegne Property Company No. 20, Ltd., for which Mr. de Compiegne serves as President of the General Partner, individually through a trust holds a 33% equity interest, and collectively with trusts controlled by his immediate family members holds 100% of the equity interests; a $182,228 investment by Twenty S-5, LLC, for which

____________

Mr. de Compiegne serves as Manager and, through de Compiegne Property Company No. 20, Ltd., holds a 90% equity interest; a $22,807 investment by Anne de Compiegne Lutz, Mr. de Compiegne’s sister, individually; and a $156,141 investment by The Leland Lutz Trust, a trust for which Anne de Compiegne Lutz is a beneficiary and her husband serves as trustee.

(2)      Represents an investment by Peak One Consulting, LLC, for which Mr. Novotny is the sole member.

(3)      Represents a $220,102 investment by LLM Family Investments Series 44, L.P., for which Mr. Mays serves as Co-Manager of the General Partner and holds a 100% equity interest; and a $508,241 investment by RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner and holds a 49% equity interest.

(4)      Represents an investment by SSTIG Canada Inc. for which Mr. Bertrand serves as President and holds a 17% equity interest.

2022 Note Conversions

In connection with the issuance of the 2022 Units in October 2022, holders of certain convertible notes that SST issued in 2021 with a maturity date of December 31, 2022 (the “2021 Notes”) and certain convertible notes that SST issued in 2020 with an original maturity date of November 30, 2021 (the “2020 Notes”), in both cases bearing interest at a rate of 8% per annum, agreed to convert the principal and accrued interest on such notes into Class B2 Units at a conversion price of approximately $7.11 per Unit (the “2022 Note Conversions”). Certain persons who are expected to be directors or executives of Surviving Pubco, or their family members or entities with which they are affiliated, held 2021 Notes and 2020 Notes that were converted, and received Class B2 Units upon the conversion, as follows:

Director	Aggregate Note Conversion Amount ($)	Corresponding Number of Class B2 Units
H. Joseph de Compiegne	$1,637,867(1)	230,361
Mark Novotny	$67,941(2)	9,556
Randall Mays	$1,657,394(3)	233,107
Vic Bertrand	$409,828(4)	57,641

____________

(1)      Represents the sum of principal and accrued interest on 2021 Notes and 2020 Notes that were held by Mr. de Compiegne and related entities and individuals at the time of the 2022 Note Conversions, as detailed below in the subsections “ — 2021 Convertible Notes” and “— Amendment to 2020 Convertible Notes.”

(2)      Represents the sum of principal and accrued interest on 2021 Notes and 2020 Notes that were held by Peak One Consulting, LLC, for which Mr. Novotny is the sole member, at the time of the 2022 Note Conversions.

(3)      Represents the sum of principal and accrued interest on 2021 Notes and 2020 Notes that were held by certain entities affiliated with Mr. Mays at the time of the 2022 Note Conversions, as detailed below in the subsections “ — 2021 Convertible Notes” and “— Amendment to 2020 Convertible Notes.”

(4)      Represents the sum of principal and accrued interest on 2021 Notes and 2020 Notes that were held by SSTIG Canada Inc., for which Mr. Bertrand serves as President and holds a 17% equity interest, at the time of the 2022 Note Conversions.

2021 Convertible Notes

In 2021, SST issued the 2021 Notes. The principal and accrued interest of the 2021 Notes converted into Class B2 Units of SST in 2022, as disclosed in the section, “— 2022 Note Conversions.” Certain persons who are expected to be directors or executives of Surviving Pubco, or their family members or entities with which they are affiliated, participated in this financing, and at the time of the 2022 Note Conversions, held 2021 Notes with principal and accrued interest values as follows:

Director	Note Purchase Price ($)	Corresponding Number of Class B2 Units
H. Joseph de Compiegne	$849,259(1)	119,446
Mark Novotny	$38,945(2)	5,478
Randall Mays	$682,914(3)	96,050
Vic Bertrand	$340,820(4)	47,935

____________

(1)      Represents a $367,296 investment by the de Compiegne Property Company No. 20, Ltd., for which Mr. de Compiegne serves as President of the General Partner, individually through a trust holds a 33% equity interest, and collectively with trusts controlled by his immediate family members holds 100% of the equity interests; a $281,493 investment by Twenty S-5, LLC, for which

____________

Mr. de Compiegne serves as Manager and, through de Compiegne Property Company No. 20, Ltd., holds a 90% equity interest; a $108,132 investment by Anne de Compiegne Lutz, Mr. de Compiegne’s sister, individually; and a $92,338 investment by The Leland Lutz Trust, a trust for which Anne de Compiegne Lutz is a beneficiary and her husband serves as trustee.

(2)      Represents an investment by Peak One Consulting, LLC, for which Mr. Novotny is the sole member.

(3)      Represents an investment by RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner and holds a 49% equity interest.

(4)      Represents an investment by SSTIG Canada Inc. for which Mr. Bertrand serves as President and holds a 17% equity interest.

Amendment to 2020 Convertible Notes

In 2021, in connection with the issuance of the 2021 Notes, SST extended the maturity date of the 2020 Notes from November 30, 2021 to December 31, 2022. The principal and accrued interest of the 2020 Notes converted into Class B2 Units of SST in 2022, as disclosed in the section, “— 2022 Note Conversions.” Certain persons who are expected to be directors or executives of Surviving Pubco, or their family members or entities with which they are affiliated, held 2020 Notes that were amended, which had principal and accrued interest values at the time of the 2022 Note Conversions as follows:

Director	Note Purchase Price ($)	Corresponding Number of Class B2 Units
H. Joseph de Compiegne	$788,608(1)	110,915
Mark Novotny	$28,996(2)	4,078
Randall Mays	$974,480(3)	137,057
Vic Bertrand	$69,008(4)	9,706

____________

(1)      Represents a $365,481 investment by the de Compiegne Property Company No. 20, Ltd., for which Mr. de Compiegne serves as President of the General Partner, individually through a trust holds a 33% equity interest, and collectively with trusts controlled by his immediate family members holds 100% of the equity interests; a $209,587 investment by Twenty S-5, LLC, for which Mr. de Compiegne serves as Manager and, through de Compiegne Property Company No. 20, Ltd., holds a 90% equity interest; a $185,045 investment by Anne de Compiegne Lutz, Mr. de Compiegne’s sister, individually; and a $28,495 investment by The Leland Lutz Trust, a trust for which Anne de Compiegne Lutz is a beneficiary and her husband serves as trustee.

(2)      Represents an investment by Peak One Consulting, LLC, for which Mr. Novotny is the sole member.

(3)      Represents a $287,723 investment by LLM Family Investments Series 44, L.P., for which Mr. Mays serves as Co-Manager of the General Partner and holds a 100% equity interest and a $686,757 investment by RTM Partners, Ltd., for which Mr. Mays serves as Manager of the General Partner and holds a 49% equity interest.

(4)      Represents an investment by SSTIG Canada Inc. for which Mr. Bertrand serves as President and holds a 17% equity interest.

Employment Agreements and Indemnification Agreements

See “Management of SST and Surviving Pubco Following the Business Combination — Limitation of Liability and Indemnification of Directors and Officers” and “Executive and Director Compensation of SST.” Share Incentive Plan

See “Executive and Director Compensation of SST.”

DESCRIPTION OF SURVIVING PUBCO’S SECURITIES

The following summary of certain provisions of the Company securities does not purport to be complete and is subject to the proposed Certificate of Incorporation, the proposed Bylaws and the provisions of applicable law. Copies of the proposed Certificate of Incorporation and the proposed Bylaws are attached to this proxy statement/prospectus as Annex B and Annex D, respectively.

Authorized and Outstanding Stock

The Certificate of Incorporation will authorize the issuance of [•] shares, consisting of:

•        10,000,000 shares of undesignated preferred stock, par value $0.0001 per share;

•        250,000,000 shares of Class A common stock, par value $0.0001 per share; and

•        24,000,000 shares of Class V Common Stock, par value $0.0001 per share

Class A Common Stock

Upon completion of the Business Combination, we expect that there will be [•] shares of Class A common stock outstanding, assuming that (i) no Public Shares are redeemed in connection with the Business Combination and (ii) none of the Class V Common Stock and Surviving Company Class A Membership Units are exchanged for Class A common stock. All shares of Class A common stock are fully paid and non-assessable. In connection with the Business Combination, the Class B ordinary shares held by the Sponsor will be converted into shares of Class A common stock of the Company.

Voting rights.    Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Holders of Class A common stock will vote together with holders of Class V Common Stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class A common stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Dividend Rights.    Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of shares of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company Board out of funds legally available therefor.

Rights upon liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class A common stock are entitled to share ratably in all net assets remaining after payment of the Company’s debts and other liabilities, subject to prior distribution rights of Preferred Stock or any class or series of stock having a preference over the Class A common stock, then outstanding, if any.

Other rights.    The holders of Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of the Class A common stock will be subject to those of the holders of any shares of the Preferred Stock the Company may issue in the future.

Class V Common Stock

Upon completion of the Business Combination, there will be [•] shares of Class V Common Stock outstanding, with Surviving Pubco holding any shares of Class V Common Stock in treasury that are not issued to the SST Holders. All shares of Class V Common Stock to be issued in connection with the Business Combination will be fully paid and non-assessable.

Voting rights.    Each holder of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote (whether voting separately as a class or together with one or more classes of the Company’s capital stock). Holders of shares of Class V Common Stock will vote together with holders of the Class A common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class V Common Stock, as such, will have no voting power pursuant to the Certificate of Incorporation with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Dividend rights.    The holders of the Class V Common Stock will not participate in any dividends declared by the Company Board.

Rights upon liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class V Common Stock are not entitled to receive any assets of the Company.

Other rights.    The holders of shares of Class V Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class V Common Stock.

Issuance and Retirement of Class V Common Stock.    In the event that any outstanding share of Class V Common Stock ceases to be held directly or indirectly by a holder of a SST Common Unit, such share will automatically be transferred to the Company and cancelled for no consideration. The Company will not issue additional shares of Class V Common Stock after the adoption of the Certificate of Incorporation other than in connection with the valid issuance of Surviving Company Class A Membership Units in accordance with the governing documents of SST.

Preferred Stock

No shares of Preferred Stock will be issued or outstanding immediately after the completion of the Business Combination. The Certificate of Incorporation will authorize the Company Board to establish one or more series of Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Preferred Stock will be available for issuance without further action by the holders of the Common Stock. The Company Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of Preferred Stock may adversely affect the holders of the Common Stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock and the Class V Common Stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Class A common stock. At present, we have no plans to issue any Preferred Stock.

Redeemable Warrants

If the Warrant Amendment Proposal and the Condition Precedent Proposals are approved and the Business Combination is consummated, on the Closing Date after the Domestication and before the effective time of the Merger, each of the then outstanding BlueRiver Warrants will be cancelled and exchanged for 0.075 shares of Surviving Pubco Class A common stock.

Public Shareholders’ Warrants

Each whole warrant will entitle the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO or 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase a multiple of three units, the number of warrants issuable to you upon separation of the units will be rounded down to the nearest whole number of warrants. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a Class A common stock upon exercise of a warrant unless the Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 20 business days after the closing of our initial business combination, we will use our reasonable best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. We will use our reasonable best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our reasonable best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of our Class A common stock equals or exceeds $18.00.

Once the warrants become exercisable, we may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30-trading day period ending on the third business day before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. In the event that we elect to redeem all of the redeemable warrants, we will fix a date for the redemption. Pursuant to the terms of the warrant agreement, notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the redemption date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.

Once the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A common stock (as defined below) except as otherwise described below;

•        if, and only if, the closing price of our Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any period of 30 consecutive trading days ending three trading days before we send the notice of redemption to the warrant holders; and

•        if the closing price of our Class A common stock for any 20 trading days within any period of 30 consecutive trading days ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

Redemption of Warrants for Class A Common Stock

After the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•        in whole and not in part;

•        for a number of shares of Class A common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our Class A common stock except as otherwise described below;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, the last sale price of our Class A common stock equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

The numbers in the table below represent the “redemption prices,” or the number of shares of Class A common stock that a warrant holder will receive upon redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date	Fair Market Value of Class A Common Stock
(period to expiration of warrants)	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of our Class A common stock shall mean the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, we may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, we may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.298 Class A common stock for each whole warrant. Finally, as reflected in the table above, if the warrants are “out of the money” and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Class A common stock.

No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder.

Redemption Procedures and Cashless Exercise

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Class A common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) of our Class A common stock over the exercise prices of the warrants by (y) the fair market value. The “fair market value” will mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

Anti-dilution Adjustments

If the number of shares of outstanding Class A common stock is increased by a share capitalization payable in Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding common stock. A rights offering to holders of common stock entitling holders to purchase Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of Class A common stock equal to the product of (i) the number of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Class A common stock (other than those described above or that solely affects the par value of such Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of the public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which was filed as an exhibit to the registration statement related to the BlueRiver IPO, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A common stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants and rights, respectively, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with our company.”

Private Placement Warrants

The Private Placement Warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants) and they will not be redeemable by us so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the Units. If the Private Placement Warrants are held by holders other than our Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants included in the Units.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) of our Class A common stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our Sponsor and permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Notwithstanding the foregoing, the Merger Agreement does not permit such loans to convert into warrants.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination company at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the rights agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement and rights agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants and rights, respectively, which could limit the ability of warrant or rights holders to obtain a favorable judicial forum for disputes with our company.”

Dividends

We did not declare any dividend in the past and the Company Board will consider whether or not to institute a divided policy in the future. The payment of future dividends on the shares of Class A common stock will depend on the financial condition of the Company after the completion of the Business Combination subject to the discretion of the Company Board.

Upon completion of the Business Combination, the Company will be a holding company with no material assets other than its interest in SST.

The Fifth Amended and Restated Company Agreement will provide that pro rata cash distributions be made to holders of Surviving Company Class A Membership Units (including the Company) at certain assumed tax rates, which we refer to as “tax distributions.” See the section entitled “Proposal 1: The Business Combination Proposal — Related Agreements — Fifth Amended and Restated Company Agreement.” We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding Surviving Company Class A Membership Units, to maintain one-for-one parity between Surviving Company Class A Membership Units held by the Company and shares of Class A common stock of the Company.

Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law

The Certificate of Incorporation, the Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Company Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the Company Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock. The Certificate of Incorporation will provide that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or Shareholders Meeting of such stockholders and may not be effected by any consent in writing by such holders. See also “Risk Factors — Risks Related to Our Common Stock and Being a Public Company — Delaware law, the Certificate of Incorporation and Bylaws will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.”

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NYSE American, which would apply if and so long as the Class A common stock remains listed on NYSE American, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Company Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The Certificate of Incorporation will provide that the Company Board will determine the number of directors who will serve on the board. Upon adoption of the Certificate of Incorporation, the Company Board will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing Date, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the Company Board. In addition, the Certificate of Incorporation will provide that any vacancy on the Company Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office.

Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the Company Board will shorten the term of any incumbent director.

Business Combinations

The Company has elected not to be governed by Section 203 of the DGCL.

Quorum

The Bylaws will provide that at any meeting of the Company Board a majority of the total number of directors then in office constitutes a quorum for all purposes.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting.

General Stockholder Meetings

The Certificate of Incorporation will provide that special meetings of stockholders may be called only by or at the direction of a majority of Company Board.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Company Board or a committee of the Company Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of the Company following the adoption of the Bylaws, the date of the preceding annual meeting will be deemed to be [•] of the preceding calendar year). The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Supermajority Provisions

The Certificate of Incorporation and the Bylaws will provide that the Company Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Any amendment, alteration, rescission or repeal of the Bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least 66-2/3% in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Certificate of Incorporation will provide that Article V, Article VI, Article VII, Article VIII and Article IX therein, including the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2/3% in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class:

•        the provision requiring a 66-2/3% supermajority vote for stockholders to amend the Bylaws;

•        the provisions providing for a classified Company Board (the election and term of directors);

•        the provisions regarding filling vacancies on the Company Board and newly created directorships;

•        the provisions regarding resignation and removal of directors;

•        the provisions regarding calling special meetings of stockholders;

•        the provisions regarding stockholder action by written consent;

•        the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•        the amendment provision requiring that the above provisions be amended only with an 66-2/3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Company Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The Bylaws will provide that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery, (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or Bylaws, or (v) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (v), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Bylaws. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. However, it is possible that a court could find the Company’s forum selection provisions to be inapplicable or unenforceable. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors, officers and other employees.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Certificate of Incorporation does not renounce the Company’s interest in any business opportunity that is expressly offered to, or acquired or developed by a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that (i) the Company is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company, (iii) is one in which the Company has no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of a member of the Company Board or such member’s affiliate over which such member of the Company Board has no direct or indirect influence or control, including, but not limited to, a blind trust.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Certificate of Incorporation provides that the Company must indemnify and advance expenses to directors and officers to the fullest extent permitted by Delaware law. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of BlueRiver’s or SST’s respective directors, officers or employees for which indemnification is sought.

Stockholder Registration Rights

The Company intends to grant registration rights to certain parties in connection with the Business Combination.

Listing

The Company expects to apply to list the Class A common stock and the Public Warrants on the NYSE American, or another national securities exchange agreed upon by BlueRiver and SST, under the proposed symbols “[•]” and “[•]” respectively.

COMPARISON OF RIGHTS OF SURVIVING PUBCO SHAREHOLDERS AND
BLUERIVER SHAREHOLDERS

Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication

BlueRiver is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and BlueRiver’s existing organizational documents govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the existing organizational documents will differ in certain material respects from the proposed organizational documents of Surviving Pubco. As a result, when you become a stockholder of Surviving Pubco, your rights will differ in some regards as compared to when you were a shareholder of BlueRiver before the domestication.

Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of BlueRiver and Surviving Pubco according to applicable law and/or the existing organizational documents of BlueRiver and proposed organizational documents Surviving Pubco. You also should review the existing organizational documents of BlueRiver and the proposed organizational documents of Surviving Pubco attached hereto as Annexes B, C and D to this proxy statement/prospectus, as well as the DGCL and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to BlueRiver and Surviving Pubco.

	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Stockholder/Shareholder Votes for Routine Matters

Under the Cayman Islands Companies Act, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

	Cayman Islands	Delaware
Appraisal Rights	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.
Stockholder/Shareholder Lawsuits

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal 3C).
Fiduciary Duties of Directors

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Directors must exercise a duty of care and duty of loyalty and good faith to a corporation and its stockholders.
Indemnification of Directors and Officers

A Cayman Islands company generally may indemnify its directors or officers except with regard to actual fraud, willful neglect or willful default or to protect from the consequences of committing a crime.

A corporation is generally permitted to indemnify its directors and officers acting in good faith.
Limited Liability of Directors	Liability of directors may be limited, except with regard to their actual fraud or willful default.

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

BlueRiver has been advised by Maples and Calder (Cayman) LLP, its counsel as to Cayman Islands law, that the Cayman Islands are not a party to any treaties for the reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize and enforce judgments of U.S. courts obtained against it or its directors or officers that are predicated upon the civil liability provision of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against it or its directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

BlueRiver has also been advised by Maples and Calder (Cayman) LLP that, although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the U.S., a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or a penalty, and (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

FUTURE STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Company’s proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Company’s proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the Company Board, (ii) brought before the meeting by the person presiding over the meeting, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice and other procedures specified in the Company’s proposed Bylaws. To be timely for the Company’s annual meeting of stockholders, the Company’s secretary must receive the written notice at the Company’s principal executive offices:

•        not earlier than the 120th day; and

•        not later than the 90th day

before the one-year anniversary of the preceding year’s annual meeting.

For the first annual meeting following the Domestication, the proposed Bylaws provide that a stockholder’s notice will be timely if it is received by the Company not later than the later of the 90th day prior to the date of such annual meeting, or the 10th day following the day on which the public announcement of the date of the annual meeting is first made.

Accordingly, for the Company’s 2024 Annual Meeting, assuming the meeting is publicly announced on [•], [•], notice of a nomination or proposal must be delivered to the Company no later than [•], 2024. Stockholder proposals also must satisfy other requirements set forth in the Bylaws. The Chairperson of the Company Board or any other person properly presiding over the meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2024 Annual Meeting pursuant to Rule 14a-8 must be received at our principal office on or before [•], which the Company has determined to be a reasonable time before it expects to prepare and finalize materials for the 2024 Annual Meeting, and must comply with Rule 14a-8.

Stockholder Director Nominees

The Company’s proposed Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Company’s proposed Bylaws and must comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, including Rule 14a-19. In addition, the stockholder must give timely notice to the Company’s secretary in accordance with the Company’s proposed Bylaws, which, in general, require that the notice be received by the Company’s secretary within the time periods described above under “— Stockholder Proposals.”

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with BlueRiver’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of 250 West Nottingham Drive, Suite 400, San Antonio, Texas, 78209. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The legality of the Surviving Pubco Class A common stock offered in the Business Combination by this proxy statement/prospectus and certain other U.S. legal matters will be passed upon for Surviving Pubco by Goodwin Procter LLP. Certain Cayman Islands legal matters will be advised upon for BlueRiver by Maples and Calder (Cayman) LLP.

EXPERTS

The consolidated financial statements of Spinal Stabilization Technologies, LLC as of December 31, 2023 and 2022, and for the years then ended included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of BlueRiver Acquisition Corp. as of December 31, 2023 and 2022 and for the years then ended appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report (which includes an explanatory paragraph relating to BlueRiver Acquisition Corp.’s ability to continue as a going concern), thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, BlueRiver and service providers that it employs to deliver communications to its shareholders and warrant holders are permitted to deliver to two or more shareholders and/or warrant holders sharing the same address a single copy of BlueRiver’s proxy statement. Upon written or oral request, BlueRiver will deliver a separate copy of the proxy statement to any shareholder or warrant holder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Shareholders or warrant holders receiving multiple copies of such document may likewise request that BlueRiver delivers single copies of such document in the future. Shareholders or warrant holders may notify BlueRiver of their requests by writing or calling BlueRiver at its principal executive offices at 250 West Nottingham Drive, Suite 400 San Antonio, Texas 78209. Following the Business Combination, such requests should be made by writing or calling [•], [•] or [•].

TRANSFER AGENT AND REGISTRAR

The transfer agent for the shares of Surviving Pubco Common Stock will be Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

BlueRiver has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

BlueRiver files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) as required by the Exchange Act. You may access information on BlueRiver at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

BlueRiver Acquisition Corp.

250 West Nottingham Drive, Suite 400

San Antonio, Texas 78209

(210) 832-3305

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the extraordinary general meeting, or no later than [•], 2024.

All information contained in this proxy statement/prospectus relating to SST has been supplied by SST, and all such information relating to BlueRiver has been supplied by BlueRiver. Information provided by one another does not constitute any representation, estimate or projection of the other.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
BlueRiver Acquisition Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BlueRiver Acquisition Corp. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by August 2, 2024 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York
February 27, 2024
PCAOB Number 100

BLUERIVER ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
Assets:
Current assets:
Cash	$39,582	$21,548
Prepaid expenses	—	19,605
Total current assets	39,582	41,153
Cash and investments held in Trust Account	20,179,711	291,525,100
Total Assets	$20,219,293	$291,566,253

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$2,376,876	$555,911
Accrued expenses	2,060,102	602,021
Due to related party	20,930	—
Working capital loans – related party	822,500	100,800
Total current liabilities	5,280,408	1,258,732
Deferred legal fees	176,982	176,982
Deferred underwriting commissions	—	10,062,500
Derivative warrant liabilities	394,000	197,000
Total liabilities	5,851,390	11,695,214

Commitments and Contingencies

Class A ordinary shares subject to possible redemption, $0.0001 par value; 1,872,928 and 28,750,000 shares issued and outstanding at approximately $10.72 and $10.14 per share as of December 31, 2023 and 2022, respectively	20,079,711	291,425,100

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 800,000 non-redeemable shares issued and outstanding as of December 31, 2023 and 2022	80	80
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 7,187,500 shares issued and outstanding as of December 31, 2023 and 2022	719	719
Additional paid-in capital	1,418,472	—
Accumulated deficit	(7,131,079)	(11,554,860)
Total shareholders’ deficit	(5,711,808)	(11,554,061)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$20,219,293	$291,566,253

The accompanying notes are an integral part of these consolidated financial statements.

BLUERIVER ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2023	2022
General and administrative expenses	$6,907,491	$631,006
General and administrative expenses – related party	600,000	600,000
Loss from operations	(7,507,491)	(1,231,006)

Other income (loss):
Income from cash and investments held in Trust Account	2,064,972	4,004,716
Change in fair value of derivative warrant liabilities	(197,000)	5,713,000
Gain from extinguishment of deferred underwriting commissions	362,250	—
Change in fair value of working capital loans – related party	800	(800)
Total other income, net	2,231,022	9,716,916
Net (loss) income	$(5,276,469)	$8,485,910

Weighted average shares outstanding of Class A ordinary shares, basic and diluted	4,878,345	29,550,000
Basic and diluted net (loss) income per ordinary share, Class A ordinary shares	$(0.44)	$0.23
Weighted average shares outstanding of Class B ordinary shares, basic and diluted	7,187,500	7,187,500
Basic and diluted net (loss) income per ordinary share, Class B ordinary shares	$(0.44)	$0.23

The accompanying notes are an integral part of these consolidated financial statements.

BLUERIVER ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	800,000	$80	7,187,500	$719	$—	$(16,115,670)	$(16,114,871)
Increase in Class A ordinary shares subject to possible redemption	—	—	—	—	—	(3,925,100)	(3,925,100)
Net income	—	—	—	—	—	8,485,910	8,485,910
Balance – December 31, 2022	800,000	80	7,187,500	719	—	(11,554,860)	(11,554,061)
Stock compensation expense	—	—	—	—	1,701,444	—	1,701,444
Shareholder non-redemption agreement	—	—	—	—	4,115,639	—	4,115,639
Contribution from the Sponsor	—	—	—	—	(2,333,639)	—	(2,333,639)
Increase in Class A ordinary shares subject to possible redemption	—	—	—	—	(2,064,972)	9,700,250	7,635,278
Net loss	—	—	—	—	—	(5,276,469)	(5,276,469)
Balance – December 31, 2023	800,000	$80	7,187,500	$719	$1,418,472	$(7,131,079)	$(5,711,808)

The accompanying notes are an integral part of these consolidated financial statements.

BLUERIVER ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(5,276,469)	$8,485,910
Adjustment to reconcile net (loss) income to net cash used in operating activities:
Income from cash and investments held in Trust Account	(2,064,972)	(4,004,716)
Change in fair value of derivative warrant liabilities	197,000	(5,713,000)
Change in fair value of working capital loans – related party	(800)	800
Stock compensation expense	3,483,444	—
Gain from extinguishment of deferred underwriting commissions	(362,250)	—
Changes in operating assets and liabilities:
Prepaid expenses	19,605	197,500
Accounts payable	1,841,895	(58,116)
Accrued expenses	1,458,081	517,614
Deferred legal fees	—	8,210
Net cash used in operating activities	(704,466)	(565,798)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with redemption	273,410,361	—
Net cash provided by investing activities	273,410,361	—

Cash Flows from Financing Activities:
Proceeds from issuance of working capital loans to related party	722,500	—
Redemption of Ordinary shares	(273,410,361)	—
Offering costs paid	—	(75,000)
Proceeds received from related party working capital loans	—	100,000
Net cash (used in) provided by financing activities	(272,687,861)	25,000

Net change in cash	18,034	(540,798)
Cash – beginning of the year	21,548	562,346
Cash – end of the year	$39,582	$21,548

Supplemental disclosure of noncash financing activities:
Forgiveness of deferred underwriting fee payable allocated to Class A ordinary shares	$9,700,250	$—
Accounts payable paid by the Sponsor	$20,930	$—

The accompanying notes are an integral part of these consolidated financial statements.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Liquidity

BlueRiver Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on October 19, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

The Company has one subsidiary, BLUA Merger Sub LLC, a direct wholly owned subsidiary of the Company incorporated in Texas on July 17, 2023. As of December 31, 2023, the subsidiary had no activity.

As of December 31, 2023, the Company had not commenced any operations. All activity for the period from October 19, 2020 (inception) through December 31, 2023 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”) described below, and subsequent to the Initial Public Offering, searching for a business combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on its cash and investments held in the trust account from the proceeds of its Initial Public Offering.

The Company’s sponsor is BlueRiver Ventures, LLC, a Cayman Islands exempted company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 28, 2021. On February 2, 2021, the Company consummated its Initial Public Offering of 28,750,000 units (each, a “Unit” and collectively, the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 3,750,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $287.5 million, and incurring offering costs of approximately $16.4 million, inclusive of approximately $10.1 million in deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 800,000 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”), at a price of $10.00 per Private Placement Unit with the Sponsor, generating gross proceeds of approximately $8.0 million (Notes 4 and 6).

Upon the closing of the Initial Public Offering and the Private Placement, $287.5 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. However, to mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), as of May 4, 2023, the Company instructed Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and moved all funds in the Trust Account in cash until the earlier of consummation of our initial business combination or liquidation to a demand deposit account at Citibank. Such cash is held in an interest-bearing demand deposit account at a bank. Interest on such deposit account is currently 4.6% per annum, but such deposit account carries a variable rate and BlueRiver cannot provide assurances that such rate will not decrease or increase significantly. As a result, following such liquidation, the Company may receive less interest on the funds held in the Trust Account, which would reduce the dollar amount the Company’s public shareholders would receive upon any redemption or liquidation of the Company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target business or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Shareholders”) of its Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, subject to applicable law and stock exchange listing requirements. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company will adopt upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination or to not vote at all. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares, private placement shares (the “Private Placement Shares”) underlying the Private Placement Units and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association that would (a) modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within 36 months (including 6 month extensions approved on January 31, 2023, August 2, 2023 and February 2, 2024) from the closing of this offering, or up to 42 months if extended 6 times by an additional 1 month each month after the closing of this offering, by resolution of the Board, or during any Extension Period (as such period may be extended by the Company’s shareholders in accordance with the Amended and Restated Memorandum and Articles of Association, the “Combination Period”) or (b) with respect to any other material provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to consummate a Business Combination within the Combination Period.

The initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account or potentially less. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 9, 2023, the Company announced its intention to transfer the listing of its securities from NYSE to the NYSE American. In connection with listing on the NYSE American, the Company voluntarily delisted from the New York Stock Exchange. Following the transfer of its listing, the Company continued to file the same periodic reports and other information it currently files with the Securities and Exchange Commission. The Company completed the listing transfer of its securities to NYSE American on March 21, 2023 and began trading on NYSE American on March 24, 2023.

Trust Account Redemptions and Extension of Combination Period

On January 25, 2023, the Company and the Sponsor, entered into a non-redemption agreement (“Non-Redemption Agreement”) with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of the Company sold in its initial public offering (“Non-Redeemed Shares”) at the special meeting called by the Company (the “Special Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “Extension Proposal”) from February 2, 2023 to August 2, 2023 (the “Extension”). In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such third party or third parties an aggregate of 50,000 shares of the Company held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Special Meeting. The Non-Redemption Agreements are not expected to increase the likelihood that the Extension Proposal is approved by Company shareholders but will increase the amount of funds that remain in the Company’s trust account following the Special Meeting.

On January 31, 2023, the Company held a Special Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from February 2, 2023 to August 2, 2023. In connection with such vote, on January 27, 2023, the holders of an aggregate of 26,738,255 Public Shares exercised their right to redeem their shares for an aggregate of approximately $271,939,156 in cash held in the Trust Account.

On July 25, 2023, the Company and the Sponsor, entered into a non-redemption agreement (“Non-Redemption Agreement”) with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of the Company sold in its initial public offering (“Non-Redeemed Shares”) at the special meeting called by the Company (the “Second Special Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “Second Extension Proposal”) from August 2, 2023 to February 2, 2024 (the “Second Extension”). In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such third party or third parties an aggregate of 40,000 shares of the Company held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Second Special Meeting. The Non-Redemption Agreements are not expected to increase the likelihood that the Second Extension Proposal is approved by Company shareholders but will increase the amount of funds that remain in the Company’s trust account following the Second Special Meeting.

On August 2, 2023, the Company held the Second Special Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from August 2, 2023 to February 2, 2024.

In connection with the Second Special Meeting, the holders of an aggregate of 138,816 Public Shares exercised their right to redeem their shares for an aggregate of approximately $1,471,204 in cash held in the Trust Account.

On February 2, 2024, the Company held an Extraordinary General Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from February 2, 2024 (the “Original Termination Date”) up to 6 times by an additional 1 month each month after the Original Termination Date, by resolution of the Board, upon deposit of $0.025 into the Company’s Trust Account for each Public Share that has not been redeemed in accordance with the terms of Company’s amended and restated memorandum and articles of association (Note 10).

In connection with such vote, on February 2, 2024, the holders of an aggregate of 305,218 Public Shares exercised their right to redeem their shares for an aggregate of approximately $3,301,573 in cash held in the Trust Account.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidity and Going Concern

As of December 31, 2023, the Company had approximately $40,000 in its operating bank account and a working capital deficit of approximately $5.2 million.

The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $79,000 from the Sponsor under the Note (as defined in Note 4), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company repaid the Note in full on February 5, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 4). On November 9, 2022, the Company entered into a promissory note agreement (“Sponsor Note”) with the Sponsor, providing the Company the ability to borrow up to $1.5 million. On November 17, 2022, the Company drew down $100,000 under the Sponsor Note agreement. At various dates during the year ended December 31, 2023, the Company drew down an additional $722,500 under the Sponsor Note agreement. As of December 31, 2023 and 2022, there was $822,500 and $100,800, respectively, outstanding under the Working Capital Loans.

Management has determined that the Company does not have sufficient funds and may need to borrow from its Sponsor to fund the working capital needs of the Company until the consummation of an initial Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition, mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 2, 2024. The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management is currently evaluating the impact of the current global economic uncertainty, rising interest rates, high inflation, high energy prices, supply chain disruptions, the Israel — Hamas conflict and the Russia — Ukraine war (including the impact of any sanctions imposed in response thereto) and has concluded that while it is reasonably possible that any of these could have a negative effect on our financial position, results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial Business Combination.

On May 1, 2023, First Republic Bank became insolvent. Federal regulators seized the assets of the bank and negotiated a sale of its assets to JP Morgan Chase. The Company held deposits with this bank. As a result of the sale of the assets to JP Morgan Chase, the Company believes its insured and uninsured deposits are not at risk.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

As an emerging growth company, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2023 and 2022.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Investments Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held to maturity in accordance with FASB Accounting Standard Codification (“ASC”) Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

With respect to the regulation of special purpose acquisition companies (“SPACs”) like the Company, on March 30, 2022, the SEC issued proposed rules relating to, among other items, the circumstances in which SPACs could become subject to regulation under the Investment Company Act. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, in May 2023 the Company instructed the trustee of the Trust Account to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account until the earlier of consummation of a Business Combination and liquidation of the Company. This may reduce the amount of interest earned by the funds in the Trust Account. As of December 31, 2023, the funds in the Trust Account are held solely in an interest-bearing demand deposit account.

At December 31, 2023, substantially all of the assets held in the Trust Account were held in cash. At December 31, 2022, substantially all of the assets held in the Trust Account were held in money market funds which invest primarily in U.S. Treasury securities. The money market funds are presented at fair value within the accompanying consolidated balance sheets, and fair value of the investments in the Trust Account is equal to the amortized cost basis of the money market funds.

Concentration of Credit Risk

The Company has significant cash balances at financial institutions which throughout the year that exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurements,” equals or approximates the carrying amounts represented in the consolidated balance sheets due to their short-term nature, except for derivative warrant liabilities (see Note 9).

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•        Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to FASB ASC Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and FASB ASC Subtopic 815-15 “Derivatives and Hedging — Embedded Derivatives” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants (as defined in Note 4) (collectively, the “warrants”) are recognized as derivative liabilities in accordance with ASC Subtopic 815-40 “Derivatives and Hedging — Contracts in Entity’s Own Equity” (“ASC 815-40”). Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they are exercised. The initial fair value of the Public Warrants and the fair value of the Private Placement Warrants has been estimated using a binomial lattice model in a risk-neutral framework. As the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. The fair value of the Warrants as of December 31, 2023 and 2022 is based on observable listed prices for such warrants. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Convertible Instruments

The Company accounted for the Working Capital Loans, as described in Note 4, analyzing the conversion options embedded in convertible notes in accordance with ASC 815. ASC 815 generally requires companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free-standing derivative financial instruments.

The Company reviews the terms of convertible debt issued to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the equity or convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds received are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face value. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense.

It was determined that the conversion option was de minimis, as such the Company has recorded the Working Capital Loans at par value.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred and presented as non-operating expenses in the consolidated statements of operations. Offering costs associated with the Class A ordinary shares are charged against their carrying value upon the completion of the Initial Public Offering. Of the total offering costs of the Initial Public Offering, approximately $590,000 is included in offering cost — derivative warrant liabilities in the consolidated statements of operations and approximately $15.8 million is allocated as a reduction to the initial carrying value of the redeemable Class A ordinary shares. The Company will keep deferred underwriting commissions classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

On September 21, 2023, Goldman Sachs & Co. LLC waived its entitlement to the payment of $10,062,500 deferred underwriting fee in connection with its role as underwriter in the Company’s Initial Public Offering, in respect to any Business Combination.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. As part of the Private Placement, the Company issued 800,000 shares of Class A ordinary shares to the Sponsor (“Private Placement Shares”). These Private Placement Shares will not be transferable, assignable or salable until 30 days after the completion of the initial business combination, and as such are considered non-redeemable and presented as permanent equity in the Company’s consolidated balance sheets. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2023 and 2022, 1,872,928 and 28,750,000 Class A ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A ordinary shares subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount. The change in the carrying value of redeemable shares of Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

Income Taxes

FASB ASC Topic 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2023 and 2022. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s consolidated financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net (Loss) Income per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of ordinary shares. This presentation assumes a business combination as the most likely outcome. Net (loss) income per ordinary share is calculated by dividing the net (loss) income by the weighted average ordinary shares outstanding for the respective period.

The calculation of diluted net (loss) income per ordinary share does not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 9,850,000 Class A ordinary shares in the calculation of diluted (loss) income per ordinary share, because their exercise is contingent upon future events. As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per share ordinary for the years ended December 31, 2023 and 2022. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per ordinary share as the redemption value approximates fair value.

The Company has considered the effect of Class B ordinary shares that were excluded from weighted average number as they were contingent on the exercise of over-allotment option by the underwriters. Since the contingency was satisfied, the Company included these shares in the weighted average number as of the beginning of the interim period to determine the dilutive impact of these shares.

The following tables present a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per ordinary share for each class of ordinary shares:
	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
	Class A	Class B	Class A	Class B
Basic net (loss) income per ordinary share:
Numerator:
Allocation of net (loss) income – Basic and diluted	$(2,133,331)	$(3,143,138)	$6,825,686	$1,660,224
Denominator:
Basic and diluted weighted average ordinary shares outstanding	4,878,345	7,187,500	29,550,000	7,187,500
Basic and diluted net (loss) income per ordinary share	$(0.44)	$(0.44)	$0.23	$0.23

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 - Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual consolidated financial statements that have not yet been issued or made available for issuance. The Company is still evaluating the impact of this pronouncement on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This update is effective beginning with the Company’s 2024 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 — Initial Public Offering

On February 2, 2021, the Company consummated its Initial Public Offering of 28,750,000 Units, including 3,750,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $287.5 million, and incurring offering costs of approximately $16.4 million, inclusive of approximately $10.1 million in deferred underwriting commissions.

Each Unit consists of one Class A ordinary share, and one-third of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8).

Note 4 — Related Party Transactions

Founder Shares

On October 30, 2020, the Sponsor paid $25,000 to cover certain expenses of the Company in consideration of 7,187,500 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). The Sponsor agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the Initial Public Offering. The underwriters fully exercised the over-allotment option on February 2, 2021; thus, these 937,500 Founder Shares were no longer subject to forfeiture.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the last reported sale price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Units

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 800,000 Private Placement Units, at a price of $10.00 per Private Placement Unit with the Sponsor, generating gross proceeds of approximately $8.0 million.

The Private Placement Units (including the Private Placement Shares, the Private Placement Warrants (as defined below) and Class A ordinary shares issuable upon exercise of such warrants) will not be transferable or salable until 30 days after the completion of the initial Business Combination. Each whole Private Placement Warrant underlying the Private Placement Units (the “Private Placement Warrants”) is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Units was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Units and the underlying securities will expire worthless. The Private Placement Warrants will be non-redeemable (except as described in Note 6 below under “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00”) and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Units until 30 days after the completion of the initial Business Combination.

Due to Related Party

As of December 31, 2023, the Sponsor has paid $20,930 of expenses on behalf on Company, which are included in due to related party in the accompanying consolidated balance sheet as of December 31, 2023.

Working Capital Loans — Related Party

On October 23, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and due upon the completion of the Initial Public Offering. The Company had borrowed approximately $79,000 under the Note and on February 5, 2021, the Company fully repaid the Note. Subsequent to the repayment, the facility was no longer available to the Company.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units.

On November 9, 2022, the Company entered into a promissory note agreement (“Sponsor Note”) with the Sponsor, providing the Company the ability to borrow up to $1.5 million. On November 17, 2022, the Company drew down $100,000 under the Sponsor Note agreement. At various dates during the year ended December 31, 2023 the Company drew down an additional $722,500 under the Sponsor Note agreement. As of December 31, 2023 and 2022, the Company had borrowings of $822,500 and $100,800, respectively, under the Working Capital Loans.

Administrative Support Agreement

The Company entered into an agreement pursuant to which, commencing on the effective date of the Company’s prospectus through the earlier of consummation of the initial Business Combination or the Company’s liquidation, the Company agreed to pay an affiliate of the Sponsor for administrative and other related services provided to the Company in the amount of $50,000 per month; provided, however that such amount may be higher or lower depending on actual costs incurred during the month. Administrative expenses were included within general and administrative expenses — related party in the consolidated statements of operations. For the years ended December 31, 2023 and 2022, the Company incurred $600,000 in administrative expenses. As of December 31, 2023 and 2022, the Company had a $969,000 and $600,000 outstanding balance, respectively, which has been included in accrued expenses on the consolidated balance sheets.

In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account. Other than these payments and reimbursements, no compensation of any kind, including finders’ and consulting fees, will be paid by the Company to the Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of the initial Business Combination. For the years ended December 31, 2023 and 2022, there was $3,724 and $26,010 incurred for such expenses, respectively, included in general and administrative expenses in the accompanying consolidated statements of operations. There was no outstanding balance in the accompanying consolidated balance sheets as of December 31, 2023 and 2022.

Non-redemption Agreement

On January 25, 2023, the Sponsor entered into Non-Redemption Agreements with various shareholders of the Company pursuant to which these shareholders have committed not to redeem their BLUA shares in connection with the Special Meeting held on January 31, 2023, but still retained their right to redeem in connection with the closing of the Business Combination. The commitment to not redeem was accepted by holders of 1,932,000 shares of Class A ordinary shares. In consideration of this agreement, the Sponsor agreed to transfer a portion of its Class B ordinary shares to the Non-Redeeming Shareholders at the closing of the Business Combination. Each Shareholder committed to maintain at least 9.9% of the identified stock and in return will obtain 50,000 of the identified shares as Class B ordinary shares. The Company estimated the aggregate fair value of the 483,000 founders shares attributable to the Non-Redeeming Shareholders to be $2,333,639 or $4.83 per share. Each Non-Redeeming

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shareholder acquired from the Sponsor an indirect economic interest in the founder shares. The excess of the fair value of the founder shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, in substance, it was recognized by the Company as a capital contribution by the Sponsor to induce these holders of the Class A shares not to redeem, with a corresponding charge to additional paid-in capital to recognize the fair value of the shares transferred as an offering cost.

January 25, 2023
Share price at grant date	$10.03
Risk-free interest rate	4.67%
Remaining life of SPAC (assuming the Extended Date)	0.52
Value in no De-SPAC scenario	$10.39
Probability of transaction	50%
Discount rate	5%

On July 25, 2023, the Sponsor entered into Non-Redemption Agreements with various shareholders of the Company pursuant to which these shareholders have committed not to redeem their BLUA shares in connection with the Special Meeting held on August 2, 2023, but still retained their right to redeem in connection with the closing of the Business Combination. The commitment to not redeem was accepted by holders of 1,784,570 shares of Class A ordinary shares. In consideration of this agreement, the Sponsor agreed to transfer a portion of its Class B ordinary shares to the Non-Redeeming Shareholders at the closing of the Business Combination. In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such third party or third parties an aggregate of 40,000 shares of the Company held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Special Meeting. The Company estimated the aggregate fair value of the 356,914 founders shares attributable to the Non-Redeeming Shareholders to be $1,782,000 or $4.99 per share. Each Non-Redeeming Shareholder acquired from the Sponsor an indirect economic interest in the founder shares. The excess of the fair value of the founder shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, in substance, it was recognized by the Company as a compensation expense to the holders by the Sponsor to induce these holders of the Class A shares not to redeem, with a corresponding charge to additional paid-in capital to recognize the fair value of the shares transferred as an offering cost.

The fair value of the founders shares was based on the following significant inputs:
July 25, 2023
Share price at grant date	$10.71
Risk-free interest rate	5.43%
Remaining life of SPAC (assuming the Extended Date)	0.53
Value in no De-SPAC scenario	$10.60
Probability of transaction	50%
Discount rate	5%

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Units, Private Placement Shares, Private Placement Warrants, Class A ordinary shares underlying the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Founder Shares and upon conversion of the Working Capital Loans), were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon consummation of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Warrants and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 3,750,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters fully exercised the over-allotment option on February 2, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or approximately $5.8 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.1 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On September 21, 2023, Goldman Sachs & Co. LLC waived its entitlement to the payment of $10,062,500 deferred underwriting fee in connection with its role as underwriter in the Company’s Initial Public Offering, in respect to any Business Combination. As a result the liability related to the deferred underwriting commissions was extinguished. Gain on the liability being extinguished was calculated as the net carrying amount of the extinguished liability which amounted to $362,250 and the remainder of the liability of $9,700,250 was accounted for as an accretion to Class A ordinary shares.

Consulting Agreement

On March 13, 2023, the Company entered into an agreement for advisory services in which the advisor assisted the Company as its financial advisor to meet current exchange listing requirements for NYSE American. In consideration of the Services, the Company shall pay IB CAP a fee of $100,000 and 350,000 founder shares of the Company. The $100,000 will be payable upon signing of the Engagement Letter and the shares will be delivered once evidence is provided that the Services have been completed. The Company agrees that the founder shares to be allocated to IB CAP are not subject to forfeiture and will not be subject to forfeiture in the future.

The allocation of the Founder Shares to the advisor is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Company estimated the aggregate fair value of the 350,000 founders shares attributable to the advisor to be $1,701,444 or $4.86 per share. The Founder Shares were granted subject to a performance condition (i.e., the listing on NYSE American). Compensation expense

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

related to the Founder Shares is recognized only when the performance condition is met under the applicable accounting literature in this circumstance. As of March 31, 2023, the performance condition had been met and therefore, $1,701,444 of stock-based compensation expenses has been recognized in the accompanying consolidated statement of operations as of December 31, 2023.

The fair value of the founders shares was based on the following significant inputs:
March 21, 2023
Share price at grant date	$10.15
Risk-free interest rate	4.62%
Remaining life of SPAC (assuming the Extended Date)	0.37
Share price in no De-SPAC scenario	$10.39
Probability of transaction	50%
Discount rate	5%

Advisory Agreement

On March 22, 2023, the Company entered into an agreement for advisory services in which the advisor will act as the Company’s capital markets advisor in connection with capital or debt raising transaction that will be consummated prior to the Company’s initial business combination transaction with the Target (“Offering” or “Transaction”).

The Company shall pay the advisor in connection with the engagement, if (and only if) the Company consummates a Transaction with Target, the Company shall pay the advisor (i) an advisory fee equal to $2,000,000 in U.S. dollars simultaneously with the closing of the Transaction (the “Advisory Fee”); provided, however, up to $500,000 of the Advisory Fee may be paid by (or on behalf) of the Company in the form of up to 50,000 shares of common stock or equivalent equity (the “Deferred Shares”) of the publicly listed ultimate surviving parent company of the Transaction (the “Post-Closing Company”) which Deferred Shares be valued at $10.00 per shar and shall be issued at the closing of the Transaction if Client delivers a written notice to the advisor that it elects to deliver and (ii) a transaction fee in connection with any Offering of an amount equal to (A) 2.0% of the gross proceeds raised from investors and received by the Company or Target simultaneously with or before the closing of the Offering plus (B) 2.0% of the gross proceeds released from the Trust Account with respect to any stockholder of the Company that (x) entered into a non-redemption or other similar agreement or (y) did not redeem shares of Client’s securities (the “Offering Fee”, and together with the Advisory Fee, the “Transaction Fee”). The Transaction Fee and each of its components, other than the Deferred Shares (if elected by Client), shall be payable in U.S. dollars by Client and all components of the Transaction Fee shall be due to the advisor simultaneously with the closing of the Transaction.

In addition to the Transaction Fee, the Company may, in its sole discretion, pay to the advisor a discretionary fee in an amount equal to $500,000, payable upon the closing of the Transaction, if the Company determines in its sole discretion and judgment that the performance of the advisor in connection the Transaction warrants such additional fee.

Agreement and Plan of Merger

On July 21, 2023, the Company (including the successor after the Domestication (as defined below), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (“SST”). Pursuant to the Merger Agreement, (i) the Company will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”) and (ii) on the Closing Date, following the Domestication, Merger Sub will merge with and into SST (the “Merger” and

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”) with SST continuing as the surviving entity of the Merger and a subsidiary of the Company (the “Surviving Company”). The Company following the Business Combination is also referred to as “Surviving Pubco.”

Following the consummation of the Business Combination, the combined company will be organized in an “Up-C” structure. The combined company’s business will continue to operate through the Surviving Company and its subsidiaries and the Surviving Pubco’s sole direct asset will be the equity interests of the Surviving Company held by it.

On October 10, 2023, the Company filed a Registration Statement on form S-4 in relation to the agreement and plan of merger with the Merger Sub, and SST, which Registration Statement has subsequently been amended but has not yet become effective.

The Domestication

Prior to the Closing (as defined below), upon the terms and subject to the conditions of the Merger Agreement, the Company will domesticate as a Delaware corporation in accordance with the Delaware General Corporation Law and the Cayman Islands Companies Law (the “Domestication”).

In connection with the Domestication, each issued and outstanding Class A ordinary share and Class B ordinary share of the Company will convert into one share of Class A common stock of Surviving Pubco, and each issued and outstanding warrant to purchase Class A ordinary shares of the Company will be exercisable by its terms to purchase an equal number of shares of Class A common stock of Surviving Pubco.

Merger Consideration

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the Company, SST or any holder of SST membership units immediately prior to the Effective Time (the “Holders”), each SST membership unit that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become the right to receive the portion of the shares of Surviving Company Class A Membership Units and Surviving Pubco Class V Common Stock representing, in the aggregate, the Merger Consideration (with each Holder receiving a number of Surviving Company Class A Membership Units and a corresponding number of Surviving PubCo Class V Common Stock equal to the quotient of (a) the amount of cash that the Holder would have received had SST sold all of its assets and made a final liquidating distribution of cash to the Holders in an amount equal to $240,000,000 in accordance with Section 5.4 of SST’s operating agreement, divided by (b) $10.00), in each case, as more particularly set forth on an allocation statement to be delivered by SST to the Company in connection with the consummation of the transactions contemplated by the Merger Agreement (the “Closing”). For purposes of the Merger Agreement, the “Merger Consideration” means a number of Surviving Company Class A Membership Units equal to the quotient determined by dividing $240,000,000 by $10.00 and an equal number of shares of Surviving Pubco Class V Common Stock.

For additional information, refer to BlueRiver’s Current Report on Form 8-K, as filed with the SEC on July 24, 2023.

Non-Redemption Agreement

On January 25, 2023, the Company and the Sponsor, entered into a non-redemption agreement (“Non-Redemption Agreement”) with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of the Company sold in its initial public offering (“Non-Redeemed Shares”) at the special meeting called by the Company (the “Special Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “Extension Proposal”) from February 2, 2023 to August 2, 2023 (the “Extension”). In exchange for the foregoing

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commitments not to redeem such shares, the Sponsor has agreed to transfer to such third party or third parties an aggregate of 50,000 shares of the Company held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Special Meeting. The Non-Redemption Agreements are not expected to increase the likelihood that the Extension Proposal is approved by Company shareholders but will increase the amount of funds that remain in the Company’s trust account following the Special Meeting.

On July 25, 2023, the Company and the Sponsor, entered into a non-redemption agreement (“Non-Redemption Agreement”) with one or more unaffiliated third party or parties in exchange for such third party or third parties agreeing not to redeem an aggregate of 200,000 shares of the Company sold in its initial public offering (“Non-Redeemed Shares”) at the special meeting called by the Company (the “Second Special Meeting”) to approve an extension of time for the Company to consummate an initial business combination (the “Second Extension Proposal”) from August 2, 2023 to February 2, 2024 (the “Second Extension”). In exchange for the foregoing commitments not to redeem such shares, the Sponsor has agreed to transfer to such third party or third parties an aggregate of 40,000 shares of the Company held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Second Special Meeting. The Non-Redemption Agreements are not expected to increase the likelihood that the Second Extension Proposal is approved by Company shareholders but will increase the amount of funds that remain in the Company’s trust account following the Second Special Meeting.

Second Special Meeting

On August 2, 2023, the Company held the Second Special Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from August 2, 2023 to February 2, 2024.

Third Special Meeting

On February 2, 2024, the Company held the Third Special Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from February 2, 2024 to August 2, 2024 (Note 10).

Note 6 — Derivative Warrant Liabilities

As of December 31, 2023 and 2022, the Company had 9,583,333 Public Warrants and 266,667 Private Warrants outstanding.

Public Warrants may only be exercised in whole and only for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrant has an exercise price of $11.50, subject to adjustments as described herein, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), or the “Newly Issued Price”, (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described under “Redemption of warrants when the price per Class A ordinary share equal or exceed $10.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination (except pursuant to limited exceptions to the officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by the Company (except as described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, the last reported sales price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”).

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.

After the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•        if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted per share subdivisions, share dividends, reorganizations, recapitalizations and the like) on the trading day before the Company sends the notice of redemption to the warrant holders; and

•        if the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), then the Private Placement Warrants must also concurrently be called for redemption on the same terms (except as described herein with respect to a holders’ ability to cashless exercise its warrants) as the outstanding Public Warrants as described above.

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume weighted average price of Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

If the Company has not completed the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7 — Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 200,000,000 shares of Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each ordinary share. As of December 31, 2023 and 2022, there were 2,811,744 and 29,550,000 shares of Class A ordinary shares outstanding, of which 1,872,928 and 28,750,000 shares were subject to possible redemption and are classified outside of permanent equity in the consolidated balance sheets, respectively.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Class A ordinary shares subject to possible redemption reflected on the consolidated balance sheets is reconciled on the following table:
Gross Proceeds	$287,500,000
Less:
Proceeds allocated to Public Warrants	(10,350,000)
Class A ordinary shares issuance costs	(15,806,778)
Plus:
Accretion of carrying value to redemption value	26,156,778
Class A ordinary shares subject to possible redemption at December 31, 2021	287,500,000
Increase in Class A ordinary shares subject to possible redemption	3,925,100
Class A ordinary shares subject to possible redemption at December 31, 2022	291,425,100
Less:
Redemption of Class A ordinary shares subject to possible redemption	(273,410,361)
Decrease in Class A ordinary shares subject to possible redemption	(7,635,278)
Plus:
Waiver of Class A shares issuance costs	9,700,250
Class A ordinary shares subject to possible redemption at December 31, 2023	$20,079,711

Note 8 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and 2022, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2023 and 2022, there were 2,672,928 and 29,550,000 shares of Class A ordinary shares outstanding, of which 1,872,928 and 28,750,000 were subject to possible redemption and are classified outside of permanent equity in the consolidated balance sheets, respectively, (see Note 7).

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2023 and 2022, there were 7,187,500 Class B ordinary shares issued and outstanding (see Note 4).

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon the consummation of the Initial Public Offering (excluding the Private Placement Shares underlying the Private Placement Units), plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (net of any redemptions of Class A ordinary shares by public shareholders), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement units issued to the Sponsor, members of the management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

December 31, 2023

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities – Public Warrants	$—	$383,333	$—
Derivative warrant liabilities – Private Placement Warrants	$—	$10,667	$—

December 31, 2022

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – US Treasury securities	$291,525,100	$—	$—
Liabilities:
Derivative warrant liabilities – Public Warrants	$—	$191,667	$—
Derivative warrant liabilities – Private Placement Warrants	$—	$5,333	$—
Working capital loans – related party	$—	$100,800	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in March 2021 when the Public Warrants were separately listed and traded. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 measurement to a Level 2 fair value measurement at the same time as Public Warrants, as the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants. The estimated fair value of Public Warrants was transferred from a Level 1 measurement to a Level 2 measurement due to lack of trading activity as of June 30, 2022. The Public Warrants were still held at Level 2 as of December 31, 2023. There were no other transfers to/from Levels 1, 2, and 3 during the year ended December 31, 2023.

As of December 31, 2023, it was determined that the conversion option was de minimis, as such the Company has recorded the Working Capital Loans at par value.

Level 1 instruments include investments in money market funds that invest solely in U.S. Treasury securities. The Company uses quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Level 2 instruments include Private Placement Warrants, Public Warrants and Working Capital Loans — related party. The Company uses the same quoted market prices from dealers or brokers, and other similar sources as Public Warrants to determine the fair value of its investments.

There were no Level 3 measurement inputs used at December 31, 2023 and 2022.

BLUERIVER ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date of the consolidated financial statements were issued. Based upon this review, other than described below, the Company determined that there have been no other events that have occurred that would require adjustments to the disclosures in the consolidated financial statements.

On February 2, 2024, the Company held an Extraordinary General Meeting at which the shareholders voted to extend the time the Company has to consummate an initial business combination from February 2, 2024 (the “Original Termination Date”) up to 6 times by an additional 1 month each month after the Original Termination Date, by resolution of the Board, upon deposit of $0.025 into the Company’s Trust Account for each Public Share that has not been redeemed in accordance with the terms of Company’s amended and restated memorandum and articles of association, provided that such extension payment must be made prior to, on, or as soon as practicable after, the applicable Termination Date, until August 2, 2024, the date by which, if the Company has not consummated a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company, with one or more businesses or entities, the Company must (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Class A ordinary shares sold in the Company’s initial public offering; and (c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

In connection with such vote, on February 2, 2024, the holders of an aggregate of 305,218 Public Shares exercised their right to redeem their shares for an aggregate of approximately $3,301,573 in cash held in the Trust Account.

On February 2, 2024, the parties to the Merger Agreement entered into that certain Amendment to Agreement and Plan of Merger (the “Amendment”) pursuant to which the parties agreed to extend the date on which the Merger Agreement may be terminated by the parties if the Closing (as defined in the Merger Agreement) has not occurred from February 2, 2024 until March 31, 2024. The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is filed with the Current Report on Form 8-K, filed on February 7, 2024, as Exhibit 2.1, and the terms of which are incorporated by reference herein.

On February 2, 2024, the Company received a letter from the NYSE American LLC (“NYSE American” or the “Exchange”) stating that the staff of NYSE Regulation has determined to commence proceedings to delist the Company’s Class A ordinary shares, Units and Rights (collectively, the “Securities”) pursuant to Sections 119(b) and 119(f) of the NYSE American Company Guide because the Company failed to consummate a business combination within 36 months of the effectiveness of its initial public offering registration statement, or such shorter period that the Company specified in its registration statement. At this time, the Securities have not been suspended and will continue to trade.

As indicated in the letter from NYSE American, the Company has a right to a review of the delisting determination by a Committee of the Board of Directors of the Exchange, provided a written request for such review is requested no later than February 9, 2024. The Company intends to make such request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Spinal Stabilization Technologies, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Spinal Stabilization Technologies, LLC (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, members’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2023.

East Brunswick, New Jersey

February 28, 2024

SPINAL STABILIZATION TECHNOLOGIES, LLC
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$655,011	$2,427,847
Accounts receivable	—	7,807
Prepaid expenses	115,563	95,746
Other current assets	52,799	56,105
Total current assets	823,373	2,587,505
Fixed assets, net	36,400	46,099
Right-of-use asset, net	130,691	201,832
Total assets	$990,464	$2,835,436

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$214,365	$47,132
Accrued expenses and other current liabilities	1,976,002	646,278
Current portion of lease liability	93,837	87,953
Convertible notes payable at fair value	2,607,000	—
Total current liabilities	4,891,204	781,363
Lease liability, net of current portion	46,718	129,005
Total liabilities	4,937,922	910,368

Commitments and Contingencies (Note 8)

Members’ equity (deficit)
Class A1 Units, no par value, 690,000 Units issued and outstanding, liquidation preference of $690 as of December 31, 2023 and 2022, respectively	750	750
Class A2 Units, no par value, 230,000 Units issued and outstanding, liquidation preference of $230 as of December 31, 2023 and 2022, respectively	250	250
Class B1 Units, no par value, 195,714 Units issued and outstanding, liquidation preference of $7,249,990 as of December 31, 2023 and 2022, respectively	7,250,000	7,250,000
Class B2 Units, no par value, 6,145,395 and 5,928,917 Units issued and outstanding, liquidation preference of $35,373,681 as of December 31, 2023 and 2022, respectively	38,950,878	37,039,845
Accumulated other comprehensive income	85,368	89,099
Accumulated deficit	(50,234,704)	(42,454,876)
Total members’ equity (deficit)	(3,947,458)	1,925,068
Total liabilities and members’ equity (deficit)	$990,464	$2,835,436

The accompanying notes are an integral part of these consolidated financial statements.

SPINAL STABILIZATION TECHNOLOGIES, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2023	2022
Operating income:
Revenue	$—	$7,688
Cost of goods sold	—	4,950
Gross profit	—	2,738

Operating expenses:
Research and development	1,308,754	1,220,166
General and administrative	7,006,089	3,778,081
Total operating expenses	8,314,843	4,998,247

Loss from operations	(8,314,843)	(4,995,509)

Other income
Interest income	39,361	45,518
Change in fair value of convertible notes payable	495,654	169,000
Total other income	535,015	214,518
Loss before provision for income taxes	(7,779,828)	(4,780,991)
Provision for income taxes	—	—
Net loss	$(7,779,828)	$(4,780,991)

Other comprehensive loss:
Foreign currency translation adjustment	(3,731)	(3,684)
Comprehensive loss	$(7,783,559)	$(4,784,675)

Net loss per unit:
Basic and diluted	$(1.08)	$(0.84)
Weighted average units outstanding
Basic and diluted	7,188,734	5,672,483

The accompanying notes are an integral part of these consolidated financial statements.

SPINAL STABILIZATION TECHNOLOGIES, LLC
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

	Member’s Equity								Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Members’ Equity (Deficit)
	A1 Units	Amount	A2 Units	Amount	B1 Units	Amount	B2 Units	Amount
Balance at December 31, 2021	690,000	$750	230,000	$250	195,714	$7,250,000	4,311,078	$25,556,053	$92,783	$(37,673,885)	$(4,774,049)
Convertible debt modification	—	—	—	—	—	—	—	(14,000)	—	—	(14,000)
Conversion of notes payable into Class B2 Units	—	—	—	—	—	—	1,327,168	9,432,000	—	—	9,432,000
Issuance of Class B2 Units, net of issuance costs	—	—	—	—	—	—	290,671	2,065,792	—	—	2,065,792
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,684)	—	(3,684)
Net loss	—	—	—	—	—	—	—	—	—	(4,780,991)	(4,780,991)
Balance at December 31, 2022	690,000	750	230,000	250	195,714	7,250,000	5,928,917	37,039,845	89,099	(42,454,876)	1,925,068
Unit-based compensation	—	—	—	—	—	—	116,988	1,204,000	—	—	1,204,000
Issuance of Class B2 Units	—	—	—	—	—	—	99,490	707,033	—	—	707,033
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,731)	—	(3,731)
Net loss	—	—	—	—	—	—	—	—	—	(7,779,828)	(7,779,828)
Balance at December 31, 2023	690,000	$750	230,000	$250	195,714	$7,250,000	6,145,395	$38,950,878	$85,368	$(50,234,704)	$(3,947,458)

The accompanying notes are an integral part of these consolidated financial statements.

SPINAL STABILIZATION TECHNOLOGIES, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(7,779,828)	$(4,780,991)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	12,551	16,006
Amortization of right of use asset	74,324	89,735
Loss on disposition of fixed assets	—	5,262
Unit-based compensation	1,204,000	—
Change in fair value of convertible notes	(495,654)	(169,000)
Changes in operating assets and liabilities:
Accounts receivable	7,899	(7,807)
Prepaid expenses	(16,980)	43,252
Other current assets	4,639	(11,689)
Accounts payable	165,480	(30,563)
Accrued expenses and other current liabilities	1,325,623	278,859
Operating lease liability	(82,443)	(92,375)
Net cash used in operating activities	(5,580,389)	(4,659,311)

Cash flows from investing activities:
Purchase of fixed assets	(945)	(14,001)
Net cash used in investing activities	(945)	(14,001)

Cash flows from financing activities:
Proceeds from issuance of B2 Units	707,033	2,065,792
Proceeds from issuance of convertible debt	3,102,654	—
Net cash provided by financing activities	3,809,687	2,065,792

Effect of exchange rate changes on cash	(1,189)	(3,684)

Net change in cash and cash equivalents	(1,772,836)	(2,611,204)
Cash and cash equivalents, beginning of year	2,427,847	5,039,051
Cash and cash equivalents, end of year	$655,011	$2,427,847

Supplemental disclosures of cash flow information:
Non-cash financing activities
Modification of convertible notes	—	(14,000)
Conversion of notes into Class B2 Units	—	9,432,000

The accompanying notes are an integral part of these consolidated financial statements.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION, NATURE OF THE BUSINESS AND MERGER AGREEMENT

Spinal Stabilization Technologies, LLC (“SST”) was organized under Texas law on November 30, 2010, and wholly owns Spinal Stabilization Technologies, LLC Delaware, a Delaware limited liability company (“SST Delaware”), Emeraldside, LTD, a private limited company formed under the laws of Ireland (“Emeraldside”), and Spinal Stabilization Technologies, LTD, a private limited company formed under the laws of Ireland (“SST Ireland”) (SST, SST Delaware, Emeraldside and SST Ireland are collectively referred to herein as the “Company”). The Company is developing the PerQDisc nucleus replacement device for the treatment of degenerative disc disease.

Through December 31, 2023, the Company has primarily been raising capital for use in its product research and development and initiating and enrolling patients in various clinical trials. The Company has completed three separate clinical trials (“Nucleus 161”, “Nucleus 181”, and “LOPAIN1”) related to its device, and began a further clinical trial (LOPAIN2) in 2022, which remains ongoing. In 2021, the Company earned the CE Mark designation and the FDA’s breakthrough designation for its PerQDisc Nucleus Replacement System. Following significant changes in the regulatory laws in the European Union, the Company’s CE Mark designation for PerQDisc has been suspended since September 2022, as the designation currently does not meet all European health, safety, and environmental protection standards. The Company is in ongoing discussions with our notified body to have the suspension removed and expects a final decision at some time in 2024.

Merger Agreement

On July 21, 2023, the Company and BlueRiver Acquisition Corp., a Cayman Islands exempted company (“BlueRiver”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver (“Merger Sub”). Pursuant to the Merger Agreement, (i) BlueRiver will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”) and (ii) following the Domestication, Merger Sub will merge with and into the Company and the Company will continue as the surviving entity in the Merger and a subsidiary of BlueRiver (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “SPAC Transaction”). The closing of the SPAC Transaction is subject to several closing conditions, including the requisite approval of the transaction by the BlueRiver shareholders and the Company’s members, BlueRiver’s continued listing on the NYSE American Exchange, BlueRiver having at least $10 million in cash available following the SPAC Transaction and such other customary closing conditions. The parties expect to satisfy all applicable closing conditions and consummate the SPAC Transaction in the first half of 2024. The SPAC Transaction is expected to be accounted for as an asset acquisition in accordance with U.S. GAAP as an asset acquisition as substantially all of the fair value is concentrated in IPR&D an intangible asset. Under this method of accounting, BlueRiver will be treated as the “accounting acquirer” and SST as the “accounting acquiree” for financial reporting purposes.

2.      GOING CONCERN

The Company has continued to report significant operating losses as its proprietary medical device technology product is developed and markets established. The Company had an accumulated deficit as of December 31, 2023 of $50,234,704. As of December 31, 2023, the Company had $655,011 of cash available. For the year ended December 31, 2023, the Company utilized $5,580,389 in funding its operations.

Although the Company has been successful in raising funding for its product development and clinical trials, the Company cannot provide assurances that new financing will be available to it on commercially acceptable terms, if at all. The Company intends to raise capital through a combination of equity offerings, debt, or other sources. However, if such financing is not available at adequate levels and on a timely basis, or such financing sources are not available on favorable terms or at all, as and when needed, the Company will need to evaluate its operating plan and may be required to delay or discontinue its operational initiatives.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a result of the above and in connection with the Company’s assessment of its ability to continue as a going concern, management has determined that it lacks the financing required to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of these financial statements. This determination raises substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

3.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Company have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) and reflect the accounts and operations of its wholly-owned subsidiaries, SST Delaware, Emeraldside, and SST Ireland. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the Company’s financial statements relate to the valuation of convertible notes payable accounted for at fair value, valuation of incentive units, the discount rates applied to leases, and the valuation allowance of deferred tax assets resulting from net operating losses (“NOLs”). These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenues and expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Certain Risks and Uncertainties

The Company’s activities are subject to significant risks and uncertainties including the risk of failure to secure additional funding to properly execute the Company’s business plan. The Company is subject to risks that are common to early-stage companies in the life sciences industry, including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, reliance on third party manufacturers, protection of proprietary technology, and compliance with regulatory requirements. Product candidates currently under development will require significant additional research and development efforts, including extensive clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities.

Foreign Currency Translation

The values of assets and liabilities denominated in foreign currencies are translated based on the exchange rates that are in effect on the date of valuation. Transactions denominated in foreign currencies are translated into U.S. dollar amounts on the date of those transactions. Adjustments resulting from foreign currency translations are reflected in the statements of operations and comprehensive loss.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash, including cash denominated in foreign currencies, represents cash deposits held at financial institutions. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of three months or less when purchased. Cash held in foreign bank accounts totaled $43,637 and $18,991 as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Accounts receivable is reported at outstanding principal net of an allowance for doubtful accounts. The allowance is determined by an account-by-account review as well as historical trends. Accounts are charged off when collection efforts have failed, and the account is deemed uncollectible. The Company assesses its accounts receivable balance for an allowance for doubtful accounts. An allowance for doubtful accounts was not recorded as of December 31, 2022. The Company normally does not charge interest on accounts receivable.

The Company adopted Accounting Standard Update (ASU) No. 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Loses on Financial Instruments effective January 1, 2023. In accordance with this standard, an allowance for doubtful accounts shall be determined to reflect the Company’s best estimate of lifetime credit losses inherent in the accounts receivable balance. This allowance will be determined based on known troubled accounts, historical trends, and other available current information known upon the recognition of the receivable. As of December 31, 2023, there were no accounts receivable recognized in the Company’s consolidated balance sheets and therefore no allowance for doubtful accounts was recorded.

Fixed Assets and Leasehold Improvements

Fixed assets are stated at cost net of accumulated depreciation. Additions and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense. Depreciation is calculated using a straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

Leases

The Company accounts for its leases under Accounting Standards Codification Topic 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheets as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. The Company does not have any finance or variable lease components.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for the financial accounting and reporting of income taxes. Under this method, deferred income taxes are recognized for the expected future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These balances are measured using the enacted tax rates expected to apply in the year(s) in which these temporary differences are expected to reverse. The effect of a change in tax rates on deferred income taxes is recognized in income in the period when the change is enacted.

Based on consideration of all available evidence regarding their utilization, we record net deferred tax assets to the extent that it is more likely than not that they will be realized. Where, based on the weight of all available evidence, it is more likely than not that some amount of a deferred tax asset will not be realized, we establish a valuation allowance for

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the amount that, in our judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized. In reaching such conclusions, we consider available positive and negative evidence including past operating results, projections of future taxable income, the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Our projections of future taxable income include estimates and assumptions regarding our income and costs, as well as the timing and amount of reversals of taxable temporary differences.

We account for unrecognized tax benefits in accordance with ASC 740, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation, based solely on the technical merits of the position. The tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. It is the Company’s policy to record interest and penalties associated with uncertain tax positions as a component of the provision for income taxes.

The Company is not subject to federal income tax as its tax attributes flow through to the income tax returns of its members as the LLC is a partnership. The Company also has an income tax filing obligation with the state of Texas however any tax liability has been insignificant as it is based on gross margin. SST Ireland (the trading entity in Ireland) is a wholly-owned subsidiary subject to corporate income tax in Ireland, however as SST Ireland has incurred losses to date, there is no Ireland corporate income tax. Accordingly, there is no income tax provision in the accompanying financial statements. Management is not aware of any tax positions that would have a significant effect on its financial position, cash flows, or results of operations. Its U.S. tax returns for the last four years remain subject to examination and its Irish tax returns remain open due to the loss carryforwards.

Research and Development Costs

The Company’s research and development expenses consist primarily of costs associated with the Company’s clinical testing, salaries, payroll taxes, employee benefits, pre-launch inventory costs, and unit-based compensation charges for those individuals involved in ongoing research and development efforts. Research and development costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred and are included in general and administrative expense in the consolidated statements of operations. The Company did not incur any advertising costs for the years ended December 31, 2023 and 2022.

Loss per Unit

Basic net loss per member unit is computed by dividing net loss by the weighted average number of units outstanding during the period. Diluted net loss per member unit is computed using the weighted average number of units and, if dilutive, potential units outstanding during the period. There were no dilutive units during the years ended December 31, 2023 and 2022. Potential units consist of the incremental issuable incentive units. Incentive units issued to employees are included in the weighted average number of units outstanding as these units give holders the right to participate in the profits of the Company. The computations of net loss per member unit for each period presented are the same for both basic and fully diluted.

Convertible Notes Payable

As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company elects to account for its convertible notes, which meet the required criteria, at fair value at inception and at each subsequent reporting date. Subsequent changes in fair value, including interest, are recorded as a component of non-operating income (loss) in the consolidated statements of operations. As a result of electing the fair value option, direct costs and fees related to the convertible notes are expensed as incurred.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unit-based Compensation

The Company accounts for its unit-based compensation in accordance with ASC 718, Compensation — Stock Compensation. The Company grants unit-based compensation based on continued service of the recipient as well as performance-based awards which vest based on the achievement of certain milestones. Unit-based compensation expense is recorded for awards issued to employees and non- employees using the fair value method with a corresponding increase in additional paid-in capital.

Under the fair-value method, unit-based compensation associated with stock awards is determined based on the estimated fair value of the award itself, which is equal to the market value of units on such date. The Company recognizes forfeitures as they occur.

Unit-based compensation awards granted to employees are measured at the grant date fair value with compensation expense recognized over the requisite service period of the award.

Unit-based compensation awards granted to non-employees are measured at fair value at the earlier of the date the performance commitment is reached or performance is completed. The measurement of non-employee equity awards is fixed on the grant date.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance ASC 820, the Company uses a three-level hierarchy for fair value measurements of certain assets and liabilities for financial reporting purposes that distinguishes between market participant assumptions developed from market data obtained from outside sources (observable inputs) and the Company’s own assumptions about market participant assumptions developed from the best information available to us in the circumstances (unobservable inputs). The fair value hierarchy is divided into three levels based on the source of inputs as follows:

Level 1:    Quoted prices in active markets for identical assets or liabilities.

Level 2:    Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3:    Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the years ended December 31, 2023 and 2022. The Company carries convertible notes payable and money market funds at their fair value (see Note 10 for fair value information). The carrying values of the Company’s financial assets and liabilities, including cash, prepaid and other current assets, accounts payable, and accrued expenses approximate to their fair value due to the short-term maturity of these instruments.

Segment Reporting

The Company determines its reporting units in accordance with ASC 280, “Segment Reporting”. Operating segments are defined as components of a business about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker views our operations and manages the business as one segment.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) No. 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Loses on Financial Instruments which requires the application of a current expected credit loss (CECL) impairment model to financial assets measured at amortized cost, including trade accounts receivable. Under the CECL model, lifetime expected credit losses on such financial assets are measured and recognized at each reporting date based on historical, current, and forecasted information. Furthermore, financial assets with similar risk characteristics are analyzed on a collective basis. This ASU, as amended, is effective for periods beginning after December 15, 2022 with early adoption permitted. The Company adopted this new standard effective January 1, 2023. Adoption did not have an impact on our financial position, results of operations or cash flows.

Government Regulations

The Company’s production of the PerQDisc nucleus replacement device results in minimal amounts of silicone that the Company must waste and, as such, subjects the Company to federal, state, and local provisions regulating the discharge of materials into the environment. All silicone waste is handled by a single medical device contract manufacturer at a location that is in compliance with the standards imposed by the FDA and the U.S. Environmental Protection Agency. As such, management believes that its current practices and procedures for the control and disposition of such wastes complies with applicable federal and state requirements.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. Company deposits with financial institutions on occasion may exceed the Federal Deposit Insurance Corporation (“FDIC”) insured amount of $250,000, any potential future losses of Company deposits could be significant as a result. As of December 31, 2023, and December 31, 2022, the Company had $309,675 and $1,883,150, respectively, over the FDIC insured limit at two U.S. financial institutions.

One vendor accounted for approximately 10% of total purchases for the year ended December 31, 2023, three vendors accounted for approximately 45% for the year ended December 31, 2022. The Company did not have significant vendor concentrations in its accounts payable or accrued expenses as of December 31, 2023 and December 31, 2022.

4.      FIXED ASSETS, NET

Fixed assets, net consisted of the following:

	December 31, 2023	December 31, 2022
Leasehold improvements	$43,813	$42,478
Production equipment	12,872	12,332
Computers and office equipment	9,393	8,416
	66,078	63,226
Less: accumulated depreciation	(29,678)	(17,127)
Fixed assets, net	$36,400	$46,099

Depreciation expense is recorded on a straight-line basis over the estimated useful life of each fixed asset type. Depreciation expense for the years ended December 31, 2023 and 2022 was $12,551 and $16,006, respectively.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2023	December 31, 2022
Accrued expenses and other current liabilities:
Accrued research and development costs	$568,233	$57,864
Accrued third party manufacturing costs	17,687	184,580
Accrued professional fees	929,373	120,009
Accrued regulatory expenses	287,343	118,781
Accrued clinical testing costs	80,271	86,271
Other accrued expenses	93,095	78,773
Total accrued expenses and other current liabilities	$1,976,002	$646,278

6.      DEBT

Convertible Notes Payable

On November 24, 2020, the Company entered into a Secured Convertible Promissory Note (“Secured Note”) with its owners (the “Members”). The Members provided $3,500,000 in cash to the Company in exchange for an aggregate principal amount of $3,500,000 of Secured Convertible Promissory Notes (the “2020 Notes”). Principal and accrued interest on the 2020 Notes were payable on November 30, 2021, but the Company had a 30-day grace period to pay accrued and unpaid interest and unpaid principal on December 30, 2021 (“2020 Maturity”). Simple interest on the outstanding principal accrued at a rate of 8% per annum. The Notes were to be converted upon the consummation of a Qualified Financing into equity securities being issued by the Company at 80% of the lesser of (a) the price (and otherwise on the same terms as those received by the purchaser) of such equity securities in the Qualified Financing, and (b) the price (and otherwise on the same terms as those that would be received by the purchaser) of such equity securities in the Qualified Financing if the pre-financing valuation of the Company is at least $60 million dollars (the “Conversion Price”).

On September 28, 2021, the Members provided additional cash of $5,000,000 to the Company in exchange for convertible notes (the “2021 Notes” and collectively with the 2020 Notes, the “Notes”). Principal and accrued interest on the Notes were payable on December 31, 2022, but the Company had a 30-day grace period to pay accrued and unpaid interest and unpaid principal on January 31, 2023 (“2021 Maturity”). Simple interest on the outstanding principal accrued at a rate of 8% per annum. The Notes were to be converted upon the consummation of a Qualified Financing into equity securities being issued by the Company at the Conversion Price. The Notes are redeemable upon the consummation of a Change of Control (as defined in the agreement) prior to a Qualified Financing. The Holder shall have the option of either (i) having 200% of the outstanding principal balance, and all unpaid accrued interest of the Notes, repaid in full prior to the Change of Control, or (ii) converting the outstanding principal balance and all unpaid accrued interest of the Notes into Class B2 Units of the Company at a conversion price equal to the Conversion Price.

The Notes were amended on October 17, 2022 to automatically convert into Class B2 Units at a conversion price of $7.10694 per share. In accordance with ASC 470, it was determined that the amendment added a substantive conversion option and should be accounted for as an extinguishment. The Company recorded the difference between the fair value of the new debt and the net carrying amount of the debt being extinguished as a deemed dividend as all of the lenders were principal owners of the Company. The Company recorded a deemed dividend of $14,000 for the extinguishment of debt in 2022. On October 31, 2022, outstanding principal and accrued interest on the Notes of $9,432,000 was converted into 1,327,168 Class B2 Units. After this conversion, all of the 2020 Notes and 2021 Notes were converted and therefore no balance related to these notes remains as of December 31, 2023 and 2022.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On August 1, 2023, the Company issued convertible notes (the “2023 Notes”) with various investors to raise additional cash of $3,102,654. The principal on the 2023 Notes is due and payable on March 31, 2024 (“2023 Maturity”). The 2023 Notes do not bear interest and will be converted upon the consummation of a Qualified Financing into equity securities being issued by the Company at the applicable conversion price (the “2023 Conversion Price”). The 2023 Notes shall also convert upon the consummation of the SPAC Transaction into the right to receive consideration that the Holder would have received in the SPAC Transaction if the 2023 Notes had converted into shares of the Company at the 2023 Conversion Price immediately prior to the consummation of the SPAC Transaction. The Notes are also redeemable upon the consummation of a Change of Control (as defined in the agreement) prior to a Qualified Financing. The Holder shall have the option of either (i) having 200% of the outstanding principal balance, and all unpaid accrued interest of the Notes, repaid in full prior to the Change of Control, or (ii) converting the outstanding principal balance and all unpaid accrued interest of the Notes into Class B2 Units of the Company at a conversion price equal to the Conversion Price. Under each conversion event, the 2023 Conversion Price results in a conversion to shares at a 30% discount of the share price of equity securities issued in the relevant conversion event.

For the years ended December 31, 2023 and 2022, the Company recorded a gain of $495,654 and $169,000 respectively, related to the change in fair value of the Notes which was recognized in other income (expense) in the consolidated statements of operations.

See Note 10 for the balance of the Convertible Notes as of December 31, 2023 and December 31, 2022.

7.      MEMBERS’ EQUITY

The Company has authorized four classes of membership units: Class A1 Units, Class A2 Units, Class B1 Units, and Class B2 Units (collectively, the “Membership Units”).

The Membership Units as of December 31, 2023 and December 31, 2022 are summarized in the following table:

	December 31, 2023			December 31, 2022
Unit Class	Units	Ownership Percentage	Carrying value	Units	Ownership Percentage	Carrying value
Class A1 Units	690,000	9.50%	$750	690,000	9.79%	$750
Class A2 Units	230,000	3.17%	250	230,000	3.26%	250
Class B1 Units	195,714	2.70%	7,250,000	195,714	2.78%	7,250,000
Class B2 Units	6,145,395	84.63%	38,950,878	5,928,917	84.16%	37,039,845
Total members’ equity	7,261,109	100.00%	$46,201,878	7,044,631	100.00%	$44,290,845

Voting interests and approval rights

Class A1 Units have a voting interest in the Company and are entitled to elect one Manager. Class A2 Units have a voting interest in the Company and are entitled to elect one Manager. Class B1 Units have a voting interest in the Company and are entitled to elect five Managers together with the holders of the Class B2 Units. Class B2 Units have a voting interest in the Company and are entitled to elect five Managers together with the holders of the Class B1 Units.

Included within the total amount of Class B2 Units are 540,353 and 423,365 Class RB2 Units as of December 31, 2023 and 2022, respectively. These units represent an ownership percentage of 7.44% and 6.01% as of December 31, 2023 and 2022, respectively. The Class RB2 units are restricted B2 units that give holders the right to participate in the profits of the Company, but do not convey voting rights to the holders. See Note 11 for information related to the Class RB2 Units.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Class B1 Units have, together with the Class B2 Units, approval rights over certain Company actions.

Distributions

Distributions shall be made in the following priority:

•        First, to the Class B1 Members and Class B2 Members pro rata in accordance with their respective capital contributions

•        Second, to the Class A1 Members and the Class A2 Members pro rata in accordance with their respective capital contributions

•        Third, to all Members pro rata in proportion to their respective Membership Interests on the record date of such distributions

To the extent the Company holds or receives any new or previously undistributed Royalties, the Royalties shall be distributed as follows:

•        First, to the Class B1 Members and Class B2 Members pro rata in accordance with their respective capital contributions

•        Second, to the Class A1 Members and the Class A2 Members pro rata in accordance with their respective capital contributions

•        Third, to the Members holding Class A1, A2, B1 and B2 Units pro rata in proportion to their respective Membership Interests on the record date of such distribution

Redemption

The Membership Units are non-redeemable.

Liquidation preference

Upon a Preference Liquidity Event as defined in the Fourth Amended and Restated Company Agreement (the “Company Agreement”), the Membership units contain the following Liquidation Preferences:

•        First, to the Class B1 and Class B2 Members pro rata in accordance with their respective capital contributions

•        Second, to the Class A1 and Class A2 Members pro rata in accordance with their respective capital contributions

•        Third, to the extent the Company holds or receives any new or previously undistributed Royalties at the time of, or as a result of, the Preference Liquidity Event, to the Class A1, A2, B1 and B2 Units pro rata in proportion to their respective Membership interests on the record date of such distribution

•        Fourth, to the Class A1 Members, Class A2 Members, and Class B1 Members pro rata in proportion to their respective units until such distributions reach the Preference Amount (5%)

•        Fifth, to all Members pro rata in proportion to their respective Membership interests

In May 2023, the Company completed an offering of 99,490 Class B2 Units at a price per share of $7.11 for an aggregate amount received of $707,033.

8.      COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and litigation from time to time in the normal course of operations. Management does not expect any such matters in which it is currently involved to result in any significant effect on its financial position, results of operations, or cash flows.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.      LEASES

Operating Lease

The Company leases its facility in Kilkenny, Ireland, under a five-year operating lease agreement, with a maturity date of July 2025. Total operating expense on this lease was $83,634 and $81,406 for the years ended December 31, 2023 and 2022, respectively. The operating lease right of use asset and liability was initially recognized at the implementation date of ASC 842 on January 1, 2021, based on the present value of lease payments over the term of the lease.

Lease terms may include options to extend or terminate the lease. Options to extend leases are included when, based on the individual lease and the Company’s business objectives at lease inception, it is reasonably certain they will be exercised. Leases with a term of 12 months or less are not recorded on the consolidated balance sheets.

In determining lease asset values, the Company considers fixed and variable payment terms, prepayments, incentives, and options to extend, terminate or purchase. Renewal, termination, or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised.

The table below presents certain information related to lease costs for the Company’s operating lease:

	December 31, 2023	December 31, 2022
Operating lease cost	$83,634	$81,406
Total lease cost	$83,634	$81,406

Weighted average remaining lease term (in years)	1.58	2.58
Weighted average discount rate	3.76%	3.76%

The right-of-use asset and lease liability for the operating lease were recorded in the consolidated balance sheets as follows:

	December 31, 2023	December 31, 2022
Assets:
Right-of-use assets, net	$130,691	$201,832
Total lease assets	$130,691	$201,832

Liabilities:
Current liabilities:
Current portion of lease liability	$93,837	$87,953
Non-current liabilities:
Lease liability, net of current portion	46,718	129,005
Total lease liability	$140,555	$216,958

As of December 31, 2023, future minimum lease payments required under operating leases are as follows:

December 31, 2023
2024	95,189
2025	49,664
Total future minimum payments	144,853
Less: imputed interest	(4,298)
Present value of lease liability	$140,555

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.    FAIR VALUE MEASUREMENTS

The following is a listing of the Company’s assets and liabilities required to be measured at fair value on a recurring basis and where they are classified within the fair value hierarchy as of December 31, 2023 and 2022:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$559,675	$—	$—	$559,675
Total	$559,675	$—	$—	$559,675

Liabilities:
Convertible notes payable at fair value	$—	$—	$2,607,000	$2,607,000
Total	$—	$—	$2,607,000	$2,607,000
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$725,313	$—	$—	$725,313
Total	$725,313	$—	$—	$725,313

The money market funds are included within cash and cash equivalents on the consolidated balance sheet.

The following table summarizes the changes in the fair value of the convertible notes payable measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Year Ended December 31,
	2023	2022
Balance, beginning of year	$—	$9,587,000
Issuance of convertible notes	3,102,654	—
Effect of debt amendment	—	14,000
Change in fair value of convertible notes	(495,654)	(169,000)
Conversion of notes payable into class B2 units	—	(9,432,000)
Balance, end of year	$2,607,000	$—

There were no transfers in and out of Level 3 financial instruments for the years ended December 31, 2023 and 2022.

The Company estimates the fair value of the convertible note payable using a Monte Carlo simulation model, which uses as inputs the fair value of the Company’s equity, estimates for the equity volatility and volume volatility of the Company’s equity, the time to expiration of the convertible notes, the risk-free interest rate for a period that approximates the time to expiration, and probability of default. As the Company is a private company, it lacks company-specific historical and implied volatility information. Therefore, it estimates its expected volatility based on the historical volatility of a publicly traded set of peer companies. The time to expiration is based on the contractual maturity date, giving consideration to the mandatory and potential accelerated redemptions beginning six months from the issuance date. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of measurement for time periods approximately equal to the time to expiration. Probability of default is estimated using Bloomberg’s Default Risk function which uses our financial information to calculate a default risk specific to the Company.

An increase or decrease in any of the observable inputs in isolation could result in a material increase or decrease in the estimated fair value. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimate fair value.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the assumptions used to value the convertible notes:

Year Ended December 31, 2023
Issuance date	8/1/2023
Maturity date	3/31/2024
Stock price	$18.01
Note interest rate (coupon)	—%
Note market interest rate (discount)	14.0%
Risk-free interest rate	5.4%
Equity volatility	47.0%
Expected life (years)	0.25
Probability of Default	7.6%

11.    UNIT-BASED COMPENSATION

Pursuant to the Fourth Amended and Restated Company Agreement (the “Agreement), the Company is authorized to issue incentive units to individuals who perform services for the Company or any subsidiary in the form of Qualified Incentive Plan Units (“Incentive Units” or “Class RB2 Units”).

The Incentive Units are restricted B2 units that give holders the right to participate in the profits of the Company, but do not convey voting rights to the holders. As such, the incentive units represent issued units and therefore are included in the outstanding amount of B2 units as presented in the consolidated statements of members equity (deficit). Each Incentive Unit has a profits interest threshold amount set forth in the applicable Agreement Award which is tied to an equity hurdle of $60,000,000. The amount is to be no less than the amount determined to be necessary to cause such Incentive Unit to constitute a “profits interest” within the meaning of Revenue Procedures 93-27 and 2001-43. Each Award Agreement contains a vesting schedule; vesting may be based on the continued service of the Participant and/or on the achievement of certain performance goals set forth in the Award Agreement. Incentive Units may also be fully vested on the Grant Date. Participant’s Incentive Units may have accelerated vesting upon a Change in Control (as defined in the Plan), forfeiture, or other event at the Board’s discretion.

In the event of termination for cause, all vested and unvested Incentive Units will be forfeited without consideration.

If the Incentive Units are changed by reason of a change in corporate capitalization or exchanged for other securities as a result of a merger, consolidation or reorganization, the Company will make appropriate adjustments to the maximum number of Incentive Units that may be granted under the Plan and will make adjustments to the Incentive Units as will be equitable and appropriate to prevent dilution or enlargement of the benefits provided for awards under the Plan.

Based upon their underlying characteristics and features, the Company has determined that the Incentive Units are to be accounted for as equity-classified awards. Accordingly, the Company records compensation expense for the Incentive Units based upon an assessment of the grant date fair value using the Black-Scholes option pricing model. The Company estimates the Company’s stock price based on the price per share determined with the valuation conducted by a third-party appraiser at the time of valuation. The theoretical strike price was based on the inflection point at which the Incentive Units begin to participate in the upside of the Company, which was driven by a stated equity hurdle related to the Incentive Units. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s Incentive Units has been

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

determined based on an estimated time to liquidity event in relation to the Merger. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The Incentive Units are granted at the fair value of the Company’s units on the date of grant. The Company has varying vesting periods, vesting schedules, and vesting milestones for Incentive Units granted.

Incentive Unit activity under the Plan for the years ended December 31, 2023 and 2022. respectively, was as follows:

	Number of Units	Weighted-average grant date fair value per unit
Vested and outstanding, January 1, 2023	423,365	$3.69
Granted	116,988	10.60
Forfeited	—	—
Vested and outstanding, December 31, 2023	540,353	$4.22
	Number of Units	Weighted-average grant date fair value per unit
Vested and outstanding, January 1, 2022	423,365	$3.69
Granted	—	—
Forfeited	—	—
Vested and outstanding, December 31, 2022	423,365	$3.69

Expense related to the Incentive Units is recognized over the vesting period of each Incentive Units. Expense related to performance-based Incentive Units is recognized over the associated vesting period if it is deemed probable the performance-based milestone will be achieved. If such milestones are not achieved or are subsequently determined to not be probable, the Company will recognize no expense related to such Incentive Units and will reverse previously recognized expense associated with performance-based Incentive Units. Company has elected to recognize forfeitures as they occur.

For the years ended December 31, 2023 and 2022, respectively, the Company recognized $1,204,000, and $0 of unit-based compensation expense related to the Incentive Units, which is included within general and administrative expense on the consolidated statements of operations. The Incentive Units granted in 2023 (the “2023 Incentive Units”) were granted with no service required for vesting and do not include a performance condition and therefore the 2023 Incentive Units were vested in full immediately upon being granted.

The following summarizes the Black-Scholes assumptions used to value the Incentive Units granted:

Year Ended December 31, 2023
Equity hurdle/theoretical strike price	$8.93
Stock price on date of grant	18..01
Volatility	50.0%
Risk-free interest rate	4.2%
Expected life (years)	1.93
Dividend yield	—%

As of December 31, 2023, there is no unrecognized compensation expense related to the Incentive Units.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    DEFINED CONTRIBUTION BENEFIT PLAN

The Spinal Stabilization Technology 401(k) Profit Sharing Plan & Trust (the “401(k) Plan”) covers all U.S. employees and is subject to the provisions of Section 401(k) of the Internal Revenue Code. Newly hired employees automatically become eligible to participate in the 401(k) Plan. They are eligible to receive matching contributions immediately upon enrollment, which vest immediately. The Company matches 100% of a participant’s contributions for the first 1% of the participant’s salary contributions and 50% thereafter up to 6% of the participant’s salary.

For the years ended December 31, 2023 and 2022 the Company recognized $33,270 and $27,451, respectively, in expense from matching contributions to the Company-sponsored defined contribution retirement (401k) plan.

13.    INCOME TAX

The effective tax rate as of December 31, 2023 is 0%, consistent with the rate as of December 31, 2022 due to the Company not having taxable income.

	Year Ended December 31,
	2023	2022
Statutory tax rate benefit	—%	—%
U.S. to foreign tax rate differential	12.5%	12.5%
Change in deferred tax asset valuation allowance	(12.5)%	(12.5)%
Income taxes at effective rates	—	—
	Year Ended December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$934,893	$753,666
Valuation allowance	(934,893)	(753,666)
Net deferred tax assets	—	—

Deferred tax liabilities:	—	—
Total deferred tax liabilities	—	—

Total deferred tax assets (liabilities)	$—	$—

The Company regularly assesses its ability to realize its deferred tax assets. Assessing the realization of deferred tax assets requires significant judgment. In determining whether its deferred tax assets are more likely than not realizable, the Company evaluated all available positive and negative evidence.

The Company had no income tax expense for the year ended December 31, 2023, and 2022. Since its inception, the Company has incurred net operating losses which result in deferred tax assets for these NOL carryforwards. Deferred income tax assets and liabilities are recognized for temporary differences between the financial statements and income tax carrying values using tax rates in effect for the years such differences are expected to reverse. Due to uncertainties surrounding our ability to generate future taxable income and consequently realize such deferred income tax assets, the Company has determined that it is more likely than not that these deferred tax assets will not be realized. Accordingly, the Company has established a full valuation allowance against its deferred tax assets as of December 31, 2023 and 2022.

The Company had approximately $7.4 million and $6 million in foreign net operating loss carryforwards as of December 31, 2023 and 2022, respectively. There is no expiration on these loss carryforwards. The change in the valuation allowance for the twelve months ended December 31, 2023, was an increase of $181,227 resulting from net operating losses generated during the period. The Company has concluded that any foreign earnings will be indefinitely reinvested and accordingly no tax liabilities associated with repatriation have been recorded.

SPINAL STABILIZATION TECHNOLOGIES, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.    RELATED PARTY TRANSACTIONS

The Company maintains consulting agreements with shareholders. During the years ended December 31, 2023 and 2022, the Company paid $518,319 and $354,110, respectively, as a result of these consulting agreements. These amounts are included in general and administrative expenses within the statement of operations. Amounts due to related parties totaled $81,500 and $20,000, respectively, as of December 31, 2023 and 2022, respectively, which is included in accrued expenses and other current liabilities in the balance sheets.

Included within the 2023 Notes are notes issued to related parties of the Company, amounting to an aggregate principal amount of $2,802,654 as of December 31, 2023. These notes are recorded at fair value with the 2023 Notes discussed in Note 6, and the related balance is included within convertible notes payable at fair value in the consolidated balance sheets with changes in fair value during the year included within the change in fair value of convertible notes payable in the consolidated statements of operations.

15.    SUBSEQUENT EVENTS

Subsequent events have been evaluated from January 1, 2024, through February 28, 2024, which is the date the financial statements were available to be issued.

On January 9, 2024, the SST board of managers approved a debt financing in which SST will borrow up to $3.0 million to finance SST’s operations through closing of the Business Combination. In connection therewith, on January 11, 2024, the Company entered into a promissory note (the “Note”) with RTM Partners II, Ltd. (the “Holder”), an entity controlled by Randall Mays, who is a member of the SST board of managers and beneficial owner of more than 10% of the outstanding SST membership units. Per the terms of the Note, the Company shall borrow $1,000,000, which shall be due and payable in full on the earliest of a) the consummation of a Qualified Financing (as defined within the Note agreement), (b) the consummation of a Change of Control (as defined within the Note agreement), (c) the consummation of a SPAC Acquisition (as defined within the Note agreement), and (d) April 30, 2024 (the earliest of such dates, the “Maturity Date”). The Note carries an interest rate of 8% per annum and may be prepaid, in whole or in part, at any time without premium or penalty. The Note is not convertible into equity securities of SST.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

BLUERIVER ACQUISITION CORP.,

BLUA MERGER SUB LLC,

and

Spinal Stabilization Technologies, LLC

dated as of July 21, 2023

Annex A-i

Annex A-ii

ANNEXES

Annex A — Term Sheet for Surviving Company A&R LLCA
Annex B — Waiver Letter

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 21, 2023, is entered into by and among BlueRiver Acquisition Corp., a Cayman Islands exempted company (together with its successor pursuant to the Domestication (as defined below), “BlueRiver”), BLUA Merger Sub LLC, a Texas limited liability company and a wholly owned direct Subsidiary of BlueRiver (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (the “Company”). BlueRiver, Merger Sub, the Company and, when designated by the Company, the Holder Representative are referred to herein as the “Parties”.

RECITALS

WHEREAS, BlueRiver is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, prior to the Closing (as defined below), upon the terms and subject to the conditions of this Agreement, BlueRiver will domesticate as a Delaware corporation (“Surviving Pubco”) in accordance with the DGCL (as defined below) and the Cayman Islands Companies Act (as defined below) (the “Domestication”);

WHEREAS, concurrently with and as part of the Domestication, BlueRiver will file a certificate of incorporation (the “Surviving Pubco Certificate of Incorporation”) with the Secretary of State of Delaware and adopt bylaws, in each case, in a form to be mutually agreed to by the Parties prior to the effective date of the Registration Statement, which provide, among other things, that Surviving Pubco will have two classes of common stock: Surviving Pubco Class A Common Stock and Surviving Pubco Class V Common Stock (each, as defined below);

WHEREAS, on the Closing Date following the Domestication, upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate limited liability company existence of Merger Sub shall cease and the Company shall be the surviving company and continue its existence under the LLC Act (as defined below);

WHEREAS, at the Effective Time, the limited liability company agreement of the Surviving Company (as defined below) will be amended and restated in a form to be agreed upon by the parties, including the terms set forth on Annex A hereto (with such changes as may be mutually agreed by BlueRiver and the Company) (the “Surviving Company A&R LLCA”);

WHEREAS, the respective boards of directors or equivalent governing bodies of each of the BlueRiver Parties (with one abstention) and the Company have unanimously approved and declared advisable the transactions contemplated by this Agreement (including, as applicable, the Domestication, the Merger and the issuance of Surviving Pubco Class V Shares and Surviving Company Class A Membership Units in connection with the Merger) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the LLC Act, as applicable;

WHEREAS, on the Closing Date subsequent to the Domestication but prior to the Merger, BlueRiver will provide an opportunity to its shareholders to have their issued and outstanding BlueRiver Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth in the Amended and Restated Memorandum and Articles of Association of BlueRiver, dated October 19, 2020, as the same may be amended from time to time (the “BlueRiver Governing Document”), in connection with the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to BlueRiver’s willingness to enter into this Agreement, certain of the Company Members have entered into a Member Support Agreement with BlueRiver (the “Member Support Agreements”);

WHEREAS, the Company will use commercially reasonable efforts to obtain, as soon as practical, but in no event later than three (3) Business Days, following the effective date of the Registration Statement, the approval by Company Members required pursuant to the Company Operating Agreement and applicable Law of this Agreement, the Ancillary Documents and the transactions contemplated herein and therein, including the Merger and the amendment of the Company Operating Agreement to be in substantially the form of the Surviving Company A&R LLCA, in a form mutually agreeable to BlueRiver and the Company (the “Company Member Approval”), and deliver a copy of the Company Member Approval to BlueRiver;

Annex A-1

WHEREAS, concurrently with the execution and delivery of this Agreement, BlueRiver and the Sponsor (as defined below) have entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”);

WHEREAS, concurrently with the consummation of the transactions contemplated by this Agreement, BlueRiver will cause the Registration Rights Agreement, dated January 28, 2021, to be amended and restated in the form of an Amended and Restated Registration Rights Agreement to be mutually agreed to by the Parties prior to the effective date of the Registration Statement (the “Amended and Restated Registration Rights Agreement”);

WHEREAS, prior to the Closing (as defined below), BlueRiver may enter into one or more subscription agreements (each, a “PIPE Subscription Agreement”) with third party investors named therein (such investors, collectively, with any permitted assignees or transferees, the “PIPE Investors”), in each case, on terms mutually acceptable to BlueRiver and the Company, pursuant to which, on the terms and subject to the conditions set forth therein, immediately following the Domestication and prior to the Effective Time, such PIPE Investors would purchase from the Surviving Pubco shares of newly issued Surviving Pubco Class A Common Stock or other Equity Securities of the Surviving Pubco (the “PIPE Financing” and such aggregate amount, the “PIPE Financing Amount”); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the BlueRiver Parties and the Company agree as follows:

ARTICLE 1
Certain Definitions

Section 1.01        Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Transaction” has the meaning specified in Section 9.11.

“Action” means any claim, action, suit, investigation, assessment, arbitration, or proceeding, in each case that is by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Affiliate Transactions” has the meaning specified in Section 5.20(c)(iii).

“Agreement” has the meaning specified in the preamble hereto.

“Allocation Statement” has the meaning specified in Section 4.03.

“Amended and Restated Registration Rights Agreement” has the meaning specified in the recitals hereto.

“Ancillary Agreements” means the Member Support Agreements, the Sponsor Support Agreement, the Amended and Restated Registration Rights Agreement, the Letters of Transmittal, the Surviving Company A&R LLCA, the Surviving Pubco Certificate of Incorporation, the Surviving Pubco Bylaws and the other agreements, instruments and documents expressly contemplated hereby.

“Announcement 8-K” has the meaning specified in Section 9.09.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, UK Bribery Act and all other applicable anti-corruption laws.

“Anti-Money Laundering Laws” has the meaning specified in Section 5.24(h).

“Antitrust Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, Governmental Orders, administrative and judicial doctrines and other applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment or actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Annex A-2

“Approved Stock Exchange” means the Nasdaq Stock Market (“Nasdaq”) or any other national securities exchange that may be agreed upon by the Parties.

“Audited Financial Statements” has the meaning specified in Section 5.07(a).

“Available Cash” means, as of immediately prior to the Effective Time, an amount equal to the sum of (i) the amount of cash available to be released from the Trust Account (after giving effect to all payments to be made as a result of the completion of all BlueRiver Share Redemptions), plus (ii) the net amount of proceeds actually received by BlueRiver pursuant to each Equity Financing.

“BlueRiver” has the meaning specified in the preamble hereto.

“BlueRiver Board Recommendation” has the meaning specified in Section 6.02(c).

“BlueRiver Class A Ordinary Shares” means Class A ordinary shares, par value $0.0001 per share, of BlueRiver.

“BlueRiver Class B Ordinary Shares” means Class B ordinary shares, par value $0.0001 per share, of BlueRiver.

“BlueRiver Class B Ordinary Shares Conversion” has the meaning set forth in Section 2.03(b).

“BlueRiver Common Warrant” means a right to acquire BlueRiver Ordinary Shares that was included in the units sold as part of BlueRiver’s initial public offering.

“BlueRiver Cure Period” has the meaning specified in Section 11.01(c)(i).

“BlueRiver Disclosure Schedule” means the confidential disclosure schedule delivered by BlueRiver to the Company as promptly as practicable, but in any event, within ten (10) Business Days, following the execution and delivery of this Agreement.

“BlueRiver Expenses” means all outstanding amounts under the Working Capital Loans and all other liabilities, debts and obligations of any of the BlueRiver Parties, including those incurred in connection with the negotiation, preparation or execution of this Agreement or any other Ancillary Document, the performance of its covenants or agreements in this Agreement or any other Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

“BlueRiver Extraordinary General Meeting” has the meaning specified in Section 9.06.

“BlueRiver Extension Approval” has the meaning specified in Section 8.05(b).

“BlueRiver Financials” has the meaning specified in Section 6.08(b).

“BlueRiver Governing Document” has the meaning specified in the recitals hereto.

“BlueRiver Material Adverse Effect” means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of any of the BlueRiver Parties to consummate the transactions contemplated by this Agreement provided, however, that no effect, development, event, occurrence, fact, condition, circumstance or change, to the extent resulting from any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a “BlueRiver Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) the taking by the BlueRiver or any of its Subsidiaries of any COVID-19 Response Measures; (ii) any change in interest rates or economic, financial or market conditions generally to the extent that such change does not have a materially disproportionate impact on the BlueRiver and its Subsidiaries, taken as a whole, as compared to other U.S. special purpose acquisition companies; (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement (or the obligations hereunder); provided that this clause (iii) shall not prevent a determination that a breach of any representation and warranty set forth herein which addresses the consequences of the execution and performance of this Agreement or the consummation of the Merger has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a BlueRiver Material Adverse Effect; or (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other

Annex A-3

natural disaster or act of God, any epidemic or pandemic (including the COVID-19 pandemic) and any other force majeure event to the extent that such event does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry.

“BlueRiver Material Contract” has the meaning specified in Section 6.17.

“BlueRiver Ordinary Shares” means BlueRiver Class A Ordinary Shares and BlueRiver Class B Ordinary Shares.

“BlueRiver Parties” means BlueRiver, and Merger Sub.

“BlueRiver Share Redemption” means the election of an eligible (as determined in accordance with the BlueRiver Governing Document) Pre-Closing BlueRiver Holder to exercise its BlueRiver Shareholder Redemption Right in connection with the consummation of the transactions contemplated by this Agreement.

“BlueRiver Sponsor Warrant” means a right to acquire BlueRiver Ordinary Shares that was issued to Sponsor in a private placement.

“BlueRiver Shareholder Approval” means the approval of the Transaction Proposals (other than clause (vii) thereof)), in each case, required by the BlueRiver Governing Documents and applicable Law or such lesser standard as may be applicable to a specific Transaction Proposal, in accordance with the Proxy Statement.

“BlueRiver Shareholder Redemption Right” means the right to elect to redeem BlueRiver Class A Ordinary Shares in accordance the BlueRiver Governing Document.

“BlueRiver Waiving Parties” has the meaning specified in Section 13.16(a).

“BlueRiver Warrants” means BlueRiver Common Warrants and BlueRiver Sponsor Warrants.

“Business Combination” has the meaning given to such term in the BlueRiver Governing Document.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Wilmington, Delaware are authorized or required by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Islands Registrar of Companies” means the Registrar of Companies of the Cayman Islands under the Cayman Islands Companies Act.

“Certificate of Merger” has the meaning specified in Section 3.01(b).

“Class A1 Units” means the units of the Company designated as Class A1 Units in the Company Operating Agreement.

“Class A2 Units” means the units of the Company designated as Class A1 Units in the Company Operating Agreement.

“Class B1 Units” means the units of the Company designated as Class B1 Units in the Company Operating Agreement.

“Class B2 Units” means the units of the Company designated as Class B2 Units in the Company Operating Agreement.

“Class B2R Units” means the units of the Company designated as Class B2 Units in the Company Operating Agreement which are further subject to incentive unit agreements between the Company and the applicable holders of such units.

“Closing” has the meaning specified in Section 3.03.

“Closing Date” has the meaning specified in Section 3.03.

Annex A-4

“Closing Press Release” has the meaning specified in Section 9.09.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 5.12.

“Company Board” means the board of managers of the Company.

“Company Cure Period” has the meaning specified in Section 11.01(b)(i).

“Company Designees” has the meaning specified in Section 9.07.

“Company Disclosure Schedule” means the confidential disclosure schedule delivered by the Company to BlueRiver concurrently with the execution and delivery of this Agreement, as it may be updated from time to time pursuant to Section 7.02.

“Company Equity Value” means Two Hundred Forty Million Dollars ($240,000,000.00).

“Company IT Systems” means computers, Software, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to, the Company or any of its Subsidiaries.

“Company Operating Agreement” means the Fourth Amended and Restated Company Agreement of the Company dated as of July 16, 2018, by and among the Company and each of the Members (as defined therein).

“Company Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that has had, or would reasonably be expected to have, a material and adverse effect, individually or in the aggregate, on the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided, however, that no effect, development, event, occurrence, fact, condition, circumstance or change, to the extent resulting from any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) the taking by the Company or any of its Subsidiaries of any COVID-19 Response Measures; (ii) any change in interest rates or economic, financial or market conditions generally to the extent that such change does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement (or the obligations hereunder); provided that this clause (iii) shall not prevent a determination that a breach of any representation and warranty set forth herein which addresses the consequences of the execution and performance of this Agreement or the consummation of the Merger has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect; (iv) any change generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operates to the extent that such change does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; or (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, any epidemic or pandemic (including the COVID-19 pandemic) and any other force majeure event to the extent that such event does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry.

“Company Member Approval” has the meaning specified in the recitals hereto.

“Company Members” means those Persons who are Members of the Company.

“Company Membership Units” means, collectively, the Class A1 Units, Class A2 Units, the Class B1 Units, the Class B2 Units and the Class B2R Units.

“Company Permits” has the meaning specified in Section 5.10(b).

“Company PII” means all Personally Identifiable Information that is Processed by or on behalf of the Company or its Subsidiaries in connection with the development, marketing, delivery, servicing, use or other exploitation of the Company’s or its Subsidiaries’ products, services or operations.

Annex A-5

“Company Preference Units” means collectively the Class A1 Units, the Class A2 Units, and the Class B1 Units.

“Company Privacy Policies” means all current and, to the extent applicable, prior public or internal policies, procedures and representations of the Company or its Subsidiaries to the extent relating to data security or the Processing of Personally Identifiable Information, including the Data Protection Program.

“Company Transaction Expenses” means, as of any determination time, the aggregate amount of reasonable and out of pocket third party fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, the Company and its Subsidiaries in connection with the negotiation, preparation or execution of this Agreement or any other Ancillary Documents, the performance of its covenants or agreements in this Agreement or any other Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any other Ancillary Document.

“Completion 8-K” has the meaning specified in Section 9.09.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of September, 2022, by and between BlueRiver and the Company.

“Contracts” means any contract, agreement, subcontract, lease, sublease, conditional sales contract, purchase or service order, license, indenture, note, bond, loan, understanding, undertaking, commitment or other arrangement or instrument, including any exhibits, annexes, appendices and attachments thereto and any amendments, statements of work, modifications, supplements, extensions or renewals thereto, whether written or oral.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority in each case in connection with or in response to COVID-19, including the CARES Act.

“COVID-19 Response Measures” means any reasonable action, taken or omitted to be taken after the date of this Agreement that is reasonably determined to be necessary or prudent to be taken in response to COVID-19 or any of the measures described in the definition of “COVID-19 Measures”, including the establishment of any policy, procedure or protocol.

“Damages” means all fines, losses, damages, liabilities, Taxes, penalties, judgments settlements, assessments and other reasonable costs and expenses (including reasonable legal, attorneys’ and other experts’ fees).

“Data Protection Program” has the meaning specified in Section 5.22(a).

“Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Trust Agreement, which shall not exceed the amount set forth in Section 6.11 of the BlueRiver Disclosure Schedule.

“DGCL” means the Delaware General Corporation Law.

“Domestication” has the meaning specified in the recitals hereto.

“Domestication Effective Time” has the meaning specified in Section 2.01.

“Effective Time” has the meaning specified in Section 3.03.

“Employment Laws” has the meaning specified in Section 5.13(b).

“Environmental Laws” means any and all applicable Laws relating to pollution or the protection of the environment, including those related to the use, generation, treatment, storage, handling, emission, transportation, disposal or Release of Hazardous Materials, each as in effect on and as interpreted as of the date of this Agreement.

Annex A-6

“Equity Financing” means the PIPE Financing and any additional private placement offering of Equity Securities of Surviving Pubco and any additional private placement of Equity Securities of BlueRiver, on terms mutually acceptable to BlueRiver and the Company, completed at or prior to the Closing to raise proceeds in connection with the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, any working capital loans).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, any other ownership interest or similar interest in any Person (including any share appreciation, phantom stock, performance based, profit participation or similar rights), and any direct or indirect option, warrant, right, security (including debt securities) convertible, exchangeable or exercisable, directly or indirectly, therefor.

“ERISA” has the meaning specified in Section 5.12.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

“Exchange Act” has the meaning specified in Section 6.08.

“Exchange Agent” has the meaning specified in Section 4.04.

“Extension Meeting” has the meaning specified in Section 8.05(a).

“Extension Proxy Statement” has the meaning specified in Section 8.05(a).

“Financial Statements” has the meaning specified in Section 5.07(a).

“Fraud” means actual and intentional common law fraud committed by a party hereto with respect to the making of the representations and warranties set forth in Article 5 or Article 6, as applicable. Under no circumstances shall “fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or any other fraud or torts based on recklessness or negligence.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any supra-national, federal, regional, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, agency or instrumentality, court, arbitral body or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, issued, promulgated, made or entered by or with any Governmental Authority.

“Government Official” means any public or elected official or officer, employee (regardless of rank), or person acting on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office. Officers, employees (regardless of rank), or persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government should also be considered “Government Officials.”

“Government Shutdown” means any shutdown of or material interruption to, prior to the Termination Date, the Governmental Authorities providing, approving or reviewing the applicable consents, authorizations, orders and approvals of (or filings or registrations with) relating to the transactions contemplated hereby, in each case that relates to the ongoing COVID-19 pandemic.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Holder Representative” has the meaning specified in Section 12.01.

Annex A-7

“Holders” means all Persons who hold one or more Company Membership Units immediately prior to the Effective Time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” has the meaning specified in Section 5.07(f).

“Intellectual Property” means any and all intellectual property and similar proprietary rights protected, created, or arising under the Laws of the United Stated or any other jurisdiction or under any international convention throughout the world, whether registered or unregistered, including all: (i) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional patent applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates or extensions of any of the foregoing, (ii) trademarks, service marks, trade dress, trade names, service names, brand names, corporate names, logos, source or business identifiers and any and all other indications of origin, including all goodwill associated therewith and all applications, extensions and renewals of any of the foregoing, (iii) copyrights, works of authorship, design rights, mask work rights and any and all applications, renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing whether or not published, now or hereafter provided by applicable Law, regardless of the medium of fixation or means of expression, (iv) Internet domain names and social media identifiers and accounts, (v) trade secrets, know-how (including manufacturing and production processes and research and development information), confidential information, technical data, algorithms, formulae, procedures, protocols, techniques, results of experimentation and testing, and business information (including financial and marketing plans, customer and supplier lists, and pricing and cost information), whether patentable or not, (vi) Software or other technology, (vii) databases and compilations, including rights in data and data collections, whether machine readable or otherwise, (viii) all registrations of and applications (whether provisional, pending or final) to register the foregoing, and all common law rights thereto, (ix) subject matter of any of the foregoing, tangible embodiments of any of the foregoing, and any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world, and (x) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Interim Financial Statements” has the meaning specified in Section 5.07(a).

“Interim Period” has the meaning specified in Section 7.01.

“Issued Surviving Company Equity Interests” has the meaning specified in Section 4.02.

“IPO” means the initial public offering of BlueRiver pursuant to the Prospectus.

“Labor Contract” has the meaning specified in Section 5.11(a)(iii).

“Law” means each provision of any statute, civil, criminal or common law, ordinance, rule, regulation, legislation, ordinance, order, code, treaty, ruling, directive, determination or decision, in each case, of any Governmental Authority or Governmental Order.

“Leased Real Property” means all real property and interests in real property leased, subleased or otherwise occupied or used but not owned by the Company or any of its Subsidiaries.

“Letter of Transmittal” means the letter of transmittal in a form mutually agreeable to BlueRiver and the Company.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to either the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, claim, restriction or other lien of any kind.

“LLCA Counterpart” has the meaning specified in Section 4.04(b).

“LLC Act” means Chapter 101 of the Texas Business Organizations Code.

Annex A-8

“Majority Holders” has the meaning specified in Section 12.01.

“Merger” has the meaning specified in Section 3.01(b).

“Merger Consideration” means a number of Surviving Company Class A Membership Units equal to the quotient determined by dividing the Company Equity Value by $10.00 and an equal number of shares of Surviving Pubco Class V Common Stock.

“Merger Sub” has the meaning specified in the preamble hereto.

“Nasdaq” has the meaning specified in the definition of Approved Stock Exchange.

“Offer Documents” has the meaning specified in Section 9.05(b).

“Open Source Software” means Software that (a) is distributed as free Software, open source Software, copyleft Software or similar licensing or distribution models, or (b) requires as a condition of use, modification or distribution (including under an ASP or “software as a service” model) of such Software that other Software using, incorporating, linking, integrating or distributing or bundling with such Software be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge. “Open Source Software” includes Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) the Apache Software Foundation License, (b) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (c) The Artistic License (e.g., PERL), (d) the Mozilla Public License, (e) the Netscape Public License, (f) the Sun Community Source License (SCSL), (g) the Sun Industry Standards License (SISL), (h) Affero General Public License (AGPL), (i) Common Development and Distribution License (CDDL) or (j) any license or distribution agreement or arrangement now listed as open source licenses on www.opensource.org or any successor website thereof or in the Free Software Directory maintained by the Free Software Foundation on http://directory.fsf.org/ or any successor website thereof.

“Ordinary Course of Business” means, at any given time, the ordinary and usual course of operations of the business of the Company and its Subsidiaries (as applicable), consistent with past practice, subject to any reasonable changes required to address any then current facts and circumstances (including requirements to comply with applicable Law) and, in the case of an action taken by the Company or its Subsidiaries, a COVID-19 Response Measure taken to reasonably preserve the health and safety of current employees and independent contractors of the Company or any of its Subsidiaries who are natural persons.

“Owned Intellectual Property” means any and all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries.

“Parties” has the meaning specified in the preamble hereto.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law mechanics, materialmen, warehousemen, landlords, carriers, repairmen and construction contractors and other similar Liens that arise in the Ordinary Course of Business and which are not yet due and payable or which are being contested in good faith through appropriate Actions, (ii) pledges or deposits incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other social security legislation, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and with respect to which adequate reserves have been made in accordance with GAAP, (iv) Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the present uses of such real property, (v) non-exclusive licenses and (vi) Liens described on Section 1.01 of the Company Disclosure Schedule.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

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“Personally Identifiable Information” means any and all (i) information relating to an individual that either contains data elements that identify the individual or that can be used, directly or indirectly, to identify, contact or locate the individual, (ii) “personal data” as that or similar term is defined under any applicable Law and (iii) other information, the Processing of which is regulated by applicable Privacy Laws in relation to data protection or data privacy. Personally Identifiable Information includes (A) personal identifiers, such as name, address, telephone number, Social Security Number, date of birth, driver’s license number, identification number issued by a Governmental Authority, Taxpayer Identification Number and passport number, (B) online identifiers, e-mail addresses social media handles, Internet or Software-based usernames, Internet protocol addresses, cookie identifiers, device identifiers, (C) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (D) demographic information, including information relating to an individual’s race, gender, age, ethnicity, religion or philosophy, political affiliation or sexual orientation, (E) biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation or characteristic and (F) individual medical or health information, including protected health information governed by the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder.

“PIPE Financing” has the meaning specified in the recitals hereto.

“PIPE Subscription Agreement” has the meaning specified in the recitals hereto.

“PIPE Investors” has the meaning specified in the recitals hereto.

“Pre-Closing Flow-Through Tax Return” has the meaning specified in Section 9.04(d).

“Pre-Closing BlueRiver Holders” means the shareholders of BlueRiver at any time prior to the Effective Time.

“Privacy Laws” means any Laws that applies to the Company and governs the Company’s activities with respect to (i) the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, and (ii) privacy, data security, or data or security breach notification requirements with respect to Personal Information, including, without limitation, to the extent applicable: (a) the California Consumer Privacy Act, the Virginia Consumer Data Protection Act, the Illinois Biometric Information Privacy Act, the Telephone Consumer Protection Act, United States state laws concerning privacy, data protection, and / or data security, (b) the CAN-SPAM Act, (c) the General Data Protection Regulation (EU) 2016/679 (“EU GDPR”), the Privacy and Electronic Communications Directive 2002/58/EC, the United Kingdom General Data Protection Regulation, as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”) (EU GDPR and UK GDPR are collectively referred to as “GDPR”), the UK Data Protection Act 2018, the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2426/2003), and (d) any applicable Law that is supplemental, equivalent or analogous to the foregoing in any jurisdiction in which the Company carries on its business and / or from which the Company collects Personal Information, and any legally binding judicial or administrative interpretation of any of the above.

“Privacy Requirements” means any and all (a) Company Privacy Policies, (b) Contracts involving the Processing of Personally Identifiable Information, (c) applicable Laws that apply to the security, privacy or Processing of Personally Identifiable Information or other data, (d) industry self-regulatory principles applicable to the protection or Processing of Personally Identifiable Information to which the Company purports to adhere and (e) binding guidance issued by any Governmental Authority that pertains to any of the applicable Laws or principles outlined in the foregoing clauses (c) or (d).

“Process” or “Processing” means, with respect to any data or Personally Identifiable Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personally Identifiable Information.

“Prospectus” has the meaning specified in Section 7.04.

“Proxy Statement” has the meaning specified in Section 9.05(a).

“PTET” means an entity-level Tax imposed by any jurisdiction on an entity treated as a passthrough entity for U.S. federal income Tax purposes in lieu of a tax on one or more of such entity’s partners, members or owners.

“PTET Election” means an election to be subject to a PTET.

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“Purchase Plan” has the meaning specified in Section 9.10.

“Real Property Leases” has the meaning specified in Section 5.11(a)(iv).

“Registered Intellectual Property” has the meaning specified in Section 5.21.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form determined by the Parties, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by BlueRiver under the Securities Act with respect to the Surviving Pubco Class A Common Stock to be issued pursuant to this Agreement.

“Related Party” has the meaning specified in Section 5.20(c)(i).

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into or through the indoor or outdoor environment.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Sanctions” has the meaning specified in Section 5.24(g).

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” has the meaning specified in Section 6.08.

“Section 16” has the meaning specified in Section 8.06.

“Security Incident” means any incident involving (i) information security breaches, intrusions, failures of the Company IT Systems or (ii) unauthorized access, theft, extraction, Processing, transfer, loss, disclosure, corruption, destruction or encryption of Company PII or other data held, in whatever form, by or on behalf of the Company or its Subsidiaries, including where the unauthorized event results from the use of any malicious code (including without limitation viruses, Trojan horses, worms, malware and ransomware), social engineering, unauthorized access to physical premises, loss of devices, disclosure of passwords or otherwise.

“Service Provider” means, as of any relevant time, any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Significant Contract” has the meaning specified in Section 5.11.

“Signing Press Release” has the meaning specified in Section 9.09.

“Software” means any (a) computer, mobile, or device programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, firmware, middleware, APIs, development and design tools, applets, compilers and assemblers, (b) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (d) technology supporting, and the contents and audiovisual displays of, any internet site(s) and (e) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Sponsor” means BlueRiver Ventures, LLC, a Cayman Islands limited liability company.

“Sponsor Support Agreement” has the meaning specified in the recitals hereto.

“Subsidiary” means, with respect to a specified Person, a corporation or other entity of which fifty percent (50%) or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such specified Person.

“Surviving Company” has the meaning specified in Section 3.01(b).

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“Surviving Company A&R LLCA” has the meaning specified in the recitals hereto.

“Surviving Company Class A Membership Units” means the “Class A Units” of the Surviving Company, as defined in the Surviving Company A&R LLCA.

“Surviving Provisions” has the meaning specified in Section 11.02.

“Surviving Pubco” has the meaning specified in the recitals hereto.

“Surviving Pubco Board” has the meaning specified in Section 9.07.

“Surviving Pubco Bylaws” has the meaning specified in Section 2.02.

“Surviving Pubco Certificate of Incorporation” has the meaning specified in the recitals hereto.

“Surviving Pubco Class A Common Stock” means the Class A Shares of the Surviving Pubco, as set forth in the Surviving Pubco Certificate of Incorporation.

“Surviving Pubco Class V Common Stock” means the Class V Shares of the Surviving Pubco, as set forth in the Surviving Pubco Certificate of Incorporation.

“Tax” means all U.S. federal, state or local or non-U.S. taxes, fees or levies imposed by a Governmental Authority (including income, profits, franchise, alternative minimum, imputed underpayment, gross receipts, sales, use, customs duties, value added, ad valorem, escheat, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and any interest, penalty, or addition with respect thereto.

“Tax Positions” has the meaning specified in Section 9.04(c).

“Tax Return” means any return, report, schedule, form, statement, declaration, or document (including any refund claim, information statement, or amendment) required to be filed with or submitted to a Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration, imposition, regulation, enforcement, assessment, determination or collection of any Tax.

“TBOC” means the Texas Business Organizations Code.

“Terminating Company Breach” has the meaning specified in Section 11.01(b)(i).

“Terminating BlueRiver Breach” has the meaning specified in Section 11.01(c)(i).

“Termination Date” has the meaning specified in Section 11.01(b)(ii).

“Top 15 Customers” has the meaning specified in Section 5.23.

“Top 15 Vendors” has the meaning specified in Section 5.23.

“Transaction Proposals” has the meaning specified in Section 9.06(a).

“Transfer Tax” means any direct or indirect transfer (including real estate transfer), sales, use, stamp, documentary, registration, conveyance, recording, or other similar Taxes or governmental fees (and any interest, penalty, or addition with respect thereto) payable as a result of the consummation of the transactions contemplated hereby.

“Treasury Regulations” means the temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Trust Account” means the account established by BlueRiver for the benefit of its public shareholders pursuant to the Trust Agreement.

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“Trust Agreement” means the Investment Management Trust Agreement, dated as of February 2, 2021, by and between BlueRiver and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Member Support Agreement” has the meaning specified in the recitals hereto.

“WARN” has the meaning specified in Section 5.13(b).

“Waiver Letter” means a letter, in substantially the form attached hereto as Annex B addressed to BlueRiver from Goldman Sachs & Co. LLC, waiving the entitlement to the deferred underwriting commissions of Goldman Sachs & Co. LLC under the terms of the underwriting agreement dated January 28, 2021 by and among BlueRiver and Goldman Sachs & Co. LLC.

“Working Capital Loan” means any loan made to BlueRiver by the Sponsor prior to the Closing and evidenced by one or more promissory notes.

Section 1.02        Construction.

(b)         Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and neuter form, (ii) words using the singular or plural form also include the plural or singular form, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement (including the Annexes and Appendices hereto) and not to any particular provision of this Agreement, (iv) the terms “Article,” “Section”, “Annex” and “Appendix” refer to the specified Article, Section, Annex or Appendix of or to this Agreement unless otherwise specified, (v) whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”), (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (vii) the word “or” shall be disjunctive but not exclusive and (viii) references to anything having been “provided”, “made available” or “delivered” (or any other similar references) to any of the BlueRiver Parties means the relevant item has been posted in the electronic data site maintained by or on behalf of the Company in a location accessible to the BlueRiver Parties no later than 8:00 p.m. on the day immediately prior to the date hereof.

(c)         Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; provided that, with respect to any agreement or other document identified in the Company Disclosure Schedule or the BlueRiver Disclosure Schedule, such amendment or other modification thereto is also identified in the Company Disclosure Schedule or the BlueRiver Disclosure Schedule, respectively.

(d)         Unless the context of this Agreement otherwise requires, references to any Law shall include all regulations and rules promulgated thereunder and references to any Law shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e)         References to any Person include references to such Person’s successors and assigns (provided, however, that nothing contained in this clause is intended to authorize any assignment or transfer not otherwise permitted by this Agreement), and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(f)          The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. The Parties acknowledge that each Party and its counsel has reviewed and participated in the drafting of this Agreement and that no rule of strict construction shall be applied against any Party.

(g)         Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Except as otherwise expressly provided herein, any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York.

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(h)         The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i)          The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in visible form.

(j)          All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k)         All monetary figures used herein shall be in United States dollars unless otherwise specified.

Section 1.03        Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry, of (a) in the case of the Company, Mark Novotny, President of the Company, and (b) in the case of BlueRiver, each of the officers and directors of the Company.

ARTICLE 2
Domestication

Section 2.01        Domestication. Subject to receipt of the BlueRiver Shareholder Approval, prior to the Effective Time, BlueRiver shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, together with the Certificate of Incorporation of BlueRiver in a form to be mutually agreed to by the Parties prior to the effective date of the Registration Statement, in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Islands Registrar of Companies. The Domestication shall become effective at the time when the Certificate of Domestication has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by BlueRiver and the Company in writing and specified in the Certificate of Domestication (the “Domestication Effective Time”).

Section 2.02        Bylaws of Surviving Pubco. BlueRiver shall take all actions necessary so that, at the Domestication Effective Time, the bylaws of Surviving Pubco, in a form to be mutually agreed to by the Parties prior to the effective date of the Registration Statement (the “Surviving Pubco Bylaws”).

Section 2.03        Effects of the Domestication on the Capital Stock of BlueRiver. At the Domestication Effective Time, by virtue of the Domestication and without any action on the part of the BlueRiver Parties or any holder of BlueRiver Ordinary Shares or BlueRiver Warrants:

(b)         each then issued and outstanding BlueRiver Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of Surviving Pubco Class A Common Stock;

(c)         each then issued and outstanding BlueRiver Class B Ordinary Share will convert automatically, on a one-for-one basis, into one share of Surviving Pubco Class A Common Stock (the “BlueRiver Class B Ordinary Shares Conversion”);

(d)         each then issued and outstanding BlueRiver Common Warrant will convert automatically, on a one-for-one basis, into a warrant to acquire Surviving Pubco Class A Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the converted BlueRiver Common Warrant;

(e)         each then issued and outstanding BlueRiver Sponsor Warrant will convert automatically, on a one-for-one basis, into a warrant to acquire Surviving Pubco Class A Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the converted BlueRiver Sponsor Warrant; and

(f)          a series of Surviving Pubco Class V Common Stock shall be authorized, each share of which will have voting rights equal to a share of Surviving Pubco Class A Common Stock but which shall have no entitlement to earnings or distributions of the Surviving Pubco.

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ARTICLE 3
Merger; Closing

Section 3.01        Merger.

(b)         Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company being the surviving company (the “Merger”). The Merger shall be evidenced by a Certificate of Merger between Merger Sub and the Company, in a form to be mutually agreed to by the Parties (the “Certificate of Merger”).

(c)         Upon consummation of the Merger at the Effective Time, the separate limited liability company existence of Merger Sub shall cease and the Company, as the surviving company of the Merger (the “Surviving Company”), shall continue its limited liability company existence under the LLC Act.

Section 3.02        Effects of the Merger. From and after the Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Merger Sub and the Company, all as provided under the LLC Act.

Section 3.03        Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place by electronic exchange of documentation or by such other means as BlueRiver and the Company may mutually agree on the date which is three (3) Business Days after the date on which all conditions set forth in Article 10 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as BlueRiver and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article 10 of this Agreement, the BlueRiver Parties and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Texas in accordance with the LLC Act on the Closing Date. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by BlueRiver and the Company in writing and specified in the Certificate of Merger, but in any event immediately following the Domestication Effective Time (the “Effective Time”).

Section 3.04        Certificate of Formation and Limited Liability Agreement of the Surviving Company. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the certificate of formation of the Company shall become the certificate of formation of the Surviving Company, and shall be the certificate of formation of the Surviving Company until thereafter amended as provided therein and under the LLC Act. The Parties shall take all actions necessary so that the limited liability company agreement of the Surviving Company shall be amended and restated substantially in the form of the Surviving Company A&R LLCA, and the Surviving Company A&R LLCA shall be the limited liability company agreement of the Surviving Company until thereafter amended as provided therein and under the LLC Act.

Section 3.05        Managers and Officers of the Surviving Company. At the Effective Time, the Surviving Pubco shall be the sole manager of, and the managing member of, the Surviving Company (and all members of the board of managers of the Company immediately prior to the Effective Time shall be removed as managers of the Company as of the Effective Time). The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, each to hold office in accordance with the Surviving Company A&R LLCA until the earlier of his or her resignation or removal or he or she otherwise ceases to be an officer or until his or her respective successor is duly elected and qualified, as the case may be.

ARTICLE 4
Effects of the Merger on the Capital Stock; Closing Deliveries; Adjustment

Section 4.01        Conversion of Units. At the Effective Time, by virtue of the Merger and without any action on the part of the BlueRiver Parties, the Company or any holder of Company Membership Units, each Company Membership Unit that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become the right to receive the portion of the shares of Surviving Company Class A Membership Units and Surviving Pubco Class V Common Stock representing, in the aggregate, the Merger Consideration (with each Holder receiving a number of Surviving Company Class A Membership Units and a corresponding number of Surviving PubCo Class V Common Stock equal to the quotient of (a) the amount

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of cash that the Holder would have received had the Company sold all of its assets and made a final liquidating distribution of cash to the Holders in an amount equal to the Company Equity Value in accordance with Section 5.4 of the Company Operating Agreement, divided by (b) $10.00), in each case, as more particularly set forth on the Allocation Statement. As of the Effective Time, all such Company Membership Units shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Company Membership Units shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.01. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, the aggregate number of Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock issuable pursuant to the Merger shall not exceed the Merger Consideration.

Section 4.02        Merger Sub Interests; Contribution. At the Effective Time, by virtue of the Merger and without any action on the part of the BlueRiver Parties or the Company: (a) the limited liability company interests of Merger Sub shall be converted into an aggregate number of Surviving Company Class A Membership Units equal to the number of shares of Surviving Pubco Class A Common Stock outstanding at the Effective Time (after giving effect to (i) the BlueRiver Share Redemption, (ii) the PIPE Financing, and (iii) the BlueRiver Class B Ordinary Shares Conversion) (the “Issued Surviving Company Equity Interests”), in each case, with the same economic and other rights, terms and conditions applicable to such shares of Surviving Pubco Class A Common Stock and the Surviving Pubco shall be admitted as a member of the Surviving Company; and (b) Surviving Pubco shall contribute the Available Cash to the Surviving Company.

Section 4.03        Allocation Statement. Not less later than five (5) Business Days prior to the Closing Date, the Company shall deliver to BlueRiver an allocation statement (the “Allocation Statement”) setting forth with respect to each Holder (i) the number of Class A1 Units, Class A2 Units, Class B1 Units, Class B2 Units and Class B2R Units held by such Holders as of immediately prior to the Effective Time, and (ii) the number of Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock to be issued to such Holder in respect of the Merger. Notwithstanding anything to the contrary in this Agreement, the BlueRiver Parties and, following the Closing, the Surviving Pubco, the Surviving Company and its Subsidiaries, shall be entitled to rely on, without any obligation to investigate or verify the accuracy or correctness thereof, the Allocation Statement (including all determinations therein), and no Holder shall be entitled to any amount in excess of the amounts to be paid to such Holder in accordance with this Agreement and the Allocation Statement.

Section 4.04        Letter of Transmittal.

(b)         Immediately prior to or at the Effective Time, BlueRiver shall deposit, or cause to be deposited, with an exchange agent mutually agreeable by BlueRiver and the Company (the “Exchange Agent”) (i) evidence of a number of Surviving Company Class A Membership Units (and/or certificates representing such Surviving Company Class A Membership Units, at BlueRiver’s election) sufficient to deliver the Merger Consideration, and (ii) evidence of shares of Surviving Pubco Class V Common Stock (and/or certificates representing such shares of Surviving Pubco Class V Common Stock, at BlueRiver’s election) sufficient to deliver the Merger Consideration.

(c)         Within ten (10) Business Days following the initial filing of the Registration Statement, the Company or the Exchange Agent shall mail or otherwise deliver to each Holder a Letter of Transmittal, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Company Membership Units shall pass, only upon delivery of the Letter of Transmittal and a counterpart signature to the Surviving Company A&R LLCA (“LLCA Counterpart”) to the Exchange Agent but in no event prior to the Effective Time. No Holder shall be entitled to receive any portion of the Merger Consideration unless such Holder has delivered a Letter of Transmittal and LLCA Counterpart to the Exchange Agent. Each Holder that has not delivered a Letter of Transmittal and LLCA Counterpart to the Exchange Agent at or prior to the Effective Time, upon delivery of a Letter of Transmittal and LLCA Counterpart to the Exchange Agent after the Effective Time, shall be entitled to receive from the Exchange Agent such portion of the Merger Consideration to which such Holder is entitled pursuant to Section 4.01. From and after the Effective Time, all previous Holders of Company Membership Units shall cease to have any rights as Holders other than the right to receive the portion of the Merger Consideration to which such Holder is entitled pursuant to Section 4.01 upon the delivery of a Letter of Transmittal and LLCA Counterpart, without interest. From and after the Effective Time, there shall be no further registration of transfers of Company Membership Units on the transfer books of the Surviving Company.

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(d)         Notwithstanding anything to the contrary contained herein, no fraction of a Surviving Company Class A Membership Unit or share of Surviving Pubco Class V Common Stock will be issued by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Surviving Company Class A Membership Unit or share of Surviving Pubco Class V Common Stock (after aggregating all Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock to which such Person otherwise would be entitled) shall instead have the number of Surviving Company Class A Membership Units and shares of Surviving Pubco Class V Common Stock issued to such Person rounded up or down to the nearest whole Surviving Company Class A Membership Unit and share of Surviving Pubco Class V Common Stock (with 0.5 of a unit and share or greater rounded up), as applicable.

Section 4.05        Closing Deliverables.

(b)         At or prior to the Closing, the Company shall deliver or cause to be delivered to the extent in its possession:

(i)          the Amended and Restated Registration Rights Agreement, duly executed by each of the Company Members who have executed and delivered a Member Support Agreement concurrently with the execution and delivery of this Agreement;

(ii)         the Surviving Company A&R LLCA, in a form to be agreed upon by the parties and with the terms set forth on Annex A hereto (with such changes as may be agreed in writing by BlueRiver and the Company), duly executed by the Company Members who have executed and delivered a Member Support Agreement;

(iii)        a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(c) have been fulfilled.

(c)         At or prior to the Closing, the Surviving Pubco shall deliver or cause to be delivered:

(i)          the Amended and Restated Registration Rights Agreement, duly executed by Sponsor and the Surviving Pubco;

(ii)         the Surviving Company A&R LLCA, duly executed by the Surviving Pubco;

(iii)        a certificate signed by an officer of the Surviving Pubco, dated the Closing Date, certifying that the conditions specified in Section 10.03(a) and Section 10.03(b) have been fulfilled.

Section 4.06         Exchange Agent. Promptly following the date which is twelve (12) months after the Effective Time, the Surviving Pubco shall instruct the Exchange Agent to deliver to the Surviving Pubco any Letters of Transmittal, and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Holder may look only to the Surviving Pubco (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration that such Holder may have the right to receive pursuant to this Article 4 without any interest thereon.

Section 4.07        No Liability; Withholding.

(b)         None of BlueRiver, the Surviving Pubco, the Surviving Company or the Exchange Agent shall be liable to any Person for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration that remains undistributed to the Holders as of immediately prior to the date on which the Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(c)         Each of BlueRiver, the Surviving Pubco, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Law; provided, however, that the relevant payor will reasonably cooperate with the relevant payee prior to the making of such deductions and withholding payments to determine

Annex A-17

whether any such deductions or withholding payments (other than with respect to compensatory payments) are required under applicable Law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable Law, such deduction and withholding. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. The parties to this Agreement acknowledge that no withholding is required under applicable U.S. federal income Tax Law as in effect as of the Effective Time (other than with respect to compensatory payments or any deduction or withholding required by reason of the failure by any Holder to timely provide a duly executed and properly completed IRS Form W-9) with respect to any amounts payable pursuant to this this Agreement.

ARTICLE 5
Representations and Warranties of the Company

Except as set forth in the corresponding section of the Company Disclosure Schedule, the Company represents and warrants to the BlueRiver Parties as of the date hereof and as of the Closing Date as follows:

Section 5.01        Corporate Organization of the Company.

(b)         The Company has been duly organized and is validly existing as a limited liability company in good standing under the Laws of the State of Texas and has the limited liability company power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(c)         A true and complete copy of the certificate of formation, certified by the Secretary of State of the State of Delaware, and a true and correct copy of the operating agreement of the Company have been made available by the Company to BlueRiver and each is in full force and effect and the Company is not in violation of any of the provisions thereof.

(d)         The Company is duly licensed or qualified and, where applicable, in good standing as a foreign corporation in each jurisdiction in which the ownership or lease of its property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.02        Subsidiaries.

(b)         The Subsidiaries of the Company are set forth on Section 5.02 of Company Disclosure Schedule. The Subsidiaries have been duly incorporated, formed or organized and are validly existing and in good standing, where applicable, under the Laws of their respective jurisdiction of incorporation, formation or organization and have the power and authority to own or lease their respective properties and to conduct their respective businesses as they are now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership or lease of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to be have a Company Material Adverse Effect.

(c)         True and complete copies of the organizational documents of the Subsidiaries of the Company have been made available to BlueRiver, and are in full force and effect and such Subsidiaries are not in violation of any of the provisions thereof.

Section 5.03        Due Authorization.

(b)         The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, and (subject to the approvals described in Section 5.05) to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Company Board and, except for the approval of this Agreement by Company Members holding at least (i) a majority of the Company Membership Units voting as a single class, (ii) a majority of the Class B1 Units and Class B2 Units, voting together as a separate class, and (iii) a majority of the Class A1 Units, Class A2 Units and Class B1 Units, voting together as a separate class,

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no other limited liability company action on the part of the Company, any of its Subsidiaries or any holders of Equity Securities of the Company or any of its Subsidiaries is necessary to authorize the execution and delivery by the Company of this Agreement or the Ancillary Agreements to which the Company is (or will be) a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which the Company is a party, when executed and delivered by the Company, will be duly and validly executed and delivered by the Company, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(c)         The Company Board has, by duly adopted resolutions, (i) approved this Agreement, the Merger and the transactions contemplated by this Agreement, (ii) determined that this Agreement, the Merger and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Holders, (iii) directed that the adoption of this Agreement be submitted for Company Member Approval and (iv) resolved to recommend that the Company Members approve this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 5.04        No Conflict. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company is a party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or violate any provision of, or result in the breach of, any applicable Law, or the certificate of incorporation, operating agreement or other organizational documents of the Company or any of its Subsidiaries, (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05, conflict with, violate or result in a breach of any term, condition or provision of any Significant Contract, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice, or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any Significant Contract, or (c) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or result in a violation or revocation of any required license, Permit or approval from any Governmental Authority or other Person, except, in the case of clauses (b) and (c) above, to the extent that the occurrence of any of the foregoing would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.05          Governmental Authorizations; Consents. No consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any Governmental Authority or other Person is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is a party or the consummation of the transactions contemplated hereby and thereby, except for (a) applicable requirements of the HSR Act or foreign Antitrust Laws, (b) the filing of the Certificate of Merger in accordance with the LLC Act and (c) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.06        Capitalization.

(b)         All of the issued and outstanding Company Membership Units have been duly authorized and validly issued in accordance with all Laws, including all applicable federal securities Laws, and the organizational documents of the Company, and are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Company Membership Units). Section 5.06(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all of the Company Membership Units of the Company that are authorized,

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issued or outstanding and the holders of such Company Membership Units and, if applicable, the date of grant, threshold or hurdle value and vesting schedule for each outstanding Company Membership Unit. Except as set forth in Section 5.06(a) of the Company Disclosure Schedule, there are no other authorized, issued or outstanding equity interests of the Company.

(c)         Set forth on Section 5.06(b) of the Company Disclosure Schedule is (i) the capitalization of each direct and indirect Subsidiary of the Company, including the number of Equity Securities authorized, issued and outstanding (including the holder of any such Equity Securities) for each such Subsidiary and (ii) the name of each other corporation, limited liability company, trust, partnership, joint venture or other entity in which the Company or any of its Subsidiaries owns Equity Securities and the amount and percentage of such interests. The outstanding Equity Securities of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding Equity Securities of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(d)         Other than as set forth on Section 5.06(a) of the Company Disclosure Schedule or Section 5.06(b) of the Company Disclosure Schedule, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for any Equity Securities of the Company or any Subsidiary of the Company, or any other Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or a Subsidiary of the Company to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any Equity Securities in or debt securities of, the Company or a Subsidiary of the Company or obligating the Company or a Subsidiary of the Company to grant, extend or enter into options, warrants, calls, rights, subscriptions or other securities, and (ii) no equity equivalents, equity appreciation rights, stock options, restricted stock or restricted stock units, phantom equity ownership interests, profits interests or similar rights in the Company or any Subsidiary of the Company. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of any Subsidiary of the Company may vote. None of the Company or any of its Subsidiaries is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the Equity Securities of the Company or any Subsidiary of the Company. There are no declared but unpaid dividends or other distributions with regard to any issued and outstanding Equity Securities of the Company or any Subsidiary of the Company.

Section 5.07        Financial Statements.

(b)         Attached as Section 5.07(a) of the Company Disclosure Schedule are (i) the unaudited consolidated balance sheets and statements of operations, members’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2022 and December 31, 2021, (the “Unaudited Financial Statements”) and (ii) the unaudited consolidated balance sheet and statements of operations, members’ equity and cash flows of the Company and its Subsidiaries as of and for the 5 months ended May 31, 2023 (the “Interim Financial Statements” and, together with Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, and changes in members’ equity and cash flow of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied throughout the period indicated (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items required by GAAP, for normal and recurring year-end adjustments that are not material and for normal audit adjustments that are not material in the aggregate).

(c)         The systems of internal accounting controls maintained by the Company and its Subsidiaries are sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) material information is communicated to management as appropriate.

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(d)         Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

(e)         Neither the Company nor any of its Subsidiaries has received from any employee of the Company or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not independently identified or received any written notice from their independent accountants regarding any of the foregoing.

(f)          The Interim Financial Statements have been prepared in accordance with Regulation S-X and reviewed by the Company’s independent auditor in accordance with PCAOB Auditing Standard 4105. The Audited Financial Statements have been audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act.

(g)         As of the date hereof, the Company and its Subsidiaries do not have any (i) indebtedness, whether or not contingent, for borrowed money, or (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument (collectively, “Indebtedness”).

Section 5.08        Undisclosed Liabilities. There is no material liability, debt or obligation of the Company or any of its Subsidiaries, except for liabilities, debts and obligations (a) as (and to the extent) reflected or reserved for on the balance sheet of the Company as of December 31, 2022 included in the Audited Financial Statements, (b) that have arisen since December 31, 2022 in the Ordinary Course of Business (none of which results from, arises out of or was caused by any breach of Contract, infringement or violation of Law) or (c) incurred in connection with the transactions contemplated by this Agreement.

Section 5.09        Litigation and Proceedings. Since January 1, 2017, there have not been any, and there are currently no, pending or, to the knowledge of the Company, threatened, Actions against the Company or any of its Subsidiaries or any of their respective properties or assets, or, to the knowledge of the Company, any of their respective directors or employees, in their capacity as such except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2017, there have not been any and there are currently no pending, threatened in writing or, to the knowledge of the Company, otherwise threatened legal proceedings by the Company or any of its Subsidiaries against any third party. Since January 1, 2017, neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary has been subject to or threatened to be subject to any Governmental Order.

Section 5.10        Compliance with Laws; Permits.

(b)         The Company, its Subsidiaries, and each of the Company’s and its Subsidiaries’ officers, directors and employees are, and have been, in compliance with all applicable Laws, including the Federal Food, Drug, & Cosmetic Act (the “FDCA”), Regulation (EU) No 2017/745 on medical devices (the “MDR”) and comparable foreign laws, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. (i) None of the Company or any of its Subsidiaries has been subjected to, or received any notification from, any Governmental Authority (including the U.S. Food and Drug Administration (“FDA”), any EU Member State’s competent authority and any notified body as defined in Article 2(42) of the MDR (“EU Notified Body”)) of an actual or alleged violation of any applicable Law, including the FDCA, the MDR and comparable foreign laws, or any investigation by a Governmental Authority (including the FDA, any EU Member State’s competent authority and any EU Notified Body) for actual or alleged violation of any applicable Law, including the FDCA, the MDR and comparable foreign laws and to the knowledge of the Company, there are no circumstances reasonably likely to constitute a material violation of any applicable Law, including the FDCA, the MDR and comparable foreign laws (ii) to the knowledge of the Company, no claims have been filed against

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the Company or any of its Subsidiaries with any Governmental Authority (including the FDA, any EU Member State’s competent authority and any EU Notified Body) alleging any material failure by the Company or any of its Subsidiaries to comply with any Law to which it is subject, and (iii) none of the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority (including the FDA, any EU Member State’s competent authority and any EU Notified Body) regarding any alleged act or omission arising under or relating to any noncompliance with any Law. Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreement, monitoring agreement, deferred or non-prosecution agreement, consent decree, settlement order, or similar agreement with or imposed by any Governmental Authority (including the FDA, any EU Member State’s competent authority and any EU Notified Body).

(c)         The Company and each of its Subsidiaries has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as proposed to be conducted (the “Company Permits”), except where the failure to have such Company Permits would not be material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, (i) each Company Permit is in full force and effect in accordance with its terms, (ii) no outstanding notice of revocation, suspension, withdrawal, adverse modification, cancellation or termination of any Company Permit has been received by the Company or any of its Subsidiaries, (iii) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, suspension, withdrawal, adverse modification, cancellation or termination of any Company Permit, (iv) each of the Company and each of its Subsidiaries is, and has been, in compliance with all Company Permits applicable to the Company or such Subsidiary and no condition exists that with notice or lapse of time or both would constitute a default under or allow revocation, suspension, withdrawal, modification, cancellation or termination of such Company Permits, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated by this Agreement will not cause the revocation, suspension, withdrawal, modification, cancellation or termination of any Company Permits, except for any such revocation, suspension, withdrawal, modification, cancellation or termination that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Section 5.10(b) of the Company Disclosure Schedule contains a complete list of all material Company Permits.

(d)         All applications, notifications, submissions, information, reports and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Company Permit, including from the U.S. Food and Drug Administration (“FDA”), any EU Member State’s competent authority, any EU Notified Body, or other Governmental Authority, relating to the Company or any of its Subsidiaries, the business, or any devices or investigational devices developed by the Company or its Subsidiaries, when submitted to the FDA, any EU Member State’s competent authority, any EU Notified Body or other Governmental Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modifications to such applications, notifications, submissions, information, reports and data have been submitted to the FDA, any EU Member State’s competent authority, any EU Notified Body or other Governmental Authority.

(e)         Neither the Company nor any of its Subsidiaries has had any manufacturing site subject to a Governmental Authority (including FDA, any EU Member State’s competent authority and any EU Notified Body) shutdown or import or export prohibition, nor received any Form FDA 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or written notice from the FDA, any EU Member State’s competent authority, any EU Notified Body or other Governmental Authority in respect of the business and alleging or asserting noncompliance with any applicable Laws or Permits, and to the knowledge of the Company, neither the FDA, any EU Member State’s competent authority, any EU Notified Body nor any Governmental Authority is considering such action.

(f)          Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened investigation in respect of the Company or any of its Subsidiaries or their business or devices or investigational devices, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, by any EU Member State’s competent authority, by any EU Notified Body, or by any other Governmental Authority subject to a comparable policy. Neither the Company nor any of its Subsidiaries, nor any of their officers, directors, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment, suspension or exclusion (i) under 21 U.S.C. Section 335a or any similar Law; or (ii) under any government sponsored or funded health care program or other third-party payor. As of the date hereof,

Annex A-22

no claims, actions, proceedings or investigations that would reasonably be expected to result in such debarment, suspension or exclusion are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their directors, officers, employees or agents.

(g)         All preclinical studies and clinical trials in respect of the devices or investigational devices that have been or are being conducted by or on behalf of the Company or any of its Subsidiaries are being or have been conducted in compliance in all material respects with applicable Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812, the MDR and comparable foreign laws. Neither the Company nor any Subsidiary has received any notice, correspondence or other communication from the FDA, any EU Member State’s competent authority, any EU Notified Body, or any other Governmental Authority requiring the termination, suspension or material modification of any clinical trial conducted by, or on behalf of, the Company or its Subsidiaries, or in which the Company or any Subsidiary has participated, and to the knowledge of the Company, there is no reason to believe that the FDA, any EU Member State’s competent authority, any EU Notified Body or any other Governmental Authority is considering such action.

(h)         Section 5.10(g) of the Company Disclosure Schedule identifies (i) all recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of any devices or investigational devices of the Company (“Safety Notices”); (ii) the dates such Safety Notices, if any, were resolved or closed; and (iii) any material complaints with respect to the Company’s devices or investigational devices that are currently unresolved. There have been no material product complaints with respect to the Company’s devices or investigational devices that are reasonably likely to result in, and to the knowledge of the Company, there are otherwise no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the devices or investigational devices, (ii) a change in the marketing classification or a material change in labeling of any of the devices or investigational devices, or (iii) a termination or suspension of marketing or testing of any products.

(i)          The Company and each of its Subsidiaries has implemented, maintains, and complies in all material respects with internal compliance programs designed to detect and prevent violations of any applicable Laws specific to the medical device industry.

Section 5.11        Contracts; No Defaults.

(b)         Section 5.11(a) of the Company Disclosure Schedule contains a listing of all Contracts described in clauses (i) through (xiv) below to which the Company or any of its Subsidiaries is a party or by which it is bound (each Contract required to be listed on Section 5.11(a) of the Company Disclosure Schedule, a “Significant Contract”):

(i)          any Contract with a Top 15 Vendor or Top 15 Customer (other than purchase or service orders accepted, confirmed or entered into in the Ordinary Course of Business);

(ii)         each employment Contract with any employee of the Company or one of its Subsidiaries that provides for annual base compensation in excess of $150,000;

(iii)        each Contract providing for severance, retention, change-in-control or other similar payments or benefits (i) in excess of $100,000 per year, or (ii) that cannot be terminated upon 60 days’ notice without penalty;

(iv)        each collective bargaining Contract (a “Labor Contract”) that cannot be terminated upon 60 days’ notice without penalty;

(v)         any Contract pursuant to which the Company or any of its Subsidiaries leases, subleases, occupies or otherwise uses any real property (the “Real Property Leases”) but only to the extent (i) the annual lease payments under each individual Real Property Lease exceed $100,000, or (ii) such Real Property Lease cannot be terminated upon 60 days’ notice without penalty;

(vi)        (A) any Contract providing for annual payments in excess of $100,000 or that cannot be terminated upon 60 days’ notice without penalty, under which the Company or any of its Subsidiaries has granted to a third party any license or covenant not to sue with respect to any Intellectual Property, other than non-exclusive licenses granted in the Ordinary Course of Business, or (B) any Contract providing for annual

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payments in excess of $100,000 or that cannot be terminated upon 60 days’ notice without penalty, pursuant to which the Company or any of its Subsidiaries obtains any license or covenant not to sue from a third party with respect to any Intellectual Property, other than licenses of Software that are commercially available to the public generally, with annual license, maintenance, support and other fees less than $5,000 in the aggregate;

(vii)       any Contract that (A)(1) contains a covenant not to compete in any line of business or solicit persons for employment and that cannot be terminated upon 60 days’ notice without penalty (other than non-disclosure agreements, confidentiality agreements entered into in the Ordinary Course of Business), (2) grants exclusive or preferential rights or “most favored nations” status to any person and that cannot be terminated upon 60 days’ notice without penalty, or (3) obligates the Company or any of its Subsidiaries to purchase or obtain a minimum or specified amount of any product or service in excess of $100,000 per year in the aggregate, in each case that is applicable to the Company or any of its Subsidiaries or (B) prohibits the Company or any of its Subsidiaries from soliciting any customers or strategic partners and that cannot be terminated upon 60 days’ notice without penalty;

(viii)      any Contract providing for annual payments in excess of $100,000 or that cannot be terminated upon 60 days’ notice without penalty under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for money borrowed (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets or group of assets, whether tangible or intangible, to secure any indebtedness for money borrowed, (C) extended credit to any Person (other than Contracts involving immaterial advances made to an employee of the Company or any of its Subsidiaries in the Ordinary Course of Business) or (D) granted a material performance bond, letter of credit or any other similar instrument, in each case, in excess of $50,000;

(ix)        any Contract with any Governmental Authority providing for annual payments in excess of $100,000 or that cannot be terminated upon 60 days’ notice without penalty;

(x)         each Contract with a Related Party providing for annual payments in excess of $100,000 or that cannot be terminated upon 60 days’ notice without penalty, other than Company Benefit Plans or Contracts for compensation for services performed by a Related Party as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business;

(xi)        each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(xii)       any Contract establishing any joint venture, strategic alliance, partnership or other collaboration and providing for annual payments in excess of $100,000 or that cannot be terminated upon 60 days’ notice without penalty;

(xiii)      any Contract involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute under which the Company or any of its Subsidiaries has any ongoing obligations (either monetary or non-monetary); and

(xiv)      any Contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any properties, assets or businesses of the Company or any of its Subsidiaries and providing for annual payments in excess of $100,000 or that cannot be terminated upon 60 days’ notice without penalty.

(c)         True and correct copies of each Significant Contract have been delivered to or made available to BlueRiver. Each Significant Contract is in full force and effect and represent the legal, valid and binding obligations of the parties thereto and is enforceable in accordance with their terms and conditions. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any such Significant Contract is in breach of or in default under any Significant Contract. Neither the Company nor any of its Subsidiaries has received any written claim or notice of breach of or default under any Significant Contract, and, to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any Significant Contract by the Company

Annex A-24

or any Subsidiary of the Company party thereto or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both). No party to any Significant Contract has exercised termination rights with respect thereto or has indicated in writing that it intends to terminate or materially modify its relationship with the Company or any of its Subsidiaries.

Section 5.12        Company Benefit Plans.

(b)         Section 5.12(a) of the Company Disclosure Schedule sets forth a true, complete and accurate list, as of the date of this Agreement, of each Company Benefit Plan. A “Company Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and all other employee compensation and benefit contracts, plans, policies, programs, or arrangements, and each other equity or equity-based compensation, incentive unit, unit option, profits interest, phantom unit, severance, retention, employment, change-of-control, bonus, incentive, deferred compensation, retirement, pension, profit-sharing, vacation, supplemental income, disability, medical (including any self-insured arrangement), dental, vision, disability or sick leave benefits, post-retirement medical or life insurance, health, welfare, prescription, or other fringe or employee benefit plan, agreement, program, policy, or arrangement, in each case whether written or unwritten (i) that is maintained, sponsored, or contributed to or provides benefits under or through (or required to be contributed to or provide benefits under or through) by the Company or any of its Subsidiaries for the benefit of any current or former Service Provider (or their spouses, dependents, or beneficiaries) or (ii) under which the Company or any of its Subsidiaries has or may have any direct or indirect obligation or liability (contingent or otherwise, including by reason of being an ERISA Affiliate). As of the date hereof, neither the Company nor any of its Subsidiaries has made any plan or commitment to establish or contribute to any new Company Benefit Plan or modify any existing Company Benefit Plan.

(c)         With respect to each Company Benefit Plan, the Company has delivered or made available to BlueRiver copies of, if applicable, (i) such Company Benefit Plan document embodying or governing such Company Benefit Plan (or for unwritten Company Benefit Plans a written description of the material terms of such Company Benefit Plan) (or, if oral, a written summary thereof) and any trust or funding agreement related thereto, (ii) the most recent summary plan description (or other descriptions provided to Service Providers and all modifications thereto), (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service (if applicable) including all schedules thereto, financial statements and any related actuarial reports, (iv) all non-routine correspondence or other communications received from any Governmental Authority regarding such Company Benefit Plan, (v) the most recent determination or opinion letter issued by the Internal Revenue Service, (vi) the most recent actuarial valuation report, (vii) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto, and (viii) the last three years of non-discrimination testing results.

(d)         Each Company Benefit Plan has been established, maintained, and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA, the Code, and the Patient Protection and Affordable Care Act (as amended). All contributions and other payments required by and due under the terms of each Company Benefit Plan have been timely made. All forms, reports, or returns required to be filed with the Department of Labor, Internal Revenue Service, or any other Governmental Authority with respect to each Company Benefit Plan have been filed. Each Company Benefit Plan can be terminated or otherwise discontinued within a reasonable period of time following the Effective Time in accordance with its terms, without material liability to BlueRiver, the Company or its Subsidiaries or any Affiliate of the foregoing (subject to applicable Laws). No Company Benefit Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Company Benefit Plan provides health or long-term disability benefits that are not fully insured through an insurance contract.

(e)         Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification and is so qualified, or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Nothing has occurred to cause, or that could reasonably be expected to cause, the disqualification of any Company Benefit Plan that is intended to be so qualified or require
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corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification and no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA, has occurred with respect to any Company Benefit Plan.

(f)          Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to (or is obligated to contribute to), or has any liability in respect of, or has ever sponsored, maintained, contributed to (or been obligated to contribute to), or had any liability in respect of, (i) an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “single-employer plan” (as defined in Section 4001(a)(15) of ERISA), that is subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iv) a “multiple employer plan” (as described in Section 210 of ERISA or Section 413(c) of the Code), and neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full. No Company Benefit Plan provides any post-termination or retiree life insurance, health insurance, or other non-pension benefits to any Person, except as may be required by Part 6 of Subtitle B of Title I of ERISA or similar applicable state or local Law and the Company has never promised to provide such post-termination benefits.

(g)         There are (i) no pending or threatened Actions (other than routine claims for benefits in the Ordinary Course of Business) with respect to any Company Benefit Plan or any fiduciary or service provider thereof, and (ii) no audits, material inquiries, or proceedings pending or threatened by the Department of Labor, Internal Revenue Service, or any other Governmental Authority with respect to any Company Benefit Plan or any fiduciary or service provider thereof.

(h)         Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been documented, maintained and operated in all material respects in compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Benefit Plan is, or to the knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no agreement, plan, arrangement, or other contract by which the Company or any of its Subsidiaries is bound to compensate any Person for excise Taxes, penalties or interest pursuant to Section 4999 of the Code or additional Taxes, penalties or interest pursuant to Section 409A of the Code. No Company Benefit Plan provides for any tax “gross-up” or similar “make-whole” payments.

(i)          Any transfer of property which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to the Company.

(j)          No Company Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(k)         Neither the execution and delivery of this Agreement by the Company, the Company Member Approval of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement (either alone or in connection with any other event, contingent or otherwise) could (i) result in any payment or benefit (including notice, severance, golden parachute, bonus, commission, or otherwise), becoming due to any current or former Service Provider, (ii) result in any forgiveness of indebtedness to any current or former Service Provider, (iii) increase any compensation or benefits otherwise payable by the Company or any of its Subsidiaries to any current or former Service Provider of the Company or any of its ERISA Affiliates, (iv) result in the acceleration of the time of payment or vesting of any compensation or benefits payable to any current or former Service Provider of the Company or any of its ERISA Affiliates, or require the funding of any Company Benefit Plan, or (v) result in or satisfy a condition to the payment or vesting of any compensation or benefit (or any acceleration of the foregoing) that would, in combination with any other such payment, benefit, or acceleration, result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code.

Section 5.13        Labor Matters.

(b)         Section 5.13(a) of the Company Disclosure Schedule contains a complete and accurate list of all current employees of the Company and its Subsidiaries as of the date hereof, which includes the following information with respect to each such employee: (i) the employee’s name, (ii) the position held by the employee (and whether part- or full-time), (iii) the employee’s principal location of employment and the name of the applicable

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employer entity, (iv) the employee’s base salary, target bonus and 2022 bonus paid,(v) the employee’s date of hire (and service period for the purpose of employee-related entitlements if not tied to date of hire), (vi) the employee’s accrued PTO/vacation balance as of June 30, 2023, (vii) the employee’s leave status (and, if on leave, the nature of the leave and the expected return date), and (viii) exempt or non-exempt status under the Fair Labor Standards Act (for Company employees located in the United States). Section 5.13(a) of the Company Disclosure Schedule separately sets forth, for each individual independent contractor currently engaged by the Company or any of its Subsidiaries, such contractor’s name, a description of the nature of his/her services and rate of compensation.

(c)         Neither the Company nor any of its Subsidiaries is a party to, subject to, or in the process of entering into, any Labor Contract (whether written or unwritten) applicable to current or former Service Providers, nor are there any Service Providers represented by a works council or a labor organization or activities or proceedings of any labor union to organize any Service Providers. The consent of or consultation with, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby. Since January 1, 2018, (i) the Company and each of its Subsidiaries has been in compliance in all material respects with all applicable Laws regarding labor and employment, including provisions thereof relating to wages, hours, collective bargaining, labor management relations, overtime, employee classification, discrimination, sexual harassment, civil rights, equal opportunity, affirmative action, work authorization, immigration, safety and health, plant closings and mass layoffs, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes (collectively, the “Employment Laws”), (ii) there have been no pending or, to the knowledge of the Company, threatened complaints against the Company or its Subsidiaries regarding unfair labor practices before the National Labor Relations Board or any other Governmental Authority, (iii) there has been no pending or, to the knowledge of the Company, threatened (and the Company does not otherwise reasonably anticipate), strike, labor dispute, slowdown, work stoppage or other labor stoppage or disruption with respect to the Company or any of its Subsidiaries, (iv) there have been no pending or, to the knowledge of the Company, threatened Actions against the Company or any of its Subsidiaries with respect to the Employment Laws and (v) neither the Company nor any of its Subsidiaries has (x) taken any action which would constitute a “plant closing” or “mass lay-off” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 or similar Law (collectively, “WARN”) or issued any notification of a plant closing or mass lay-off required by WARN, or (y) incurred any liability or obligation under WARN that remains unsatisfied. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee currently self-employed or employed by another employer, or (C) any employee currently or formerly classified as exempt from any entitlement to overtime wages. Neither the Company nor any of its Subsidiaries has any “joint employer” liability with respect to any use of service providers, including any independent contractors or other Persons employed by a third-party employment agency or similar provider. Since January 1, 2018: (x) no current or former Service Provider has, to the knowledge of the Company, made allegations of sexual harassment against (A) any officer or director of the Company or its Subsidiaries or (B) any Company employee who, directly or indirectly, supervises at least ten (10) Service Providers, and (y) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to sexual harassment or sexual misconduct by a Service Provider.

Section 5.14        Taxes.

(b)         Except as disclosed on Section 5.14(a) of the Company Disclosure Schedule, (i) the Company is, and has at all times since its date of formation been, treated as a partnership (and not a “publicly traded partnership” within the meaning of Section 7704 of the Code) and (ii) each of its Subsidiaries is, and has at all times since its respective date of formation been, treated as a partnership (and not a “publicly traded partnership” within the meaning of Section 7704 of the Code) or any entity disregarded as separate from its owner, in each case, for U.S. federal income Tax purposes.

(c)         All Tax Returns required to be filed by the Company or any of its Subsidiaries (taking into account applicable extensions) have been timely filed, and all such Tax Returns are true, correct and complete in all material respects.

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(d)         The Company and its Subsidiaries have paid all material amounts of Taxes (whether or not shown on any Tax Return) that are due and payable by the Company and its Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.

(e)         Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the Company or any of its Subsidiaries.

(f)          All material amounts of Taxes required to be withheld by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(g)         None of the Company or any of its Subsidiaries has received from any Governmental Authority any notice of any threatened, proposed, or assessed deficiency for Taxes of the Company or any of its Subsidiaries, except for such deficiencies that have been satisfied by payment, settled or withdrawn. No audit or other proceeding by any Governmental Authority is in progress with respect to any Taxes due from the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(h)         Neither the Company nor any of its Subsidiaries has received a claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where the Company or such Subsidiary has not paid Taxes or filed Tax Returns, except for claims that have been finally resolved.

(i)          Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. Neither the Company nor any of its Subsidiaries has extended the statute of limitations for assessment, collection or other imposition of any Tax, which extension is currently in effect.

(j)          Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts entered into in the Ordinary Course of Business which do not primarily relate to Taxes.

(k)         All related party transactions involving the Company and any of its Subsidiaries are at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of U.S. state and local and non-U.S. Tax Law.

(l)          Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(m)        Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group (other than an Affiliated Group the common parent of which is the Company or any of its Subsidiaries and which consists only of the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries has liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as transferor or successor, by Contract or otherwise (other than pursuant to any customary commercial Contract entered into in the Ordinary Course of Business which does not principally relate to Taxes).

(n)         Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; (iv) any prepaid amount or any other income eligible for deferral under the Code or Treasury Regulations promulgated thereunder (including, without limitation, pursuant to Sections 451 or 455 of the Code, Treasury Regulations Section 1.451-5 and Revenue Procedure 2004-34, 2004-22 I.R.B. 991) received by the Company or any Subsidiary on or prior to the Closing Date; or (v) Section 965(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

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(o)         Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(p)         Neither the Company nor any of its Subsidiaries (or any predecessor or successor entity) has elected to have the provisions of the Bipartisan Budget Act of 2015 apply to taxable periods of the Company or any of its Subsidiaries before January 1, 2018.

(q)         Neither the Company nor any of its Subsidiaries has (i) deferred any Taxes under Section 2302 of the CARES Act or (ii) claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act, as may be amended.

(r)          Neither the Company nor any of its Subsidiaries has made, nor is the Company or any of its Subsidiaries subject to, a PTET Election in any jurisdiction with respect to U.S. state or local income Tax.

(s)          No Section 197 intangible (within the meaning of Section 197 of the Code) of any of the Company or any of its Subsidiaries will be subject to the anti-churning rules of Section 197(f)(9) of the Code or Treasury Regulations Section 1.197-2(h).

Section 5.15        Brokers’ Fees. Section 5.15 of the Company Disclosure Schedule sets forth each broker, finder, investment banker, intermediary or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.16        Insurance. Section 5.16 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies, together with all amendments, modifications, or supplements thereto, have been made available to BlueRiver. With respect to each such insurance policy: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect, (b) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with or without notice or the lapse of time or both, will constitute such a breach or default, or permit termination or modification, under the policy, (c) no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, (d) no notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received (or, to the Company’s knowledge, threatened), nor has there been any lapse in coverage since January 1, 2018 and (e) there are no claims by the Company nor any of its Subsidiaries pending under any of the insurance policies as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. Neither the Company nor any of its Subsidiaries have any material self-insurance programs. There is no fact, condition, situation or set of circumstances (including the consummation of the transactions contemplated hereby) that could reasonably be expected to result in or be the basis for any material premium increase with respect to, or material alteration of coverage under, any insurance policy. The insurance policies are with reputable insurance carriers and provide coverage to the Company and its Subsidiaries against all risk of the businesses of the Company and its Subsidiaries as are reasonable and appropriate considering the business of the Company and its Subsidiaries (including the Contracts to which they are bound).

Section 5.17        Real Property; Assets.

(b)         Neither the Company nor any of its Subsidiaries owns any real property.

(c)         Section 5.17 of the Company Disclosure Schedule sets forth a complete and accurate list of Leased Real Property. The Leased Real Property constitutes all of the real property occupied or operated by the Company and its Subsidiaries in connection with their business.

(d)         Each lease related to the Leased Real Property to which the Company or any of its Subsidiaries is a party is a legal, valid, binding and enforceable obligation of each of the parties thereto and is in full force and effect. The Company and its Subsidiaries have valid leasehold interests in, and enjoy undisturbed possession under, all Leased Real Property. Neither the Company nor any of its Subsidiaries is in material breach

Annex A-29

or material default under any such lease, and no condition exists which (with or without notice or lapse of time or both) would constitute a default by the Company or any of its Subsidiaries thereunder or, to the knowledge of the Company, by the other parties thereto.

(e)         Neither the Company nor any of its Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, which is still in effect. Neither the Company nor any of its Subsidiaries have collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein, which is still in effect. Except for the Permitted Liens, there exist no Liens affecting all or any portion of the Leased Real Property created by, through or under the Company or any of its Subsidiaries.

(f)          There are no pending or, to the knowledge of the Company, threatened Actions or other proceedings to take all or any portion of the Leased Real Property or any interests therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in relation to such Action or proceeding.

(g)         Except for Permitted Liens, the Company and each of its Subsidiaries have good and valid title to the material tangible assets of the Company and such Subsidiary. The assets of the Company and its Subsidiaries to be acquired by BlueRiver pursuant to this Agreement constitute all material tangible assets used or held for use by the Company and its Affiliates in, and necessary and sufficient for the operation of the businesses of the Company and its Subsidiaries as presently operated.

Section 5.18        Environmental Matters.

(b)         The Company and its Subsidiaries are, and at all times since January 1, 2018 have been, in compliance with all Environmental Laws in all material respects, and there are no existing facts or circumstances which would reasonably be expected to prevent such compliance in the future and all Permits held by the Company pursuant to applicable Environmental Laws are in full force and effect and no appeal or any other Action is pending to revoke or modify any such Permit;

(c)         no notice of violation, demand, request for information, citation, summons or order has been received by the Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;

(d)         neither the Company nor any of its Subsidiaries has agreed to indemnify any other Person against liability under Environmental Laws, or to assume or undertake any liability of another Person under Environmental Laws;

(e)         copies of all material written reports (in the case of reports with multiple drafts or versions, the final draft or version), notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its Subsidiaries, relating to environmental conditions in, on or about the Leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to BlueRiver.

Section 5.19        Absence of Changes.

(b)         Since December 31, 2022 through the date hereof, there has not been any Company Material Adverse Effect.

(c)         Since December 31, 2022, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the Ordinary Course of Business and (ii) have not taken any action (or failed to take any action) that would violate Section 7.01 if such action had been taken (or failed to be taken) after the date of this Agreement.

Section 5.20        Affiliate Transactions. Except for any Company Benefit Plan (including any employment or stock appreciation rights agreements entered into in the Ordinary Course of Business by the Company or any of its Subsidiaries), no (a) Holder, (b) former or current director, officer, manager, indirect or direct equityholder, optionholder or member of the Company or any of its Subsidiaries or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), of any Person described in the foregoing clauses (a) or (b), in each case, other than the

Annex A-30

Company or any of its Subsidiaries (each a “Related Party”), is (i) a party to any Contract or business arrangement with the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any money by or owes any money to, or has any claim or right against, the Company or any of its Subsidiaries (other than, in each case, compensation for services performed by a Person as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business), or (iii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any tangible or intangible property, asset, or right that is, has been, or is currently planned to be used by the Company or any of its Subsidiaries (the Contracts, relationships, or transactions described in clauses (i) through (iii), the “Affiliate Transactions”).

Section 5.21        Intellectual Property.

(b)         Section 5.21(a) of the Company Disclosure Schedule contains a complete and accurate list of all issuances and applications, and registrations and applications for registration included in the Owned Intellectual Property as of the date of this Agreement (the “Registered Intellectual Property”), and a complete and accurate list of all issuances and applications, and registrations and applications for registration included in the Licensed Intellectual Property as of the date of this Agreement including as to each such item, as applicable, (i) the current owner or registrant, (ii) the jurisdiction where the application, registration or issuance is filed, (iii) the application, registration and issue number and (iv) the applicable application, registration and issue date. Section 5.21(a) also includes a complete and accurate list of all licenses in, to, and under any Intellectual Property. Each item of Registered Intellectual Property is solely and exclusively owned by either the Company or one of its Subsidiaries, free and clear of any Liens (other than Permitted Liens). Each item of Registered Intellectual Property and each item of Licensed Intellectual Property (A) has not been abandoned, canceled or adjudged invalid or unenforceable in whole or in part, and has not been involved in any interference, re-issue, or opposition proceeding, nor any litigation, (B) has been maintained effective by all requisite filings, renewals and payments and (C) is subsisting and in full force and effect and, to the Company’s knowledge, valid and enforceable. The Company has complied with all requirements of any patent office, including timely filing of each of the Registered Intellectual Property and each Licensed Intellectual Property exclusively licensed to Company or its Subsidiary listed in Section 5.21(a) of the Company Disclosure Schedule, and any disclosure requirements. To the Company’s knowledge, there are no patents, pending applications, or other prior art references which, in the Company’s opinion, render unpatentable any claims of a granted patent or pending patent application of the Registered Intellectual Property and of the Licensed Intellectual Property exclusively licensed to Company or its Subsidiary listed in Section 5.21(a) of the Company Disclosure Schedule. For purposes of this Section 5.21(a), the Company shall be deemed to have knowledge of a patent or patent application if the Company has actual knowledge of the patent or patent application or would be found to be on notice of such patent or patent application as determined by reference to United States patent laws. Neither the Company nor any its Subsidiaries has received any communications alleging that the Company or any of its Subsidiaries has infringed, or by conducting its business as currently conducted or as proposed to be conducted, would infringe any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person.

(c)         The Company and its Subsidiaries solely and exclusively own all Owned Intellectual Property and hold all right, title and interest in and to all Owned Intellectual Property, and their rights under all Licensed Intellectual Property, free and clear of all Liens (other than any Permitted Liens).

(d)         The Company and its Subsidiaries use commercially reasonable efforts to maintain, enforce and protect the confidentiality of all trade secrets owned by the Company and its Subsidiaries, including maintaining policies requiring all employees, consultants and independent contractors to agree to maintain the confidentiality of such trade secrets. There has been no disclosure by the Company or any of its Subsidiaries of any material trade secrets or confidential information owned by the Company other than under written confidentiality agreements. To the knowledge of the Company, no employee, founder or consultant of the Company or any of its Subsidiaries has misappropriated, or has been alleged to misappropriate, the trade secrets of any other Person.

(e)         The Company and its Subsidiaries own or have a valid and enforceable right to use any and all material Intellectual Property used or held for use in, or otherwise necessary for, the conduct of the business of the Company and its Subsidiaries as currently conducted and as proposed to be conducted. The use of any and all material Intellectual Property by Company or by any of its Subsidiaries in the conduct of the business of the Company or by any its Subsidiaries as currently conducted or as proposed to be conducted is (or will be) without

Annex A-31

any conflict with or infringement on the rights of others, including prior employees or consultants. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not result in the loss, alteration, encumbrance, termination, or impairment of any Owned Intellectual Property or any material Licensed Intellectual Property.

(f)          Neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated, nor are any of them infringing, misappropriating or otherwise violating, nor will any of them infringe, misappropriate or otherwise violate any third party’s Intellectual Property rights or any license to which it is a party in the conduct of its business as conducted in the past, as presently conducted, or as proposed to be conducted. No Action is pending or, to the knowledge of the Company has been threatened against the Company or any of its Subsidiaries (i) alleging any infringement, misappropriation or violation of any third party’s Intellectual Property rights by the Company or any of its Subsidiaries or (ii) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property or material Licensed Intellectual Property. To the knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any Owned Intellectual Property.

(g)         All current and former employees, independent contractors and consultants who contributed (whether solely or jointly with any Party or Person or employee, contractor, or consultant thereof) to the conception, reduction to practice, discovery, creation or development of any Intellectual Property related to the Company’s or its Subsidiary’s business as now conducted and as proposed to be conducted for or on behalf of the Company or any of its Subsidiaries or that were developed on any amount of the Company’s or any of its Subsidiaries’ time or with the use of any of the Company’s or any of its Subsidiaries’ equipment, supplies, facilities or information, or that resulted from the performance of services for the Company or for any of its Subsidiaries, have transferred all of their rights and interest in such Intellectual Property to the Company or one of its Subsidiaries pursuant to written agreements containing assignment language and acknowledge the Company’s or its Subsidiaries’ ownership of all such Intellectual Property. No such employee, independent contractor or consultant has asserted any right, license, claim or interest whatsoever in or with respect to any such Intellectual Property. Each founder of the Company or of any of its Subsidiaries has assigned to the Company or its Subsidiary all intellectual property rights he or she owns that are related to the Company’s business as now conducted and as proposed to be conducted. To the knowledge of the Company, it will not be necessary to use any inventions of any of its founders, employees, consultants, listed inventors, (or Persons it currently intends to hire) that have not been assigned to the Company or any of its Subsidiaries and made prior their employment by the Company or its Subsidiary, and in the case of a founder, made prior to the founding of the Company.

(h)         Other than (i) with respect to commercially available software products under standard end-user object code license agreements and (ii) between the Company or any of its Subsidiaries, on the one hand, and a Company Subsidiary, on the other hand, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Owned Intellectual Property, nor is the Company or any of its Subsidiaries bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

(i)          No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Owned Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company’s or its Subsidiary’s rights in the Owned Intellectual Property.

(j)          Section 5.21(i) of the Company Disclosure Schedule contains a true and complete list of all Open Source Software, used by or on behalf of the Company or any of its Subsidiaries in any way, and describes the manner in which such Open Source Software is used. Such description shall include (i) the name of the Open Source Software component, (ii) the name of the applicable open source license, (iii) version number and provenance, (iv) identification of which, if any, of the Company’s product or service in which such Open Source Software is incorporated or linked to, and (v) whether such Open Source Software component has been modified. The Company and its Subsidiaries and the operation of their businesses, including the use and distribution of products and services by or on behalf of the Company and its Subsidiaries and all use by the Company or any of its Subsidiaries of any Open Source Software, are in compliance with the terms and conditions of all licenses for the Open Source

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Software. None of the Software included in the Owned Intellectual Property or otherwise distributed or proposed to be distributed by the Company contains, embeds, or uses any Open Source Software, community source code, copyleft or any other Software that is licensed under any terms or conditions that require that any Software included in the Owned Intellectual Property, or in connection with any of its products or services that are generally available or in development in any manner that would materially restrict the ability of the Company or its Subsidiaries to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require such Owned Intellectual Property or Licensed Intellectual Property (other than the Open Source Software itself) (A) be made available or distributed in source code form, (B) be licensed for the purpose of making derivative works, (C) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind (D) restricts the consideration to be charged for the distribution of any product or service provided by the Company or its Subsidiaries or of the Owned Intellectual Property or Licensed Intellectual Property, (E) creates an obligation for the Company or its Subsidiary with respect to Owned Intellectual Property or Licensed Intellectual Property or results in a grant to any third party of any rights or immunities under the Owned or Licensed Intellectual Property, (F) be redistributable at no charge or (G) otherwise limits, restricts or conditions the right of the Company or its Subsidiaries with respect to its use or distribution of any Owned Intellectual Property or Licensed Intellectual Property.

(k)         The Company and its Subsidiaries have not disclosed, delivered, licensed or otherwise made available (other than to current and former employees, independent contractors and consultants who contributed to the development of Software for the Company and who are bound by written confidentiality agreements), and do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies any Owned Intellectual Property to any Person. The Software distributed by the Company is routinely scanned with industry-standard tools and to the Company’s knowledge there are no viruses, worms, Trojan horses, bombs, backdoors, clocks, timers or similar harmful, malicious or hidden programs in any such Software.

(l)          The Company IT Systems operate and perform in a manner that, in all material respects, permits the Company and its Subsidiaries to conduct their business as currently conducted. The Company and its Subsidiaries have in place commercially reasonable measures, consistent with current industry standards, designed to protect the confidentiality, integrity and security of the Company IT Systems, and all information and transactions stored or contained therein or transmitted thereby, against any unauthorized use, access, interruption, modification or corruption, and such measures include commercially reasonable security protocol technologies. Since January 1, 2018, there has been no material security breach or unauthorized access to the Company IT Systems or any material unauthorized access, use, disclosure, modification, corruption, or encryption of any data or information, or any Personally Identifiable Information, stored therein.

Section 5.22        Data Privacy and Security.

(b)         The Company and its Subsidiaries comply and have at all times been in compliance with all applicable Privacy Requirements. The Company and each of its Subsidiaries display a privacy policy on each website and mobile application owned, controlled, or operated by the Company or any of its Subsidiaries, and each such privacy policy discloses all of the applicable practices and policies of the Company with respect to the collection, use, processing, storage, and disclosure of Personal Identifiable Information and other confidential or proprietary data or information in accordance with Privacy Laws.

(c)         The Company and its Subsidiaries are not and since January 1, 2018, have not been subject to a Governmental Order of, or have received a notice from, a Governmental Authority regarding actual or alleged non-compliance with or violation of any Privacy Requirement. The Company and its Subsidiaries have taken commercially reasonable steps to ensure the reliability of their employees, representatives, consultants, contractors and agents that have access to Company PII, to train such individuals on all applicable Privacy Requirements and to ensure that all such employees, representatives, consultants, contractors and agents with the right to access such Company PII are under written obligations of confidentiality with respect to such Company PII. The Company and each of its Subsidiaries have taken appropriate technical and organizational measures to safeguard all Company PII and all other data owned, controlled, or stored by the Company and each of its Subsidiaries, including Personally Identifiable Information, in accordance with applicable Privacy Laws. There has been no loss, damage, or unauthorized access, use, modification, or other misuse of any Company PII or other data owned, held or controlled by the Company or any of its Subsidiaries or, to the Company’s knowledge, any of the respective contractors, agents or service providers of the Company or any of its Subsidiaries. No Person has provided any written notice

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to, made any written claim to, or commenced any Action against the Company with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any Company PII or other data by the Company or any of its Subsidiaries, or any of their employees, contractors, agents or service providers.

(d)         The Company and each of its Subsidiaries have agreements in place with any third party which processes Personally Identifiable Information on behalf of the Company or each Subsidiary which comply with the requirements of Privacy Laws. To the extent that the Company and each of its Subsidiaries transfer Personally Identifiable Information cross border, the Company has carried out any such transfer in full compliance with applicable Privacy Laws.

(e)         The Company and each of its Subsidiaries have maintained complete, accurate and up to date written records (and related documentation) of all processing activities undertaken by the Company and Subsidiaries, as required under Privacy Laws.

(f)          The Company and each of its Subsidiaries have maintained and have issued relevant individuals with privacy policies which comply with the requirements of applicable Privacy Laws.

(g)         The Company has appointed a data protection officer in compliance with the GDPR where such appointment is mandatory under the GDPR, and the appointment has not ceased.

(h)         The Company and each of its Subsidiaries comply with Privacy Laws in respect of any direct marketing communication sent to Individuals.

(i)          To the knowledge of the Company, each of the Company’s and its Subsidiaries’ third-party data suppliers, vendors, and partners that Process any Company PII or other Personally Identifiable Information on behalf of the Company or its Subsidiaries are in compliance in all material respects with the Privacy Requirements and there have been no unauthorized or illegal Processing, or other breach, violation or default (or event that, with or without the giving of notice or lapse of time, would constitute a breach, violation or default) by any such supplier, vendor or other partner of any Privacy Requirements.

(j)          No circumstances have arisen in which the Privacy Requirements would require or recommend the Company or its Subsidiaries to notify any Governmental Authority of any Security Incident.

(k)         Neither the Company nor any Subsidiary has received any written notice or complaint from any Person with respect to its Processing of Personally Identifiable Information, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

(l)          The consummation of transactions contemplated by this Agreement will not breach any Privacy Requirement.

Section 5.23        Customers and Vendors. Section 5.23 of the Company Disclosure Schedule sets forth a complete and accurate list of (a) the fifteen (15) most significant customers of the Company, together with its Subsidiaries, as measured by revenues received by the Company and its Subsidiaries for the twelve (12) month period ended December 31, 2022 (the “Top 15 Customers”), and the amount of revenues received from such customers for such period and (b) the fifteen (15) most significant vendors of the Company, together with its Subsidiaries, as measured by amounts paid by the Company and its Subsidiaries for the twelve (12) month period ended December 31, 2022 (the “Top 15 Vendors”), and the amount of consideration paid to such suppliers for such period. Since December 31, 2022, no Top 15 Customer or Top 15 Vendor has cancelled, terminated, reduced or altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its business relationship with the Company or any of its Subsidiaries, and the Company has not received written or oral notice from any of the Top 15 Customers or Top 15 Vendors stating the intention of such Person to do so.

Section 5.24        Certain Business Practices; Anti-Corruption.

(b)         The Company and its Subsidiaries, and each of the Company’s and its Subsidiaries’ respective officers, directors, employees, agents, representatives or other persons acting on its behalf have complied with and are in compliance with Anti-Corruption Laws.

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(c)         Neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ respective officers, directors, employees, agents, representatives or other persons acting on its behalf (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another person or entity, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of cases (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has or will make or authorize any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of cases (A) and (B), a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

(d)         The Company and each of its Subsidiaries has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of the Company and its Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

(e)         The Company and each of its Subsidiaries has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws.

(f)          None of the Company’s nor any of its Subsidiaries’ respective beneficial owners, officers, directors, employees, agents, representatives or other persons acting on their behalf is or was a Government Official or a close family member of a Government Official.

(g)         No Governmental Authority is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of the Company or any of its Subsidiaries, or the Company’s or its Subsidiaries’ respective officers, directors or employees for alleged violation of Anti-Corruption Laws in connection with activities relating to the Company or any of its Subsidiaries.

(h)         Neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ Affiliates, nor any of the Company’s or its Subsidiaries’ directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria) or has conducted business with any Person or entity or any of its respective officers, directors, employees, agents, representatives or other Persons acting on its behalf that is located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria).

(i)          The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

Section 5.25         Registration Statement and Proxy Statement. On the date the Proxy Statement is first mailed to BlueRiver Shareholders, and at the time of the BlueRiver Extraordinary General Meeting, none of the information furnished by or on behalf of the Company in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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Section 5.26        No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 5, and the representations and warranties as may be provided in the Ancillary Agreements, none of the Company Parties nor any other Person acting on their respective behalf has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby. None of the Company Parties has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Company Parties or otherwise, other than those representations and warranties expressly made in this Article 5 or as may be provided in the Ancillary Agreements. Notwithstanding anything contained in this Agreement to the contrary, each of the Company Parties acknowledges and agrees that none of the BlueRiver Parties nor any other Person is making any representations or warranties whatsoever, oral or written, express or implied, at law or in equity, other than those expressly given by BlueRiver in Article 6 or as may be provided in the Ancillary Agreements. Each of the Company Parties hereby expressly disclaims any representations or warranties other than those expressly given by BlueRiver in Article 6 or as may be provided in the Ancillary Agreements. Each of the Company Parties acknowledges and agrees that, except for the representations and warranties contained in Article 6 or as may be provided in the Ancillary Agreements, none of BlueRiver Parties or any of their respective Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the BlueRiver Parties or any of their respective Subsidiaries or the transactions contemplated hereunder, including in respect of any of the BlueRiver Parties, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article 6 or as may be provided in the Ancillary Agreements. The Company Parties are not relying on any representations or warranties other than those representations or warranties set forth in Article 6 or as may be provided in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 5.26 shall limit the Company Parties’ remedies in the event of Fraud.

ARTICLE 6
Representations and Warranties of the BlueRiver Parties

Except as set forth in the corresponding section of the BlueRiver Disclosure Schedule or in any publicly available SEC Document filed by BlueRiver before the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” of any such SEC Document and other disclosures to the extent that such disclosure is predictive or forward-looking in nature), the BlueRiver Parties represent and warrant to the Company as of the date hereof and as of the Closing as follows:

Section 6.01        Corporate Organization.

(b)         Each of the BlueRiver Parties has been duly incorporated, organized or formed and is validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as applicable, and has the corporate or limited liability company power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(c)         A true and complete copy of the certificate of incorporation or certificate of formation, as applicable, of each BlueRiver Party, each certified by the Secretary of State of the State of Delaware or the Registrar of Companies in the Cayman Islands, as applicable, and a true and correct copy of the bylaws or operating agreement, as applicable, of each BlueRiver Party, have been made available by BlueRiver to the Company and each is in full force and effect and each of the BlueRiver Parties is not in violation of any of the provisions thereof.

(d)         Each of the BlueRiver Parties is duly licensed or qualified and, where applicable, in good standing as a foreign corporation or other entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to have a BlueRiver Material Adverse Effect.

Section 6.02        Due Authorization.

(a)         Each of the BlueRiver Parties has all requisite corporate or limited liability power and authority to execute and deliver this Agreement and each Ancillary Agreement to which such BlueRiver Party is or will be a party and to perform all obligations to be performed by it hereunder and thereunder. The execution

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and delivery of this Agreement and each Ancillary Agreement to which a BlueRiver Party is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the board of directors, board of managers or managing member, as applicable, of each BlueRiver Party, and no other corporate action or limited liability company action, as applicable on the part of any BlueRiver Party is necessary to authorize this Agreement or the Ancillary Agreements to which such BlueRiver Party is (or will be) a party (other than (x) the BlueRiver Shareholder Approval, the adoption of this Agreement by BlueRiver in its capacity as the sole member of Merger Sub, which adoption will occur immediately following the execution of this Agreement by Merger Sub). This Agreement has been duly and validly executed and delivered by each of the BlueRiver Parties and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of each of the BlueRiver Parties, enforceable against each of the BlueRiver Parties in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which a BlueRiver Party will be a party, when executed and delivered by such BlueRiver Party, will be duly and validly executed and delivered by such BlueRiver Party, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of such BlueRiver Party, enforceable against such BlueRiver Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)         The BlueRiver Shareholder Approval is the only vote of any of BlueRiver’s capital stock necessary in connection with the entry into this Agreement by the BlueRiver Parties, and the consummation of the transactions contemplated hereby, including the Closing.

(c)         At a meeting duly called and held, the governing body of each of the BlueRiver Parties have unanimously (with one abstention) (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the Trust Account, as applicable; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the Pre-Closing BlueRiver Holders approval of the transactions contemplated by this Agreement (the “BlueRiver Board Recommendation”).

Section 6.03        No Conflict. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which any BlueRiver Party will be a party by the BlueRiver Parties and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with or violate any provision of, or result in the breach of, any applicable Law, or the certificate of incorporation, bylaws or other organizational documents of any BlueRiver Party or any Subsidiary of any BlueRiver Party, (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.05, conflict with, violate or result in a breach of any term, condition or provision of any material Contract to which any BlueRiver Party or any Subsidiary of any BlueRiver Party is a party or by which any BlueRiver Party or any Subsidiary of any BlueRiver Party is bound, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any material Contract, or (c) result in the creation of any Lien upon any of the properties or assets of any BlueRiver Party or any Subsidiary of any BlueRiver Party or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of each of the foregoing would not reasonably be expected to have a BlueRiver Material Adverse Effect.

Section 6.04        Litigation and Proceedings. There are no Actions (other than investigations), or, to the knowledge of BlueRiver, investigations, pending before or by any Governmental Authority or, to the knowledge of BlueRiver, threatened, against any BlueRiver Party that would reasonably be expected to have, individually or in the aggregate, a BlueRiver Material Adverse Effect or which in any manner challenges or seeks to prevent or enjoin the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon any BlueRiver Party.

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Section 6.05        Governmental Authorities; Consents. Assuming the representations and warranties of the Company contained in this Agreement are true, correct and complete, no consent, approval or authorization of, or designation, declaration, filing, notice or action with, any Governmental Authority or other Person is required on the part of any BlueRiver Party with respect to any BlueRiver Party’s execution or delivery of this Agreement or any Ancillary Agreement to which a BlueRiver Party is a party or the consummation of the transactions contemplated hereby or thereby, except for (a) applicable requirements of the HSR Act, (b) any consents, approvals, authorizations, designations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the BlueRiver Parties, taken as a whole or (c) approval for listing the Surviving Pubco Class A Common Stock issued pursuant to this Agreement on the Approved Stock Exchange.

Section 6.06        BlueRiver Capitalization.

(b)         The authorized capital stock of BlueRiver consists of (i) 200,000,000 BlueRiver Class A Ordinary Shares, of which 2,811,744 BlueRiver Class A Ordinary Shares are issued and outstanding prior to giving effect to the BlueRiver Share Redemption, (ii) 20,000,000 BlueRiver Class B Ordinary Shares, of which 7,187,500 BlueRiver Class B Ordinary Shares are issued and outstanding, and (iii) 1,000,000 preference shares, of which no preference shares are issued and outstanding. There are issued and outstanding BlueRiver Warrants in respect of 9,850,000 BlueRiver Class A Ordinary Shares, which will entitle the holders thereof to purchase the Surviving Pubco’s Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding BlueRiver Class A Ordinary Shares and BlueRiver Class B Ordinary Shares have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such equity interests).

(c)         Except for the BlueRiver Warrants, there are no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for the BlueRiver Ordinary Shares or the Equity Securities of BlueRiver, or any other Contracts to which BlueRiver is a party or by which BlueRiver is bound obligating BlueRiver to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of, other Equity Securities of BlueRiver to grant, extend or enter into options, warrants, calls, rights, subscriptions or other Equity Securities. Other than the BlueRiver Shareholder Redemption Right, there are no outstanding contractual obligations of BlueRiver to repurchase, redeem or otherwise acquire any Equity Securities of BlueRiver.

(d)         Merger Sub is wholly-owned by BlueRiver, and Merger Sub holds no equity interests or rights, options, warrants, convertible or exchangeable securities, subscriptions, calls, puts or other analogous rights, interests, agreements, arrangements or commitments to acquire or otherwise relating to any equity or voting interest of any other Person.

(e)         The Surviving Pubco Class V Common Stock to be issued to the Holders pursuant to this Agreement will, upon issuance and delivery at the Closing, (i) be duly authorized and validly issued, and fully paid and nonassessable, (ii) be issued in compliance in all material respects with applicable Law, (iii) not be issued in breach or violation of any preemptive rights or Contract, and (iv) be issued to such Holders with good and valid title, free and clear of any Liens other than Liens arising out of, under or in connection with applicable federal, state and local securities Laws and any restrictions set forth in the Surviving Pubco Certificate of Incorporation and the Surviving Company A&R LLCA.

Section 6.07        Undisclosed Liabilities.

(b)         Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time except as expressly contemplated by this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

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(c)         As of the date of this Agreement, there is no material liability, debt or obligation of any BlueRiver Party, except for liabilities, debts and obligations (i) reflected or reserved for on BlueRiver’s balance sheet for the fiscal year ended December 31, 2022 as reported on Form 10-K or disclosed in the notes thereto, (ii) that have arisen since December 31, 2022 in the ordinary course of the operation of business of BlueRiver or (iii) incurred in connection with the transactions contemplated by this Agreement.

Section 6.08        BlueRiver SEC Documents; Controls.

(b)         Since February 2, 2021 has timely filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the means the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such forms, reports, schedules, and statements other than the Proxy Statement and the Registration Statement, the “SEC Documents”). As of their respective filing (or furnishing) dates, each of the SEC Documents, as amended (including all exhibits and schedules and documents incorporated by reference therein), complied in all materials respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of the SEC Documents contained, when filed or, if amended prior to the date hereof, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the SEC Documents are the subject of ongoing SEC review or outstanding SEC comment and, to BlueRiver’s knowledge, neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Document. No notice of any SEC review or investigation of BlueRiver or the SEC Documents has been received by BlueRiver.

(c)         The financial statements of BlueRiver included in the SEC Documents, including all notes and schedules thereto (the “BlueRiver Financials”), complied in all material respects when filed, or if amended prior to the date hereof, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with the applicable requirements of GAAP (except as may be indicated in the notes thereto, subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of BlueRiver, as of their respective dates, and the results of operations and cash flows of BlueRiver, for the periods presented therein.

(d)         Notwithstanding anything to the contrary in this Section 6.08, no representation or warranty is made in this Agreement as to the accounting treatment by BlueRiver or Surviving Pubco of the BlueRiver Warrants.

Section 6.09        Listing. The issued and outstanding BlueRiver Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE American. As of the date hereof, there is no Action pending, or to the knowledge of BlueRiver, threatened against BlueRiver by NYSE American or the SEC with respect to any intention by such entity to deregister any BlueRiver Ordinary Shares or prohibit or terminate the listing of any BlueRiver Ordinary Shares on NYSE American.

Section 6.10        Registration Statement and Proxy Statement. At the Effective Time, the Registration Statement, and when first filed in accordance with Rule 424(b) or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the date of any filing pursuant to Rule 424(b), the date the Proxy Statement is first mailed to BlueRiver Shareholders, and at the time of the BlueRiver Extraordinary General Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that BlueRiver makes no representations or warranties as to the information contained in or omitted from the Registration Statement or Proxy Statement in reliance upon and in conformity with information furnished in writing to BlueRiver by or on behalf of the Company specifically for inclusion in the Registration Statement or the Proxy Statement.

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Section 6.11        Brokers’ Fees. Except fees described on Section 6.11 of the BlueRiver Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by BlueRiver or any of its Affiliates.

Section 6.12        Trust Account. As of March 31, 2023, BlueRiver had (and, assuming no holders of BlueRiver Ordinary Shares exercise the BlueRiver Shareholder Redemption Right, will have immediately prior to the Closing) at least $20,992,146.00 in the Trust Account, with such funds invested in United States Government securities meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of BlueRiver and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Prospectus to be inaccurate in any material respect or (b) entitle any Person (other than (x) holders of BlueRiver Ordinary Shares who shall have exercised their BlueRiver Shareholder Redemption Right, (y) the Deferred Underwriting Amount and (z) any other amounts set forth on Section 6.11 of the BlueRiver Disclosure Schedule) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (i) to pay income and franchise Taxes from any interest income earned in the Trust Account and (ii) to redeem BlueRiver Ordinary Shares pursuant to the BlueRiver Shareholder Redemption Right. BlueRiver has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of BlueRiver, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no Actions pending or, to the knowledge of BlueRiver, threatened with respect to the Trust Account.

Section 6.13        Compliance with Laws; Permits. Each of the BlueRiver Parties and each of the BlueRiver Parties’ officers, directors and employees are, and since its respective date of formation have been, in compliance with all applicable Laws in all material respects, except as would not reasonable be expected to have a BlueRiver Material Adverse Effect. Since each BlueRiver Party’s respective date of formation, (i) none of the BlueRiver Parties has been subjected to, or received any notification from, any Governmental Authority of a violation of any applicable Law, or any investigation by a Governmental Authority for actual or alleged violation of any applicable Law, (ii) to the knowledge of each of the BlueRiver Parties, no claims have been filed against any of the BlueRiver Parties with any Governmental Authority alleging any material failure by any of the BlueRiver Parties to comply with any Law or which it is subject, and (iii) none of the BlueRiver Parties have made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Law.

Section 6.14        Absence of Certain Changes. Since its respective formation through the date of this Agreement, neither of the BlueRiver Parties has conducted business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the Prospectus (including the investigation of the Company and its Subsidiaries and the negotiation and execution of this Agreement) and related activities. Except as set forth in BlueRiver’s SEC reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since December 31, 2022, through the date of this Agreement, there has not been any action taken or agreed upon by BlueRiver or any of its Subsidiaries that would be prohibited by Section 8.01 if such action were taken on or after the date hereof without the consent of the Company.

Section 6.15        Properties. BlueRiver does not own, license or otherwise have any right, title or interest in any material Intellectual Property rights (other than trademarks). BlueRiver does not own, or otherwise have an interest in, any real property, including under any real property lease, sublease, space sharing, license or other occupancy agreement.

Section 6.16        Contracts. Other than this Agreement, the Ancillary Agreements or any Contracts that are exhibits to the SEC Documents, there are no Contracts to which any of the BlueRiver Parties are a party or by which any of its properties or assets may be bound, subject or affected, which (a) creates or imposes a liability greater than

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$25,000, (b) may not be cancelled by BlueRiver on less than sixty (60) calendar days’ prior notice without payment of a material penalty or termination fee or (c) prohibits, prevents, restricts or impairs in any material respect any business practice of any of the BlueRiver Parties as its business is currently conducted, any acquisition of material property by the BlueRiver Parties, or restricts in any material respect the ability of the BlueRiver Parties from engaging in business as currently conducted by it or from competing with any other Person (each such contract, a “BlueRiver Material Contract”). All BlueRiver Material Contracts have been made available to the Company.

Section 6.17        Affiliate Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract) expressly contemplated by this Agreement, any non-disclosure or confidentiality Contract entered into in connection with the “wall-crossing” of BlueRiver Shareholders, any Ancillary Agreement or any Contract that is an exhibit to the SEC Documents or described therein, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between BlueRiver, on the one hand, and any related party of BlueRiver, Sponsor, any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of five percent (5%) or more of the BlueRiver Ordinary Shares or, to the knowledge of BlueRiver, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to BlueRiver, on the one hand, to or by Sponsor or any such related party, beneficial owner, associate or immediate family member, and (b) none of the officers or directors (or members of a similar governing body) of BlueRiver, Sponsor, any beneficial owner of five percent (5%) or more of the BlueRiver Ordinary Shares or, to the knowledge of BlueRiver, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that BlueRiver or uses, owns or leases (other than through any equity interest in BlueRiver) or (ii) any customer, vendor or other material business relation of BlueRiver or Sponsor.

Section 6.18        Taxes.

(b)         BlueRiver is, and has at all times since its date of formation been, treated as a corporation for U.S. federal income tax purposes, and Merger Sub is, and has at all times since its date of formation been, treated as an entity disregarded as separate from its owner for U.S. federal income Tax purposes.

(c)         All U.S. federal, state and local and non-U.S. Tax Returns required to be filed by the BlueRiver Parties (taking into account applicable extensions) have been timely filed in all material respects, and all such Tax Returns are true, correct and complete in all material respects.

(d)         The BlueRiver Parties have paid all material amounts of Taxes (whether or not shown on any Tax Return) that are due and payable by the BlueRiver Parties, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.

(e)         Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the BlueRiver Parties.

(f)          All material amounts of Taxes required to be withheld by the BlueRiver Parties have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(g)         None of the BlueRiver Parties has received from any Governmental Authority notice of any threatened, proposed, or assessed deficiency for Taxes of the BlueRiver Parties, except for such deficiencies that have been satisfied by payment, settled or withdrawn. No audit or other proceeding by any Governmental Authority is in progress with respect to any Taxes due from any of the BlueRiver Parties, and none of the BlueRiver Parties has received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(h)         None of the BlueRiver Parties has received a claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where such BlueRiver Party has not paid Taxes or filed Tax Returns, except for claims that have been finally resolved.

(i)          None of the BlueRiver Parties has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. None of the BlueRiver Parties has extended the statute of limitations for assessment, collection or other imposition of any Tax, which extension is currently in effect.

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(j)          None of the BlueRiver Parties is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts entered into in the ordinary course of business which do not primarily relate to Taxes.

(k)         None of the BlueRiver Parties has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(l)          None of the BlueRiver Parties has ever been a member of an Affiliated Group. None of the BlueRiver Parties has liability for the Taxes of any other Person (other than a BlueRiver Party) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as transferor or successor, by Contract or otherwise (other than pursuant to any customary commercial Contract entered into in the ordinary course of business which does not principally relate to Taxes).

(m)        None of the BlueRiver Parties will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (1) any change in method of accounting for a taxable period ending on or prior to the Closing; (2) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (3) any installment sale or open transaction disposition made on or prior to the Closing; (4) any prepaid amount or any other income eligible for deferral under the Code or Treasury Regulations promulgated thereunder (including, without limitation, pursuant to Sections 451 or 455 of the Code, Treasury Regulations Section 1.451-5 and Revenue Procedure 2004-34, 2004-22 I.R.B. 991) received by Blue River on or prior to the Closing Date; or (5) Section 965(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(n)         None of the BlueRiver Parties has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(o)         None of the BlueRiver Parties has (i) deferred any Taxes under Section 2302 of the CARES Act or (ii) claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act, as may be amended.

Section 6.19        Independent Investigation. BlueRiver and its Affiliates and their respective representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and BlueRiver acknowledges that it and they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose. BlueRiver acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated herein, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or of the Company or Company Members set forth in the Ancillary Agreements; and (b) none of the Company, its Affiliates nor their respective representatives have made any express or implied representation or warranty as to the Company and its Subsidiaries, or this Agreement, except as expressly set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or in the Ancillary Agreements.

Section 6.20        No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 6, and the representations and warranties as may be provided in the Ancillary Agreements, none of the BlueRiver Parties nor any other Person acting on their respective behalf has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby. None of the BlueRiver Parties has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the BlueRiver Parties or otherwise, other than those representations and warranties expressly made in this Article 6 or as may be provided in the Ancillary Agreements. Notwithstanding anything contained in this Agreement to the contrary, each of the BlueRiver Parties acknowledges and agrees that neither the Company nor any other Person is making any representations or warranties whatsoever, oral or written, express or implied, at law or in equity, other than those expressly given by the Company in Article 5 or as may be provided in the Ancillary Agreements. Each of the BlueRiver Parties hereby expressly disclaims any representations or warranties other than those expressly given by the Company in Article 5 or as may be provided in the Ancillary

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Agreements. Each of the BlueRiver Parties acknowledges and agrees that, except for the representations and warranties contained in Article 5 or as may be provided in the Ancillary Agreements, none of the Company or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Company or any of the Subsidiaries of the Company or the transactions contemplated hereunder, including in respect of the Company, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article 5 or as may be provided in the Ancillary Agreements. The BlueRiver Parties are not relying on any representations or warranties other than those representations or warranties set forth in Article 5 or as may be provided in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.20 shall limit the BlueRiver Parties’ remedies in the event of Fraud.

ARTICLE 7
Covenants of the Company

Section 7.01        Conduct of Business. From the date of this Agreement until the Closing Date (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly required by this Agreement, as consented to by BlueRiver in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by Law, use commercially reasonable efforts to operate its business only in the Ordinary Course of Business, including using reasonable best efforts to (x) preserve the business of the Company, (y) maintain the services of its officers and key employees and (z) maintain the existing business relationships of the Company. Without limiting the generality of the foregoing, except as set forth on Section 7.01 of the Company Disclosure Schedule, as required by Law (including any COVID-19 Measures) or as consented to by BlueRiver in writing, during the Interim Period, the Company shall not, and the Company shall cause its Subsidiaries not to:

(b)         change, amend or propose to amend the certificate of formation, operating agreement or other organizational documents of the Company or any of its Subsidiaries, including the Company Operating Agreement;

(c)         directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any Equity Securities of the Company, including any Company Membership Units or the Equity Securities of any of its Subsidiaries, any securities convertible into or exercisable or exchangeable for any such Equity Securities of the Company or any of its Subsidiaries, or any rights, warrants or options to acquire, any other Equity Securities of the Company or any of its Subsidiaries, including any phantom stock, phantom stock rights, stock appreciation rights or stock-based performance units;

(d)         make or declare any dividend or distribution (whether in the form of cash or other property) that would cause the Company to incur any Indebtedness;

(e)         other than in the Ordinary Course of Business, (i) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any Significant Contract or (ii) materially amend, extend or renew any Significant Contract;

(f)          (i) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider, (ii) increase the compensation or benefits provided to any current or former Service Provider, (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (iv) establish, adopt, enter into, amend, or terminate any Company Benefit Plan or Labor Contract or (v) (x) hire any employees with an annual base compensation of over $150,000 other than to (A) fill vacancies arising due to terminations of employment of employees following the date hereof or (B) fill an open position listed on Section 7.01(e) of the Company Disclosure Schedule or (y) terminate the employment of any employees other than for cause or in the Ordinary Course of Business in accordance with past practices;

(g)         acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person;

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(h)         (i) repurchase, prepay, redeem or incur, create, assume or otherwise become liable for Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than another direct or indirect wholly owned Subsidiary of the Company, (iii) cancel or forgive any debts or other amounts owed to the Company or any of its Subsidiaries or (iv) commit to do any of the foregoing;

(i)          make any payment to a Related Party, other than distributions and dividends allowed pursuant to Section 7.01(c) and other than payments consisting of salary and benefits to a Related Party in such Related Party’s capacity as an officer, director or other service provider to the Company or any of its Subsidiaries;

(j)          (i) make or change any Tax election, (ii) take or fail to take any action that would result in the Company or its Subsidiaries (other than the Subsidiaries listed on Section 5.14(a) of the Company Disclosure Schedule) being treated as other than a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes, (iii) take or fail to take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment, (iv) adopt or change any Tax accounting method, (v) settle or compromise any Tax liability, (vi) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law), (vii) file any amended Tax Return, (viii) consent to any extension or waiver of the statute of limitations regarding any amount of Taxes, (ix) settle or consent to any claim or assessment relating to any amount of Taxes or (x) consent to any extension or waiver of the statute of limitations for any such claim or assessment;

(k)         except for non-exclusive licenses granted in the Ordinary Course of Business, assign, transfer, license, abandon, sell, lease, sublicense, modify, terminate, permit to lapse, create or incur any Lien (other than a Permitted Lien) on, or otherwise fail to take any action necessary to maintain, enforce or protect any Owned Intellectual Property;

(l)          (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on the Company or any of its Subsidiaries, (B) result in a payment of greater than $25,000 individually or $50,000 in the aggregate or (C) involve any equitable remedies or admission of wrongdoing, or (ii) other than in the Ordinary Course of Business, waive, release or assign any claims or rights of the Company and any of its Subsidiaries;

(m)        sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any tangible or intangible assets, properties, securities, or interests of the Company or any of its Subsidiaries that are worth more than $50,000 (individually or in the aggregate) other than non-exclusive licenses of Owned Intellectual Property granted in the Ordinary Course of Business;

(n)         merge or consolidate itself or any of its Subsidiaries with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of, the Company or any of its Subsidiaries;

(o)         make any change in financial accounting methods, principles or practices of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law or to obtain compliance with PCAOB auditing standards;

(p)         permit any insurance policies listed in Section 5.16 of the Company Disclosure Schedule to be canceled or terminated without using commercially reasonable efforts to prevent such cancellation or termination, other than if, in connection with such cancellation or termination, a replacement policy having comparable deductions and providing coverage substantially similar to the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

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(q)         change, in any material respect, (i) the cash management practices of the Company and its Subsidiaries or (ii) the policies, practices and procedures of the Company and its Subsidiaries with respect to collection of accounts receivable and establishment of reserves for uncollectible accounts;

(r)          make any commitments for capital expenditures or incur any liabilities by the Company or any of its Subsidiaries in respect of capital expenditures, in either case that individually exceed $25,000 or in the aggregate exceed $50,000;

(s)          materially amend, modify or terminate any material Permit, other than routine renewals, or fail to maintain or timely obtain any Permit that is material to the ongoing operations of the Company and its Subsidiaries; or

(t)          enter into any agreement to do any action prohibited under this Section 7.01.

Nothing contained in this Section 7.01 shall give to BlueRiver, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company prior to the Closing Date. Prior to the Closing Date, each of BlueRiver and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law. Notwithstanding the foregoing, the Company may issue and sell promissory notes in an aggregate principal amount not to exceed $5,000,000 which are convertible into Equity Securities of the Company, in each case, on terms and conditions reasonably satisfactory to BlueRiver (collectively, “Permitted Company Financing”).

Section 7.02        Inspection. The Company shall, and shall cause its Subsidiaries to, afford to BlueRiver and its officers, employees, accountants, counsel, financing sources and other representatives reasonable access during the Interim Period, during normal business hours, to all of their respective properties, books and records (including, but not limited to, Tax Returns and work papers of, and correspondence with, the Company’s independent auditors), Contracts, commitments, customers, vendors and other business relations and officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request in connection with BlueRiver’s due diligence review and otherwise in connection with the consummation of this Agreement or the transactions contemplated hereby; provided that no investigation pursuant to this Section 7.02 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the BlueRiver Parties, provided, further, that the Company may update the Company Disclosure Schedule during the Interim Period and, provided, further, that any investigation pursuant to this Section 7.01 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or the BlueRiver Parties during normal business hours under the supervision of appropriate personnel of the Company or BlueRiver.

Section 7.03        Termination of Certain Agreements. The Company shall take all actions necessary to cause the Affiliate Transactions, other than those set forth on Schedule 7.03 of the Company Disclosure Schedule to be terminated without any further force and effect, and there shall be no further obligations or continuing liabilities of any of the relevant parties thereunder or in connection therewith following the Closing. Prior to the Closing, the Company shall deliver to BlueRiver written evidence reasonably satisfactory to BlueRiver of such termination.

Section 7.04        Trust Account Waiver. The Company acknowledges that BlueRiver is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated January 28, 2021 (the “Prospectus”), substantially all of BlueRiver’s assets consist of the cash proceeds of BlueRiver’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of BlueRiver, certain of its public shareholders and the underwriters of BlueRiver’s initial public offering. The Company acknowledges that it has been advised by BlueRiver that, except with respect to interest earned on the funds held in the Trust Account that may be released to BlueRiver to pay its income and franchise Taxes, the Trust Agreement provides that cash in the Trust Account may be disbursed only (a) if BlueRiver completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; and (b) if BlueRiver fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement and the BlueRiver Governing Document, to BlueRiver to permit BlueRiver to pay the costs and expenses of its dissolution, and then to BlueRiver’s public shareholders. For and in consideration of BlueRiver entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the

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Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with BlueRiver or any other Person; provided, however, that nothing in this Section 7.04 shall amend, limit, alter, change, supersede or otherwise modify the right of the to (i) bring any action or actions for specific performance, injunctive and/or other equitable relief or (ii) bring or seek a claim for Damages against BlueRiver, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account to holders of BlueRiver Ordinary Shares in accordance with the BlueRiver Governing Document and the Trust Agreement).

Section 7.01        Member Support Agreements. The Company will use commercially reasonable efforts to obtain, as soon as practical, but in no event later than thirty (30) days following the date of this Agreement, duly and validly executed Member Support Agreements from Company Members holding Company Membership Units required pursuant to the Company Operating Agreement and applicable Law to approve this Agreement, the Ancillary Documents and the transactions contemplated herein and therein, including the Merger and the amendment of the Company Operating Agreement to be in substantially the form of the Surviving Company A&R LLCA, in a form mutually agreeable to BlueRiver and the Company.

Section 7.02        Company Member Approval. The Company shall use commercially reasonable efforts to obtain, as soon as practical, but in no event later than three (3) Business Days, following the effective date of the Registration Statement, the consent from Company Members holding Company Membership Units required pursuant to the Company Operating Agreement and applicable Law to approve this Agreement, the Ancillary Documents and the transactions contemplated herein and therein, including the Merger and the amendment of the Company Operating Agreement to be in substantially the form of the Surviving Company A&R LLCA, in a form mutually agreeable to BlueRiver and the Company. Promptly following receipt of the Company Member Approval, the Company shall deliver a copy of the applicable written consents to BlueRiver.

ARTICLE 8
Covenants of BlueRiver

Section 8.01        Conduct of Business. During the Interim Period, except as set forth on Section 8.01 of the BlueRiver Disclosure Schedule, as contemplated by this Agreement, as required by Law or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), BlueRiver shall not, and BlueRiver shall cause the other BlueRiver Parties not to:

(b)         change, amend or propose to amend (i) the BlueRiver Governing Document or the certificate of incorporation, bylaws, memorandum and articles of association or other organizational documents of any BlueRiver Party or (ii) the Trust Agreement or any other agreement related to the Trust Agreement;

(c)         adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of capital stock of any BlueRiver Party, other than (i) in connection with the exercise of any BlueRiver Warrants outstanding on the date hereof, (ii) any redemption made in connection with the BlueRiver Shareholder Redemption Right, (iii) in connection with any Equity Financing conducted by BlueRiver after the date hereof, or (iv) as otherwise required by the BlueRiver Governing Document in order to consummate the transactions contemplated hereby;

(d)         merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of BlueRiver (other than the Merger);

(e)         enter into any agreement to do any action prohibited under this Section 8.01; or

(f)          (i) make or change any Tax election, (ii) take or fail to take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment, (iii) adopt or change any Tax accounting method, (iv) settle or compromise any Tax liability, (v) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (vi) file any amended Tax Return, (vii) consent to any extension or waiver of the statute of limitations regarding any amount of Taxes, (viii) settle or consent to any claim or assessment relating to Taxes or (ix) consent to any extension or waiver of the statute of limitations for any such claim or assessment.

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Section 8.02        Post-Closing Access; Preservation of Records. For a period of five (5) years after the Closing and to the extent consistent with all applicable Laws, the Surviving Pubco will make or cause to be made available to the Holder Representative all books, records and documents of the Company and each of its Subsidiaries (and the assistance of employees responsible for such books, records and documents) during regular business hours as may be reasonably necessary solely for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Action involving any Holder (other than any Action against the Surviving Pubco or any of its Affiliates, including the Company and its Subsidiaries, that relates to the subject matter hereof), or (b) preparing and delivering any accounting or other statement provided for under this Agreement; provided, however, that access to such books, records, documents and employees shall (i) be conducted in a manner reasonably calculated to minimize disruptions with the normal operation of the Company and its Subsidiaries and the reasonable out-of-pocket expenses of the Company and its Subsidiaries incurred in connection therewith will be paid by the Holder Representative and (ii) be permitted only to the extent it does not violate any obligation of confidentiality or jeopardize attorney-client privilege.

Section 8.03        Approved Listing Exchange. From the date hereof through the Closing, BlueRiver shall ensure that BlueRiver remains listed as a public company, and that BlueRiver Ordinary Shares remain listed, on NYSE American. BlueRiver shall use reasonable best efforts to ensure that the Surviving Pubco is listed as a public company, and that shares of Surviving Pubco Class A Common Stock are listed on the Approved Listing Exchange, as of the Effective Time.

Section 8.04        Equity Financing. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, each of the Parties shall, and each of them shall cause its respective Subsidiaries, controlled Affiliates and Representatives to, reasonably cooperate in a timely manner in connection with any Equity Financing or any other financing arrangement the Parties may mutually agree to seek in connection with the transactions contemplated hereby. Without limiting the generality of the foregoing, each of the Parties shall, and each of them shall cause its respective Subsidiaries, controlled Affiliates and Representatives to (a) provide such information and assistance as any of the other Parties may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries), (b) granting such access to third parties the other Parties or their respective Subsidiaries and Representatives may be reasonably request in connection with any Equity Financing and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such any Equity Financing (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). BlueRiver shall use commercially reasonable efforts to cause an Equity Financing resulting in additional Available Cash of not less than $10 Million to be consummated substantially concurrently with the Closing on terms and conditions mutually agreeable to BlueRiver and the Company.

Section 8.05        Section 16 of the Exchange Act. Prior to the Closing, the BlueRiver board of directors, or an appropriate committee thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC relating to Rule 16b-3(d) under the Exchange Act, such that the acquisition of the Surviving Pubco Class A Common Stock pursuant to this Agreement by any officer or director of the Company who is expected to become a “covered person” of BlueRiver for purposes of Section 16 of the Exchange Act (“Section 16”) shall be exempt acquisitions for purposes of Section 16.

ARTICLE 9
Joint Covenants

Section 9.01        Efforts to Consummate. (a)  Subject to the terms and conditions herein provided, each Party shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated hereby (including (x) the satisfaction, but not waiver, of the closing conditions set forth in Article 10, (y) obtaining consents of all Governmental Authorities and the expiration or termination of all applicable waiting periods under applicable Antitrust Laws necessary to consummate the transactions contemplated hereby, and (z) obtaining approval for listing the Surviving Pubco Class A Common Stock issued pursuant to this Agreement on the Approved Stock Exchange). All the costs incurred in connection with obtaining such consents or other clearance of all Governmental Authorities, including registration filing fees incurred by BlueRiver or the Company in connection with the Registration statement, the expiration or termination of all applicable waiting periods under applicable Antitrust Laws, including HSR Act

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filing fees and any filing fees in connection with any other Antitrust Law, and any fees associated with obtaining approval for listing the Surviving Pubco Class A Common Stock issued pursuant to this Agreement on the Approved Stock Exchange, shall be paid by the Company. Each Party shall make or cause to be made (and not withdraw) an appropriate filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof (and in any event, with respect to filings required under the HSR Act, within ten (10) Business Days). The Parties shall request early termination of the waiting period in any filings submitted under the HSR Act and shall use commercially reasonable efforts to supply as promptly as practicable to the appropriate Governmental Authorities additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law.

(b)         Each Party shall cooperate in connection with any investigation of the transactions contemplated hereby or litigation by, or negotiations with, any Governmental Authority or other Person relating to the transactions contemplated hereby or regulatory filings under applicable Law and (B) obtaining approval for listing the Surviving Pubco Class A Common Stock issued pursuant to this Agreement on the Approved Stock Exchange.

(c)         Each Party shall, in connection with the Agreement and the transactions contemplated hereby, to the extent permitted by applicable Law: (i) promptly notify the other Parties of, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other parties hereto of) any material substantive communications from or with any Governmental Authority or the Approved Stock Exchange, (ii) cooperate in connection with any proposed substantive written or oral communication with any Governmental Authority and permit the other Parties to review and discuss in advance, and consider in good faith the view of the other Parties in connection with, any proposed substantive written or oral communication with any Governmental Authority or the Approved Stock Exchange, (iii) not participate in any substantive meeting or have any substantive communication with any Governmental Authority or the Approved Stock Exchange unless it has given the other Parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority or Approved Stock Exchange, gives the other Parties or their outside counsel the opportunity to attend and participate therein, (iv) furnish such other Parties’ outside legal counsel with copies of all filings and communications between it and any such Governmental Authority or the Approved Stock Exchange and (v) furnish such other Parties’ outside legal counsel with such necessary information and reasonable assistance as such other Parties’ outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority or the Approved Stock Exchange; provided, that materials required to be provided pursuant to this Section may be restricted to outside legal counsel and may be redacted (A) as necessary to comply with contractual arrangements, and (B) to remove references to privileged information.

Section 9.02        Indemnification and Insurance.

(b) Each of the BlueRiver Parties agree that all rights held by each present and former director and officer of the Company and any of its Subsidiaries to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, provided in the respective certificate of formation, operating agreement or other organizational documents of the Company or such Subsidiary in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect. Without limiting the foregoing, the Surviving Pubco shall and shall cause the Company and each of its Subsidiaries (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of formation, operating agreement and other organizational documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of formation, operating agreement and other organizational documents of the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement, (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law and (iii) for a period of six years from the Closing Date, to indemnify and hold harmless each present and former officer, director, manager or member of BlueRiver and the Sponsor against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent permitted by Law.

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(c)         The Company shall cause coverage to be extended under the current, or new, directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time. If any claim is asserted or made within such six (6) year period, the provisions of this Section 9.02 shall be continued in respect of such claim until the final disposition thereof.

(d)         Notwithstanding anything contained in this Agreement to the contrary, this Section 9.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of the Surviving Pubco and the Surviving Company. In the event that the Surviving Pubco or the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Pubco or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 9.02.

(e)         The Surviving Pubco shall maintain customary D&O insurance on behalf of any Person who is or was a director or officer of the Surviving Pubco (at any time, including prior to the date hereof) against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person’s status as such, whether or not the Surviving Pubco would have the power to indemnify such Person against such liability under the provisions of the Surviving Pubco Certificate of Incorporation, the Surviving Pubco Bylaws or Section 145 of the DGCL or any other provision of Law.

Section 9.03        Tax Matters.

(b)         The Parties intend that for U.S. federal (and, as applicable, U.S. state and local) income Tax purposes: (i) the Domestication be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement be adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) the Surviving Company be treated as a continuation of the Company under Section 708 of the Code (and any similar provisions of U.S. state and local Tax Law) and (iii) the receipt by the Surviving Pubco of the Issued Surviving Company Equity Interests in the Merger be treated as the receipt of the Issued Surviving Company Equity Interests in exchange for the Surviving Pubco’s contribution of the Available Cash to the Surviving Company in a contribution governed by Section 721 of the Code (clauses (i) through (iii), the “Intended Tax Treatment”). The Parties hereto agree to use the interim closing method under Section 706 of the Code and the Treasury Regulations promulgated thereunder to allocate income, gain, loss, deduction or any other items of the Company between the Surviving Pubco and the Holders for the taxable period that includes the Closing Date. Each of the Parties shall use commercially reasonable efforts not to take an action that could reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment.

(c)         [Reserved.]

(d)         Except as required by a “determination” within the meaning of Section 1313 of the Code, the Parties shall, and shall cause each of their respective applicable Affiliates to (i) prepare and file all Tax Returns consistent with the Intended Tax Treatment (collectively, the “Tax Positions”), (ii) take no position in any communication with any Governmental Authority or any other action inconsistent with the Tax Positions, (iii) promptly inform each other of any challenge by any Governmental Authority to any portion of the Tax Positions, (iv) consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any such challenge to any portion of the Tax Positions and (v) use their respective commercially reasonable efforts to defend the Tax Positions in any Tax Proceeding.

(e)         The Surviving Pubco shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns for the Surviving Company, the Company and their respective Subsidiaries required to be filed after the Closing. With respect to any Tax Returns of the Surviving Company, the Company or their respective Subsidiaries that are of the type used to report the income, loss, gain or deduction from the operation of an entity classified as a partnership or other pass-through entity for applicable Tax purposes and that are of the type that could reflect items of income, loss, gain or deduction required to be included on a Tax Return of a Holder, and which Tax Return of the Surviving Company, the Company or any of their respective Subsidiaries relates to a taxable period (or portion thereof) ending on or before the Closing Date (whether or not such items are actually reflected thereon) (each such Tax Return, a “Pre-Closing Flow-Through Tax Return” and each such item a “Pre-Closing

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Flow-Through Tax Item”), (i) such Tax Returns shall be prepared consistent with past practice (ii) the Surviving Pubco shall submit such Tax Return to the Holder Representative no later than thirty (30) days prior to filing any such Tax Return for its review and (iii) the Surviving Pubco shall make any changes to such Tax Returns reasonably requested by the Holder Representative to the extent such comments relate to Pre-Closing Flow-Through Tax Items, in each case, except as otherwise required by applicable Law. All other Tax Returns shall be prepared consistent with the provisions of the Surviving Company A&R LLCA.

(f)          All Transfer Taxes incurred in connection with this Agreement shall be borne by the Surviving Pubco and paid when due. The Surviving Pubco shall timely file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the Holders will join in the execution of any such Tax Return or documentation.

(g)         After the Closing, each Party shall promptly notify the other Parties in writing upon receipt by the applicable Party or its Affiliates of notice of any audit, examination, claim or other similar proceeding with respect to Pre-Closing Flow-Through Tax Returns or Pre-Closing Flow-Through Tax Items (a “Tax Proceeding”). Such notification shall specify in reasonable detail the basis for such Tax Proceeding and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority. The Holder Representative shall have exclusive authority to control any Tax Proceeding pertaining to any Pre-Closing Flow-Through Tax Return for any taxable period ending on or before the Closing Date, provided that (i) the Holder Representative shall keep the Surviving Pubco informed as to the progress of any such Tax Proceeding, (ii) the Surviving Pubco shall have the right to participate in any such Tax Proceeding and to employ its own counsel at its expense, (iii) the Holder Representative shall provide the Surviving Pubco with a copy of, and an opportunity to review and comment on, all submissions made to any Governmental Authority in connection with such Tax Proceeding and (iv) the Holder Representative shall not settle any such Tax Proceeding without the prior written consent of the Surviving Pubco, which consent shall not be unreasonably withheld, conditioned or delayed. The Surviving Pubco shall have the exclusive authority to control any other Tax Proceeding relating to the Surviving Company, the Company or their respective Subsidiaries. Notwithstanding anything in this Agreement to the contrary, in the event that the Surviving Company, the Company or any of their respective Subsidiaries (or, in each case, any successor or predecessor entity) receives a notice of final partnership adjustment pursuant to Section 6225 of the Code (or any corresponding or similar provision of U.S. state or local Law) with respect to any Tax Proceeding, the Surviving Company, the Company or any of their respective Subsidiaries (or, in each case, any successor or predecessor entity) shall cause the applicable partnership representative (as defined in Section 6223 of the Code and any corresponding or similar provision or U.S. state or local Law) designated by each applicable entity or selected by the Internal Revenue Service to make a timely and valid “push-out” election pursuant to Section 6226 of the Code (and any corresponding or similar provision of U.S. state or local Law) unless otherwise directed by the Surviving Pubco. The Holders and the Company (or any Affiliates thereof) shall cooperate with the Surviving Pubco in making such election described in the preceding sentence, including causing the “partnership representative” (within the meaning of Section 6223 of the Code or any similar provision of U.S. state or local Law) of the Surviving Company, the Company or any of their respective Subsidiaries (or, in each case, any successor or predecessor entity), if applicable, and any “designated individual” (within the meaning of Treasury Regulations Section 301.6223-1 or any similar provision of U.S. state or local Law) of the Surviving Company, the Company or any of their respective Subsidiaries (or, in each case, any successor or predecessor entity), in each case, for any pre-closing Tax period (or portion thereof) to resign as partnership representative and/or designated individual of each Company or any applicable Subsidiary thereof (or, in each case, any successor or predecessor entity), and to appoint new partnership representatives or designated individuals, in each case in order to give effect the provisions of this Section 9.03(f).

(h)         The Surviving Pubco and the Holders (or any Affiliates thereof) shall use commercially reasonably efforts to cooperate, as and to the extent reasonably requested by the other party, in connection with the filing or amendment of Tax Returns and any audit or other proceeding with respect to Taxes or Tax Returns of the Surviving Pubco, the Surviving Company, the Company or its Subsidiaries. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(i)          Prior to the Closing, each Holder shall have delivered to BlueRiver a valid and duly executed IRS Form W-9.

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Section 9.04        Proxy Statement; Registration Statement.

(b)         As promptly as reasonably practicable after the date of this Agreement, BlueRiver and the Company shall prepare, and BlueRiver shall file with the SEC, (i) a preliminary proxy statement in connection with the Merger to be filed as part of the Registration Statement and sent to the Pre-Closing BlueRiver Holders relating to the BlueRiver Extraordinary General Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) for the purposes of the approval of the Transaction Proposals and (ii) the Registration Statement, in which the Proxy Statement will be included as a prospectus. BlueRiver and the Company shall use commercially reasonable efforts to cooperate, and cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the Proxy Statement and the Registration Statement. BlueRiver shall use its commercially reasonable efforts to cause the Proxy Statement and the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Merger.

(c)         BlueRiver shall as promptly as practicable notify the Company of any correspondence with the SEC relating to the Proxy Statement, the receipt of any oral or written comments from the SEC relating to the Proxy Statement, and any request by the SEC for any amendment to the Proxy Statement or for additional information. BlueRiver shall cooperate and provide the Company with a reasonable opportunity to review and comment on the Proxy Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and give due consideration to all comments reasonably proposed by the Company in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the Parties will provide each other with copies of all such filings made and correspondence with the SEC. BlueRiver shall use commercially reasonable efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the Merger, and the Company shall promptly furnish all information concerning the Company as may be reasonably requested in connection with any such action. Each of BlueRiver, the Company shall use reasonable best efforts to promptly furnish to each other party all information concerning itself, its Subsidiaries, officers, directors, managers, members and stockholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of BlueRiver, the Company and its Subsidiaries, as applicable, to the SEC or the Approved Listing Exchange in connection with the Merger (including any amendment or supplement to the Proxy Statement or the Registration Statement) (collectively, the “Offer Documents”). BlueRiver will advise the, promptly after BlueRiver receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the BlueRiver Ordinary Shares or the Surviving Pubco Class A Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement, the Registration Statement or the other Offer Documents or for additional information.

(d)         Without limiting the generality of Section 9.04(b), as promptly as reasonably practicable, but in no event later than August 21, 2023, the Company shall furnish to BlueRiver for inclusion in the Proxy Statement and the Registration Statement (a) all required financial statements of the Company and its Subsidiaries together with any required pro forma financial statements, in each case, that are required to be included in the initial Proxy Statement and the Registration Statement. From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement, the Company shall deliver to BlueRiver any audited or unaudited financial statements together, in each case, that are required to be included in the Proxy Statement and Registration Statement. All such financial statements, together with any audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company and the Company Subsidiaries that are required to be included in the Proxy Statement and the Registration Statement, as applicable, (A) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) in the case of any audited financial statements, will be audited in accordance with the standards of the Public Company Accounting Oversight Board and contain an unqualified report of the

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Company’s auditor and (C) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)         Each of BlueRiver and the Company shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by or on its behalf for inclusion or incorporation by reference in (i) either Proxy Statement will, as of the date it is first mailed to the Pre-Closing BlueRiver Holders, or at the time of the BlueRiver Extraordinary General Meeting, or (ii) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the Effective Time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(f)          If, at any time prior to the Effective Time, any information relating to BlueRiver, the Company, or any of their respective Subsidiaries, Affiliates, directors or officers, as applicable, or the Holders is discovered by any of BlueRiver or the Company and is required to be set forth in an amendment or supplement to either Proxy Statement or the Registration Statement, so that such Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.04, be promptly filed by BlueRiver with the SEC and, to the extent required by Law, disseminated to the Pre-Closing BlueRiver Holders.

Section 9.05        BlueRiver Shareholder Approval.

(b)         BlueRiver shall take, in accordance with applicable Law, the Approved Listing Exchange rules, and the BlueRiver Governing Document, all action necessary to call, hold, and convene an extraordinary general meeting of holders of BlueRiver Ordinary Shares (including any permitted adjournment or postponement, the “BlueRiver Extraordinary General Meeting”) to consider and vote upon the Transaction Proposals and to provide the BlueRiver Shareholders with the opportunity to effect a BlueRiver Share Redemption in connection therewith as promptly as reasonably practicable after the date that the Registration Statement is declared effective under the Securities Act. BlueRiver shall, through the BlueRiver board of directors, recommend to the BlueRiver Shareholders (including in the Proxy Statement) and solicit approval of (i) the adoption and approval of this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) the Domestication, (iii) in connection with the Domestication, the amendment of the BlueRiver Governing Document and approval of the Surviving Pubco Certificate of Incorporation and Surviving Pubco Bylaws, (iv) the issuance of Surviving Pubco Class V Common Stock and Surviving Pubco Class A Common Stock in connection with the Merger, (v) the adoption of the Incentive Equity Plan and the Purchase Plan, (vi) the election of the directors constituting the Surviving Pubco Board, (vii) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto, (viii) the adoption and approval of any other proposals as reasonably agreed by BlueRiver and the Company to be necessary or appropriate in connection with the Merger and (ix) adjournment of the BlueRiver Extraordinary General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (ix), together, the “Transaction Proposals”).

(c)         Notwithstanding anything to the contrary contained in this Agreement, once the BlueRiver Extraordinary General Meeting to consider and vote upon the Transaction Proposals has been called and noticed, BlueRiver will not postpone or adjourn the BlueRiver Extraordinary General Meeting without the consent of the Company, other than (i) for the absence of a quorum, in which event BlueRiver shall postpone the meeting up to three (3) times for up to ten (10) Business Days each time, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that BlueRiver has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of BlueRiver Ordinary Shares prior to the BlueRiver Extraordinary General Meeting, or (iii) a one-time postponement of up to ten (10) Business Days to solicit additional proxies from holders of BlueRiver Ordinary Shares to the extent BlueRiver has determined that such postponement is reasonably necessary to obtain the approval of the Transaction Proposals.

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Section 9.06        Surviving Pubco Board of Directors. The Parties shall take all necessary action to cause the Board of Directors of the Surviving Pubco (the “Surviving Pubco Board”) as of immediately following the Closing to consist of a number of directors to be mutually agreed between BlueRiver and the Company; provided, that a majority of the initial directors of the Surviving Pubco Board shall be designated by the Company, provided, that the initial Surviving Pubco Board shall include the following individuals: Joe de Compiegne, Randall Mays, Vic Bertrand, Mark Novotny, and Dr. Phillips, and the remaining initial directors shall be designated by BlueRiver, in each case, no later than fourteen (14) days prior to the effective date of the Registration Statement (the “Designees”). Each Designee shall meet the director qualification and eligibility criteria of the Nominating and Corporate Governance Committee of the Board of Directors of BlueRiver, and a number of Designees shall qualify as independent directors as determined by the Board of Directors of BlueRiver such that a majority of the directors as of immediately following the Closing shall qualify as independent directors. The Designees shall be assigned to classes of the Surviving Pubco Board as mutually agreed between BlueRiver and the Company.

Section 9.07        Trust Account. Upon satisfaction or waiver of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice BlueRiver shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the BlueRiver Governing Document, (a) at the Closing, (i) BlueRiver shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to (A) pay as and when due all amounts payable for BlueRiver Share Redemptions and (B) pay all amounts then available in the Trust Account in accordance with this Agreement and the Trust Agreement, including the payment of the amount of Available Cash to the Surviving Company and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 9.08        Form 8-K Filings. BlueRiver and the Company shall mutually agree upon and issue a press release announcing the effectiveness of this Agreement (the “Signing Press Release”). BlueRiver and the Company shall cooperate in good faith with respect to the prompt preparation of, and, as promptly as practicable after the effective date of this Agreement (but in any event within four (4) Business Days thereafter), BlueRiver shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement as of its effective date (the “Announcement 8-K”). Prior to Closing, BlueRiver and the Company shall mutually agree upon and prepare the press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with or promptly after the Closing, BlueRiver shall issue the Closing Press Release. BlueRiver and the Company shall cooperate in good faith with respect to the preparation of, and, at least five (5) days prior to the Closing, BlueRiver shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (the “Completion 8-K”). Concurrently with the Closing, or as soon as practicable (but in any event within four (4) Business Days) thereafter, the Surviving Pubco shall file the Completion 8-K with the SEC.

Section 9.09        Incentive Equity Plan and Purchase Plan. Prior to the effective date of the Registration Statement, BlueRiver shall approve, and subject to approval of the BlueRiver Shareholders, adopt, (a) an incentive equity plan that provides for grant of awards to employees and other service providers of the Surviving Pubco and its Subsidiaries, with a total pool of awards of Surviving Pubco Class A Ordinary Shares not exceeding ten percent (10)% of the aggregate number of the sum of (i) shares of Blue River Class A Ordinary Shares outstanding at Closing and (ii) securities convertible into BlueRiver Class A Ordinary Shares, with an annual “evergreen” increase of not more than three percent (3%) of the shares of BlueRiver Class A Ordinary Shares outstanding as of the day prior to such increase, in a form to be mutually agreed to by the Parties prior to the effective date of the Registration Statement (the “Incentive Equity Plan”) and (b) an employee stock purchase plan, that provides for grant of purchase rights with respect to BlueRiver Class A Ordinary Shares to employees of the Surviving Pubco and its Subsidiaries, with a total pool of shares of BlueRiver Class A Ordinary Shares not exceeding one percent (1%) of the aggregate number of the sum of (i) shares of BlueRiver Class A Ordinary Shares outstanding at Closing and (ii) securities convertible into BlueRiver Class A Ordinary Shares, with an annual “evergreen” increase of one percent (1%) of the shares of BlueRiver Class A Ordinary Shares outstanding as of the day prior to such increase, in the form, in a form to be mutually agreed to by the Parties prior to the effective date of the Registration Statement (the “Purchase Plan”).

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Section 9.10        No Shop. During the Interim Period, neither the Company nor its Subsidiaries will, nor will they authorize or permit their respective Representatives to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any (w) sale of any assets of the Company and its Subsidiaries outside the Ordinary Course of Business, (x) sale of any Equity Securities of the Company or any of its Subsidiaries (other than the Permitted Financing), (y) listing of any of its Equity Securities on any listing exchange, or (z) merger, joint venture, consolidation, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries (each, an “Acquisition Transaction”), (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of Equity Securities of the Company or any of its Subsidiaries in connection with any proposal or offer that could reasonably be expected to lead to an Acquisition Transaction, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other arrangement relating to any Acquisition Transaction or any proposal or offer that could reasonably be expected to lead to an Acquisition Transaction, (v) commence, continue, permit or renew any due diligence investigation regarding any Acquisition Transaction, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its controlled Affiliates or Representatives to take any such action. The Company shall, and shall cause its Subsidiaries to and shall direct its and their respective controlled Affiliates and Representatives acting on its behalf to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Acquisition Transaction (other than the Transactions). The Company also agrees that it will promptly request each special purpose acquisition corporation that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Transaction to return or destroy all confidential information furnished to such person by or on behalf of the Company prior to the date hereof. During the Interim Period, the Company shall notify BlueRiver promptly after receipt by the Company, its Subsidiaries or any of their respective securityholders or Representatives of any inquiry or proposal with respect to an Acquisition Transaction, any inquiry that would reasonably be expected to lead to an Acquisition Transaction or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any third party, in each case, that is related to or that would reasonably be expected to lead to an Acquisition Transaction. In such notice, the Company shall identify the third party making any such inquiry, proposal, indication or request with respect to an Acquisition Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. The Company shall keep BlueRiver informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Acquisition Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.

Section 9.11        Notification of Certain Matters. Each Party shall give prompt notice to the other Party of (a) any Action or investigation that would have been required to be disclosed under Section 5.09 if the Company had knowledge of it as of the date hereof or 6.04 if the BlueRiver Parties had knowledge of it as of the date hereof; (b) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 10.02 or Section 10.03 not to be satisfied at any time from the date of this Agreement to the Effective Time; (c) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement; (d) any regulatory notice, report or results of inspection from a Governmental Authority in respect of the transactions contemplated by this Agreement; and (e) any information or knowledge obtained by the Company that could reasonably be expected to materially affect the Company’s current projections, forecasts or budgets or estimates of revenues, earnings or other measures of financial performance for any period.

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ARTICLE 10
Conditions to Obligations

Section 10.01      Conditions to Obligations of the BlueRiver Parties and the Company. The obligations of the BlueRiver Parties and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if permitted by applicable Law) in writing by all of such parties:

(b)         HSR Act. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated.

(c)         Approved Stock Exchange Listing Requirements. The shares of Surviving Pubco Class A Common Stock contemplated to be listed pursuant to this Agreement shall have been listed on the Approved Stock Exchange and shall be eligible for continued listing on Approved Stock Exchange immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to Closing).

(d)         Applicable Law. There shall not be in force any applicable Law or Governmental Order enjoining, prohibiting, making illegal, or preventing the consummation of the Merger.

(e)         BlueRiver Shareholder Approval. The BlueRiver Shareholder Approval shall have been obtained.

(f)          Company Member Approval. The Company Member Approval shall have been obtained.

(g)         Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.

(h)         Net Tangible Assets. BlueRiver shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing of the BlueRiver Share Redemption.

(i)          Domestication. The Domestication shall have been consummated.

(j)          Available Cash. The amount equal to the Available Cash, minus the BlueRiver Expenses and Company Transaction Expenses, in each case, that remain unpaid as of the Closing, is equal to or greater than Ten Million Dollars ($10,000,000.00).

(k)         Surviving Company and Surviving Pubco Governing Documents. The forms of Surviving Company A&R LLCA, the Surviving Pubco Certificate of Incorporation, and Surviving Pubco Bylaws, Amended and Restated Registration Rights Agreement, Incentive Equity Plan and Purchase Plan, and the economic and voting rights, pending release from transfer restrictions set forth in the Sponsor Support Agreement, to be associated with 25% of the shares of Surviving Pubco Class A Common Stock to be received by Sponsor in connection with the BlueRiver Class B Ordinary Shares Conversion and held by Sponsor at the Effective Time, shall have been mutually agreed to by the Parties.

(l)          Deferred Underwriting Commission Waiver Letter. The Waiver Letter shall be in full force and effect.

Section 10.02      Conditions to Obligations of the BlueRiver Parties. The obligations of the BlueRiver Parties to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by BlueRiver:

(b)         Representations and Warranties.

(i)          Each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 5.01 (Corporate Organization of the Company (Due Incorporation)), Section 5.02 (Subsidiaries), Section 5.03 (Due Authorization), Section 5.06 (Capitalization), Section 5.15 (Brokers Fees), and Section 5.19(a) (Absence of Changes (No Company Material Adverse Effect)), shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made

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anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)         The representations and warranties of the Company contained in Section 5.19(a) (Absence of Changes (No Company Material Adverse Effect)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time.

(iii)        Each of the representations and warranties of the Company contained in Section 5.01 (Corporate Organization of the Company (Due Incorporation)), Section 5.02 (Subsidiaries), Section 5.03 (Due Authorization), Section 5.06 (Capitalization), and Section 5.15 (Brokers’ Fees) (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), shall be true and correct in all respects as of the date of this Agreement and as of Closing Date, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct in all respects inaccuracies as of such earlier date).

(c)         Covenants. Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.

(d)         No Company Material Adverse Effect. From the date of this Agreement there shall not have occurred a Company Material Adverse Effect.

(e)         Closing Deliverables. BlueRiver shall have received the deliverables set forth in Section 4.05(a).

Section 10.03      Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(b)         Representations and Warranties.

(i)          Each of the representations and warranties of the BlueRiver Parties in this Agreement (without giving effect to any materiality or “BlueRiver Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 6.01 (Corporate Organization), Section 6.02 (Due Authorization), Section 6.06 (BlueRiver Capitalization), Section 6.11 (Brokers Fees), and Section 6.14(b) (Absence of Changes (No BlueRiver Material Adverse Effect)), shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a BlueRiver Material Adverse Effect.

(ii)         The representations and warranties of the BlueRiver Parties contained in Section 6.14(b) (Absence of Changes (No BlueRiver Material Adverse Effect)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time.

(iii)        Each of the representations and warranties of the BlueRiver Parties contained in Section 6.01 (Corporate Organization), Section 6.02 (Due Authorization), Section 6.06 (BlueRiver Capitalization), and Section 6.11 (Brokers Fees) (without giving effect to any materiality or “BlueRiver Material Adverse Effect” or similar qualifications therein), shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of Closing Date, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies as of such earlier date).

(c)         Covenants. Each of the covenants of the BlueRiver Parties to be performed as of or prior to the Closing shall have been performed in all material respects.

(d)         No BlueRiver Material Adverse Effect. From the date of this Agreement there shall not have occurred a BlueRiver Material Adverse Effect.

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(e)         Closing Deliverables. The Company shall have received the deliverables set forth in Section 4.05(b).

Section 10.04      Satisfaction of Conditions. All conditions to the obligations of the Company and the BlueRiver Parties to proceed with the Closing under this Agreement will be deemed to have been fully and completely satisfied or waived for all purposes if the Closing occurs.

ARTICLE 11
Termination/Effectiveness

Section 11.01      Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing:

(b)         by written consent of the Company and BlueRiver;

(c)         by written notice to the Company from BlueRiver, if:

(i)          there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date BlueRiver provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from BlueRiver of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(ii)         the Closing has not occurred on or before February 2, 2024 (the “Termination Date”); provided, that this Agreement may not be terminated under this Section 11.01(b)(ii) by or on behalf of any party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the primary cause of the failure of a condition set forth in Article 10 on or prior to the Termination Date;

(iii)        the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final, non-appealable Governmental Order; or (iv) the Approved Stock Exchange rejects the listing of the Surviving Pubco Class A Common Stock to be issued pursuant to this Agreement, and such rejection is final and non-appealable; provided, that the right to terminate this Agreement under subsection (ii) of this Section 11.01(b) shall not be available if any of the BlueRiver Parties is in breach of this Agreement and such breach is the primary cause of the failure of the conditions set forth in Section 10.03(a) or Section 10.03(b) to be satisfied as of the Termination Date;

(iv)        BlueRiver determines, in its sole discretion, not to proceed with consummating the transactions contemplated by this Agreement in connection with BlueRiver’s ongoing due diligence review of the Company and its Affiliates; or

(v)         if the Company has not obtained, and delivered to BlueRiver, duly and validly executed Member Support Agreements from Company Members holding Company Membership Units required pursuant to the Company Operating Agreement and applicable Law to approve this Agreement, the Ancillary Documents and the transactions contemplated herein and therein, including the Merger and the amendment of the Company Operating Agreement to be in substantially the form of the Surviving Company A&R LLCA, in a form mutually agreeable to BlueRiver and the Company, within thirty (30) days following the date of this Agreement; or

(vi)        if the Company has not obtained, and delivered to BlueRiver, Company Member Approval within three (3) Business Days following the effective date of the Registration Statement.

(d)         by written notice to BlueRiver from the Company, if:

(i)          there is any breach of any representation, warranty, covenant or agreement on the part of the BlueRiver Parties set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating BlueRiver Breach”), except that, if any such

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Terminating BlueRiver Breach is curable by BlueRiver, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date BlueRiver provides written notice of such violation or breach and the Termination Date) after receipt by BlueRiver of notice from the Company of such breach, but only as long as BlueRiver continues to exercise such reasonable best efforts to cure such Terminating BlueRiver Breach (the “BlueRiver Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating BlueRiver Breach is not cured within the BlueRiver Cure Period;

(ii)         the Closing has not occurred on or before the Termination Date;

(iii)        the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final, non-appealable Governmental Order; or (iv) Approved Stock Exchange rejects the listing of the Surviving Pubco Class A Common Stock to be issued pursuant to this Agreement, and such rejection is final and non-appealable; provided, that the right to terminate this Agreement under subsection (ii) of this Section 11.01(c) shall not be available if the Company is in breach of this Agreement and such breach is the primary cause of the failure of the conditions set forth in Section 10.02(a) or Section 10.02(b) to be satisfied as of the Termination Date;

(e)         by written notice from either the Company or BlueRiver to the other party if the BlueRiver Shareholder Approval is not obtained upon a vote duly taken thereon at the BlueRiver Extraordinary General Meeting (subject to any permitted adjournment or postponement of the BlueRiver Extraordinary General Meeting); or

(f)          at any time prior to fourteen (14) days following the later of (i) the date of this Agreement, and (ii) the date on which BlueRiver delivers the BlueRiver Disclosure Schedules, the Company determines, in its sole discretion not to proceed with consummating the transactions contemplated by this Agreement in connection with the Company’s ongoing due diligence review of BlueRiver.

Section 11.02      Effect of Termination. Except as otherwise set forth in this Section 11.02, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the any of the Parties for any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Sections 7.04, 11.02, 13.05, 13.06, 13.07, 13.08, 13.12 and 13.14, (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement.

ARTICLE 12
Holder Representative

Section 12.01      Designation and Replacement of Holder Representative. The parties hereto have agreed that it is desirable to designate a representative to act on behalf of the Holders (the “Holder Representative”). Prior to the effective date of the Registration Statement, the Company shall designate a Person to serve as the initial Holder Representative by obtaining an executed joinder to this Agreement from such Person in a form reasonably satisfactory to BlueRiver, and the approval of this Agreement by the Holders shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and prior to the Closing, the Holder Representative may be removed by the Company and following the Closing, from time to time, by a vote of Persons which then collectively own a majority of the Surviving Company Class A Units issued to the Holders in respect of the Merger that remain outstanding as of such time (the “Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

Section 12.02      Authority and Rights of the Holder Representative; Limitations on Liability.

(b)         The Holder Representative shall have full power and authority on behalf of the Holders solely with respect to Section 8.02 and Section 9.03 of this Agreement:

(i)          to act on behalf of each of them in the absolute discretion of Holder Representative, including with the power to execute and deliver any amendment or waiver respect to Section 8.02 and Section 9.03 of this Agreement or any Ancillary Agreement;

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(ii)         to assert, and to agree to resolution of, any claim or dispute under Section 8.02 and Section 9.03 of this Agreement, and to take any and all actions (including, for the avoidance of doubt, executing and delivering any notices or documents, incurring any costs and expenses on behalf of the Holders, making any and all determinations, negotiating, compromising, settling, exercising, or refraining from exercising any remedies available to the Holders, and signing any releases, agreements, or other documents, in each case with respect to any such claim or dispute) that may be required or permitted by Section 8.02 and Section 9.03 of this Agreement.

(iii)        to engage and employ advisors, consultants, agents, representatives, accountants, legal counsel, and other professionals and incur such out-of-pocket fees, costs, and expenses as the Holder Representative deems necessary or prudent in connection with the performance of its duties under this Agreement;

(iv)        to make and receive notices and other communications pursuant to Section 8.02 or Section 9.03 of this Agreement and service of process in any Action arising out of or related to Section 8.02 or Section 9.03 of this Agreement;

(v)         in general, to do all things and to perform all acts, including executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable to effectuate the provisions of this Section 12.02.

(c)         The BlueRiver Parties and the Surviving Pubco will be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Holder by the Holder Representative in connection with Section 8.02 and Section 9.03 of this Agreement, and on any other action taken or purported to be taken on behalf of any Holder by the Holder Representative in connection with Section 8.02 and Section 9.03 of this Agreement, as being fully binding upon such Person. Any decision or action by the Holder Representative hereunder, including any agreement between the Holder Representative and any BlueRiver Party or the Surviving Pubco relating to the defense, payment, or settlement of any claims in connection with Section 8.02 and Section 9.03 of this Agreement, will constitute a decision or action of all Holders and will be final, binding and conclusive upon each such Person. No Holder will have the right to object to, dissent from, protest or otherwise contest the same. The BlueRiver Parties and the Surviving Pubco will be entitled to rely upon any document or other paper delivered by the Holder’s Representative as (i) genuine and correct and (ii) having been duly signed or sent by the Holder’s Representative, and the BlueRiver Parties and the Surviving Pubco will not be liable to any Holder or the Company or any of its Subsidiaries for any action taken or omitted to be taken by the BlueRiver Parties or the Surviving Pubco in such reliance.

(d)         The provisions of this Section 12.02 will be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees, and successors of each Holder, and any references in this Agreement to a Holder will mean and include the successors to the Holder’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(e)         The Holders will indemnify and hold harmless the Holder Representative against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Holder Representative in connection with any action, suit, or proceeding to which the Holder Representative is made a party by reason of the fact it is or was acting as the Holder Representative pursuant to the terms of this Agreement and any expenses incurred by the Holder Representative in connection with the performance of its duties hereunder.

(f)          The Holder Representative will be entitled to the payment by the Holders of all expenses incurred as the Holder Representative.

(g)         The Holder Representative will not have, by reason of this Agreement, a fiduciary relationship in respect of any Holder, except in respect of amounts received hereunder on behalf of such Holder. The Holder Representative will not be liable to any Holder for any action taken or omitted by it or any agent employed by it hereunder or under any other document entered into in connection herewith, except that the Holder’s Representative will not be relieved of any liability imposed by Law for willful misconduct. The Holder Representative will not be liable to the Holders for any apportionment or distribution of payments made by the Holder’s Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Holder to whom payment was due, but not made, will be

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to recover from other Holders any payment in excess of the amount to which they are determined to have been entitled. Neither the Holder Representative nor any agent employed by it will incur any liability to any Holder by virtue of the failure or refusal of the Holder Representative for any reason to consummate the transactions contemplated hereby or relating to the performance of its other duties hereunder, except for actions or omissions constituting fraud or bad faith.

(h)         All of the rights, indemnities, immunities, and powers granted to the Holder Representative under this Agreement will survive the Closing.

ARTICLE 13
Miscellaneous

Section 13.01      Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Effective Time and then only to such extent until such covenants and agreements have been fully performed and (ii) any claim based upon Fraud.

Section 13.02      Waiver. Any party to this Agreement may, at any time prior to the Closing, waive any of the terms or conditions of this Agreement. No waiver of any term or condition of this Agreement shall be valid unless the waiver is in writing and signed by the waiving party.

Section 13.03      Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email or other electronic transmission, addressed as follows:

(i)          If to any BlueRiver Party, to:

BlueRiver Acquisition Corp.
250 West Nottingham Drive, Suite 400
San Antonio, Texas
Attention: Eric Medina
Email: eric.medina@blueriverspac.com

with copies (which shall not constitute notice) to:

Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
Attention: Dan Espinoza
Email: DEspinoza@goodwinlaw.com

If to the Company, to:

Spinal Stabilization Technologies, LLC
P.O. Box 90622
San Antonio, TX 78209
Attention: Mark Novotny
Email: mnovotny@sstspine.com

or to such other address or addresses as the parties may from time to time designate in writing by notice to the other parties in accordance with this Section 13.03.

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Section 13.04      Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto; provided, that each BlueRiver Party may assign this Agreement and its rights hereunder without the prior written consent of the Company to any Affiliate of such BlueRiver Party; provided, further, that no such assignment shall relieve such BlueRiver Party of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 13.05      Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 9.02, (b) from and after the Effective Time, the Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Article 3, Article 4, and this Section 13.05 and (c) the past, present and future directors, managers, officers, employees, incorporators, members, partners, equityholders, Affiliates, agents, attorneys, advisors and representatives of the parties and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, this Section 13.05 and Section 13.14.

Section 13.06      Expenses. Except as otherwise provided in this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the party incurring such expenses, whether or not the transactions contemplated herein are consummated; provided, that if the Merger is consummated, the Surviving Pubco shall be responsible for paying all such expenses.

Section 13.07      Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, except to the extent that the provisions of the TBOC are applicable, in which case the TBOC shall apply.

Section 13.08      Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or .pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals.

Section 13.09      Entire Agreement. This Agreement, the Confidentiality Agreement, and the Ancillary Agreements constitute the entire agreement among the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties hereto except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 13.10      Amendments. Prior to the Closing, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Company and BlueRiver; provided, the the initial Holder Representative shall become a party to this Agreement solely in its capacity as the initial Holder Representative upon the valid execution by the Holder Representative of a joinder to this Agreement in a form reasonably satisfactory to BlueRiver. Following the Closing, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Company and the Holder Representative.

Section 13.11      Publicity. Except (a) communications consistent with the final form of joint press release announcing the transactions contemplated by this Agreement and the investor presentation given to investors in connection with the announcement of the transactions contemplated by this Agreement or (b) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the BlueRiver Parties, on the one hand, and the Company and the Holder Representative, on the other hand, shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable

Annex A-61

comment by the other, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Authority with respect thereto, and shall not make or issue any such press release or other public written communications or otherwise make any planned public statements without the prior written consent of the other.

Section 13.12      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 13.13      Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 13.13. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.14      Enforcement.

(b)         The Parties agree that irreparable damage for which monetary Damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of Damages or inadequacy of any remedy at Law, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement.

(c)         Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13.14(b) shall not be required to provide any bond or other security in connection with any such injunction.

Section 13.15      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and no past, present or future director, officer, employee, incorporator, member,

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partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or BlueRiver under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 13.15, nothing in this Section 13.15 shall limit (a) any liabilities or obligations against any party to an Ancillary Agreement in respect thereof or (b) any Party’s remedies in the event of Fraud.

[Signature pages follow.]

Annex A-63

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

BLUERIVER ACQUISITION CORP.
By:	/s/ John Gregg
	Name:	John Gregg
	Title:	Co-CEO

BLUA MERGER SUB LLC
By:	/s/ John Gregg
	Name:	John Gregg
	Title:	Authorized Person

SPINAL STABILIZATION TECHNOLOGIES, LLC
By:	/s/ Mark Novotny
	Name:	Mark Novotny
	Title:	President and CEO

Annex A-64

Annex B

CERTIFICATE OF INCORPORATION

OF

SPINAL STABILIZATION TECHNOLOGIES, INC.

ARTICLE I

The name of the Corporation is Spinal Stabilization Technologies, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is [•]. The name of its registered agent at such address is [•].

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue 284,000,000 of which (i) 250,000,000 shares shall be a class designated as Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), (ii) 24,000,000 shares shall be a class designated as Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock” and, together with the Class A Common Stock, the “Common Stock”) and (iii) 10,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate class vote of the holders of Undesignated Preferred Stock, or any separate series vote of any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

1.    Common Stock. Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate of Incorporation (“Certificate”) (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a)    the holders of the Common Stock, voting as a single class, shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b)    no holder of shares of Common Stock shall be entitled to preemptive rights;

Annex B-1

(c)    dividends may be declared and paid or set apart for payment upon the Class A Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof;

(d)    upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Class A Common Stock; and

(e)    notwithstanding anything herein to the contrary, Class V Common Stock shall not be entitled to receive any dividends under clause (c) above or any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation under clause (d) above.

2.    Undesignated Preferred Stock. The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. Except as otherwise provided by any certificate of designations of any series of Undesignated Preferred Stock then outstanding or by law, no holder of any series of Undesignated Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

3.    Transfer of Class V Common Stock. A holder of Class V Common Stock may transfer shares of Class V Common Stock to any transferee (other than the Corporation) only if, and only to the extent, permitted by the Fifth Amended and Restated Limited Liability Company Agreement of Spinal Stabilization Technologies, LLC (the “LLC”), dated on or about the date hereof (as may be amended or modified from time to time, the “LLC Agreement”), such holder also simultaneously transfers an equal number of such holder’s Class A Common Units (as defined in the LLC Agreement) to such transferee. Upon a transfer of Class A Common Units in accordance with the LLC Agreement, an equal number of shares of Class V Common Stock held by the holder of such Class A Common Units will automatically and simultaneously be transferred to the same transferee of such Class A Common Units. Any purported transfer of shares of Class V Common Stock in violation of the foregoing restrictions shall be null and void.

4.    Redemption of Class V Common Stock. A holder of Class A Common Units may cause to be redeemed all or any portion of its Class A Common Units, together with the cancellation of an equal number of shares of Class V Common Stock, for shares of Class A Common Stock on the terms and subject to the conditions set forth in the LLC Agreement. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon an Exchange (as defined in the LLC Agreement) of Class A Common Units pursuant to the LLC Agreement, such number of shares of Class A Common Stock equal to the product of (i) the number of then-outstanding Class A Common Units subject to Exchange multiplied by (ii) the Exchange Rate (as defined in the LLC Agreement). To the extent that any holder of Class V Common Stock exercises its right pursuant to the LLC Agreement to have some or all of such holder’s Class A Common Units redeemed in accordance with the LLC Agreement, then simultaneous with the payment of the consideration due under the LLC Agreement to such holder of Class V Common Stock for such holder’s Class A Common Units, the Corporation shall cancel such number of shares of Class V Common Stock registered in the name of the redeeming or exchanging holder of Class V Common Stock equal to the number of Class A Common Units held by such holder of Class V Common Stock that are redeemed or exchanged in such redemption or exchange transaction, and such Class V Common Stock shall be automatically retired and canceled and shall not be reissued.

5.    Cancellation of Class V Common Stock. A holder of Class V Common Stock may surrender shares of Class V Common Stock to the Corporation for no consideration at any time. Following the surrender of any shares of Class V Common Stock to the Corporation, the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation. In the event that any outstanding share of Class V Common Stock shall cease to be held directly or indirectly by a holder of a Class A Common Unit, as set forth in the books and records of the LLC, such share shall automatically and without further action on the part of the Corporation or any holder of Class V Common Stock be transferred to the Corporation and cancelled for no consideration. In the event that the number of shares of Class V Common Stock held by a holder ceases to equal the number of Class A Common Units held by such holder, as set forth in the books and records of the LLC, any shares of Class V

Annex B-2

Common Stock held in excess of the number of Class A Common Units held by such holder shall automatically and without further action on the part of the Corporation or such holder be transferred to the Corporation and cancelled for no consideration. The Corporation shall not issue additional shares of Class V Common Stock after the date hereof other than in connection with the valid issuance of Class A Common Units in accordance with the LLC Agreement.

ARTICLE V

STOCKHOLDER ACTION

1.    Action without Meeting. Except as may otherwise be provided by or pursuant to this Certificate (or any certificate of designations of any series of Undesignated Preferred Stock then outstanding) with respect to the holders of any series of Undesignated Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

2.    Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by a majority of the total number of authorized Directors, whether or not there exist any vacancies or unfilled seats in previously authorized directorships (the “Whole Board”), acting pursuant to a resolution approved by the affirmative vote of a majority of the Whole Board, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

ARTICLE VI

DIRECTORS

1.    General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2.    Election of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation (the “Bylaws”) shall so provide.

3.    No Cumulative Voting. No stockholder will be permitted to cumulate votes at any election of directors.

4.    Number of Directors; Term of Office. Subject to the rights of the holders of any series of Undesignated Preferred Stock, the number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Undesignated Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2025, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2026, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2027. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal. Subject to the rights of holders of any series of Undesignated Preferred Stock with respect to the election of Directors, if the number of Directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Whole Board shall shorten the term of any incumbent Director.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

Annex B-3

5.    Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI, Section 3 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

6.    Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders of not less than two-thirds of the outstanding shares of capital stock then entitled to vote at an election of Directors.

ARTICLE VII

LIMITATION OF LIABILITY; INDEMNIFICATION

1.    Definitions. For purposes of this Article:

(a)    “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Article VII, Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b)    “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation, including, for the avoidance of doubt, any person who has served as a director of BlueRiver Acquisition Corp., a Cayman Islands exempted company;

(c)    “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d)    “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e)    “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

Annex B-4

(f)    “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g)    “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation, including, for the avoidance of doubt, any person who has served as an officer of BlueRiver Acquisition Corp., a Cayman Islands exempted company;

(h)    “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i)    “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) 50% or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) 50% or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

2.    Limitation of Liability. To the fullest extent permitted by law, as it now exists or may hereafter be amended, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty owed to the Corporation or its stockholders. Without limiting the effect of the preceding sentence, if the DGCL is amended after the effective date of this Certificate to authorize the further elimination or limitation of the liability of a Director, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, repeal or modification of this Article VII, including by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not eliminate, reduce or otherwise adversely affect any limitation of the personal liability of a Director of the Corporation or any other right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.

3.    Indemnification of Directors and Officers. Each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Article VII, Section 3.

(a)    Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation.

(b)    Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Article VII, Section 3(b) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery of the State of Delaware or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

Annex B-5

(c)    Survival of Rights. The rights of indemnification provided by this Article VII, Section 3 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(d)    Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under this Certificate in accordance with the provisions set forth herein.

4.    Indemnification of Non-Officer Employees. Each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by law, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Article VII, Section 4 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

5.    Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article VII to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

6.    Advancement of Expenses to Directors Prior to Final Disposition.

The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within 30 days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under this Certificate.

If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within 30 days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting or defending such suit. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such

Annex B-6

advancement of Expenses under this Article VII shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

7.    Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

8.    Contractual Nature of Rights.

The provisions of this Article VII shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article VII is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article VII nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VII shall eliminate or reduce any right conferred by this Article VII in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article VII shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

If a claim for indemnification (following final disposition of such Proceeding) or advancement of Expenses hereunder by a Director or Officer is not paid in full by the Corporation within 60 days after receipt by the Corporation of a written claim for indemnification or advancement of Expenses, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, pursuant to the terms of an undertaking, such Director or Officer shall also be entitled to be paid the expenses of prosecuting or defending such suit. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article VII shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification or advancement of Expenses shall be on the Corporation.

In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

Annex B-7

9.    Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article VII shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of this Certificate or the Bylaws of the Corporation, agreement, vote of stockholders or Disinterested Directors or otherwise.

10.    Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article VII.

11.    Other Indemnification. Subject to any other right which any Director, Officer or Non-Officer Employee may have or hereafter acquire under any statute, provision of this Certificate or the Bylaws of the Corporation, agreement, vote of stockholders or Disinterested Directors or otherwise to the contrary, the Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article VII as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Subject to any other right which any Director, Officer or Non-Officer Employee may have or hereafter acquire under any statute, provision of this Certificate or the Bylaws of the Corporation, agreement, vote of stockholders or Disinterested Directors or otherwise to the contrary, any indemnification or advancement of Expenses under this Article VII owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

ARTICLE VIII

AMENDMENT OF BYLAWS

1.    Amendment by Directors. Except as otherwise provided by law, the Bylaws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2.    Amendment by Stockholders. Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of not less than two-thirds of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Except as otherwise required by this Certificate or by law, whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose. Notwithstanding the foregoing, the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal, or adopt any provision of this Certificate inconsistent with, Article V, Article VI, Article VII, Article VIII or this Article IX.

Annex B-8

ARTICLE X

BUSINESS COMBINATIONS

1.    Opt Out of DGCL 203. The Corporation shall not be governed by Section 203 of the DGCL.

2.    Excluded Opportunity. The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any Director of the Corporation who is not an employee or officer of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a Director of the Corporation.

ARTICLE XI

1.    Severability. If any provision of this Certificate becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate, and the court will replace such illegal, void or unenforceable provision of this Certificate with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate shall be enforceable in accordance with its terms.

[Signature Page Follows]

Annex B-9

THIS CERTIFICATE OF INCORPORATION is executed as of this ___ day of ________, 2024.

SPINAL STABILAZATION TECHNOLOGIES, INC.
By:
Name:
Title:

Annex B-10

Annex C

Spinal Stabilization Technologies, Inc.
2023 Equity Incentive Plan

Adopted by the Board of Directors: [            ], 2023
Approved by the Stockholders: [            ], 2023

1.           General.

(a)         Plan Purpose. The purpose of the Plan is to further align the interests of eligible participants with those of the Company’s stockholders by providing incentive compensation opportunities tied to the performance of the Company and its Common Stock. The Plan is intended to advance the interests of the Company and increase stockholder value by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent.

(b)         Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c)         Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.           Shares Subject to the Plan.

(a)         Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will be [•] shares.

(b)         Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan will be increased annually on the first day of the third Fiscal Quarter beginning with the 2024 Fiscal Year, in an amount equal to three percent (3%) of the total number of shares of Common Stock outstanding on the last day of the immediately preceding second Fiscal Quarter.

(c)         Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [•] shares.

(d)         Share Reserve Operation.

(i)          Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii)         Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

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(iii)        Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3.           Eligibility and Limitations.

(a)         Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b)         Specific Award Limitations.

(i)          Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii)         Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii)        Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv)        Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c)         Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

4.           Options and Stock Appreciation Rights.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a)         Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b)         Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike

Annex C-2

price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c)         Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i)          by cash or check, bank draft or money order payable to the Company;

(ii)         pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii)        by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv)        if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v)         in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d)         Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e)         Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i)          Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is

Annex C-3

considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii)         Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f)          Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g)         Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h)         Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i)          three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii)         12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii)        12 months following the date of such termination if such termination is due to the Participant’s death; or

(iv)        12 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i)          Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

Annex C-4

(j)          Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, or (iii) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k)         Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.           Awards Other Than Options and Stock Appreciation Rights.

(a)         Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i)          Form of Award.

(1)         Restricted Stock Awards. To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2)         RSU Awards. An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii)         Consideration.

(1)         Restricted Stock Awards. A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.

(2)         RSU Awards. Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

Annex C-5

(iii)        Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv)        Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v)         Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi)        Settlement of RSU Awards. An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b)         Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c)         Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof, may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6.           Adjustments upon Changes in Common Stock; Other Corporate Events.

(a)         Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b)         Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous

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Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)         Corporate Transaction. Except as set forth in Section 11, in the event of a Corporate Transaction, a Participant’s Award will be treated, to the extent determined by the Board to be permitted under Section 409A, in accordance with one or more of the following methods as determined by the Board in its sole discretion: (i) settle such Awards for an amount (as determined in the sole discretion of the Board) of cash or securities, where in the case of stock options and stock appreciation rights, the value of such amount, if any, will be equal to the in-the-money spread value (if any) of such Awards; (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Board in its sole discretion; (iii) modify the terms of such awards to add events, conditions or circumstances (including termination of employment or service within a specified period after a Corporate Transaction) upon which the vesting of such Awards or lapse of restrictions thereon will accelerate; (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the Board) after closing or (v) provide that for a period of at least 20 days prior to the Corporate Transaction, any stock options or stock appreciation rights that would not otherwise become exercisable prior to the Corporate Transaction will be exercisable as to all shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Corporate Transaction and if the Corporate Transaction does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any stock options or stock appreciation rights not exercised prior to the consummation of the Corporate Transaction will terminate and be of no further force and effect as of the consummation of the Corporate Transaction. For the avoidance of doubt, in the event of a Corporate Transaction where all Options and SARs are settled for an amount (as determined in the sole discretion of the Corporate Transaction) of cash or securities, the Board may, in its sole discretion, terminate any Option or SAR for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the Corporate Transaction without payment of consideration therefor.

(d)         Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e)         No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.           Administration.

(a)         Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b)         Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)          To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be

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granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii)         To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii)        To settle all controversies regarding the Plan and Awards granted under it.

(iv)        To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v)         To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi)        To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii)       To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii)      To submit any amendment to the Plan for stockholder approval.

(ix)        To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x)         Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi)        To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii)       To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

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(c)         Delegation to Committee.

(i)          General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii)         Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d)         Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e)         Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8.           Tax Withholding

(a)         Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b)         Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

Annex C-9

(c)         No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

(d)         Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.           Miscellaneous.

(a)         Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b)         Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c)         Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d)         Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e)         No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan,

Annex C-10

any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f)          Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g)         Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h)         Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i)          Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j)          Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k)         Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

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(l)          Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m)        Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n)         Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o)         Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.         Covenants of the Company.

The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11.         Additional Rules for Awards Subject to Section 409A.

(a)         Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b)         Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i)          If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

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(ii)         If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii)        If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c)         Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i)          Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1)         If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated, and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2)         If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii)         Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1)         In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in

Annex C-13

lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2)         If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3)         The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d)         Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i)          If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii)         If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e)         If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i)          Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii)         The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii)        To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To

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the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv)        The provisions in this subsection (e) for delivery of the shares in respect of the settlement of an RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12.         Severability.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.         Termination of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14.         Definitions.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a)         “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b)         “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c)         “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d)         “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e)         “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).

(f)          “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

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(g)         “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h)         “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i)          “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that adversely affects the Company or its Affiliates; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any Affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company or any Affiliate of the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(j)          “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(k)         “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(l)          “Common Stock” means the Class A Common Stock of the Company.

(m)        “Company” means Spinal Stabilization Technologies, Inc., a Delaware corporation and any successor entity thereto.

(n)         “Compensation Committee” means the Compensation Committee of the Board.

(o)         “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(p)         “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption

Annex C-16

or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(q)         “Corporate Transaction” means any of the following transactions, provided, however, that the Board shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i)          a merger or consolidation in which the Company is not the surviving entity;

(ii)         the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii)        the complete liquidation or dissolution of the Company;

(iv)        any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Board determines shall not be a Corporate Transaction; or

(v)         acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Board determines shall not be a Corporate Transaction.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(r)          “Director” means a member of the Board.

(s)          “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

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(t)          “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(u)         “Effective Date” means the Closing Date as defined in the Business Combination Agreement by and among BlueRiver Acquisition Corp., BLUA Merger Sub LLC, and Spinal Stabilization Technologies, LLC, dated July 21, 2023.

(v)         “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(w)        “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(x)         “Entity” means a corporation, partnership, limited liability company or other entity.

(y)         “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(z)         “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(aa)        “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i)          If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii)         If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii)        In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(bb)       “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

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(cc)        “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(dd)       “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(ee)        “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(ff)         “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(gg)       “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, or (ii) the terms of any Non-Exempt Severance Agreement.

(hh)       “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(ii)         “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(jj)         “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(kk)       “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(ll)         “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(mm)     “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

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(nn)       “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(oo)       “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Option, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(pp)       “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(qq)       “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(rr)        “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(ss)        “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(tt)         “Performance Criteria” means one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(uu)       “Performance Goals” means, for a Performance Period, one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring

Annex C-20

charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.

(vv)       “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(ww)     “Plan” means this [Spinal Stabilization Technologies, Inc.] 2023 Equity Incentive Plan, as amended from time to time.

(xx)       “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(yy)       “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(zz)        “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(aaa)      “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(bbb)     “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ccc)      “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of an RSU Award evidencing the terms and conditions of an RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(ddd)     “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

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(eee)      “Rule 405” means Rule 405 promulgated under the Securities Act.

(fff)        “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(ggg)     “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(hhh)     “Securities Act” means the Securities Act of 1933, as amended.

(iii)        “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(jjj)        “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(kkk)     “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(lll)        “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(mmm)  “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(nnn)     “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(ooo)     “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(ppp)     “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex C-22

Annex D

BYLAWS

OF

SPINAL STABILIZATION TECHNOLOGIES, INC.

(the “Corporation”)

ARTICLE I

Stockholders

SECTION 1.      Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these Bylaws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States which is fixed by the Board of Directors of the Corporation, which time, date and place may subsequently be changed at any time by vote of the Board of Directors. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2.      Notice of Stockholder Business and Nominations.

(a)      Annual Meetings of Stockholders.

(1)      Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in these Bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in these Bylaws as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2) and (3) of these Bylaws to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in these Bylaws, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2)      For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of these Bylaws, the business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) brought before the meeting by the person presiding over the meeting or (iii) otherwise properly requested to be brought before the meeting by a stockholder of the Corporation in accordance with this Section 2(a) of Article I of the Bylaws. For business to be properly requested to be brought before an Annual Meeting by a stockholder, the stockholder must (i) be a stockholder of the Corporation of record at the time of the giving of the notice for such Annual Meeting, (ii) be entitled to vote at such Annual Meeting, (iii) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (iv) have provided any updates or supplements to such notice at the times and in the forms required by these Bylaws, and (v) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by these Bylaws. To be timely, a stockholder’s written notice shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than 30 days before or more than 60 days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the

Annex D-1

Corporation not earlier than the close of business on the 120th day prior to the date of such Annual Meeting and not later than the close of business on the later of the 90th day prior to the scheduled date of such Annual Meeting or the tenth day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, for the first Annual Meeting following the domestication of the Corporation, a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 90th day prior to the scheduled date of such Annual Meeting or the tenth day following the day on which public announcement of the date of such Annual Meeting is first made or sent by the Corporation. Such stockholder’s Timely Notice shall set forth, as to each matter the stockholder proposes to bring before the Annual Meeting:

(A)      as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of the Corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (v) a description of all arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (vi) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe fiduciary duties under Delaware law with respect to the Corporation and its stockholders, and (vii) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B)      as to any other business that the stockholder proposes to bring before the meeting, a description in reasonable detail of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);

(C)      (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, such Proposing Peron’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 2(a) of Article I of the Bylaws and the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding

Annex D-2

or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation, (f) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such Proposing Person and/or any of its respective affiliates or associates, and (g) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder;

(D)      (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E)      a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder (such statement, the “Solicitation Statement”).

A stockholder must also submit a supporting statements indicating the reasons for bringing such proposal.

For purposes of this Article I of these Bylaws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2 of Article I of these Bylaws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the

Annex D-3

Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3)      The determination of whether any business sought to be brought before any Annual Meeting is properly brought before such meeting in accordance with these Bylaws will be made by the person presiding over such meeting, be it the Chairman of the Board, a Director or an Officer appointed by the Chairman of the Board or selected to preside by the Board pursuant to Section 9 of this Article I of these Bylaws. If the person presiding over the meeting determines that any business is not properly brought before such meeting, such person will so declare to the meeting and any such business will not be conducted or considered.

(4)      A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to these Bylaws shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

(5)      Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by these Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b)      General.

(1)      Only such persons who are nominated in accordance with the provisions of these Bylaws shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of these Bylaws or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of these Bylaws. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of these Bylaws, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of these Bylaws. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of these Bylaws, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2)      Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

(3)      Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding

Annex D-4

that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of stockholders.

(4)      For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5)      Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws. Nothing in these Bylaws shall be deemed to affect any rights of (i) stockholders to have proposals included in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor rule), as applicable, under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an Annual Meeting or (ii) the holders of any series of Undesignated Preferred Stock to elect directors under specified circumstances.

SECTION 3.      Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by a majority of the total number of authorized directors, whether or not there exist any vacancies or unfilled seats in previously authorized directorships (the “Whole Board”), acting pursuant to a resolution approved by the affirmative vote of a majority of the Whole Board, and special meetings of stockholders may not be called by any other person or persons. The Board of Directors, acting pursuant to a resolution adopted by a majority of the Whole Board or the chairperson of the meeting, may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Bylaws and the provisions of Article I, Section 2 of these Bylaws shall govern such special meeting.

SECTION 4.      Notice of Meetings; Adjournments.

(a)      A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten days nor more than 60 days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (“DGCL”).

(b)      Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

(c)      Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

Annex D-5

(d)      The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I of these Bylaws or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I of these Bylaws.

(e)      When any meeting is convened, the presiding officer may adjourn the meeting if (i) no quorum is present for the transaction of business, (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders, or (iii) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting; provided, however, that if the adjournment is for more than 30 days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these Bylaws, is entitled to such notice.

SECTION 5.      Quorum. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6.      Voting and Proxies. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

SECTION 7.      Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8.      Stockholder Lists. The Secretary or an Assistant Secretary (or the Corporation’s transfer agent or other person authorized by these Bylaws or by law) shall prepare and make, at least ten days before every Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in

Annex D-6

the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

SECTION 9.      Presiding Officer. The Board of Directors shall designate a representative to preside over all Annual Meetings or special meetings of stockholders, provided that if the Board of Directors does not so designate such a presiding officer, then the Chairman of the Board, if one is elected, shall preside over such meetings. If the Board of Directors does not so designate such a presiding officer and there is no Chairman of the Board or the Chairman of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected, shall preside over such meetings, provided further that if there is no Chief Executive Officer or the Chief Executive Officer is unable to so preside or is absent, then the President shall preside over such meetings. The presiding officer at any Annual Meeting or special meeting of stockholders shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 4 and 5 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.

SECTION 10.      Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

ARTICLE II

Directors

SECTION 1.      Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

SECTION 2.      Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors shall hold office in the manner provided in the Certificate.

SECTION 3.      Qualification. No director need be a stockholder of the Corporation.

SECTION 4.      Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5.      Removal. Directors may be removed from office only in the manner provided in the Certificate.

SECTION 6.      Resignation. A director may resign at any time by giving written notice to the Chairman of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7.      Regular Meetings. Regular meetings (including any annual meeting) of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.

SECTION 8.      Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place thereof.

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SECTION 9.      Notice of Meetings. Notice of the hour, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairman of the Board, if one is elected, or the President or such other officer designated by the Chairman of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting. Such notice shall be deemed to be delivered when hand-delivered to such address, read to such director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communications. A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10.      Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this section, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11.      Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these Bylaws.

SECTION 12.      Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13.      Manner of Participation. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.

SECTION 14.      Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairman of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairman of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15.      Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers except those which by law, by the Certificate or by these Bylaws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors.

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SECTION 16.      Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees and who receive compensation for their services as such, shall not receive any salary or other compensation for their services as directors of the Corporation.

ARTICLE III

Officers

SECTION 1.      Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairman of the Board of Directors, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

SECTION 2.      Election. At the regular annual meeting of the Board of Directors following the Annual Meeting, the Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

SECTION 3.      Qualification. No officer need be a stockholder or a director. Any person may occupy more than one office of the Corporation at any time.

SECTION 4.      Tenure. Except as otherwise provided by the Certificate or by these Bylaws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECTION 5.      Resignation. Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 6.      Removal. Except as otherwise provided by law, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office.

SECTION 7.      Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 8.      Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 9.      President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10.      Chairman of the Board. The Chairman of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 11.      Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 12.      Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13.      Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

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SECTION 14.      Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 15.      Other Powers and Duties. Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

ARTICLE IV

Capital Stock

SECTION 1.      Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by any two authorized officers of the Corporation. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

SECTION 2.      Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3.      Record Holders. Except as may otherwise be required by law, by the Certificate or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

SECTION 4.      Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote

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at any meeting of stockholders, shall, unless otherwise required by law, not be more than 60 nor less than ten days before the date of such meeting and (b) in the case of any other action, shall not be more than 60 days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5.      Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Miscellaneous Provisions

SECTION 1.      Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2.      Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3.      Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairman of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors may authorize.

SECTION 4.      Voting of Securities. Unless the Board of Directors otherwise provides, the Chairman of the Board, if one is elected, the President or the Treasurer may waive notice of and act on behalf of the Corporation (including with regard to voting and actions by written consent), or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5.      Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6.      Corporate Records. The original or attested copies of the Certificate, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7.      Certificate. All references in these Bylaws to the Certificate shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 8.      Forum Selection.

(a)      Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the United States federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings: (A) any derivative action or proceeding brought on behalf of the Corporation; (B) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former Director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (C) any action asserting a claim against the Corporation or any current or former Director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL, the Certificate or these Bylaws (including any right, obligation or remedy thereunder); (D) any action to interpret, apply, enforce or determine the validity of the Certificate or these Bylaws; (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (F) any action asserting a claim that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s

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having personal jurisdiction over any indispensable parties named as defendants. The provisions of this Article V, Section 8(a) of these Bylaws shall not apply to any claims arising under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”).

(b)      Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act.

(c)      If any action that is the subject matter of which is within the scope of Article V, Section 8(a) of these Bylaws is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article V, Section 8(a) of these Bylaws (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(d)      If any provision of these Bylaws becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from these Bylaws, and the court will replace such illegal, void or unenforceable provision of these Bylaws with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of these Bylaws shall be enforceable in accordance with its terms.

(e)      Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article V, Section 8 of these Bylaws.

SECTION 9.      Amendment of Bylaws.

(a)      Amendment by Directors. Except as provided otherwise by law, these Bylaws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b)      Amendment by Stockholders. These Bylaws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose in accordance with these Bylaws, by the affirmative vote of not less than two-thirds of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval shall not be required unless mandated by the Certificate, these Bylaws, or other applicable law.

SECTION 10.      Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

SECTION 11.      Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted                     ,          and effective as of         ,         .

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Annex E

FORM OF
AMENDED AND RESTATED
REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2024, is made and entered into by and among Spinal Stabilization Technologies, Inc., a Delaware corporation (the “Company”), BlueRiver Ventures, LLC, a Cayman Islands limited liability company (the “Sponsor”), Anne Farlow, Alok Sama and John E. Sununu (the “Director Holders”) and certain members of Spinal Stabilization Technologies, LLC, a Texas limited liability company (“SST”), set forth on Schedule 1 hereto (such members, the “SST Holders”, the Sponsor and the Director Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Merger Agreement (as defined below).

RECITALS

WHEREAS, BlueRiver Acquisition Corp. a Cayman Islands exempted company prior to its Domestication as a Delaware corporation and predecessor to the Company (“BlueRiver”), the Sponsor and the Director Holders are party to that certain Registration and Stockholder Rights Agreement, dated as of January 28, 2021 (the “Original RRA”);

WHEREAS, BlueRiver entered into that certain Agreement and Plan of Merger, dated as of July 21, 2023 (as may be amended or supplemented from time to time, the “Merger Agreement”), among BlueRiver, BLUA Merger Sub LLC, a Texas limited liability company and a wholly owned direct subsidiary of BlueRiver (“Merger Sub”), and SST;

WHEREAS, prior to the Closing and subject to the conditions of the Merger Agreement, BlueRiver migrated to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Law (As Revised) (the “Domestication”) and simultaneously with the consummation of the Business Combination, changed its corporate name to “Spinal Stabilization Technologies, Inc.;

WHEREAS, pursuant to the terms of the Merger Agreement, following the Domestication, Merger Sub merged with and into SST, with SST surviving the Merger (the “Surviving Company”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the SST Holders received shares of the Company’s Class V Common Stock, par value $0.0001 per share and accompanying Class A Membership Units of the Surviving Company;

WHEREAS, pursuant to Section 6.8 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the Director Holders are Holders in the aggregate of all of the Registrable Securities as of the date hereof; and

WHEREAS, the Company, the Sponsor and the Director Holders desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement, and terminate the Original RRA.

Annex E-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public and such disclosure (i) would be reasonably likely to have an adverse impact on the Company, (ii) could reasonably be expected to have a material adverse effect on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction or (iii) relates to information the accuracy of which has yet to be determined by the Company or which is the subject of an ongoing investigation or inquiry; provided that the Company takes all reasonable action as necessary to promptly make such determination and conclude such investigation or inquiry.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“BlueRiver” has the meaning given in the Recitals hereto.

“Bylaws” shall mean the Bylaws of the Company, dated as of the date hereof.

“Class V Common Stock” means Class V common stock, par value $0.0001 per share, of the Company.

“Closing” shall have the meaning given in Merger Agreement.

“Closing Date” shall have the meaning given in Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall mean the Class A common stock, par value $0.0001 per share, of the Company.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. References to the Company for periods prior to the consummation of the Domestication and Merger also includes its predecessor BlueRiver.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Director Holders” shall have the meaning given in the Preamble hereto.

“Domestication” has the meaning given in the Recitals hereto.

“EDGAR” shall have the meaning given in Section 3.1.3.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
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“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Holdings” shall have the meaning given in the Recitals hereto.

“Joinder” shall have the meaning given in Section 5.10.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger” shall mean the transaction, pursuant to the terms and subject to the conditions set forth in the Merger Agreement whereby at the effective time, Merger Sub shall be merged with and into the Company, with the Company being the surviving company.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the Sponsor and its respective Permitted Transferees, (i) prior to the expiration of the lock-up pursuant to Section 2 of the Sponsor Support Agreement (the “Sponsor Lock-Up Period”), any person or entity to whom such Holder is permitted to transfer Registrable Securities prior to the expiration of such lock-up pursuant to Section 2 of the Sponsor Support Agreement and (ii) after the expiration of the Sponsor Lock-Up Period, any person or entity to whom such Holder is permitted to transfer Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (b) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Plan of Distribution” shall have the meaning given in Section 2.1.1

“Private Placement Warrants” means the warrants to purchase 266,667 shares of Class A common stock of the Company that were issued to Sponsor in a private placement on February 2, 2021.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock and any other equity security (including (i) shares of Common Stock issued or issuable upon the exercise or conversion of any other equity interest of the Company, (ii) the Private Placement Warrants and any other warrants to purchase shares of Common Stock, and (iii) the Common Stock issuable upon exchange of the Class V Common Stock and Class A Membership Interests of the Surviving Company held by the SST Holders) of the Company held by a Holder immediately following the Merger effective time (including any equity securities of the Company issuable, directly or indirectly,

Annex E-3

pursuant to the Merger Agreement), (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise or conversion of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such equity securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, (c) any Additional Holder Common Stock, and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) (i) such securities shall have been transferred by a Holder (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act, Rule 144 or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration, listing and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities and the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for the Company;

(E)    reasonable fees and disbursements of all independent registered public accountants of the Company and any other persons, including special experts, retained by the Company, incurred specifically in connection with such Registration;

(F)     the expenses incurred in connection with the preparation, printing and filing of a Registration Statement, any Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to any Holders, underwriters and dealers;

(G)    the expenses incurred in connection with making “road show” presentations and holding meetings with potential investors to facilitate the sale of Registrable Securities in an Underwritten Offering; and

(H)    in an Underwritten Offering, Block Trade or Other Coordinated Offering, reasonable and documented fees and expenses (not to exceed $50,000 in the aggregate for each Registration) of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

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“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Support Agreement” shall mean that certain support agreement, dated as of July 21, 2023, by and among the Sponsor, the Company and the other parties thereto.

“SST” has the meaning given in the Preamble hereto.

“SST Holders” has the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Surviving Company” has the meaning given in the Preamble hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1    Shelf Registration.

2.1.1      Filing. As soon as practicable but no later than twenty (20) business days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) sixty (60) calendar days (or ninety (90) calendar days if the Commission notifies the Company that it will “review” such Shelf Registration) following the initial filing date thereof and (b) ten (10) business days after the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Shelf Registration will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method

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or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use a Form S-3 Shelf. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4. The Company shall, if requested by the Holder, use its reasonable best efforts to (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Registrable Securities, (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the instruction under subclause (i) to the effect that removal of such legends in such circumstances may be effected in compliance under the Securities Act, and (iii) issue Registrable Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Holder’s option, within two (2) Business Days of such request, if (A) the Registrable Securities may be sold by the Holder without restriction under Rule 144, including without limitation, any volume, manner of sale restrictions or current public information requirements, including as the result of the application of Rule 144(i), or (B) the Holder has sold or transferred Registrable Securities pursuant to the Registration Statement or in compliance with Rule 144 and/or Rule 145. The Company’s obligation to remove legends under this Section 2.1.1 may be conditioned upon the Holder providing such representations and documentation (including broker representation letters) as are reasonably necessary and customarily required in connection with the removal of restrictive legends related to compliance with the federal securities laws.

2.1.2      Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a “well-known seasoned issuer” (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3      Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for each of the Sponsor, on the one hand, and the SST Holders, on the other hand.

2.1.4      Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or a SST Holder (any of the Sponsor or a SST Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities

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in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, at least $20 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor may demand not more than two (2) Underwritten Shelf Takedowns and the SST Holders may demand not more than three (3) Underwritten Shelf Takedowns, for an aggregate of not more than five (5) Underwritten Shelf Takedowns pursuant to this Agreement. the Company shall not be required to effect more than one (1) Underwritten Shelf Takedown during any six (6) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5      Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by the Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6      Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a SST Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the SST Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, a Director Holder or a SST Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, such Director Holder or such SST Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal

Annex E-7

Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2    Piggyback Registration.

2.2.1      Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2      Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities of the Company that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities of the Company, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities of the Company, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)       if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any,

Annex E-8

as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b)      if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)       if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3      Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4      Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3    Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder of Registrable Securities that participates and sells Registrable Securities in such Underwritten Offering (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders that execute a lock-up agreement).

Annex E-9

2.4    Block Trades; Other Coordinated Offerings.

2.4.1      Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder notifies the Company that such Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $15 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall, use its commercially reasonable efforts to facilitate as expeditiously as possible, such Block Trade or Other Coordinated Offering of the Registrable Securities for which such Demanding Holder has requested such offering, without giving any effect to any required notice periods or delivery of notices to any other Holders; provided, that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2      Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3      Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4      The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5      A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1    General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1      prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2      prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement (provided that such Holders of Registrable Securities may demand that the Company prepare and file with the Commission

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not more than two (2) amendments and post-effective amendments to the Registration Statement and supplements to the Prospectus in any 12 month period) or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3      prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4      prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5      use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6      provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7      advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8      at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9      notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

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3.1.10    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11    obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13    in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.15    with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

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3.3    Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to effectuate the Registration and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1      Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2      Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. Notwithstanding the foregoing, the Company may delay or suspend continued use of a Registration Statement or Prospectus in respect of a Registration or Underwritten Offering in order to file and make effective a post-effective amendment to such Registration Statement in connection with filing of the Company’s Annual Report on Form 10-K, and such suspension shall not be subject to the provisions of Section 3.4.4. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3      Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4      The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

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3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification.

4.1.1      The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2      In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3      Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be

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obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (such consent not to be unreasonably withheld or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4      The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5      If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any reasonable legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [•], [•], Attention: [•], [•] or by email:[•], and, if to the Sponsor, Director Holders and SST Holders, at such Holder’s address or electronic mail address as set forth on Schedule 2, and as to any other Holder (such as a Permitted Transferee or Additional Holder) at such Holder’s address or electric mail address as set forth in the Company’s books and records. Any party may

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change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1. Notwithstanding the foregoing, notices given to Holders holding in book-entry form may be given through the facilities of the Depositary.

5.2    Assignment; No Third Party Beneficiaries.

5.2.1      This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2      Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that (1) immediately following such transfer such Registrable Securities remain Registrable Securities, and (2) with respect to the Sponsor, the Director Holders and the SST Holders, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor, (ii) each of the Director Holders shall be permitted to transfer its rights hereunder as the Director Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Director Holder (it being understood that no such transfer shall reduce or multiply any rights of such Director Holder or such transferees) and (iii) each of the SST Holders shall be permitted to transfer its rights hereunder as the SST Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such SST Holder (it being understood that no such transfer shall reduce or multiply any rights of such SST Holder or such transferees).

5.2.3      This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4      This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5      No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK

5.5    TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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5.6    Amendments and Modifications. Upon the written consent of (a)  the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor (provided that at the time of such consent, the Sponsor holds, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company); provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each SST Holder so long as such SST Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7    Other Registration Rights. The Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) the Sponsor, for so long as the Sponsor together with its Permitted Transferees and their respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, and (ii) a SST Holder, for so long as such SST Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Common Stock of the Company, or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8    Term. This Agreement shall terminate on the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9    Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10  Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor together with its Permitted Transferees and their respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company) and each SST Holder (in each case, so long as such SST Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

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5.11  Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12  Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

5.13  Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

Annex E-18

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
By:
Name:
Title:
HOLDERS:
BlueRiver Ventures, LLC
a Cayman Islands limited liability company
By:
Name: Randall Mays
Title: Manager

Anne Farlow

Alok Sama

John E. Sununu

Mark Novotny

Lauren Francis

Brian Dowling

H. Joseph de Compeigne

Vic Bertrand

Dr. Frank Phillips

John Gregg

[Signature Page to Amended and Restated Registration and Stockholder Rights Agreement]

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Steadfast Financial LP
By:
Name:
Title:
Balloon, LLC
By:
Name:
Title:
Twenty S-5, LLC
By:
Name:
Title:
The de Compiegne Property Company No. 20, Ltd.
By:
Name:
Title:
LLM Family Investment Series 44, L.P.
By:
Name:
Title:
RTM Partners, Ltd.
By:
Name:
Title:
SSTIG Canada Inc.
By:
Name:
Title:

[Signature Page to Amended and Restated Registration and Stockholder Rights Agreement]

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Schedule 1

SST HOLDERS

Mark Novotny

Lauren Francis

Brian Dowling

H. Joseph de Compeigne

Vic Bertrand

Dr. Frank Phillips

John Gregg

Steadfast Financial LP

Balloon, LLC

Twenty S-5, LLC

The de Compiegne Property Company No. 20, Ltd.

LLM Family Investment Series 44, L.P.

RTM Partners, Ltd.

SSTIG Canada Inc.

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Schedule 2

HOLDERS CONTACT INFORMATION

[TO COME]

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Exhibit A

REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration and Stockholder Rights Agreement, dated as of [•], 2023 (as the same may hereafter be amended, the “Registration and Stockholder Rights Agreement”), among Spinal Stabilization Technologies, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration and Stockholder Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration and Stockholder Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration and Stockholder Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration and Stockholder Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address: ____________________________
____________________________________
____________________________________

Agreed and Accepted as of
____________, 20__

[•]
By:
Name:
Its:

Annex E-23

Annex F

July 21, 2023	PRIVATE & CONFIDENTIAL

Board of Directors
BlueRiver Acquisition Corp
250 West Nottingham Drive, Suite 400
San Antonio, TX 78209

Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that BlueRiver Acquisition Corp. (the “Client” or the “Company” or “BlueRiver”) is contemplating a transaction (the Transaction”) whereby the Company will combine with Spinal Stabilization Technologies, LLC (“SST” or the “Target”) based on a pre-money enterprise value of the Target of $240.0 million. At the closing of the Transaction (the “Closing”), all existing Target capital equity will be converted into newly issued shares of common stock of the combined company (“PubCo”), valued at $10.00 per share (the “PubCo Shares”). The Transaction will also include a PIPE financing aimed at raising $40.0 million.

Pursuant to an engagement letter dated July 14, 2023, the Board of Directors of the Company (the “Board”) engaged Houlihan Capital as its financial advisor to render a written opinion, whether or not favorable, as to whether, as of the date of this Opinion, the consideration to be issued or paid in the Transaction is fair from a financial point of view to the stockholders of the Company.

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following:

•        Held discussions with certain members of Company management (“Company Management”) and Target management (“Target Management”) regarding the Transaction, the historical performance, and the future outlook for the Target;

•        Review of information provided by Client and Target including, but not limited to:

•        Non-binding letter of intent between BlueRiver and SST, dated January 20, 2023;

•        SST investor presentation, dated April 2023;

•        Sources and Uses schedule for the Transaction;

•        Capitalization table pro forma for the Transaction;

•        SST unaudited financial statements for fiscal years 2021 and 2022;

•        Discussed with Company Management and Target Management the status of current outstanding legal and environmental claims (if any) and confirmed that any potential related financial exposure has been properly disclosed;

•        Reviewed the industry in which the Target operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

200 West Madison Suite 2150 Chicago, IL 60606 Tel: 312.450.8600 Fax: 312.277.7599 www.houlihan.com

Annex F-1

Board of Directors of BlueRiver Acquisition Corp July 21, 2023 Fairness Opinion — Confidential

•        Developed indications of value for the Target using generally accepted valuation methodologies; and

•        Reviewed certain other relevant, publicly available information, including economic, industry, and Target specific information.

Our analyses contained herein are confidential and addressed to, and provided exclusively for use by, the Board. Our written opinion may be used (i) by the Board in evaluating the Transaction, (ii) in disclosure materials to equityholders of the Company, (iii) in filings with the U.S. Securities and Exchange Commission (the “SEC”) (including the filing of the fairness opinion and the data and analysis presented by Houlihan Capital to the Board), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Board’s recommendation to its equityholders with respect to the adoption of the Transaction or how any equityholder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to the Opinion other than Houlihan Capital.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Target, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company Management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies have been employed herein, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In arriving at the Opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Annex F-2

Board of Directors of BlueRiver Acquisition Corp July 21, 2023 Fairness Opinion — Confidential

Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date hereof, the consideration to be issued or paid in the Transaction is fair from a financial point of view to the stockholders of the Company. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of the Company, its equityholders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its equityholders, or any other party.

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals or affiliates, has any ownership or other beneficial interests in any party to the Transaction or any of their affiliates and has provided no previous investment banking or consulting services to any party to the Transaction or any of their affiliates. There is no current agreement between Houlihan Capital, its principals, or affiliates and any party to the Transaction or any of their affiliates providing for the provision of future services by Houlihan Capital, its principals, or any of its affiliates to or for the benefit of any party to the Transaction or any of their affiliates. Houlihan Capital was not requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the proposed Transaction, (ii) negotiate or recommend the terms of the proposed Transaction, or (iii) advise the Board with respect to alternatives to the proposed Transaction. Houlihan Capital was engaged on a fixed fee basis, and our compensation is not contingent upon the completion of the Transaction.

In an engagement letter dated July 14, 2023, the Company has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services relating to the Opinion.

As of the date hereof, it is Houlihan Capital’s opinion that the consideration to be issued or paid in the Transaction is fair from a financial point of view to the stockholders of the Company.

Respectfully submitted,

Houlihan Capital, LLC

Annex F-3

Annex G

July 21, 2023

BlueRiver Acquisition Corp.
250 West Nottingham Drive, Suite 400
San Antonio, Texas 78209

Spinal Stabilization Technologies, LLC
P.O. Box 90622
San Antonio, TX 78209
Attention: Mark Novotny

Ladies and Gentlemen:

Re: Sponsor Letter Agreement

Reference is made to that certain Agreement and Plan of Merger, dated July 21, 2023 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among BlueRiver Acquisition Corp., a Cayman Islands exempted company (“BlueRiver”), BLUA Merger Sub LLC, a Texas limited liability company and a wholly owned direct Subsidiary of BlueRiver (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (the “Company”). Any capitalized term used but not defined herein will have the meanings ascribed thereto in the Merger Agreement.

BlueRiver Ventures, LLC, a Cayman Islands limited liability company (“Sponsor”) is the record and beneficial owner of 7,097,500 BlueRiver Class B ordinary shares and 800,000 Class A BlueRiver Class A ordinary shares (collectively, including the shares of Surviving Pubco Class A Common Stock into which such shares are converted as a result of the Domestication and the consummation of the transactions contemplated by the Merger Agreement, the “Founder Shares”).

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of BlueRiver, the Sponsor and the Company hereby agree as follows (this “Sponsor Support Agreement”):

1.      Redemption and Voting.

a.      The Sponsor agrees that the Sponsor shall not redeem any Founder Shares owned by it in connection with shareholder approval of the transactions contemplated by the Merger Agreement or otherwise (the “Proposed Transaction”).

b.      Prior to the earlier of (x) date on which this Agreement is terminated in accordance with its terms and (y) the Closing (the “Voting Period”), at each meeting of the holders of BlueRiver Ordinary Shares (the “BlueRiver Shareholders”), and in each written consent or resolutions of any of the BlueRiver Shareholders in which the Sponsor is entitled to vote or consent, and the Sponsor hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Founder Shares or other equity interests of BlueRiver over which the Sponsor has voting power (i) in favor of, and to adopt, the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Merger Agreement to the extent required for BlueRiver to carry out its obligations thereunder, and (iii) in opposition to: (A) any Acquisition Transaction and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of BlueRiver to consummate the transactions contemplated by the Merger Agreement or any Ancillary Agreement or (2) which are in competition with or materially inconsistent with the Merger Agreement or any Ancillary Agreement or (B) any other action or proposal involving BlueRiver or any of its Subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Merger Agreement or any Ancillary Agreement or would reasonably be expected to result in any of the conditions to BlueRiver’s obligations under the Merger Agreement not being fulfilled.

Annex G-1

c.      Sponsor agrees not to deposit, and to cause its Affiliates not to deposit, any Founder Shares in a voting trust or subject any Founder Shares to any arrangement or agreement with respect to the voting of such Founder Shares, unless specifically requested to do so by the Company and BlueRiver in connection with the Merger Agreement, the Ancillary Agreements or the transactions contemplated thereby.

d.      Sponsor agrees, except as contemplated by the Merger Agreement or any Ancillary Agreement, not to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any equity interests of BlueRiver in connection with any vote or other action with respect to transactions contemplated by the Merger Agreement or any Ancillary Agreement, other than to recommend that the BlueRiver Shareholders vote in favor of the adoption of the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby (and any actions required in furtherance thereof and otherwise as expressly provided in this Section 1).

e.      Sponsor agrees that during the Voting Period it shall not, without BlueRiver’s and the Company’s prior written consent, (i) make or attempt to make any transfer that would not be permitted pursuant to Section 5(a) of that certain Letter Agreement, dated January 28, 2021, by and between Sponsor and BlueRiver, except to an Affiliate who signs a joinder to this Agreement in a form reasonably acceptable to BlueRiver and the Company agreeing to be bound by this Section 1; (ii) grant any proxies or powers of attorney with respect to any or all of the Founder Shares; or (iii) take any action with the intent to prevent, impede, interfere with or adversely affect Sponsor’s ability to perform its obligations under this Section 1.

f.       In the event of any equity dividend or distribution, or any change in the equity interests of BlueRiver by reason of any equity dividend or distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like, the term “Founder Shares” shall be deemed to refer to and include the Founder Shares as well as all such equity dividends and distributions and any securities into which or for which any or all of the Founder Shares may be changed or exchanged or which are received in such transaction.

g.      During the Voting Period, Sponsor agrees to provide to BlueRiver, the Company and their respective Representatives any information regarding Sponsor or the Founder Shares that is reasonably requested by BlueRiver, the Company or their respective Representatives and required in order for the Company and BlueRiver to comply with Sections 9.03, 9.04 and 9.07 of the Merger Agreement. To the extent required by applicable Law, Sponsor hereby authorizes the Company and BlueRiver to publish and disclose in any announcement or disclosure required by the SEC, NYSE American or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Sponsor’s identity and ownership of Founder Shares and the nature of Sponsor’s commitments and agreements under this Agreement, the Merger Agreement and any other Ancillary Agreements; provided that such disclosure is made in compliance with the provisions of the Merger Agreement.

2.      Lockup. Sponsor agrees that 25% of the shares of Surviving Pubco Class A Common Stock held by Sponsor immediately following the Domestication (after giving effect to the transfer of any such shares by the Sponsor to third parties pursuant to any non-redemption or similar agreements entered into by the Sponsor prior to the Closing) into which the BlueRiver Class B ordinary shares held by Sponsor immediately prior to the Domestication shall be deemed to be “Deferred Founder Shares”. Except as otherwise set forth in this Agreement, the Sponsor agrees that it shall not Transfer any Deferred Founder Shares if and until such time (collectively, the “Deferred Founder Shares Lock-up Period”), in any case on or before the sixth (6th) anniversary of the Closing, that the volume weighted average sale price of one share of Surviving Pubco Class A Common Stock equals or exceeds $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Pubco Class A Common Stock) for any twenty (20) trading days within any thirty (30) consecutive trading day period occurring after the date of this Agreement.

Annex G-2

3.      Legends. The certificates evidencing the Deferred Founder Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS, SET FORTH IN THE SPONSOR SUPPORT AGREEMENT, DATED AS OF JULY 21, 2023, BY AND AMONG THE HOLDER HEREOF AND THE OTHER PARTIES THERETO.

4.      Permitted Transferees. Notwithstanding the provisions set forth in Section 2, Sponsor may Transfer Deferred Founder Shares to (i) the Surviving Pubco’s officers or directors, (ii) any Affiliates or family members of the Surviving Pubco’s officers or directors, or (iii) any direct or indirect managers, officers, partners, members or equity holders of Sponsor, any Affiliates of Sponsor or any related investment funds or vehicles controlled or managed by such Persons or entities or their respective Affiliates; (iv) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such Person, or to a charitable organization; (v) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (vi) in the case of an individual, pursuant to a qualified domestic relations order; (vii) by virtue of Sponsor’s organizational documents upon dissolution or other liquidation of Sponsor; provided, that in connection with any transfer of such Deferred Founder Shares to a Permitted Transferee, the restrictions and obligations contained in Section 2 will continue to apply to such Deferred Founder Shares after any transfer of such Deferred Founder Shares and such Permitted Transferee shall execute and deliver to Surviving Pubco a joinder to this Agreement agreeing to be bound by the restrictions and obligations under Section 2. Each of the permitted transferees described in subclauses (i) through (vii) of the preceding sentence is referred to herein as a “Permitted Transferee”.

5.      Forfeiture of Founder Shares. In the event of the failure to achieve the trading price threshold set forth in Section 2 (the “Deferred Founder Shares Forfeiture”) on or prior to the completion of the applicable Deferred Founder Shares Lock-up Period, as set forth in such Section 2 above (the first Business Day following the end of such period, the “Forfeiture Date”), the Deferred Founder Shares, the release of the lockup of which is subject to the achievement of the applicable threshold, shall be forfeited and transferred to Surviving Pubco by the holder that Beneficially Owns such Deferred Founder Shares, without any consideration for such Transfer (“Forfeited Shares”). In event of a Deferred Founder Shares Forfeiture.

6.      Deferred Founder Share Early Release. One hundred percent (100%) of the Deferred Founder Shares which remain subject to the achievement of the trading price threshold in Section 2 (and which have not previously been forfeited pursuant to Section 5) shall no longer be subject to Transfer restrictions or forfeiture upon the first to occur of any of the following:

a.      if Surviving Pubco shall engage in a “going private” transaction pursuant to Rule 13e-3 under the Securities Exchange Act 1934, as amended (the “Exchange Act”) or otherwise cease to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act;

b.      if Surviving Pubco Class A Shares shall cease to be listed on a national securities exchange;

c.      if any of the following shall occur:

i.       there is consummated a merger or consolidation of the Surviving Pubco with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Surviving Pubco board of directors immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate BlueRiver thereof, or (y) the voting securities of the Surviving Pubco immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate BlueRiver thereof; or

Annex G-3

ii.      the shareholders of the Surviving Pubco approve a plan of complete liquidation or dissolution of the Surviving Pubco or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by the Surviving Pubco of all or substantially all of the asset of Surviving Pubco and its Subsidiaries, taken as a whole, other than such sale or other disposition by the Surviving Pubco of all or substantially all of the assets of the Surviving Pubco and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Surviving Pubco in substantially the same proportions as their ownership of the Surviving Pubco immediately prior to such sale; or

iii.     any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (excluding a corporation or other entity owned, directly or indirectly, by the stockholders of the Surviving Pubco in substantially the same proportions as their ownership of stock of the Surviving Pubco) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Surviving Pubco representing more than 50% of the combined voting power of the Surviving Pubco’s then outstanding voting securities;

provided that, if the price per share that would be payable to such Deferred Founder Shares in connection with any of the foregoing transactions is less than the threshold set forth in Section 2, 100% of any such remaining Deferred Founder Shares shall be considered Forfeited Shares as of the effective time of the applicable foregoing transaction.

7.      Antidilution Waiver. Sponsor hereby waives and agrees not to exercise, assert or perfect (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law, any adjustment to the Initial Conversion Ratio (as defined in Section 17 of the BlueRiver Governing Document) that may apply to the transactions contemplated by the Merger Agreement, and agrees not to exercise, assert or perfect, any anti-dilution protections with respect to the BlueRiver Class B ordinary shares in connection with the rate at which the BlueRiver Class B ordinary shares shall convert into shares of Surviving Pubco Class A Common Stock or otherwise in connection with the transactions contemplated by the Merger Agreement. For the avoidance of doubt, the foregoing waiver does not waive the Sponsor’s rights under Section 17.8 of the BlueRiver Governing Document, which provides that in no event may any BlueRiver Class B ordinary shares convert into shares of Surviving Pubco Class A Common Stock at a ratio that is less than one-for-one. The waiver specified in this Section 7 shall be applicable only in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby and shall be void and of no force and effect if the Merger Agreement shall be terminated for any reason.

8.      As used herein, (a) “Beneficially Own” has the meaning ascribed to it in the Exchange Act; and (b) “Transfer” shall mean the (i) direct or indirect transfer, sale of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (b)(i) (a)or (b)(ii).

9.      This Sponsor Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. Prior to the Closing, this Sponsor Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by Sponsor BlueRiver and the Company, or after the Closing, Sponsor and Surviving Pubco, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Merger Agreement.

Annex G-4

10.    No party hereto may, except as set forth herein, assign either this Sponsor Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Support Agreement shall be binding on, and inure to the benefit of Sponsor, BlueRiver and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

11.    Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 13.03 of the Merger Agreement to the applicable party at its principal place of business. Any notice to Sponsor shall be sent to the address set forth on the signature page hereto.

12.    This Sponsor Support Agreement shall terminate at such time, if any, as the Merger Agreement is terminated in accordance with its terms prior to the Closing. In the event of a valid termination of the Merger Agreement, this Sponsor Support Agreement shall be of no force and effect. No such termination or reversion shall relieve Sponsor, BlueRiver or the Company from any obligation accruing, or liability resulting from an intentional breach of this Sponsor Support Agreement occurring prior to such termination or reversion.

13.    Each of the parties hereto represents and warrants that (a) it has the power and authority, or capacity, as the case may be, to enter into this Sponsor Support Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Sponsor Support Agreement and the performance of its obligations hereunder have been duly and validly authorized by all corporate or limited liability company action on its part and (c) this Sponsor Support Agreement has been duly and validly executed and delivered by each of the parties hereto and constitutes, a legal, valid and binding obligation of each such party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

14.    Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

15.    Sections 13.05, 13.07, 13.08 and 13.12 through 13.15 of the Merger Agreement shall apply mutatis mutandis to this Sponsor Support Agreement.

[signature page follows]

Annex G-5

Sincerely,
BLUERIVER VENTURES, LLC
By:
Name:
Title:
Email:
Address:

[Signature Page to Sponsor Letter Agreement]

Annex G-6

Acknowledged and Agreed:

BLUERIVER ACQUISITION CORP.
By:
Name:
Title:

[Signature Page to Sponsor Letter Agreement]

Annex G-7

Acknowledged and Agreed:

SPINAL STABILIZATION TECHNOLOGIES, LLC
By:
Name:
Title:

[Signature Page to Sponsor Letter Agreement]

Annex G-8

Annex H

MEMBER SUPPORT AGREEMENT

This MEMBER SUPPORT AGREEMENT (this “Agreement”) is being executed and delivered as of July 21, 2023, by the Person named on the signature page hereto (the “Equityholder”), in favor of, and for the benefit of BlueRiver Acquisition Corp., a Cayman Islands exempted company (together with its successors, including the resulting Delaware corporation after the consummation of the Domestication (as defined below), “BlueRiver”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (together with its successors, including the surviving limited liability company in the Merger (as defined below), the “Company”). For purposes of this Agreement, BlueRiver, the Company and the Equityholder are each a “Party” and collectively the “Parties”. Each capitalized term used and not otherwise defined herein has the meaning ascribed to such term in the Merger Agreement (as defined below).

R E C I T A L S

WHEREAS, pursuant to and subject to the terms and conditions of that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among BlueRiver, BLUA Merger Sub LLC, a Texas limited liability company and wholly-owned subsidiary of BlueRiver (“Merger Sub”) and the Company, among other matters, (i) BlueRiver will domesticate as a Delaware corporation in accordance with the applicable provisions of the Companies Law (2018 Revision) of the Cayman Island and the General Corporation Law of the State of Delaware, and (ii) Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving limited liability company and a subsidiary of BlueRiver;

WHEREAS, as of the date hereof, the Equityholder is the record and beneficial owner of the Company Membership Units set forth next to the Equityholder’s name on the signature pages hereto (such units, together with any other limited liability company or other equity interests of the Company beneficially owned by the Equityholder, the “Subject Units”); and

WHEREAS, the Equityholder is entering into this Agreement in order to induce BlueRiver and the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, pursuant to which the Equityholder will directly or indirectly receive a material benefit.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Equityholder hereby covenants and agrees as follows:

Section 1. Voting.

(a) The Equityholder agrees to take all actions necessary or advisable to execute and deliver the Company Member Approval to the Company as promptly as practicable, and in any event within three (3) Business Days, following the date that BlueRiver receives, and notifies the Equityholder, the Company or the Holder Representative (as defined below) of BlueRiver’s receipt of, SEC approval and effectiveness of the Registration Statement or Proxy Statement.

(b) Prior to the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”), at each meeting of the Company Members, and in each written consent or resolutions of any of the Company Members in which the Equityholder is entitled to vote or consent, the Equityholder hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Subject Units and any other limited liability company or other equity interests of the Company over which the Equityholder has voting power (i) in favor of, and to adopt, the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Merger Agreement to the extent required for the Company to carry out its obligations thereunder, and (iii) in opposition to: (A) any Acquisition Transaction and any and all other proposals (x) that could reasonably be expected to delay or impair the ability of the Company to consummate the transactions contemplated by the Merger Agreement or any Ancillary Agreement or (y) which are in competition with or materially inconsistent with the Merger Agreement or any Ancillary Agreement or (B) any other action or proposal involving the Company or any of its Subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Merger Agreement or any Ancillary Agreement or would reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled.

Annex H-1

(c) The Equityholder agrees not to deposit, and to cause its Affiliates not to deposit, any Subject Units in a voting trust or subject any Subject Units to any arrangement or agreement with respect to the voting of such Subject Units, unless specifically requested to do so by the Company and BlueRiver in connection with the Merger Agreement, the Ancillary Agreements or the transactions contemplated thereby.

(d) The Equityholder agrees, except as contemplated by the Merger Agreement or any Ancillary Agreement, not to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any limited liability company or other equity interests of the Company in connection with any vote or other action with respect to transactions contemplated by the Merger Agreement or any Ancillary Agreement, other than to recommend that the Company Members vote in favor of the adoption of the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby (and any actions required in furtherance thereof and otherwise as expressly provided in this Section 1).

(e) The Equityholder agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law at any time with respect to the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby and (ii) not to commence or participate in any claim, derivative or otherwise, against the Company, BlueRiver or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the Merger Agreement or the Merger.

(f) The Equityholder agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without BlueRiver’s and the Company’s prior written consent, (i) make or attempt to make any Transfer of Subject Units, except (A) if the Equityholder is an individual, the Equityholder may Transfer any such Subject Units (1) to any member of such Equityholder’s immediate family, or to a trust for the benefit of the Equityholder or any member of such Equityholder’s immediate family, the sole trustees of which are the Equityholder or any member of the Equityholder’s immediate family or (2) by will, other testamentary document or under the laws of intestacy upon the death of such Equityholder; or (B) if the Equityholder is an entity, the Equityholder may Transfer any Subject Units to any partner, member or Affiliate of the Equityholder; provided that, in each case, such transferee of Subject Units signs a joinder to this Agreement in a form reasonably acceptable to BlueRiver and the Company agreeing to be bound by this Section 1; (ii) grant any proxies or powers of attorney with respect to any or all of the Subject Units; or (iii) take any action with the intent to prevent, impede, interfere with or adversely affect the Equityholder’s ability to perform its obligations under this Section 1. The Company hereby agrees to reasonably cooperate with BlueRiver in enforcing the transfer restrictions set forth in this Section 1.

(g) In the event of any equity dividend or distribution, or any change in the equity interests of the Company by reason of any equity dividend or distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like, the term “Subject Units” shall be deemed to refer to and include the Subject Units as well as all such equity dividends and distributions and any securities into which or for which any or all of the Subject Units may be changed or exchanged or which are received in such transaction. The Equityholder agrees during the Voting Period to notify BlueRiver promptly in writing of the number and type of any additional Subject Units acquired by the Equityholder, if any, after the date hereof.

(h) During the Voting Period, the Equityholder agrees to provide to BlueRiver, the Company and their respective Representatives any information regarding the Equityholder or the Units that is reasonably requested by BlueRiver, the Company or their respective Representatives and required in order for the Company and BlueRiver to comply with Sections 9.04 and 9.08 of the Merger Agreement. To the extent required by applicable Law, the Equityholder hereby authorizes the Company and BlueRiver to publish and disclose in any announcement or disclosure required by the SEC, NYSE American or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), the Equityholder’s identity and ownership of the Units and the nature of the Equityholder’s commitments and agreements under this Agreement, the Merger Agreement and any other Ancillary Agreements; provided that such disclosure is made in compliance with the provisions of the Merger Agreement.

Annex H-2

Section 2. Appointment of Holder Representative; Further Assurances

(a) Appointment of Holder Representative. The Equityholder agrees and consents to the irrevocable appointment of a holder representative (the “Holder Representative”) as the sole agent and attorney-in-fact for and on behalf of the Holders, including the undersigned, with full power of substitution, with all of the powers and authority contemplated by (x) the Merger Agreement, including Section 12.01 and Section 12.02 thereof and (y) any agreement between Holder Representative and the Exchange Agent. The Equityholder acknowledges and agrees that any compromise or settlement of any matter by the Holder Representative as contemplated by the Merger Agreement (including Section 12.01 and Section 12.02 thereof) shall be binding upon, and fully enforceable against, the undersigned.

(b) Further Assurances. The Equityholder agrees to execute and deliver, or cause to be executed and delivered, all further documents and instruments as BlueRiver may reasonably request to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, the Equityholder agrees that it shall, and shall cause its Affiliates to, (i) file or supply, or cause to be filed or supplied, in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, all notifications and filings (or, if required by the relevant Governmental Authorities, drafts thereof) required to be filed or supplied pursuant to applicable Antitrust Laws or other regulatory Laws as promptly as practicable after the date hereof (and all such filings shall not be withdrawn or otherwise rescinded without the prior written consent of BlueRiver) and (ii) use its reasonable best efforts to provide, or cause to be provided, any information requested by Governmental Authorities in connection therewith.

Section 3. Equityholder Representations and Warranties. The Equityholder represents and warrants to BlueRiver and Merger Sub as follows.

(a) Organization. If the Equityholder is not an individual, it is duly organized, validly existing and in good standing (where applicable) under the laws of the jurisdiction in which it is incorporated, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Equityholder’s corporate or organizational powers and have been duly authorized by all necessary corporate or organizational action on the part of the Equityholder. If the Equityholder is an individual, the Equityholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder and the Equityholder’s Subject Units do not constitute community property under applicable Law.

(b) Ownership of Subject Units. The Equityholder is the record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, and has good and valid title to, all of the Equityholder’s Subject Units (including those set forth on the Equityholder’s signature page hereto), free and clear of any Lien, or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Units), except (i) transfer restrictions under the Securities Act of 1933, (ii) prior to the Closing, the Company Operating Agreement and (iii) this Agreement. The Equityholder’s Subject Units set forth on the signature pages hereto are the only securities of the Company owned of record or beneficially by the Equityholder or the Equityholder’s Affiliates, family members or trusts for the benefit of the Equityholder or any of the Equityholder’s family members on the date of this Agreement. The Equityholder has the sole right to transfer and direct the voting of the Equityholder’s Subject Units and, other than the Company Operating Agreement, none of the Equityholder’s Subject Units are subject to any proxy, voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Units, except as expressly provided herein for the benefit of BlueRiver. The Equityholder has the requisite voting power and the requisite power to agree to all of the matters set forth in this Agreement, with respect to all of its Subject Units, in each case necessary to perform its obligations under this Agreement, with no limitations, qualifications or restrictions on such rights.

(c) Authority. This Agreement has been duly executed and delivered by the Equityholder and, assuming the due authorization, execution and delivery hereof by BlueRiver and that this Agreement constitutes a legally valid and binding agreement of BlueRiver, this Agreement constitutes a legally valid and binding obligation of the Equityholder, enforceable against the Equityholder in accordance with the terms hereof (subject only to the effect, if any, of (i) applicable bankruptcy and other similar applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Equityholder.

Annex H-3

(d) Non-Contravention. The execution and delivery of this Agreement by the Equityholder does not, and the performance by the Equityholder of its, his or her obligations hereunder will not, (i) result in a violation of applicable Law, except for such violations which would not reasonably be expected, individually or in the aggregate, to have a material effect upon such Equityholder’s ability to perform its obligations under the Merger Agreement or any Ancillary Agreement or to consummate the transactions contemplated thereby, (ii) if the Equityholder is not an individual, conflict with or result in a violation of the governing documents of the Equityholder, (iii) require any consent or approval that has not been given or other action (including notice of payment or any filing with any Governmental Authority) that has not been taken by any Person (including under any Contract binding upon the Equityholder or the Equityholder’s Subject Units), except where the failure to obtain such consents or to take such actions would not reasonably be expected, individually or in the aggregate, to have a material effect upon such Equityholder’s ability to perform its obligations under the Merger Agreement or any Ancillary Agreement or to consummate the transactions contemplated thereby, or (iv) result in the creation or imposition of any Lien on the Equityholder’s Subject Units. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Equityholder is a trustee whose consent is required for either the execution and delivery of this Agreement or the consummation by the Equityholder of the transactions contemplated by this Agreement that has not been obtained.

(e) Legal Proceedings. There is no Action pending against, or to the knowledge of the Equityholder, threatened against the Equityholder or any of its Affiliates, by or before (or that would be by or before) any Governmental Authority or arbitrator that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected, individually or in the aggregate, to prevent or enjoin such Equityholder’s performance of its obligations under the Merger Agreement or any Ancillary Agreement. None of the Holder or any of its Affiliates is subject to any Governmental Order that would reasonably be expected, individually or in the aggregate, to prevent or enjoin such Equityholder’s performance of its obligations under the Merger Agreement or any Ancillary Agreement.

(f) Trusts. If the Equityholder is the beneficial owner of any Subject Units held in trust, no consent of any beneficiary of such trust is required in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or by the Merger Agreement.

Section 4. Finders Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Equityholder, the Company or any of their respective Affiliates in respect of the Merger Agreement, this Agreement or any of the respective transactions contemplated thereby and hereby based upon any arrangement or agreement made by or, to the knowledge of the Equityholder, on behalf of the Equityholder.

Section 5. Remedies. The Equityholder acknowledges and agrees that the rights of each party contemplated by this Agreement are unique. Accordingly, the Equityholder agrees that a remedy at law for any breach of this Agreement would be inadequate and that the Company, BlueRiver, their Subsidiaries or their respective Affiliates, in addition to any other remedies available, shall be entitled to obtain preliminary and permanent injunctive relief to secure specific performance of such covenants and to prevent a breach or contemplated breach of this Agreement without the necessity of proving actual damage or posting a bond or other security. The Equityholder will be responsible for any breach or violation of this Agreement by its Representatives. In the event of any Action under this Agreement between the Equityholder and the Company or BlueRiver, as applicable, the non-prevailing party in such Action as determined in a final, non-appealable decision by a court of competent jurisdiction will pay its own expenses and the reasonable out-of-pocket expenses, including reasonable attorneys’ fees and costs, incurred by the other party. The occurrence of the Closing will not relieve the Equityholder of any obligation or liability arising from any breach by the Equityholder of this Agreement prior to the Closing.

Section 6. Severability. Each provision of this Agreement is separable from every other provision of this Agreement. If any provision of this Agreement is found or held to be invalid, illegal or unenforceable, in whole or in part, by a court of competent jurisdiction, then (i) such provision will be deemed amended to conform to applicable laws so as to be valid, legal and enforceable to the fullest possible extent, (ii) the invalidity, illegality or unenforceability of such provision will not affect the validity, legality or enforceability of such provision under any other circumstances or in any other jurisdiction, and (iii) the invalidity, illegality or unenforceability of such provision will not affect the validity, legality or enforceability of the remainder of such provision or the validity, legality or enforceability of any other provision of this Agreement. Without limiting the foregoing, if any covenant of the Equityholder in this Agreement is held to be unreasonable, arbitrary, or against public policy, such covenant

Annex H-4

shall be considered to be divisible with respect to scope, time and geographic area, and such lesser scope, time or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, shall be effective, binding and enforceable against the Equityholder.

Section 7. Governing Law; Submission to Jurisdiction; Waiver of Jury. Section 13.07 and Section 13.13 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

Section 8. Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Any extension or waiver in favor of the Equityholder of any provision hereto shall be valid only if set forth in an instrument in writing signed by BlueRiver and the Company; and provided, that any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 9. Headings; Interpretation; Counterparts. The provisions of Section 13.08 of the Merger Agreement are hereby incorporated herein by reference, mutatis mutandis.

Section 10. Successors and Assigns; Third Party Beneficiaries. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party, except that the Company, BlueRiver or any of their respective Subsidiaries may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the Effective Time, to any Person; provided that no such transfer or assignment shall relieve such party of its obligations hereunder or enlarge, alter or change any obligation of any other Party. Each of the Company, BlueRiver and their respective Subsidiaries are express third party beneficiaries of this Agreement and will be considered parties under and for purposes of this Agreement.

Section 11. Trusts. If applicable, for purposes of this Agreement, the Equityholder with respect to any Subject Units held in trust shall be deemed to be the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require, including for purposes of such trustees’ representations and warranties as to the proper organization of the trust, their power and authority as trustees and the non-contravention of the trust’s governing instruments.

Section 12. Amendments. This Agreement may only be amended or modified by an instrument in writing signed by each of the Equityholder, BlueRiver and the Company.

Section 13. Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), addressed as follows:

(i) If to BlueRiver, to:

BlueRiver Acquisition Corp.
250 West Nottingham Drive, Suite 400
San Antonio, Texas 78209
Attention: Eric Medina
Email: eric.medina@blueriverspac.com

with copies (which shall not constitute notice) to:

Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
Attention: Dan Espinoza
Email: DEspinoza@goodwinlaw.com

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(ii) If to the Company, to:

Spinal Stabilization Technologies, LLC
P.O. Box 90622
San Antonio, TX 78209
Attention: Mark Novotny
Email: mnovotny@sstspine.com

with copies (which shall not constitute notice) to:

Kreager Mitchell
7373 Broadway, Ste 500
San Antonio, TX 78209
Attention: Mike Kreager and Alan J. Gretzinger
Email: mkreager@kreagermitchell.com; agretzinger@kreagermitchell.com

(iii) If to the Equityholder, to the address set forth on the signature page hereto.

Section 14. Effectiveness; Termination. This Agreement shall become effective as of the date hereof and shall automatically terminate (without the requirement of any action by any party hereto) and be of no further force or effect upon the earliest to occur of (a) the date on which the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, or (b) the mutual written consent of BlueRiver, the Company and the Equityholder.

[Remainder of page intentionally left blank]

Annex H-6

IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the date first written above.

BLUERIVER
BLUERIVER ACQUISITION CORP.
By:
Name:
Title:
COMPANY
SPINAL STABILIZATION TECHNOLOGIES, LLC
By:
Name:
Title:

[Signature Page to Member Support Agreement]

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IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the date first written above.

EQUITYHOLDER:
Printed Name:
Signature:
By (if an entity):
Title (if an entity):
Email:
Address:

Number of Class A1 Units:
Number of Class A2 Units:
Number of Class B1 Units:
Number of Class B2 Units:
Number of Class B2R Units:

[Signature Page to Member Support Agreement]

Annex H-8

Annex J

THE UNITS REPRESENTED BY THIS FIFTH AMENDED AND RESTATED COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

SPINAL STABILIZATION TECHNOLOGIES, LLC

FIFTH AMENDED AND RESTATED COMPANY AGREEMENT

This Fifth Amended and Restated Company Agreement, dated as of [•] (this “Agreement”), is entered into by and among Spinal Stabilization Technologies, LLC, a Texas limited liability company (the “Company”), Spinal Stabilization Technologies, Inc. (f/k/a BlueRiver Acquisition Corp.), a Delaware corporation, as Managing Member and on its behalf and the Members. Capitalized terms used herein without definition shall have the meanings assigned to such terms in Article I.

WHEREAS, the Members entered into the Fourth Amended and Restated Company Agreement of the Company, dated as of June 30, 2023 (the “Prior Agreement”);

WHEREAS, the Company entered into the Merger Agreement, dated as of July 21, 2023 (the “MA”), with BlueRiver Acquisition Corp. and BLUA Merger Sub, LLC, a Delaware limited liability company, pursuant to which BLUA Merger Sub, LLC will merge with and into the Company with the Company surviving the merger (the “Merger”), and the Company will issue Class A Common Units to certain Persons who are or will become Members;

WHEREAS, BlueRiver Acquisition Corp. will then change its corporate name to Spinal Stabilization Technologies, Inc. in connection with completion of the Merger;

WHEREAS, the Members of the Company wishes to designate PubCo as Managing Member, and PubCo, by its execution and delivery of this Agreement, is hereby admitted to the Company as Managing Member, and in such capacity shall have the rights and obligations as provided in this Agreement; and

WHEREAS, the Company, PubCo, the Members, and the Managers desire to amend and restate the Prior Agreement in its entirety as set forth herein, effective as of immediately before the Effective Time, at which time the Prior Agreement will be superseded entirely by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree to amend and restate the Prior Agreement to read in its entirety as follows:

Article I
DEFINITIONS

1.1.         Certain Definitions. The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“Additional Member” means a Person admitted to the Company as a Member pursuant to Section 10.2.

“Adjusted Capital Account Balance” means, with respect to each Member, the balance in such Member’s Capital Account adjusted (i) by taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6); and (ii) by adding to such balance such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), and any amounts such Member is obligated to contribute or deemed obligated to contribute pursuant to any provision of this Agreement or by applicable law. The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

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“Admission Date” has the meaning set forth in Section 9.4.

“Affiliate” of any Person means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise. For purposes of this Agreement, no Member shall be deemed to be an Affiliate of any other Member solely by reason of being a Member.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Appraiser FMV” means the fair market value of one share of Class A Common Stock that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, without regard to the particular circumstances of the buyer or seller and considering the effect of any other outstanding classes or series of secruties, as determined by an investment bank reasonably selected by the Board pursuant to the methodology selected by such investment bank. Once determined, an Appraiser FMV shall be valid for six months unless the Board determines that the Appraiser FMV shall be updated based on material changes to the business or financial condition of the Company.

“Assignee” means a Person to whom any Units have been Transferred in accordance with the terms of this Agreement but who has not become a Member pursuant to Article X.

“Assumed Tax Rate” has the meaning set forth in Section 4.1(d)(ii).

“Base Rate” means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Board” means the board of directors of PubCo, as constituted at any given time.

“Book Value” means, with respect to any property of the Company, the Company’s adjusted basis for U.S. federal income tax purposes, as adjusted from time to time to reflect the adjustments required or permitted by of Treasury Regulation Section 1.704-1(b)(2)(iv)(d)-(g).

“Business Day” means any day, other than a Saturday, Sunday or any other day on which commercial banks located in the State of New York are authorized or obligated by law or executive order to close.

“Business Opportunities Exempt Party” has the meaning set forth in Section 6.6.

“Capital Account” means the capital account maintained for a Member pursuant to Section 3.8.

“Capital Contribution” means any cash, cash equivalents, promissory obligations or the Fair Market Value of other property which a Member contributes to the Company pursuant to Section 3.1.

“Capital Stock” shall mean any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) including, without limitation, partnership or membership interests (including any components thereof such as capital accounts, priority returns or the like) in a limited partnership or limited liability company and any and all warrants, rights or options to purchase any of the foregoing.

“Cash Exchange Class A 5-Day VWAP” means the arithmetic average of the VWAP for each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Exchange Notice Date.

“Cash Exchange Notice” has the meaning set forth in Section 12.1(b).

“Cash Exchange Payment” means with respect to a particular Exchange for which PubCo has elected to make a Cash Exchange Payment in accordance with Section 12.1(b):

(i)          if the shares of Class A Common Stock are then traded on a National Securities Exchange or automated or electronic quotation system, an amount of cash equal to the product of (x) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for

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that portion of the Class A Common Units subject to the Exchange set forth in the Cash Exchange Notice if PubCo had paid the Stock Exchange Payment with respect to such number of Class A Common Units, and (y) the Cash Exchange Class A 5-Day VWAP; or

(ii)         if the shares of Class A Common Stock are not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, an amount of cash equal to the product of (x) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion of the Class A Common Units subject to the Exchange set forth in the Cash Exchange Notice if PubCo had paid the Stock Exchange Payment with respect to such number of Class A Common Units, for which PubCo has elected to make a Cash Exchange Payment and (y) the Appraiser FMV of one (1) share of Class A Common Stock.

“Certificate” means the Company’s certificate of formation as filed with the Secretary of State of the State of Texas, as amended or amended and restated from time to time.

“Change of Control” means the occurrence of any transaction or series of related transactions in which: (a) any Person or any group of Persons (other than PubCo) acting together that would constitute a “group” for purposes of Section 13(d) of the Exchange Act, is or becomes the beneficial owner, directly or indirectly, of securities of PubCo or the Company representing more than 50% of the combined voting power of PubCo’s or the Company’s, as applicable, then outstanding voting securities (excluding a transaction or series of related transactions described in clause (b) that would not constitute a Change of Control), (b) the consummation a merger or consolidation of PubCo or the Company with any other Person, and, immediately after the consummation of such merger or consolidation, the outstanding voting securities of PubCo or the Company, as applicable, immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if PubCo or the Company, as applicable (or its successor), is a Subsidiary of such Person, the ultimate parent thereof, or (c) there is consummated an agreement or series of related agreements for the sale or transfer, directly or indirectly, by PubCo of all or substantially all of PubCo’s assets (including the Equity Securities or assets of the Company).

“Class A Common Stock” means, as applicable, (a) the Class A Common Stock, par value [$0.0001] per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class A Common Stock or into which the Class A Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Class A Common Units” means the common limited liability company membership interests described in Section 3.1(a)(i) and having the rights and preferences specified herein.

“Class A Percentage Interest” means, with respect to any Member, the quotient obtained by dividing the aggregate number of Class A Common Units then owned by such Member by the aggregate number of Class A Common Units then owned by all Members.

“Class V Common Stock” means, as applicable, (a) the Class V Common Stock, par value [$0.0001] per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class V Common Stock or into which the Class V Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“COC Exchange” has the meaning set forth in Section 12.1(d).

“COC Exchange Date” has the meaning set forth in Section 12.1(d).

“COC Notice” has the meaning set forth in Section 12.1(d).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble to this Agreement.

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“Company Minimum Gain” has the meaning ascribed to the term “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Convertible Securities” means any securities directly or indirectly convertible into or exercisable or exchangeable for Units.

“Covered Transaction” means any Liquidity Event or any other sale, redemption or Transfer of Units.

“Designated Individual” has the meaning set forth in Section 8.3.

“Distribution” means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any securities, or (b) any recapitalization or exchange of securities of the Company, or any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units.

“DTC” means The Depository Trust Company.

“Effective Time” means the effective time of the Merger under the MA.

“Encumbrance” means any mortgage, hypothecation, claim, lien, encumbrance, conditional sales or other title retention agreement, right of first refusal, preemptive right, pledge, option, charge, security interest or other similar interest, easement, judgment or imperfection of title of any nature whatsoever.

“Equity Securities” means (i) Units or other equity interests in the Company (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Managing Member, including rights, powers and/or duties senior to existing classes and groups of Units and other equity interests in the Company) or equity interests in any other specified Person, (ii) Convertible Securities or other obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into other equity interests in the Company or any other specified Person and (iii) Options or warrants, or other rights to purchase or otherwise acquire other equity interests in the Company or any other specified Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Event of Withdrawal” means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company.

“Exchange” means (a) the redemption by the Company of Class A Common Units held by a Member (together with the surrender and cancellation of the same number of outstanding shares of Class V Common Stock held by such Member) for either (i) a Stock Exchange Payment or (ii) a Cash Exchange Payment or (b) the direct purchase by PubCo of Class A Common Units and shares of Class V Common Stock held by a Member in accordance with a PubCo Call Right, in each case in accordance with Article XII.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Exchange Act shall be deemed to include any corresponding provisions of future law.

“Exchange Blackout Period” means the period of time commencing on (x) the date of payment of a Distribution by the Company to PubCo (or the record date for such Distribution, if earlier than the date of payment of such Distribution) (such date, the “Start Date”) for the first Distribution under Section 4.1 after the date of this Agreement and thereafter for each first Distribution under Section 4.1 following the end of each immediately preceding Exchange Blackout Period (in respect of the four (4) distribution dates in a calendar year set forth in the Distribution Policy) and ending on (but including) (y) the PubCo Record Date for the PubCo dividend immediately following such Distribution; provided that in no event shall such period of time exceed twenty (20) calendar days following the Start Date. For the avoidance of doubt, no more than four (4) Exchange Blackout Periods can begin in any calendar year.

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“Exchange Conditions” means any of the following conditions: (a) any Registration Statement pursuant to which the resale of the shares of Class A Common Stock to be registered for such Exchanging Member at or immediately following the consummation of the Exchange shall have ceased to be effective pursuant to any action or inaction by the Commission or no such resale Registration Statement has yet become effective, (b) PubCo shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Exchange, (c) PubCo shall have exercised its right to defer, delay or suspend the filing or effectiveness of a Registration Statement and such deferral, delay or suspension shall affect the ability of such Exchanging Member to have its shares of Class A Common Stock registered at or immediately following the consummation of the Exchange, (d) any stop order relating to the Registration Statement pursuant to which the shares of Class A Common Stock were to be registered by such Exchanging Member at or immediately following the Exchange shall have been issued by the Commission, or (e) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Exchange, or (f) PubCo shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement to the extent related to the resale of the shares of Class A Common Stock of an Exchanging Member, and such failure shall have adversely affected the ability of such Exchanging Member to consummate the resale of the shares of Class A Common Stock to be received upon such Exchange pursuant to an effective Registration Statement.

“Exchange Date” means the date that is five (5) Business Days after the Exchange Notice Date is given; provided, that if an Exchanging Member delays the consummation of an Exchange by delivering an Exchange Delay Notice, the Exchange Date shall occur on the date that is three (3) Business Days following the date on which the conditions giving rise to such delay cease to exist which shall in no event be before the date otherwise determined pursuant to this definition (or such earlier day as the Managing Member and such Exchanging Member may agree in writing); provided, however, that if the Exchange Date for any Exchange with respect to which PubCo elects to make a Stock Exchange Payment would otherwise fall within any Exchange Blackout Period, then the Exchange Date shall occur on the next Business Day following the end of such Exchange Blackout Period; and provided further, that to the extent an Exchange is made in connection with an Exchanging Member’s proper exercise of its rights to participate in a Piggy-Back Registration pursuant to [Section 2.3] of the Registration Rights Agreement, the Exchange Date shall be the date on which the offering with respect to such Piggy-Back Registration is completed.

“Exchange Delay Notice” is defined in Section 12.1(c).

“Exchange Notice” means a written election of Exchange in the form of Exhibit A, duly executed by an Exchanging Member.

“Exchange Notice Date” means, with respect to any Exchange Notice, the date such Exchange Notice is given to the Company in accordance with Section 12.1.

“Exchange Rate” means, at any time, the number of shares of Class A Common Stock for which one Class A Common Unit is entitled to be Exchanged at such time pursuant to this Agreement. On the date of this Agreement, the Exchange Rate shall be one for one, subject to adjustment pursuant to Section 12.7.

“Exchanged Units” means, with respect to any Exchange, the Class A Common Units being exchanged pursuant to a relevant Exchange Notice, and an equal number of shares of Class V Common Stock held by the relevant Exchanging Member; provided, that, such amount of Class A Common Units shall in no event be less than the Minimum Exchange Amount.

“Exchanging Member” means any Member holding Class A Common Units (other than PubCo and its wholly-owned Subsidiaries) whose Class A Common Units are subject to an Exchange.

“Exempt Pledge” means a pledge by a Member of Class A Common Units held by such Member as security for a bona fide margin loan or other customary lending arrangement with one or more banks or financial institutions (the “Lenders”) that meets the following conditions: (a) such pledging Member shall have complied with all applicable policies of PubCo and the Company, including any securities trading, insider trading and pledging policies, in entering into such pledge (or otherwise entered into such pledge pursuant to a valid waiver of any of such policies in accordance with the applicable terms thereof), (b) the documentation of such bona fide margin loan or other customary arrangement shall be in a form reasonably acceptable to the Managing Member, and (c) it is established to the reasonable satisfaction of the Managing Member that, based upon the terms and conditions of

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such bona fide margin loan or other customary arrangement and any related agreements, (i) the Lender(s) will not be considered to be the “tax owner” of such Class A Common Units for United States federal income tax purposes and (ii) such bona fide margin loan or other customary arrangement shall not create adverse tax consequences for the Company or any Member. For the avoidance of doubt, the exercise by a Lender of its rights to acquire or Transfer any Class A Common Units subject to such pledge shall not be an Exempt Pledge.

“Exempt Transfer” has the meaning set forth in Section 9.1(b).

“Fair Market Value” means, with respect to any asset or equity interest, its fair market value determined according to Article XIV.

“Family Group” means a Member’s spouse, parents, siblings and descendants (whether by birth or adoption) and any trust or other estate planning vehicle established solely for the benefit of such Member and/or such Member’s spouse and/or such Member’s descendants (by birth or adoption), parents, siblings or dependents, or any charitable trust the grantor of which is such Member and/or member of such Member’s Family Group.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 7.2.

“Fund Indemnitees” has the meaning set forth in Section 6.4(e).

“Fund Indemnitors” has the meaning set forth in Section 6.4(e).

“Governmental Entity” means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“Holding Company” has the meaning set forth in the Recitals.

“Imputed Underpayment Amount” means (a) any “imputed underpayment” within the meaning of Section 6225 of the Code (or any corresponding or similar provision of state, local or foreign tax law) paid (or payable) by the Company as a result of any adjustment by the IRS with respect to any Company item of income, gain, loss, deduction, or credit of the Company (including, without limitation, any “partnership-related item” within the meaning of Section 6241(2) of the Code (or any corresponding or similar provision of state, local or foreign tax law)), including any interest, penalties or additions to tax with respect to any such adjustment, (b) any amount not described in clause (a) (including any interest, penalties or additions to tax with respect to such amounts) paid (or payable) by the Company as a result of the application of Sections 6221-6241 of the Code (or any corresponding or similar provision of state, local or foreign tax law), and/or (c) any amount paid (or payable) by any entity treated as a partnership for U.S. federal income tax purposes in which the Company holds (or has held) a direct or indirect interest other than through entities treated as corporations for U.S. federal income tax purposes if the Company bears the economic burden of such amounts, whether by law or agreement, as a result of the application of Sections 6221-6241 of the Code (including for the avoidance of doubt Section 6226(b) of the Code or any corresponding or similar provision of U.S. state or local or non-U.S. tax law), including any interest, penalties or additions to tax with respect to such amounts.

“Income Amount” has the meaning set forth in Section 4.1(d).

“Indemnified Person” has the meaning set forth in Section 6.4(a).

“Liquid Securities” has the meaning set forth in Section 12.1(d).

“Liquidity Event” means, whether occurring through one transaction or a series of related transactions, any liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

“MA” has the meaning set forth in the Recitals.

“Managing Member” means (i) immediately before the Effective Time, Blue River Acquisitions Corp. and (ii) from and after the Effective Time, PubCo, whereupon Blue River Acquisitions Corp. shall cease to be the Managing Member, or any successor Managing Member admitted to the Company in accordance with the terms of this Agreement, in its capacity as the managing member of the Company.

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“Member” means each of the Persons from time to time admitted to the Company as a member of the Company and listed as a Member in the books and records of the Company, each in its capacity as a member of the Company.

“Member Nonrecourse Debt Minimum Gain” has the meaning ascribed to the term “partner nonrecourse debt minimum gain” in Treasury Regulations Section 1.704-2(i)(2).

“Member Nonrecourse Deductions” has the meaning ascribed to the term “partner nonrecourse deductions” set forth in Treasury Regulations Section 1.704-2(i)(2).

“Member’s Required Tax Distribution” has the meaning set forth in Section 4.1(d).

“Merger” has the meaning set forth in the Recitals.

“Minimum Exchange Amount” means a number of Class A Common Units held by an Exchanging Member equal to the lesser of (x) 1,000 Class A Common Units and (y) all of the Class A Common Units then held by the applicable Exchanging Member.

“National Securities Exchange” means a securities exchange registered with the Commission under Section 6 of the Exchange Act.

“Net Loss” means, with respect to a Taxable Year, the excess, if any, of Losses for such Taxable Year over Profits for such Taxable Year (excluding Losses and Profits specially allocated pursuant to this Agreement).

“Net Profit” means, with respect to a Taxable Year, the excess, if any, of Profits for such Taxable Year over Losses for such Taxable Year (excluding Profits and Losses specially allocated pursuant to this Agreement).

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions of the Company for a Fiscal Year equals the net increase, if any, in the amount of Company Minimum Gain of the Company during that fiscal year, determined according to the provisions of Treasury Regulations Section 1.704-2(c).

“Participate” (and the correlative terms “Participating” and “Participation”) includes any direct or indirect ownership interest in any enterprise or participation in the management of such enterprise, whether as an officer, director, employee, partner, sole proprietor, agent, representative, independent contractor, consultant, executive, franchisor, franchisee, creditor, owner or otherwise.

“Partnership Representative” has the meaning set forth in Section 8.3.

“Permitted Transferee” means any transferee in an Exempt Transfer.

“Person” means an individual or a corporation, partnership, limited liability company, trust, unincorporated organization, association or other entity.

“Prior Agreement” has the meaning set forth in the Recitals.

“Profits” or “Losses” means items of Company income and gain or loss and deduction, other than items allocated pursuant to Section 4.3, for an applicable tax accounting period determined for purposes of maintaining the Capital Account of each Member under Section 3.2 and in accordance with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

“PubCo” means Spinal Stabilization Technologies, Inc. (f/k/a BlueRiver Acquisition Corp.), a Delaware corporation, and its successors.

“PubCo Call Notice” has the meaning set forth in Section 12.3.

“PubCo Call Right” has the meaning set forth in Section 12.3.

“PubCo Record Date” means the record date determined by the Board for the declaration of a dividend payable on the outstanding shares of Class A Common Stock.

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“PubCo Warrants” shall refer, collectively, to the BlueRiver Common Warrants and the BlueRiver Sponsor Warrants, each as defined in the MA.

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, dated as of or about the date hereof, by and among PubCo and the parties listed as therein, as may be amended from time to time.

“Securities Act” means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

“Securities and Exchange Commission” means the United States Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

“Similar Law” means any law or regulation that could cause the underlying assets of the Company to be treated as assets of the Member by virtue of its limited liability company interest in the Company and thereby subject the Company and the Managing Member (or other persons responsible for the investment and operation of the Company’s assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.

“Sponsor” has the meaning provided in the MA.

“Stock Exchange Payment” means, with respect to any Exchange of Class A Common Units for which a Stock Exchange Payment is elected by the Managing Member, a number of shares of Class A Common Stock equal to the number of Class A Common Units so exchanged multiplied by the Exchange Rate.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 10.1.

“Tax Distributions” has the meaning set forth in Section 4.1(d).

“Tax Estimation Period” has the meaning set forth in Section 4.1(d)(ii).

“Taxable Year” means the Company’s taxable year for U.S. federal income tax purposes determined pursuant to Section 8.2.

“Texas Act” means the Texas Limited Liability Company Act, Chapter 101 of the Texas Business Organization Code, as it may be amended from time to time, and any successor to the Texas Act.

“Transfer” has the meaning set forth in Section 9.1(a).

“Transferor’s Owner” has the meaning set forth in Section 9.1(c)(i).

“Treasury Regulations” means the income tax regulations promulgated under the Code, as amended.

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“Unit” means, collectively, the Class A Common Units and such other units of the Company as may be authorized, designated or issued, as determined by the Managing Member from time to time after the date hereof.

“VWAP” means the daily per share volume-weighted average price of the Class A Common Stock on the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading, as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A Common Stock (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, (a) the per share volume-weighted average price of a share of Class A Common Stock on such Trading Day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (b) if such determination is not feasible, the market price per share of Class A Common Stock, in either case as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by PubCo); provided, however, that if at any time for purposes of the Class A 5-Day VWAP, shares of Class A Common Stock are not then listed, quoted or traded on a principal United States securities exchange or automated or electronic quotation system, then the VWAP shall mean the per share Appraiser FMV of one (1) share of Class A Common Stock (or such other Equity Security into which the Class A Common Stock was converted or exchanged).

“Withholding Payment” has the meaning set forth in Section 4.5.

1.2.         Interpretive Provisions. For all purposes of this Agreement, except as otherwise provided in this Agreement or unless the context otherwise requires:

(a)      The singular includes the plural and the plural includes the singular.

(b)      A reference to the masculine gender shall be deemed to be a reference to the feminine gender and vice versa.

(c)      The words “or,” “either,” and “any” are not exclusive.

(d)      A reference to a Person includes its permitted successors and permitted assigns.

(e)      The words “include,” “includes” and “including” are not limiting and shall be deemed to be followed by the words “without limitation”.

(f)       The headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement.

(g)      A reference in a document to an Article, Section, Exhibit, Schedule, Annex or Appendix is to the Article, Section, Exhibit, Schedule, Annex or Appendix of such document unless otherwise indicated. Exhibits, Schedules, Annexes or Appendices to any document shall be deemed incorporated by reference in such document.

(h)      References to any document, instrument or agreement (i) shall include all exhibits, schedules and other attachments thereto, (ii) shall include all documents, instruments or agreements issued or executed in replacement thereof, and (iii) shall mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified and supplemented from time to time and in effect at any given time.

(i)       The words “hereof,” “herein” and “hereunder” and words of similar import when used in any document shall refer to such document as a whole and not to any particular provision of such document.

(j)       This Agreement is the result of negotiations among, and has been reviewed by, the Members with the advice of counsel to the extent deemed necessary by any Member. Accordingly, this Agreement shall be deemed to be the product of all of the Members, and no ambiguity shall be construed in favor of or against any Member.

(k)      All accounting terms not specifically defined in this Agreement shall be construed in accordance with generally accepted accounting principles in the United States of America, consistently applied.

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(l)       All references to currency, monetary values and dollars set forth in this Agreement shall mean United States (U.S.) dollars and all payments under this Agreement shall be made in United States dollars.

(m)     The term “day” shall mean calendar day.

(n)      Whenever an event or action is to be performed by a particular date or a period ends on a particular date, and the date in questions falls on a day which is not a business day, the event or action shall be performed, or the period shall end, on the next succeeding business day.

(o)      All references in this Agreement to any law shall be to such law as amended, supplemented, modified and replaced from time to time, and all rules and regulations promulgated thereunder.

Article II
ORGANIZATIONAL MATTERS

2.1.         Formation of Company. The Company was formed on November 30, 2010 pursuant to the provisions of the Texas Act.

2.2.         Company Agreement. The Members hereby execute this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Texas Act. This Agreement amends and restates the Prior Agreement in its entirety and shall constitute the “company agreement” (as that term is defined in the Texas Act) of the Company effective as of the Effective Time. The Members hereby agree that during the term of the Company set forth in Section 2.6 the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions set forth in this Agreement and the Texas Act. On any matter upon which this Agreement is silent, the Texas Act shall control. No provision of this Agreement shall be in violation of the Texas Act and to the extent any provision of this Agreement is in violation of the Texas Act, such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided, however, that where the Texas Act provides that a provision of Texas Act shall apply “unless otherwise provided in a company agreement” or words of similar effect, the provisions of this Agreement shall in each instance control.

2.3.         Name. The name of the Company shall be “Spinal Stabilization Technologies, LLC”. The Managing Member in its sole discretion may change the name of the Company at any time and from time to time in accordance with the Texas Act. Notification of any such change shall be given to all of the Members. The Company’s business may be conducted under its name and/or any other name or names deemed advisable by the Managing Member.

2.4.         Purpose. The Company shall have authority to engage in any lawful business, purpose or activity permitted by the Texas Act. The Company shall possess and may exercise all of the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, and may take any other action not prohibited under the Act or other applicable law, including such powers or privileges as are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

2.5.         Principal Office; Registered Office. The principal office of the Company shall be at Unit 4, Kilkenny Enterprise Center; IDA Ireland Purcellsinch Business Park, Dublin Road; Kilkenny City, County Kilkenny, R95 PD87; Ireland, or such other place as the Managing Member may from time to time designate. The Company may maintain offices at such other place or places as the Managing Member deems advisable. Notification of any such change shall be given to all of the Members. The address of the registered office of the Company in the State of Texas shall be 7373 Broadway, Suite 500, San Antonio, TX 79029, and the registered agent for service of process on the Company in the State of Texas at such registered office shall be The Kreager Law Firm.

2.6.         Term. The term of the Company commenced upon the filing of the Certificate in accordance with the Texas Act and shall continue in existence until dissolution thereof in accordance with the provisions of Article XIII. The existence of the Company as a separate legal entity shall continue until cancellation of the Certificate as provided in the Texas Act.

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2.7.         No State-Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise.

2.8.         Tax Treatment. The Members intend that the Company shall be treated as a partnership for U.S. federal (and applicable state or local) income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with and actions necessary to obtain such treatment.

2.9.         Prior Agreements. For the avoidance of doubt, all prior limited liability company agreements amongst the Company and its members, including all amendments thereto, shall govern and control for all periods prior to the date hereof.

Article III
CAPITALIZATION; CAPITAL CONTRIBUTIONS

3.1.         Capitalization.

(a)      Each Member shall hold Units, and the relative rights, privileges, preferences and obligations with respect to each Member’s Units shall be determined under this Agreement and the Texas Act based upon the number and the class of Units held by such Member. The number and the class of Units held by each Member shall be set forth in the books and records of the Company. The Company shall maintain a schedule (as updated and amended from time to time in accordance with the terms of this Agreement and current as of the date set forth therein), which shall include: (i) the name and address of each Member; (ii) the aggregate number of and type of Units issued and outstanding held by each Member; and (iii) each Member’s Capital Contributions following the Effective Time. The classes of Units as of the Effective Time is as follows:

(i)       Class A Common Units. The Class A Common Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class A Common Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units.

The Members shall have no right to vote on any matter, except as specifically set forth in this Agreement, or as may be required under the Texas Act. Any such vote shall be at a meeting of the Members entitled to vote or in writing as provided herein.

(b)      Subject to the provisions of this Agreement, the Managing Member in its sole discretion may establish and issue, from time to time in accordance with such procedures as the Managing Member shall determine from time to time, additional Units, in one or more classes or series of Units, or other Company securities, at such price, and with such designations, preferences and relative, participating, optional or other special rights, powers and duties (which may be senior to existing Units, classes and series of Units or other Company securities), as shall be determined by the Managing Member without the approval of any Member or any other Person who may acquire an interest in any of the Units, including (i) the right of such Units to share in Profits and Losses or items thereof; (ii) the right of such Units to share in Company Distributions; (iii) the rights of such Units upon dissolution and winding up of the Company; (iv) whether, and the terms and conditions upon which, the Company may or shall be required to redeem such Units (including sinking fund provisions); (v) whether such Units are issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which such Units will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Class A Percentage Interest as to such Units; (viii) the terms and conditions of the issuance of such Units (including, without limitation, the amount and form of consideration, if any, to be received by the Company in respect thereof, the Managing Member being expressly authorized, in its sole discretion, to cause the Company to issue such Units for less than fair market value); and (ix) the right, if any, of the holder of such Units to vote on Company matters, including matters relating to the relative designations, preferences, rights, powers and duties of such Units. Subject to the provisions of this Agreement, the Managing Member in its sole discretion, without the approval of any Member or any other Person, is authorized (i) to issue Units or other Company securities of any newly established class or any existing class to Members or other Persons who may acquire an interest in the

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Company; (ii) to amend this Agreement to reflect the creation of any such new class, the issuance of Units or other Company securities of such class, and the admission of any Person as a Member which has received Units or other Company securities; and (iii) to effect the combination, subdivision and/or reclassification of outstanding Units as may be necessary or appropriate to give economic effect to equity investments in the Company by the Managing Member that are not accompanied by the issuance by the Company to the Managing Member of additional Units and to update the books and records of the Company accordingly. All Units of a particular class shall have identical rights in all respects as all other Units of such class, except in each case as otherwise specified in this Agreement. Unless otherwise determined in the Managing Member’s sole discretion, the Company shall not, and the Managing Member shall not cause the Company to, issue any Units if such issuance would result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)).

(c)      All Units issued hereunder shall be uncertificated unless otherwise determined by the Managing Member.

(d)      Each Member who is issued Units by the Company pursuant to the authority of the Managing Member pursuant to Section 5.1 shall make the Capital Contributions to the Company determined by the Managing Member pursuant to the authority of the Managing Member pursuant to Section 5.1 in exchange for such Units.

(e)      Each Member, to the extent having the right to consent thereto, by executing this Agreement, hereby confirms, ratifies and approves the transactions contemplated by this Agreement and the other agreements and transactions referred to herein.

3.2.         New PubCo Issuances.

(a)      Subject to Article XII and Section 3.2(b), if, at any time after the Effective Time, PubCo issues shares of its Class A Common Stock or any other Equity Security of PubCo (other than shares of Class V Common Stock), (x) the Company shall concurrently issue to PubCo an equal number of Class A Common Units (if PubCo issues shares of Class A Common Stock), or an equal number of such other Equity Security of the Company corresponding to the Equity Securities issued by PubCo (if PubCo issues Equity Securities of PubCo other than Class A Common Stock), and with the same rights to dividends and Distributions (including Distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo so issued and (y) PubCo shall concurrently contribute to the Company the net proceeds or other property received by PubCo, if any, in connection with the issuance of such shares of Class A Common Stock or other Equity Security.

(b)      Notwithstanding anything to the contrary contained in Section 3.2(a) or Section 3.2(c), this Section 3.2 shall not apply to (x) the issuance and Distribution to holders of shares of PubCo Class A Common Stock of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholder rights plan (and upon exchange of Class A Common Units for Class A Common Stock, such Class A Common Stock will be issued together with corresponding rights under such plan) or (y) the issuance under PubCo’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock, restricted stock units, performance based award or other rights to acquire Equity Securities of PubCo or rights or property that may be converted into or settled in Equity Securities of PubCo, but shall in each of the foregoing cases apply to the issuance of Equity Securities of PubCo in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards or the vesting of restricted stock (including as set forth in clause (c) below, as applicable).

(c)      In the event any outstanding Equity Security of PubCo is exercised or otherwise converted and, as a result, any shares of Class A Common Stock or other Equity Securities of PubCo are issued (including as a result of the exercise of PubCo Warrants), (x) the corresponding Equity Security outstanding at the Company, if any, shall be similarly exercised or otherwise converted, if applicable, (y) an equivalent number of Class A Common Units or equivalent Equity Securities of the Company shall be issued to PubCo as required by the first sentence of Section 3.2(a), and (z) PubCo shall concurrently contribute to the Company the net proceeds received by PubCo from any such exercise or conversion.

3.3.         PubCo Debt Issuance. If at any time PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) issues debt securities, PubCo or such Subsidiary shall transfer to the Company the net proceeds received by PubCo or such Subsidiary, as applicable, in exchange for such debt securities in a manner that directly or indirectly burdens the Company with the repayment of the debt securities.

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3.4.         New Company Issuances. Except pursuant to Article XII, (a) the Company may not issue any additional Units to PubCo or any of its Subsidiaries unless (i) substantially simultaneously therewith PubCo or such Subsidiary issues or transfers an equal number of newly-issued shares of Class A Common Stock (or relevant Equity Security of such Subsidiary) to another Person or Persons, and (ii) such issuance is in accordance with Section 3.2, and (b) the Company may not issue any other Equity Securities of the Company to PubCo or any of its Subsidiaries unless (i) substantially simultaneously therewith PubCo or such Subsidiary issues or transfers, to another Person, an equal number of newly-issued shares of Equity Securities of PubCo or such Subsidiary with substantially the same rights to dividends and Distributions (including Distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company, and (ii) such issuance is in accordance with Section 3.2.

3.5.         Repurchases and Redemptions.

(a)      PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) may redeem, repurchase or otherwise acquire (A) shares of Class A Common Stock pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) and substantially simultaneously therewith the Company shall redeem, repurchase or otherwise acquire from PubCo or such Subsidiary an equal number of Class A Common Units for the same price per security, if any, or (B) any other Equity Securities of PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) and substantially simultaneously therewith the Company shall redeem, repurchase or otherwise acquire from PubCo or such Subsidiary an equal number of the corresponding class or series of Equity Securities of the Company with the same rights to dividends and Distributions (including Distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary for the same price per security, if any.

(b)      The Company may not redeem, repurchase or otherwise acquire (x) any Class A Common Units from PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of shares of Class A Common Stock for the same price per security from holders thereof or (y) any other Equity Securities of the Company from PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) for the same price per security an equal number of Equity Securities of PubCo (or such Subsidiary) of a corresponding class or series with substantially the same rights to dividends and Distributions (including Distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary.

(c)      Notwithstanding the foregoing clauses (a) and (b) of this Section 3.5, to the extent that any consideration payable by PubCo in connection with the redemption, repurchase or acquisition of any shares of Class A Common Stock or other Equity Securities of PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) consists (in whole or in part) of shares of Class A Common Stock or such other Equity Securities (including in connection with the cashless exercise of an option or warrant (or other convertible right or security)) other than under PubCo’s employee benefit plans for which there are no corresponding Class A Common Units or other Equity Securities of the Company, the redemption, repurchase or acquisition of the corresponding Class A Common Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.

3.6.         Equity Subdivisions and Combinations.

(a)      The Company shall not in any manner effect any subdivision (by any equity split, equity Distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Units unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Class A Common Stock or other related class or series of Equity Security of PubCo, with corresponding changes made with respect to any other exchangeable or convertible Equity Securities of the Company and PubCo.

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(b)      Except in accordance with Section 12.7, PubCo shall not in any manner effect any subdivision (by any equity split, equity Distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Class A Common Stock or any other class or series of Equity Security of PubCo, unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Units or other related class or series of Equity Security of the Company, with corresponding changes made with respect to any applicable exchangeable or convertible Equity Securities of the Company and PubCo.

3.7.         General Authority. For the avoidance of doubt, but subject to Sections 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6, the Company and PubCo (including in its capacity as the Managing Member of the Company) shall be permitted to undertake all actions, including an issuance, redemption, reclassification, Distribution, division or recapitalization, with respect to the Units to maintain at all times a one-to-one ratio between (i) the number of Class A Common Units owned by PubCo, directly or indirectly, and the number of outstanding shares of Class A Common Stock, and (ii) the number of outstanding shares of Class V Common Stock held by any Person (other than PubCo) and the number of Class A Common Units held by such Person disregarding, for purposes of maintaining the one-to-one ratios in clause (i), (A) options, rights or securities of PubCo issued under any plan involving the issuance of any Equity Securities of PubCo that are convertible into or exercisable or exchangeable for Class A Common Stock, (B) treasury stock, or (C) preferred stock or other debt or equity securities (including warrants, options or rights) issued by PubCo that are convertible or into or exercisable or exchangeable for Class A Common Stock (but in each case prior to such conversion or exchange).

3.8.         Capital Accounts. A separate capital account (each, a “Capital Account”) shall be established for each Member and shall be maintained in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) and Section 3.2 of this Agreement shall be interpreted and applied in a manner consistent with such regulations. In accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f), the Company may adjust the Capital Accounts of its Members to reflect revaluations (including any unrealized income, gain or loss) of the Company’s property (including intangible assets such as goodwill), whenever it issues additional interests in the Company (including any interests issued with a zero initial Capital Account), or whenever the adjustments would otherwise be permitted under such Treasury Regulations. In the event that the Capital Accounts of the Members are so adjusted, (i) the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property and (ii) the Members’ distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and Book Value of such property in the same manner as under Section 704(c) of the Code. In the event that Section 704(c) of the Code applies to property of the Company, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization, and gain and loss, as computed for book purposes with respect to such property. The Capital Accounts shall be increased (decreased) by the amount of Profits (Losses) allocated to the respective Members in accordance with this Agreement and applicable Treasury Regulations, and shall be maintained for the sole purpose of allocating Profits and Losses among the Members and have no effect on the amount of any Distributions to any Members in liquidation or otherwise. In connection with the transactions contemplated by this Agreement, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and determined as of the date hereof and the Capital Account of each Member shall be reflected in the books and records of the Company.

3.9.         Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member’s Capital Account (including upon and after dissolution of the Company).

3.10.       No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contribution or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

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3.11.       Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall advance funds to the Company in excess of the amounts required hereunder to be contributed by such Member to the capital of the Company, the making of such advances shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

3.12.       Shares Governed by Article 8. The Company hereby irrevocably elects that all Units in the Company shall be securities governed by Article 8 of the Uniform Commercial Code as in effect in the State of Texas and each other applicable jurisdiction. Should the Company issue certificates to a Member evidencing the Units held by such Member in the Company, each such certificate shall bear the following legend, among others determined by the Board: “This certificate evidences an interest in Spinal Stabilization Technologies, LLC and shall be a security governed by Article 8 of the Uniform Commercial Code as in effect in the State of Texas and, to the extent permitted by applicable law, each other applicable jurisdiction.”

Article IV
DISTRIBUTIONS AND ALLOCATIONS

4.1.         Distributions

(a)      Distributions Generally. The Managing Member may, subject to (i) any restrictions contained in the financing agreements to which the Company or any its Subsidiaries is a party, (ii) having available cash (after setting aside appropriate references), and (iii) any other restrictions set forth in this Agreement, in each case as determined by the Managing Member in its sole discretion, make Distributions at any time in the manner and amounts set forth in Section 4.1(b) and Section 4.1(c). Notwithstanding any other provision of this Agreement to the contrary, no Distribution or other payment in respect of Units shall be required to be made to any Member if, and to the extent that, such Distribution or other payment in respect of Units would not be permitted under the Texas Act or other applicable law.

(b)      Operating Distributions. Subject to the limitations set for in Section 4.1(a) and Section 4.1(d) with respect to Tax Distributions, all Distributions by the Company other than those made in connection with a Liquidity Event pursuant to Section 4.1(c), shall be made to holders of Class A Common Units pro rata based on the number of Class A Common Units held by each such Member.

(c)      Distributions in Connection with a Liquidity Event. Subject to the limitations set for in Section 4.1(a) and Section 4.1(d) with respect to Tax Distributions, all Distributions by the Company, and all proceeds in connection with any Liquidity Event, shall be made or allocated among the holders of Class A Common Units pro rata based on the number of Class A Common Units held by each such Member.

(d)      Tax Distributions. The Company shall (subject to the Company having available cash, as determined by the Managing Member in its discretion) make Distributions of cash among the holders of Class A Common Units, as follows: with respect to each Member the Company shall calculate the excess of (x)(A) the Income Amount allocated or allocable to such Member for the Tax Estimation Period in question and for all preceding Tax Estimation Periods, if any, within the Taxable Year containing such Tax Estimation Period multiplied by (B) the Assumed Tax Rate over (y) the aggregate amount of all prior Tax Distributions in respect of such Taxable Year and any Distributions made to such Member pursuant to Section 4.1(b) and Section 4.1(c), with respect to the Tax Estimation Period in question and any previous Tax Estimation Period falling in the Taxable Year containing the applicable Tax Estimation Period referred to in (x)(A) (the amount so calculated pursuant to this sentence is herein referred to as a “Member’s Required Tax Distribution”). For purposes of this Agreement, the “Income Amount” for a Tax Estimation Period shall equal, with respect to any Member, the net taxable income and gain of the Company allocated or allocable to such Member for such Tax Estimation Period (including any taxable income realized by PubCo in connection with holding Units in the Company). For the purpose of calculating the Income Amount for a Member in any Tax Estimation Period, any applicable adjustment to the basis of partnership property required to be made under Section 743 of the Code, including as a result of an election by the Company under Section 754 of the Code, shall not be taken into account. Except as provided in the preceding sentence, the Income

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Amount with respect to each Member shall otherwise be determined in accordance with Section 4.4 hereof. Within fifteen (15) days following the end of each Tax Estimation Period, the Company shall distribute to each Member  its Member’s Required Tax Distribution (with amounts distributed pursuant to this Section 4.1(d), “Tax Distributions”). Any Tax Distributions shall be treated in all respects as offsets against future Distributions pursuant to this Agreement.

(i)       If the amount of any Tax Distribution is reduced as a result of any prior Distribution taken into account under clause (y) of the first sentence of Section 4.1(d)(i), the amount of such prior Distribution resulting in such reduction shall be treated as a Tax Distribution for purposes of this Article IV and not a Distribution under Section 4.1(b) and Section 4.1(c) regardless of whether such Distribution was labeled as such.

(ii)      For purposes of this Agreement, the “Assumed Tax Rate” for a Tax Estimation Period shall initially be equal to the highest effective marginal combined U.S. federal, state and local income tax rate (including, if applicable, under Section 1411 of the Code) applicable to an individual resident in the United States (or if the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a corporation is higher, such combined corporate income tax rate), taking into account the character of any income, gains, deductions, losses or credits, the deductibility of state income taxes (provided, that, for administrative convenience, it shall be assumed that no portion of any state or local taxes shall be deductible for so long as the limitation set forth in Section 164(b)(6)(B) of the Code as of the date hereof remains applicable). The Assumed Tax Rate shall be the same for all Members regardless of the actual combined income tax rate of any Member (or its direct or indirect beneficial owners). The Managing Member shall have the authority, in its sole discretion, to make appropriate adjustments to the Assumed Tax Rate to reflect the economic arrangement of the Members. For purposes of this Agreement, “Tax Estimation Period” shall mean each period from January 1 through March 31, from April 1 through May 31, from June 1 through August 31, and from September 1 through December 31 of each Taxable Year (or such other dates as may be applicable, as determined by the Managing Member in its sole discretion).

(iii)     Notwithstanding anything to the contrary herein, no Tax Distributions will be required to be made with respect to items arising with respect to any Covered Transaction, although any unpaid Tax Distributions with respect to any Tax Estimation Period, or portion thereof, ending before a Covered Transaction shall continue to be required to be paid prior to any Distributions being made under Section 4.1(b) and (c).

(iv)     To the extent any Tax Distribution to PubCo is not ultimately used by PubCo to pay a tax liability (or to the extent used by PubCo to pay a tax liability but ultimately refunded to PubCo by the applicable taxing authority), PubCo may, in its sole discretion, elect to contribute such excess cash amounts to the Company in exchange for a number of Class A Common Units or other Equity Securities of the Company on a value-for-value basis, and cause PubCo to distribute shares of Class A Common Stock to the holders of Class A Common Stock (if the Company issues Class A Common Units to PubCo) or such other Equity Securities of PubCo (if the Company issues Equity Securities of the Company other than Class A Common Units) corresponding to the Equity Securities issued by the Company and with substantially the same rights to dividends and Distributions. Notwithstanding anything to the contrary in this Agreement, including Section 12.7 hereof, no adjustment shall be made to the Exchange Rate solely by reason of a Distribution by PubCo of shares of Class A Common Stock or other Equity Securities of PubCo made pursuant to this Section 4.1(d)(iv).

(e)      Each Distribution pursuant to Section 4.1(b) and (c) and each Distribution pursuant to Section 4.1(d) shall be made to the Persons shown on the Company’s books and records as Members as of the date of such Distribution; provided, however, that any transferor and transferee of Units may mutually agree as to which of them should receive payment of any Distribution under Section 4.1(d).

(f)       For purposes of this Section 4.1, any non-cash Company assets distributed in kind to any Members shall be valued at their Fair Market Value in accordance with Article XIV.

(g)      All determinations required to be made by the Company pursuant to this Section 4.1 shall be made by the Managing Member in its sole discretion.

4.2.             Allocations of Net Profit and Net Loss. Except as otherwise provided in this Agreement, including Section 4.3, Net Profits and Net Losses (and, to the extent necessary, individual items of income, gain or loss or deduction of the Company) shall be allocated among the Capital Accounts of the Members in a manner such that, after such allocations have been made, the balance of each Member’s Capital Account (which may be a

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positive, negative or zero balance) will equal the amount that would be distributed to such Member, determined as if (a) the Company were to sell all of its assets for their then Book Values (assuming for this purpose, that the Book Value of any asset that secures a liability that is treated as “nonrecourse” for purposes of Treasury Regulations Section 1.1001-2 is no less than the amount of such liability that is allocated to such asset in accordance with Treasury Regulations Section 1.704-2(d)(2)) for cash; and (b) the net proceeds thereof were distributed to the Members pursuant to the terms of this Agreement (after the payment of all actual indebtedness of the Company). Notwithstanding the foregoing, the Managing Member may adjust the allocations to the Members pursuant to this Article in its discretion so as to conform as nearly as practicable to the intended economic arrangement among the Members, and the Managing Member may take into account whatever facts and circumstances the Managing Member determines are relevant in exercising such discretion.

4.3.             Special Allocations. Notwithstanding any other provision in this Article IV:

(a)      Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain or Member Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any Company taxable year, the Members shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 4.3(a) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b)      Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in such Member’s Adjusted Capital Account Balance created by such adjustments, allocations or Distributions as promptly as possible; provided that an allocation pursuant to this Section 4.3(b) shall be made only to the extent that a Member would have a deficit Adjusted Capital Account Balance in excess of such sum after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.3(b) were not in this Agreement. This Section 4.3(b) is intended to comply with the “qualified income offset” requirement of the Code and shall be interpreted consistently therewith.

(c)      Gross Income Allocation. If any Member has a deficit Capital Account at the end of any taxable year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 4.3(c) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article IV have been tentatively made as if Section 4.3(b) and this Section 4.3(c) were not in this Agreement.

(d)      Nonrecourse Deductions. Nonrecourse Deductions shall be allocated to the Members holding Class A Common Units in accordance with their respective Class A Percentage Interest.

(e)      Member Nonrecourse Deductions. Member Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(j).

(f)       Ameliorative Allocations. Any special allocations of income or gain pursuant to Sections 4.3(a) or 4.3(c) hereof shall be taken into account in computing subsequent allocations pursuant to Section 4.2 and this Section 4.3(f), so that the net amount of any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each Member if such allocations pursuant to Sections 4.3(b) or 4.3(c) had not occurred.

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4.4.         Tax Allocations.

(a)      Except as provided in Sections 4.4(b), (c) and (d), Net Profits and Net Losses (and, to the extent necessary, items of income, gains, losses, deductions and credits) of the Company will be allocated, for federal, state and local income tax purposes, among the holders of Units in accordance with the allocation of such income, gains, losses, deductions and credits among the holders of Units for book purposes.

(b)      [Reserved].

(c)      If the Book Value of any Company asset is adjusted pursuant to Section 3.2, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Section 704(c) of the Code. The Managing Member shall cause the Company to elect to use any permitted method of allocation set forth in Treasury Regulations Section 1.704-3.

(d)      Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the holders of Units according to their interests in such items as determined by the Managing Member taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e)      Allocations pursuant to this Section 4.4 are solely for purposes of US. federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any holder’s Capital Account or share of book income, gain, loss or deduction, Distributions or other Company items pursuant to any provision of this Agreement.

4.5.         Withholding Taxes.

(a)      The Company shall withhold taxes from Distributions to, and allocations among, the Members to the extent required by law. Except as otherwise provided in this Section 4.5, any amount so withheld by the Company with regard to a Member shall be treated for purposes of this Agreement as an amount actually distributed to such Member pursuant to Section 4.1(b) or Section 4.1(c), as appropriate (a “Withholding Payment”). An amount shall be considered withheld by the Company if, and at the time, remitted to a Governmental Entity without regard to whether such remittance occurs at the same time as the Distribution or allocation to which it relates; provided, however, that an amount actually withheld from a specific Distribution or designated by the Managing Member as withheld from a specific allocation shall be treated as if distributed to the Member for all purposes of this Agreement.

(b)      Each Member hereby agrees to indemnify the Company and the other Members for any liability they may incur for failure to properly withhold taxes in respect of such Member. Moreover, each Member hereby agrees that neither the Company nor any other Member shall be liable to such Member for any excess taxes withheld in respect of such Member’s Interest and that, in the event of over-withholding, a Member’s sole recourse shall be to apply for a refund from the appropriate governmental authority.

(c)      If it is anticipated that at the due date of the Company’s withholding obligation the Member’s share of cash Distributions or other amounts due is less than the amount of the Withholding Payment, the Member with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within thirty (30) days after notice by the Company. If a Member fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company’s remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Member bearing interest at an interest rate per annum equal to the Base Rate plus 3.0%, and the Company shall apply all Distributions or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or Distributions shall be applied first to interest and then to principal until the loan is repaid in full. In the event that the Distributions or proceeds to the Company or any Subsidiary of the Company are reduced on account of taxes withheld at the source or any taxes are otherwise required to be paid by the Company and such taxes are imposed on or with respect to one or more, but not all of the Members in the Company, or all of the Members in the Company at different tax rates, the amount of the reduction shall be borne by the relevant Members and treated as if it were paid by the Company as a Withholding Payment with respect to such Members pursuant to Section 4.5(a). Taxes imposed on the Company where the rate of tax varies depending on characteristics of the Members shall be treated as taxes imposed on or with respect to the Members for purposes of Section 4.5(a). In addition, if the Company is obligated

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to pay any taxes (including penalties, interest and any addition to tax) to any Governmental Entity that is specifically attributable to a Member or a former Member, including, without limitation, on account of Sections 864 or 1446 of the Code, then (x) such Member or former Member shall indemnify the Company in full for the entire amount paid or payable, (y) the Managing Member may offset future Distributions from such Member or former Member pursuant to Section 4.1 to which such Person is otherwise entitled under this Agreement against such Member or former Member’s obligation to indemnify the Company under this Section 4.5(c) and (z) such amounts shall be treated as a Withholding Payment pursuant to Section 4.5(a) with respect to such Member or former Member.

(d)      If the Company incurs an Imputed Underpayment Amount, the Managing Member shall determine in its discretion the portion of such Imputed Underpayment Amount attributable to each Member or former Member and such attributable amount shall be treated as a Withholding Payment pursuant to Section 4.5(a). The portion of the Imputed Underpayment Amount that the Managing Member attributes to a former Member of the Company shall be treated as a Withholding Payment with respect to both such former Member and such former Member’s transferee(s) or assignee(s), as applicable, and the Managing Member may in its discretion exercise the Company’s rights pursuant to this Section 4.5 in respect of either or both of the former Member and its transferee or assignee.

(e)      A Member’s obligations under this Section 4.5 shall survive the dissolution and winding up of the Company and any transfer, assignment or liquidation of such Member’s interest in the Company.

4.6.         Allocations Upon Final Liquidation. With respect to the fiscal year in which the final liquidation of the Company occurs in accordance with Section 13.2 of the Agreement, and notwithstanding any other provision of Sections 4.2, 4.3 or 4.4 hereof, items of Company income, gain, loss and deduction shall be specially allocated to the Members in such amounts and priorities as are necessary so that the positive capital accounts of the Members shall, as closely as possible, equal the amounts that will be distributed to the Members pursuant to Section 13.2.

Article V
MANAGEMENT

5.1.         Authority of Managing Member. Except for situations in which the approval of one or more of the Members is specifically required by the express terms of this Agreement or applicable law, and subject to the provisions of this Article V, (i) all management powers over the business and affairs of the Company shall be exclusively vested in the Managing Member, (ii) the Managing Member shall conduct, direct and exercise full control over all activities of the Company, and (iii) the Managing Member shall have the sole power to bind or take any action on behalf of the Company, or to exercise any rights and powers (including, without limitation, the rights and powers to take certain actions, give or withhold certain consents or approvals, or make certain determinations, opinions, judgments or other decisions) granted to the Company under this Agreement or any other agreement, instrument or other document to which the Company is a party. Without limiting the generality of the foregoing, but subject to any situations in which the approval of the Members is specifically required by this Agreement, (x) the Managing Member shall have discretion in determining whether to issue Equity Securities of the Company, the number of Equity Securities of the Company to be issued at any particular time, the purchase price for any Equity Securities of the Company issued, and all other terms and conditions governing the issuance of Equity Securities of the Company and (y) the Managing Member may enter into, approve, and consummate any Liquidity Event or other extraordinary or business combination or divestiture transaction, and execute and deliver on behalf of the Company or the Members any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member. The Managing Member shall operate the Company and its Subsidiaries in accordance in all material respects with an annual budget, business plan and financial forecasts for the Company and its Subsidiaries for each fiscal year. The Managing Member shall be the “manager” of the Company for the purposes of the Texas Act. The Managing Member is hereby designated as authorized person, within the meaning of the Texas Act, to execute, deliver and file the certificate of formation of the Company and all other certificates (and any amendments and/or restatements thereof) required or permitted by the Texas Act to be filed in the Office of the Secretary of State of the State of Texas. The Managing Member is hereby authorized to execute, deliver and file any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business. Notwithstanding any other provision of this Agreement to the contrary, without the consent of any Member or other Person being required, the Company is hereby authorized to execute, deliver and perform, and the Managing Member or any officer on behalf of the Company, is hereby authorized to

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execute and deliver any amendment and any agreement, document or other instrument contemplated thereby or related thereto. The Managing Member or any officer is hereby authorized to enter into the documents described in the preceding sentence on behalf of the Company, but such authorization shall not be deemed a restriction on the power of the Managing Member or any officer to enter into other documents on behalf of the Company.

5.2.         Actions of the Managing Member. Unless otherwise provided in this Agreement, any decision, action, approval or consent required or permitted to be taken by the Managing Member may be taken by the Managing Member through any Person or Persons to whom authority and duties have been delegated pursuant to Section 5.4(a). The Managing Member shall not cease to be a Managing Member of the Company as a result of the delegation of any duties hereunder. No officer or agent of the Company, in its capacity as such, shall be considered a Managing Member of the Company by agreement, as a result of the performance of its duties hereunder or otherwise.

5.3.         Compensation; Expenses.

(a)      The Managing Member shall not be entitled to any compensation for services rendered to the Company in its capacity as Managing Member. The Managing Member’s interest in its capacity as such shall be a non-economic interest in the Company, which does not entitle the Managing Member, solely in its capacity as such, to any Units, Distributions or Tax Distributions.

(b)      The Company shall pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals) incurred in pursuing and conducting, or otherwise related to, the activities of the Company. The Company shall also, in the sole discretion of the Managing Member, bear and/or reimburse PubCo or the Managing Member for (i) any costs, fees or expenses incurred by the Managing Member in connection with serving as the Managing Member, (ii) operating, administrative and other similar costs incurred by PubCo or the Managing Member in connection with operating the Company’s business, to the extent the proceeds are used or will be used by PubCo or the Managing Member to pay expenses described in this clause (ii), and payments of any legal, tax, accounting and other professional fees and expenses (but, for the avoidance of doubt, excluding any tax liabilities of PubCo or the Managing Member), (iii) any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings involving, PubCo or the Managing Member in connection with operating the Company’s business, (iv) fees and expenses (other than any underwriters’ discounts and commissions that are economically recovered by the Managing Member as a result of acquiring Class A Common Units with the net proceeds of the transactions in which any such underwriters’ discounts and commissions were incurred) related to any securities offering, investment or acquisition transaction (whether or not successful) authorized by PubCo or the Managing Member in connection with operating the Company’s business, (v) other fees and expenses in connection with the maintenance of the existence of the Managing Member, and (vi) all other expenses allocable to the Company or otherwise incurred by PubCo or the Managing Member in connection with operating the Company’s business; provided, however, that amounts so borne or reimbursed by the Company not be used to pay or facilitate dividends or Distributions on the securities of PubCo and must be used solely for one of the express purposes set forth under clauses (i) through (vi) of this sentence. To the extent practicable, expenses incurred by PubCo or the Managing Member on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to PubCo or the Managing Member or any of their Affiliates by the Company pursuant to this Section 5.3(b) constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as “guaranteed payments” within the meaning of Section 707(c) of the Code and shall not be treated as Distributions for purposes of computing the Members’ Capital Account. Reimbursements pursuant to this Section 5.3(b) shall be in addition to any reimbursement to PubCo or the Managing Member as a result of indemnification pursuant to Section 6.4.

5.4.         Delegation of Authority.

(a)      The Managing Member may, from time to time, delegate to one or more Persons, including any officer or director of the Company or PubCo (or to the Compensation Committee of the Board or its designees), or to any other Person, such authority and duties as the Managing Member may deem advisable; provided that any such Person shall exercise such authority subject to the same duties and obligations to which the Managing Member would have otherwise been subject pursuant to the terms of this Agreement.

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(b)         The Managing Member may assign titles (including, without limitation, executive chairman, non-executive chairman, chief executive officer, chief financial officer, president, vice president, secretary, assistant secretary, treasurer or assistant treasurer) and delegate certain authority and duties to such Persons. Any number of titles may be held by the same officer of the Company or other individual. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managing Member. Any delegation pursuant to this Section 5.4 may be revoked at any time by the Managing Member.

5.5.         Limitation of Liability.

(a)      Except as otherwise provided herein, in an agreement entered into by such Person and the Company or by applicable law, none of the Managing Member or any manager, officer, director, principal, member, employee, agent or Affiliate of the Managing Member shall be liable to the Company or to any Member for any act or omission performed or omitted by the Managing Member in its capacity as the Managing Member pursuant to authority granted to such Person by this Agreement; provided that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person’s gross negligence, willful misconduct or knowing violation of law, for any present or future breaches of any representations, warranties or covenants by such Person or its Affiliates contained herein with respect to any rights of the Company under any other agreements between the Managing Member and the Company. The Managing Member may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and none of the Managing Member or any manager, officer, director, principal, member, employee, agent or Affiliate of the Managing Member shall be responsible for any misconduct or negligence on the part of any such agent appointed by the Managing Member (so long as such agent was selected in good faith and with reasonable care). The Managing Member shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Managing Member in good faith reliance on such advice shall in no event subject the Managing Member to liability to the Company or any Member.

(b)      Notwithstanding the provisions of Section 6.1:

(i)       in connection with the performance of its duties as the Managing Member of the Company, the Managing Member (solely in its capacity as such) will owe to the other Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the other Members were stockholders of such corporation;

(ii)      to the extent that, at Law or in equity, any Subsidiary of the Company or any manager, director (or equivalent), officer, employee or agent of any Subsidiary of the Company has duties (including fiduciary duties) to the Company, to a Member (other than the Managing Member) or to any Person who acquires Units, all such duties (including fiduciary duties) are hereby limited solely to those expressly set forth in this Agreement (if any), to the fullest extent permitted by Law; and

(iii)     the limitation of duties (including fiduciary duties) to the Company, each Member (other than the Managing Member) and any Person who acquires Units set forth in this Section 5.5(b) is approved by the Company, each Member (other than the Managing Member) and any Person who acquires Units.

(c)      Except as provided in this Agreement or in the Texas Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Managing Member shall be obligated personally for any such debts, obligations or liabilities solely by reason of acting as the Managing Member of the Company. The Managing Member shall not be personally liable for the Company’s obligations, liabilities and losses. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Texas Act shall not be grounds for imposing personal liability on the Managing Member for liabilities of the Company.

5.6.         Removal, Resignation, or Termination of Managing Member. The Managing Member may not be removed or replaced except in accordance with applicable law. PubCo shall not, by any means, resign as, cease to be or be replaced as Managing Member except in compliance with this Section 5.6. No termination or replacement of PubCo as Managing Member shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of PubCo, its successor by merger (if applicable) and any new Managing Member and the

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rights of all Members under this Agreement and applicable Law remain in full force and effect. No appointment of a Person other than PubCo (or its successor by merger, as applicable) as Managing Member shall be effective unless (a) the new Managing Member executes a joinder to this Agreement and agrees to be bound by the terms and conditions in this Agreement, and (b) PubCo (or its successor by merger, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against PubCo (or its successor by merger, as applicable) and the new Managing Member (as applicable), to cause (i) PubCo to comply with all PubCo’s obligations under this Agreement (including its obligations under Article XII) other than those that must necessarily be taken solely in its capacity as Managing Member and (ii) the new Managing Member to comply with all the Managing Member’s obligations under this Agreement.

Article VI
RIGHTS AND OBLIGATIONS OF MEMBERS

6.1.         Limitation of Liability.

(a)      Except as provided in this Agreement or in the Texas Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member shall be obligated personally for any such debts, obligations or liabilities solely by reason of being a member of the Company. Except as otherwise provided in this Agreement or the Texas Act, a Member’s liability (in its capacity as such) for Company obligations, liabilities and Losses shall be limited to the Company’s assets; provided that a Member shall be required to return to the Company any Distribution made to it after the execution of this Agreement in clear and manifest accounting or similar error.

(b)      Except as provided in this Agreement or in the Texas Act, this Agreement is not intended to, and does not, create or impose any duty (including any fiduciary duty) on any of the Members (other than the Managing Member) hereto or on their respective Affiliates. Further, notwithstanding any other provision of this Agreement or any duty otherwise existing at law or in equity, the parties hereto agree that no Member (other than the Managing Member) shall, to the fullest extent permitted by law, have duties (including fiduciary duties) to any other Member or to the Company, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement; provided, however, that each Member and the Managing Member shall have the duty to act in accordance with the implied contractual covenant of good faith and fair dealing.

(c)      To the extent that, at law or in equity, any Member (other than the Managing Member) has duties (including fiduciary duties) and liabilities relating thereto to the Company, to another Member or to another Person who is a party to or is otherwise bound by this Agreement, the Members (other than the Managing Member) acting under this Agreement will not be liable to the Company, to any such other Member or to any such other Person who is a party to or is otherwise bound by this Agreement, for their good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities relating thereto of any Member (other than the Managing Member) otherwise existing at law or in equity, are agreed by the Members to replace to that extent such other duties and liabilities of the Members relating thereto (including without limitation, the Managing Member).

6.2.         Lack of Authority. No Member (other than the Managing Member) in its capacity as such (other than in its capacity as a Person delegated authority pursuant to Section 5.4) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures on behalf of the Company. The Members hereby consent to the exercise by the Managing Member of the powers conferred on it by law and this Agreement.

6.3.         No Right of Partition. No Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

6.4.         Indemnification.

(a)      Subject to Section 4.5, the Company hereby agrees to indemnify and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under the Texas Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide

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broader indemnification rights than the Company is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties, as reasonably required) reasonably incurred or suffered by such Person (or one or more of such Person’s Affiliates) by reason of the fact that such Person is or was a Member (or Affiliate of a Member) or is or was serving as the Managing Member, any additional or substitute Managing Member, officer, Partnership Representative, employee or other agent of the Company or is or was serving at the request of the Company as a manager, officer, director, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise (including any manager, officer, director, principal, member, employee or agent of the Managing Member or any additional or substitute Managing Member); provided that (unless the Managing Member otherwise consents) no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s or its Affiliates’ gross negligence, willful misconduct or knowing violation of law. Expenses, including reasonable attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding related to any such indemnifiable matter shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amounts if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b)      The right to indemnification and the advancement of expenses conferred in this Section 6.4 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, by-law, determination of the Managing Member or otherwise.

(c)      The Company will maintain directors’ and officers’ liability insurance, at its expense, for the benefit of the Managing Member, the officers of the Company and any other Persons to whom the Managing Member has delegated its authority pursuant to Section 5.4.

(d)      Notwithstanding anything contained herein to the contrary (including in this Section 6.4), any indemnity by the Company relating to the matters covered in this Section 6.4 shall be provided out of and to the extent of Company assets only and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional capital contributions or otherwise provide funding to help satisfy such indemnity of the Company.

(e)      The Company hereby acknowledges that certain of its Members (the “Fund Indemnitees”) may have rights to indemnification, advancement of expenses and/or insurance in connection with their involvement with the Company provided by other Persons (collectively, the “Fund Indemnitors”). The Company hereby agrees that, with respect to matters for which a Fund Indemnitee is entitled to indemnification, advancement of expenses and/or insurance pursuant to this Section 6.4, the Company (i) is and shall be the indemnitor of first resort (i.e., its obligations to the Fund Indemnitee are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Fund Indemnitees are secondary), and (ii) irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof to the fullest extent permitted by law. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of the Fund Indemnitees with respect to any claim for which the Fund Indemnitees have sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Fund Indemnitees against the Company.

(f)       If this Section 6.4 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 6.4 to the fullest extent permitted by any applicable portion of this Section 6.4 that shall not have been invalidated and to the fullest extent permitted by applicable law.

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6.5.         Members Right to Act. For matters that require the approval of the Members generally (rather than the approval of the Managing Member on behalf of the Members or the approval of a particular group of Members), the Members shall act through meetings and written consents as described in paragraphs (a) and (b) below:

(a)      Except as otherwise expressly provided by this Agreement or as required by the Texas Act, acts by the Members holding a majority of the Units voting together as a single class shall be the act of the Members. Any Member entitled to vote at a meeting of Members or to express consent or dissent to Company action in writing without a meeting may authorize another person or persons to act for it by proxy. A telegram, email or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 6.5(a). No proxy shall be voted or acted upon after eleven months from the date thereof, unless the proxy provides for a longer period. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or, if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(b)      The actions by the Members permitted hereunder may be taken at a meeting called by the Managing Member or by Members holding a majority of the on at least twenty-four hours’ prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent (without a meeting, without notice and without a vote) so long as such consent is signed by the Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

(c)      Notwithstanding anything to the contrary in this Agreement, Section Chapter 10, Subchapter H of the Texas Business Organizations Code shall not apply or be incorporated into this Agreement.

6.6.         Investment Opportunities. To the fullest extent permitted by applicable Law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to (a) any Member (other than Members who are directors, managers, officers or employees of the Company, PubCo or any of their respective Subsidiaries, in which case solely acting in their capacity as such), (b) any of their respective Affiliates (other than the Company, the Managing Member or any of their respective Subsidiaries), (c) each Person that was a Member immediately before the Effective Time or any of its respective Affiliates (including its respective investors and equityholders and any associated Persons or investment funds or any of their respective portfolio companies or investments) or (d) any of the respective officers, managers, directors, agents, shareholders, members, and partners of any of the foregoing (each, a “Business Opportunities Exempt Party”). The Company and each of the Members, on its own behalf and on behalf of their respective Affiliates and equityholders, hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunities Exempt Party and irrevocably waives any right to require any Business Opportunity Exempt Party to act in a manner inconsistent with the provisions of this Section 6.6. No Business Opportunities Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for PubCo, the Company or any of their respective Subsidiaries, Affiliates or equityholders shall have any duty to communicate or offer such opportunity to the Company and none of PubCo, the Company or any of their respective Subsidiaries, Affiliates or equityholders will acquire or be entitled to any interest or participation in any such transaction, agreement, arrangement or other matter or opportunity as a result of participation therein by a Business Opportunity Exempt Party. This Section 6.6 shall not apply to, and no interest

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or expectancy of the Company is renounced with respect to, any opportunity offered to any director of PubCo if such opportunity is expressly offered or presented to, or acquired or developed by, such Person solely in his or her capacity as a director or officer of the Company. No amendment or repeal of this Section 6.6 shall apply to or have any effect on the Liability or alleged Liability of any Business Opportunities Exempt Party for or with respect to any opportunities of which any such Business Opportunities Exempt Party becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any Units shall be deemed to have notice of and consented to the provisions of this Section 6.6. Neither the amendment or repeal of this Section 6.6, nor the adoption of any provision of this Agreement inconsistent with this Section 6.6, shall eliminate or reduce the effect of this Section 6.6 in respect of any business opportunity first identified or any other matter occurring, or any cause of Action that, but for this Section 6.6, would accrue or arise, prior to such amendment, repeal or adoption. No action or inaction taken by any Business Opportunities Exempt Party in a manner consistent with this Section 6.6 shall be deemed to be a violation of any fiduciary or other duty owed to any Person.

Article VII
BOOKS, RECORDS, ACCOUNTING AND REPORTS

7.1.         Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company’s business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 7.3 or pursuant to applicable laws. All matters concerning (i) the determination of the relative amount of allocations and Distributions among the Members pursuant to Article III and Article IV and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Managing Member, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

7.2.         Fiscal Year. The Fiscal Year of the Company shall be its Taxable Year.

7.3.         Reports. The Company shall use commercially reasonable efforts to deliver or cause to be delivered, as soon as practicable following the completion of each Taxable Year, but in all events within [ninety (90) days after the end of each Taxable Year], to each Person who was a holder of Units at any time during such Taxable Year all information from the Company necessary for the preparation of such Person’s United States federal and state income tax returns. Except as set forth in the immediately preceding sentence or any separate written agreement between the Company and any Member, no Member shall have the right to any other information from the Company, except as may be required by any non-waivable provision of law.

7.4.         Transmission of Communications. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Company to such other Person or Persons.

7.5.         Confidentiality.

(a)      The Managing Member may keep confidential from the Members, for such period of time as the Managing Member determines in its sole discretion, (i) any information that the Managing Member reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Managing Member believes is not in the best interests of the Company, could damage the Company or its business or that the Company is required by law or by agreement with any third party to keep confidential, including without limitation, information as to the Units held by any other Member. With respect to any schedules, annexes or exhibits to this Agreement, to the fullest extent permitted by law, each Member (other than the Managing Member) shall only be entitled to receive and review any such schedules, annexes and exhibits relating to such Member and shall not be entitled to receive or review any schedules, annexes or exhibits relating to any other Member (other than the Managing Member).

(b)      Each Member agrees, for so long as such Member owns any Units and for a period of two (2) years following the date upon which such Member ceases to own any Units, to keep confidential, any non-public information provided to such Member by the Company; provided, however, that nothing herein will limit the disclosure of any information (i) to the extent required by law, statute, rule, regulation, judicial process, subpoena or court order or required by any governmental agency or other regulatory authority; (ii) that is in the public domain or becomes generally available to the public, in each case, other than as a result of the disclosure by the

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parties in violation of this Agreement; or (iii) to a Member’s advisors, representatives and Affiliates; provided that such advisors, representatives and Affiliates shall have been advised of this agreement and shall have expressly agreed to be bound by the confidentiality provisions hereof, or shall otherwise be bound by comparable obligations of confidentiality, and the applicable Member shall be responsible for any breach of or failure to comply with this agreement by any of its Affiliates and such Member agrees, at its sole expense, to take reasonable measures (including but not limited to court proceedings) to restrain its advisors, representatives and Affiliates from prohibited or unauthorized disclosure or use of any confidential information.

Article VIII
TAX MATTERS

8.1.         Preparation of Tax Returns. The Company shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company. The Managing Member shall determine the accounting methods and conventions under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of items of income, gain, deduction, loss and credit or any other method or procedure related to the preparation of such tax returns. Each Member will, upon request, supply to the Company all reasonably accessible, pertinent information in its possession relating to the operations of the Company necessary to enable the Company’s tax returns to be prepared and filed. Each Member agrees in respect of any year in which such Member had an investment in the Company that, unless otherwise agreed by the Managing Member or as required by law, such Member shall not: (i) treat, on its individual tax returns, any item of income, gain, loss, deduction or credit relating to such investment in a manner inconsistent with the treatment of such item by the Company, as reflected on the Schedule K-1 or other information statement furnished by the Company to such Member; or (ii) file any claim for refund relating to any such item based on, or which would result in, any such inconsistent treatment.

8.2.         Tax Elections.

(a)      The Taxable Year of the Company shall be the calendar year unless otherwise required by the Code or applicable tax laws. The Managing Member may cause the Company to elect have in effect (and to cause each direct or indirect subsidiary that is treated as a partnership for U.S. federal income tax purposes) an election pursuant to Section 754 of the Code. The Managing Member shall determine, in its sole discretion, whether to make or revoke any other available election or decision relating to tax matters pursuant to the Code, including for the avoidance of doubt the election to make (or not make) a “push out” election under Section 6226 of the Code. Each Member will upon request supply any information necessary to give proper effect to any such election.

(b)      Each Member shall fully cooperate with the Managing Member (if applicable) in making a “push out” election under Section 6226 of the Code, including by causing any Partnership Representative or Designated Individual of the Company (or any predecessor thereof) for any Taxable Year of the Company (or any predecessor thereof) ending prior to the date of this Agreement to resign as Partnership Representative or Designated Individual (as applicable) and to appoint a new Partnership Representative or Designated Individual for any such taxable period.

8.3.         Tax Controversies. The Managing Member shall be the “partnership representative” of the Company for purposes of Section 6223 of the Code (and any similar provision of U.S. state or local law) and, for any applicable tax period, the “tax matters partner” (as described in Section 6231(a)(7) of the Code as in effect on December 31, 2017, and any similar provision of U.S. state or local law) (the “Partnership Representative”). The Partnership Representative may be removed, and a new Partnership Representative appointed, by the Managing Member in accordance with the Code and the Treasury Regulations. The Partnership Representative shall be permitted to appoint any “designated individual” (or similar person) (a “Designated Individual”) permitted under Treasury Regulations Section 301.6223-1 or any successor regulations (and any similar provisions of U.S. state or local law). If the Partnership Representative appoints a Designated Individual pursuant to Section 6223 of the Code and Treasury Regulations thereunder (or similar provisions of state, local or other tax laws), such Designated Individual shall be subject to this Agreement in the same manner as the Partnership Representative (and references to the Partnership Representative shall include any such Designated Individual unless the context otherwise requires or shall mean solely the Designated Individual as needed to comply with applicable law). The Partnership Representative shall have the power to manage and represent the Company in any administrative proceeding of the IRS, and shall be indemnified by the Company for all costs and expenses relating to serving in its capacity as the Partnership Representative. Each Member hereby agrees: (a) to take such actions as may be required to effect the Managing Member’s designation as the Partnership Representative, (b) to cooperate to provide any information

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or take such other actions as may be reasonably requested by the Partnership Representative in order to determine whether any Imputed Underpayment Amount may be modified pursuant to Section 6225(c) of the Code and (c) to, upon the request of the Partnership Representative, file any amended U.S. federal income tax return or comply with the alternative procedure described in Section 6225(c)(2)(B) of the Code and pay any tax due in connection with such tax return in accordance with Section 6225(c)(2) of the Code. A Member’s obligation to comply with this Section shall survive the transfer, assignment or liquidation of such Member’s Interest in the Company. Notwithstanding the foregoing, the Partnership Representative shall be subject to the control of the Managing Member pursuant to Section 8.2 and shall not settle or otherwise compromise any issue in any such examination, audit or other proceeding without first obtaining approval of the Managing Member.

Article IX
RESTRICTIONS ON TRANSFER OF UNITS

9.1.         Transfers of Units.

(a)      Except as otherwise agreed to in writing between the Managing Member and the applicable Member and reflected in the books and records of the Company or as otherwise provided in this Article IX, no holder of Units may sell, transfer, assign, pledge, encumber, distribute, contribute or otherwise dispose of (whether directly or indirectly (including, for the avoidance of doubt, by Transfer or issuance of any Capital Stock of any Member that is not a natural person), whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any interest (legal or beneficial) in any Units (a “Transfer”), except Exchanges pursuant to and in accordance with Article XII or Transfers pursuant to and in accordance with Section 9.1(b).

(b)      The restrictions contained in Section 9.1(a) shall not apply, subject to Section 9.6, to any Transfer of Units by any Member (i) to its Affiliates, (ii) to its members, shareholders, partners or other equity holders, whether as a Distribution, a liquidating Distribution or otherwise, or (iii) to a trust solely for the benefit of such Member and such Member’s Family Group (or a re-Transfer of such Units by such trust back to such Member upon the revocation of any such trust) or pursuant to the applicable laws of descent or Distribution among such Member’s Family Group (each of clauses (i)-(iii), an “Exempt Transfer”); provided that (x) the restrictions contained in this Article IX other than the restrictions contained in Section 9.1(a) shall apply to an Exempt Transfer and (y) the restrictions contained in this Agreement will continue to apply to the Units after any Exempt Transfer and each transferee of Units shall agree in writing, prior to and as a condition precedent to the effectiveness of such Exempt Transfer, to be bound by the provisions of this Agreement, without modification or condition, subject only to the consummation of such Exempt Transfer, and provided further that provided that in the event of a Exempt Transfer, such transferee must certify to the Managing Member regarding it being an accredited investor as defined in Rule 501 of Regulation D unless in the reasonable judgment of the Managing Member another exemption from the registration requirements of the Securities Act of 1933 is available.

(c)      Notwithstanding anything in this Agreement to the contrary, as a condition to any Transfer:

(i)       if the transferor of Units who proposes to transfer such Units (or if such transferor is a disregarded entity for U.S. federal income tax purposes, the first direct or indirect beneficial owner of such transferor that is not a disregarded entity (the “Transferor’s Owner”)) is a “United States person” as defined in Section 7701(a)(30) of the Code, then such transferor (or Transferor’s Owner, if applicable) shall complete and provide to both of the transferee and the Company, a duly executed affidavit in the form provided to such transferor by the Company, certifying, under penalty of perjury, that the transferor (or Transferor’s Owner, if applicable) is not a foreign person, nonresident alien, foreign corporation, foreign partnership, foreign trust, or foreign estate (as such terms are defined under the Code and applicable United States Treasury Regulations) and the transferor’s (or Transferor’s Owner’s, if applicable) United States taxpayer identification number, or

(ii)      if the transferor of Units who proposes to transfer such Units (or if such transferor is a disregarded entity for U.S. federal income tax purposes, the Transferor’s Owner) is not a “United States person” as defined in Section 7701(a)(30) of the Code, then such transferor and transferee shall jointly provide to the Company written proof reasonably satisfactory to the Managing Member that any applicable withholding tax that may be imposed on such transfer (including pursuant to Sections 864 and 1446 of the Code) and any related tax returns or forms that are required to be filed, have been, or will be, timely paid and filed, as applicable.

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(d)      Notwithstanding anything otherwise to the contrary in this Section 9.1, each Member may Transfer Units in Exchanges pursuant to, and in accordance with, this Agreement.

(e)      Except as otherwise expressly provided herein, it shall be a condition precedent to any Transfer of any Unit that, concurrently with such Transfer such transferring Member shall also Transfer to the transferee an equal number of shares of Class V Common Stock.

9.2.         Restricted Units Legend.

(a)      The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is then available. To the extent such Units have been certificated, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units (if such securities remain Units as defined herein after such Transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT (1) PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT RELATING TO THE DISPOSITION OF SECURITIES AND (3) IN ACCORDANCE WITH APPLICABLE STATE SECURITIES AND BLUE SKY LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE ISSUER OF SUCH SECURITIES, AS SUCH AGREEMENT MAY BE AMENDED, MODIFIED OR RESTATED FROM TIME TO TIME, AND THE ISSUER RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH TRANSFER RESTRICTIONS HAVE BEEN FULFILLED. A COPY OF SUCH FIFTH AMENDED AND RESTATED COMPANY AGREEMENT SHALL BE FURNISHED BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

The Company will imprint such legend on certificates (if any) evidencing Units. The legend set forth above will be removed from the certificates (if any) evidencing any units which cease to be Units in accordance with the definition thereof.

(b)      In connection with the Transfer of any Units, the holder thereof shall deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer, which shall, if so requested by the Managing Member, be accompanied by (i) an opinion of counsel which (to the Company’s reasonable satisfaction) is knowledgeable in securities law matters to the effect that such Transfer of Units may be effected without registration of such Units under the Securities Act or (ii) such other evidence reasonably satisfactory to the Managing Member to the effect that such Transfer of Units may be effected without registration of such Units under the Securities Act. In addition, if the holder of the Units delivers to the Company an opinion of such counsel that no subsequent Transfer of such Units shall require registration under the Securities Act, the Company shall promptly upon such contemplated Transfer deliver new certificates for such securities (if then certificated) which do not bear the Securities Act legend set forth in Section 9.2(a). If the Company is not required to deliver new certificates for such Units not bearing such legend, the holder thereof shall not effect any Transfer of the same until the prospective transferee has confirmed to the Company in writing its agreement to be bound by the conditions contained in this Agreement.

(c)      Upon the request of any Member, the Company will promptly supply to such Member or its prospective transferees all information regarding the Company required to be delivered in connection with a Transfer pursuant to Rule 144 of the Securities and Exchange Commission.

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(d)      If any Units become eligible for sale pursuant to Rule 144 of the Securities and Exchange Commission or no longer constitute “restricted securities” (as defined under Rule 144(a) of the Securities and Exchange Commission), the Company shall, upon the request of the holder of such Units, remove the Securities Act legend set forth in Section  9.2(a) above from the certificates (if any) for such securities.

9.3.         Assignee’s Rights.

(a)      Subject to Section 9.6(b), a Transfer of Units in a manner in accordance with this Agreement shall be effective as of the date of assignment and compliance with the conditions to such Transfer and such Transfer shall be shown on the books and records of the Company. Income, loss and other Company items shall be allocated between the transferor and the Assignee according to Section 706 of the Code as determined by the Managing Member. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(b)      Unless and until an Assignee becomes a Member pursuant to Article X, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided that without relieving the transferring Member from any such limitations or obligations as more fully described in Section 9.4, such Assignee shall be bound by any limitations and obligations of a Member contained herein that a Member would be bound on account of such Units (including the obligation to make Capital Contributions on account of such Units).

9.4.         Assignor’s Rights and Obligations. Any Member who shall Transfer any Units in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units or such other interest and shall no longer have any rights or privileges, or, except as set forth in this Section 9.4, duties, liabilities or obligations, of a Member with respect to such Units or such other interest (it being understood, however, that the applicable provisions of Sections 5.5, 6.4 and 6.6 shall continue to inure to such Person’s benefit), except that unless and until the Assignee is admitted as a substituted Member in accordance with the provisions of Article X (the “Admission Date”), (i) such assigning Member shall retain all of the duties, liabilities and obligations of a Member with respect to such Units or other interest, including, without limitation, the obligation (together with its Assignee pursuant to Section 9.3(b)) to make and return Capital Contributions on account of such Units or other interest pursuant to the terms of this Agreement and (ii) the Managing Member may reinstate all or any portion of the rights and privileges of such Member with respect to such Units or other interest for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units or other interest in the Company from any liability of such Member to the Company with respect to such Units that may exist on the Admission Date or that is otherwise specified in the Texas Act and incorporated into this Agreement or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the other agreements with the Company.

9.5.         Encumbrances. No Member or Assignee may create an Encumbrance with respect to all or any portion of its Units (or any beneficial interest therein) other than Encumbrances that run in favor of the Member unless the Managing Member consents in writing thereto, which consent may be given or withheld, or made subject to such conditions as are determined by the Managing Member, in the Managing Member’s sole discretion. Consent of the Managing Member shall be withheld until the holder of the Encumbrance acknowledges the terms and conditions of this Agreement. Any purported Encumbrance that is not in accordance with this Agreement shall be, to the fullest extent permitted by law, null and void.

9.6.         Further Restrictions.

(a)      Notwithstanding any contrary provision in this Agreement, in no event may any Transfer (including an Exempt Transfer and, for purposes of clauses (ii), (iii) and (v) only, an Exempt Pledge) of a Unit be made by any Member or Assignee if the Managing Member determines that:

(i)       such Transfer is made to any Person who lacks the legal right, power or capacity to own such Unit;

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(ii)      such Transfer would require the registration of such transferred Unit or of any class of Unit pursuant to any applicable U.S. federal or state securities laws (including, without limitation, the Securities Act or the Exchange Act) or other non-U.S. securities laws (including Canadian provincial or territorial securities laws) or would constitute a non-exempt Distribution pursuant to applicable provincial or state securities laws;

(iii)     such Transfer would cause (A) all or any portion of the assets of the Company to (1) constitute “plan assets” (under ERISA, the Code or any applicable Similar Law) of any existing or contemplated Member, or (2) be subject to the provisions of ERISA, Section 4975 of the Code or any applicable Similar Law, or (B) the Managing Member to become a fiduciary with respect to any existing or contemplated Member, pursuant to ERISA, any applicable Similar Law, or otherwise;

(iv)     to the extent requested by the Managing Member, the Company does not receive such legal and/or tax opinions and written instruments (including, without limitation, copies of any instruments of Transfer and such Assignee’s consent to be bound by this Agreement as an Assignee) that are in a form satisfactory to the Managing Member, as determined in the Managing Member’s sole discretion;

(v)      the Managing Member shall determine in its sole discretion that such Transfer would (A) pose a material risk that the Company could be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code and the regulations promulgated thereunder, or (B) result in the Company having more than one hundred (100) partners or, in the case of an Exempt Transfer, ninety (90) partners, in each case within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)).

(b)      In addition, notwithstanding any contrary provision in this Agreement, to the extent the Managing Member shall determine in good faith that additional restrictions on Transfers are necessary so that the Company is not treated as a “publicly traded partnership” under Section 7704 of the Code, the Managing Member may impose such additional restrictions on Transfers as the Managing Member has determined in good faith to be so necessary.

(c)      Notwithstanding any contrary provision in this Agreement, in no event may any Transfer of a Unit be made by any Member unless such Member or the prospective transferee(s) of such Units shall have reimbursed the Company for all reasonable and documented out-of-pocket expenses (including attorneys’ fees and expenses) incurred and paid by the Company in connection with implementing such Transfer or proposed Transfer, whether or not consummated (other than Exchanges pursuant to Article XII or any Transfer to the Company).

9.7.         Counterparts; Joinder. Prior to Transferring any Units (other than Exchanges pursuant to Article XII or any Transfer to the Company) and as a condition precedent to the effectiveness of such Transfer, the transferring holder of Units will cause the prospective transferee(s) of such Units to execute and deliver to the Company counterparts of this Agreement and any other agreements relating to such Units, or executed joinders to such agreements, in each case, in a form acceptable to the Managing Member. Notwithstanding anything herein to the contrary, to the fullest extent permitted by law, any Person who acquires in any manner whatsoever any Units, irrespective of whether such Person has accepted and adopted in writing the terms and conditions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement to which any predecessor in such Units was subject or by which such predecessor was bound.

9.8.         Ineffective Transfer. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement shall, to the fullest extent permitted by law, be null and void ab initio, and the Company will not record such Transfer on its books or treat any purported transferee of such Units as the owner of such securities for any purpose.

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Article X
ADMISSION OF MEMBERS

10.1.       Substituted Members. Subject to the provisions of Article IX hereof, in connection with the permitted Transfer of any Units of a Member, the transferee shall become a Substituted Member on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the books and records of the Company.

10.2.       Additional Members. Subject to the provisions of Article IX hereof, a Person may be admitted to the Company as an Additional Member only upon furnishing to the Company (a) counterparts of this Agreement or an executed joinder to this Agreement in a form acceptable to the Managing Member and (b) such other documents or instruments as may be necessary or appropriate to effect such Person’s admission as a Member (including entering into such documents as the Managing Member may deem appropriate). Such admission shall become effective on the date on which the Managing Member determines that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

10.3.       Additional Managing Member. No Person may be admitted to the Company as an additional Managing Member or substitute Managing Member without the prior written consent of each incumbent Managing Member, which consent may be given or withheld, or made subject to such conditions as are determined by each incumbent Managing Member, in each case in the sole discretion of each incumbent Managing Member. A Managing Member will not be entitled to resign as a Managing Member of the Company unless another Managing Member shall have been admitted hereunder (and not have previously been removed or resigned). Any additional Managing Member or substitute Managing Member admitted as a Managing Member of the Company pursuant to this Section 10.3 is hereby authorized to, and shall, continue the Company without dissolution.

Article XI
WITHDRAWAL AND RESIGNATION OF MEMBERS

No Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the dissolution and winding up of the Company pursuant to Article XIII without the prior written consent of the Managing Member, except as otherwise expressly permitted by this Agreement. Any Member, however, that attempts to withdraw or otherwise resign as a Member from the Company without the prior written consent of the Managing Member upon or following the dissolution and winding up of the Company pursuant to Article XIII but prior to such Member receiving the full amount of Distributions from the Company to which such Member is entitled pursuant to Article XIII shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the withdrawal or resignation of such Member, and such Member shall be entitled to receive the Fair Market Value of such Member’s equity interest in the Company as of the date of its resignation (or, if less, the amount that such Member would have received on account of such equity interest had such Member not resigned or otherwise withdrew from the Company), as conclusively determined by the Managing Member, on the sixth month anniversary date (or such earlier date determined by the Managing Member) following the completion of the Distribution of Company assets as provided in Article XIII to all other Members. Upon a Transfer of all of a Member’s Units in a Transfer permitted by this Agreement, subject to the provisions of Section 9.4, such Member shall cease to be a Member.

Article XII
EXCHANGE & Redemption RIGHTS

12.1.       Exchange Procedures.

(a)      Upon the terms and subject to the conditions set forth in this Article XII, each Exchanging Member (collectively with such Exchanging Member’s Affiliates and Permitted Transferees) shall be entitled to cause the Company to effect an Exchange up to two (2) times per calendar quarter (and no more frequently), in each case with respect to a number of Class A Common Units at least equal to or exceeding the Minimum Exchange Amount, by delivering an Exchange Notice to the Company, with a copy to PubCo. Each Exchange Notice shall be in the form set forth on Exhibit A and shall include all information required to be included therein. In the event

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that an Exchange is being exercised in order to participate in a Piggy-Back Registration (as such term is defined in the Registration Rights Agreement), the Exchange Notice Date shall be prior to the expiration of the time period in which a holder of securities is required to notify PubCo that it wishes to participate in such Piggy-Back Registration in accordance with Section 2.3.1 of the Registration Rights Agreement.

(b)      Within three (3) Business Days of the giving of an Exchange Notice, the Managing Member may elect to settle all or a portion of the Exchange (including a PubCo Call Right) in cash in an amount equal to the Cash Exchange Payment (in lieu of shares of Class A Common Stock), exercisable by giving written notice of such election to the Exchanging Member within such three (3) Business Day period (such notice, the “Cash Exchange Notice”). The Cash Exchange Notice shall set forth the portion of the Class A Common Units subject to the Exchange that will be exchanged for cash in lieu of shares of Class A Common Stock. To the extent such Exchange relates to the exercise of the Exchanging Member’s registration rights under Section 2 of the Registration Rights Agreement, the Managing Member and the Company will cooperate in good faith with such Exchanging Member to exercise such Exchange in a manner which preserves such Exchanging Member’s rights thereunder. At any time following the giving of a Cash Exchange Notice and prior to the Exchange Date, the Managing Member may elect (exercisable by giving written notice of such election to the Exchanging Member) to revoke the Cash Exchange Notice with respect to all or any portion of the Exchanged Units and make the Stock Exchange Payment with respect to any such Exchanged Units on the Exchange Date.

(c)      In the event the Managing Member does not timely give a Cash Exchange Notice (or revokes a Cash Exchange Notice in accordance with the foregoing clause (b)), the Exchanging Member may, if and only if any Exchange Condition exists, elect to (x) retract its Exchange Notice or (y) delay the consummation of an Exchange, in each case, exercisable by giving written notice of such election to the Managing Member within two (2) Business Days of the occurrence of an Exchange Condition and in any event no later than one (1) Business Day prior to the Exchange Date (such notice under clause (y), an “Exchange Delay Notice”), which notice shall specify the particular Exchange Condition giving rise to such election. The giving of any Exchange Delay Notice pursuant to clause (x) of the preceding sentence shall terminate all of the Exchanging Member’s, the Managing Member’s and Company’s rights and obligations under this Section 12.1 arising from such retracted Exchange Notice, but shall not count against the maximum number of Exchanges that an Exchanging Member may effect in a calendar quarter.

(d)      In the event of a Change of Control, the Managing Member may elect, pursuant to a written notice given to the Members (other than PubCo) at least thirty (30) days prior to the consummation of a Change of Control (a “COC Notice”), to require each such Member to effect an Exchange with respect to any portion of such Member’s Class A Common Units (together with the surrender and cancellation of the corresponding number of outstanding shares of Class V Common Stock held by such Member) (any such Exchange, a “COC Exchange”) which shall be effective immediately prior to the consummation of the Change of Control (but such Exchange shall be conditioned on the consummation of such Change of Control, and shall not be effective if such Change of Control is not consummated) (the “COC Exchange Date”). In connection with a COC Exchange, such Exchange shall be settled (including, if PubCo elects by delivery of a COC Notice, directly by PubCo) (x) with the Stock Exchange Payment with respect to the Class A Common Units subject to the COC Exchange or (y) in cash or property, so long as in each case each such Member receives the identical consideration or the identical right to elect the form of consideration, in each case on a per Unit basis, that the holder of a share of Class A Common Stock would receive in connection with such Change of Control. Notwithstanding anything in this Section 12.1(d) to the contrary, the Managing Member cannot elect to require any Member to effect a COC Exchange unless such Member receives, pursuant to such COC Exchange (including in connection with the consummation of such Change of Control), (x) consideration consisting entirely of (A) cash, (B) Equity Securities of a Person that (I) are listed on a National Securities Exchange within sixty (60) days of the consummation of such Change of Control and (II) can be resold without registration or within sixty (60) days of the consummation of such Change of Control are registered for resale on a shelf registration statement under the Securities Act (the Equity Securities referred to in this clause (B), the “Liquid Securities”), or (C) a combination of cash and Liquid Securities, or (y) consideration that includes cash and Liquid Securities, the sum of such cash plus the fair market value of such Liquid Securities is at least equal to the income taxes incurred by such Member in connection with such COC Exchange (including in connection with the consummation of such Change of Control), determined on a “with and without” basis.

(e)      PubCo and the Company may adopt reasonable procedures for the implementation of the Exchange provisions set forth in this Article XII, including, without limitation, procedures for the giving of notice of an election of exchange.
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(f)       Notwithstanding anything to the contrary herein, to the extent a Member surrenders for exchange a fraction of a Class A Common Unit, the Company may in its sole discretion deliver to such holder a cash amount equal to the market value of such fraction (as determined by the Managing Member in its sole discretion) in lieu of delivering a fraction of a share of Class A Common Stock.

12.2.       Exchange Payment. The Exchange shall be consummated on the Exchange Date. Unless PubCo has exercised its PubCo Call Right pursuant to Section 12.3, on the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date):

(i)       PubCo shall contribute to the Company for delivery to the Exchanging Member (A) the Stock Exchange Payment with respect to any Exchanged Units not subject to a Cash Exchange Notice and (B) the Cash Exchange Payment with respect to any Exchanged Units subject to a Cash Exchange Notice (and, for the avoidance of doubt, PubCo shall be obligated to make the contributions described in this Section 12.2(i) regardless of whether the Company has sufficient assets to effect the Exchange without such contributions);

(ii)      the Exchanging Member shall transfer and surrender the Exchanged Units to the Company (including any certificates that represent the Exchanged Units), free and clear of all liens and encumbrances, together with any instruments of transfer reasonably required by the Managing Member (or a duly appointed transfer agent), duly executed by the Exchanging Member or the Exchanging Member’s duly authorized representative;

(iii)     the Company shall issue to PubCo a number of Class A Common Units equal to, and PubCo shall automatically be admitted as a Member of the Company in respect of, the number of Class A Common Units surrendered pursuant to clause (ii);

(iv)     solely to the extent necessary in connection with an Exchange, PubCo shall undertake all actions, including an issuance, reclassification, Distribution, division or recapitalization, with respect to the Class A Common Stock to maintain a one-to-one ratio between the number of Class A Common Units owned by PubCo, directly or indirectly, and the number of outstanding shares of Class A Common Stock, taking into account the issuance in clause (iii), any Stock Exchange Payment, and any other action taken in connection with this Article XII;

(v)      the Company shall (A) cancel the redeemed Class A Common Units which were Exchanged Units held by the Exchanging Member and (B) transfer to the Exchanging Member the Cash Exchange Payment and/or the Stock Exchange Payment, as applicable; and

(vi)     PubCo shall cancel the surrendered shares of Class V Common Stock.

Upon the Exchange of all of a Member’s Units, such Member shall cease to be a Member of the Company.

12.3.       PubCo Call Rights. Notwithstanding anything to the contrary contained in this Section 12.3, with respect to any Exchange Notice or COC Notice, PubCo may, by delivery of a written notice to the Exchanging Member no later than three (3) Business Days following the giving of an Exchange Notice or COC Notice, in accordance with, and subject to the terms of, this Section 12.3 (such notice, a “PubCo Call Notice”), elect to purchase directly and acquire such Exchanged Units on the Exchange Date by paying to the Exchanging Member (or such other Person specified in the Exchange Notice) the Stock Exchange Payment and/or the Cash Exchange Payment (subject, in the case of a COC Exchange Notice, to the requirements of Section 12.1(d)) (the “PubCo Call Right”), whereupon PubCo shall acquire the Exchanged Units on the Exchange Date or COC Exchange Date (as applicable) and be treated for all purposes of this Agreement as the owner of, and a duly admitted Member in respect of, such Class A Common Units. Except as otherwise provided in this Section 12.3, an exercise of the PubCo Call Right shall be consummated pursuant to the same timeframe and in the same manner as the relevant Exchange would have been consummated if PubCo had not given a PubCo Call Notice, in each case as relevant, including that Section 12.1 shall apply mutatis mutandis and that clauses (iv) and (vi) of Section 12.2 shall apply (notwithstanding that the other clauses thereof do not apply).

12.4.       [Certain Expenses. PubCo, the Company and each Exchanging Member shall bear their own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated, except that the Company shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in

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connection with, or arising by reason of, any Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered in a name other than that of the Exchanging Member that requested the Exchange (or the DTC or its nominee for the account of a participant of the DTC that will hold the shares for the account of such Exchanging Member), then such Exchanging Member and/or the person in whose name such shares are to be delivered shall pay to the Company or PubCo, as applicable, the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of the Company that such tax has been paid or is not payable.

12.5.       Exchange Taxes. The issuance of shares of Class A Common Stock upon an Exchange shall be made without charge to the Exchanging Member for any stamp or other similar tax in respect of such issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the Exchanging Member (subject to the restrictions in Article IX), then the Person or Persons in whose name the shares are to be issued shall pay to PubCo the amount of any additional tax that may be payable in respect of any Transfer involved in such issuance in excess of the amount otherwise due if such shares were issued in the name of the Exchanging Member or shall establish to the satisfaction of PubCo that such additional tax has been paid or is not payable.]

12.6.       Limitations on Exchanges.

(a)      Notwithstanding anything to the contrary herein, PubCo or the Company may impose such restrictions on an Exchange as PubCo or the Company may determine to be necessary or advisable so that the Company is not treated as a “publicly traded partnership” under Section 7704 of the Code. Notwithstanding anything to the contrary herein, no Exchange shall be permitted (and, if attempted, shall, to the fullest extent permitted by law, be void ab initio) if, in the good faith determination of PubCo or the Company, such an Exchange would pose a material risk that the Company would be a “publicly traded partnership” under Section 7704 of the Code.

(b)      For the avoidance of doubt, and notwithstanding anything to the contrary herein, a Member shall not be entitled to effect an Exchange to the extent PubCo or the Company determines that such Exchange (i) would be prohibited by law or regulation (including, without limitation, the unavailability of any requisite registration statement filed under the Securities Act or any exemption from the registration requirements thereunder) or (ii) would not be permitted under any other agreements with PubCo or its subsidiaries to which such Member may be party (including, without limitation, this Agreement) or any written policies of PubCo related to unlawful or inappropriate trading applicable to its directors, officers or other personnel.

12.7.       Adjustments.

(a)      The Exchange Rate shall be adjusted accordingly if there is: (i) any subdivision (by any unit split, unit Distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the applicable Units that is not accompanied by a substantively identical subdivision or combination of the Class A Common Stock; or (ii) any subdivision (by any stock split, stock dividend or Distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock split, reclassification, reorganization, recapitalization or otherwise) of the Class A Common Stock that is not accompanied by a substantively identical subdivision or combination of shares of Class V Common Stock or the applicable Units, in each case, to the extent necessary to maintain the economic equivalency in the value surrendered for exchange and the value received, as determined by PubCo in its sole discretion; provided, however, that no adjustment to the Exchange Rate will be made solely as a result of a stock dividend by PubCo that is effected to maintain the relationship between the outstanding shares of Class A Common Stock and Class A Common Units. If there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock is converted or changed into another security, securities or other property, then and in each such event, provision shall be made so that the Exchanging Member shall receive upon the Exchange the amount of such security, securities or other property that such Exchanging Member would have received if such Exchange had occurred immediately prior to the effective date of such reclassification, reorganization, recapitalization or other similar transaction, and had such Exchanging Member thereafter, during the period from the date of such event to and including the Exchange Date, retained such security, securities or other property receivable by such Exchanging Member as aforesaid during such period, giving application to all adjustments called for during such period under this Section with respect to the rights of the Exchanging Member. Except as may be required in the immediately preceding sentences, no adjustments in respect of Distributions shall

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be made upon the Exchange of any Unit. This Agreement shall apply to, mutatis mutandis, and all references to “Units” shall be deemed to include, any security, securities or other property of PubCo or the Company which may be issued in respect of, in exchange for or in substitution of shares of Class V Common Stock or Class A Common Units, as applicable, by reason of stock or unit split, reverse stock or unit split, stock or unit dividend or Distribution, combination, reclassification, reorganization, recapitalization, merger, exchange (other than an Exchange) or other transaction.

(b)      This Agreement shall apply to the Units held by the Members and their Permitted Transferees as of the date hereof, as well as any Units hereafter acquired by a Member and his or her or its Permitted Transferees.

12.8.       Class A Common Stock to be Issued.

(a)      PubCo shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of Class A Common Stock as shall be deliverable upon any such Exchange; provided that nothing contained herein shall be construed to preclude PubCo or the Company from satisfying its obligations in respect of the Exchange of the Units by delivery of shares of Class A Common Stock which are held in the treasury of PubCo or are held by the Company or any of their subsidiaries or by delivery of purchased shares of Class A Common Stock (which may or may not be held in the treasury of PubCo or held by any subsidiary thereof). PubCo and the Company covenant that all shares of Class A Common Stock issued upon an Exchange will, upon issuance, have been duly authorized and validly issued and will be fully paid and non-assessable.

(b)      PubCo and the Company covenant and agree that, to the extent that a registration statement under the Securities Act is effective and available for shares of Class A Common Stock to be delivered with respect to any Exchange, shares that have been registered under the Securities Act shall be delivered in respect of such Exchange. In the event that any Exchange in accordance with this Agreement is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the Member requesting such Exchange, PubCo and the Company shall use commercially reasonable efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. PubCo and the Company shall use commercially reasonable efforts to list the shares of Class A Common Stock required to be delivered upon Exchange prior to such delivery upon each national securities exchange or inter-dealer quotation system upon which the outstanding Class A Common Stock may be listed or traded at the time of such delivery.

12.9.       Restrictions. Any restrictions on transfer of Class A Common Units under any agreements with PubCo or any of its subsidiaries (other than this Agreement) to which an Exchanging Member may be party shall apply, mutatis mutandis, to any shares of Class A Common Stock and Class V Common Stock.

12.10.     Distribution Rights. No Exchange shall impair the right of the Exchanging Member to receive any Distributions payable on the Class A Common Units redeemed pursuant to such Exchange in respect of a record date that occurs prior to the Exchange Date for such Exchange. No Exchanging Member, or a Person designated by an Exchanging Member to receive shares of Class A Common Stock, shall be entitled to receive, with respect to such record date, Distributions or dividends both on Class A Common Units redeemed by the Company from such Exchanging Member and on shares of Class A Common Stock received by such Exchanging Member, or other Person so designated, if applicable, in such Exchange.

12.11.     Tax Treatment; Tax Withholding.

(a)      The parties shall report (i) any PubCo Call Right consummated hereunder as a taxable sale of Class A Common Units and shares of Class V Common Stock by a Member to PubCo in a transaction governed by Section 741 of the Code, and (ii) any Exchange other than pursuant to a PubCo Call Right in which the cash, shares of Class A Common Stock or both provided as consideration are contributed to the Company by PubCo in connection with such Exchange as a disguised sale of Class A Common Units in a transaction governed by Section 707 of the Code, and no party shall, in either case, take a contrary position on any income tax return, amendment thereof or communication with a taxing authority unless (i) an alternate position is permitted under the Code and Treasury Regulations (as determined by the Managing Member in its sole discretion) and (ii) PubCo consents in writing.

Annex J-35

(b)      Notwithstanding any other provision in this Agreement (and without limiting Section 4.5 or Section 9.1(c)), PubCo, the Company and their agents and affiliates shall have the right to deduct and withhold taxes (including shares of Class A Common Stock with a fair market value determined in the sole discretion of PubCo equal to the amount of such taxes) from any payments to be made pursuant to the transactions contemplated by this Agreement if, in their opinion, such withholding is required by law, and shall be provided with any necessary tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, and any similar information; provided that PubCo may, in its sole discretion, allow an Exchanging Member to pay such taxes owed on the Exchange of Units and shares of Class V Common Stock for shares of Class A Common Stock in cash in lieu of PubCo withholding or deducting such taxes. To the extent that any of the aforementioned amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the recipient of the payments in respect of which such deduction and withholding was made. To the extent that any payment pursuant to this Agreement is not reduced by such deductions or withholdings, such recipient shall indemnify the applicable withholding agent for any amounts imposed by any taxing authority together with any costs and expenses related thereto.

(c)      [Intentionally Omitted]

12.12.     Redemptions. Following the expiration of any applicable lock-up, by delivering a written notice to the Company with a copy to Pubco, each holder of Class A Common Units (other than Pubco) shall be entitled at any time and from time to time (subject to the availability of an exemption to the registration requirements of the Securities Act or other applicable law or a registration statement then in effect with respect to such issuance and subsequent transfer by such holder), to cause the Company to redeem (each, a “Redemption”), all or a portion of its Class A Common Units for an amount of cash per Common Unit equal to the 5-day VWAP of the Surviving Pubco Common Shares on the date of the receipt of the written notice of the Redemption, in which case, Surviving Pubco’s board of directors, may instead, at its option, cause Surviving Pubco, directly or through the Surviving Company, to acquire such Class A Common Units in exchange for cash or new Surviving Pubco Common Shares on a one-for-one basis (subject to adjustment for stock splits, dividends, recapitalizations etc.). In connection with any Redemption, a number of shares of Pubco Class V Common Stock equal to the number of redeemed Class A Common Units will be surrendered and cancelled; provided, however, that, absent a waiver by the Managing Member, any such Exchange is for a minimum of the lesser of 1,000 Class A Common Units or all of the Class A Common Units held by such exchanging holder.

Article XIII
DISSOLUTION AND LIQUIDATION

13.1.       Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon:

(a)      the entry of a decree of judicial dissolution of the Company under the Texas Act;

(b)      at any time there are no Members, unless the Company is continued in accordance with the Texas Act;

(c)      the sale of all or substantially all of the assets of the Company;

(d)      the determination of the Managing Member to dissolve the Company; or

(e)      any event which makes it unlawful for the business of the Company to be carried on by the members.

The Members hereby agree that the Company shall not dissolve prior to the occurrence of one of the events specified in the first sentence of this Section 13.1. In the event of a dissolution pursuant to Section 13.1(d), the relative economic rights of each class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to Distributions made to Members pursuant to Section 13.2 in connection with such dissolution, taking into consideration tax and other legal constraints that may adversely affect one or more Members and subject to compliance with applicable Laws, unless, with respect to any class of Units, holders of at least ninety percent (90%) of the Units of such class not held by the Managing

Annex J-36

Member consent in writing to a treatment other than as described above. Further, if a dissolution pursuant to Section 13.1(d) or Section 13.1(e) would have a material adverse effect on any Member, the dissolution of the Company shall require the prior consent of such Member, which consent shall not be unreasonably withheld, delayed or conditioned.

Except as otherwise set forth in this Article XIII, the Company is intended to have perpetual existence. An Event of Withdrawal shall not, in and of itself, cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

13.2.       Winding Up and Termination. On dissolution of the Company, the Managing Member shall act as liquidating trustee or may appoint one or more Persons as liquidating trustee. The liquidating trustee shall proceed diligently to wind up the affairs of the Company and make final Distributions as provided herein and in the Texas Act. The costs of winding up shall be borne as a Company expense. Until final distribution, the liquidating trustee shall continue to operate the Company properties with all of the power and authority of the Managing Member. The steps to be accomplished by the liquidating trustee are as follows:

(a)      as promptly as possible after dissolution and again after completion of the winding up, the liquidating trustee shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the completion of the winding up is completed, as applicable;

(b)      the liquidating trustee shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred of winding up) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent, conditional or unmatured liabilities in such amount and for such term as the liquidating trustee may reasonably determine); and

(c)      all remaining assets of the Company shall be distributed to the Members in accordance with Section 4.1(c) by the end of the Taxable Year of the Company during which the winding up of the Company occurs (or, if later, by ninety (90) days after the date of the winding up).

The Distribution of cash and/or property to Members in accordance with the provisions of this Section 13.2 and Section 13.3 constitutes a complete return to the Members of their Capital Contributions and a complete Distribution to the Members of their interest in the Company and all the Company’s property and constitutes a compromise to which all Members have consented within the meaning of the Texas Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

13.3.       Deferment; Distribution in Kind. Notwithstanding the provisions of Section 13.2, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidating trustee determines that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the liquidating trustee may, in their sole discretion, defer for a reasonable time the winding up of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Members) and reserves. Subject to the order of priorities set forth in Section 13.2, the liquidating trustee may, in their sole discretion, distribute to the Members, in lieu of cash, either (i) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 13.2(c), (ii) as tenants in common and in accordance with the provisions of Section 13.2(c), undivided interests in all or any portion of such Company assets or (iii) a combination of the foregoing. Any such Distributions in kind shall be subject to (x) such conditions relating to the disposition and management of such assets as the liquidating trustee deem reasonable and equitable and (y) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any Company assets distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Section 4.2. The liquidating trustee shall determine the Fair Market Value of any property distributed in accordance with the valuation procedures set forth in Article  XIV.

13.4.       Cancellation of Certificate. On completion of the winding up of the Company’s affairs and Distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Managing Member (or such other Person or Persons as the Texas Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Texas, cancel any other filings

Annex J-37

made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 13.4.

13.5.       Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Sections 13.2 and 13.3 in order to minimize any losses otherwise attendant upon such winding up.

13.6.       Return of Capital. The liquidating trustee shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

Article XIV
GENERAL PROVISIONS

14.1.       Power of Attorney.

(a)      Each holder of Units hereby constitutes and appoints the Managing Member and the liquidating trustee, with full power of substitution, as his, her or its true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to:

(i)       execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) this Agreement, all certificates and other instruments and all amendments thereof which the Managing Member deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Texas and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments which the Managing Member deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents which the Managing Member deems appropriate or necessary to reflect the dissolution and winding up of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to Article X or Article XI; and

(ii)      sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Managing Member, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by such holder of Units hereunder or is consistent with the terms of this Agreement and/or appropriate or necessary (and not inconsistent with the terms of this Agreement), in the reasonable judgment of the Managing Member, to effectuate the terms of this Agreement.

(b)      For the avoidance of doubt, the foregoing power of attorney does not include the power or authority to vote any Units held by any Member on any matter on which the Members have a right to vote, either at a meeting or by any written consent, either as contemplated by Section 6.5 or otherwise under this Agreement.

(c)      The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any holder of Units and the Transfer of all or any portion of his, her or its Units and shall extend to such holder’s heirs, successors, assigns and personal representatives.

14.2.       Amendments.

(a)      The Managing Member (pursuant to its power of attorney from the holders of Units as provided in Section 14.1 or otherwise), without the consent of any holder of Units, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(i)       a change in the name of the Company or the location of the principal place of business of the Company;

Annex J-38

(ii)      admission, substitution, removal or withdrawal of Members or Assignees in accordance with this Agreement;

(iii)     a change that does not adversely affect any holder of Units in any material respect in its capacity as an owner of Units and is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any United States federal or state agency or judicial authority or contained in any United States federal or state statute; or

(iv)     as contemplated by Section 3.1(b).

(b)      Except as provided in Section 14.2(a), this Agreement may not be amended or modified except with the consent of the Managing Member and, so long as the holders of the Class A Common Units other than the Managing Member have an ownership percentage of at least 10% of the total issued and outstanding Class A Common Units, the consent or approval of the holders of at least ninety percent (90%) of the Class A Common Units not held by the Managing Member consent in writing to a treatment other than as described above. Notwithstanding the preceding sentence, (i) no consent or approval shall be required for the Company to admit a Permitted Transferee as a Member following an Exempt Transfer completed in compliance with this Agreement, and (ii) if the holders of the Class A Common Units other than the Managing Member have an ownership percentage of less than 10% of the total issued and outstanding Class A Common Units, the holders of at least 65 percent (65%) of the Class A Common Units not held by the Managing Member must also consent to or approve any amendments or modifications to Article IV, Section 9.1, Article XII, Section 13.2, this Section 14.2 or related definitions or any other amendments or modifications that affect the rights granted to the such holders in such sections in any material respect, including, without limitation, changes to the number of shares of Class A Common Stock issued upon an Exchange, either through an amendment to the definition of “Exchange Rate” or otherwise, or that otherwise increases the obligations or decreases the benefits to the applicable holders. Notwithstanding the foregoing, any amendment which would materially and adversely affect the rights or duties of a Member on a discriminatory and non-pro rata basis shall require the consent of such Member, other than those actions set forth in Section 14.2(a) above. In addition, the amendment of any specific approval, consent, voting right, or transfer rights of a specified Member shall require the approval of such Member, provided that such Member holds the number of Units, as applicable, required to exercise such rights. Any amendment or modification effected in accordance with this Section 14.2(b) shall be effective, in accordance with its terms, with respect to the rights and obligations of and binding upon all Members. For the avoidance of doubt, without any action or requirement of consent by any Member, the Company shall update the books and records of the Company to remove a Member’s name therefrom once such Member no longer holds any Equity Securities of the Company, following which such Person shall cease to be a “Member” or have any rights or obligations under this Agreement.

14.3.       Title to Company Assets. The Company assets shall be deemed to be owned by the Company as an entity, and no holder of Units, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. The Managing Member hereby declares and warrants that any Company assets for which legal title is held in its name or the name of any nominee shall be held in trust by the Managing Member or such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held.

14.4.       Addresses and Notices. Any notice provided for in this Agreement will be in writing and will be either personally delivered, or received by certified mail, return receipt requested, sent by reputable overnight courier service (charges prepaid) or facsimile to the Company at the address set forth below and to any other recipient and to any holder of Units at such address as indicated by the Company’s records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will

Annex J-39

be deemed to have been given hereunder when delivered personally or sent by facsimile (provided confirmation of transmission is received), three days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service. The Company’s address is:

To the Company:

Spinal Stabilization Technologies, LLC
P.O. Box 90622
San Antonio, TX 78209
Attention: Mark Novotny
Email: mnovotny@sstspine.com

with a copy (which shall not constitute notice) to:

Fredrikson & Byron, P.A.
60 South Sixth Street
Suite 1500
Minneapolis, MN 55402
Attention: Chris Melsha, Andrew Nick
Email: cmelsha@fredlaw.com; anick@fredlaw.com

To the Managing Member:

Spinal Stabilization Technologies, Inc.
P.O. Box 90622
San Antonio, TX 78209
Attention: Mark Novotny
Email: mnovotny@sstspine.com

in each case, with a copy (which shall not constitute written notice) to:

Fredrikson & Byron, P.A.
60 South Sixth Street
Suite 1500
Minneapolis, MN 55402
Attention: Chris Melsha, Andrew Nick
Email: cmelsha@fredlaw.com; anick@fredlaw.com

14.5.       Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

14.6.       Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

14.7.       Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.8.       Counterparts. This Agreement may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

14.9.       Applicable Law; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. Any dispute relating hereto shall be heard in the state or federal courts

Annex J-40

of Texas, and the parties agree to exclusive jurisdiction and venue therein and waive, to the fullest extent permitted by law, any objection based on venue or forum non conveniens with respect to any action instituted therein. The parties hereto hereby consent to service being made through the notice procedures set forth in Section 14.4 and irrevocably submit to the jurisdiction of the aforesaid courts. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.10.     Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

14.11.     Further Action. The parties shall use commercially reasonable efforts to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

14.12.     Delivery by Facsimile. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission (i.e., in portable document format), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

14.13.     Offset. Whenever the Company is to pay any sum to any holder of Units or any Affiliate or related person thereof, any undisputed amounts that such holder of Units or such Affiliate or related person owes to the Company (such lack of dispute to be evidenced by written confirmation of such by such holder of Units or related person thereof) may be deducted from that sum before payment.

14.14.     Entire Agreement. This Agreement, those documents expressly referred to herein (including the MA), embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral (including the Prior Agreement), which may have related to the subject matter hereof in any way.

14.15.     Remedies. Each holder of Units shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to seek to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

14.16.     Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words “or,” “either” and “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or

Annex J-41

question of intent or interpretation arises, to the fullest extent permitted by law, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

14.17.     Spousal Consent. Each Member who is married severally represents that true and complete copies of this Agreement and all documents to be executed by such Member hereunder have been furnished to his or her spouse; represents and warrants to the Company and to the other Members that such spouse has read this Agreement and all related documents applicable to such Member, is familiar with each of their terms, and has agreed to be bound to the obligations of such Member hereunder and thereunder.

*    *    *    *    *

Annex J-42

IN WITNESS WHEREOF, the undersigned have executed this Fifth Amended and Restated Company Agreement as of the date first above written.

BLUERIVER ACQUISITION, LLC, as Managing Member immediately prior to the consummation of the Effective Time and on its behalf
By:
Name:
Title:
SPINAL STABILIZATION TECHNOLOGIES, INC.
Managing Member immediately after the Effective Time and on its behalf
By:
Name:
Title:
The Board of Managers of Spinal Stabilization, LLC

Joe de Compiegne

Annie Lutz

Randall Mays

Roy Terracina

Annex J-43

Annex K

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement and Plan of Merger (this “Amendment”) is entered into effective as of February 2, 2024, by and among BlueRiver Acquisition Corp., a Cayman Islands exempted company (together with its successor pursuant to the Domestication (as defined in the Agreement), “BlueRiver”), BLUA Merger Sub LLC, a Texas limited liability company and a wholly owned direct Subsidiary of BlueRiver (“Merger Sub”), and Spinal Stabilization Technologies, LLC, a Texas limited liability company (the “Company”). BlueRiver, Merger Sub, the Company and, when designated by the Company, the Holder Representative are referred to herein as the “Parties”. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given to them in that certain Agreement and Plan of Merger, dated as of July 21, 2023 (the “Agreement”), by and among the Parties.

RECITALS

WHEREAS, the Parties desire to amend the Agreement as set forth herein; and

WHEREAS, Section 13.10 of the Agreement provides that, prior to the Closing, the Agreement may only be amended by a duly authorized agreement in writing executed by each of the Company and BlueRiver.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound agree as follows:

AGREEMENT

1.      Amendment. Section 11.01(b)(ii) is hereby amended and restated as follows:

“the Closing has not occurred on or before March 31, 2024 (the “Termination Date”); provided, that this Agreement may not be terminated under this Section 11.01(b)(ii) by or on behalf of any party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the primary cause of the failure of a condition set forth in Article 10 on or prior to the Termination Date;”

2.      Other Provisions. Except to the extent that the provisions of this Amendment expressly modify or conflict with the provisions of the Agreement (in which case the provisions of this Amendment shall govern), all other provisions of the Agreement shall remain in full force and effect.

3.      Miscellaneous. Sections 13.01 through 13.15 of the Agreement are incorporated into this Amendment by reference and shall be applicable to this Amendment and the matters addressed in it as if set forth therein in full mutatis mutandis.

[Signature pages follow.]

Annex K-1

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first written above.

BLUERIVER ACQUISITION CORP.
By:	/s/ John Gregg
Name: John Gregg
Title: Co-CEO

Annex K-2

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first written above.

Spinal Stabilization Technologies, LLC
By:	/s/ Mark Novotny
Name: Mark Novotny
Title: President and CEO

Annex K-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, actual fraud or willful neglect.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description
2.1^

Agreement and Plan of Merger, dated as of July 21, 2023, by and among BlueRiver Acquisition Corp., BLUA Merger Sub LLC, and Spinal Stabilization Technologies, LLC (included as Annex A to this proxy statement/prospectus)

2.2^

Amendment to Agreement and Plan of Merger, dated as of February 2, 2024, by and among BlueRiver Acquisition Corp., BLUA Merger Sub LLC, and Spinal Stabilization Technologies, LLC (included as Annex K to this proxy statement/prospectus)

3.1^

Amended and Restated Memorandum and Articles of Association of BlueRiver, as currently in effect (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on January 25, 2021)

3.2^	Form of Proposed Certificate of Incorporation of the Company, to become effective upon the Domestication (included as Annex B to the proxy statement/prospectus)
3.3^	Form of Proposed Bylaws of the Company, to become effective upon the Domestication (included as Annex D to the proxy statement/prospectus)
3.4^

Amendment to the Amended and Restated Memorandum and Articles of Association of BlueRiver, as currently in effect (Incorporated by reference to Exhibit 3.1 to BlueRiver’s Form 8-K, filed with the SEC on January 31, 2023)

3.5^

Amendment to the Amended and Restated Memorandum and Articles of Association of BlueRiver, as currently in effect (Incorporated by reference to Exhibit 3.1 to BlueRiver’s Form 8-K, filed with the SEC on August 8, 2023)

3.6^

Amendment to the Amended and Restated Memorandum and Articles of Association of BlueRiver, as currently in effect (Incorporated by reference to Exhibit 3.1 to BlueRiver’s Form 8-K, filed with the SEC on February 7, 2024)

4.1^	Specimen Unit Certificate of BlueRiver (incorporated by reference to Exhibit 4.1 of BlueRiver’s Form S-1 (File No. 333-252050), filed with the SEC on January 12, 2021)

Exhibit Number	Description
4.2^	Specimen Ordinary Share Certificate of BlueRiver (incorporated by reference to Exhibit 4.2 of BlueRiver’s Form S-1 (File No. 333-252050), filed with the SEC on January 12, 2021)
4.3^	Specimen Warrant Certificate of BlueRiver (incorporated by reference to Exhibit 4.3 of BlueRiver’s Form S-1 (File No. 333-252050), filed with the SEC on January 12, 2021)
4.4^

Warrant Agreement, dated January 28, 2021, between Continental Stock Transfer & Trust Company and BlueRiver (incorporated by reference to Exhibit 4.4 of BlueRiver’s Form 8-K, filed with the SEC on February 8, 2021)

5.1^	Opinion of Goodwin Procter LLP
8.1^	Tax Opinion of Goodwin Procter LLP
10.1^	Sponsor Letter Agreement, dated as of July 21, 2023, by and among BlueRiver, the Sponsor and SST (included as Annex G to this proxy statement/prospectus)
10.2^	Form of Member Support Agreement, dated July 21, 2023 (included as Annex H to this proxy statement/prospectus)
10.3^	Form of Fifth Amended and Restated Limited Liability Company Agreement of Spinal Stabilization Technologies, LLC (included as Annex J to this proxy statement/prospectus)
10.4^

Form of Amended and Restated Registration Rights Agreement, to be entered into by and between BlueRiver, SST and certain equityholders of the Company and certain other parties (included as Annex E to this proxy statement/prospectus)

10.5^	Spinal Stabilization Technologies, Inc. 2023 Equity Incentive Plan (included as Annex C to the proxy statement/prospectus)
10.6^	Employment Agreement, dated May 10, 2016, between Spinal Stabilization Technologies, LLC and Mark Novotny
10.7^	Employment Agreement, dated October 13, 2015, between Spinal Stabilization Technologies Limited and Brian Dowling
10.8^	Employment Agreement, dated September 15, 2015, between Spinal Stabilization Technologies, LLC and Loren Francis
10.9^	Consulting Agreement, dated February 1, 2023, between Spinal Stabilization Technologies, LLC and Frank M. Phillips, M.D.
10.10^	Form of 2023 Incentive Unit Agreement
10.11^	Form of 2018 Incentive Unit Agreement
10.12^	Form of 2016 Restricted Incentive B2 Unit Agreement
10.13^	Form of Amendment to 2016 Restricted Incentive B2 Unit Agreement
10.14^	Form of Spinal Stabilization Technologies, LLC 2023 Convertible Note
10.15^	Form of Spinal Stabilization Technologies, LLC 2021 Convertible Note
10.16^	Form of Notes Amendment Agreement, dated October 31, 2022
10.17^	Prospect Life Sciences Master Terms and Conditions
10.18^	Amendment to Prospect Life Sciences Master Terms and Conditions
10.19†^	Master Supply Agreement, dated January 21, 2021, between Spinal Stabilization Technologies, LLC and NuSil Technology LLC
10.20†^	First Amendment to Master Supply Agreement, dated February 19, 2021, between Spinal Stabilization Technologies, LLC and NuSil Technology LLC
10.21^	Supplier Quality Agreement, dated February 17, 2021, between Spinal Stabilization Technologies, LLC and GFE, LLC.
10.22^	Lease Agreement, dated August 1, 2020, between Spinal Stabilization Technologies Limited and Kilkenny Industrial Development Company Limited
23.1	Consent of WithumSmith+Brown, PC, independent registered accounting firm for BlueRiver
23.2	Consent of WithumSmith+Brown, PC, independent registered accounting firm for SST
23.3	Consent of Goodwin Procter LLP (included as part of Exhibit 5.1)
24.1^	Power of Attorney (included on signature page to the initial filing of this Registration Statement)
99.1^	Form of Proxy Card for the Shareholders Meeting
99.2^	Form of Proxy Card for the Warrant Holders Meeting
99.3^	Consent of Vic Bertrand to be named as a Director
99.4^	Consent of H. Joseph de Compiegne to be named as a Director
99.5^	Consent of Mark Novotny to be named as a Director

Exhibit Number	Description
99.6^	Consent of Dr. Frank Phillips to be named as a Director
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107^	Filing Fee Table

____________

^        Previously filed.

†        Certain portions of this exhibit have been omitted because they are not material and is the type of information that the Company treats as private or confidential.

Item 22. Undertakings

1.      The registrant hereby undertakes:

(a)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.      The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

3.      The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4.      The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

5.      The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

6.      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Antonio, Texas, on March 8, 2024.

BLUERIVER ACQUISITION CORP.
By:	/s/ John Gregg
Name: John Gregg
Title: Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John Gregg	Co-Chairman and Co-Chief Executive Officer	March 8, 2024
John Gregg
*	Co-Chairman, Co-Chief Executive Officer and	March 8, 2024
Randall Mays	Chief Financial Officer
*	Director	March 8, 2024
Anne Farlow
*	Director	March 8, 2024
Alok Sama
*	Director	March 8, 2024
John E. Sununu
*	By:	/s/ John Gregg
Name: John Gregg
Title: Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of BlueRiver Acquisition Corp., has signed this registration statement or amendment thereto in the city of Austin, Texas, on March 8, 2024.

Authorized U.S. Representative
By:	/s/ Randall Mays
Name: Randall Mays
Title: Co-Chief Executive Officer